Lufthansa

RECEIVED

2004 JUN 28 P 12:10

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Deutsche Lufthansa Aktiengesellschaft
D-50664 Köln

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Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

U.S.A.

CGN IR, nr
24 June 2004

04035035

SUPPL

Deutsche Lufthansa AG
Rule 12g3-2(b) File No. 82-4691

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Deutsche Lufthansa AG (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Very truly yours,

Deutsche Lufthansa Aktiengesellschaft
Vice President Investor Relations

U. Schlosser

Ulrike Schlosser

PROCESSED
JUN 29 2004
THOMSON FINANCIAL

dlw 6/29

Enclosures

Gesellschaftsrechtliche Angaben,
Anschrift und weitere Informationen
auf der Rückseite.
For corporate details, address
and further information please turn over.

Lufthansa Nachricht

A STAR ALLIANCE MEMBER ™

Frankfurt, 1. Juni 2004

Nicht zur Verbreitung in den Vereinigten Staaten von Amerika, Kanada, Japan und Australien
Endgültige Version 31.05.2004 16:30

Ad-hoc-Mitteilung gemäß § 15 Wertpapierhandelsgesetz

Lufthansa bestätigt Bezugspreis von 9,85 Euro

Der endgültige Bezugspreis für die 76.320.000 neuen Aktien aus der vom Vorstand der Deutschen Lufthansa AG mit Zustimmung des Aufsichtsrats beschlossenen Kapitalerhöhung beträgt 9,85 Euro je Aktie.

Deutsche Lufthansa AG
Investor Relations
Ulrike Schlosser, Telefon (069) 696-90997, Fax (069) 696-90990,
Email: investor.relations@dlh.de
1. Juni 2004

english:

Not for publication or distribution in the United States, Canada, Japan and Australia

Disclosure pursuant to § 15 of the securities trading act

Lufthansa confirms subscription price in rights issue at 9.85 euros

The final subscription price for the 76,320.000 new shares from the capital increase resolved by the Executive Board of Deutsche Lufthansa AG with the approval of the Supervisory Board amounts to 9.85 euro per share.

Deutsche Lufthansa AG
Investor Relations
Ulrike Schlosser, Telefon (069) 696-90997, Fax (069) 696-90990,
Email: investor.relations@dlh.de
1 June 2004

The information contained in this document is not for publication or distribution in the United States, Canada, Japan or Australia.

This document is not an offer of securities for sale or a solicitation of an offer to purchase securities in the United States. The shares and the rights referred to herein have not been and will not be registered under the U.S. Securities Act of 1933, as amended (the "Securities Act"), and may not be offered or sold in the United States absent registration under the Securities Act or an available exemption from such registration. Any public offering of securities to be made in the United States will be made by means of a prospectus that may be obtained from the issuer and will contain detailed information about the company and management, as well as financial statements.

Not for distribution in the United States of America, Canada, Japan or Australia

Frankfurt, 24 May 2004

Lufthansa decides on capital increase

Proceeds to be used for investments in expansion of intercontinental traffic

The Executive Board of Deutsche Lufthansa AG, with the approval of the Supervisory Board, has decided to increase the Company's registered share capital from authorized capital with shareholder subscription rights.

76,320,000 new shares will be subscribed by the members of an underwriting syndicate led by Dresdner Kleinwort Wasserstein and Morgan Stanley at a subscription price of at least €9.85 per share in line with market practice, with the obligation to offer the new shares to the existing shareholders of Deutsche Lufthansa AG at a subscription ratio of 5:1. The final subscription price is expected to be announced on 1 June 2004. The subscription period is expected to run from 3 June to 16 June 2004, and stock exchange trading in the subscription rights is expected to be established during the period from 3 June to 14 June 2004. The new shares will entitle their holders to full dividend rights for the fiscal year 2004.

"With this capital increase we are investing in the future of our network carrier model," said Lufthansa's Chairman and CEO Wolfgang Mayrhuber. "Even today we are very well positioned in intercontinental traffic. Due to fleet expansion and the introduction of the Airbus A380, this attractive market segment will experience significant growth over the next years. Our industry is facing a transformation which Lufthansa is actively forming and shaping, thereby setting standards for the entire European aviation industry."

Lufthansa estimates that the new Airbus A380, due to its high seat capacity and unit costs which are approximately 20 per cent lower, will yield significant cost advantages on longhaul flights and expects to benefit from these as a global network carrier. Lufthansa, its European partners and the Star Alliance as the leading alliance in the world will generate customer demand which offers attractive growth potentials. In addition, Lufthansa has two central, growth-oriented hubs in Europe through which high feeder traffic passenger volumes are operated flexibly and profitably. In addition to expanding its fleet with the new super size

aircraft, the company plans capital expenditures for the preparation of operations and supporting infrastructure.

After issuance of the new shares, the aggregate number of outstanding shares of the company will increase from currently 381,600,000 to 457,920,000. Deutsche Lufthansa AG expects to generate at least approximately €750 million from the capital increase.

A German sales prospectus for the new shares is expected to be published on 2 June 2004 and will be available from the underwriters and from all German stock exchanges.

The new shares are expected to be included in the quotation of the shares of Deutsche Lufthansa at all German stock exchanges as of 17 June 2004 and have full dividend entitlement for 2004.

Deutsche Lufthansa AG
Corporate Communications
Thomas Ellerbeck
Christine Ritz
Tel. +49 69 696 – 2999
Fax +49 69 696 – 95428
http://media.lufthansa.com

Lufthansa News

A STAR ALLIANCE MEMBER ™

Frankfurt, 24 May 2004

Not for Distribution in the United States of America, Canada, Japan or Australia

Lufthansa decides on capital increase

Ad-hoc-Release pursuant to § 15 of the German Securities Trading Act (*Wertpapierhandelsgesetz*)

The Executive Board of Deutsche Lufthansa AG, with the approval of the Supervisory Board, has decided to increase the Company's registered share capital from authorized capital with shareholder subscription rights.

76,320,000 new shares will be subscribed by the members of an underwriting syndicate led by Dresdner Kleinwort Wasserstein and Morgan Stanley at a subscription price of at least €9.85 per share in line with market practice, with the obligation to offer the new shares to the existing shareholders of Deutsche Lufthansa AG at a subscription ratio of 5:1. The final subscription price is expected to be announced on 1 June 2004. The subscription period is expected to run from 3 June to 16 June 2004, and stock exchange trading in the subscription rights is expected to be established during the period from 3 June to 14 June 2004. The new shares will entitle their holders to full dividend rights for the fiscal year 2004.

A German sales prospectus for the new shares is expected to be published on 2 June 2004 and will be available from the underwriters and from all German stock exchanges.

Deutsche Lufthansa AG
Investor Relations
Ulrike Schlosser, Telephone +49 69 696-90997, Fax +49 69 696-90990,
Email: investor.relations@dlh.de

Events Annual General Meeting

Summary Annual General Meeting 2004



The 51st Annual General Meeting of Deutsche Lufthansa AG was held at the Kölnarena, Cologne, on 16 June 2004.

Overview

Dear shareholders,

3,555 shareholders and guests, representing 34.24 of the new equity capital, attended our 51st Annual General Meeting. 4909 of our shareholders used our Internet service to order their admission cards or to authorise a Lufthansa proxy to exercise their voting rights. We would like to thank them for helping to reduce the organisational costs of the AGM. We will of course continue to offer our online service for shareholders wishing to change their address in the Shareholders' Register.

A Recording of the speech by the Chairman of the Executive Board is now available on the Internet. The voting results will also be published here.

Please note the date of our next Annual General Meeting:
25 May 2005 at the Kölnarena in Cologne.

- **AGM Summary**
- **Voting results**
- **Speech by our Chairman and CEO, Wolfgang Mayrhuber - video recording.**
  Please understand that for legal reasons we must refrain from translating certain parts of the speech by Mr. Mayrhuber.
- **Report by the Executive Board** (PDF-file)
- **New perspectives for Lufthansa and Germany**
  Wolfgang Mayrhuber holds out the prospect of a dividend for 2004
- **Share register-service**
  Here you can make changes to your address in the Lufthansa share register
- **Agenda of the Annual General Meeting 2004** (or: PDF-file)
- **Lufthansa Annual General Meeting Key notes from A to Z**
- **Information for our shareholders on the 2003 annual result** (PDF-file)
- **Information on dividend payment**
- **Annual General Meeting 2004: Countermotions**
- **Ownership structure at 2 April 2004**
  Publication pursuant to section 6 of the Aviation Compliance Documenting Act, section 44 (1) 3 of the German Stock Exchange Act and section 70 of the German Stock Exchange Listing Regulation.
- **Here you can order the Annual Report 2003**

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2nd Interim Re
12 August 2004

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- Adhoc-Release
- Glossary
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- Articles of Assc



www.lufthans

AGM Summary

AGM extends authorisation for the purchase of own shares and resolves authorisation for the creation of new Authorised Capital B

3555 shareholders and guests attended the 51st Annual General Meeting of Deutsche Lufthansa in Cologne on 16th June. 34.24 per cent of the new equity capital was represented. Regarding the former equity capital - the new shares did not have voting rights at this AGM - the presence was 41.09 per cent. It was was thus slightly down compared with previous year's level.

On the agenda, in addition to the approval of the acts of the members of the Executive Board and the Supervisory Board, was the extension of the authorisation for the purchase of own shares. It is now valid up to 15th December 2005. According to that resolution, the company can purchase own shares with a proportional sum of the share capital of up to ten per cent of the share capital at the time the resolution is passed. To date, no use has been made of this authorisation which was first granted in 2000. (For details see item 5 of the Agenda)

Broad approval was also given to the proposed amendments to the Articles of Association on profit appropriation which, in addition to a cash distribution, also makes a distribution in kind possible.

The shareholders have also approved the creation of a new Authorised Capital B for employee shares. The authorisation granted by the Annual General Meeting on 16th June 1999 expired on 15th June 2004. No use was made of this authorisation. The Executive Board is authorised, with the consent of the Supervisory Board, up to 15th June 2009, to increase the share capital of Lufthansa by up to 25 mill. euros through one or more issues of new shares. The shares will be offered solely to the employees of Deutsche Lufthansa AG and its associated companies. The subscription rights of the shareholders will be excluded

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Events Annual General Meeting

Annual General Meeting 2004: Countermotions



Dear Shareholder,

Up until the end of the legally prescribed period on 1 June 2004, we did not receive any counter motions to items on the agenda of the 2004 Annual General Meeting from shareholders.

Deutsche Lufthansa AG
Executive Board



Voting results



51st Annual General Meeting
Wednesday 16 June 2004 in Cologne, Kölnarena

Agenda	"yes" in per cent	"no" in per cent
2. Approval of Executive Board's acts for the 2003 financial year	99.58	0.42
3. Approval of Supervisory Board's acts for the 2003 financial year	98.87	1.13
4. Amendments to the Articles of Association on profit appropriation	99.40	0.60
5. Authorisation to purchase own shares	99.03	0.97
6. Creation of new Authorized Capital B for staff shares and a corresponding amendment of the Articles of Assocation	99.30	0.70
7. Appointment of auditors for the 2004 annual financial statements	99.81	0.19

▷ **Back to Overview**

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Investor Infos

Next Issue
9 July 2004

Reports

2nd Interim Re|
12 August 2004

Annual Genera
Meeting

Next AGM
25 May 2005

Here you will f
▷ Future Financia
▷ Annual Report :

Additional infc
▷ News
▷ Adhoc-Release
▷ Glossary
▷ Boards
▷ Articles of Assc


▷ www.lufthans.

News/Up to date Obligatory disclosures

Obligatory disclosures



8 April 2004

Ownership structure at 2 April 2004

Publication
Pursuant to section 6 of the Aviation Compliance Documenting Act, section 44 (1) 3 of the German Stock Exchange Act and section 70 of the German Stock Exchange Listing Regulation.

As at 2 April 2004 the ownership structure of Deutsche Lufthansa AG by nationality was as follows:

Germany 74.0 %
United Kingdom 9.3 %
United States 6.3 %
Belgium 3.1 %
Luxembourg 2.0 %
Switzerland 1.7 %
Other 3.6 %

The conditions for maintaining the Company's licences and rights under aviation laws and agreements are met.

Cologne, 8 April 2004

Deutsche Lufthansa Aktiengesellschaft
The Executive Board

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9 July 2004

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2nd Interim Re
12 August 2004

Annual Genera Meeting

Next AGM
25 May 2005

Here you will f

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- Quotes
- The Share



www.lufthans.

Lufthansa

Information for our shareholders on the 2003 annual result

Net loss rules out dividend payment

Lufthansa stayed on course and demonstrated stability also in the turbulent year 2003. "Thanks to our flexibility we were able to progressively recover from a record loss in the first quarter to post an operating profit of €36m for the full year", Lufthansa's Chairman and Chief Executive Officer Wolfgang Mayrhuber said on presenting the company's annual financial statements on March 25. "The weak macroeconomic momentum, the war in Iraq and SARS squeezed demand, further increased price pressures and severely depressed our result." Lufthansa had to critically review the book values of its goodwill and tangible fixed assets and to make impairments of €783m, largely in respect of the LSG Sky Chefs group. The net loss for the year was consequently -€984m. This means that Lufthansa cannot pay a dividend for 2003.

Key Data of the Lufthansa Group

	2003	2002	Year-on-Year Change in %
Revenue €m	15,957	16,971	– 6.0
of which traffic revenue €m	11,662	12,032	– 3.1
Loss/profit from operating activities €m	–147	1,592	–
Net loss/profit for the year €m	–984	717	–
Operating result €m	36	718	– 95.0
Capital expenditure €m	1,155	880	31.3
Cash flow €m	1,581	2,312	– 31.6
Net indebtedness €m	591	1,133	– 47.8
Gearing (net debt to equity in %)	22.3	27.5	– 5.2 P.
Number of employees (at year-end)	93,246	93,796	– 0.6
Losses/earnings per share €	–2.58	1.88	–
Dividend per share €	–	0.60	–

Action plan to improve earnings

The year 2003 was hampered not only by the general crisis afflicting the world airline industry but also by the growing number of no-frills carriers in Germany and a change in consumer travel patterns. In order to adapt to these structural changes and return to profitable growth, Lufthansa has adopted a package of measures in an action plan which is aimed in improving results by €1.2bn by 2006 at the latest. The action plan comprises four components. External and internal suppliers as well as Lufthansa's employees are all to make a contribution to cost savings. In addition, production processes and operations are to be streamlined and the underlying framework conditions for air traffic operation in Germany are to be improved. Of the total target, €430m will be saved on a permanent basis in the course of 2004. The Group has already achieved €234m by the time of the balance sheet press conference.

Extracts from the Group Management Report in Lufthansa's Annual Report 2003

Lufthansa Group posts a positive operating result of €36m

In the difficult business year 2003 the Lufthansa Group managed to progressively reduce the first-quarter operating loss of -€415m and to again post an operating profit for the year as a whole of €36m (2002: €718m). Total operating income fell by 7.2 per cent to €17.7bn. Despite the measures introduced in the spring to shore up the result, total operating expenses increased by 2.1 per cent to €17.8bn. This total includes the large impairments of €783m. The result from operating activities consequently comes to -€147m. The financial result, too, failed to show any distinct improvement; it totalled -€638m and thus matched the corresponding figure in 2002 (-€640m). Deferred and actual tax burdens pushed the overall loss up to -€984m. In 2002 Lufthansa had posted a positive net result of €717m.

In mid-February 2004 we successfully concluded the efficiency-boosting programme D-Check. Projects entailing a cash flow improvement of €1.6bn were identified for the period 2002-2005, thus significantly surpassing the target figure. The projects included the D-Check "Cash 100" initiative, which was conceived as a short-term saving measure and with €255m likewise substantially exceeded the target of €100m.

This was instrumental in enabling Lufthansa to close the year 2003 with a small positive operating result.

In 2003 we acquired majority stakes in Air Dolomiti S.p.A., Condor/Cargo Technik GmbH, LSG Sky Chefs Korea Co. Ltd. and AirLiance Materials LLC and sold all our equity interests in START AMADEUS GmbH. A total of 23 companies were newly consolidated, while four were deconsolidated. This hampers year-on-year comparisons.

Profit breakdown of the Lufthansa Group in €m

	2003	2002	Year-on-Year Change in %
Operating income	17,714	19,089	– 7.2
Operating expenses	17,861	17,497	2.1
Loss/profit from operating activitiest	– 147	1,592	–
Financial result	– 638	– 640	0.3
Loss/profit from ordinary activities	– 785	952	–
Other taxes	– 29	– 47	38.3
Loss/profit before income taxes	– 814	905	–
Income taxes	– 164	– 183	10.4
Minority interest	– 6	– 5	– 20.0
Net loss/profit for the year	– 984	717	–

Traffic revenue down by 3.1 per cent

In the Passenger Business segment the triple crisis led to high excess capacities in the industry accompanied by aggressive price rivalry and to a decline in average yields. They decreased by 4.1 per cent – partly owing to the euro's strength. Passenger traffic revenue totalled €9.6bn or 1.8 per cent less than in 2002.

Freight business, too, suffered from the further fall in average yields (-7.5 per cent) under the impact of adverse currency movements and generated freight traffic revenue of €2.1bn (-8.5 per cent). Total traffic revenue thus came to €11.7bn (-3.1 per cent). Adjusted for the changes in the group of consolidated companies, traffic revenue fell by 4.3 per cent.

Other revenue likewise decreased. It totalled €4.3bn, which was 13.0 per cent (after adjustment: -13.5 per cent) lower than in 2002. The translation of the revenue of those companies that do not report in euro alone pushed down revenue by €364m in 2003 compared with the exchange rate relationships that prevailed in 2002. As a result, overall revenue fell by 6.0 per cent to €16.0bn.

Other operating income amounted to €1.7bn, a year-on-year drop of 17.8 per cent (adjusted: -23.4 per cent). The sale of tangible fixed assets (especially aircraft and spare

Traffic figures of the Lufthansa Group's airlines

	2003*	2002	Year-on-Year Change in %
Passengers (1,000s)	45,440	43,949	3.4
Passenger load factor in %	73.1	73.9	– 0.8 P.
Freight/mail (in 1,000 tonnes)	1,580	1,625	– 2.7
Cargo load factor in %	65.6	66.6	– 1.0 P.
Available tonne-km (mill.)	23,237	22,756	2.1
Revenue tonne-km (mill.)	16,227	16,081	0.9
Overall load factor in %	69.8	70.7	– 0.9 P.
Number of flights	543,549	517,922	4.9

*2003 incl. Air Dolomiti

Cash Flow Statement in €m

	2003	2002
Cash and cash equivalents at beginning period	2,453	378
Cashflow from operating activities	1,581	2,312
Cash outflows from financing activities	– 557	501
Cash inflows/outflows from financing activities	– 1,337	– 161
Net increase/decrease in cash and cash equivalents	– 450	2,074
Effects of exchange rate changes	– 2	1
Cash and cash equivalents at end of periods	2,001	2,453

External Revenue
Share of individual business segments



Catering 13.8%
Logistics 13.4%
Passenger business 61.2%
MRO 10.0%
IT Services 1.4%
Service and Financial Companies 0.2%

Balance sheet structure in %
Total assets €16.7 bn



Assets
Shareholders' equity and liabilities
100
80
60
40
20
0
Inventories 2.5
Receivables 16.2
Liquid funds 16.2
Fixed assets 65.1
Short-term capital 36.5
Long-term capital 47.6
Shareholders' Equity 15.9

You will find the complete Annual Report on our website www.lufthansa-financials.com or you can order the print version by Fax +49 (0)221 826 3646.

engines) yielded book profits of €178m, while the disposal of the equity stake in START AMADEUS secured capital gains of €79m. In 2002, by comparison, we had recorded book profits totalling €503m.

Operating expenses 2.1 per cent higher

Total operating expenses came to €17.9bn (+2.1 per cent). Excluding the impairment losses, operating expenses would have fallen over twelve months by 2.2 per cent (adjusted: by 3.7 per cent). The Group's successful cost management had a positive impact here. On the other hand, cross-currency effects reduced operating expenses by €439m. The cost of materials totalled €7.2bn and thus equalled the 2002 figure. Lufthansa spent 0.4 per cent more on fuel, which weighed in at €1.4bn. In 2003 we again recorded a positive result from price hedging in US dollars of €121m; which was €26m better than in 2002.

The cost of purchased services totalled €3.7bn and matched the prior-year figure (adjusted: +2.7 per cent). With a rise of 2.3 per cent to €2.3bn, fees and charges once more grew slightly faster than the output of the Group's airlines (+2.1 per cent). €817m of this was attributable to airport handling fees and €672m to air traffic control charges. The latter grew at the disproportionately rapid rate of 8.0 per cent.

Staff costs were reduced by 1.0 per cent to €4.6bn. The measures to cut personnel expenses implemented in the spring and summer – a recruitment freeze, short-time working, reduced working hours – along with currency effects offset the additional expense arising from the new collective labour agreement that came into force on 1 January 2003. In the year under review the Lufthansa Group had an average workforce of 94,798 persons (+0.7 per cent).

The persisting crisis of the global airline industry in 2003 impaired the value of some of our fixed assets. We were therefore obliged to incur impairment losses totalling €783m. €27m of this total related to nine aircraft and spare engines determined for sale and a total of €126m to intangible assets, buildings and other plant. The goodwill of the LSG Sky Chefs USA group was amortised by €580m while the goodwill resulting from the acquisition of BizJet International was adjusted downwards by €50m.

The scheduled depreciation and amortisation expense in 2003 amounted to €1.1bn (-5.2 per cent).

Capital expenditure and financing

Last year the Lufthansa Group invested a total of €1.2bn (2002: €880m). €567m was spent on four Airbus A340-600s, one Airbus A300-600, two Canadair CRJ200s and nine Canadair CRJ700s as well as advance payments on aircraft. Eight aircraft –three Boeing 737s and five Airbus A340-200s – were sold. €223m was invested in acquiring equity stakes in other companies and in granting own funds and loans to subsidiaries and associates.

Despite the negative result, the Group generated a net cash flow from business operations of €1.6bn; this was only 31.6 per cent less than in 2002 (€2.3bn). The Group's net indebtedness was reduced altogether by €542m and at the end of 2003 stood at €591m. This gives us a gearing – the ratio of net debt to shareholders' equity shown on the balance sheet – of 22.3 per cent as against 27.5 per cent at end-2002.

The Group's shareholders' equity diminished by -€984m (net loss 2003), by -€229m as a result of the dividend payout for 2002, by -€189m because of the change in the reserves arising from the market valuation of financial instruments and by -€70m owing to other neutral changes, especially due to currency translation. At the balance sheet date the shareholders' equity totalled €2.7bn, which represents a contraction of €1.4bn vis-à-vis the 2002 total of €4.1n. The equity ratio consequently declined to 15.9 per cent compared with 21.6 per cent at the end of 2002. The balance sheet shortened by €2.4bn or 12.6 per cent to €16.7bn.

Outlook

For 2004 aggregate output is once again expected to grow in the world's major economic regions. Nevertheless, uncertainty remains concerning the scale and duration of the upturn. Other than that, it is difficult to estimate the further effects on air traffic. Lufthansa will therefore continue, as in 2003, to keep capacity tight and to focus it strictly to the trend in demand.

Based on the assumption that no further crises occur to hamper the course of business activity in the current year, Lufthansa expects to improve the operating result significantly and to again post a positive net result in 2004.

Speech by Chairman of the Executive Board and CEO
Deutsche Lufthansa AG,
Wolfgang Mayrhuber,
at the 51st Annual General Meeting
in Cologne on 16 June 2004

To be checked against delivery

Note: Please understand that for legal reason we must refrain from translating certain parts of the following speach.

Ladies and Gentlemen,

I also bid you wholeheartedly welcome to Lufthansa's 51st Annual General Meeting here at the Köln Arena in Cologne.
A welcome also to our shareholders who have joined us on the Internet.

Ladies and Gentlemen,
I intend to report in detail today on your company's position. In doing so, there are four overriding messages that I consider important.

1. You have invested in a company with enormous potential for the future. Demand for mobility is growing and the Group's products are in demand, worldwide.

2. Your company equips itself well. We are exposed and repeatedly subject to crises. We cannot avoid them but we are geared to master them when they occur. In 2003, a year in which we had to contend with three crises all at once, your Lufthansa convincingly demonstrated how a company can survive the worst turbulance in recent aviation industry; more still – even return positive figures and expand its relative position in the market.

3. The strategic positioning and cost efficiency of the Group is increasingly improving

    a) Through our own actions within all business segments,
    b) through measures we take in active portfolio management in the Group, and
    c) by seizing opportunities that arise from structural industry change.

4. The potential has by no means been exhausted yet. That applies not only in-house. It apples equally to our suppliers and the macro-environment in which we operate.

In your interest, dear shareholders, as well as in the interest of our customers and staff, and not least in the interest of Germany as an economic force, we intend to play an active part in shaping and furthering the transformation process in the industry. We will not let up – we owe that not only to you but also to the next generation.

But first to the past business year: We kicked off in 2003 with a record operating loss of - 419 million €. The highest quarterly loss in Lufthansa history.

We then began an unprecedented race to catch up.

- Our team achieved what no one had expected a year ago: a marginal operating profit of 36 million €.
- We were successful where most of our competitors have failed: We righted the ship and withstood market pressures.
- We demonstrated stability at a turbulent time and, simultaneously, took important steps to shape your Group's direction in the future.

None of that was handed us on a plate: It was hard work and a notable team effort: I think that the 93,000 Lufthansa employees merit appreciation for that and applause.

And to you, dear shareholders, I wish to express thanks on behalf of the Executive Board, the management and staff for the confidence you have placed in us in this difficult time. To us, that is both a commitment and an incentive.
That you, as shareholders, placed greater hopes in the share price and a dividend and, consequently, cannot be satisfied with the past business year is more than understandable – we are not satisfied, either.

Despite making ground, the Group ended 2003 with a net loss of -984 million euros. We cannot, therefore, propose a dividend for the year. That is a bitter blow – also for us.

Let me, however, assure you at this point that we will do our utmost to be in a position to resume dividend payments in the coming year. There is as yet no sign that we will disappoint you. Provided the present trend takes root and strengthens, we should be able to turn in a significantly better operating profit and a positive net result at the close of 2004 – despite Germany's still ailing economy.

Ladies and Gentlemen,

The heavy loss in 2003 was marked by goodwill impairment and charges totalling 783 million euros. Those write-downs were painful but also a necessary step in adjusting the balance sheet after rigorous scrutiny of our comprehensive business portfolio. The write-downs, that we had to effect, were largely due to impairment losses at LSG SkyChefs.

In taking stock of 2003, there was also some good news. Let me sketch in the bright side:

- All our capital expenditure was funded from cashflow.
- We substantially reduced net debt, halving it to 591 million euros.
- We maintained our investment grade rating, an important show of confidence from analysts, which we only share with one airline in Australia and one other in the USA .

- By no means commonplace in a crisis-ridden year like 2003, we also accomplished a smooth and harmonious transition in the top echelons at the Group and on the Supervisory Board.
- We have gained new strategic business partners.
- We have earned plaudits from the customers.
- Despite the threefold crisis in the year, we outperformed the DAX blue-chip index
- We have saved and cleared the decks, while keeping our sights firmly on the future and pressing ahead with innovation.

As for our business segments – the **passenger business, logistics, IT services and MRO** segments all posted positive results despite weak demand and a difficult market environment.

Results from the **IT Services** business segment were even slightly up on the previous year's level. Despite the crises during the year, Lufthansa Technik expanded its operating activities by close to ten per cent.

On the downside, though , as you know, business was poor in the **leisure travel and catering segments.** Both those segments were hit particularly hard by external shocks. They were caught out at the worst possible time in their development. LSG saw half its market collapse in the USA in the aftermath of 9/11 just after it had taken over the remaining shares of SkyChefs. The leisure travel business was overwhelmed by market change while engaged in expansion and the process of integrating Condor-Neckermann into Thomas Cook. We have learned the lessons from that.

You can view results in the individual business segments on the screen: (Chart)

Passenger business:	+	157 million €
Logistics:	+	34 million €
MRO:	+	158 million €
Catering:	-	826 million €
Leisure travel:	-	131 million €

IT Services: + 55 million €

Ladies and Gentlemen,

Those results were sustained by **measures** like:

- A cutback of 200 million euros in planned capital expenditure.
- The grounding of up to 70 aircraft.
- The successful completion of the D-Check efficiency drive and the "Cash 100" cost-saving programme
- The recruitment freeze.
- Shorter working time with pay cuts for staff on the ground and in the cabin, and much more.

All those measures were necessary and they have been effective. But they do not go far enough. In order to be able to grow profitably, we will continue to save costs, increase flexibility and further raise productivity as well as quality. To that end, we have developed an ambitious **Action Plan**, which we presented last autumn. The plan is designed to save us 1.2 billion euros over the next two years on a sustainable basis with the help of a variety of internal and external measures. For example:

- By raising the productivity of flight operations by re-scheduling arrivals and departures (de-peaking) at Frankfurt Airport.
- By saving through automation as well as on processes.
- Reducing personnel expenses, for example, through productivity improvements
- By harnessing synergies in our newly created European traffic network operating under the "Lufthansa Regional" brand.
- Or, exemplary, by abolishing agency commissions.

All in all, we have pencilled in cost savings totalling 430 million euros for 2004 and are already more than halfway there.

An essential point about our Action Plan is that it is not a purely internal efficiency-boosting programme. Because not only must we reform, the entire industry must as

well. Our customers will not forever be willing to continue paying for complexities without added value or for inefficiencies.
Nor will we. As customers, for example, of Eurocontrol, of airports, suppliers, credit card companies, reservations systems or others, we must also demand MORE in the way of customer-orientation.

Last year we succeeded in getting industry partners and government representatives together round the negotiating table. Now, for the first time ever, we are jointly seeking solutions to ensure that Germany remains competitive as an base in Europe and worldwide.

That is necessary in order, for example, to be able to profit from EU enlargement in eastern Europe. That is necessary because global competition has long since been played out between airline alliances – with their hubs and feeder services (and not just between individual airlines).

The "Air Traffic for Germany" initiative is aiming to reduce the cost of operating from a German base by 20 per cent.

I value that as a very positive and encouraging signal. But unfortunately, some politicians are sending out different signals in attempting to gain precedence for their particular interests. And that, even though we rank among the few growth industries in Germany, which are doing more than their share of creating jobs. That ought in my view to make it easy for government to affirm a commitment to aviation.
It has become clear to me in my first year as Chairman that Lufthansa is seen, worldwide, not just as a business enterprise.
Lufthansa has an ambassadorial role for Germany. Lufthansa stands for progress "Made in Germany". Lufthansa stands for innovations which have their origin here. Lufthansa sets up connections and stands for reliability. In turn, we expect planning security and dependability from political decision-makers at federal and state level. Of course, good intentions have surfaced: One instance is the "Innovation and Mobility" campaign launched by the Federal Government. But again highly problematical signals have once more become perceptible.

There are, for instance, three questions that might illustrate that:

1. Why should the air transport industry, that pays its route costs in full with fees and charges, and helps suppliers – some of them state-controlled – to earn healthy profits - be burdened with taxes in addition to those infrastructure charges? Both together are inacceptable. Those charges at Lufthansa alone mount up to no less than 2.3 billion euros. That is the second biggest cost item on the Group's balance sheet after labour costs. It is also discriminatory when other competitors among the no-frills airlines often pay minimal or no charges at secondary airports. Those are the subsidies which we for years have lodged complaints about.

2. Why must we and our customers pay for security checks on the way to their flight ? Is that not the **duty of the state** ? It certainly is, in my view. If not, it should be ensured that all other transport providers are measured by the same yardstick and, that case, we also ought to be allowed to take it into our own hands. At any rate, third-parties ought not also be allowed to earn hefty profits.
   We need to strike a fair balance on this issue between all those involved.

3. Why does Germany – in contrast to international custom - charge the full value-added tax rate on domestic flights ? If that is also introduced now on cross-border flights, it would completely distort competition with foreign airlines. It would be tantamount to exporting jobs. And, introduction of an aviation fuel tax only in Germany would drastically erode our competitive clout. The competition in Paris and London would have a field day.
   Kerosene or other emission taxes will do nothing extra to protect the environment. Building the long overdue extra take-off runway in Frankfurt would be a far more effective contribution to active environmental care, in which our company is leading the world.

We burn a yearly 33,000 tonnes of fuel circling the airport in holding patterns because of radical infrastructure deficiencies. That is expensive and it pollutes the environment. The ball is in the government's court.

Greatly to my satisfaction, I hear that a training and education pact is to be reached shortly between government and industry. I fail to see, anyway, why Lufthansa should be required to pay an eventual training levy on companies, that do not engage in vocational training, merely because the airline-specific professions (in our training curriculum) do not figure in the official vocational training catalogue. That would be a contradiction in terms.

Ladies and Gentlemen,

My digression into the political realm ought to give you an inkling of some of the challenges we have to face, daily.

Another subject:

How are we ensuring that we stay competitive in this difficult market ? What strategies are we pursuing to keep Lufthansa going forward ?

The prospects for air traffic are good. The **air transport business is a growth business**. All the experts agree. Growth is forecast for passenger and freight traffic, and also for service sectors like MRO and IT Services.

About 1.6 billion people presently travel by air yearly. Their number is projected to rise to 3.2 billion by 2025. IATA is expecting 600 million more passengers by 2010 alone. EU enlargement in eastern Europe especially as well as economic development in Asia, notably China and India, offer us immense opportunities to expand. Not only do we intend to share those opportunities, we want to remain manoeuvrable at a time of ground-breaking change in the entire airline industry. We have every chance of emerging significantly stronger from that process.

Yes, we are well equipped. We believe in the success of our global network and firmly convinced that we can create added value with our business model. But in order to reap the rewards, we must first invest

((...... please understand that for legal reasons, we must refrain from translating this part of the speech.....)

A brief look at the relevant figures shows us that we are on the right track:

- Passenger volumes, load factors and yields have perceptibly improved.
- The business travel market is past the worst of its down-slide and is on the road to recovery.
- We are conquering new growth markets, especially in Asia and in eastern Europe, where we are already the leading European carrier.
- We have successfully sold this year's capacity increase of almost 20 per cent in intercontinental traffic.
- In tough European competition for international passengers, we have established a clear lead, not only in respect of passenger numbers but, above all, in the highly important First and Business-Class segment.

Significantly, we posted a profit of 62 million euros in the first quarter of this year.

Ladies and Gentlemen,

Lufthansa serves 175 destinations in 75 countries. With our partners in the **Star Alliance,** we operate in the biggest global network in the industry – as you can see on the screen behind me. You might like to download this – in my view - impressive screensaver from the Star Alliance website.

The Star Alliance is the most successful and most mature airline grouping. With each new partner, our alliance grows more attractive, also for other prospective members. The best examples are South_African Airways (SAA), TAP Air Portugal and the Finnish Blue 1 airline, which will be joining the alliance next year. Aside from

the benefits the alliance offers our customers, the network allows major gains in efficiency.

Star Alliance, multi-hubs and our network skills enable us to gain a lead over the competition. And we profit from the growth potential of EU enlargement eastwards. Our hubs are moving nearer the geographic centre of European travel flows. Our European partners are profiting just as we and our overseas partners are – and naturally our customers, everywhere.

With its strength in long-haul traffic, Lufthansa will be at the centre of rising demand. On that basis, we can grow.

Our new fleet and especially the A380 will assume the role of a catalyst driving us forward. The unit costs of the A380 are appreciably lower than those of other aircraft types. The size of the new Airbus and the high frequencies with it when it comes into service will enable us to realize notable economies of scale. Prior to that, a further seven A330-/A340-600 long-haul aircraft will be joining the fleet in the next twelve months.

Ladies and Gentlemen,

We are convinced that the market situation and our strategic response open up very special opportunities for the future of the Group and its shareholders.

The Aviation Group will be shaped in accordance with economic and strategic criteria. We will not hesitate to make changes, as needs dictate. We do not hold with change for change's sake.
But all business segments will in future focus more sharply on their core business. None will be allowed to dissipate their energy and resources.

We will actively steer our investments and subject all business interests and shareholdings to regular scrutiny. Proof of that came most recently in the disposal of part of our stake in Amadeus as well as the sale of our facility management business and Chef Solutions. Others in the same vein will follow suit when the time is right.

All business segments must make a contribution to sustainable value creation at the Group. That is the benchmark by which you, dear shareholders, can judge our performance.

Where do we stand ?

Lufthansa Technik is well positioned on a global scale and is developing steadily. The MRO business has raised its performance against the market trend and will again this year secure a good share of industry growth.

At **Lufthansa Cargo,** we are anticipating significant growth in 2004, especially in Asia. It will develop not only its customized products but also seize opportunities to expand again in the classical airport-to-airport business.

Lufthansa Systems is a good address. The IT group has evolved into a leading systems house for the aviation industry and will sustain its growth, especially in business with external customers.

Restructuring at **Thomas Cook** is underway. Summer bookings have generated an optimistic mood. Management is anticipating growth of between two and four per cent this year. Together with a new concept for its traditional Condor brand, the leisure travel group is preparing the ground to repeat its earlier successes. But it will first need to complete implementation of its redimensioning and cost-saving plans. Those efforts are underway.

Catering is our second problem child but a major impediment has been removed with the sale of Chef Solutions. We are not at the end of the road yet but with consistent restructuring and cost-saving, our LSG business segment has a good chance of achieving a gradual but swift turnaround. That is in focus.

Our strategy for the passenger business envisages "a la carte" growth with more sharply differentiated products on the ground and inflight: It envisages growth in a stronger network, growth with partners and quality. An airline can stand up to competition lastingly only by offering a diverse array of attractive products. Lufthansa

is focused but also offers with its alliance partners a complete spectrum of services: Mondays – First Class to New York, at weekends – no-frills to Majorca. We lay on different services to suit the most diverse customer needs . We invest, moreover, in innovative products.

Our Executive Jet service to the USA from Dusseldorf and Munich is new in world aviation. The service has met with enthusiastic plaudits from business travellers. We are enhancing the Business-Class product on European and long-haul overseas routes; we are equipping all Lufthansa lounges, worldwide, with wireless LAN and installing "fast lanes" at German airports. For our premium customers, we have a top-customer programme in the pipeline for this year in order to cement their loyalty.

Last year we also celebrated a premiere by opening our new Terminal 2 in Munich in cooperation with the airport operator. At our Munich hub, we have expanded our intercontinental traffic by 100 per cent; as for Lufthansa's European traffic, there are meantime more flight movements in Munich than in Frankfurt.

And since May, Ladies and Gentlemen, we have been flying long-haul with Internet access on our aircraft.

Down to earth again . ... Those were some of the innovations that exemplify our added-value strategy. FlyNet is moreover a good example of the synergies in the Aviation Group: It was developed by Lufthansa Technik and Lufthansa Systems and brought to maturity for commercial use by a broad customer base in cooperation with Boeing.

Ladies and Gentlemen,

- A fascination with flying,
- combined with a commitment to technology and service quality
- as well as awareness of immense responsibility and, not least,
- cooperation between peoples of very different cultures -
  those are the characteristics -

that are common to all Lufthanseats. And an incentive for shareholders.

Although I've been at the helm of your company for only a year, I am a Lufthanseat to the core. When Jürgen Weber handed me the reins here at the Köln Arena last year, that moment moved me deeply. To be given the stewardship of this prestigious and exceptional enterprise and being in a position to be able to help decisively shape developments in the industry – that is a challenge I find continually invigorating.

What drives me particularly and 93,000 other Lufthanseats from 150 nations to perform is the sense of working for something grand and very meaningful: namely, to create connections for peoples, nations and companies.
It is the immense responsibility for the safety of our customers, that every member of the staff appreciates and handles professionally.
It is the knowledge that we do not just

- sell air travel or tickets
- or do an aircraft overhaul
- or deliver meals into the cabin
- or process customer data
- or transport your belongings

No, what our 45 million customers really buy from us is more:
It is reliability, safety and quality, in a word – confidence in great measure.

Ladies and Gentlemen,
I can assure you that the Lufthansa Executive Board and management are aware of their responsibility:

- Their responsibility for 45 million customers who fly with us yearly
- Their responsibility for a workforce of more than 93,000 employees, worldwide, and their job security
- Their responsibility towards Germany as an economic base, which requires attractive, global economic connections now and in the future, and - finally,
- Their responsibility for returns on your investors, dear shareholders. Your capital is the basis on which we build our perspectives.

Let me conclude on that note and thank you for your attention.

I assure you that we are at work heart and soul for your company.

Stay well disposed towards us, we trust in your continued confidence.

16 June 2004

RECEIVED
2004 JUN 28 P 12:10
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▸ New perspectives for Lufthansa and Germany

Wolfgang Mayrhuber holds out the prospect of a dividend for 2004

Throughout the world, Lufthansa stands for progress and innovations "Made in Germany". But Lufthansa is more than just a business enterprise. "Lufthansa is a prestige brand noted for quality and performance, and it plays an ambassadorial role," Wolfgang Mayrhuber, Chairman of the Executive Board and CEO of Deutsche Lufthansa AG, told shareholders at the company's Annual General Meeting in Cologne. "For this to remain so in future, political decision-makers at both a federal and state level must ensure planning security and dependability for air transport," Mayrhuber urged. "The double burden of additional taxes and charges that are envisaged will be lethal for Germany as an aviation location," he stressed. "The very fact that we rank among the few growth industries in Germany that are doing more than their share of creating jobs should make it easy for the government to affirm its commitment to the aviation sector and to Lufthansa," Mayrhuber added.

Thanks to the "Air Traffic for Germany" initiative it had been possible, for the first time, to get industry partners and government representatives to sit down at the negotiating table and seek joint solutions to ensure Germany remains competitive. Although this was a positive sign, Mayrhuber warned strongly against damaging the location. "Something must be amiss when the air transport industry, which not only plays its route costs in full but also helps suppliers who are often state-controlled to earn healthy profits, is forced to pay taxes in addition to infrastructural charges," the Lufthansa CEO said.

"I am glad that sense has prevailed as regards vocational training," Mayrhuber continued. It was senseless, he argued, to have to pay a training levy for highly-skilled, future-oriented professions simply because these do not figure in the official vocational training catalogue. Lufthansa played an exemplary role, particularly as regards training, and invested enormous sums in a wide range of apprenticeships. A compulsory levy for professions such as pilot or flight attendant was patently absurd, he said.

Security checks in airport departure terminals were the duty of the state, Mayrhuber argued. Why should Lufthansa and its passengers be expected to pay for them? Steps should be taken to ensure that all the other transport providers were measured by the same yardstick. All those involved needed to strike a fair balance on this issue, he said.
Germany as an economic aviation base was being undermined by politicians' constant obsession with charges and fees, Mayrhuber said. "Charging value-added tax on international flights would totally distort competition with foreign airlines and would be tantamount to exporting jobs. The introduction of an aviation fuel tax only in Germany would drastically erode Lufthansa's competitive clout. The competition in Paris and London would have a field day." Taxes on kerosene or other emissions would do nothing more to protect the environment. Building the long-overdue extra take-off runway at Frankfurt would be a far more effective contribution to active environmental care, in which Lufthansa leads the world, the Lufthansa chairman said. Each year, Lufthansa wastes 33,000 tonnes of jet fuel circling over the airport in holding patterns because of radical infrastructural deficiencies.

At his first annual general meeting as Lufthansa Chairman and CEO, Mayrhuber presented a strategically and financially well-positioned company that can offer its shareholders excellent future prospects. Despite a record loss in the first quarter of 2003, Lufthansa was still able to post an operating profit of 36 million euros for 2003. "We were successful where most of our competitors have failed. We righted the ship and withstood market pressures," Mayrhuber stressed. "We demonstrated stability at a turbulent time and simultaneously took important steps to shape the Group's direction in the future."

Mayrhuber is optimistic about the current financial year. Passenger volume, capacity utilisation and average yields have improved noticeably. The market for business travellers has bottomed out and is now recovering. "Let me reassure you that we will do our utmost to be in a position to pay a dividend again in 2004. Provided the present trend takes root and strengthens, we should be able to turn in a significantly better operating profit and a positive net result at the close of 2004 - despite Germany's still ailing economy."

In order to be able to grow profitably, the Group must reduce costs, increase flexibility and further

raise productivity and quality. To that end, Lufthansa has developed an Action Plan. "It is designed to save us 1.2 billion euros over the next two years on a sustainable basis," Mayrhuber said, adding that not only Lufthansa, but also the entire sector, must reform. "Our customers will not forever be willing to continue paying for complexities without added value or for inefficiencies. And as customers of Eurocontrol, of airports and suppliers, we must also demand more in the way of customer orientation."

The air transport industry is a growth sector, and its prospects are good. About 1.6 billion people a year travel by air. This number is expected to rise to about 3.2 billion by 2025. In particular, EU enlargement in eastern Europe and economic developments in Asia offer immense opportunities for growth. "We intend to share in those opportunities at a time of ground-breaking change in the entire airline industry," the Lufthansa chairman said. Lufthansa had every chance of emerging significantly stronger from that process, he added.
Wolfgang Mayrhuber is determined that all the aviation group's business segments will in future focus more sharply on their core business and will be trimmed in accordance with economic and strategic criteria. "We will continue to actively steer our investments and subject all business interests and shareholdings to regular scrutiny. Proof of that came most recently in the disposal of Chef Solutions, LGM and Amadeus. Others in the same vein will follow when the time is right," Mayrhuber stressed. "All our business segments must make a contribution to sustainable value creation at the Group. That is the benchmark by which the shareholders can judge our performance."

Lufthansa offers its customers quality and innovation, safety and reliability and, with the Star Alliance, the best route network worldwide. The Executive Board and management are aware of their responsibility. "Not just their responsibility for the 45 million people who fly with us yearly, but also the responsibility for a workforce of more than 93,000 employees worldwide, and their job security. Responsibility towards Germany as an economic base that requires attractive, global economic connections now and in the future. And responsibility for returns on shareholders' investments. For shareholders' capital is the basis on which we build the perspectives for the company and for our country," Wolfgang Mayrhuber said in conclusion.

Deutsche Lufthansa AG
Corporate Communications
Tel. +49 69 696 - 2999
Fax +49 69 696 - 95428
http://media.lufthansa.com

Note for newsdesks: For photos of the Annual General Meeting, please visit our website at:
http://media.lufthansa.com

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15 June 2004

Lufthansa

▶ Supervisory Board appoints Executive Board Member Stefan Lauer for a further five years

Continuity at the head of the business segment Aviation Services and Human Resources

In today's meeting, the Lufthansa Supervisory Board appointed the Executive Board Member Stefan Lauer for a further period of five years until April 30, 2010. With this decision the Supervisory Board has set the course for continuity at the earliest possible point in time both in the Executive Board and at the head of the Lufthansa business segment Aviation Services und Human Resources.

Stefan Lauer is a lawyer. He was born on March 24, 1955 and began his career with the Deutsche Lufthansa AG in 1990 as head of Corporate Executive Personnel Services. Following the appointment of Jürgen Weber as the Head of Lufthansa, Stefan Lauer took over the post of Head of the Chairman's Office in 1991. In 1994, he was appointed Head of Strategic Corporate Strategy. From 1997 onwards, he was a Member of the Executive Board of Marketing and Sales at Lufthansa Cargo AG and became Chairman of the Board at the beginning of 2000.

In May 2000, Stefan Lauer was appointed as Deputy Chairman of the Executive Board and in August 2000 as Member of the Deutsche Lufthansa AG Executive Board. He is also Labour Director of the Deutsche Lufthansa AG and is additionally responsible for the strategic management of the business fields Logistics, Technology, Catering, and IT Services and for the regions of China and India.

Deutsche Lufthansa AG
Corporate Communications
Thomas Ellerbeck
Tel. +49 (0)69 / 696 - 3694 / - 2999
Fax +49 (0)69 / 696 - 95428
http://media.lufthansa.com

Frankfurt, June 15, 2004

CV of

Stefan H. Lauer
Member of the Executive Board of Deutsche Lufthansa AG

Stefan Lauer has been a member of the Executive Board of Deutsche Lufthansa AG since August 1, 2000. He now heads the Group division Aviation Services and Human Resources and is simultaneously Labour Director. He is responsible for the strategic management of the Logistics, Maintenance, Repair and Overhaul (MRO), Catering and IT Services business segments, as well as for the traffic regions China and India.

Stefan Lauer joined the Lufthansa Executive Board on May 1, 2000 as a deputy member. Previously, from January 1, 1997, he had been a member of the Executive Board of Lufthansa Cargo with responsibility for Marketing and Sales, and latterly Executive Board Chairman from the beginning of 2000.

Born on March 24, 1955, Stefan Lauer obtained a law degree in 1983. In the same year, he joined the city administration in Frankfurt, where he was employed as Personal Assistant to the Head of the Department for Personnel, Organisation and Legal Affairs. In 1986, he was appointed Personal Assistant to the Governing Mayor of Frankfurt and Manager of the Governing Mayor's Office. Three years later, he moved to the Frankfurt Economic Development Corporation, where he held the post of Special Commissioner.

Stefan Lauer joined Lufthansa on January 1, 1990 as head of Corporate Executive Personnel Services. The following year, when Jürgen Weber was appointed Chairman of the Executive Board, he assumed the post of Head of the Chairman's Office. In 1994, he became Senior Vice President Corporate Strategy at Lufthansa AG prior to his appointment to the Lufthansa Cargo Executive



▷ www.lufthans.

Board in 1997.

Stefan Lauer is a member of the Presidential Board of the Confederation of German Employers' Associations (BDA) and is also on the Board of Directors of the German Association for Personnel Management. He is married and has three children.

Deutsche Lufthansa AG
Corporate Communications
Tel. +49 69 696 - 2999
Fax +49 69 696 - 95428
http://media.lufthansa.com

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Monthly Report 05/2004

- ► Investor Info
- ► Traffic Figures

Investor Info

Change in capacity utilisation in May 2004 compared with previous year


75
70
%
65
60
2004
2003
PassengerLF
CargoLF
GroupLF

Substantial growth in passenger and cargo traffic

The Lufthansa Group airlines are continuing their upward trend. In May 2004 they carried 4.5 million passengers - 17.6 per cent more than in the previous year. Last month Lufthansa increased capacity by 27.4 per cent, mainly on long-haul routes, and sales more or less kept pace with this rise. At 73.7 per cent, the passenger load factor was only marginally below the prior-year figure (-0.4 pp). In the Asia/Pacific traffic region, Lufthansa achieved growth rates of over 60 per cent in terms of passenger numbers and revenues. Elsewhere, too, double-digit growth was recorded on intercontinental routes. In Europe, meanwhile, sales grew by 13.4 per cent, outstripping the 11.4 per cent increase in capacity, which pushed up the load factor by 1.1 percentage points.
Lufthansa Cargo achieved double-digit growth across the board. The volume of cargo transported climbed by 10.5 per cent, while capacity - primarily on passenger aircraft - increased by 13.8 per cent and sales by 14.3 per cent. The cargo load factor thus inched up by 0.2 percentage points to 65.3 per cent.
Overall (passenger and cargo business), production increased by 21.8 and sales by 21.3 per cent. At 69.7 per cent, the overall load factor was only slightly lower (- 0.3 pp) than in the previous year.

Lufthansa Group agrees to sell Chef Solutions
LSG Lufthansa Service Holding AG has agreed to sell its US subsidiary Chef Solutions to the American financial investor Questor. With this move, Lufthansa is pressing ahead with the consolidation of LSG Sky Chefs.

cargo counts gains new customers
Hapag Lloyd-Flug (Hanover) and AirAsia (Malaysia) have entrusted the management of their cargo business to cargo counts, with effect from 26 May and 3 June respectively. cargo counts was spun off from Lufthansa Cargo at the end of 2003 and provides Total Cargo Management for several customers.

Condor makes a comeback
Since the end of May, Thomas Cook AG's holiday carrier has been flying again under its original brand name Condor. Following its relaunch, Condor will focus more strongly on individual seat sales and offer budget fares. Ticket prices start at 29 euros for short and

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medium-haul flights, and at 99 euros for long-haul flights.

Star Alliance expands leading position

With its three future member airlines - South African Airways, TAP Air Portugal and Blue1 (Finland) - the Star Alliance will expand its share of the world market by 1.3 percentage points to 28.8 per cent. At its annual meeting in Singapore, the Chief Executive Board of the Star Alliance officially approved the three carriers' applications for membership.

Note:

The next Investor Info with the traffic figures for June 2004 will be published on 9 July 2004.

The 51st Annual General Meeting of Deutsche Lufthansa AG will take place in Cologne on 16 June 2004. Detailed, up-to-date information will be available on our website at: www.lufthansa-financials.de

Deutsche Lufthansa AG - Investor Relations
Tel. +49 221 826-2444, Fax -2286
Tel. +49 69 696-90997, Fax -90990
E-Mail: investor.relations@dlh.de

9 June 2004

Traffic Figures

Lufthansa Passenger Business Group*	**May 2004**	**yoy %**	**cumulative 2004**	**yoy %**
Passengers in 1,000	4,537	+ 17.6	20,133	+ 11.3
Available seat-kilometres (mio)	12,492	+ 27.4	55,906	+ 12.9
Revenue pax-kilometres (mio)	9,209	+ 26.7	40,844	+ 16.4
Passenger load factor (per cent)	73.7	- 0.4P.	73.1	+ 2.2P.
Number of Flights	53,776	+ 23.8	251,639	14.6

* Deutsche Lufthansa AG + Lufthansa Regional

Lufthansa Cargo AG	**May 2004**	**yoy %**	**cumulative 2004**	**yoy %**
Cargo/mail in 1,000 tonnes	143	+ 10.5	697	+ 9.4
Available Cargo tonne-km (mio)	1,010	+ 13.8	4,699	+ 7.0
Revenue Cargo tonne-km (mio)	660	+ 14.3	3,151	+ 10.5
Cargo load-factor (%)	65.3	+ 0.2P.	67.0	+ 2.1P.
Number of Flights	2,001	+ 5.5	9,709	+ 0.1

Lufthansa Group	**May 2004**	**yoy %**	**cumulative 2004**	**yoy %**
Available tonne-kilometres (mio)	2,278	+ 21.8	10,303	+ 10.2
Revenue tonne-kilometres (mio)	1,588	+ 21.3	7,265	+ 13.7
Overall load factor (per cent)	69.7	- 0.3P.	70.5	+ 2.2P.
Number of Flights	55,777	+ 23.0	261,348	+ 14.0

Europe (incl, Germany)	**May 2004**	**yoy %**	**cumulative 2004**	**yoy %**
Passengers in 1,000	3,535	+ 14.4	15,700	+ 9.1
Available seat-kilometers (mio)	3,628	+ 11.4	16,901	+ 5.0
Revenue pax-kilometers (mio)	2,384	+ 13.4	10,478	+ 8.9
Passenger load-factor (%)	65.7	+ 1.1P.	62.0	+ 2.2P.
Cargo/mail in 1,000 tonnes	61	+ 8.9	305	+ 10.4
Available Cargo tonne-km (mio)	104	+ 10.7	512	+ 7.4
Revenue Cargo tonne-km (mio)	43	+ 18.2	214	+ 18.8
Cargo load-factor (%)	41.2	+ 2.6P.	41.7	+ 4.0P.

America (North & South)	**May 2004**	**yoy %**	**cumulative 2004**	**yoy %**
Passengers in 1,000	556	+ 19.6	2,282	+ 16.3
Available seat-kilometers (mio)	4,944	+ 25.3	20,758	+ 15.0
Revenue pax-kilometers (mio)	3,914	+ 21.8	16,365	+ 17.1
Passenger load-factor (%)	79.2	- 2.2P.	78.8	+ 1.4P.
Cargo/mail in 1,000 tonnes	38	+ 15.1	172	+ 6.5

Available Cargo tonne-km (mio)	392	+ 18.8	1,680	+ 6.8
Revenue Cargo tonne-km (mio)	258	+ 16.2	1,164	+ 7.3
Cargo load-factor (%)	65.8	- 1.5P.	69.3	+ 0.3P.

Asia/Pacific	**May 2004**	**yoy %**	**cumulative 2004**	**yoy %**
Passengers in 1,000	296	+ 62.7	1,396	+ 23.0
Available seat-kilometers (mio)	3,071	+ 62.3	13,819	+ 19.6
Revenue pax-kilometers (mio)	2,303	+ 61.4	10,765	+ 22.6
Passenger load-factor (%)	75.0	- 0.4P.	77.9	+ 1.9P.
Cargo/mail in 1,000 tonnes	34	+ 4.6	176	+ 8.4
Available Cargo tonne-km (mio)	441	+ 12.0	2,143	+ 7.0
Revenue Cargo tonne-km (mio)	314	+ 12.9	1,547	+ 11.2
Cargo load-factor (%)	71.2	+ 0.6P.	72.2	+ 2.8P.

Middle East & Africa	**May 2004**	**yoy %**	**cumulative 2004**	**yoy %**
Passengers in 1,000	147	+ 23.7	747	+ 24.3
Available seat-kilometers (mio)	845	+ 19.5	4,414	+ 15.3
Revenue pax-kilometers (mio)	605	+ 16.4	3,228	+ 19.0
Passenger load-factor (%)	71.6	- 1.8P.	73.1	+ 2.2P.
Cargo/mail in 1,000 tonnes	10	+ 26.3	44	+ 19.9
Available Cargo tonne-km (mio)	73	+ 4.8	364	+ 6.9
Revenue Cargo tonne-km (mio)	45	+ 9.5	226	+ 15.2
Cargo load-factor (%)	61.4	+ 2.5P.	62.0	+ 4.4P.

Deutsche Lufthansa AG - Investor Relations
Tel. +49 221 826-2444, Fax -2286
Tel. +49 69 696-90997, Fax -90990
E-Mail: investor.relations@dlh.de

9 June 2004

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Adhoc Release pursuant to § 15 of the securities trading act



Frankfurt, 27 May 2004

Lufthansa subsidiary LSG Holding is selling its stake in Chef Solutions

Lufthansa subsidiary LSG Lufthansa Service Holding (LSG) is selling its stake in Chef Solutions, Inc.(100%) to US financial investor Questor Partners Fund II and its affiliates. The sale was endorsed today by LSG Holding's Executive Board. The transaction still requires approval by the Lufthansa and LSG Holding Supervisory Boards and the US antitrust authorities. Both sides have agreed not to disclose any details about the deal.

Deutsche Lufthansa AG
Investor Relations
Ulrike Schlosser, Phone (+49) 696-90997, Fax (+49) 696-90990
Email: investor.relations@dlh.de

27 May 2004

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27 May 2004-2

▸ Lufthansa Group agrees to sell Chef Solutions

LSG US subsidiary taken over by Questor - Concentration on airline catering

Lufthansa is consistently continuing its consolidation strategy at LSG Sky Chefs. Negotiations on the sale of LSG's US subsidiary Chef Solutions have been concluded as a further step in the implementation of plans announced by Lufthansa's Chairman and CEO Wolfgang Mayrhuber to focus business at LSG on airline catering. LSG Lufthansa Service Holding AG (LSG Holding) is selling Chef Solutions to funds managed by the American financial investor Questor. The transaction was approved today by the LSG Holding Executive Board. The Lufthansa Executive Board is pressing firmly ahead with the rehabilitation of unprofitable Group businesses. Divestment of Chef Solutions shows that those plans are being determinedly implemented in order to reinstate LSG's core airline catering business on a profitable footing.

The Convenient Meal Solutions business segment, operating under the "Chef Solutions" brand in the USA since 2000, produces pre-prepared convenience food for the retail and food service industry. Chef Solutions operates 14 facilities in North America and employs a workforce of 2,600 staff. In 2003, it generated about 17 per cent of the LSG Group's total revenues of 2.7 billion euros.

Questor is a private equity firm with offices in Southfield, Michigan and New York. Questor's objective is to acquire businesses that are in transition and offer the potential for superior returns with the application of appropriate levels of capital and management expertise. Since it was founded in 1995, the company has successfully completed more than 20 investment deals worldwide, including the purchase of Geologistics, one of the world's largest global freight forwarding and logistics services providers, Teksid Aluminum, Fiat's aluminum foundry business, and coal assets formerly owned by United States Steel Corporation. Questor manages over 1.1 billion US dollars of committed equity capital.

This latest transaction, together with its disposal of stakes in LGM (pending regulatory approval), Amadeus, DHL and GlobeGround, is consistent with Lufthansa's policy of active portfolio management. Ongoing monitoring and adjustment of the portfolio is part of corporate strategy. The two partners in the Chef Solutions deal have agreed not to disclose details of the transaction. The sale still requires the endorsement of the Lufthansa and LSG Holding Supervisory Boards and the US anti-trust authorities.

Deutsche Lufthansa AG
Corporate Communications
Thomas Ellerbeck / Christine Ritz
Tel. +49 69 / 696 - 51014 / -2999
Fax +49 69 / 696 - 6818
http://media.lufthansa.com

Frankfurt, 27 May 2004

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News/Aktuell News

10 June 2004

Lufthansa

► Three new members for Star Alliance

At its annual meeting in Singapore the Chief Executive Board of the Star Alliance approved the membership applications of three more carriers - South African Airways, TAP Air Portugal and Finland's Blue 1. The Finnish airline, a subsidiary of one of the founding members of the Star Alliance, SAS, will be the first regional carrier in the alliance when it joins at the end of 2004. SAA and TAP will accede to the world's leading airline alliance in 2005. The Star Alliance route network will then encompass more than 15,000 daily flights to 833 destinations in 152 countries. This will increase Star's global market share by 1.2 percentage points to 28.8 per cent.

Singapore, 5 June 2004

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Lufthansa

76,320,000 New No Par-Value Registered Shares

of

Deutsche Lufthansa Aktiengesellschaft

Subscription Price: €9.85 per New Share

Deutsche Lufthansa Aktiengesellschaft ("Deutsche Lufthansa AG" or the "Company" and, together with its consolidated subsidiaries and affiliates, "Deutsche Lufthansa" or the "Lufthansa Group") is offering 76,320,000 new registered no-par value shares with restricted transferability (*vinkulierte Namensaktien*) (the "New Shares"). The offering consists of an offering of New Shares to holders of Deutsche Lufthansa AG's existing ordinary shares through the subscription rights pertaining to the existing shares (the "Existing Shares") and with respect to any New Shares not subscribed for through the exercise of the subscription rights, to eligible investors as described in this Offering Circular. The New Shares are being offered (1) in a public offering in Germany, (2) in private placements to certain institutional investors outside of the United States in reliance on Regulation S ("Regulation S") under the U.S. Securities Act of 1933, as amended (the "Securities Act") and in accordance with applicable securities laws ((1) and (2) together, the "International Offering") and (3) in the United States to qualified institutional buyers ("QIBs") as defined in Rule 144A under the Securities Act ("Rule 144A"), in reliance on applicable exemptions from the registration requirements of the Securities Act, as described below (the "U.S. Offering") (the offerings referred to in (1) through (3) together, the "Offering").

Every five existing Deutsche Lufthansa AG shares entitle their holder to receive one New Share against payment of the subscription price. Subscriptions will be accepted for a whole number of New Shares only. The subscription price is €9.85 per New Share, representing a discount of approximately 15.8% to the closing price of a Deutsche Lufthansa AG share of €11.70 on the Frankfurt Stock Exchange on May 28, 2004.

If holders of the subscription rights wish to subscribe for New Shares, they must exercise their subscription rights during the period from June 3, 2004 to and including June 16, 2004 (the "Subscription Period"). Subscription rights not exercised during this period will expire. The New Shares allocated to such unexercised subscription rights will be offered to eligible investors upon the terms and conditions described in this Offering Circular.

Shares of Deutsche Lufthansa AG are traded on the stock exchanges in Frankfurt/Main, Berlin-Bremen, Düsseldorf, Hamburg, Hanover, Munich and Stuttgart (together, the "German stock exchanges") under the symbol "LHA".

The subscription rights will be listed on the Official Market (*amtlicher Markt*) of the Frankfurt Stock Exchange during the period from June 3, 2004 to and including June 14, 2004. It will be possible to subscribe for one New Share only. Beginning on June 3, 2004, shares of Deutsche Lufthansa AG will be listed on the German stock exchanges "without subscription rights" (*ex Bezugsrecht*). Application has been made for admission of the New Shares to trading on the official market segments of the German stock exchanges, including the Prime Standard segment of the Official Market of the Frankfurt Stock Exchange and is expected to be granted on June 16, 2004. Trading in the New Shares on the German stock exchanges is expected to commence on June 17, 2004.

Investing in the subscription rights or the New Shares involves risks. See "Risk Factors" beginning on page 14 to read about material factors investors should consider before exercising the subscription rights or investing in the New Shares.

The subscription rights and the New Shares offered hereby have not been and will not be registered under the Securities Act, or with any regulatory authority of any state or other jurisdiction in the United States, and may only be exercised, offered or sold (i) in the United States in reliance on an exemption from the registration requirements of the Securities Act or (ii) outside the United States to certain persons in offshore transactions in reliance on Regulation S. The subscription rights and the New Shares are not transferable except in accordance with the restrictions described beginning on page ii.

The New Shares subscribed for in the subscription offering will be delivered on or about June 17, 2004 and the New Shares to be offered in the private placements will be delivered on or about June 21, 2003.

The institutions named below (the "Underwriters") have agreed with Deutsche Lufthansa AG to subscribe for the New Shares and to offer them for subscription to Deutsche Lufthansa AG's shareholders in accordance with the German Stock Corporation Act (*Aktiengesetz*) and to place any New Shares not taken up in the subscription offer in private placements. See "Plan of Distribution".

Joint Global Coordinators

Dresdner Kleinwort Wasserstein | **Morgan Stanley**

Joint Bookrunners

Dresdner Kleinwort Wasserstein | **Morgan Stanley** | **Deutsche Bank**

Joint Lead Managers

Citigroup | **WestLB AG**

Co-Lead Managers

Barclays Capital	**Bayerische Landesbank**	**BNP PARIBAS**
Commerzbank Securities	**Deutsche Zentral-Genossenschaftsbank**	**Helaba**
HSBC Trinkaus & Burkhardt	**HVB Corporates & Markets**	**SG Corporate & Investment Bank**

The date of this Offering Circular is June 1, 2004

This Offering Circular is confidential and is being furnished by Deutsche Lufthansa AG in connection with an offering exempt from registration under the Securities Act solely for the purpose of enabling a prospective investor to consider the purchase of the New Shares or the rights to subscribe for New Shares, as described herein. This Offering Circular may not be copied or reproduced, in whole or in part, nor may it be distributed or any of its contents be disclosed to anyone other than the prospective investors to whom it is being provided. Each offeree of the subscription rights and/or the New Shares, by accepting delivery of this Offering Circular, agrees to the foregoing.

The information contained in this Offering Circular has been provided by Deutsche Lufthansa AG and other sources identified herein. No representation or warranty, express or implied, is made by the Underwriters named herein as to the accuracy or completeness of such information, and nothing contained in this Offering Circular is, or shall be relied upon as, a promise or representation by the Underwriters, except with respect to the public offering in Germany. No person is to give any information or to make any representation in connection with the offering or sale of the subscription rights or the New Shares other than as contained in this Offering Circular. If any such unauthorised information is given or made, it must not be relied upon as having been authorised by Deutsche Lufthansa AG or any of the Underwriters or any of their respective affiliates or advisers or selling agents. Neither the delivery of this Offering Circular nor any sale made hereunder shall under any circumstances imply that there has been no change in the affairs of Deutsche Lufthansa AG or its subsidiaries or that the information set forth herein is correct as of any date subsequent to the date hereof.

In connection with the Offering, Dresdner Bank Aktiengesellschaft, as stabilizing manager on behalf of the Underwriters, may, to the extent permitted by applicable law, at its discretion effect transactions with a view to supporting the market price of Deutsche Lufthansa AG's ordinary shares at a level higher than that which might otherwise prevail in the open market. Dresdner Bank Aktiengesellschaft is not required to enter into any such transactions, and such transactions may be effected on any stock exchange, the over-the-counter market or otherwise. Such stabilizing measures, if commenced, may be discontinued at any time and may only be taken during the period from June 1 until July 1, 2004.

The subscription rights and the New Shares offered hereby have not been and will not be registered under the Securities Act, or with any securities regulatory authority of any state or other jurisdiction in the United States, and may not be offered, sold, pledged or otherwise transferred except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act and in compliance with any applicable state securities laws. The distribution of this Offering Circular and the offering and sale of the subscription rights and the New Shares in certain jurisdictions may be restricted by law. Persons into whose possession this Offering Circular comes are required by Deutsche Lufthansa AG and the Underwriters to inform themselves about and to observe any such restrictions. This Offering Circular does not constitute an offer of, or an invitation to purchase, any of the subscription rights or the New Shares in any jurisdiction in which such offer or invitation would be unlawful. For a description of certain restrictions on the offer and sale of the subscription rights and the New Shares, see "Notice to Investors" below.

Prospective purchasers are hereby notified that sellers of the subscription rights and the New Shares may be relying on the exemption from the provisions of Section 5 of the Securities Act provided by Rule 144A.

Notice to New Hampshire residents

NEITHER THE FACT THAT A REGISTRATION STATEMENT OR AN APPLICATION FOR A LICENSE HAS BEEN FILED UNDER CHAPTER 421-B OF THE NEW HAMPSHIRE REVISED STATUTES WITH THE STATE OF NEW HAMPSHIRE NOR THE FACT THAT A SECURITY IS EFFECTIVELY REGISTERED OR A PERSON IS LICENSED IN THE STATE OF NEW HAMPSHIRE CONSTITUTES A FINDING BY THE SECRETARY OF STATE OF NEW HAMPSHIRE THAT ANY DOCUMENT FILED UNDER RSA 421-B IS TRUE, COMPLETE AND NOT MISLEADING. NEITHER ANY SUCH FACT NOR THE FACT THAT AN EXEMPTION OR EXCEPTION IS AVAILABLE FOR A SECURITY OR A TRANSACTION MEANS THAT THE SECRETARY OF STATE HAS PASSED IN ANY WAY UPON THE MERITS OR QUALIFICATIONS OF, OR RECOMMENDED OR GIVEN APPROVAL TO, ANY PERSON, SECURITY OR TRANSACTION. IT IS UNLAWFUL TO MAKE, OR CAUSE TO BE MADE, TO ANY PROSPECTIVE PURCHASER, CUSTOMER OR CLIENT, ANY REPRESENTATION INCONSISTENT WITH THE PROVISIONS OF THIS PARAGRAPH.

THE SECURITIES OFFERED HEREBY HAVE NOT BEEN RECOMMENDED BY ANY UNITED STATES FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY, NOR HAVE ANY OF THE FOREGOING

AUTHORITIES PASSED UPON OR ENDORSED THE MERITS OF THE OFFER OR THE ACCURACY OR ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE IN THE UNITED STATES.

Notice to Investors in the United States

Because of the following restrictions, purchasers are advised to consult legal counsel prior to making any offer, resale, pledge or transfer of the subscription rights or of the New Shares offered hereby.

No actions have been taken to register or to qualify the subscription rights or the New Shares offered hereby or otherwise permit a public offering of the subscription rights or the New Shares offered hereby in any jurisdiction other than Germany. In the United States, the subscription rights and the New Shares are being offered solely to QIBs in reliance on an exemption from the Securities Act. Outside the United States, both the subscription rights and the New Shares are being offered in reliance on Regulation S. The subscription rights and the New Shares offered hereby have not been and will not be registered under the Securities Act or with any securities regulatory authority of any state or other jurisdiction in the United States and may not be offered, sold, pledged or otherwise transferred in, or to persons in, the United States except in accordance with an available exemption from registration under the Securities Act and in compliance with any applicable state securities laws.

Each person exercising subscription rights in the U.S. Offering will be required to deliver a QIB investment letter for the benefit of the Company and each Underwriter in which such person (among other things) represents and agrees, and each person purchasing New Shares in the U.S. Offering not subscribed for during the Subscription Period will represent and agree, among other things, as follows:

(1) The purchaser is, and at the time of any exercise by it of subscription rights or purchase of a New Share will be, a QIB within the meaning of Rule 144A.

(2) The purchaser understands and acknowledges that neither the subscription rights nor any New Shares have been or will be registered under the Securities Act, and that they may not be offered, sold or exercised, directly or indirectly, in the United States, other than in accordance with paragraph 4 below.

(3) The purchaser is exercising the subscription rights, and subscribing for or purchasing the New Shares (i) for its own account, or (ii) for the account of one or more other QIBs for which it is acting as a duly authorised fiduciary or agent with sole investment discretion with respect to each such account and with full authority to make the acknowledgements, representations and agreements in the investment letter with respect to each such account (in which case it makes such acknowledgements, representations and agreements on behalf of such QIBs as well), in each case for investment and not with a view to any resale or distribution of any such subscription rights or of any New Shares.

(4) The purchaser understands and agrees that, in the United States, the subscription rights may be exercised only by QIBs, and that offers and sales of the New Shares are being made in the United States only to QIBs, in each case, pursuant to and in reliance on Rule 144A, and that if in the future it or any such other QIB for which it is acting, as described in paragraph 3 above, or any other fiduciary or agent representing such investor decides to offer, sell, deliver, hypothecate or otherwise transfer any subscription rights or New Shares, it, any such other QIB and any such other fiduciary or agent will do so only (i) pursuant to an effective registration statement under the Securities Act, (ii) to a person whom the holder and any person acting on its behalf reasonably believes is a QIB purchasing for its own account or the account of a QIB in a transaction meeting the requirements of Rule 144A, (iii) outside the United States pursuant to Rule 903 or Rule 904 of Regulation S in an "offshore transaction" (and not in a pre-arranged transaction resulting in the resale of such subscription rights or New Shares into the United States) or (iv) in the case of New Shares, in accordance with Rule 144 under the Securities Act ("Rule 144") and, in each case, in accordance with any applicable securities laws of any state or territory of the United States and of any other jurisdiction. The purchaser understands that no representation can be made as to the availability of the exemption provided by Rule 144 for the resale of the New Shares.

(5) The purchaser understands that for so long as such New Shares are "restricted securities" within the meaning of Rule 144, no such New Shares may be deposited into any American depositary receipt facility established or maintained by a depositary bank, other than a restricted depositary receipt facility, and that such New Shares will not settle or trade through the facilities of DTC or any other U.S. clearing system.

(6) The purchaser has received a copy of the Offering Circular and has had access to such financial and other information concerning Deutsche Lufthansa AG as it has deemed necessary in connection with making its own investment decision to exercise subscription rights or purchase New Shares. The purchaser has made its own independent investigations and appraisal of, without limitation, the business, financial condition, prospects, creditworthiness, status and affairs of the Company as well as of the subscription rights and the New Shares. The purchaser understands that there may be certain consequences under U. S. and other tax laws resulting from an investment in the subscription rights and the New Shares and it has made such investigation and consulted such tax and other advisors with respect thereto as it deems appropriate. It acknowledges that neither Deutsche Lufthansa AG nor the Underwriters nor any person representing Deutsche Lufthansa AG or the Underwriters has made any representation, express or implied, to it with respect to Deutsche Lufthansa AG or the offering or sale or exercise of, as the case may be, any subscription rights or New Shares other than as set forth in the Offering Circular which has been delivered to it, and upon which it is relying solely in making its investment decision with respect to the subscription rights and such New Shares. It has held and will hold any offering materials, including the Offering Circular, it receives directly or indirectly from Deutsche Lufthansa AG in confidence, and it understands that any such information received by it is solely for it and not to be redistributed or duplicated by it. It acknowledges that it has read and agreed to matters stated in the section "Notice to Investors" of the Offering Circular.

(7) It, and each other QIB, if any, for whose account it is exercising subscription rights or acquiring New Shares, in the normal course of business, invests in or purchase securities similar to the New Shares, has such knowledge and experience in financial and business matters that it is capable of evaluating the merits and risks of exercising or purchasing, as the case may be, any subscription rights or New Shares and is aware that it must bear the economic risk of an investment in any New Share for an indefinite period of time and it is able to bear such risk for an indefinite period and is able to sustain a complete loss of investment in the subscription rights or New Shares.

(8) It understands that the representations, warranties, undertakings and acknowledgments contained in the investment letter are required in connection with U.S. securities laws and that Deutsche Lufthansa AG, its affiliates, and the Underwriters will be relying on these representations, and it irrevocably authorizes the Underwriters on its own behalf and on behalf of each beneficial owner of the subscription rights or New Shares being purchased by it, to rely on the representations made therein and to produce the investment letter to any interested party in any administrative or legal proceedings or official enquiry with respect to the matters covered herein or in connection with any other requirements of law.

(9) It undertakes promptly to notify the Deutsche Lufthansa AG and the Underwriters if, at any time prior to the delivery to it of any subscription rights or New Shares, any of the foregoing ceases to be true.

In addition, until 40 days after the commencement of the offering, any offer or sale of New Shares within the United States by any dealer (whether or not participating in the U.S. Offering and/or the International Offering) may violate the registration requirements of the Securities Act if such offer or sale is made other than in accordance with Rule 144A or another exemption from registration under the Securities Act.

From the date of this Offering Circular until the 40th day after the date on which the New Shares are delivered, The Bank of New York, as depositary for Deutsche Lufthansa AG's American Depositary Receipt facility, will not accept deposits of Deutsche Lufthansa AG shares in the facility, unless the shareholder certifies that it did not acquire the shares to be deposited in the Offering.

Except in certain limited circumstances, German law confers on all of the holders of Deutsche Lufthansa AG's shares (including the New Shares and including holders of shares in the United States ("U. S. Shareholders")) subscription rights to purchase a sufficient number of shares to maintain their existing ownership ratios whenever Deutsche Lufthansa AG issues new shares for cash. The Company may not be able to offer such new shares to U. S. Shareholders pursuant to subscription rights unless a registration statement under the Securities Act is effective with respect to such shares, or an exemption from the registration requirements of the Securities Act is available. The Company intends to evaluate, at the time of any future rights offering, the costs and liabilities associated with any such registration statement, if required, as well as the benefits to the Lufthansa Group of enabling U. S. Shareholders to exercise subscription rights, and any other factors that the Company considers appropriate at that time. Based on these considerations, the Company would make a decision as to whether to file such a registration statement. No assurance can be given that any registration statement would be filed or, if filed, would be declared effective. As a result, it is possible that subscription rights accorded to U. S. Shareholders would expire unexercised, and affected U. S. Shareholders would not realize

any value from such rights. In this case, such U.S. Shareholders' equity interest in Deutsche Lufthansa AG would be diluted.

Notice to Investors in Belgium

The Offering Circular has not been notified to or approved by the Commission for Banking, Finance and Insurance (*Commission bancaire, financière et des assurances/Commissie voor het Bank-, Financie- en Assurantiewezen*) and is therefore transmitted on a purely confidential basis. Accordingly, the New Shares may not be publicly offered for sale, sold or marketed in Belgium by means of a public offering under Belgian law. Any offer to sell the New Shares in Belgium will be permitted exclusively to either (i) persons who each subscribe for a minimum of €250,000, or (ii) qualifying institutional investors, acting for their own account, and listed in Article 3, 2° of the Royal Decree of July 7, 1999. In addition, if an investor is a consumer within the meaning of Article 1.7 of the Law of July 14, 1991 on consumer protection and trade practices, a sale of New Shares must be made in compliance with the provision of such law and its implementing legislation.

Notice to Investors in France

This Offering Circular has not been prepared in the context of a public offering of financial instruments in France within the meaning of Article L. 411-2 of the French *Code Monétaire et Financier*. Consequently, no offering circular (including this offering circular or any amendment, supplement or replacement thereto) subject to the approval (*visa*) of the *Autorité des marchés financiers* has been prepared in connection with the Offering. The subscription rights and the New Shares may not be offered or sold to the public in France and neither this offering circular, nor any other offering material or information contained therein relating to the subscription rights or the New Shares may be released, issued or distributed or caused to be released, issued or distributed to the public in France, or used in connection with any offering in respect of the subscription rights or the New Shares to the public in France. The Offering shall be made in France only to qualified investors (*investisseurs qualifiés*) acting for their own account as defined in article L. 411-2 of the French *Code Monétaire et Financier* and *Décret* no. 98-880 dated October 1, 1998. The direct or indirect resale to the public in France of any subscription rights or New Shares acquired by such qualified investors may be made only as provided by articles L. 412-1 and L. 621-8 of the *Code Monétaire et Financier* and applicable regulations thereunder. Persons into whose possession this Offering Circular or any amendment, supplement or replacement thereto come must inform themselves about and observe any such restrictions. The Offering does not constitute a solicitation by anyone not authorized to so act and the Offering Circular may not be used for or in connection with the Offering to Solicit anyone to whom it is unlawful to make the Offering.

Notice to Investors in Italy

The subscription rights and the New Shares may not be offered or sold, directly or indirectly, in Italy other than to qualified investors (*operatori qualificati*) ("Qualified Investors") as defined in Article 31, paragraph 2, of Regulation No. 11522 approved by *Commissione Nazionale per la Società e la Borsa* ("*Consob*") on July 1, 1998, as amended, or under any other exemption provided for by Art. 100 of Legislative Decree No. 58 of February 24, 1998, and by Art. 33, paragraph 1, of Regulation No. 11971 approved by *Consob* on May 14, 1999, as amended, and in compliance with the forms and procedures provided therein. Under no circumstances should this Offering Circular circulate among, or be distributed in Italy to any member of the general public in Italy or to individuals or entities falling outside the categories of Qualified Investors or outside the scope of the exemptions provided for by Art. 100 of Legislative Decree No. 58 of February 24, 1998. Any offer or sale of the subscription rights or the New Shares, any distribution of this Offering Circular or the rendering of any advice in respect of investment in the subscription rights or the New Shares, regardless of the existence of any of the above mentioned exemptions within Italy in connection with the International Offering, must be carried out either by registered securities dealing firms (*Societá di Intermediazione Mobiliare*) or by banks or by authorised intermediaries, as described in Legislative Decree No. 58 of February 24, 1998.

Notice to Investors in the Netherlands

The subscription rights and the New Shares may not be offered, sold, transferred, or delivered in or from the Netherlands as part of their initial distribution or at any time thereafter, directly or indirectly, other than to individuals or legal entities that trade or invest in securities in the conduct of their profession or trade, which

includes banks, pension funds, insurance companies, securities firms, investment institutions, other institutional investors and treasuries of large enterprises.

Notice to Investors in Switzerland

The New Shares, including any subscription rights related thereto, may not be publicly offered or sold in or from Switzerland, and neither this Offering Circular nor any other offering material relating to the New Shares may be distributed, or otherwise made available in connection with any such offering or sale. The New Shares may only be offered or sold and the Offering Circular may only be distributed, or otherwise made available in Switzerland on a private placement basis to a limited number of investors without any public offering.

Notice to Investors in the United Kingdom

Each Underwriter has represented, warranted and agreed that:

(1) it has not offered or sold and, prior to the expiry of a period of six months from each Closing Date, will not offer or sell any subscription rights or New Shares to persons in the United Kingdom except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995 (as amended);

(2) it has only communicated and caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000 ("FSMA")) received by it in connection with the issue or sale of any subscription rights or new Shares in circumstances in which section 21(1) of the FSMA does not apply to the Company; and

(3) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the subscription rights and the New Shares in, from or otherwise involving the United Kingdom.

This document is only being distributed to and is only directed at (i) persons who are outside the United Kingdom or (ii) to investment professional falling with in Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2001 (the "Order") (all such persons together being referred to as "relevant persons"). The subscription rights and the New Shares are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such subscription rights and New Shares will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this document or any of its contents.

United States Federal Income Tax Considerations

The following is a summary under present law of certain U.S. federal income tax considerations relevant to the receipt, exercise and disposition of subscription rights and the acquisition, ownership and disposition of New Shares for a holder of subscription rights or New Shares that is a U.S. Holder, as defined below.

The discussion is not a complete description of all the tax considerations that may be relevant to a holder of the subscription rights or New Shares. This discussion is applicable only to an initial holder of the New Shares or subscription rights that holds the New Shares or subscription rights (and New Shares upon exercise of subscription rights) as capital assets and uses the U.S. dollar as its functional currency. It does not address the tax treatment of persons subject to special rules, such as U.S. expatriates, banks, insurance companies, financial institutions, securities dealers, traders in securities that elect to mark to market, tax-exempt entities, persons owning 10% or more by vote of the shares of Deutsche Lufthansa AG, persons subject to the alternative minimum tax, persons holding the subscription rights or New Shares as part of a hedge, straddle, conversion or other integrated financial transaction, and persons resident or ordinarily resident in Germany. This discussion does not address U.S. Holders that hold subscription rights or New Shares as part of the business property of a permanent establishment located in Germany or as part of a fixed base of an individual located in Germany and used for the performance of independent personal services. The discussion is a general summary

and does not address United States state or local taxes or U.S. federal taxes other than income tax. It is not a substitute for tax advice. Deutsche Lufthansa AG believes, and this discussion assumes, that Deutsche Lufthansa AG is not and will not become a passive foreign investment company ("PFIC").

Each prospective investor should consult its own tax advisor about the U.S. federal, state, local, and foreign tax consequences of the receipt, exercise and disposition of the subscription rights as well as the acquisition, ownership and disposition of the New Shares.

As used here, a "U.S. Holder" means a beneficial owner of the subscription rights or New Shares that is (a) an individual who is a U.S. citizen or resident; (b) a corporation (or other business entity treated as a corporation for U.S. federal income tax purposes) created or organised in or under the laws of the United States or its political subdivisions; (c) an estate the income of which is subject to U.S. federal income tax regardless of its source; or (d) a trust subject to the control of a U.S. person and the primary supervision of a U.S. court.

The tax consequences to a partner in a partnership holding subscription rights or New Shares generally will depend on the status of the partner and the activities of the partnership. A partner in a partnership that receives, exercises or disposes of subscription rights or New Shares should consult its own tax advisors regarding the specific tax consequences of receiving, exercising or disposing of subscription rights and of owning and disposing of New Shares.

Receipt of Subscription Rights

The receipt of subscription rights pursuant to the subscription offer should be treated as a non-taxable distribution with respect to a U.S. Holder's New Shares.

Basis

If, on the date the subscription rights are received, the fair market value of the subscription rights received by a U.S. Holder is less than 15% of the fair market value of the shares with respect to which the subscription rights are received, the subscription rights will have a zero tax basis unless such holder affirmatively elects to allocate its adjusted tax basis in proportion to the relative fair market values of such holder's New Shares and the subscription rights received determined on the date of receipt. This election must be made in the U.S. Holder's tax return for the taxable year in which the subscription rights are received.

If the fair market value of the subscription rights received by a U.S. Holder is 15% or greater than the fair market value of such holder's shares on the date the subscription rights are received, then the basis in such holder's shares must be allocated between the shares and the subscription rights received in proportion to their fair market values determined on the date the subscription rights are received.

Exercise of Subscription Rights and Receipt of New Shares

A U.S. Holder will not recognise taxable income upon the receipt of New Shares pursuant to the exercise of subscription rights held by the U.S. Holder. A U.S. Holder will have a tax basis in the New Shares equal to such holder's basis in the subscription rights exercised to obtain the New Shares, if any, plus the U.S. dollar value of the euro subscription price of the subscription rights on the acquisition date (or, in the case of cash basis and electing accrual basis taxpayers, the settlement date). A U.S. Holder's holding period in the New Shares received generally will begin on the date the subscription rights are exercised. For tax considerations relevant to owning and disposing of New Shares, see "Taxation of the New Shares" below.

Sale, Lapse or Other Disposition of Subscription Rights

A U.S. Holder will recognise capital gain or loss on the sale or other disposition of the subscription rights (including a sale on its behalf by a clearing organization or custodian) in an amount equal to the difference between such holder's adjusted tax basis in the subscription rights and the U.S. dollar value of the amount realised from the sale or other disposition. Any gain or loss will be treated as long-term capital gain or loss if such holder's holding period for the subscription rights is more than one year and generally will be treated as

arising from U.S. sources. A U.S. Holder's holding period in the subscription rights will include the holding period in the shares with respect to which the subscription rights were received.

If a U.S. Holder allows the subscription rights to expire without selling or exercising them, and does not receive any proceeds, the subscription rights should be deemed to have a zero tax basis and, therefore, a U.S. Holder should not recognise any loss upon the expiration of the subscription rights.

If a U.S. Holder receives euros on the sale or other disposition of the subscription rights (including a sale on its behalf by a clearing organization or custodian), such holder will realise an amount equal to the U.S. dollar value of the euros on the date of sale or other disposition (or in the case of cash basis and electing accrual basis taxpayers, the settlement date). A U.S. Holder will have a tax basis in the euros received equal to the U.S. dollar amount realised. Any gain or loss realised on a subsequent conversion of the euro into U.S. dollars will be U.S. source ordinary income or loss.

Backup withholding and information reporting

Proceeds from the sale or other disposition of the subscription rights may be reported to the U.S. Internal Revenue Service unless the holder is a corporation or otherwise establishes a basis for exemption. Backup withholding at the applicable statutory rate may apply to amounts subject to reporting if the holder fails to make the required certification, including providing its taxpayer identification number. Backup withholding is not an additional tax. The amount of any backup withholding tax may be credited against a U.S. Holder's U.S. federal income tax liability, and, provided appropriate information is timely provided, will be refunded to the extent it exceeds the Holder's liability.

Taxation of the New Shares

In general, the U.S. federal income tax considerations relevant to an investment in the New Shares will be similar to the considerations relevant to investments in equity securities issued by other German corporations:

- A U.S. Holder must include the gross amount of cash dividends paid on the New Shares, without reduction for German withholding tax, in ordinary income on the date of receipt, translating dividends paid in euros to U.S. dollars using the exchange rate in effect on the date of receipt.
- Dividends should constitute qualified dividend income, on the basis that Deutsche Lufthansa AG is eligible for the benefits of the income tax treaty between Germany and the United States ("Germany-U.S. Treaty") and therefore non-corporate U.S. Holders that meet certain requirements (including holding period) should be entitled to the 15% rate of tax for dividends received in taxable years beginning before January 1, 2009.
- A U.S. Holder generally will recognize U.S. source capital gain or loss on the sale or other disposition of New Shares, subject to taxation at reduced rates for non-corporate taxpayers if the New Shares were held for more than one year. For an individual U.S. Holder, if the U.S. Holder has received a dividend which is qualified dividend income exceeding 10% of the U.S. Holder's tax basis in the shares, loss will be long-term capital loss to the extent of such dividend regardless of a U.S. Holder's actual holding period.
- A U.S. Holder that is eligible for the benefits of the Germany-U.S. Treaty may claim a refund of the German dividend withholding tax and solidarity surcharge to the extent the amount withheld exceeds the 15% rate provided under the Germany-U.S. Treaty. In order to obtain this refund, eligible U.S. Holders must file a claim with the German tax authorities. A claim form and instructions may be obtained from the Embassy of the Federal Republic of Germany, 4645 Reservoir Road, N.W., Washington, DC 20007-1998.
- A U.S. Holder may claim a deduction or foreign tax credit for German tax withheld at the appropriate rate, subject to generally applicable limitations. In computing a U.S. Holder's foreign tax credit limitation, non-corporate U.S. Holders may take into account only the gross amount of the qualified dividend income, multiplied by a fraction, the numerator of which is the special reduced rate described above, and the denominator of which is the highest regular rate.
- If Deutsche Lufthansa AG were a PFIC in any year, possibly materially adverse consequences would result for U.S. Holders. Deutsche Lufthansa AG believes that it is not and will not become a PFIC, but this is a factual determination made annually at the end of the taxable year, and there can be no assurance that Deutsche Lufthansa AG will not be considered a PFIC for any future taxable year.

Backup withholding and information reporting

Dividends and proceeds from the sale or other disposition of the New Shares may be reported to the U.S. Internal Revenue Service unless the holder is a corporation or otherwise establishes a basis for exemption. Backup withholding at the applicable statutory rate may apply to amounts subject to reporting if the holder fails to make the required certification, including providing its taxpayer identification number. Backup withholding is not an additional tax. The amount of any backup withholding tax may be credited against a U.S. Holder's U.S. federal income tax liability, and, provided appropriate information is timely provided, will be refunded to the extent it exceeds the Holder's liability.

Notice Regarding Financial Information

IFRS differs in certain respects from the accounting standards generally accepted in the United States ("U.S. GAAP"). U.S. GAAP is generally more prescriptive than IFRS regarding the recognition and measurement of transactions, account classifications and disclosure requirements. Lufthansa has not prepared a reconciliation of its financial statements, and related footnote disclosures, included in this Offering Circular from IFRS to U.S. GAAP. Therefore, any investor accustomed only to U.S. GAAP should consult its own advisors as to IFRS and differences between IFRS and U.S. GAAP.

Information Regarding the Auditor's Reports

The auditor's reports (*Bestätigungsvermerke*) of PwC Deutsche Revision Aktiengesellschaft Wirtschaftsprüfungsgesellschaft ("PwC Deutsche Revision") included on pages F-103, F-191 and F-243 of this Offering Circular have been issued in accordance with section 322 German Commercial Code (*Handelsgesetzbuch*) in the German language on the German-language versions of the consolidated financial statements for the years ended December 31, 2003 and December 31, 2002, the group management reports (*Konzernlageberichte*) for the years ended December 31, 2003 and December 31, 2002, the stand-alone financial statements for the year ended December 31, 2003 and the management report (*Lagebericht*) for the year ended December 31, 2003, respectively. In addition, the group management reports refer to PwC Deutsche Revision AG's examination of the system for the early detection of risks (*Risikofrüherkennungssystem*).

The examinations of the group management reports, of the management report and of the system for the early detection of risks and the auditor's reports (*Bestätigungsvermerke*) upon the group management reports and the management report are required under German auditing standards. These examinations were not made in accordance with U.S. Generally Accepted Auditing Standards ("U.S. GAAS") or U.S. attestation standards. Therefore, PwC Deutsche Revision AG does not provide any opinion on these examinations, the group management reports, the management report or on the consolidated or stand-alone financial statements included in this Offering Circular in accordance with U.S. GAAS or U.S. attestation standards.

Available Information

Deutsche Lufthansa AG currently furnishes certain information to the U.S. Securities and Exchange Commission (the "SEC") in accordance with Rule 12g3-2(b) under the U.S. Securities Exchange Act of 1934, as amended (the "Exchange Act") and is currently one of the foreign private companies that claims exemption from the registration requirements of Section 12(g) of the Exchange Act pursuant to Rule 12g3-2(b) thereunder. For so long as any of the New Shares are "restricted securities" as defined in Rule 144(a)(3) under the Securities Act and Deutsche Lufthansa AG is neither subject to Section 13 or 15(d) of the U.S. Securities Exchange Act of 1934, as amended (the "Exchange Act"), nor exempt from the reporting requirements of the Exchange Act pursuant to Rule 12g3-2(b) thereunder, Deutsche Lufthansa AG will furnish, upon written request, to any holder or beneficial owner of any New Share or to any prospective purchaser of such New Shares designated by such holder or beneficial owner, the information required to be delivered pursuant to Rule 144A(d)(4) under the Securities Act.

Enforcement of Foreign Judgements and Service of Process

Deutsche Lufthansa AG is a company established under the laws of the Federal Republic of Germany, and the majority of its assets are located outside the United States. In addition, none of the members of its supervisory board (*Aufsichtsrat*) or management board (*Vorstand*) are residents of the United States. It may, therefore, under certain circumstances not be possible for investors to enforce judgements of U.S. courts (including judgements rendered on the basis of the civil liability provisions of the federal securities laws of the United States) against Deutsche Lufthansa AG or members of its supervisory board or management board. There is no agreement currently in place between the United States and the Federal Republic of Germany concerning the mutual recognition and enforcement of judgements in the fields of civil and corporate law.

Exchange Rates

The tables below show the average noon buying rates in the City of New York for cable transfers in euro as certified for customs purposes by the Federal Reserve Bank of New York (the "noon buying rate") for U.S. dollars per euro for the periods indicated. The averages set forth in the tables have been computed using the noon buying rate on the last business day of each month during the periods indicated.

Year ended December 31,	Average
1999	1.0588
2000	0.9207
2001	0.8909
2002	0.9495
2003	1.1411

Three months ended March 31,	Average
2004	1.2395

The following table shows the high and low noon buying rates for U.S. dollars per euro for each month of the six-month period ended April 30, 2004:

Month	High	Low
November 2003	1.1995	1.1417
December 2003	1.2597	1.1956
January 2004	1.2853	1.2389
February 2004	1.2848	1.2426
March 2004	1.2431	1.2088
April 2004	1.2358	1.1802

The noon buying rate on May 28, 2004 was €1.00 = US$1.2217.

Market Price Information

The tables below set forth, for the periods indicated, the high and low closing prices for Deutsche Lufthansa AG's shares on the Frankfurt Stock Exchange (based on the XETRA closing auction prices).

Year	High	Low
	(€)	
2002		
January through March	19.69	15.38
April through June	17.42	13.61
July through September	14.34	9.53
October through December	12.74	8.54
2003		
January through March	9.92	6.91
April through June	10.96	7.76
July through September	13.10	9.92
October through December	13.95	11.10
2004		
January through March	15.21	12.39

Month	High	Low
	(€)	
January 2004	15.21	13.35
February 2004	15.17	13.93
March 2004	14.82	12.39
April 2004	14.25	13.36
May 2004	13.49	11.43

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CONTENTS

GENERAL INFORMATION

Responsibility for the Offering Circular

Deutsche Lufthansa AG, Dresdner Bank Aktiengesellschaft ("Dresdner Bank"), Morgan Stanley Bank AG ("Morgan Stanley" and, together with Dresdner Bank, the "Joint Global Coordinators") and the banks specified in the section entitled "Plan of Distribution" (the "Co-Managers" and, together with the Joint Global Coordinators, the "Underwriters") assume responsibility for the content of this Offering Circular pursuant to section 13 of the German Securities Sales Prospectus Act, in conjunction with section 44 of the German Stock Exchange Act, and hereby declare that to their knowledge the information contained herein is true and accurate as of June 1, 2004, and that no material facts have been omitted. Notwithstanding section 11 of the German Securities Sales Prospectus Act, neither the Company nor the Underwriters are legally obligated to update this Offering Circular.

Inspection of documents

The documents referred to in this Offering Circular relating to the Company and the Company's annual reports and interim reports may be inspected during normal business hours at the Company's headquarters at Von-Gablenz-Strasse 2-6, 50679 Cologne, Germany.

Subject matter of the Offering Circular

This Offering Circular relates to 76,320,000 new registered no-par value shares with restricted transferability (*vinkulierte Namensaktien*) resulting from the capital increase in exchange for cash contributions from authorized capital with subscription rights, which was authorized by a resolution of the Executive Board on May 23, 2004 and approved by the Supervisory Board on May 24, 2004. Each New Share represents a €2.56 nominal portion of the Company's share capital and has full dividend entitlement as of January 1, 2004. The New Shares are expected to be registered with the commercial register of the local court of Cologne, Germany on June 14, 2004. Pursuant to the underwriting agreement for the offering, dated May 24, 2004 (the "Underwriting Agreement"), the New Shares will be offered to the shareholders of the Company at a ratio of 5:1; therefore, one New Share will be offered for every five Existing Shares. The Executive Board fixed the subscription price at €9.85 on May 23, 2004. This action was subsequently approved by the Supervisory Board on May 24, 2004.

Selling restrictions

The New Shares and the subscription rights have not been, and will not be registered under the U.S. Securities Act of 1933, as amended (the "Securities Act"), or the securities law of any state of the United States. The New Shares and the subscription rights may not be offered, sold or delivered, directly or indirectly, in the United States except pursuant to available exemptions from the registration requirements of the Securities Act.

Forward-looking statements

This Offering Circular contains forward-looking statements. Forward-looking statements are all statements other than statements of historical facts, including statements in the sections "Summary", "Risk Factors", "Business", "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business Development and Outlook" and elsewhere in this Offering Circular, and relate to Lufthansa's future financial performance, plans and expectations, growth and profitability as well as the economic environment and conditions in which Lufthansa operates. Statements using the words "may", "will", "believe", "anticipate", "expect", "estimate", "plan", "intend", or variations of these words, as well as other statements regarding matters that are not historical facts, constitute forward-looking statements or may indicate such statements. Forward-looking statements reflect the Company's current views with respect to its future prospects and financial performance. Forward-looking statements are subject to risks, uncertainties, assumptions and other factors. Lufthansa's actual results, including its financial position and profitability, may differ materially from, or compare negatively to those made in or suggested by the forward-looking statements contained in this

document. It is also possible that the events described in forward-looking statements may not occur. Important factors, including risks, uncertainties and assumptions that could cause those differences include, but are not limited to:

- disasters and similar events that affect the airline and tourism industries in general, or Lufthansa and/or the Star Alliance and other partners in particular, such as aircraft crashes, hi-jacking and terrorist attacks;
- changes in general economic and business conditions;
- epidemics and contagious diseases in particular countries or regions, such as Severe Acute Respiratory Syndrome, or "SARS";
- competitive actions taken by other airlines and other transportation operators, such as the German railways operator, Deutsche Bahn AG;
- increased competition from low-cost or "no-frills" carriers;
- increases in airport, transit and landing fees as well as changes in the costs or fees for insurance, security measures and security equipment;
- the success of Lufthansa's acquisitions, divestitures, mergers and strategic alliances;
- strikes, lock-outs, wage disputes and the results of collective bargaining negotiations;
- delays in carrying out necessary infrastructure improvements, in particular the expansion of Frankfurt/Main Airport;
- sector trends, particularly those in the airline and tourism industries;
- changes in Lufthansa's business strategy or development plans;
- changes in customer preferences;
- down-turns or fluctuations in the financial or capital markets;
- the business performance of the Star Alliance member airlines and Lufthansa's future cooperation with these airlines;
- fluctuations in the price of jet fuel;
- exchange rate fluctuations;
- changes in governmental policies and regulation, such as EU directives, EU regulations and their implementation on a national level as well as other national laws, and in agreements with third-party states, such as the Open Sky Agreement with the United States, as well as changes in political and social conditions; and
- the outcome of legal disputes and antitrust proceedings.

This Offering Circular contains a more complete discussion of the factors that could affect Lufthansa's future performance and the industries in which Lufthansa operates.

The Company undertakes no obligation to publicly update or revise any forward-looking statement to reflect future events or developments, unless required to do so by law. All subsequent statements attributable to the Company or to persons acting on its behalf are subject to the qualifications referred to above. Prospective investors should not place undue reliance on forward-looking statements.

Presentation of financial information

Amounts expressed in this Offering Circular in "euro" or "€" refer to the legal currency of the EU member states, including the Federal Republic of Germany, in the Third Stage of European Economic and Monetary Union of the Treaty Establishing the European Community, as amended.

Amounts expressed in this Offering Circular in "U.S. dollars" or "US$" relate to the legal currency of the United States of America.

Unless otherwise indicated, the financial information relating to Lufthansa in this Offering Circular, including the audited consolidated financial statements of Deutsche Lufthansa AG for the years ended December 31, 2003, 2002 and 2001 and the unaudited consolidated financial statements of Deutsche Lufthansa AG for the three months ended March 31, 2004 and 2003 (the "Consolidated Financial Statements"), has been prepared in accordance with International Accounting Standards ("IAS", now known as International Financial Reporting Standards ("IFRS")), in force at the relevant date (for the preparation of the relevant annual or interim financial statements). Not all numerical data in this Offering Circular have been rounded in accordance with general rounding principles.

IFRS differs in certain respects from the accounting standards generally accepted in the United States ("U.S. GAAP"). U.S. GAAP is generally more prescriptive than IFRS regarding the recognition and measurement of transactions, account classifications and disclosure requirements. Lufthansa has not reconciled its financial statements or the related notes thereto included in this Offering Circular from IFRS to U.S. GAAP. Investors familiar only with U.S. GAAP should consult their advisors about IFRS and differences between IFRS and U.S. GAAP.

Unless otherwise indicated, all financial information relating to Lufthansa in this Offering Circular includes the results of entities that are reflected in the Consolidated Financial Statements of Deutsche Lufthansa AG for the relevant financial year or quarter.

Industry and market data

All numerical data contained in this Offering Circular regarding market share, growth rates and turnover not pertaining to Lufthansa are based on publicly available sources or on the Company's estimates and are identified as such.

The Company does not have access to the facts and assumptions underlying the numerical data, market data and other information extracted from publicly available sources. Consequently, such numerical data, market data and other information cannot be verified by the Company.

Unless otherwise indicated, the information in this Offering Circular regarding the number of flights and destinations served are based on the 2004 summer flight schedules of Lufthansa, Star Alliance member airlines and other partner airlines.

Statements regarding Lufthansa's leading market position and similar statements are based on the "IATA World Airport Transport Statistics 2003".

SUMMARY

The following summary is to be read in conjunction with the detailed information contained elsewhere in this Offering Circular, including the Consolidated Financial Statements, "Risk Factors", "Business" (in particular, in relation to Lufthansa's competive strengths and strategy) and "Management's Discussion and Analysis of Financial Condition and Results of Operations".

The Lufthansa Group

Overview

Lufthansa is one of the largest commercial airlines in the world. As an aviation group, Lufthansa's core business is the operation of regular German, European and intercontinental scheduled passenger and cargo flights within a worldwide network, as well as the provision of logistical and technical services related to flight operations, such as aircraft maintenance, repair and overhaul ("MRO") services. Lufthansa currently flies to more than 300 passenger destinations worldwide (including code-share flights). In 2003, Lufthansa transported 45.4 million passengers and 1.58 million tons of freight and mail. Lufthansa is also active in the catering services and IT services sectors and, through its 50% joint venture interest in Thomas Cook AG, the leisure travel services sector.

Lufthansa generated revenue of €15,957 million in 2003 and employed 93,246 people as of December 31, 2003. Lufthansa generated revenue of €3,894 million in the first quarter of 2004 and employed 93,479 people as of March 31, 2004.

Competitive strengths

Lufthansa believes that its business benefits from the following key strengths:

- leading position in growth markets;
- worldwide route network, central traffic hubs and multi-hubbing expertise;
- leading position in Star Alliance;
- proven integration expertise;
- recognition as a premium service provider;
- success in cutting costs and adopting a flexible approach to costs;
- active portfolio management; and
- experienced team of managers and employees.

Strategy

Lufthansa expects that the aviation industry will undergo significant changes in the future and that large network carriers will increase in importance and continue to expand their market share, particularly in the intercontinental flight sector, which generally generates higher margins. Lufthansa intends to take an active role in shaping these developments. Lufthansa's focused investments in the transformation of its network carrier model and its products and services are intended to increase its attractiveness to customers and partner airlines, which, in turn, is expected to provide additional potential for long-term revenue generation. The core elements of Lufthansa's strategy are:

- transformation of Lufthansa's network carrier model;
- service upgrades and differentiation of services; and
- further development of the aviation group.

Summary of the Offering

Subscription offer

Based on the authorization granted pursuant to section 4 (Authorized Capital A) of the Company's articles of association, as amended by the annual shareholders' meeting of June 18, 2003, the Executive Board passed a resolution on May 23, 2004, which was subsequently approved by the Supervisory Board on May 24, 2003, to increase the Company's share capital, as of January 1, 2004, by €195,379,200, from €976,896,000 to €1,172,275,200, by issuing 76,320,000 new registered no-par value shares with restricted transferability and full dividend entitlement as of January 1, 2004.

The Underwriters, listed in the section entitled "Plan of Distribution" and led by Dresdner Bank and Morgan Stanley, will subscribe for the New Shares in order to offer the New Shares at a price of €9.85 per New Share to existing shareholders for subscription at a ratio of 5:1. It is expected that the implementation of the capital increase will be registered in the commercial register of the local court of Cologne, Germany, on June 14, 2004.

Exercise of subscription rights

To avoid excluding shareholders from the subscription offer, shareholders will be notified of the subscription offer in the electronic version of the Federal Gazette (*Bundesanzeiger*), as well as in the *Frankfurter Allgemeine Zeitung*, the *Börsen-Zeitung* and the *Handelsblatt*. This notification is expected to be published on June 2, 2004 and will include information about the rights of shareholders to exercise their subscription rights with respect to the New Shares from June 3, 2004 up to and including June 16, 2004.

At a subscription price of €9.85 per share, shareholders may subscribe for one New Share for every five Existing Shares they hold. Subscribers must pay the subscription price no later than June 16, 2004.

Trading in subscription rights

The prices for the subscription rights (ISIN DE000A0A8FG3) will be quoted on the Official Market of the Frankfurt Stock Exchange from June 3, 2004 up to and including June 14, 2004. Beginning June 3, 2004, the shares in the Company will be quoted on all German stock exchanges without subscription rights (*ex Bezugsrecht*). Dresdner Bank may effect transactions that stabilize or maintain the market price of the shares of Deutsche Lufthansa AG at levels which might not otherwise prevail in the open market.

Placement of unsubscribed New Shares

Any New Shares not subscribed for during the Subscription Period will be placed by the Joint Global Coordinators by means of private placements to institutional investors.

Lock-up

Deutsche Lufthansa AG has agreed with the Underwriters that it will not, to the extent legally permissible, during the period up to December 11, 2004, issue any further shares for cash, sell any treasury shares or issue securities with conversion, option or similar rights to receive shares in the Company, except for the issuance of shares or other securities to senior executives or employees of Deutsche Lufthansa AG or to the holders of the Company's convertible bonds due 2012.

Stock exchange trading

The New Shares are expected to be admitted to the Official Market of the stock exchanges of Frankfurt/Main, Berlin-Bremen, Düsseldorf, Hamburg, Hanover, Munich and Stuttgart on June 14, 2004, with a simultaneous admission to the Prime Standard segment of the Official Market. It is expected that the New Shares will be included in the existing listing of the Company's shares on June 17, 2004.

THE OFFERING

General

The Offering is for 76,320,000 New Shares that are being offered to shareholders of Deutsche Lufthansa AG for subscription at a ratio of 5:1. Any New Shares not subscribed for during the Subscription Period will be placed by the Joint Global Coordinators by means of private placements to institutional investors (including in the United States to QIBs in reliance on Rule 144A).

The Offering is subject to the Underwriting Agreement between the Company and the Underwriters dated May 24, 2004. The registration of the implemention of the capital increase for the New Shares in the commercial register of the local court of Cologne, Germany. This registration is expected to take place on June 14, 2004.

The subscription offer is conditioned upon the registration of the implementation of the capital increase in the commercial register.

The Offering may be postponed by up to 12 days or terminated under certain circumstances. See "– Subscription offer – Other important notices".

Timetable

The timetable for the Offering is:

June 2, 2004	Publication of the subscription offer in the electronic version of the Federal Gazette (*Bundesanzeiger*), as well as in the *Frankfurter Allgemeine Zeitung,* the *Börsenzeitung* and the *Handelsblatt*.
	Subscription rights credited to shareholders as of the evening of June 2, 2004.
June 3, 2004	Start of the Subscription Period and of subscription rights trading.
June 14, 2004	End of subscription rights trading.
	Registration of the implementation of the capital increase in the commercial register.
	Admission on all German stock exchanges.
June 16, 2004	End of the Subscription Period.
	Last date for payment of the subscription price.
June 17, 2004	Delivery of the New Shares to the collective securities depositary.
	Inclusion of the New Shares in the existing listing of the Company's shares on the Frankfurt/Main, Berlin-Bremen, Düsseldorf, Hamburg, Hanover, Munich and Stuttgart stock exchanges.

Summary of the Offering

Subscription offer

Based on the authorization granted pursuant to section 4 (Authorized Capital A) of the Company's articles of association, as amended by the annual shareholders' meeting of June 18, 2003, the Executive Board passed a resolution on May 23, 2004, which was subsequently approved by the Supervisory Board on May 24, 2003, to increase the Company's share capital, as of January 1, 2004, by €195,379,200, from €976,896,000 to €1,172,275,200, by issuing 76,320,000 new registered no-par value shares with restricted transferability and full dividend entitlement as of January 1, 2004.

The Underwriters, listed in the section entitled "Plan of Distribution" and led by Dresdner Bank and Morgan Stanley, will subscribe for the New Shares in order to offer the New Shares at a price of €9.85 per New Share to existing shareholders for subscription at a ratio of 5:1. It is expected that the implementation of the capital increase will be registered in the commercial register of the local court of Cologne, Germany, on June 14, 2004.

Exercise of subscription rights

To avoid excluding shareholders from the subscription offer, shareholders will be notified of the subscription offer in the electronic version of the Federal Gazette (*Bundesanzeiger*), as well as in the *Frankfurter Allgemeine Zeitung*, the *Börsen-Zeitung* and the *Handelsblatt*. This notification is expected to be published on June 2, 2004 and will include information about the rights of shareholders to exercise their subscription rights with respect to the New Shares from June 3, 2004 up to and including June 16, 2004.

At a subscription price of €9.85 per share, shareholders may subscribe for one New Share for every five Existing Shares they hold. Subscribers must pay the subscription price no later than June 16, 2004.

Trading in subscription rights

The prices for the subscription rights (ISIN DE000A0A8FG3) will be quoted on the Official Market of the Frankfurt Stock Exchange from June 3, 2004 up to and including June 14, 2004. Beginning June 3, 2004, the shares in the Company will be quoted on all German stock exchanges without subscription rights (*ex Bezugsrecht*). Dresdner Bank may effect transactions that stabilize or maintain the market price of the shares of Deutsche Lufthansa AG at levels which might not otherwise prevail in the open market.

Placement of unsubscribed New Shares

Any New Shares not subscribed for during the Subscription Period will be placed by the Joint Global Coordinators by means of private placements to institutional investors.

Lock-up

Deutsche Lufthansa AG has agreed with the Underwriters that it will not, to the extent legally permissible, during the period up to December 11, 2004, issue any further shares for cash, sell any treasury shares or issue securities with conversion, option or similar rights to receive shares in the Company, except for the issuance of shares or other securities to senior executives or employees of Deutsche Lufthansa AG or to the holders of the Company's convertible bonds due 2012.

Stock exchange trading

The New Shares are expected to be admitted to the Official Market of the stock exchanges of Frankfurt/Main, Berlin-Bremen, Düsseldorf, Hamburg, Hanover, Munich and Stuttgart on June 14, 2004, with a simultaneous admission to the Prime Standard segment of the Official Market. It is expected that the New Shares will be included in the existing listing of the Company's shares on June 17, 2004.

Delivery

The New Shares will be represented by a global share certificate deposited with Clearstream Banking AG, Frankfurt/Main. The New Shares will be credited to the subscribers' or investors' collective securities deposit account. Shareholders are not entitled to receive individual share certificates.

Use of proceeds

The Company intends to use the net proceeds from this Offering to finance investments for the transformation of its network carrier model, including, among others, the further expansion of its long-haul aircraft fleet.

ISIN; Trading symbol

International Securities Identification Number (ISIN) for the Existing Shares and the New Shares:	DE0008232125
Trading symbol:	LHA
International Securities Identification Number (ISIN) for the subscription rights:	DE000A0A8FG3

Summary consolidated financial and operating data

	Year ended December 31,			Three months ended March 31,	
	2003	2002	2001	2004	2003 [1]
	(€ in millions)			(unaudited) (€ in millions)	
Consolidated Profit and Loss Account Data					
Revenue	15,957	16,971	16,690	3,894	3,703
Cost of material	(7,205)	(7,196)	(7,624)	(1,898)	(1,793)
Staff costs	(4,612)	(4,660)	(4,481)	(1,171)	(1,177)
Depreciation and amortization	(1,930)	(1,243)	(1,714)	(262)	(282)
Of which: impairment losses	(783)	(33)	(495)	(1)	(0) [2]
Other operating income, changes in inventories and work performed by the enterprise and capitalized and other operating expenses	(2,357)	(2,280)	(3,187)	(332)	(754)
Profit/loss from operating activities	(147)	1,592	(316)	231	(303)
Financial result	(638)	(640)	(429)	(176)	(213)
Profit/loss from ordinary activities	(785)	952	(745)	55	(516)
Income and other taxes	(193)	(230)	140	7	159
Minority interest	(6)	(5)	(28)	(0) [2]	1
Net profit/loss for the period	(984)	717	(633)	62	(356)
Basic earnings/loss per share	(2.58)	1.88	(1.66)	0.16	(0.93)
Diluted earnings per share	–	1.75	–	0.15	–
Consolidated Balance Sheet Data					
Cash and cash equivalents	2,001	3,054	1,177	2,141	2,083
Total assets	16,732	19,137	18,206	17,610	18,574
Total debt, including capital lease obligations	5,773	6,937	7,473	5,758	6,154
Pension provisions	4,327	4,020	3,701	4,443	4,122
Shareholders' equity	2,653	4,125	3,498	2,869	3,744
Other Financial Data					
EBITDA [3]	1,654	2,747	1,448	409	(115)
Net indebtedness	591	1,133	3,812	663	1,182
Equity ratio	15.9%	21.6%	19.2%	16.3%	20.2%
Net cash provided by operating activities	1,581	2,312	1,736	259	322
Net cash (used in) provided by investing activities	(694)	(77)	(2,651)	(282)	(372)
Net cash (used in) provided by financing activities	(1,337)	(161)	905	161	(919)
Capital expenditure	1,155	880	2,979	650	209
Thereof for aircraft	567	379	1,013	562	106
Operating Data					
RPKs (revenue passenger-kilometers in millions)	90,708	88,570	90,389	23,085	20,842
Year-on-year growth in RPKs	2.4%	(2.0)%	(1.9)%	10.8%	8.0%
ASKs (available seat-kilometers in millions)	124,027	119,877	126,400	31,784	29,521
Year-on-year growth ASKs	3.5%	(5.2)%	2.1%	7.7%	11.8%
RTKs (revenue ton-kilometers in millions)	7,089	7,158	7,081	1,857	1,719
Year-on-year growth in RTKs	(1.0)%	1.1%	(7.6)%	8.0%	1.8%
ATKs (available ton-kilometers in millions)	10,814	10,748	11,280	2,697	2,624
Year-on-year growth in ATKs	0.6%	(4.7)%	0.3%	2.8%	6.4%
Passenger load factor = RPKs / ASKs	73.1%	73.9%	71.5%	72.6%	70.6%

(1) Reflects the consolidation of Air Dolomiti with retroactive effect as of January 1, 2003.

(2) Less than €1.0 million.

(3) "EBITDA" is defined as earnings before interest, taxes, depreciation and amortization. Depreciation and amortization for purposes of calculating EBITDA includes depreciation and amortization on fixed and financial assets, as well as amortization of goodwill on investments accounted for under the at-equity method that is included under Financial result. EBITDA should not be considered by investors as an alternative to Lufthansa's profit/loss from operating activities or profit/loss from ordinary activities as an indication of operating performance, or as an alternative to cash flows from operating activities as indication of cash flows.

THE OFFERING

General

The Offering is for 76,320,000 New Shares that are being offered to shareholders of Deutsche Lufthansa AG for subscription at a ratio of 5:1. Any New Shares not subscribed for during the Subscription Period will be placed by the Joint Global Coordinators by means of private placements to institutional investors (including in the United States to QIBs in reliance on Rule 144A).

The Offering is subject to the Underwriting Agreement between the Company and the Underwriters dated May 24, 2004. The registration of the implemention of the capital increase for the New Shares in the commercial register of the local court of Cologne, Germany. This registration is expected to take place on June 14, 2004.

The subscription offer is conditioned upon the registration of the implementation of the capital increase in the commercial register.

The Offering may be postponed by up to 12 days or terminated under certain circumstances. See "– Subscription offer – Other important notices".

Timetable

The timetable for the Offering is:

June 2, 2004	Publication of the subscription offer in the electronic version of the Federal Gazette (*Bundesanzeiger*), as well as in the *Frankfurter Allgemeine Zeitung*, the *Börsenzeitung* and the *Handelsblatt*.
	Subscription rights credited to shareholders as of the evening of June 2, 2004.
June 3, 2004	Start of the Subscription Period and of subscription rights trading.
June 14, 2004	End of subscription rights trading.
	Registration of the implementation of the capital increase in the commercial register.
	Admission on all German stock exchanges.
June 16, 2004	End of the Subscription Period.
	Last date for payment of the subscription price.
June 17, 2004	Delivery of the New Shares to the collective securities depositary.
	Inclusion of the New Shares in the existing listing of the Company's shares on the Frankfurt/Main, Berlin-Bremen, Düsseldorf, Hamburg, Hanover, Munich and Stuttgart stock exchanges.

Subscription offer

The following is a translation of the subscription offer that is expected to be published on June 2, 2004 in the *Frankfurter Allgemeine Zeitung*, the *Börsenzeitung*, the *Handelsblatt* and the electronic version of the Federal Gazette (*Bundesanzeiger*):

"Subscription Offer for Shares from the Capital Increase of May/June 2004

Using the authority granted to it by section 4 of Deutsche Lufthansa AG's articles of association, and acting with the consent of the Supervisory Board that was subsequently granted on May 24, 2003, the Executive Board resolved on May 23, 2004 to increase the Company's share capital of €976,896,000 by €195,379,200 to €1,172,275,200 by issuing 76,320,000 new registered no-par value shares with restricted transferability (*vinkulierte Namensaktien*) (the "New Shares"). The New Shares carry full dividend entitlement as of January 1, 2004.

A syndicate of banks led by Dresdner Bank Aktiengesellschaft and Morgan Stanley Bank AG and including Deutsche Bank Aktiengesellschaft, Citigroup Global Markets Deutschland AG & Co. KGaA, WestLB AG, Barclays Bank PLC, Bayerische Landesbank, Bayerische Hypo- und Vereinsbank AG, BNP PARIBAS London Branch, Commerzbank AG, DZ BANK AG Deutsche Zentral-Genossenschaftsbank Frankfurt, HSBC Trinkaus & Burkhardt KGaA, Landesbank Hessen-Thüringen Girozentrale and Société Générale S.A. (collectively, the "Underwriters") have subscribed for the New Shares pursuant to an underwriting agreement (the "Underwriting Agreement") dated May 24, 2004 and agreed to offer the New Shares for subscription to the existing shareholders of Deutsche Lufthansa AG at a ratio of 5:1, subject to the conditions set out below under "Important Notices". The implementation of the capital increase is expected to be registered in the commercial register of the local court of Cologne (*Amtsgericht*) on June 14, 2004.

Clearstream Banking AG will automatically credit the subscription rights for shares held in collective custody as of the evening of June 2, 2004 to the accounts of the depositary banks. Shareholders holding valid share certificates in special deposit accounts or in their own possession may exercise their subscription rights at one of the subscription agents listed below.

In order to avoid being excluded from the Offering, shareholders are requested to exercise their subscription rights in respect of the New Shares during the period

from June 3, 2004 up to and including June 16, 2004

(the "Subscription Period") at their depositary bank or submit the profit share entitlement coupon no. 6 at one of the subscription agents listed below during normal business hours. Any subscription rights that are not exercised in a timely fashion will lapse.

Subscription agents:

Dresdner Bank Aktiengesellschaft
Morgan Stanley Bank AG
Deutsche Bank Aktiengesellschaft

The subscription ratio is 5:1. This means one New Share may be subscribed for at the subscription price for each five Existing Shares.

In accordance with section 67(2) of the German Stock Corporation Act, only those persons who are registered in the share register (*Aktienregister*) of Deutsche Lufthansa AG are treated as shareholders of the Company. Pursuant to the articles of association, the transfer of registered shares requires the consent of Deutsche Lufthansa AG, which consent may be withheld only if there is a reasonable concern that the registration would jeopardize the Company's licenses, rights and prerogatives under applicable aviation law and agreements. The Company's consent is not required in order for shareholders already registered in the share register of Deutsche Lufthansa AG to exercise their subscription rights. Investors who acquire subscription rights by means of subscription rights trading and subsequently exercise those rights will receive a securities deposit credit for the New Shares for which they have subscribed. However, Deutsche Lufthansa AG may refuse to register such shareholders in the share register.

Subscription price

The subscription price is €9.85 per New Share and is payable no later than June 16, 2004.

Trading in subscription rights

The subscription rights (ISIN DE000A0A8FG3) will be traded on the Official Market of the Frankfurt Stock Exchange during the period from June 3, 2004 up to and including June 14, 2004. The subscription agents have agreed to broker stock exchange purchases and sales of subscription rights to the extent possible. Beginning on June 3, 2004, the Existing Shares of Deutsche Lufthansa AG will be quoted without subscription rights (*ex Bezugsrecht*) on all German stock exchanges. Dresdner Bank may effect transactions that stabilize or maintain the market price of the shares of Deutsche Lufthansa AG at levels which might not otherwise prevail in the open market.

Important notices

The Underwriters reserve the right to terminate the Underwriting Agreement or to postpone the subscription offer for up to 12 days under certain circumstances. These circumstances include material adverse changes in the business, financial or earnings position of, or in the shareholders' equity of, Deutsche Lufthansa Aktiengesellschaft or one or more of its subsidiaries, material restrictions on stock exchange trading or banking activities, the outbreak or escalation of hostilities or terrorism. In addition, the Underwriters' obligations will terminate if the implementation of the capital increase has not been registered in the commercial register by 2:00 pm CEST on June 15, 2004 and the Joint Global Coordinators and Deutsche Lufthansa AG fail to reach an agreement on a subsequent deadline.

If the Underwriting Agreement is terminated prior to the registration of the implementation of the capital increase in the commercial register, subscription rights become void. If termination occurs after the registration of the implementation of the capital increase in the commercial register, the New Shares will be offered on terms agreed between Deutsche Lufthansa AG and the Underwriters in light of prevailing market conditions. If the Underwriting Agreement is terminated, the institutions brokering subscription rights sales and purchases will not reverse any such transactions. Accordingly, investors who have acquired subscription rights through trading would suffer a loss. However, if the Underwriters terminate the Underwriting Agreement after the registration of the implemention of the capital increase in the commercial register, shareholders who have exercised their subscription rights will be entitled to acquire New Shares at the subscription price.

If the Underwriters terminate the Underwriting Agreement after the completion of the subscription offer (which is possible until June 20, 2004), such termination would apply solely to shares that have not been subscribed for. Purchase agreements relating to such shares are therefore conditional. To the extent that any New Shares acquired in the Offering have been sold short prior to the cancellation of the crediting of shares, persons selling such shares will bear the risk of being unable to meet their obligation to deliver New Shares.

Certification of the New Shares

The New Shares will be made available to shareholders in the form of a single global share certificate deposited with Clearstream Banking AG, Frankfurt/Main in a collective securities deposit account on or about June 17, 2004. According to the articles of association of Deutsche Lufthansa AG, shareholders are not entitled to receive individual share certificates.

Aviation Compliance Documentation Act

The German Aviation Compliance Documentation Act stipulates that the shares of Deutsche Lufthansa AG must be registered shares with restricted transferability, such that the transfer of such shares requires the consent of Deutsche Lufthansa AG. All shares of Deutsche Lufthansa AG, including the New Shares, will

therefore be issued as registered shares with no-par value and with restricted transferability. The exercise of subscription rights requires that the identity and nationality of the owner be stated and recorded in the Company's share register. In the case of a corporation or other legal entity, nationality is determined by the country of registration.

Commissions

The subscription of New Shares is subject to customary bank commissions charged by depositary banks, unless the subscriber submits profit share entitlement coupon no. 6 at the counter of a subscription agent during normal business hours. No further written communication is required from such subscriber.

Stock exchange trading in the New Shares

Application has been made to list the New Shares for trading on the Official Market of the Frankfurt/Main, Berlin-Bremen, Düsseldorf, Hamburg, Hanover, Munich and Stuttgart stock exchanges as well as on the Prime Standard segment of the Official Market of the Frankfurt Stock Exchange. It is expected that the New Shares will be admitted to trading on June 14, 2004 and will be included in the existing listing of the shares of Deutsche Lufthansa AG on these stock exchanges on June 17, 2004.

Placement of unsubscribed New Shares

Any New Shares not subscribed for during the Subscription Period will be placed by the Joint Global Coordinators by means of private placements to institutional investors.

Selling restrictions

The New Shares and the subscription rights have not been and will not be registered under the U.S. Securities Act of 1933, as amended (the "Securities Act"), or the securities law of any state of the United States. The New Shares and the subscription rights may not be offered, sold or delivered, directly or indirectly, in the United States, except pursuant to available exemptions from the registration requirements of the Securities Act.

Cologne, Germany, June 2004

Deutsche Lufthansa Aktiengesellschaft
The Executive Board

Publication of the notification

Printed copies of the approved Offering Circular will be made available free of charge in Germany by, among others, the above-mentioned subscription agents and the Baden-Württemberg Stock Exchange in Stuttgart, Admissions Office, 70173 Stuttgart, Germany (facsimile: +49 711 / 2 26 81 19), the Bavarian Stock Exchange, Admissions Office, 80333 Munich, Germany (facsimile: +49 89 / 54 90 45-32), the Berlin-Bremen Stock Exchange, Admissions Office, 10623 Berlin, Germany (facsimile: +49 30 / 31 10 91 79), the Düsseldorf Stock Exchange, Admissions Office, 40212 Düsseldorf, Germany (facsimile: +49 211 / 13 32 87), the Frankfurt Stock Exchange, Admissions Office, 60284 Frankfurt/Main, Germany (facsimile: +49 69 / 21 11 39 92), the Hanseatic Stock Exchange Hamburg, Admissions Office, 20095 Hamburg, Germany (facsimile: +49 40 / 36 13 02 23) and the Lower Saxonian Stock Exchange in Hanover, Admissions Office, 30159 Hanover, Germany (facsimile: +49 511 / 32 49 15)."

Listing; Delivery

The New Shares are expected to be listed on the Official Market of the Frankfurt/Main, Berlin-Bremen, Düsseldorf, Hamburg, Hanover, Munich and Stuttgart stock exchanges, as well as on the Prime Standard segment of the Official Market of the Frankfurt Stock Exchange, on June 14, 2004. It is expected that the New Shares will be included in the existing listing of the Company's shares on June 17, 2004.

The New Shares subscribed for under the subscription offer will be delivered through the book-entry facilities of Clearstream Banking AG, Frankfurt/Main on or about June 17, 2004. Pursuant to the Company's articles of association, shareholders are not entitled to receive individual share certificates.

Consent of Deutsche Lufthansa AG to the acquisition and transfer of the New Shares

All shares in Deutsche Lufthansa AG are registered no-par value shares with restricted transferability and may only be acquired and transferred with the Company's consent. According to its articles of association, the Company may only withhold its consent if the registration of the acquisition or transfer would jeopardize the Company's licenses, rights and prerogatives under aviation law and agreements. Only persons registered in the share register are considered shareholders of the Company and are therefore entitled to participate in and vote at the Company's annual shareholders' meetings. The Company's consent is not required in order for shareholders already registered in the share register to exercise their subscription rights. However, investors who acquire subscription rights by means of subscription rights trading and who subsequently exercise these rights will be subject to this consent requirement. For additional information, see "General information about the Company – Capital Structure – Transferability".

Stabilization

In connection with the Offering, Dresdner Bank or other persons or entities acting on its behalf may for a period of 30 days from June 1, 2004, up to and including July 1, 2004, effect transactions to stabilize or maintain the market price of the shares of Deutsche Lufthansa AG at levels which might not otherwise prevail in the open market. Such stabilization, if commenced, may be discontinued at any time without prior notice. Pursuant to applicable law, such transactions may be conducted on all German stock exchanges or through an electronic trading system. As a result, the market price of the Deutsche Lufthansa AG's shares may reach a level that is of limited duration.

Lock-up agreements

Deutsche Lufthansa AG has agreed with the Underwriters that it will not, to the extent legally permissible, during the period up to December 11, 2004, issue any additional shares in exchange for cash contributions, sell treasury shares or issue securities with conversion, option or similar rights to receive shares in the Company, except for the issuance of shares or other securities to senior executives or employees of Deutsche Lufthansa AG or holders of the Company's convertible bonds due 2012.

ISIN; Trading symbol

International Securities Identification Number (ISIN) of the Existing Shares and the New Shares:	DE0008232125
Trading symbol:	LHA
International Securities Identification Number (ISIN) of the subscription rights:	DE000A0A8FG3

Voting and dividend rights

Each registered share, including each New Share, entitles each holder who is registered in the Company's share register to one vote at the Company's annual shareholders' meeting.

Notifications, paying and depositary agents

The Company's articles of association provide that notices relating to the Company will be published in the electronic version of the German Federal Gazette (*Bundesanzeiger*). Notifications relating to the shares of the Company will be published in the electronic version of the German Federal Gazette and in a nationally circulated newspaper that is accredited by the stock exchanges in Frankfurt/Main, Berlin-Bremen, Düsseldorf, Hamburg, Hanover, Munich and Stuttgart.

The paying and depositary agents are:

Dresdner Bank AG
Deutsche Bank AG
Bayerische Hypo- und Vereinsbank AG
Bayerische Landesbank
Commerzbank AG
HSBC Trinkaus & Burkhardt KGaA
HSH Nordbank AG
ING BHF-BANK AG
Landesbank Hessen-Thüringen Girozentrale
MERCK FINCK & Co Privatbankiers
M. M. Warburg & Co. KGaA
Sal. Oppenheim jr. & Cie. KGaA
SEB AG
Vereins- und Westbank AG
Westfalenbank AG
WestLB AG

Additional important notices

The Underwriters reserve the right to terminate the Underwriting Agreement or to postpone the implementation of the subscription offer by up to 12 days under certain circumstances. These circumstances include, but are not limited to, material adverse changes in the business, financial or earnings position of, or in the shareholders' equity of, Deutsche Lufthansa AG or one or more of its subsidiaries, material restrictions being imposed on stock exchange trading or banking activities, or the outbreak or escalation of hostilities or terrorism. In addition, the Underwriters' obligations will terminate if the implementation of the capital increase is not registered in the commercial register by 2:00 pm CEST on June 15, 2004 and the Joint Global Coordinators and Deutsche Lufthansa AG fail to reach an agreement on extending this deadline.

If the Underwriting Agreement is terminated prior to the registration of the implementation of the capital increase in the commercial register, subscription rights become void. If termination occurs after the registration of the implementation of the capital increase, the New Shares will be offered on terms agreed between Deutsche Lufthansa AG and the Underwriters in light of prevailing market conditions. In such case, the institutions brokering subscription rights sales and purchases will not reverse any such transactions. Accordingly, investors who have acquired subscription rights through trading would suffer a loss. However, if the Underwriters terminate the Underwriting Agreement after the registration of the implementation of the capital increase in the commercial register, shareholders who have exercised their subscription rights will be entitled to acquire the New Shares at the subscription price.

After the completion of the subscription offer but prior to June 20, 2004, the Underwriters may terminate the Underwriting Agreement with respect to shares that have not been subscribed for. Purchase agreements relating to such shares are therefore conditional. To the extent that any New Shares acquired in the Offering have been sold short prior to the cancellation of the crediting of shares, persons selling such shares will bear the risk of being unable to meet their obligation to deliver the New Shares.

RISK FACTORS

Before making an investment decision with respect to the subscription or acquisition of New Shares, prospective investors should carefully review the risk factors described below together with other information contained in this Offering Circular. Lufthansa's financial condition and results of operations could be materially affected by the risks discussed below. The market value of the New Shares could fall as a result of any of these risks, and investors may lose the value of their investment in whole or in part. These risks are not the only ones that Lufthansa faces. Additional risks and uncertainties not presently known to Lufthansa, or that Lufthansa now believes are immaterial, could also impair its business. The order of presentation of the risk factors below does not indicate the likelihood these risks will occur. The risks specified below could be realized individually or cumulatively.

Risks relating to Lufthansa's business

Terrorist attacks, military conflicts and their aftermath have had a materially adverse effect on Lufthansa's business and may do so again.

The September 11, 2001 terrorist attacks, which were carried out using aircraft, and subsequent terrorist attacks worldwide, together with the military conflicts in Afghanistan and Iraq, have had a significant adverse effect on Lufthansa's business. Moreover, the recently increasing threat posed by terrorist attacks, including war, bioterrorism, sabotage or other as yet unforeseen acts of terror, has had a material adverse effect on the global business and political environment. These threats have affected, in particular, the international airline and tourism industry. This atmosphere of uncertainty could continue for the foreseeable future and could intensify drastically if further terrorist attacks were to occur, especially if they were targeted against aircraft or tourist destinations. Such events could have an on-going material adverse effect on Lufthansa's financial condition and results of operations.

The adverse consequences of the changed global environment since September 11, 2001 include:

- significantly reduced demand for air travel, holiday trips, technical aviation services and in-flight catering services;
- limitations on the amount of available insurance coverage, upper limits on insurable losses and significantly higher insurance costs;
- significant cost-cutting by major airlines that are customers of Lufthansa, notably in its Catering and MRO business segments;
- higher costs as a result of additional security precautions, whether taken voluntarily or as a result of govermental orders; and
- restrictions on flights over conflict regions.

Some of these consequences have had a material adverse effect on Lufthansa's financial condition and results of operations over the past few years. No assurance can be given that similar events will not happen in the future. Such events could make it difficult or even impossible for Lufthansa to obtain new credit lines or other financing instruments, or to pay off existing ones.

The airline and tourism industries are highly susceptible to adverse economic developments, which can lead to overcapacity or increase existing overcapacity.

The airline and tourism industries worldwide are highly susceptible to adverse economic developments. Lufthansa's business has been particularly affected by the negative developments in the German economy and other European economies. Germany and a number of other industrial countries have been experiencing economic stagnation for several years, which has been characterized by repeated periods of recession. Recently, this has led Lufthansa's business passengers to adopt cost-saving measures that include booking lower-priced flights or taking advantage of offers from low-cost airlines. In 2003, this development, together with the downturn in demand from leisure travellers, led to falling prices. Moreover, the relative strength of the euro resulted in a decline in the average revenue per flight kilometer sold. There can be no assurance that this

trend will end, if not worsen, over the next few years. If this were to happen, it could have a material adverse effect on Lufthansa's financial condition and results of operations.

In the airline industry, downturns in the general economic cycle typically lead to overcapacity and pricing pressure. This is exacerbated by the high operating leverage of the airline industry. Each flight has certain fixed costs, such as fuel costs, security costs, take-off and landing charges and staff costs, while flight revenue depends primarily on the number of passengers or the volume of cargo being transported and the level of the fares or transport fees paid. This means that any fall in passenger numbers, cargo volumes or fares leads to a disproportionate fall in profits, as fixed costs generally cannot be reduced on short notice. In addition, economic uncertainty in specific markets or on specific routes may cause other airlines to transfer their aircraft capacity to markets and routes that are also served by Lufthansa, resulting in increased competition. During periods when there is a downturn in general economic conditions, the adverse effects of overcapacity on Lufthansa's financial condition and results of operations may be exacerbated.

The airline and tourism industries are particulary exposed to the effects of epidemics and natural disasters.

The SARS epidemic in Southeast Asia in 2003 resulted in substantial reductions in, and cancellations of, bookings and trips to that region. Lufthansa's Passenger and Leisure Travel segments were particularly hard hit by these developments. Lufthansa's other major business segments, including the Catering and MRO segments, were also negatively affected. Similar epidemics, natural disasters and other similar future events could have a material adverse effect on Lufthansa's financial condition and results of operations.

The airline industry is extremely competitive, and Lufthansa must compete with both national airlines and no-frills carriers.

Currently, the airline industry is extremely competitive. This competitive pressure is intensified by price reductions offered by competing air carriers. Lufthansa believes that competition could increase even more if consolidation within the airline industry continues.

Lufthansa's competitors include airlines with larger home country markets and traffic hubs with larger catchment areas. These airlines may have greater financial resources and lower cost structures than Lufthansa, particularly with regard to point-to-point flights in Continental Europe and flights in Asia and North America. Some of Lufthansa's competitor airlines are wholly or majority-owned by governments. In times of future crisis, this could give and, at certain times in the past has given, these airlines access to larger and less expensive sources of funding (including state subsidies). It has also enabled such airlines to offer commercially unreasonable fares on routes on which they compete with Lufthansa. In addition, airlines that are under creditor protection, particularly U.S. airlines, may be able to benefit from protection under insolvency laws. This could help them to substantially reduce their cost structure and become more competitive, both while they are under creditor protection and thereafter.

In addition, Lufthansa faces competition from low-cost, or so-called no-frills, carriers. These carriers generally have a much lower cost structure than Lufthansa and, in some cases, are able to offer flights at significantly lower prices. On certain of its routes, Lufthansa has responded to this competition by cutting its own fares. There can be no assurance that further growth of no-frills carriers will not impair Lufthansa's future growth, force it to cut its fares or cause it to lose market share.

If Lufthansa's competitors are able to offer their services at lower prices on a continuous basis or to increase their market share to the detriment of Lufthansa, this could have a material adverse effect on Lufthansa's financial condition and results of operations.

Lufthansa faces competition from alternative means of transportation, in particular rail travel.

High-speed trains offer an alternative form of transport on many routes that have traditionally been served by airlines. With the opening of additional high-speed train routes, particularly within Europe, competitive pressure from railway operators is bound to increase. The further loss of air passengers to rail transport could have a material adverse effect on Lufthansa's financial condition and results of operations.

In addition, Germany and other European countries are supporting the expansion of rail transport, particularly in the high-speed sector. The possibility cannot be excluded that rail transport will in the future receive support on a European or national level. This support could result from direct or indirect subsidies or direct or indirect discrimination against air travel (for example, by changes in tax or environmental regulations), and could have a material adverse effect on Lufthansa's financial condition and results of operations.

Lufthansa has suffered substantial losses in its Catering segment and this segment's prospects are uncertain.

The LSG Sky Chefs Group operates Lufthansa's Catering segment. The LSG Sky Chefs Group has recorded significant and sustained declines in its revenue over the past three financial years due to falling demand for air travel, reductions in airline catering services, particularly in the United States, and falling demand for the Catering segment's Chef Solutions products. In the past three financial years, Lufthansa recorded impairment losses on the goodwill of various companies within the LSG Sky Chefs Group and on other assets of the LSG Sky Chefs Group totaling €1,206 million. See "Management's Discussion and Analysis of Financial Condition and Results of Operations – Special items".

The future prospects of the Catering segment, particularly in the United States, remain extremely uncertain. The LSG Sky Chefs Group's revenue could continue to drop in the future because airlines worldwide are reducing their catering expenses as a cost-cutting measure. No-frills carriers as well as established airlines are increasingly offering no, or very limited, in-flight food and beverage service. Most U.S. domestic flights today offer no economy class meal services. A further reduction in in-flight food services in the United States or elsewhere, including the adoption in Europe of the limited in-flight food and beverage services now common in the United States, could have a material adverse effect on the business of LSG Sky Chefs Group. Moreover, the financial condition and results of operations of the LSG Sky Chefs Group depend on the regular renewal of a number of key airline contracts. A number of these contracts will need to be renegotiated in 2004 and 2005. There can be no assurance that the LSG Sky Chefs Group will succeed in renewing its existing catering contracts on comparable terms or in replacing any unrenewed contracts with contracts from other airlines.

An improvement in the financial condition and results of operations of the LSG Sky Chefs Group also depends on the group's success with its ongoing program for cutting material and personnel costs in the United States and Europe. There can be no assurance that this program will be successful. If the revenue and cost assumptions regarding the LSG Sky Chefs Group (particularly in relation to its U.S. operations), on which impairment losses in 2003 were based, prove incorrect (for example, due to the non-renewal of significant catering contracts or the failure to conclude additional contracts), additional impairment losses may be necessary. Any additional impairment losses could have a material adverse effect on Lufthansa's financial condition and results of operations.

The LSG Sky Chefs Group is also exposed to risks from the financial difficulties that are affecting a number of its customers. Most of these customers are airlines, among them major U.S. airlines. Some of these customers are currently trying to overcome significant financial crises and, in several cases, have filed for creditor protection. The financial difficulties of Lufthansa's airline customers could also have a material adverse effect on Lufthansa's financial condition and results of operations.

Lufthansa is exposed to risks from its participation in Thomas Cook AG.

Lufthansa owns a 50% interest in Thomas Cook AG and KarstadtQuelle AG owns the remaining 50% interest. Thomas Cook AG operates in the leisure travel industry, an industry that has experienced economic difficulties over the past several years. In 2002 and 2003, Lufthansa recorded losses on its interest in Thomas Cook AG totaling €198 million, accounted for using the at-equity method. See "Management's Discussion and Analysis of Financial Condition and Results of Operations – Results of Operations – Years ended December 31, 2003 and 2002 – Financial Result".

Lufthansa believes that any turnaround of the Thomas Cook Group will be premised on a partial reorientation of its business and extensive cost-cutting measures. See "Business – Leisure Travel segment: Thomas Cook". As part of these turnaround efforts, Thomas Cook AG's supervisory board expanded and partially replaced its management board in December 2003. There can be no guarantee that the Thomas Cook Group will be successful at cutting its costs. Lufthansa believes that Thomas Cook AG will not post a positive result for its current fiscal year.

Additional losses at Thomas Cook AG could have a material adverse effect on Lufthansa's financial condition and results of operations.

In addition, there can be no assurance that the measures aimed at improving earnings and reducing costs will achieve the desired results. The Thomas Cook Group may be required to, or may have to, record further impairment losses, such as on goodwill from acquisitions in the United Kingdom and France, if the expected results are not achieved. This could have a material adverse effect on Lufthansa's financial condition and results of operations.

In the past, Lufthansa and Thomas Cook AG's other shareholder have granted loans to Thomas Cook AG. Some of these shareholder loans were converted into equity in early 2004. The shareholders of Thomas Cook AG have also provided a temporary credit line until June 30, 2004. To date, this credit line has not been used. No assurance can be given that the shareholders will not need to provide loans or equity to the company in the future to provide required liquidity or for other reasons, or to take other measures to assist the Thomas Cook Group.

Lufthansa has no corporate control over Thomas Cook AG. Thomas Cook AG is a 50-50 joint venture. Therefore, Lufthansa can only make decisions at the general shareholders' meeting and only if the other shareholder agrees. Lufthansa's inability to control Thomas Cook AG could hinder or delay the company's restructuring.

Fluctuations in currency exchange rates could have a material adverse effect on Lufthansa's financial condition and results of operations.

Given the international nature of its business, Lufthansa generates a substantial portion of its revenue and incurs a substantial portion of its operating expenses in foreign currencies, in particular U.S. dollars, Japanese yen and British pounds sterling. In addition, Lufthansa has a number of group companies incorporated outside of the eurozone, primarily in Lufthansa's Catering business segment, which prepare their financial statements in currencies other than the euro. Their profit and loss statements are converted into euros when preparing Lufthansa's Consolidated Financial Statements. While Lufthansa pursues a policy of hedging such currency risks, it is, nonetheless, still exposed to currency fluctuations. Significant fluctuations in exchange rates, especially of the euro in relation to other currencies, could have a material adverse effect on Lufthansa's financial condition and results of operations.

Lufthansa's currency hedging contracts may not fully protect Lufthansa against fluctuations in exchange rates or may otherwise limit the benefit Lufthansa is able to derive from positive changes in exchange rates. Lufthansa's estimates of the future development of currency exchange rates and its chosen degree of risk aversion or risk tolerance may materially impact the success of its hedging policy. If Lufthansa's hedging policy proves unsuccessful, this could have a material adverse effect on Lufthansa's financial condition and results of operations.

Airport, transit and landing fees, along with charges and the costs that airlines must pay to ensure air traffic security, may continue to increase.

Airport, transit and landing fees and security charges represent a significant operating cost to Lufthansa. By participating in the "Air Traffic Initiative for Germany", Lufthansa is trying to achieve a reduction in its costs of operating in Germany. However, there can be no assurance that such costs will not continue to increase or that Lufthansa will not incur additional new costs in Germany or elsewhere. New costs could arise, for example, if airport, noise or landing charges and fees were levied based on environmental criteria such as aircraft noise or emission levels, or if airlines were forced to assume additional security responsibilities. In addition, security charges and regulations at airports in Germany or elsewhere, particularly in the United States, could increase further, specifically in the event of terrorist attacks. This could cause Lufthansa's costs to increase.

If Lufthansa is not able to pass any increases in charges, fees or other costs on to its customers, these increases could have a material adverse effect on Lufthansa's financial condition and results of operations.

Aircraft access to airports, in particular in relation to slots, could be limited or become more difficult in future.

The amount of air traffic that can land or take off is limited by the infrastructure of the world's airports and, in particular, by the limited number of slots available for aircraft arrivals and departures. If an adequate number of slots were not made available to Lufthansa, as a result of, for example, capacity shortages at airports, Lufthansa might be forced to change its flight schedules or reduce its aircraft utilization rate. If Lufthansa were not to use its slots on a temporary- or long-term basis, whether for commercial or other reasons, Lufthansa might lose these slots.

There can be no assurance that Lufthansa will be able to secure additional attractive slots in the future. As a result of the change to the EU Slot Directive, which is expected to come into force in the summer of 2004, free slots may be allocated on the basis of new factors such as environmental considerations. See "Regulation – The EU regulatory framework – Slot allocation".

Should Lufthansa lose its existing slots or be unable to obtain additional attractive slots, this could have a material adverse effect on its financial condition and results of operations.

Lufthansa has substantial future financing needs for fixed aircraft orders, specifically the Airbus A380. This aircraft could prove to be less profitable than currently expected.

Lufthansa's binding commitment for ordered aircraft totalled approximately €3.4 billion as of March 31, 2004. Lufthansa had, as of that date, binding orders for 15 Airbus A380 aircraft, three Airbus A340-600 aircraft, seven Airbus A330-300 aircraft. Lufthansa also had binding orders for four used Boeing MD-11 aircraft for its Cargo segment. These aircraft are expected to be delivered by 2015. See "Business – Aircraft fleet – Purchase commitments and options". Lufthansa may order additional aircraft in the future, which could substantially increase its financing requirements.

Lufthansa is currently planning to finance its new aircraft acquisitions, to a significant extent, with borrowed funds. Whether Lufthansa is successful in borrowing funds on commercially reasonable terms depends on a range of factors, including Lufthansa's credit rating, interest rates and the state of the capital markets. If Lufthansa does not succeed in securing adequate financing on commercially reasonable terms, this could have a material adverse effect on Lufthansa's financial condition and results of operations.

Most of Lufthansa's expected medium-term financing requirements for new aircraft are for Airbus A380 aircraft, an aircraft currently in the development stage. The first Airbus A380 aircraft are expected to enter commercial service in 2006 or 2007. At present, it cannot be ruled out that there could be a delay in, or a cancellation of, the aircraft's introduction, or that the aircraft will turn out to be less profitable than currently expected. The occurrence of any of these events could have a material adverse effect on Lufthansa's financial condition and results of operations.

Lufthansa faces risks from its acquisitions and participations.

In the recent past, Lufthansa has acquired interests in a number of companies. Between 2001 and 2003, Lufthansa invested a total of €2 billion in share acquisitions and capital increases. Of this amount, €1.3 billion was invested in 2001 to acquire the remaining 52% of Onex Food Services Inc. and its associated companies (now LSG Sky Chefs Group in the United States). In the first quarter of 2004, Lufthansa invested €8 million in acquiring interests in companies. It is possible that Lufthansa, in the course of the expected consolidation of the European aviation industry, could make further acquisitions in the future. Lufthansa is monitoring the market situation, assessing potential opportunities and holding meetings with competitors, particularly in the European aviation industry, when this appears meaningful from a strategic and commercial perspective. The commercial success of past and potential future acquisitions depends on whether the company acquired is sufficiently profitable and does not suffer adverse changes to its cost structure (including personnel or materials) as a result of the takeover. Sucess also depends on the ratio of the purchase price to the earnings contributions of the acquired entity. If the expected synergies from acquisitions are not realized, the substantial investments and the possible further financing requirements associated with these acquisitions could have a material adverse effect on Lufthansa's financial condition and results of operations. This applies both to past and future acquisitions that may prove to be less profitable than expected. In addition, any impairment losses on the assets of acquired companies or on goodwill capitalized in connection with acquisitions could have a material adverse effect on

Lufthansa's financial condition and results of operations. Investors should note that Lufthansa incurred substantial impairment losses in 2003 on some of its previous acquisitions. See "Management's Discussion and Analysis of Financial Condition and Results of Operations – Special items".

Lufthansa faces risks related to share put options.

In connection with the acquisition of interests in British Midland plc and Eurowings Luftverkehrs AG, Lufthansa granted the other shareholders of these companies put options for their shares. See "Business – Passenger Business segment – Participations". If these put options are exercised, Lufthansa would be obligated to acquire the underlying shares at the agreed minimum exercise prices, which would use up a considerable amount of Lufthansa's cash resources. See "Management's Discussion and Analysis of Financial Condition and Results of Operations – Schedule of obligations".

In the case of British Midland, the agreed minimum exercise prices for the put options are significantly above the current value of the underlying shares. This means that the negative market value of the put options has to be offset against Lufthansa's financial results and included as a liability in Lufthansa's Consolidated Balance Sheet. See "Management's Discussion and Analysis of Financial Condition and Results of Operations – Special items". If the actual price of the put shares were to be lower than that assumed by Lufthansa when it recorded the liability, or if the value of the shares were to fall further, Lufthansa would need to increase the negative market value of the put options on its Consolidated Balance Sheet and record additional write-downs on its interest in British Midland. A further decline in the market value of the put options or a further write-down could have a material adverse effect on Lufthansa's financial condition and results of operations.

In addition, if the put options are exercised, Lufthansa could become the majority shareholder of British Midland or Eurowings. The put options related to Eurowings and those related to British Midland can be exercised initially as of November 2004 and December 2005, respectively. If Lufthansa were to become the majority shareholder of British Midland or Eurowings, the results of such company would be fully consolidated in Lufthansa's Consolidated Financial Statements. The earnings contributions that Lufthansa received from British Midland, which Lufthansa currently accounts for using the at-equity method, were negative in 2002 and 2003. British Midland could also record additional losses in the future. In addition, there can be no assurance that the cost structures for personnel and materials at British Midland and Eurowings would not be negatively affected if Lufthansa were to become the majority shareholder of these companies. Any losses incurred by British Midland or Eurowings would be fully attributable to Lufthansa, and this could have a material adverse effect on Lufthansa's financial condition and results of operations.

Moreover, it is also possible that, for antitrust or other reasons, Lufthansa could be prevented from fulfilling its obligations in relation to the put options. However, Lufthansa is entitled to sell the shares underlying the put options immediately and, in the case of Eurowings, may specify one or more third parties as buyers of the shares. In the latter event, Lufthansa would be liable for payment of the purchase price. Any such liability, or any claim for damages based on a breach of Lufthansa's obligations under the put options, could have a material adverse effect on its financial condition and results of operations.

Lufthansa faces risks from its strategic alliances and cooperative arrangements.

Although Lufthansa views its membership and leading position in the Star Alliance airline network as a significant competitive advantage, no assurance can be given that other airline alliances will not be more successful than Star Alliance. Other alliances could achieve a stronger market position as a result of mergers, such as the recently announced merger of Air France and KLM. If this were to happen, the competitive advantage that Lufthansa derives from its membership in Star Alliance could be reduced or eliminated completely. Furthermore, no assurance can be given that Star Alliance will not lose member airlines, whether as a result of one or more member airlines terminating their membership, or having their membership suspended, for example, due to being wound-up in the context of insolvency proceedings. If the creditor protection proceedings that the Star Alliance members United Airlines and Air Canada are currently involved in do not succeed, this could result in the termination of their membership in Star Alliance. Furthermore, no assurance can be given that Star Alliance will be able to attract the new members it may need to be successful in the future. If Star Alliance were to lose its appeal as a result of changes in its membership, particularly if it were to lose any of its U. S. member airlines or if Star Alliance were to dissolve, this could negatively affect the range of flight routes, feeder and connecting flights that Lufthansa is able to offer its customers and could have a material adverse effect on Lufthansa's financial condition and results of operations.

Lufthansa operates some of its international flights through cooperation agreements, predominantly with Star Alliance member airlines. These agreements provide, in certain cases, for the sharing of profits and losses on certain international flight operations. Therefore, if a partner airline has higher costs or generates lower revenues than Lufthansa, the cooperation agreements could have a material adverse effect on Lufthansa's financial condition and results of operations. In addition, some of these cooperation agreements set an upper limit on the amount of the losses to be borne by Lufthansa's partners or on Lufthansa's share in any profits. A disproportionate interest in the gains or losses generated under these cooperation agreements could have a material adverse effect on Lufthansa's financial condition and results of operations.

A number of legal, political and economic issues are interfering with the planned expansion of Frankfurt/Main Airport.

Frankfurt/Main Airport is Lufthansa's most important traffic hub. During the past few years, the traffic density at this airport has risen so significantly that it is now operating at maximum capacity. It is currently not certain whether Frankfurt/Main Airport will be able to satisfy Lufthansa's requirements in terms of capacity and efficiency in the long run. Future capacity bottlenecks could, for example, prevent Lufthansa from using large aircraft such as the Airbus A380 at this airport, as this aircraft may require higher feeder and connecting passenger traffic.

The planned expansion of the infrastructure at Frankfurt/Main Airport, in particular, the expansion of the airport's runway network, is being hampered by a significant number of legal, political and economic issues. At present, a number of court and administrative proceedings are under way, both in relation to ongoing airport operations, such as noise pollution, nighttime flight bans and flight routes, and also in relation to the expansion of the airport infrastructure, such as the legality of the South Hessen 2000 regional plan, the Condor-Cargo-Technik hangar, Lufthansa's new administrative building and the A380 maintenance hangar. These proceedings could lead not only to additional restrictions being imposed on current operations but could also delay, or in some cases prevent, the further expansion of the airport and the construction of the facilities that Lufthansa needs for its operations. In addition, the planning procedure for the extension of the northwestern runway at Frankfurt/Main Airport has given rise to significant legal and commercial issues in relation to the existing Ticona chemical plant. The economy minister of the state of Hesse has stated that these issues will not be conclusively resolved prior to the end of 2007. In addition, in March 2004, the European Commission began legal proceedings against the Federal Republic of Germany for a possible violation of EU law in relation to planning procedures involving Frankfurt/Main airport.

Frankfurt/Main Airport may no longer be able to satisfy Lufthansa's capacity requirements and commercial needs if the planned expansion of Frankfurt/Main Airport, and, in particular, if the planned extension of the runway network, does not materialize or is delayed. In addition, even if the expansion is completed, operational restrictions, such as restrictions on nighttime flights, could prevent the airport from being used efficiently. The resulting need to relocate Lufthansa's operations to other airports could have a material adverse effect on Lufthansa's financial condition and results of operations.

Lufthansa is dependent on the availability of airspace, air traffic controllers, services provided by airports and other third parties and suitable airport infrastructure.

Only a finite amount of airspace is available and any further increase in air traffic density could adversely affect Lufhansa's business.

Lufthansa is also dependent on the provision of services by third parties, such as air traffic controllers, aircraft fuel providers and baggage handlers, as well as general airport services and the availability of the requisite airport infrastructure. For example, Lufthansa will only be able to operate its Airbus A380 aircraft efficiently if airports provide the necessary logistics for handling the aircraft and if Lufthansa is able to construct facilities for servicing these large aircraft on airport grounds.

If one or more of these third-party services were temporarily unavailable as a result of events such as strikes or were permanently unavailable or were only available on commercially unreasonable terms, this could have a material adverse effect on Lufthansa's financial condition and results of operations.

At present, there is only a limited number of air traffic controllers available across Europe. If this limited availability of air traffic controllers or yearly strikes by such controllers were to limit the availability of air traffic control

services in the future, this could result in longer flights or increase the ground time for Lufthansa's aircraft and could have a material adverse effect on Lufthansa's financial condition and results of operations.

Lufthansa is exposed to risks as a result of its participation in Terminal 1 at John F. Kennedy International Airport.

Lufthansa, Air France, Japan Airlines and Korean Air are shareholders in the operating company for Terminal 1 at John F. Kennedy International Airport in New York and are jointly liable for all lease payments that are or may be owed to the Port Authority of New York and New Jersey in respect of Terminal 1. If the total rental proceeds generated by the operator of Terminal 1 from these airlines and any other air carriers and lessees at Terminal 1 were to fall short of the minimum lease payments contractually agreed with the Port Authority, the four guarantor airlines would be jointly liable for the shortfall. If one or more of the other three airlines were to default on its or their obligations to the terminal operator, Lufthansa, together with the other non-defaulting airlines, would have to make up the shortfall. If this were to happen, it could have a material adverse effect on Lufthansa's financial condition and results of operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations – Off-balance sheet arrangements".

The September 11, 2001 terrorist attacks have resulted in a substantial increase in insurance premiums. The ongoing consequences of these terrorist attacks could lead to further restrictions on insurance coverage.

Lufthansa's ability to manage its airline business with an adequate level of insurance coverage against risk of losses from man-made and natural disasters is dependent on, among other things, insurance policies. These policies stipulate a number of conditions under which the insurers may terminate policies. In addition, the policies must be renewed at regular intervals. As a result of the September 11, 2001 terrorist attacks, insurers have stopped providing insurance coverage against certain risks relating to war and other hostilities and also charge substantially higher premiums for renewed insurance coverage, while significantly reducing the amount of coverage provided. As a result, Lufthansa's insurance premiums have increased substantially. Further terrorist attacks, acts of sabotage and other disasters, especially if they were to be directed against air traffic, could result in insurance coverage for air traffic risks becoming even more expensive, or in certain risks becoming uninsurable. This could have a material adverse effect on Lufthansa's financial condition and results of operations.

Lufthansa is exposed to the risk of losses from air crashes or similar disasters.

Lufthansa, like all airlines, faces the risk of potential losses in the event that one or more of its aircraft were to crash or be lost or damaged by accident, terrorist attack, act of sabotage or other event. There can be no assurance that the amount of insurance coverage available to Lufthansa upon the occurrence of such an event would be adequate to cover the resulting losses. There can also be no assurance that Lufthansa would not be forced to bear substantial losses itself, irrespective of its insurance coverage. This could be the case if Lufthansa's insurers were unwilling or unable to pay out compensation, or if passengers were to switch to other airlines. Such losses could have a material adverse effect on Lufthansa's financial condition and results of operations.

Lufthansa depends on the uninterrupted operation of its own and third-party data processing systems.

The ability of Lufthansa to manage its ticket sales, receive and process reservations, manage its traffic network and perform other critical business operations is dependent on the efficient and uninterrupted operation of the computer and communication systems used by Lufthansa as well as the systems used by third parties in the course of their cooperation with Lufthansa. This includes, in particular, the systems used by Lufthansa's alliance and sales partners, for example, reservation systems used by travel agents. As computer and communication systems are vulnerable to disruptions, power outages, acts of sabotage, computer viruses, fires and other events, there can be no assurance of efficient and uninterrupted operation of these systems. Any disruption to computer and communication systems used by Lufthansa or its alliance and sales partners could significantly impair Lufthansa's ability to operate its business efficiently and could have a material adverse effect on its financial condition and result of operations.

Lufthansa is dependent on good relations with its employees and their unions.

Staff costs are Lufthansa's biggest operating expense. In 2003, staff costs amounted to €4,612 million and represented 26% of Lufthansa's total operating expenses. Lufthansa's staff, particularly in the Passenger Business segment, have traditionally been represented by unions. As existing collective pay agreements for pilots, ground personnel and cabin crew at Deutsche Lufthansa AG and a number of other Lufthansa group companies are no longer binding, or can be terminated at the end of their stated term, Lufthansa will need to negotiate with the employees' union representatives in the near future regarding the extension of existing collective agreements or the conclusion of new agreements. See "Business – Employees – Employee representation". If Lufthansa is unable to negotiate collective agreements with employees' union representatives on commercially reasonable terms, this could have a material adverse effect on Lufthansa's financial condition and results of operations.

There can be no assurance that Lufthansa will not experience strikes or other industrial action, similar to those that occurred in the spring of 2001 when a number of Lufthansa's pilots went on strike. Any drawn-out industrial dispute could have a material adverse effect on Lufthansa's financial condition and results of operations.

Lufthansa's pension obligations could substantially exceed the reserves that have been created for these obligations.

Lufthansa has substantial pension obligations under pension schemes for its employees. See "Business – Employees – Pension commitments". These pension obligations are for the most part covered by balance sheet reserves and only partially covered by pension funds or insurance. The amount of these reserves is based on certain actuarial assumptions, which include discounting factors, demographic trends, pension trends, future salary trends and expected returns on plan assets. If actual developments, particularly discounting factors, were to deviate from those assumed, this could result in a substantial increase in pension obligations on Lufthansa's balance sheet and require a substantially higher allocation to pension reserves, which could have a material adverse effect on Lufthansa's financial condition and results of operations.

Lufthansa is exposed to risks associated with aviation fuel price trends. The existing tax exemption for aviation fuel could be repealed.

Prices for aviation fuel, or kerosene, are influenced by a number of factors, including political events and the decisions of the oil-producing cartels, in particular OPEC. Since the beginning of 2001, the spot kerosene price Jet Rotterdam Barges has fluctuated between approximately US$170 and just under US$400 per ton and recently traded at US$365. To improve planning certainty, Lufthansa generally hedges the major portion of its estimated future aviation fuel needs on a revolving basis for specified time periods. However, hedging instruments do not fully protect Lufthansa against substantial short-term or long-term price increases for aviation fuel, as Lufthansa generally only hedges against a specific margin of fluctuation. Furthermore, hedging transactions are generally concluded on the basis of crude oil prices, which can show different trends than aviation fuel prices. Hedging also reduces Lufthansa's ability to profit from the upside of decreases in aviation fuel prices. Lufthansa's assumptions and estimates with respect to the future development of aviation fuel prices and its selected risk avoidance or risk tolerance criteria have a substantial impact on the success of its hedging policy. If these assumptions and estimates prove to be incorrect, or if Lufthansa's hedging policy were to fail, this could have a material adverse effect on Lufthansa's financial condition and results of operations.

The European Commission published a White Book in 2001 covering fair and efficient price-setting in the transportation sector, which proposes, among other things, that the current tax exemptions for aviation fuel be reviewed. There can be no assurance that regulations will not be enacted, at the EU level or in Germany, to repeal these tax exemptions. The elimination of the current tax exemption would lead to a substantial increase in aviation fuel costs for Lufthansa and could have a material adverse effect on its financial condition and results of operations.

Air traffic and the aviation industry are heavily regulated. Additional regulations could increase Lufthansa's operating costs.

As an internationally operating airline, Lufthansa is subject not only to German laws but also to the laws of other nations. Airline operations and the granting of rights to routes are governed by national, EU and international

regulations, as well as bilateral and multilateral treaties between Germany and other nations. These regulations and treaties are subject to frequent amendments. Lufthansa is currently unable to anticipate what changes will be made to German, EU, U. S. and other international air traffic regulations in the future or the possible impact of such changes. Within the European Union, air traffic has been incrementally liberalized, which has substantially changed the business environment in which Lufthansa operates. In addition, the U. S.-German Open Sky Agreement of 1996 extensively liberalized air traffic between Germany and the United States. Following the European Court of Justice's decision on November 5, 2002 that this agreement and similar conventions between EU member states and the United States violate EU law, the European Union, on the basis of an authorization given by the Council of Ministers, is currently negotiating with the United States concerning an "open sky" agreement covering the entire European Union. See "Regulation – The international regulatory framework – Open sky agreements and Common European Aviation Area". The outcome of these negotiations is currently uncertain. In addition, the division of jurisdictional responsibility between the European Union and its member states regarding the conclusion of future air traffic conventions with third-party states has not yet been firmly established. New conventions or the failure to conclude new conventions could have a material adverse effect on Lufthansa's financial condition and results of operations.

Lufthansa is exposed to risks under antitrust laws.

As an internationally operating airline with a substantial market presence in some regions, Lufthansa's expansion or restructuring projects could be restricted or prohibited by antitrust authorities or courts. For example, the German Federal Antitrust Authority is currently reviewing Lufthansa's introduction of its new ticket sales system and its new regional flight alliance, Lufthansa Regional. Antitrust issues could also arise in relation to future partnerships or the strengthening of existing partnerships and alliances, which could subject these partnerships and alliances to review by the antitrust authorities in the jurisdictions in which the partnerships or alliances have an effect or whose laws are applicable. See "Business – Passenger Business segment – Alliances and cooperative arrangements" and "Business – Litigation and antitrust issues – Antitrust proceedings".

Legal uncertainties could also arise from the fundamental change of the EU law governing antitrust proceedings as a result of Regulation 1/03 in its current version dated May 1, 2004. This regulation also applies to cooperative arrangements between airlines relating to flight routes between member states, including the new member states, of the European Union and other countries. It is currently not foreseeable how these changes will affect Lufthansa, antitrust proceedings in general and the exemptions that were available under the old law, which fall away when their terms expire.

Any decision rendered to Lufthansa's detriment in relation to an antitrust matter by an authority or court, such as the prohibition of a cooperative arrangement or a merger, the imposition of penalties, large fines or burdensome conditions and obligations (for example, the surrender of slots without compensation), could have a material adverse effect on Lufthansa's financial condition and results of operations.

Lufthansa is exposed to risks from lawsuits.

Lufthansa group companies are involved in a number of lawsuits in Germany and in other countries, both as plaintiff and as defendant. These lawsuits relate to claims arising in the ordinary course of business. See "Business – Litigation and antitrust issues – Litigation". A large proportion of these lawsuits involve the Passenger Business Segment and relate to personal injuries that are alleged to have been suffered on flights, service disruptions, including flight delays and lost or damaged luggage, and the provision of inadequate information regarding visa and other conditions of entry. In addition, a number of lawsuits relate to labor and employment law matters. It is generally not possible to predict the outcome of pending or threatened legal proceedings. This is particularly true of the lawsuits in the United States given the large amounts being claimed in some lawsuits.

There can be no assurance that Lufthansa will not be found liable and ordered to make substantial payments in the lawsuits in which it is or may be involved. A negative outcome in one or more of the pending or threatened high-value lawsuits, or in a number of similar but relatively low-value lawsuits, could have a material adverse effect on Lufthansa's financial condition and results of operations.

Lufthansa's German corporate and trade tax liability could increase as a result of ongoing tax audits and amendments to German tax laws.

Lufthansa has a tax loss carried forward for losses that are largely attributable to 2001. This has led to a significant reduction in Lufthansa's corporate and trade tax payments in recent years. Lufthansa assumes that its tax loss carried forward will continue to reduce the amount of its German corporate and trade tax liability in future years.

From 2004 onwards, Lufthansa will only be allowed to credit, without restriction, the first €1 million of taxable German income in any given tax year against an existing tax loss carried forward. Beyond this, only 60% of taxable German income for such tax year can be credited against the remaining tax loss carried forward. The limited ability to credit a tax loss carried forward applies both to corporate taxes and trade taxes. Moreover, from 2004, the scope of application of the regulations regarding shareholder/third-party financing in stock corporations will be substantially broadened to cover, among other things, pure German financing.

These and other changes in the tax laws in Germany and in other countries could lead to a higher tax burden and could have a material adverse effect on Lufthansa's financial condition and results of operations.

Risks relating to the Offering

Non-German shareholders could be excluded from the Offering to protect Lufthansa's existing air traffic rights.

Shares of Deutsche Lufthansa AG can only be transferred with the Company's consent. This consent is granted by the Executive Board. According to section 5 of Deutsche Lufthansa AG's articles of incorporation, the Executive Board may only withhold its consent to a transfer if the transfer could jeopardize Lufthansa's licenses, rights and prerogatives under aviation laws and agreements. This would be the case if a transfer of shares were to result in Deutsche Lufthansa AG no longer being under the majority ownership and control of German citizens or companies. See "Regulation – Ownership and licenses under aviation law".

If 40% of the voting rights in Deutsche Lufthansa AG are held by shareholders whose shareholdings could jeopardize Lufthansa's authorizations under aviation laws, the Company may buy back its shares provided that authorized funds are available for such purpose. However, Deutsche Lufthansa AG may not hold more than 10% of its outstanding share capital.

If 45% of the voting rights or a controlling interest (within the meaning of section 17 of the German Stock Corporation Act) is held by shareholders whose shareholdings could jeopardize Lufthansa's authorizations under aviation laws, the Executive Board may issue new shares for cash in an amount equal to up to 10% of the Company's outstanding share capital and under the exclusion of shareholders' subscription rights.

Section 5 of the German Air Traffic Law also provides that, if the majority of voting rights or a controlling interest is held by shareholders whose shareholdings could jeopardize Lufthansa's authorizations under aviation laws, Deutsche Lufthansa AG may request that such shareholders sell their shares within a period of not less than four weeks and inform the Company of any such sale without delay. This request must first be made of non-German shareholders in reverse chronological order to the date on which they purchased their shares. If such request is not complied with, the Executive Board may declare the shares held by the shareholders to be null and void. Ownership of the shares would then be transferred to the German government. The affected shareholders would be entitled to compensation for the loss of their shares in an amount that corresponds to the last official trading price for the shares (on the stock exchange with the highest trading volume) on the day which immediately preceded either the request to sell the shares or the expiration of the period for the sale of the shares, whichever is higher. Transfer costs are deducted from the amount paid to shareholders.

Deutsche Lufthansa AG's stock price has been volatile in the past and may continue to be volatile.

Deutsche Lufthansa AG's share price is subject to fluctuations. This is due to the substantial volatility of the world securities markets in general and to developments that could affect Lufthansa's earnings. In addition, the following factors, among others, could affect Deutsche Lufthansa AG's share price: expectations concerning the earnings prospects and capitalization of aviation companies in general; Lufthansa's earnings

announcements; investors' expectations regarding the success of this Offering and Lufthansa's strategy described in this Offering Circular; a downgrade of Lufthansa's credit rating; possible lawsuits or legislative as measures affecting Lufthansa or the aviation industry in general; and public announcements regarding insolvencies and similar restructuring measures.

The interests of shareholders who do not participate in this Offering will be substantially diluted.

Subscription rights that are not exercised by June 16, 2004 will lapse. Shareholders who do not exercise their subscription rights, or only partially exercise their subscription rights, will experience a decrease in the percentage interest they hold in Deutsche Lufthansa AG's share capital and in the percentage of voting rights they are entitled to exercise.

Lufthansa cannot guarantee that subscription rights trading will develop or, in the event that such trading does develop, that subscription rights will not be subject to greater price volatility than the Existing Shares.

The subscription rights to the New Shares are expected to be traded on the Official Market of the Frankfurt Securities Exchange during the period from June 3, 2004 through, and including, June 14, 2004. Deutsche Lufthansa AG will not make an application for subscription rights trading with any other securities exchange. No guarantee can be given that active subscription rights trading will develop during this period or that sufficient liquidity will exist. In accordance with standard market practice in Germany, a price determination for the subscription rights will be made only once each trading day. The trading price of the subscription rights will also depend, among other things, on the development of the price of Existing Shares and may be subject to greater price volatility than the trading price of Existing Shares.

USE OF PROCEEDS

If all New Shares are subscribed to or otherwise sold in their entirety at the subscription price, the net proceeds from the Offering are expected to be approximately €732 million. If the New Shares are not fully subscribed to or otherwise sold in their entirety, the net proceeds from the issuance could be substantially lower. The compensation payable to the Underwriters by the Company will be approximately €14 million. The expenses associated with the issuance of the New Shares and borne by the Company total approximately €6 million.

The Company intends to use the net proceeds of the Offering to finance the investments related to the transformation of its network carrier model, including, among other things, the further expansion of its long-haul aircraft fleet.

EARNINGS PER SHARE AND DIVIDEND POLICY

Lufthansa's results for the last three years were as follows:

Year [1]	Net profit/loss (in millions of €)	Basic earnings/loss per share (in €) (undiluted) [2]
2003	(984)	(2.58)
2002	717	1.88
2001	(633)	(1.66)

(1) All financial data is derived from Lufthansa's Consolidated Financial Statements prepared in accordance with IFRS/IAS.

(2) Not taking into account any shares that may be used in the event of the conversion of Lufthansa's €750 million convertible bonds issued in January 2002. See "General Information on the Company – Capital structure – Conditional capital."

Lufthansa has distributed the following dividends for the years indicated:

Year	Per share (in €)
2003	0.00
2002	0.60
2001	0.00

The Executive and Supervisory Boards jointly propose the dividends to be distributed for a fiscal year, which are then approved at the annual shareholders' meeting held in the following fiscal year.

Dividends are distributed on the basis of the Company's profitability, financial situation, capital requirements, business prospects and general economic conditions. The Company intends to pay dividends in future years. Whether it will be able to do this will depend on the amount of distributable balance sheet profit that is available. The Company cannot give any assurance regarding the amount of distributable balance sheet profit, if any, or the amount of dividends that will be paid in the future. Dividends distributed in the past may not be indicative of future dividend payments.

CAPITALIZATION

The following table sets forth Lufthansa's capitalization on an actual basis as of December 31, 2003 and March 31, 2004 and on a pro forma basis as of March 31, 2004 adjusted to reflect the estimated net proceeds from the Offering (long-term borrowings are borrowings with a term of one year or more from their respective balance sheet date):

	As of December 31, 2003	As of March 31, 2004	Pro-forma as of March 31, 2004 [1]
	€ in million (unless otherwise indicated)		
Long-term borrowings	3,240	3,611	3,611
Shareholders' equity			
Issued capital	977	977	1,172 [1]
Capital reserve	809	809	1,366 [1]
Fair value reserves	(82)	60	60
Retained earnings	1,933	961	961
Net profit/loss for the period	(984)	62	62
Shareholders' equity and long-term borrowings	5,893	6,480	7,232
Number of shares outstanding	381,600,000	381,600,000	457,920,000

[1] Assuming that all New Share are subscribed for or otherwise sold in their entirety at the subscription price.

Overview

Lufthansa is one of the largest commercial airlines in the world. As an aviation group, Lufthansa's core business is the operation of German, European and intercontinental scheduled passenger and cargo flights within a worldwide network, as well as the provision of logistical and technical services related to flight operations, such as aircraft maintenance, repair and overhaul, or "MRO", services. Lufthansa currently flies to more than 300 passenger destinations worldwide (including code-share flights). In 2003, Lufthansa transported 45.4 million passengers, and 1.58 million tons of freight and mail. Lufthansa is also active in the catering and IT services sectors and through its 50% joint venture interest in Thomas Cook AG, the leisure travel services sector.

Lufthansa generated revenue of €15,957 million in 2003 and employed 93,246 people as of December 31, 2003. Lufthansa generated revenue of €3,894 million in the first quarter of 2004 and employed 93,479 people as of March 31, 2004.

Strengths

Lufthansa believes that its business benefits from the following strengths:

- ***Leading position in growth markets***

  Lufthansa is one of the world's leading airlines in intercontinental flight traffic, traditionally the market sector with the strongest margins. Lufthansa believes intercontinental flights on North Atlantic routes and in the Asia/Pacific region are substantial growth markets. Lufthansa transported over 1 million passengers to and from North America in the first quarter of 2004, an increase of approximately 14% compared to the first quarter of 2003. Lufthansa transported more than 800,000 passengers on routes to the Asia/Pacific region in the first quarter of 2004, an increase of more than 7% compared to the first quarter of 2003.

- ***Worldwide route network, central traffic hubs and multi-hubbing expertise***

  As a global network carrier, Lufthansa operates over 470 flights a week to more than 65 intercontinental destinations from its two central traffic hubs in Frankfurt/Main and Munich. The numerous German and European flights offered by Lufthansa and its partners, as well as connecting passengers from other intercontinental flights (for example, on Asia-Frankfurt/Main-North America routes), provide the feeder traffic for Lufthansa's intercontinental connections, enabling Lufthansa to benefit from the central location and high passenger volume of its Frankfurt/Main and Munich traffic hubs. In addition, the ability to split cargo traffic between these traffic hubs, a method known as multi-hubbing, gives Lufthansa great flexibility in its route network planning. In terms of passenger volume, Frankfurt/Main Airport is one of the three largest airports in Europe. Munich Airport distinguishes itself by offering numerous connections to Central and Eastern Europe, markets that Lufthansa has identified as growth markets within Europe. In addition, Munich Airport's capacity can be significantly and rapidly expanded if necessary. Both Frankfurt/Main Airport and Munich Airport possess excellent infrastructure and transport connections that extend their catchment areas significantly beyond the neighboring vicinities. Lufthansa believes that it will also be able to use its multi-hubbing concept to integrate additional traffic hubs.

- ***Leading position in Star Alliance***

  Lufthansa is the largest European member of Star Alliance, the world's leading aviation alliance in terms of passenger volume, number of destinations served and number of flights per day. Lufthansa and its Star Alliance partner airlines fly to over 750 international destinations on all continents. The mutual recognition of frequent flier miles among Star Alliance member airlines enables Lufthansa to attract new customers from other member airlines. Lufthansa believes that the Star Alliance route network and the consolidation of its frequent flier programs give Lufthansa a major advantage in competing with other European network carriers. In addition, Lufthansa, by cooperating with other Star Alliance member airlines, is able to achieve cost synergies, for example, by sharing ground facilities and through joint purchasing activities.

- ***Proven integration expertise***

  A number of airlines belonging to the Lufthansa group of companies and independent airlines are integrated into Lufthansa's network planning, frequent flier program and IT systems. As a result of this integration, Lufthansa is able to offer connections from its traffic hubs to a larger number of destinations and at a greater frequency than would otherwise be the case.

- ***Recognition as a premium service provider***

  Lufthansa considers its position in the market as a premium service provider with strong international brand recognition to be an additional important competitive strength. The high level of recognition for the Lufthansa brand, a brand that is associated with quality around the world, combined with constant improvements in the quality of services, has strengthened customer loyalty and resulted in Lufthansa securing a proportionally high percentage of customers in the higher-priced passenger segments.

- ***Success in cutting costs and adopting a flexible approach to costs***

  Lufthansa and its employees have repeatedly succeeded in achieving significant cost reductions. Joint efforts to provide more flexibility in relation to costs have made it possible for Lufthansa to emerge from economic downturns and crises in the aviation industry in an improved condition. Lufthansa's D-Check efficiency-boosting program was completed at the beginning of 2004. The program's results exceeded original targets by more than 50%. Lufthansa also recently launched its Action Plan to Secure Long-Term Competitiveness. This plan includes wide-ranging improvement measures in the areas of basic production conditions, internal and external suppliers, personnel and processes. Lufthansa is confident that these measures will be successful in making a significant contribution to strengthening its long-term competitive position and earning power.

- ***Active portfolio management***

  Lufthansa manages its business segments and investments in accordance with commercial and strategic criteria. As part of its on-going active portfolio management strategy, Lufthansa, following the sale of equity interests in GlobeGround GmbH, DHL International Ltd., START AMADEUS GmbH and Amadeus Global Travel Distribution S. A., recently announced the sale of its building management operations.

- ***Experienced team of managers and employees***

  Lufthansa has an experienced management team and exceptionally well-trained pilots, flight attendants and ground personnel. One of the three members of the Executive Board has been with Lufthansa for 34 years; another for 14 years. The third member has a total of 22 years of management experience at Lufthansa and another DAX 30 company. Lufthansa plans to continue staffing its second-tier management positions with home-grown employees, something Lufthansa is able to do because of the permeability of its management and employee ranks. Lufthansa believes its success is based on a close relationship with its employees, a relationship that manifests itself in a strong corporate identity.

Strategy

Lufthansa expects that the aviation industry will undergo significant changes in the future and that large network carriers will increase in importance and continue to expand their market share, particularly in the intercontinental flight sector, which generally generates higher margins. Lufthansa intends to take an active role in shaping these developments. Lufthansa's focused investments in the transformation of its network carrier model and its products and services are intended to increase its attractiveness to customers and partner airlines, which, in turn, is expected to provide additional potential for long-term revenue generation.

- ***Transformation of Lufthansa's network carrier model***

  In order to further strengthen its central position as a network carrier, Lufthansa plans to make substantial investments in the short-and medium-term to further expand its aircraft fleet. Lufthansa has agreed to purchase 15 Airbus A380 aircraft, among others. As a result of the substantially larger seating capacity of these aircraft, Lufthansa expects to realize substantial cost benefits on long-haul flights, which should enable Lufthansa to offer lower fares. Consequently, Lufthansa expects to attract more passengers to its intercontinental route network and thereby increase its attractiveness to existing and future partner airlines. Lufthansa is also seeking to further intensify its integration with partner airlines by drawing on its network

control and multi-hubbing expertise, its IT platforms, its strong brand recognition and its frequent flyer scheme, Miles & More, which has approximately 9 million members.

- *Service upgrades and differentiation of services*

  Lufthansa continually strives to further improve the quality of its services through innovation. In this way, Lufthansa is addressing the expectations of passengers in the premium price segment by offering increasingly differentiated products and services. For example, to meet the growing expectations of business class passengers, Lufthansa is introducing new features that will provide these passengers with greater privacy and personal space on long-haul intercontinental flights, including the installation of new seating arrangements with innovative features such as in-flight internet services and an expanded in-flight entertainment program. In addition, Lufthansa is offering additional Executive Flights to business travelers. Premium customers now have access to special terminals in Frankfurt/Main and Munich that offer individual services, including valet parking, separate security checks, personal attendance up to the flight departure and a special shuttle service to the airplane.

- *Further development of the aviation group*

  All of Lufthansa's business segments occupy leading positions in their operational fields and Lufthansa is seeking to strengthen these positions. Lufthansa is concentrating on expanding its core competencies as a focused aviation group. In conjunction with this strategy, Lufthansa continuously monitors its equity participations with a view to realizing added value as opportunities present themselves.

History and development

Deutsche Lufthansa AG was founded in Cologne, Germany, in 1953 under the name "Aktiengesellschaft für Luftverkehrsbedarf" and has been operating since 1954 as "Deutsche Lufthansa Aktiengesellschaft". Lufthansa started operating flights within Germany on April 1, 1955 and later expanded its flight operations abroad. In 1966, Deutsche Lufthansa AG shares were first traded on the German stock exchanges. In 1997, the German government sold its remaining interest in Deutsche Lufthansa AG, thereby completing its full privatization.

Group structure

Deutsche Lufthansa AG is the main operating and holding company in the Lufthansa Group. The Executive Board of Deutsche Lufthansa AG directs the business activities of the Lufthansa Group.

Intra-group agreements govern collaboration within the group. Intra-group services are charged at arm's-length prices.

The Lufthansa Group has six integral business segments: Passenger Business, Logistics, MRO, Catering, Leisure Travel and IT Services. Other subsidiaries that provide services to Lufthansa's business segments, as well as most Lufthansa companies outside the core business areas, are included in the Financial Services and Companies segment.

The following diagram gives a simplified overview of the Lufthansa Group's organizational structure:


Deutsche Lufthansa AG[1]
Passenger Business
Logistics
MRO
Catering
Leisure Travel
IT Services
Others
Lufthansa Cargo AG 100% Kelster-bach, Germany
Lufthansa Technik AG 100% Hamburg, Germany
LSG Lufthansa Services Holdings AG 100% Neu-Isenburg, Germany
Thomas Cook AG (formerly C&N Touristic AG) 50% Oberursel, Germany
Lufthansa Systems Group GmbH 100% Kelster-bach, Germany
Lufthansa Commer-cial Holding GmbH 100% Cologne, Germany

(1) Deutsche Lufthansa AG is the holding company for the Lufthansa Group and also the main operating company of the Passenger Business segment.

Deutsche Lufthansa AG has entered into profit-and-loss transfer agreements (*Beherrschungs- und Gewinnabführungsverträge*) with the following subsidiary holding companies for its business segments: Lufthansa Cargo AG, Lufthansa Technik AG, LSG Lufthansa Service Holding AG, Lufthansa Systems Group GmbH and Lufthansa Commercial Holding GmbH. In addition, Deutsche Lufthansa AG has entered into profit-and-loss transfer agreements with Lufthansa CityLine GmbH, Lufthansa Flight Training GmbH and Delvag Luftahrtversicherungs-AG. As a result of these agreements, these subsidiaries are controlled by Deutsche Lufthansa AG and obligated to transfer all of their profits to Deutsche Lufthansa AG. In return, Deutsche Lufthansa AG must cover the losses of these subsidiaries.

The Lufthansa Group comprises approximately 400 subsidiaries and participations.

Passenger Business segment

Lufthansa operates its passenger airline business through the Passenger Business segment. This business includes the operation of regularly scheduled German, European and intercontinental passenger flights.

The Passenger Business is Lufthansa's most important business segment and is operated directly by Deutsche Lufthansa AG. The Passenger Business segment is controlled by a departmental executive board with five members, including the Chairman of Deutsche Lufthansa AG. This board is responsible for the areas of marketing and sales, service and personnel, operations, network management, IT and purchasing. The departmental executive board reports directly to the Executive Board of Deutsche Lufthansa AG.

Route network and operational data

The Passenger Business segment currently operates flights (including code-share flights) to more than 300 destinations worldwide and, together with Lufthansa's Star Alliance partner airlines, to more than 750 destinations worldwide.

Germany is the most important national market in the Passenger Business segment's European home market. Lufthansa, together with its Lufthansa Regional partners, flies to 17 destinations in Germany under the current flight schedule and operates more than 2,000 flights per week within Germany. See "– Alliances and cooperative arrangements – Lufthansa Regional".

In Europe, Lufthansa and its Lufthansa Regional partners currently offer more than 3,700 flights per week to over 90 destinations.

Lufthansa also currently offers more than 470 intercontinental flights per week to more than 65 international destinations, including more than 250 flights to 25 destinations in the Americas and more than 110 flights to 18 destinations in Asia. Including code-share flights, Lufthansa currently offers flights to more than 190 destinations, including 120 destinations in the Americas and 44 destinations in Asia.

Frankfurt/Main Airport is the most important air traffic hub in Lufthansa's flight network. Approximately 79% of Lufthansa's intercontinental flights and approximately 38% of its European flights originate from this airport. Munich Airport is Lufthansa's second most important air traffic hub and currently handles approximately 18% of Lufthansa's intercontinental flights and approximately 36% of its European flights. At both airports, Lufthansa has the largest presence of any airline by a large margin. Due to the high air traffic volume at Frankfurt/Main Airport, Lufthansa believes that any additions to its flight schedule in the foreseeable future are most likely to occur at Munich Airport. As a result, Munich Airport's significance to the Passenger Business segment's operations has increased and is expected to increase in the future. For example, Lufthansa's current summer 2004 flight schedule includes six new long-haul flights originating from Munich Airport, representing Lufthansa's largest expansion at this airport to date. The Passenger Business segment is also currently offering twice as many flights from Munich as it did a year ago.

Lufthansa seeks to optimize passenger loads on its intercontinental and European flights by carefully tailoring its flight schedule for feeder flights to the Frankfurt/Main and Munich air traffic hubs to coordinate with the flight timetables of its partner airlines. Lufthansa also operates a series of direct point-to-point flights to attractive destinations without the need for connection flights through Frankfurt/Main or Munich.

The following table shows operational performance data for the Passenger Business segment broken down by air traffic regions:

	Three months ended March 31,		Year ended December 31,			Three months ended March 31,		Year ended December 31,			Three months ended March 31,		Year ended December 31,		
	2004	2003[1]	2003	2002	2001	2004	2003[1]	2003	2002	2001	2004	2003[1]	2003	2002	2001
	Number of passengers (in thousands)					Revenue passenger kilometers (in millions)					Passenger load factor (%)				
Europe	8,873	8,380	35,541	34,434	36,292	5,855	5,523	24,231	23,202	24,331	59.4	57.5	63.1	62.5	61.0
North America	1,080	946	4,965	4,488	4,499	7,542	6,593	33,480	30,574	31,249	78.7	76.4	78.0	79.8	75.7
South and Central America	154	135	455	547	719	1,423	1,255	4,017	4,876	6,201	80.4	80.3	77.8	78.0	77.7
Middle East	214	127	642	527	523	788	491	2,371	1,990	1,955	74.3	65.8	70.5	71.3	66.9
Africa	243	241	939	905	811	1,256	1,199	4,494	4,383	3,956	73.8	73.0	72.4	72.3	73.6
Asia/Pacific	806	750	2,860	2,996	2,810	6,216	5,775	22,070	23,464	22,624	79.6	78.9	79.1	80.4	78.4
Total scheduled flights	11,370	10,579	45,403	43,897	45,652	23,080	20,837	90,663	88,489	90,316	72.6	70.6	73.2	73.9	71.5
Charters	5	4	37	52	52	5	5	45	81	73	57.5	47.1	52.7	68.6	70.5
Total	11,375	10,583	45,440	43,949	45,704	23,085	20,842	90,708	88,570	90,389	72.6	70.6	73.1	73.9	71.5

(1) Figures reflect full consolidation of Air Dolomiti with retroactive effect as of January 1, 2003.

As of March 31, 2004, Deutsche Lufthansa AG's Passenger Business segment employed 34,430 people.

The following table shows the total revenue and segment result for the Passenger Business segment for the periods indicated:

	Three months ended March 31,		Year ended December 31,		
	2004	2003[1]	2003	2002	2001
			(€ in millions)		
Total revenue[2]	2,540	2,258	10,208	10,461	10,633
Segment result[3]	(45)	(367)	157	516	149

(1) Figures reflect full consolidation of Air Dolomiti with retroactive effect as of January 1, 2003.

(2) Includes inter-segment revenues of €434 million for 2003, €425 million for 2002, €450 million for 2001, €122 million for the first three months of 2004 and €103 million for the first three months of 2003.

(3) Segment results in accordance with IAS 14.

Quality improvements and expansion of premium services

To highlight its position as a premium provider, Lufthansa constantly strives to improve the quality of its products and services in the Passenger Business segment. Recent initiatives in this regard include:

- **Commissioning new types of aircraft.** Lufthansa put its new Airbus A340-600 aircraft into operation in December 2003 and commissioned its first new Airbus A-330-300 aircraft in March 2004. For information on Lufthansa's fleet planning, see "– Aircraft fleet".
- **New Star Alliance terminal in Munich.** The new Terminal 2 in Munich Airport, one of the world's most modern passenger terminals, was opened in June 2003. This terminal is used exclusively by Lufthansa, other Star Alliance partner airlines and other Lufthansa partner airlines. The new terminal has doubled Munich Airport's annual passenger capacity to around 45 million passengers.
- **Targeted service improvements for premium customers.** Lufthansa plans to introduce a Premium Customer Program in 2004 for its best customers and first class passengers on intercontinental routes. A premium customer terminal is to be built in Munich, in addition to the one that is already under construction at Frankfurt/Main Airport. The Premium Customer Program also foresees a significant expansion of exclusive ground services to include separate security checks, personal attendance up to flight departures and a special shuttle service to airplanes.
- **Better business class service on long-haul routes.** In December 2003, Lufthansa started its program to significantly improve business class service on long-haul routes. Improvements include the installation of new sleeper seats that fold out into private two-meter long beds and provide a greater area for reclining due to their retractable armrests. The seats also have a built-in massage feature. In addition, Lufthansa has increased the legroom between seats in business class by 25 centimeters. Lufthansa is also adding video/audio-on-demand system (which include start, interrupt, fast-forward and rewind functions) for audio and video programs, and video monitors that are four times larger than before.
- **Improvement of seating comfort in business class on German and European routes.** With the launch of its summer 2004 flight timetable, Lufthansa became the only European airline to block the middle seats in business class on flights within Europe. This provides passengers with up to 50% more space. Together with improved meals and service, the improvements in seating comfort are designed to create a more pleasant in-flight experience for Lufthansa's business class passengers on European routes.
- **Continual improvements in punctuality.** In recent years, Lufthansa has adopted a number of measures to improve the punctuality of its flights. Corrections in peak traffic volumes at the Frankfurt/Main traffic hub are having a strong impact on the punctuality of flights within Germany and Europe. In particular, Lufthansa is improving its aircraft efficiency by depeaking, or slightly flattening the peaks of arriving and departing flights. These measures were introduced at the end of March 2004 and are complemented by measures aimed at improving aircraft utilization and making flight-crew rotations more flexible.
- **Initiation of FlyNet (broadband internet access) on long-haul aircraft:** In March 2004, Lufthansa completed the installation of Flynet, a LAN technology for wireless in-flight internet access, on the first Airbus A340-300. Lufthansa expects to equip 30 additional aircraft with FlyNet by the end of 2004. By

2006, all long-haul Airbus A340, Airbus A330 and Boeing 747-400 aircraft are expected to be equipped with FlyNet.

- **Equipping Lufthansa lounges with wireless internet.** In the spring of 2003, Lufthansa became the first large international airline to begin equipping its airport lounges with WLAN technology for wireless internet access.

Ticket pricing and passenger load optimization

Prices for Lufthansa flights are based on the distance of the route flown and the class of transportation flown.

On flights within Europe, Lufthansa offers seats in economy class and in business class. Business class seats include a broader range of services and greater comfort than economy class seats. Lufthansa also offers first class service on most of its intercontinental flights.

Within individual price categories, there is a sharp difference in the prices charged among different markets and countries as well as between the prices charged to customers who are looking for comfort and flexibility and those charged to price-conscious customers. In some markets, prices can vary depending on how the ticket is purchased. For example, tickets purchased over the internet may be less expensive than tickets purchased at an airport ticket counter. Lufthansa also attaches additional restrictions to less expensive tickets, such as advance purchase requirements, minimum stay requirements and rebooking fees.

Seat availability for a specific fare is controlled through a modern forecasting system, which is continually updated for load projections by market and route. This forecasting system performs an initial review of the estimated booking situation for each of Lufthansa's more than 1,600 daily flights 361 days before their respective departure dates. The goal of Lufthansa's capacity control is to optimize the revenues generated throughout its flight network by constantly balancing the booking situation, load projections for future flights and expected average revenue for each flight. If, for example, projected passenger loads are weak, measures to increase demand are implemented based on this analysis, such as increasing the availability of discounted fares. If, on the other hand, projections indicate that a flight will be fully booked, the availability of discounted fares or the ability to book flights from countries with low yields are cut back earlier than usual. To further improve capacity utilization, Lufthansa's system software also factors the probability of flight no-shows into its analysis.

Ticket sales and reservation systems

Tickets for Lufthansa flights are sold by Lufthansa directly and by third parties, such as travel agencies, other airlines and tour operators. Lufthansa's primary direct sales channels include its eight international call centers, Lufthansa travel agencies based in large cities and at airports, electronic ticket machines and, increasingly, the internet.

Although travel agencies have traditionally been the most important sales channel, direct sales, especially to large customers and sales through Lufthansa's call centers and over the internet to leisure passengers, are becoming increasingly important. In 2003, 41.2 million individual trips were sold through third parties, in particular travel agencies, and 5.1 million were sold directly by Lufthansa, compared to 41.7 million and 4.4 million, respectively, in 2002. Lufthansa expects the percentage of direct sales to continue to increase in the medium- to long-term.

Data relating to all available flights are stored in an integrated electronic reservation system that Lufthansa and its sales partners have direct access to through the travel industry's central reservation systems, such as Galileo or Amadeus. Available flights and price categories are constantly updated in the central reservation systems to reflect the current seating availability and thereby to ensure that, at any given time, only those ticket price classes that will maximize Lufthansa's capacity utilization are available for booking. See "– Ticket pricing and passenger load optimization".

Marketing and customer retention

The Passenger Business segment's marketing activities aim to boost value creation through an integrated marketing approach based on continuous monitoring of customers and market developments. In addition to its focus on attracting new customers, marketing also focuses on the long-term retention of customers, for example, through Lufthansa's Miles & More frequent flyer program.

Miles & More participants may redeem their frequent flyer miles for free flights with Lufthansa and its Star Alliance partners or for a number of other goods and services, ranging from hotel stays and cruises to cigars, wines and other luxury goods. Miles & More participants may collect award miles directly by flying with Lufthansa and its partner airlines or indirectly with other accrual partners by, for example, staying at partner hotels, renting cars from car rental partners and making purchases with the Lufthansa Visa Card. Miles & More participants who accrue a certain number of award miles are awarded a special status that entitles them to certain privileges, such as access to more than 55 Lufthansa-owned lounges and to the lounges of partner airlines as well as waiting list priority. Miles & More currently has approximately 9 million participants.

The core elements of Lufthansa's marketing approach are:

- expansion of Lufthansa's status as a premium service provider to achieve wider brand recognition and competitive advantages based on customer-focused improvements (see "– Quality improvements and expansion of premium services");
- pursuit of a differentiated and segmented marketing approach through focused marketing to specific target groups who have been selected on the basis of demographic and geographic criteria;
- expansion of Lufthansa's international presence through targeted, geographically differentiated marketing campaigns, including the recruitment of non-German accrual partners and participants for the Miles & More program; and
- continuous improvement of Lufthansa's understanding of its customers' needs and preferences through comprehensive and detailed customer analyses.

Alliances and cooperative arrangements

Star Alliance

Lufthansa is one of the five founding members of Star Alliance, a cooperative and marketing arrangement of international airlines that was founded in May 1997. Star Alliance currently has 15 members: Lufthansa, Air Canada, Air New Zealand, All Nippon Airways, Asiana Airlines, Austrian Airlines, British Midland, LOT Polish Airlines, Scandinavian Airlines System, Singapore Airlines, Spanair, Thai Airways, United Airlines, U.S. Airways and VARIG Brazilian Airlines. In March 2004, South African Airways and TAP-Air Portugal announced their intention to join Star Alliance.

Star Alliance's route network covered more than 750 destinations in more than 130 countries as of March 31, 2004.

Star Alliance is structured, not as a legal merger of its member airlines' operations, but as a network of bilateral or multilateral agreements between its individual members. These agreements range from those covering mutual recognition of frequent flyer programs, code sharing and joint servicing of certain routes, to those that provide for equity participations between member airlines. Lufthansa's joint Star Alliance flight operations encompass bilateral or trilateral cooperation agreements with Austrian Airlines, with SAS and British Midland, with United Airlines and with Singapore Airlines, Air Canada, All Nippon Airways, LOT Polish Airlines, Spanair, Thai Airways, U.S. Airways and VARIG Brazilian Airlines. Some joint flight operations include sharing profits and losses on certain routes between or among partner airlines. Some joint flight agreements provide for an upper limit for the losses that are to be borne by Lufthansa and its partner airlines and also limit Lufthansa's share of the profits from joint flight operations on certain routes. In such cases, Lufthansa does not share proportionately in the profits or losses of joint flight operations. See "Risk Factors – Risks related to Lufthansa's business and the airline industry – Lufthansa faces risks from its strategic alliances and cooperative arrangements".

Star Alliance sponsors wide-ranging, joint advertising campaigns in the print and electronic media. Each Star Alliance member airline may use the Star Alliance logo in conjunction with, and, in certain cases, next to, its own logo. This provides each member airline with a global trademark and, in turn, promotes the member's own trademark. Star Alliance members are prohibited from entering into cooperative arrangements with airlines that are members of competing alliances, the only exception being for arrangements that were in existence prior to the member's joining Star Alliance.

Star Alliance is currently the world's largest airline alliance, measured in terms of passenger volume, number of destinations served and number of daily flights. Lufthansa views Star Alliance membership as a key factor for its future success, especially in the context of intercontinental connections. Lufthansa believes that its Star Alliance membership provides the following major advantages:

- **Feeder flights to and from hub airports.** This is especially the case for intercontinental connections (capacity utilization rates for larger aircraft).

- **Expanded route network.** Star Alliance gives Lufthansa indirect access to additional routes, while avoiding the risks associated with undertaking an expansionist strategy on its own. In addition, through code-sharing arrangements with Star Alliance member airlines, Lufthansa has the opportunity to compete with airlines on routes that it otherwise might not be able to serve.

- **Mutual recognition of frequent flyer programs.** Participants in the frequent flyer programs of Star Alliance member airlines may collect and redeem their flight miles with any other member airline. Customers become eligible to receive awards earlier and to reach preferred customer status more quickly.

- **Marketing cooperation.** Star Alliance member airlines are involved in major joint marketing efforts. This helps them to promote their international image and create a larger sales network than would be possible if they were to market themselves independently.

- **Comprehensive worldwide services.** Star Alliance membership strengthens customer loyalty through the worldwide provision of services, including issuing tickets, booking reservations, check-in and baggage transfer services and access to airport lounges at all major Star Alliance destination airports.

- **Cost savings.** Star Alliance member airlines are able to improve their profits and reduce their costs by taking advantage of synergies, including joint operation of ground facilities such as check-in counters. Star Alliance members also cooperate on the purchasing side in relation to, for example, aircraft acquisitions.

Lufthansa Regional

In October 2003, Lufthansa and its partner airlines Air Dolomiti, Augsburg Airways, Contact Air, Eurowings and the Lufthansa CityLine realigned and rebranded their cooperative arrangement under the banner "Lufthansa Regional". Lufthansa is the sole owner of Lufthansa CityLine, and Air Dolomiti and is part owner of Eurowings. See "– Participations". Augsburg Airways and Contact Air are not Lufthansa affiliates.

Under the "Lufthansa Regional" banner, all regional flights of the participating airlines are jointly coordinated in a mutually agreed timetable, which is closely coordinated with Lufthansa's own timetable. The underlying aim of Lufthansa Regional is to expand Lufthansa's route network, especially in relation to the coverage of smaller destinations. Lufthansa believes that Lufthansa Regional will be an important factor in strengthening Lufthansa's competitive position. Since its launch, Lufthansa Regional has enabled Lufthansa to improve the number of its regional point-to-point and feeder flights. Lufthansa Regional's feeder routes fly primarily to the Frankfurt/Main and Munich hub airports to allow passengers to travel to their final destinations, primarily on flights operated by Lufthansa and other Star Alliance member airlines, as well as on flights operated by other carriers. Lufthansa Regional's customers benefit from a wide range of feeder flights to and from Lufthansa's Frankfurt/Main and Munich hub airports, decentralized direct flights from important business regions such as Düsseldorf and Hamburg and cross-linkages between internal German flights and European flights. In addition, Lufthansa Regional's joint aircraft reserve planning and coordination of repair and maintenance work improves the reliability and efficiency of flight operations.

Lufthansa Regional flights are operated on behalf of and for the account of Lufthansa, which bears the commercial risk of these flights. Lufthansa Regional partner airlines provide Lufthansa with the necessary aircraft and crews for flights pursuant to so-called wet lease agreements, which contain specific conditions governing the assignment of aircraft, cockpit and cabin crews as well as the assumption of maintenance, insurance, and other airline operating expenses. At present, most wet lease agreements are renewed on a monthly basis and are expected to eventually be converted into long-term agreements, similar to one that has already been entered into with Augsburg Airways.

Additional cooperative arrangements

Lufthansa also has cooperative arrangements with a number of other international airlines that are not members of Star Alliance. While the scope of these arrangements vary, they usually cover code-share flights for cross-border traffic between Germany and the other airline's home country market. The cooperative arrangements usually provide for the mutual recognition of Lufthansa's Miles & More program and the other airline's frequent flyer program. Lufthansa cooperates within Europe with Adria Airways, Air One, Croatia Airlines, Czech Airlines, Cimber Air, Cirrus Airlines, Luxair and Maersk Air and outside Europe with Air China, Air India, Mexicana, Shanghai Airlines and South African Airways. South African Airways recently announced its intention to join Star Alliance.

Competition

The passenger airline market is characterized by intense competition both in the German and European market as well as in the long-haul market. In each of these markets, the Passenger Business segment competes with airlines that, in some cases, have more favorable cost structures than Lufthansa. This is particularly true of no-frills carriers, whose business model is based primarily on the provision of point-to-point flight services. See "Risk Factors – Risks related to Lufthansa's business and the airline industry – The airline industry is extremely competitive, and Lufthansa must compete with both national airlines and no-frills carriers".

Lufthansa views itself as a network carrier offering passengers connections to a vast number of German, European and intercontinental destinations via its hub airports in Frankfurt/Main and Munich. This business model is fundamentally different from the no-frills carrier business model. Lufthansa also views itself as a premium airline offering passengers a higher level of service, which sets Lufthansa apart from the no-frills carriers. See "– Quality improvements and expansion of premium services".

Lufthansa's main competitors on German domestic flights are Deutsche BA and Germania airlines.

Within Europe, Lufthansa competes with no-frills carriers, such as Air Berlin, EasyJet and Ryanair. Lufthansa's major competitors on routes from German cities to other European cities are typically the national airlines operating in their home markets, including, Air France on flights from Germany to France, British Airways on flights from Germany to the United Kingdom and Alitalia on flights from Germany to Italy.

Lufthansa's major competitors on intercontinental routes are the member airlines of the two other large airline alliances: Oneworld, whose leading member airlines include British Airways and American Airlines, and Sky Team, whose leading member airlines include Air France/KLM and Delta Airlines. To date, no-frills carriers have not become players on intercontinental routes.

Participations

Lufthansa CityLine

Lufthansa CityLine is a regional airline that has been wholly owned by Deutsche Lufthansa AG since 1993 and is a Lufthansa Regional member airline. Lufthansa CityLine currently operates more than 1,500 flights weekly to 13 destinations in Germany and 51 destinations in the rest of Europe. Lufthansa CityLine operates feeder flights to and from regional airports to Lufthansa's Frankfurt/Main and Munich hub airports and point-to-point flights between different regional destinations.

As of March 31, 2004, Lufthansa CityLine had a fleet of 86 aircraft and 2,497 employees.

Air Dolomiti

The Italian regional airline Air Dolomiti has been wholly owned by Lufthansa since 2003 and is a Lufthansa Regional member airline. Air Dolomiti flies primarily from northern Italy, offering more than 400 flights per week to 23 destinations in Europe.

As of March 31, 2004, Air Dolomiti had a fleet of 22 aircraft and 543 employees.

Eurowings

On January 1, 2001, Lufthansa acquired a 24.9% stake in the German airline Eurowings Luftverkehrs AG. As of April 1, 2004 Eurowings' majority shareholder exercised a put option over an additional 24.1% of Eurowings shares, which increased Lufthansa's stake in Eurowings to 49.0%. Lufthansa would be obligated to purchase an additional 50.9% of Eurowings to the extent that the majority shareholder exercises its remaining put options, which could occur, at the earliest, beginning November 1, 2004, with six-months' prior notice. In addition, Lufthansa, for its part, is entitled to require the majority shareholder to sell up to 50.9% of its interest in Eurowings to Lufthansa or one or more third parties beginning on November 1, 2004, with six-months' prior notice. As of the date of this Offering Circular, none of the outstanding put or call options have been exercised. Other investors currently hold the remaining 0.1% of Eurowings.

As of March 31, 2004, Eurowings had a fleet of 50 aircraft and 1,685 employees. Eurowings offers more than 238 flights daily to more than 32 destinations in ten countries. These include flights offered by its Germanwings GmbH subsidiary, a no-frills carrier operating from Cologne/Bonn Airport.

British Midland

In December 2000, Lufthansa acquired a 20% stake in the U.K. airline British Midland plc, which has since been increased to one share less than a 30% stake. Other British Midland shareholders include Sir Michael Bishop and individuals who are either associated with him or are members of the British Midland's management team. Lufthansa has granted these shareholders a put option to sell a further 10% stake in British Midland to Lufthansa at agreed minimum exercise prices. In addition, another option has been granted for the period from December 2005 through June 2009 to sell to Lufthansa additional shares in British Midland at agreed minimum exercise prices. Upon the exercise of these options, Lufthansa would become the majority shareholder in British Midland. In addition, SAS currently owns a 20% stake in British Midland.

According to information provided by British Midland, it has a fleet of 41 aircraft and offers over 2,000 flights per week to destinations in 11 countries. British Midland is also a Star Alliance member airline.

Action Plan to Secure Long-Term Competitiveness

Lufthansa is implementing a series of measures to reduce costs and improve efficiency as part of its "Action Plan to Secure Long-Term Competitiveness". This plan aims to improve Lufthansa's results by €1.2 billion by the end of 2006. For 2004, Lufthansa has identified projects and initiatives of approximately €430 million, half of which are currently being implemented. The action plan's core elements include:

- **Reducing the cost of operating in Germany.** In autumn of 2003, German air transport companies joined together with the German Federal Government and the individual German states to form the "Air Traffic for Germany" initiative. This initiative, whose members include Lufthansa, Fraport AG, Munich Airport GmbH and the German Air Traffic Control Agency, aims to improve overall competitive conditions in Germany.

- **New ticket sales model in Germany.** To reduce its ticket distribution costs, Lufthansa has begun reorganizing its ticket sales distribution network. Under its new sales model, Lufthansa will cease paying basic sales commissions to travel agencies in the future. Instead, the price for a ticket purchased at a travel agency will be made up of the net price for the Lufthansa flight, including taxes and charges, plus any service fee the travel agency may charge for booking the flight. See "– Litigation and antitrust proceedings." Lufthansa also intends to expand its direct ticket sales, including its online ticket sales.

- **Improving purchasing arrangements with external and internal suppliers.** Lufthansa has identified additional cost saving potential through joint purchasing initiatives with its Star Alliance partners and the expansion of its e-procurement activities. The Passenger Business segment's internal suppliers, in particular, the MRO, Catering and IT Services segments, are expected to make a large contribution to reducing costs.

- **Flexible working hours.** To facilitate Lufthansa's ability to adapt quickly to market changes and attain savings in personnel costs, Lufthansa, in cooperation with employee representatives and unions, is developing concepts, such as flexible annual working hours, to increase productivity on its continental European flights. Lufthansa is currently in discussions with the ver.di public service workers' union, the UFO independent flight attendants union and the Vereinigung Cockpit pilots union. Lufthansa is also seeking

special arrangements for its individual business segments to enable them to match the cost structures of their competitors.

- **Restructuring European traffic.** Lufthansa has implemented a number of measures to improve the productivity of its intra-European flight operations. Lufthansa intends to increasingly replace indirect flights with point-to-point services. This is expected to increase the number of hourly flight movements, improve operating processes and shorten flight times and aircraft ground time. The recent formation of Lufthansa Regional was another significant part of Lufthansa's restructuring of its intra-European flight traffic. See "– Alliances and cooperative arrangements – Lufthansa Regional".

Logistics segment: Lufthansa Cargo

Lufthansa Cargo AG, a wholly owned subsidiary of Deutsche Lufthansa AG, was founded on November 30, 1994, as a stand-alone company in the Lufthansa Group. Lufthansa Cargo's core business is the provision of airport-to-airport air-freight services. Lufthansa Cargo markets and operates its own cargo fleet as well as the entire freight capacity of Lufthansa's passenger aircraft. Lufthansa Cargo is one of the market leaders in international freight traffic, with a transport volume of approximately 1.58 million tons of freight and mail and sales of approximately 7.089 billion RTKs in 2003.

On March 31, 2004, the Logistics segment had 5,083 employees.

The following table presents some key figures from the Logistics segment for periods indicated:

	Three months ended March 31,		Year ended December 31,		
	2004	2003	2003	2002	2001
Volume of freight and mail transported (in thousands of tons)[1]	414	384	1,580	1,625	1,656
RTKs (in millions)	1,857	1,719	7,089	7,158	7,081
Cargo load factor (%)[1]	68.9	65.5	65.6	66.6	62.8
Total revenue (€ in millions)[2]	545	533	2,161	2,350	2,438
Segment result (€ in millions)[3]	(13)	(3)	34	168	66

(1) Freight and mail volume and cargo load factor data have not been audited.
(2) Includes inter-segment revenues in the amount of €14 million in 2003, €12 million in 2002, €16 million in 2001, less than €1 million in first three months of 2004 and €3 million in the first three months of 2003.
(3) Segment results in accordance with IAS 14.

Network and fleet

The Lufthansa Cargo route network currently includes more than 450 destinations, which are served by cargo and passenger aircraft as well as by Lufthansa-commissioned vehicles providing forwarding services. The bulk of the transported cargo is handled through the Lufthansa Cargo Center at Frankfurt/Main Airport. In Cologne, Lufthansa Cargo maintains a large terminal for its European express services. It also has cargo handling capacity at all other major German airports. Freight volumes transported by Lufthansa Cargo from regions with high levels of exports, such as Asia, tend to be significantly higher than freight volumes transported to these regions. To accommodate varying freight volumes, regularly scheduled flights in Lufthansa Cargo's transport network include a series of triangular flights and global round-trip flights, in addition to point-to-point connections.

Lufthansa Cargo's air-freight fleet included 14 MD-11F aircraft and eight Boeing 747-200 aircraft as of March 31, 2004. Lufthansa Cargo plans to reduce its cargo fleet and switch entirely to MD-11F aircraft by 2005. This is expected to generate significant cost savings and to improve cargo capacity utilization rates. Lufthansa Cargo plans to sell all of its Boeing 747-200 aircraft and has purchased five additional used MD-11 passenger aircraft, which will be refitted as cargo aircraft. Lufthansa Cargo has accepted delivery of three of the used MD-11 aircraft. Lufthansa Cargo expects to put two of the used MD-11 aircraft into operation by the end of 2004 and the other three aircraft at the beginning of 2005. With respect to the Boeing 747-200 aircraft that are to be sold, Lufthansa Cargo plans to enter into arrangements with the buyers to permit Lufthansa Cargo to charter freight

capacity on some of the aircraft, if necessary. This will enable Lufthansa Cargo to have access to additional freight capacity to service peak volumes.

Participations, alliances, and partnerships

Lufthansa Cargo has entered into cooperative arrangements with a number of airlines. Lufthansa Cargo, SAS Cargo, and Singapore Airlines Cargo have been working together in the WOW Alliance since April 2000. The alliance's objective is to harmonize products and services, IT systems and distribution and handling processes. The WOW Alliance reached its first milestone in October 2001 with the introduction of its first standardized express services. Since then, freight services, as well as express services for heavy cargo, have also been standardized and are now available for booking on each partner's reservation system for delivery to anywhere in the WOW Alliance's network. In July 2002, Japan Airlines Cargo joined the alliance, substantially strengthening WOW's position in the northern Asian market. Nevertheless, the WOW Alliance still lags behind the Passenger Business segment's Star Alliance in terms of the scope of cooperation and integration. Lufthansa Cargo is currently exploring whether and how the WOW partners' cooperation within the alliance might be improved.

For the transport of packages to any of over 500 destinations in the WOW network, uniform product assurances apply to ensure seamless transport and to enable customers to track and call up the delivery status of their packages at anytime.

The following table gives an overview of certain key data for the WOW Alliance:

WOW Alliance – Total capacity of partner airlines

Hubs	Lufthansa Cargo: Frankfurt/Main and Cologne; SAS Cargo: Copenhagen, Stockholm, Oslo and Gothenburg; Singapore Airlines Cargo: Singapore; Japan Airlines Cargo: Tokyo
Destinations	523 worldwide
Countries served	103 worldwide
Continents	5
Fleet	44 cargo aircraft and 869 passenger aircraft

In addition to the WOW Alliance, Lufthansa Cargo works on a bilateral basis with a number of cargo airlines that are not members of the WOW Alliance. Currently, the Lufthansa Cargo Group has joint ventures with, among others, Air Canada Cargo, Air China, Cathay Pacific Airways Cargo, Eva Air Cargo, Korean Air Cargo, LanChile Cargo, Air New Zealand Cargo and South African Airways Cargo.

In addition to cooperating with DHL Worldwide Express in the operation of a nighttime flight network, Lufthansa Cargo has been working closely with DHL Worldwide Express since March 2004 on intercontinental routes to North America and Asia.

Services

Lufthansa Cargo has positioned itself in the market as a premium provider of air freight services. The premium segment for air-freight services has recently experienced particularly strong growth. While the traditional airport-to-airport business remains Lufthansa Cargo's core business, this business is being supplemented with sales of other logistics services to the extent that this appears to be useful and profitable.

Since 1998, Lufthansa Cargo has been shifting its business systems to time-definite services, or "td.services", which now account for 95% of all packages transported by Lufthansa Cargo. These services enable customers to decide when their deliveries should arrive at the final destination. In the first half of 2000, time-definite services were expanded to include so-called service packages. These packages provide tailor-made solutions for certain categories of goods, including valuable, temperature-sensitive and fragile goods.

Lufthansa Cargo serves the needs of three segments with its service portfolio: the standard segment with "td.Pro", the express segment with "td.Flash" and "td.X" and the specialty segment, which includes the transport of temperature-sensitive goods or perishable products, with service packages such as "Cool/td", "Fresh/td", and "Care/td". In addition, Lufthansa Cargo, in cooperation with its partners, offers additional logistics services that supplement its core airport-to-airport transport business. Lufthansa Cargo's "cd.Solutions" service offers customers three different options for direct delivery and a module for packaging solutions. Lufthansa Cargo also offers a door-to-door solution for pharmaceutical deliveries and an airport-to-door service for perishable and high-priority items.

Forwarding agents in Germany have been able to book almost all of the Lufthansa Cargo Group's services over the internet since October 2000. Since then, eBooking for Lufthansa Cargo's services has become available worldwide. Lufthansa Cargo also offers its customers other ways to book electronically. Using the Global Freight Exchange, or "GF-X", an important internet marketplace for the logistics industry, customers can call up the "td.Flash" express service and the "td.Pro" standard freight service. In addition, Lufthansa Cargo offers an integrated process solution based on electronic data interchange, which enables freight forwarding agents to make bookings directly from their own EDP systems.

With the introduction of its "Business Partnership Program" at the end of 1997, Lufthansa Cargo began a new cooperation with forwarding agents. Since then, eight renowned forwarding companies with worldwide operations have closely integrated their business processes with Lufthansa Cargo's services, as Global Partners. At the regional level, a large number of forwarding companies have also done this as Business Partners. Through these cooperative efforts, Lufthansa Cargo is well positioned to broaden its traditional airport-to-airport air-freight business to include door-to-door services.

Customers

Lufthansa Cargo's customers are predominantly providers of freight and logistics services, or so-called freight carriers. These customers purchase air-freight services to broaden their own portfolio of freight and logistics services. Lufthansa Cargo, at times, enters into cooperative arrangements with these customers itself so that it can offer integrated services, such as for refrigerated and specialty shipments. Moreover, Lufthansa Cargo also serves a number of direct customers. Two of Lufthansa Cargo's largest customers are Deutsche Post and Schenker.

Competition

The air-freight market is characterized by intense competition, both from large, established air-freight companies as well as from smaller providers that operate only a few aircraft and offer a limited range of value-added services. Pricing pressures and excess capacity have increased substantially in recent years, not least due to discount providers. In addition, there is a marked trend towards consolidation in the air freight industry. For example, the proposed merger of Air France and KLM will create the world's largest air freight provider, knocking Lufthansa Cargo from its current leading position. Other competitors of Lufthansa Cargo with significant market shares include Singapore Airlines, Cargolux, Cathay Pacific, Emirates, Korean Air Cargo and British Airways.

MRO segment: Lufthansa Technik

Lufthansa Technik AG, founded in October 1994 as a wholly owned subsidiary of Deutsche Lufthansa AG, is the parent company for the Lufthansa Technik Group. Lufthansa Technik is one of the world's leading providers of technical services for commercial aircraft, engines and associated components. Lufthansa Technik currently counts over 370 airlines and other commercial aircraft operators worldwide among its customers. In addition, Lufthansa Technik is an important component for the reliable performance of Lufthansa's aircraft operations.

The on-going crisis in the international airline industry since the September 11, 2001 terrorist attacks and the resulting cost-cutting by airlines have had a negative effect on the demand for MRO services and have led to overcapacity. This has led to lower volume service contracts and lower margins for MRO providers, including Lufthansa Technik, and a highly competitive pricing environment among competitors. In addition, the

insolvency risk of airlines purchasing MRO services has also increased. Despite these developments and an overall increase in the length of the intervals between overhauls for modern aircraft and component parts, Lufthansa Technik has maintained its leading position in the MRO services market.

On March 31, 2004, the MRO segment had 18,105 employees.

The following table shows the total revenue and segment result of the MRO segment for the periods indicated.

	Three months ended March 31,		Year ended December 31,		
	2004	2003	2003	2002	2001
			(€ in millions)		
Total revenue [1]	770	747	2,852	2,808	2,835
Segment result [2]	60	17	158	215	155

[1] Includes inter-segment revenues in the amount of €1,265 million for 2003, €1,185 million for 2002, €1,294 million for 2001, €367 million for the first three months of 2004 and €344 million for the first three months of 2003.
[2] Segment results in accordance with IAS 14.

Products and services

Lufthansa Technik's range of products and services encompasses the entire spectrum of technical services for modern commercial aircraft. The heart of the group's business is its Overhaul, Development and Logistics Center in Hamburg, Germany. At this center, wide-bodied aircraft are overhauled and maintenance work on aircraft engines, technical equipment and components is performed, and business and regional jets are individually fitted out. The Lufthansa Technik Group's other maintenance centers are located in Frankfurt/Main and Munich.

Lufthansa Technik has divided its activities into five business divisions: Maintenance, Overhaul, Engines, Technical Equipment Supplies and Completion.

In the Maintenance division, Lufthansa Technik carries out the many tasks associated with technical maintenance for Lufthansa's aircraft fleet and the aircraft fleets of other airlines and commercial aircraft operators around the world.

Lufthansa Technik has maintenance stations for inspections of aircraft at major airports in Germany and at around 50 other locations worldwide. Its largest maintenance center is at Frankfurt/Main Airport and has three large hangars and more than 3,000 employees.

In addition to maintenance services, Lufthansa Technik provides, in connection with the acquisition and equipping of aircraft, consulting services to airlines regarding the optimal commercial and technical use of aircraft, the design of maintenance plans and the procurement of replacement parts. Maintenance planning is supplemented by regular inspections of aircraft. In the summer of 2003, Lufthansa launched its "Aircraft Maintenance Analyzing System", which reports malfunctions to Lufthansa Technik's maintenance centers while aircraft are in flight, thereby expediting the scheduling of maintenance and the procurement of replacement parts and reducing aircraft downtime.

Aircraft overhauls, in particular the "D" Check inspection, form the core of the Overhaul division's technical aircraft services. Lufthansa Technik's main overhaul centers are located in Hamburg, Germany; Shannon, Ireland; Budapest, Hungary; Beijing, China; and Manila, Philippines. Lufthansa Technik also has a maintenance facility in Malta for "C" Check inspections.

Alongside engine maintenance and overhaul services, the Engine division is developing new and improved methods for overhauling and repairing engine parts. An example is the Advanced Recontouring Process for the reconditioning of used compressor blades. To lower the cost of performing less complex repair services, such as repairs of engine blades, Lufthansa Technik acquired a 50% stake in the Malaysian company Airfoil Services, which Lufthansa jointly operates with MTU Aero Engines GmbH. In addition, Lufthansa Technik makes replacement engines available to customers while their engines are being overhauled.

In the Technical Equipment Supplies division, Lufthansa Technik has integrated the various services necessary for rapid worldwide supply of replacement parts, a prerequisite for reliable airline operations. In addition, Lufthansa Technik maintains various pools of spare parts so that customers do not need to maintain a warehouse of spare parts themselves.

Lufthansa Technik's Completion division handles the outfitting of VIP and business aircraft. At the completion center in Hamburg, aircraft are upgraded for maximum comfort. Wide-bodied aircraft are fitted out in Hamburg and smaller business jets are fitted out in Tulsa, Oklahoma by Bizjet International Sales & Support.

Technical innovation and new product development

In addition to its years of experience, its wide range of services and its extensive presence in all major markets, Lufthansa Technik views its technical innovation expertise and its ability to develop new products and repair methods as major competitive advantages.

Lufthansa Technik is one of the market leaders in equipping commercial aircraft with high-speed satellite data connections. In cooperation with Lufthansa Systems and Connexion by Boeing and Cisco Systems, Lufthansa Technik has adapted, and had certified, internet technology for use onboard aircraft. In addition, Lufthansa Technik received the first technical permit for the installation of a wireless network inside an aircraft cabin. Lufthansa Technik is also developing technologies to expand in-flight entertainment options, such as live television.

Lufthansa Technik has implemented an employee incentive program that rewards the development of new repair methods and procedures to reduce maintenance time and save on material costs.

As Lufthansa Technik's largest customers, the Passenger Business and Logistics segments also benefit indirectly from Lufthansa Technik's technical innovations.

Competition

Lufthansa Technik's major competitors include manufacturers of aircraft, aircraft components or engines, such as General Electric, as well as the MRO companies of other large airlines, such as Air France.

Lufthansa Technik also faces competition from smaller, specialized providers of MRO services, which, due to their lower cost base, are able to increase pricing pressure, especially for less complex technical services.

Lufthansa Technik has responded to this competition by offering a comprehensive range of services in a large number of strategically important countries. In addition, Lufthansa Technik is responding to pricing pressure from smaller providers by outsourcing technically less complex services to its centers in Eastern Europe, Southeast Asia, and North America. Lufthansa Technik regards its broad palette of services, its large portfolio of permits and its broad geographical presence as strong competitive advantages.

During the next few years, Lufthansa Technik plans to expand its business in Southeast Asia and North America.

Participations

As of March 31, 2004, Lufthansa Technik AG held direct and indirect stakes in 42 companies, including 15 in Germany, 13 in the rest of Europe, 11 in the Americas and three in Asia. Members of the Lufthansa Technik Group include, among others, Lufthansa Technik Logistik, Lufthansa A.E.R.O., Shannon Aerospace, Lufthansa Technik Philippines, Lufthansa Airmotive Ireland, Hawker Pacific Aerospace and Bizjet International Sales & Support. Since December 2003, Lufthansa Technik AG has owned a 50.2% stake in Airliance Materials, a joint venture with United Airlines and Air Canada for the procurement and marketing of aircraft replacement parts.

Catering segment: LSG Sky Chefs

Lufthansa's catering and other in-flight services are operated by the LSG Sky Chefs Group, whose parent company, LSG Lufthansa Service Holding AG, is a wholly owned subsidiary of Deutsche Lufthansa AG. LSG Sky Chefs is the world's largest provider of in-flight services. LSG Sky Chefs currently supplies in-flight services to approximately 270 international airlines and has operations in 48 countries. LSG Sky Chefs provides food-preparation and logistics services to the airline industry and is active in other areas such as airport gastronomy and event catering. In addition, LSG Sky Chefs Group still currently has operations for the production of ready-to-eat meals for sale in supermarkets and retailing.

As of March 31, 2004, the Catering segment had 31,540 employees.

The following table shows the total revenue and segment result of the LSG Sky Chefs Group for the periods indicated:

	Three months ended March 31,		Year ended December 31,		
	2004	2003	2003	2002	2001
			(€ in millions)		
Total revenue [1]	586	642	2,667	3,076	2,515
Segment result [2]	(81)	(66)	(826)	8	(869)

(1) Includes inter-segment revenue in the amount of €467 million for 2003, €446 million for 2002, €449 million for 2001, €114 million for the first three months of 2004 and €112 million for the first three months of 2003.

(2) Segment results in accordance with IAS 14.

Products and services

LSG Sky Chefs has three business divisions: In-Flight Service Solutions, Convenient Meal Solutions and Complementary Services. In-Flight-Service Solutions, Convenient Meal Solutions and Complementary Services generated 70%, 17% and 13%, respectively, of the Catering Segment's revenue in 2003.

In 2003, the In-Flight Service Solutions division generated 43% of its revenue in North and South America, 52% in Europe, the Middle East and Africa and 5% in Asia/Pacific. The division's largest customers are Lufthansa, American Airlines, SAS, Northwest Airlines, US Airways and United Airlines, with approximately one-third of its total revenue in 2003 being received from Lufthansa and American Airlines.

LSG Sky Chefs' In-Flight Service Solutions division primarily offers catering services by supplying airlines with in-flight meals and beverages. In addition to traditional airline catering, the division has developed a new "Buy-on-Board" catering concept, which has been introduced on U.S. airlines and, to a lesser extent, on European airlines. Buy-on-Board offers passengers the opportunity to purchase meals and beverages during flights, primarily on routes where airlines no longer offer free meals as part of the ticket price. The Buy-on-Board product line caters to both the mid-range price segment and the premium price segment. Prices for Buy-on-Board products are set on the basis of flight duration and the time of day. The products are sold generally by flight attendants, using containers provided by, and for the account of, LSG Sky Chefs. LSG Sky Chefs pays the airlines a set fee for allowing Buy-on-Board products to be sold on their flights. At the end of a flight, flight attendants settle up their sales revenue with, and return the unsold products to, a service company contracted by LSG Sky Chefs. Much of the success of the Buy-on-Board concept depends on whether passengers have been informed about the opportunity to purchase in-flight meals and beverages prior to boarding their flights.

In 2000 and 2001, LSG Sky Chefs expanded its activities in the United States into the Convenient Meal Solutions division, which supplies supermarkets, other retailers and restaurants with ready-to-eat food products under the Chef Solutions trademark. An aggressive price war subsequently broke out in this market segment, particularly in the area of ready-to-eat meals, which ultimately led to a sharp fall in margins. To restrengthen its focus on its core business of In-Flight Service Solutions, LSG Sky Chefs has entered into an agreement for the sale of its Chef Solutions operations, which is subject to corporate and antitrust approvals. The agreed sales price falls short of the book value of operations that are being sold.

The Complementary Services division brings together the following activities: Airport Gastronomy, Event Catering and Airport & Corporate Retail. LSG Sky Chefs has more than 120 airport gastronomy establishments in Germany, Austria, Italy, the United States, Hong Kong, Singapore, Guam and Saipan, including over 90 airport restaurants, 20 airport lounges, ten motorway rest stops and five theater restaurants. Lufthansa Party Service is among Germany's leading event organizers. LSG Food & Nonfood Handel GmbH operates, among others, the Ringeltaube airport retail chain, which sells drug store items, clothing, international beverages and upmarket food products exclusively to airport and airline employees. The LSG Sky Chefs Group intends to discontinue its Complementary Services operations.

Market environment and competition

The September 11, 2001 terrorist attacks, the war in Iraq, SARS and the poor overall development of the airline industry worldwide during the past three years have led to a sharp decline in demand for catering services. Airlines have increasingly reduced their in-flight meal and beverage services and have demanded price concessions from their catering suppliers in order to reduce costs. Until 2001, LSG Sky Chefs was able, despite the bargaining strength of its airline customers, to use increasing passenger volumes to offset price concessions, largely without reducing its margins. Since 2001, a significant drop in demand has led to overcapacity and falling prices in the airline catering market, which has been further exacerbated by aggressive pricing by competitors.

LSG Sky Chef's main competitor in the United States and Europe is GateGourmet.

In the United States, airlines had already begun to reduce their in-flight meal and beverage services at the beginning of the 1990s. This development was exacerbated in the aftermath of the September 11, 2001 terrorist attacks. Today free meals are generally no longer offered in economy class on U.S. domestic flights. It was against this background that LSG Sky Chefs developed its Buy-on-Board concept.

Although airlines have also begun to reduce their in-flight meal services in Europe, the growing market presence of no-frills carriers is presenting new opportunities for the Buy-on-Board concept. In addition, LSG Sky Chefs is attempting to participate in the growth of the airline industry in Eastern Europe.

In the Asian market, airlines have traditionally provided a large percentage of their in-flight catering needs themselves. In addition, individual airlines often have had bilateral supply arrangements with each other. This market structure has tended to support relatively high prices. Recently, however, Asian airlines have been increasingly outsourcing their in-flight catering operations and have been using bilateral supply arrangements less frequently. This development is opening up market-entry opportunities in this region for in-flight catering companies. However, the investments required to enter the Asian market have generally acted as a barrier to entry. As a result, there is still a relatively low level of competition in the Asian market.

Falling demand and prices for in-flight catering and associated services have forced LSG Sky Chefs to implement cost-cutting measures and to realign its business model, especially in the United States.

Focused restructuring

In response to poor economic conditions, growing cost pressures and a decline in results, LSG Sky Chefs has initiated wide-ranging restructuring and reorganizational measures. Several thousand jobs have already been eliminated; several businesses have been closed; and organizational structures have been streamlined. The costs for LSG Sky Chef's food-processing operations still need to be adjusted to market conditions, particularly as regards long-term lease contracts. LSG Sky Chefs is currently attempting to renegotiate lease contracts with landlords. It also seeks to sell or close unprofitable kitchens.

LSG Sky Chefs expects to achieve significant cost savings by standardizing methods and procedures in its remaining production operations. Whenever it appears to make good business sense, LSG Sky Chefs plans to outsource catering work, either entirely or in piecemeal fashion, including outsourcing individual steps in the catering process, such as dishwashing. Additional potential savings are expected from the use of worldwide outsourcing alternatives, with risks associated with purchasing services externally being reduced through service-level agreements. In addition, LSG Sky Chefs is consulting with its customers on ways to simplify their requirements and specifications and on outsourcing of the procurement processes for catering services.

To the extent it makes strategic and business sense, LSG Sky Chefs also intends to take advantage of emerging opportunities in Eastern Europe and Asia by strengthening its sales efforts and submitting applications for strategically important licenses for the manufacture of catering products. In June 2003, LSG Sky Chefs assumed catering responsibilities for Asiana Airlines in Korea.

Leisure Travel segment: Thomas Cook

Lufthansa's Leisure Travel segment is concentrated in Thomas Cook. Thomas Cook is controlled by Thomas Cook AG (formerly C&N Touristic AG), a 50–50 joint venture between Deutsche Lufthansa AG and KarstadtQuelle AG.

Condor Flugdienst GmbH, NUR Touristic GmbH and their subsidiaries have combined their activities within Thomas Cook so that integrated leisure travel and related services can be provided. C&N Touristic AG acquired the travel business of the French company Havas Voyages in June 2000 and the British travel company Thomas Cook Holdings in April 2001, thereby attaining a significant market presence in France and the United Kingdom. C&N Touristic AG subsequently changed its name to Thomas Cook AG. However, Thomas Cook still markets its services under the group's established trademarks in each of its national markets. Thomas Cook's objective is to position its group's trademarks so that they are clearly distinguishable in national markets and serve various market segments, from low-budget providers to upscale providers.

Thomas Cook covers the entire value-added chain for tourism: flights, hotels, tour operators, sales and service agencies. As of January 31, 2004, Thomas Cook, according to information provided by it, owned more than 30 tour operators, over 3,600 travel agencies worldwide, approximately 76,000 controlled beds and a fleet of 76 aircraft and had approximately 24,000 employees. Thomas Cook has a sales presence in Germany, the United Kingdom, Ireland, France, Belgium, Luxembourg, Holland, Austria, Hungary, Poland, Slovakia, Slovenia, Egypt, India and Canada. In addition, Thomas Cook is active in the currency exchange business in the United Kingdom, as well as in India and Egypt, and operates numerous bureaux de change. Buying and selling of foreign currency continues to make an important contribution to Thomas Cook's revenue.

The size of Thomas Cook and its presence in all important travel regions provides it with flexibility in reacting quickly to shifts in customers' regional travel preferences.

The following table shows selected financial data for the Thomas Cook Group for periods indicated:

	Twelve months ended October 31,		
	2003	2002	2001
		(€ in millions)	
Revenue	7,242	8,059	7,815
Of which tour operators	6,110	6,943	6,503
Of which airlines	667	652	671
Operating results	(214)	(57)	86
Results before taxes	(280)	(141)	59
Group results for Thomas Cook	(253)	(123)	25

Thomas Cook's revenues declined by 10.1% to €7,242 million in its financial year 2002/2003 compared to its financial year 2001/2002. At the same time, other operating income increased from €169 million to €279 million as a result of book profits, mainly from the sale of three Boeing 757-200 aircraft.

In the first quarter of its financial year 2003/2004 (November 1, 2003 through January 31, 2004), Thomas Cook reported revenues in the amount of €1,060 million (first quarter of financial year 2002/2003: €1,117 million) and an operating loss (earnings before interest, tax and amortization) in the amount of €(183) million (first quarter of financial year 2002/2003: €(213) million).

Lufthansa accounts for its investment in Thomas Cook AG using the at-equity method. The following table shows the Leisure Travel segment's results from the at-equity accounting of Thomas Cook AG for periods indicated:

	Three months ended March 31,		Year ended December 31,		
	2004	2003	2003	2002	2001
			(€ in millions)		
Segment result [1]	(76)	(83)	(131)	(67)	7

[1] Segment results in accordance with IAS 14. Thomas Cook AG's financial year ends on October 31. Therefore, Lufthansa's segment results for the years ended December 31, 2003, 2002 and 2001 refer to the corresponding financial years of Thomas Cook AG (November 1 to October 31), and Lufthansa's segment results for the first quarters of 2004 and 2003 refer to the first quarters (November 1 through January 31) of the corresponding financial years of Thomas Cook AG.

Restructuring of business model

Thomas Cook is currently faced with extremely tough price competition in its most important markets. Its customers' price sensitivity has increased substantially in recent years, primarily in Germany but also in Great Britain and Holland. As a result, Thomas Cook has lost market share in these countries to competitors that are particularly aggressive in their pricing.

At the end of 2003, Thomas Cook AG's supervisory board replaced some members of its executive board and expanded the size of the board in order to accelerate the implementation of measures that are deemed necessary to respond to changed market conditions. The new executive board has instituted an extensive cost-cutting program to assist in Thomas Cook's financial recovery. The main focus is on reducing structural costs, both for personnel and materials, increasing flight-only ticket sales, reducing the complexity of product and service offerings, reducing seasonal imbalances and reducing fixed-contract hotel capacity. Another major focus is on lowering personnel costs at Condor Flugdienst GmbH. In addition, Thomas Cook intends to speed up the process of increasing flight-only ticket sales by, among other things, making the Condor logo more visible on Condor aircraft and offering low-price tickets. At the beginning of 2004, Thomas Cook entered into agreements to sell twelve Boeing 757-200 aircraft. Four of these aircraft have already been paid for and transferred to the purchasers. Matching payment with delivery, the group expects to hand over the remaining eight aircraft by October 2004.

Thomas Cook continues to adjust to changes in consumer preferences in the leisure travel market by introducing a number of new offerings. In response to increasingly price-conscious customers, Thomas Cook has begun offering early purchase payment discounts, fixed prices for certain target groups, installment-payment plans and products under the "Bucher" brand in its last-minute business. Thomas Cook has also responded to the demand for individual products by expanding its flight-only ticket sales, providing individually booked services for package tours and more frequent departure dates. Additional new products include individually booked promotions, such as city tours, educational trips and adventure tours.

IT Services segment: Lufthansa Systems

With the creation of Lufthansa Systems GmbH on January 1, 1995, Lufthansa spun off all of its data processing operations into a separate company. On January 1, 2001, the IT Services segment was restructured. The data processing business, which the company had previously operated itself, was spun off into several independently operated subsidiaries. Lufthansa Systems Group GmbH is now the holding company for the Lufthansa Systems Group.

The Lufthansa Systems Group offers an extensive range of IT solutions and services for airlines, aviation and transport companies, as well as the infrastructure industry. Although the IT Services segment continues to generate the bulk of its revenues internally from other Lufthansa group companies, external revenues from third-party customers have grown steadily in the past few years. The Lufthansa Systems Group intends to generate more than half of its revenues from external customers by 2006, including customers not engaged in aviation and related businesses.

In the airline network planning and control area, Lufthansa Systems offers a broad range of products and services to enable airlines to manage and control their core businesses. These include planning and control

systems for aircraft fleets, flight operations and crew management, as well as systems for controlling revenues and pricing.

In the airline passenger and sales services area, Lufthansa Systems offers airlines IT solutions to support and optimize all passenger-related sales and check-in procedures. In addition to consulting services, Lufthansa offers other important services to customers that enable them to migrate their own IT systems to the Lufthansa Systems platform and enable their IT systems to be operated by the Lufthansa Systems Computer Center. The passenger and sales IT systems of Austrian Airlines, LOT Polish Airlines and British Midland operate on the Lufthansa Systems platform.

Lufthansa Systems' Airline Flight Support division provides complex aeronautical services that make it possible for aircraft operators to optimize critical route- and flightpath-planning processes by means of internet-based information technologies using high-quality cartographic data. For example, Lufthansa Systems compiles navigational data and maps that airlines can use for in-flight preparation and performs flight evaluation for airlines.

Lufthansa Systems' cargo and logistics solutions enable cargo and transport service providers to create continuous, uniform and manageable supply chains.

Lufthansa Systems' MRO services are designed to help aviation companies meet the increasing need for efficiency and quality in conducting their inspection and maintenance procedures.

Lufthansa Systems also offers IT solutions for financial controlling, finance, accounting and personnel management, through its Administration and Finance division, to customers from the aviation industry and related industries.

In the infrastructure services area, Lufthansa Systems develops tailored IT infrastructure solutions. The range of services offered embraces the entire spectrum of IT services, from modular workstation models and Application Service Providing (or providing IT applications by means of internet-supported connections) to IT outsourcing.

In the business process outsourcing area, Lufthansa Systems provides individual outsourcing solutions that involve taking over entire business processes for customers.

As of March 31, 2004, the consolidated companies of the Lufthansa Systems Group employed 3,156 people. The following table shows the total revenue and segment result of the Lufthansa Systems Group for the periods indicated:

	Three months ended March 31,		Year ended December 31,		
	2004	2003	2003	2002	2001
			(€ in millions)		
Total revenue[1]	148	137	611	557	478
Segment result[2]	7	6	55	54	28

(1) Includes inter-segment revenue in the amount of €392 million for 2003, €368 million for 2002, €352 million for 2001, €92 million for the first three months of 2004 and €93 million for the first three months of 2003.

(2) Segment results in accordance with IAS 14.

Service and Financial Companies

The activities of Lufthansa's business segments are complemented by the contributions of Lufthansa companies that provide financial and other commercial services. These companies, together with investments in companies outside the Lufthansa Group's core business areas, are, for the most part, controlled by Lufthansa Commercial Holding GmbH.

As of March 31, 2004, Lufthansa Commercial Holding GmbH held interests in, among others, the following companies:

- Amadeus Global Travel Distribution S.A., (5.1%, other shareholders include Air France and Iberia, with the remainder of shares being widely held);

- Loyalty Partner Gesellschaft für Kundenbindungssysteme mbH (52.6%, other shareholders include Metro, Roland Berger and Alexander Rittweger);

- Lufthansa AirPlus Servicekarten GmbH (100%);

- Opodo Ltd. (19.0%, other shareholders include Air France, Aer Lingus, Alitalia, Austrain Airlines, British Airways, Finnair, Iberia, KLM and Amadeus Global Travel Distribution S.A.; Lufthansa's interest is expected to be significantly diluted in June as a result of a capital increase that is to be subscribed for only by Amadeus Global Travel Distribution S.A.);

- Autobahn Tank & Rast Holding GmbH (30.3%, other shareholders include Allianz Capital Partners, Apax Fonds and, through Betas GmbH & Co. KG, service station leaseholders);

- GlobeGround Deutschland GmbH (100%); and

- Lufthansa Gebäudemanagement GmbH (100%).

Amadeus Global Travel Distribution S.A. operates and manages the AMADEUS reservation and data system, which was developed in 1987 as the European counterpart to computer reservation systems operated by U.S. airlines. The AMADEUS system allows scheduled flight information to be accessed directly via connected terminals and allows electronic reservations to be made. Lufthansa Commercial Holding GmbH sold 13.2% of its interest in Amadeus Global Travel Distribution S.A. in February 2004 on the Madrid Stock Exchange. As a result, Lufthansa Commercial Holding GmbH's interest in Amadeus Global Travel Distribution S.A. was reduced from 18.3% to 5.1%.

Loyalty Partner Gesellschaft für Kundenbindungssysteme mbH operates the PAYBACK bonus program. With more than 25 million cards currently issued, PAYBACK has become one of the leading customer loyalty programs in Germany since its launch in March 2000. Customers can collect rebates in the form of points from well-known companies in various industries and exchange these points for awards or cash.

Lufthansa AirPlus Servicekarten GmbH was spun off from Deutsche Lufthansa AG in 1989 and sells complete solutions for the planning, payment, settlement and analysis of business travel. AirPlus handles more than 1 million accounts and processes 50 million transactions each year.

Opodo Ltd. was formed in 2000 and offers a comprehensive internet travel service. The Opodo website may be used to book flights, hotels, rental cars and vacation travel and purchase insurance. In addition, Opodo also offers last minute travel services and travel guides. Lufthansa intends to reduce its interest in Opodo Ltd. in the foreseeable future.

Autobahn Tank & Rast Holding GmbH was formed in 1951 as a company for the ancillary operations of Bundesautobahn mbH. Tank & Rast has approximately 340 petrol stations, 340 service stations, 55 hotels and 40 kiosks along Germany's motorways. Lufthansa intends to dispose of its interest in Tank & Rast in the near future.

Lufthansa Commercial Holding GmbH acquired the remaining 49% interest in GlobeGround Deutschland GmbH in January 2004, increasing its interest to 100%. GlobeGround Deutschland GmbH offers an entire range of ground-handling services at various German airports.

Lufthansa Gebäudemangement GmbH, was created in 1996 from the spin-off of Lufthansa's central department for maintenance, construction and technical equipment. Lufthansa has sold Lufthansa Gebäudemanagement GmbH to Hochtief effective June 1, 2004, subject to approval by the German Federal Antitrust Authority.

In addition, Lufthansa Commercial Holding GmbH holds interests in certain property and financing companies. These include, among others, the property company for Terminal 2 at Munich airport and several leasing companies in the Lufthansa Group.

Early warning and risk management system

As an international air transport company, Lufthansa is subject to general business and industry-specific risks, including, in particular, capacity and utilization risks, strategy risks, political risks, operational risks, procurement risks, pricing risks, IT risks and finance and treasury risks.

Lufthansa's risk policy aims to permit business opportunities to be exploited as long as the additional risks involved bear a reasonable relationship to the additional value generated. Risk management is a fundamental element of Lufthansa's business processes and decision-making.

The management of opportunities and risks is an integral component of Lufthansa's corporate management. Lufthansa's early warning and risk management system comprises a number of components that are systematically embedded in all of the group companies' organizational structures and operational procedures. Lufthansa does not have an independent organizational body for risk management. Instead, risk management is viewed as a basic responsibility of the heads of each of Lufthansa's business units and of the process and project managers of the group companies. As part of their management duties, these individuals are required to ensure that employees actively participate in risk management.

A risk management committee made up of the heads of Lufthansa's group departments, which include Financial Control, Legal, Audit, Finance, Accounting, Controlling and Insurance, is responsible for ensuring that adequate procedures and processes are in place for the on-going assessment and management of risks. Any significant risks that could potentially threaten Lufthansa's earnings and continued existence are documented in a risk map, which is regularly updated. Significant risks are defined as those that could hurt at least one-third of the earnings needed to maintain the substance of the Company. Potential interdependencies between the risks are included when making this assessment. The risk management committee is responsible for the ongoing review and development of the risk management system and reports regularly to the Executive Board. The committee further develops risk policy and monitors compliance with this policy within Lufthansa. It also makes this risk policy known, formulates documentation procedures and initiates the necessary reviews of individual aspects of the risk management system through the internal audit department.

The measures for the early recognition and management of risks as part of Lufthansa's risk management system are also regularly reviewed and supplemented. Appropriate measures to limit and manage individual risks have been put in place, together with adequate insurance solutions.

Risk analysis and risk management are also anchored in Lufthansa's strategy development and are included in its operational planning.

Environmental issues

The environmental regulations of most relevance to Lufthansa relate to aircraft noise and pollutant emissions. Lufthansa has a comparatively new fleet that meets all current environmental standards. Lufthansa has removed all of its older and noisier "Chapter II" aircraft from service. Lufthansa has also introduced its "Program for Quiet Aircraft" to further reduce noise emissions through technical measures. In addition, Lufthansa participates in the research group *Leiser Verkehr* ("Quiet Traffic") and various other environmental research projects in Germany and in the European Union.

Most of Lufthansa's aircraft already meet the stricter "Chapter IV" standards, which will become effective in 2006. However, Lufthansa cannot exclude the possibility that future regulations relating to aircraft noise and pollutant emissions will not further limit air traffic.

Environmental issues are also relevant to the operations of various Lufthansa subsidiaries. This applies in particular to the Lufthansa Technology Group, which stores, processes and discharges hazardous substances at its Hamburg site. This site will participate in the emissions trading systems, which become effective in 2005. Impurities in groundwater that were discovered at the Frankfurt/Main and Hamburg sites are expected to be rectified with the installation of ground water treatment systems. Lufthansa has already created a provision for this expenditure. Similar environmental problems could also occur at the leased filling stations of Autobahn Tank & Rast Holding GmbH, a company in which Lufthansa holds an interest.

The environmental management of Lufthansa CityLine GmbH and Lufthansa Technik AG has been certified under the EU's Environmental Management and Audit Scheme (EMAS II) and ISO 14001.

Employees

As of March 31, 2004, Lufthansa had a total of 93,479 employees (of whom, 31,390 were employed by Deutsche Lufthansa AG), 233 more than on December 31, 2003.

In 2003, Lufthansa employed approximately 94,798 people, or 663 more than in 2002. This increase was due to the expansion of the group of consolidated companies.

In 2002, Lufthansa employed approximately 94,135 people, or 6,160 more than in 2001. This increase was primarily due to the first-time consolidation of the LSG Sky Chefs Group as of June 1, 2001.

Lufthansa views its employees as a key factor for its business success and believes that it has a good relationship with its employees.

Employee representation

In Germany, the general terms of employment and salaries for non-management employees are generally set in collective agreements between industry associations and trade unions.

Although Lufthansa is a member of the *Arbeitsrechtliche Vereinigung Hamburg* ("Hamburg Labor Law Association"), Lufthansa's salary policy department is generally solely responsible for determining and negotiating the terms of collective agreements that cover more than 59,000 Lufthansa employees in Germany.

Lufthansa's employees are represented by the following unions: The cockpit personnel of Deutsche Lufthansa AG and several of its subsidiaries, including Lufthansa Cargo AG and Lufthansa CityLine GmbH, are represented by the *Vereinigung Cockpit* ("Cockpit Association"), the German pilots' union. Ground staff and flight attendants of the German companies in the Lufthansa Group are represented by "ver.di", the union with the largest number of members in the German Union Association (*Deutscher Gewerkschaftsbund*). In addition, there is an employee representation organization for flight attendants that is independent of ver.di and the German Union Association called the *Vereinigung Unabhängiger Flugbegleiter* ("Association of Independent Flight Attendants").

Collective agreements

Lufthansa's policy regarding wage increases has been strongly affected over the past ten years by its near collapse in 1992 and the measures that were implemented in the following years to help Lufthansa regain its financial strength. The joint aim of Lufthansa and the unions during their negotiations at the time was a restructuring that would create a stable competitive basis for Lufthansa.

The remuneration agreement concluded with the Cockpit Association for Lufthansa pilots was recently extended when the association did not exercise its right to extraordinary termination of this agreement on April 30, 2004. The agreement may now be terminated at the end of each quarter. Lufthansa has completed initial negotiations with the Cockpit Association and is confident that it will be able to conclude a collective agreement that Lufthansa believes is reasonable.

The current remuneration agreements covering ground and cabin staff of Lufthansa AG and several of its subsidiaries were concluded in the spring 2003 negotiation round. These agreements cannot be terminated prior to December 31, 2004. See "Risk Factors – Risks related to Lufthansa's business – Lufthansa is dependent on good relations with its employees and their unions".

At the beginning of May 2004, Lufthansa CityLine, the Cockpit Association and the Association of Independent Flight Attendants entered into collective agreements for Lufthansa CityLine's pilots and cabin personnel. The industry-wide collective agreement for pilots and cabin personnel was fundamentally revised in the new

agreement in order to enable Lufthansa CityLine to increase its fleet utilization rates and to provide it with more flexibility in scheduling staff. The agreement has a term of 33 months and is binding until December 31, 2006. The remuneration agreements were extended by 30 months without salary increases. The parties also agreed on a number of new regulations. For example, overtime flight hours for pilots will no longer be calculated monthly but over a rolling period of twelve months. A corresponding commitment was also agreed to by cabin personnel. In addition, the calculation of flight hours is to be modified for the entire crew, and staff scheduling is to be made more flexible.

Pension commitments

As early as June 2003, Lufthansa resolved to back its obligations under German pension plans within 10 to 15 years with a special securities fund and to successively move these obligations off its balance sheet. As of December 31, 2003, Lufthansa's pension obligations totalled €4.3 billion. See "Management's Discussion and Analysis of Financial Condition and Results of Operations – Critical accounting policies – Pension provisions".

A master fund will be created on Lufthansa's balance sheet, which will be funded with annual payments from Lufthansa's cash flow. The fund is expected to be created in the third quarter of 2004. Over the long term, Lufthansa plans to move the fund off its balance sheet and into a trust model (*Treuhandmodell*). In so doing, the fund's assets will be separated from Lufthansa's other operating assets and set aside solely for the purpose of meeting pension commitments. Lufthansa expects that its pension commitments will be fully off-balance sheet by 2020.

Intellectual property

Brands

A substantial portion of the business activities of Deutsche Lufthansa AG and its group companies is conducted under the "Lufthansa" brand name and using associated internationally recognized logos. To protect these intellectual property rights, Deutsche Lufthansa AG has registered the "Lufthansa" trademark, a pictoral trademark showing the Lufthansa griffon in a circle, and a written/pictoral trademark "Lufthansa" combined with a griffon in a circle as brands in a large number of countries, including the majority of countries in the European Union, China and the United States. Other important brand names are "Lufthansa Miles & More" and "Miles & More", which are used by Lufthansa's frequent flyer program. These brands have also been registered in a number of countries, including the United States and most of the member states of the European Union.

The "Star Alliance" brand name is also important for Deutsche Lufthansa AG's business. This brand name is used to market the international presence of the strategic group of several airlines, of which Deutsche Lufthansa AG is a member airline. A contract concluded between the individual alliance member airlines on November 22, 2002 states that the brand name "Star Alliance" will be registered by various members in certain jurisdictions and that these members will give other members licenses to use the brand name. Deutsche Lufthansa AG owns the Star Alliance written and written/pictoral trademarks that are protected as a German brand and by international registrations.

Deutsche Lufthansa AG also owns various other brand names.

Patents

Lufthansa Technik AG and Deutsche Lufthansa AG own a range of patents and have made a number of patent registrations, which primarily relate to technical improvements in passenger cabin equipment. These patents have generally been issued or registered in Germany, but some have also been issued or registered in other member states of the European Union, Japan, the United States and other countries. The patents and patent registrations discussed above are not material to the operations of Deutsche Lufthansa AG and its group companies.

Aircraft Fleet

The table below shows the aircraft fleets of Deutsche Lufthansa AG and its group companies Lufthansa Cargo AG, Lufthansa CityLine GmbH and Air Dolomiti as of March 31, 2004. This table does not indicate whether Deutsche Lufthansa AG or one of its group companies holds legal title to the aircraft, nor does it indicate whether the aircraft are actually in operation.

Manufacturer/ model:	Group fleet	Own equipment				Total own equip-ment	Finance lease	Operat-ing lease	Operator				Planned additions Apr. 2004 to 2015	Additional options	Average age
		LH[1]	LCA[1]	CLH[1]	EN[1]				LH[1]	LCA[1]	CLH[1]	EN[1]			
Airbus A300	15	14	–	–	–	14	–	1	15	–	–	–	–	–	13.99
Airbus A310	5	5	–	–	–	5	–		5	–	–	–	–	–	13.82
Airbus A319	20	20	–	–	–	20	–	–	20	–	–	–	–	20	6.78
Airbus A320	36	36	–	–	–	36	–	–	36	–	–	–	–	3	12.37
Airbus A321	26	24	–	–	–	24	2	–	26	–	–	–	–	14	7.49
Airbus A330	8	3	–	–	–	3	–	5	8	–	–	–	7	15	2.65
Airbus A340	38	36	–	–	–	36	–	2	38	–	–	–	3	16	5.21
Airbus A380	–	–	–	–	–	–	–	–	–	–	–	–	15	5	
Boeing 737	67	65	–	–	–	65	–	2	67	–	–	–	–	–	13.45
Boeing 747	42	32	8	–	–	40	2	–	34	8	–	–	–	–	12.58
Boeing 767	1	–	–	–	–	–	–	1	1	–	–	–	–	–	4.65
Boeing MD-11F	14	–	14	–	–	14	–	–	–	14	–	–	5 [2]	–	4.54
Canadair Regional Jet	72	4	–	49	3	56	16	–	4	–	63	5	3	25	5.18
Fokker 50	5	–	–	5	–	5	–	–	–	–	5	–	–	–	13.49
ATR	17	–	–	–	2	2	5	10	–	–	–	17	–	–	4.76
Avro RJ85	18	–	–	5	–	5	–	13	–	–	18	–	–	–	8.30
Total aircraft	**384** [3]	**239**	**22**	**59**	**5**	**325**	**25**	**34**	**254**	**22**	**86**	**22**	**30**	**98**	**8.97**

(1) LH refers to Deutsche Lufthansa AG, LCA refers to Lufthansa Cargo, CLH refers to Lufthansa CityLine and EN refers to Air Dolomiti.

(2) Lufthansa Cargo had accepted delivery of one of these MD-11 aircraft by the end of March 2003. This aircraft is being refitted and is expected to be put in operation by the end of 2004.

(3) 20 of these aircraft are leased to other operators. See "– Leases to other operators (lease-out arrangements)". Four aircraft (three Boeing 737 and one Airbus A300) are temporarily parked; three further aircraft (two Airbus A310 and one Boeing 747-200) have been decommissioned; and purchase agreements have been entered into in respect of five aircraft that have also already been decommissioned. See "– Sale of used aircraft".

The designation of aircraft as own equipment, finance lease and operating lease is based on the accounting treatment of the aircraft.

Aircraft designated as own equipment

Sixteen aircraft that have been designated as own equipment are the subject of transactions meant to realize present value benefits from cross-border leasing arrangements. In these transactions, generally a 40- or 50-year head lease agreement is entered into by Lufthansa as lessor with a lessee in Bermuda. In certain circumstances, upon termination of the head lease, ownership can be transferred to the lessee under terms of the head lease. At the same time, Lufthansa as lessee enters into a sub-lease with a shorter term (between 14 to 16 years) as lessee with the Bermuda-based lessee as lessor under the head lease. Since the risks and benefits associated with the aircraft, as well as legal ownership, remain in the Lufthansa Group, the aircraft, in line with SIC 27, are not treated as leased items according to IAS 17, but are treated as they would have been treated had the transaction not occurred. Operational restrictions are associated with the transaction, for example, the aircraft may not be predominantly operated in U.S. airspace.

A further 19 aircraft have been sold to and leased back from Japanese leasing companies or leasing companies in Bermuda primarily with the aim of realizing more favorable financing conditions. The leases have a term of between ten and 26 years. Lufthansa has the right to reacquire the aircraft at a fixed price on a certain date. Since the risks and benefits associated with these aircraft remain in the Lufthansa Group, in accordance with SIC 27, the aircraft are not treated as leased assets. Operational restrictions apply to the two aircraft financed through Bermuda-based leasing companies, namely that these may not be predominantly operated in U.S. airspace. Operational restrictions also apply to the 17 aircraft leased through Japanese leasing companies, which may not be operated out of Japan or by an airline based in Japan.

In addition, 33 aircraft are designated as own equipment, legal title to which is held by special purpose aircraft leasing companies included in the Lufthansa Group of consolidated companies.

Finance leases

As a rule, finance leases do not provide for termination rights during a fixed lease period, which must be at least four years and may be for a maximum term of twelve years. Upon expiration of the lease, there is generally a buy-back right or a *de facto* buy-back obligation for the lessee (Lufthansa) at the aircraft's residual value. In some cases an additional 25% of the difference between the residual value according to the lease and the higher fair market value is payable. If the lessee (Lufthansa) does not exercise the buy-back option, the lessor may sell the aircraft on the open market at the best possible price. 75% of the proceeds in excess of the residual value are payable to the lessee (Lufthansa). If the sales proceeds are less than the residual value, the lessee (Lufthansa) is required to make up the difference. The leases include variable lease payments to the extent that the interest payable is linked to market interest rates, generally to rates for 3- or 6-month LIBOR. 25 aircraft are subject to this type of finance leasing transaction. Since, under these leases, the lessee (Lufthansa) has most of the benefits and risks associated with the ownership of the leased aircraft, these aircraft, in accordance with IAS 17, are designated as being in the economic ownership of the Lufthansa Group.

Operating leases

Under an operating lease, the lessee must pay fixed rentals and assume the risks associated with the operation of the aircraft during the term of the lease. In return, the lessor bears the risk of the residual value of the aircraft at the end of the term; however, the lessor also enjoys all of the benefits and profits resulting from the aircraft. According to the economic content of these operating lease agreements, the aircraft is allocated to the lessor.

As of March 31, 2004, 34 aircraft were the subject of operating leases with Lufthansa as lessee. The leases have terms of between one and twelve years. In general, the leases end automatically after the lease term has expired; there are options to extend some of the leases.

Leases to other operators (lease-out arrangements)

Twenty aircraft, in the economic and legal ownership of Lufthansa, are currently leased under operating leases with terms of up to six years: four Bombardier CRJ 200 to Eurowings, five Fokker 50 to Contact Air, five Airbus A320 to Germanwings and six aircraft (three Boeing 737, two Airbus A319 and one Boeing 747-200) to other operators.

In addition, as of March 31, 2004, there were operating leases in place for a further six aircraft (two Boeing 737, one Airbus A319 and three Airbus A310), commencing in the second quarter of 2004.

Sale of used aircraft

As of March 31, 2003, Lufthansa had concluded contracts for the sale of two Boeing 747-200, one Airbus A340 and two Boeing 737. Depending on the development of the €/US$ exchange rate, Lufthansa will record anticipated book profits of around €23 million in 2004 from these sales. Lufthansa has not yet concluded any contracts for any of its Boeing 747-200 cargo aircraft that are available for sale. See "– Logistics segment – Network and fleet". In addition, Lufthansa has entered into contracts for the sale of three Fokker 50 aircraft. The first of these aircraft was delivered to its purchaser in April 2004 and the other two are expected to be delivered in the summer of 2004.

Fleet renewal

Lufthansa believes the continuous modernization of its fleet, particularly the use of low-emission aircraft, allows it to alleviate the impact of traffic growth. Fuel consumption, noise emissions and environmental performance are key criteria in the purchase of new aircraft. As a result of rising fuel prices and fees for noise pollution at

many airports, innovative environmental and aircraft technology appear to be operationally, economically and ecologically sensible.

A fleet renewal program, which focuses on more environmentally friendly and cost-effective aircraft, was commenced started in 2003 with the introduction of the Airbus A340-600, Airbus A330-300 and Airbus A380, as well as the transition to a uniform Boeing MD-11F fleet for the Lufthansa Cargo Group.

The average age of the Lufthansa fleet is around nine years and is thus around six years below the average of the IATA global fleet.

Purchase commitments and options

As of March 31, 2004, the following purchase commitments for aircraft were in place: three new Airbus A340-600s, seven new Airbus A330-300s, 15 new Airbus A380s and four used Boeing MD-11s. The used Boeing MD-11 aircraft are to be used as cargo aircraft. All three Airbus A340-600 aircraft and two of the Boeing MD-11 aircraft have been delivered since April 1, 2004. In addition, deliveries of two Airbus A330-300 and two Boeing MD-11 aircraft are expected by the end of 2004. Deliveries of the Airbus A380 aircraft are scheduled to start in 2007.

In addition, Lufthansa has options to acquire additional new passenger aircraft, namely 37 aircraft from the Airbus A320 family, 15 Airbus A330s, 16 Airbus A340s, five Airbus A380s, 15 Bombardier CRJ 200s and three Bombardier CRJ 700s. Lufthansa has not yet made any binding decision on whether or not to exercise these options. These decisions will be made based on Lufthansa's aircraft needs.

Real estate holdings

The following table shows the major properties owned by Lufthansa:

Location	Use	Area in m^2 (approximate)
Hamburg, Germany	Lufthansa technology yard	800,000
Frankfurt/Main Airport	New administrative building	28,000
Kelsterbach, Germany	Operating facility for Lufthansa Systems Group	46,000
Frankfurt/Main Airport	Operating facility for Lufthansa Flight Training GmbH	46,000

The remainder of the premises used by Lufthansa are mostly leased premises. The annual rent commitments under these leases total approximately €260 million.

Insurance

Combined hull and liability insurance

Lufthansa, together with 31 other European airlines, is currently covered by the so-called Lufthansa fleet insurance policy. This policy provides liability coverage, including coverage for passenger, post, freight, product and third-party liability as well as for hull damage. The coverage limit is US$2 billion per occurrence (excluding third-party liability for war, conflict and terrorism, for which the coverage limit is US$50 million per occurrence).

Third-party liability for war and conflict

Third-party insurance for war and conflict covers damage that could result to third parties from the operation of Lufthansa's passenger and freight aircraft due to war or conflict, including terrorist attacks. These risks are covered for the aircraft of Deutsche Lufthansa AG and Lufthansa Cargo AG up to a total of US$2 billion per occurrence and up to a maximum of US$4 billion per year for all airlines covered under the policy. Lufthansa

also has insurance coverage for a maximum of US$1 billion per occurrence for every further occurrence of damage. For aircraft of other Lufthansa Group companies, insurance coverage of up to US$1 billion per occurrence, subject to a cap of US$2 billion per insurance year, has been obtained for these aircraft.

As a result of the events of September 11, 2001, combined hull and liability insurance no longer fully cover third-party liability risks for Lufthansa's aircraft fleet. Currently, Lufthansa has the following insurance coverage for its aircraft fleet:

- a policy covering claims of up to US$50 million per occurrence and per insurance year for its aircraft fleet;
- a policy, underwritten by a syndicate led by Allianz, covering claims of over US$50 million and up to US$1 billion per occurrence; and
- an additional policy with Berkshire Hathaway covering claims of more than US$1 billion up to US$2 billion per occurrence (only for aircraft operated by Deutsche Lufthansa AG and Lufthansa Cargo AG).

No insurance coverage is currently offered for claims in excess of US$2 billion per occurrence.

It cannot be excluded that insurance premiums will increase significantly in the future, or that insurance coverage will no longer be available at all or will only be available to a limited extent (for example, in the form of state guarantees), especially if future terrorist attacks involve aircraft.

Litigation and antitrust proceedings

Litigation

Lufthansa group companies are involved both as plaintiff and defendant in a number of judicial and out-of-court proceedings in Germany and in other countries, including the United States. These proceedings relate to claims arising in the ordinary course of business.

A significant number of these proceedings relate to the Passenger Business segment and involve personal injuries that are alleged to have been suffered on flights, including injuries due to flight turbulence or deep vein thrombosis (which is allegedly caused by remaining seated for extended periods of time), service disruptions, including flight delays and lost or damaged luggage, and the provision of inadequate information regarding visa and other conditions of entry. In addition, Lufthansa is subject to ongoing and potential lawsuits relating to labor law issues, including issues related to unlawful termination (for example, in the context of dismissals due to operational requirements), pension payments and other retirement benefits and alleged workplace discrimination.

The amounts claimed in some of the lawsuits in the United States are particularly high and may rise, particularly because punitive damages could be awarded. For example, a passenger is currently claiming US$112 million in damages for the alleged causation of deep vein thrombosis. In another lawsuit, a former employee of the LSG Sky Chefs Group is claiming US$115 million for alleged workplace discrimination. Lufthansa believes these claims are unfounded. Even if Lufthansa were to lose these lawsuits, Lufthansa believes it is unlikely that it would be ordered to make payments approaching the amounts being claimed. However, there can be no assurance that Lufthansa will not be ordered to make significant payments in one or more of its current lawsuits or in any future lawsuits.

Lufthansa has been sued by the travel agent Tour Contact. If Lufthansa should lose this lawsuit, this would have a significant negative impact. The plaintiff is demanding payment of commissions on the so-called variable landing fee. Following judgments in lower courts, the German Federal Supreme Court decided, on May 12, 2004, that in light of standard terms of contract (*Allgemeine Geschäftsbedingungen*), the calculation of commissions does not necessarily require taking into account the effect of variable landing fees. The Federal Supreme Court vacated the decision of the appellate court and remanded the case to the Higher State Court of Düsseldorf. This court will now examine the remaining outstanding legal issues, which include primarily whether Lufthansa's actions were permissible under antitrust law. If Tour Contact were to prevail, a large number of other travel agents could follow suit and assert similar claims against Lufthansa. According to Lufthansa's current estimates, the total liability under such lawsuits could amount to a double-digit million euro amount.

A lawsuit filed by Düsseldorf Airport is pending against Lufthansa for the payment of airport fees totaling €2.6 million for the period from April 2000 to June 2001. After airport fees were increased at Düsseldorf Airport, Lufthansa refused to pay the fee increase on the grounds that it was inequitable. The airport's claim was dismissed on appeal in June 2003 following a judgment by the Higher State Court in Düsseldorf. After the Upper State Court refused the appeal, the plaintiff filed a motion challenging the denial of leave to appeal. If the airport should succeed with its motion and win on appeal, this could negatively impact Lufthansa's earnings by approximately €2.6 million.

Lufthansa may be subject to litigation in the future due to the restructuring of its sales commission system for flight tickets, which is expected to become effective on September 1, 2004. For travel agents, the new change will mean that travel agents will no longer act as trade representatives, or independent agents, in the name of and on behalf of Lufthansa. As a result, travel agents will no longer be entitled to receive any sales commissions from Lufthansa; instead, their services will be paid for by their customers. In order to implement this new sales commission system, Lufthansa is offering new contracts to travel agents with whom it has existing contracts. These new contracts have already been accepted by a majority of such travel agents, and the previous contracts have been cancelled by mutual agreement. However, these acceptances and cancellations have been made subject to a court clarification as to any outstanding compensation claims that may be owing. Existing contracts with the travel agents who have not agreed to the new contracts have been terminated with effect from September 1, 2004. There is a risk that travel agents could assert damage claims against Lufthansa for the loss of their trade representative status.

It cannot be ruled out that a negative outcome in one or more of the pending or threatened high-value lawsuits, or in a number of similar but relatively low-value lawsuits could exceed the provisions that have been created for such lawsuits and/or have a material adverse effect on Lufthansa's financial conditions and the results of its operations. See "Risk Factors – Risks related to Lufthansa's business – Lufthansa is exposed to risks from lawsuits".

Antitrust proceedings

The German Federal Cartel Authority has, on two occasions, reviewed the prices of Lufthansa's flights on its Frankfurt-Berlin route to determine if Lufthansa was abusing its market position. Both proceedings have now been concluded without any negative consequences for Lufthansa. In 2002, the Federal Cartel Authority dismissed proceedings brought against Lufthansa on account of different pricing policies for the Frankfurt/Main-Berlin route compared to the Munich-Berlin route. In 2003, the Frankfurt Cartel Authority also dismissed proceedings brought against Lufthansa by its competitor Germania for alleged anticompetitive practices on the Frankfurt/Main-Berlin route. In both proceedings, the Federal Cartel Authority declared that it no longer derived any rights from its original prohibition orders and that it would not levy any additional charges against Lufthansa. Court litigation that was pending in relation to these proceedings was also declared settled.

Since 2002, the Federal Cartel Authority has been investigating whether Lufthansa has fulfilled obligations imposed on Lufthansa in connection with the clearance of the Lufthansa-Eurowings merger on September 19, 2001. Germania had requested that Lufthansa transfer three of its slot pairs at Frankfurt/Main Airport. These proceedings were concluded in 2003 without any negative consequences for Lufthansa. The coercive fine threatened by the Federal Cartel Authority on August 7, 2002 lapsed after Lufthansa transferred three pairs of slots to Germania. The litigation at the Higher State Court in Düsseldorf was also declared to have been settled. In the meantime, Germania has returned two of the three pairs of slots to Lufthansa.

In connection with Lufthansa's plans to modify its contracts governing the sale of flight tickets through travel agents, the Federal Cartel Authority has initiated a preliminary investigation into Lufthansa's new sales system following complaints by travel agency associations. The Federal Cartel Authority requested that Lufthansa submit a statement regarding the matter, which Lufthansa issued on March 12, 2004. As a result of its investigation, the Federal Cartel Authority concluded that the modification of the former sales system did not violate antitrust law. In addition, the Federal Cartel Authority was of the view that the transition period of eight months for implementation of the new sales system was not objectionable under antitrust law. Lufthansa believes this means that the key antitrust issues surrounding the transition to the new sales system have been clarified. The Federal Cartel Authority is now only investigating whether or not antitrust law requires Lufthansa to pay the travel agents reasonable compensation for collecting ticket sales proceeds for Lufthansa. Lufthansa is

investigating whether or not these risks can be covered by insurance. For this reason, Lufthansa is currently engaged in negotiations with various insurance companies.

In addition, the Federal Cartel Authority is currently investigating whether or not the Lufthansa Regional alliance violates antitrust law. See "Business – Passenger Business segment – Alliances and cooperative arrangements – Lufthansa Regional". This strategic alliance is based on a multilateral agreement and various bilateral agreements between the participating airlines. Lufthansa initially registered this alliance with the European Commission in August 2003. In January 2004, Lufthansa held further discussions with the Commission and the Federal Cartel Authorities. Due to amended EU competition laws which became effective on May 1, 2004, Lufthansa expects that the Federal Cartel Authority, not the European Commission, will handle this investigation going forward. Lufthansa is confident the Federal Antitrust Authority will decide to conclude the proceedings without any negative consequences for Lufthansa. The Federal Cartel Authority has already indicated that it has no objections with regard to the alliance partners Lufthansa CityLine and Contact Air. At the same time, it cannot be ruled out that the Federal Cartel Authority will not make its decision subject to obligations or other conditions. However, Lufthansa believes that any such obligations or conditions will not include the transfer of slots without compensation, as the Lufthansa Regional alliance mostly involves decentralized routes.

Since 2002, Lufthansa has had a bilateral cooperative arrangement with the Polish airline LOT. Lufthansa plans to strengthen this alliance. Lufthansa has informed the European Commission of this, and the European Commission is expected to investigate the alliance. In view of the past approvals of similar alliances, Lufthansa believes that the alliance with LOT will be judged in a similar manner to the alliances previously investigated. These alliance agreements were approved subject to certain conditions in each case.

REGULATION OF THE AIRLINE INDUSTRY

Lufthansa's airline operations are subject to extensive regulation in Germany and internationally.

Ownership and licenses under aviation law

Lufthansa, as a German air carrier, is currently required to be majority owned and controlled by German nationals and/or companies and must be able to demonstrate such ownership and control in order to maintain its current portfolio of air traffic rights and aviation licenses.

The German Aviation Compliance Documentation Act regulates the ownership of German airlines. This act sets forth the requirements that German air carriers whose shares are publicly traded must satisfy in order to maintain their aviation licenses under German and EU law as well as any air traffic rights they have been granted under bilateral air traffic agreements between Germany and other states.

The granting and maintenance of air traffic operating licenses is governed primarily by Regulation (EC) No. 2407/92 of July 23, 1992 and section 20 of the German Air Traffic Act. Articles 4(2) and 4(4) of Regulation (EC) No. 2407/92 provide that an air carrier, and any company that directly or indirectly has an interest in the controlling shareholding of an air carrier, must at all times be owned and controlled, directly or through majority ownership, by EU member states or by nationals of EU member states. Article 4(5) of Regulation (EC) No. 2407/92 further requires that an EU air carrier must, at all times, be able to demonstrate that these ownership requirements have been satisfied.

German law also provides for ownership requirements similar to those contained in Regulation (EC) No. 2407/92. These include section 20 of the German Air Traffic Act, which governs the granting of operating licenses for air traffic that is not subject to Regulation (EC) No. 2407/92, and section 21 of the Air Traffic Act, which governs the granting of operating licenses for scheduled air routes.

Therefore, a German air carrier must be owned and controlled by EU member states, nationals or companies in order to maintain its operating license under Regulation (EC) No. 2407/92.

Bilateral air traffic agreements to which Germany is a party also set forth certain ownership requirements. At present, Germany has bilateral air traffic agreements with more than 120 states. Pursuant to these agreements, the contracting state grants the German government air traffic rights, such as the right to fly over, and to land in, the territory of the contracting state. The German government, in turn, grants its rights under these bilateral agreements to German air carriers by way of so-called designations. Most bilateral agreements provide that Germany may only designate airlines that are substantially held, which is generally interpreted to mean majority held, and controlled, by German nationals and/or companies. Some bilateral air traffic agreements, however, do not require a specific ownership structure; others refer not to German nationality but to the nationality of a EU member state. Most bilateral agreements also require that the airline receiving the designation be able to demonstrate to the foreign state, upon request, that it meets the ownership requirements for a designation. If an airline fails to do this, the foreign state may prohibit the airline from using its designation under the agreement.

Following the decision of the European Court of Justice of November 5, 2002, disagreement currently exists between the European Commission and the EU member states regarding the validity of the ownership clauses contained in bilateral agreements. See "– Open Sky Agreements and Common European Aviation Area". The European Union intends to replace these clauses with clauses that do not require ownership by nationals of a specific EU member state but, as provided in Regulation (EC) No. 2407/92, only generally require ownership by EU nationals. However, the outcome of the discussions between the European Commission and its member states is uncertain at present. Existing agreements, together with their "German" nationality clauses, remain in effect for the time being. Therefore, German air carriers are required to be majority owned and controlled by German nationals and/or companies and must be able to demonstrate such ownership and control in order to exercise their air traffic rights under most bilateral air traffic agreements to which Germany is a party.

Lufthansa, as a German air carrier, must know the identity and nationality of its shareholders to preserve its operating licenses and traffic rights. The German Aviation Compliance Documentation Act provides that a German air carrier may register the identity and nationality of its shareholders in its shareholder register and gives the air carrier recourse to certain measures and intervention rights to ensure that its shareholders do not jeopardize its licenses under aviation laws and agreements. The act also provides that a German air carrier may

only issue restricted, registered shares. Pursuant to section 5 of Deutsche Lufthansa AG's articles of association, the Executive Board may withhold its consent to the transfer of shares only if the registration of transferee could jeopardize the Company's licenses, rights and prerogatives under aviation laws and agreements. See "General Information on the Company – Capital – Transferability".

The international regulatory framework

The "Chicago System"

The regulatory system for international air transport is based upon the principles established by the Chicago Convention on International Civil Aviation of 1944 (the "Chicago Convention") and is referred to as the "Chicago System". The Chicago Convention, which has been signed by almost 200 states, including Germany in 1956, lays down the general principle that each state has sovereignty over its air space and has the right to control the operation of scheduled international air services over its territory. As a consequence, international air transport rights are based primarily on traffic rights granted by individual states to other states in bilateral air agreements. States, in turn, grant the rights they have received in bilateral agreement to their local air carriers by way of designation.

In addition to indirect bilateral air traffic rights, some air traffic rights have been directly granted in multilateral agreements. The Chicago Convention liberalized air traffic for non-scheduled commercial flights, including cargo flights, over, and landings in, the territories of signatory states. Non-scheduled flights are subject to the restrictions of individual states. Air carriers generally obtain for themselves traffic rights for non-scheduled flights from the relevant foreign states. Only a few bilateral air traffic agreements to which Germany is a party address non-scheduled services. Further, the International Air Services Transit Agreement of 1944, which has been signed by over 100 states, including Germany in 1956, grants air carriers based in signatory states general rights for scheduled flights over the territories of, and landings and take-offs in, other signatory states in these territories for non-commercial purposes. Such rights, however, may only be exercised between signatory states.

The Chicago Convention also established the International Civil Aviation Organization (the "ICAO"), a specialized agency of the United Nations. ICAO has developed standards and recommended practices for a wide range of activities, including aircraft operations, personnel licensing, security, accident investigations, navigation services, airport design and operation and environmental protection. Nearly 200 countries are members of the ICAO, including Germany, which has adopted most of the standards and practices recommended by ICAO.

Bilateral agreements

As the international regulatory framework is based mainly on bilateral air traffic rights, Germany is currently a party to bilateral air traffic agreements with more than 120 states. These agreements govern the designation of airlines and airports for the operation of specified routes, airline capacity and fare-approval procedures. In addition, bilateral agreements typically give the designated airlines the right to operate scheduled passenger and air-freight services on certain routes between the contracting states. Most bilateral agreements require that airlines must always be able to demonstrate that they are owned and controlled by nationals of their home state. Many bilateral agreements also require airlines to coordinate their fares before asking the governments that are parties to the relevant agreement to approve such fares. The International Air Transport Association (the "IATA") provides a forum for the coordination of fares on international routes and for international cooperation in areas such as technical safety, security, navigation services, flight operations and the development of communication standards and administrative procedures.

States have traditionally granted their rights under bilateral agreements to only one carrier, the state's so-called flag carrier, or to a small number of airlines. In former times, Lufthansa was the only carrier that the German government had designated to exercise air traffic rights under bilateral agreements. Recently, the German government has designated other German airlines rights, which has increased competition on certain routes.

Open sky agreements and the Common European Aviation Area

In the 1990s, some EU member states, including Germany, liberalized air traffic with the United States by entering into so-called open sky agreements. For example, the U.S.–German Open Sky Agreement liberalized

the number of airlines that may be designated beneficiaries under the agreement, the number of weekly flights and the number of airport destinations. The agreement also provides a liberal tariff system.

In November 2002, the European Court of Justice ruled that open sky agreements violate the Treaty on European Union. The effect of this decision has not been to render these agreements invalid but instead to require that each EU member state treat air carriers from other EU member states no differently than home country air carriers. Following the European Court of Justice's decision, the German government is now required to grant rights under the U.S.-German Open Sky agreement to all air carriers located in other EU member states.

On the basis of a special authorization from its member states, the European Union is currently negotiating a new EU-wide open sky agreement with the United States. In addition, the European Union is seeking the authorization from member states to negotiate open sky agreements with other third party states. At present, there is still no definitive agreement regarding how competencies between the European Union and its member states are to be divided in relation to negotiation of such agreements.

Lufthansa expects that the creation of a regulatory framework for a uniform European aviation area, the so-called Single European Sky, with standardized air traffic security procedures will improve the regulatory environment for European air traffic and could contribute to better utilization of air space and lessen capacity shortages.

Due to the recent accession of ten European states to the European Union as of 1 May, 2004, the European Union has temporarily postponed its goal of a Common European Aviation area with liberal market access and coordinated air traffic supervision. The European Union is, however, continuing with its plans for the liberalization and coordination of air traffic with the Eastern and Central Europe as well as EU neighbor states in the Mediterranean area. These plans, if implemented, would improve market conditions for air carriers of the member states, including Lufthansa.

The EU regulatory framework

Operating licenses, route access and ground-handling

The third liberalization package for creating a single market for air transport within the European Union (the "Third Package") became effective on January 1, 1993. This package applies to scheduled, non-scheduled and cargo air services.

The Third Package harmonized the rules of member states for issuing operating licenses for air carriers based in the European Union. EU airlines are now issued a standard EU operating license pursuant to Regulation (EC) No. 2407/92. This license is valid in every member state. In order to qualify for such license, EU airlines are required to have their principal place of business and registered office in a member state, be principally engaged in air transport activities and be owned and effectively controlled by member states and/or nationals of member states. In relation to any air services not covered by Regulation 2407/92, EU airlines must obtain a license for such services from the relevant individual member states.

Regulation (EC) No. 2408/92 liberalized access to air traffic routes within the European Union. EU air carriers may now operate so-called fifth freedom services between member states, or services to and from states that are not the airline's home country state. In addition, capacity restrictions on such routes are prohibited. Since April 1, 1997, any EU airline may operate on any route within the European Union, including routes within other member states. Regulation (EC) No. 2407/92 provides that member states may restrict access to routes in order to distribute traffic more evenly between airports or airport systems, to alleviate congestion or for environmental reasons. However, such restrictions must not be discriminatory and are subject to review by the European Commission prior to their implementation. In addition, member states may also impose certain public service obligations on EU airlines with regard to the continuity, regularity, capacity and pricing of a scheduled service to a remote or developing region within its territory.

The Third Package also liberalized fare-setting practices for certain air traffic services. Subject to safeguards against predatory pricing or unreasonable prices, Regulation (EC) No. 2409/92 gives EU airlines the right to freely set their passenger transport fares within the EU.

In addition, Council Directive (EC) No. 96/67 of October 15, 1996 has liberalized access to the market for ground-handling services at EU airports. Member states, pursuant to national implementing legislation, must ensure that their airport authorities grant access to the market for ground-handling services using transparent and impartial procedures, thereby prohibiting airport authorities and airlines from maintaining existing barriers to entry. Germany implemented the directive with the adoption of its Ordinance on Ground Handling Services at Airports. In October 2003, the European Court of Justice ruled that Directive (EC) No. 96/97 prohibits airport operators from charging ground-handling service providers for providing ground handling services at their airports, other than standard fees for the utilization of airport infrastructure.

Slot allocation

In order to land and take off from airports, air carriers need slots. Slots give airlines specific time periods for unloading their arrival traffic and picking up their departure traffic at designated airports. Slots are particularly scarce at heavily frequented or congested airports. Lufthansa must have access to a sufficient supply of slots in order to maintain and expand its business.

Slot allocation at major airports, including 12 German airports, is governed by Regulation (EC) No. 95/93. At smaller German airports, slot allocation is governed by section 27 of the German Air Traffic Act.

Under article 10 of Regulation (EC) No. 95/93, an airport coordinator distributes slots for each flight schedule period. If the number of applications exceeds the number of available slots, priority is given to the carriers that held the corresponding slots in the previous flight schedule period and used such slots at least 80% of the time. On the other hand, if a carrier has failed to meet the usage threshold, it may lose the relevant slot, which may be allocated to a slot pool for assignment to other carriers. However, Regulation (EC) No. 95/93 also provides that if an air carrier has failed to use a slot for exceptional reasons (namely because of unforeseen and unavoidable circumstances outside the air carrier's control), the air carrier may be entitled to retain the slot. Regulation (EC) No. 1554/2003 provides that airlines will not lose slots allocated to them in the 2003 flight schedule if they were unable to use the slots as a result of the war in Iraq or the outbreak of SARs. Therefore, air carriers have a right to the same slots in the 2004 flight schedule as were allocated to them in the 2003 flight schedule.

The revised EU Slot Regulation, which will become effective in the summer of 2004, aims to improve slot utilization procedures, access to slots for new entrants and services to regional airports. The revised regulation also sets forth criteria to be used in allocating slots, including environmental criteria. The revised Slot Regulation provides for independence of airport slot coordinators and judicial review against their decisions. Airport slot coordinators have the right to revoke single slots or series of slots for the remainder of a flight schedule period as a sanction against slots operators that engage in abusive market practices.

While air carriers may exchange slots with each other under certain conditions, it is uncertain whether slots may be commercially traded. The revised EU Slot Regulation does not make provision for such trading.

Airport charges

Airport operators currently charge fees for incoming and outgoing flights based on a number of criteria. The European Union intends to harmonize the criteria, including environmental criteria, on which airport fees may be based. To date, the European Union has not yet passed any harmonization legislation in this respect. As additional airport operators and air traffic control services are privatized, and the privatized companies seek to improve their profitability, airport fees are expected to increase in the future.

Insurance, liability and passenger rights

Lufthansa has obtained the insurance coverage needed to meet its obligations, particularly its minimum coverage obligations, under German law and international air transport treaties. See "Business – Insurance".

Lufthansa's insurance coverage includes the following liability risks, among others: passenger contractual liability, third party liability and hull damage. Liability issues are governed both by international agreements (for example, Article 17 et seq. of the Warsaw Convention and, in the near future, the Montreal Convention) and by

EU and national legislation. Recently, the European Union strengthened the rights of passengers who are denied boarding. Regulation (EC) No. 261/2004 includes rules for compensating air passengers if they are denied boarding or their flight is cancelled or delayed. Although Regulation (EC) No. 261/2004 is scheduled to become effective on February 17, 2005, air carriers and the IATA doubt whether the liability standard contained in this regulation, which is not predicated on a showing of negligence, conforms to the requirements of the Montreal Convention. IATA has filed a lawsuit challenging Regulation (EC) No. 261/2004, and the court is reviewing the regulation. Nevertheless, Lufthansa is currently implementing measures aimed at ensuring that it meets its obligations under Regulation (EC) No. 261/2004.

Competition law

Airlines operating in the European Union must observe EU competition rules (Articles 81 and 82 of the Treaty of Rome) and EU rules governing the provision of public subsidies (Articles 87 to 89 of the Treaty of Rome). EU competition rules apply to anti-competitive agreements and abuses of a dominant market position in the European Union, when such agreements or such abuse affects commerce between member states.

Pursuant to the current version of procedural regulation 1/03, which became effective on May 1, 2004, European antitrust procedural law applies to cooperative ventures between airlines for routes within the European Union as well as other routes.

Regulation (EC) No. 3976/87, as amended, provides that the European Commission may grant block exemptions from Article 81(1) of the Treaty of Rome for agreements, arrangements and concerted practices involving the following activities:

- joint planning and coordination of airlines schedules;
- price agreements regarding fares for the carriage of passengers, baggage and freight on scheduled air services;
- joint operations on less busy routes;
- slot allocation and airport scheduling; and
- joint procurement, development and operation of computer reservation systems.

Two block exemption regulations are currently in force pursuant to Regulation 3976/87 (as amended): First, Regulation (EC) No. 1617/93 (as amended) exempts, subject to certain conditions, certain types of agreements from Article 81(1) of the Treaty of Rome, including those concerning joint planning, operation and pricing for certain scheduled air services for the carriage of passengers and their baggage (not freight) within the EU, as well as to slot allocation and airport scheduling. Second, subject to certain conditions, Regulation (EC) No. 3652/93 provides for an automatic exemption from Article 81(1) of the EU Treaty for certain types of agreements for the joint procurement, development, marketing or operation of computer reservation systems.

The German regulatory framework

Access to the German domestic air transport market is available to all German-based air carriers. However, Regulation (EC) No. 2407/92 partly replaced Section 20 of the German Air Traffic Act in respect of the granting of operating licenses.

The right to operate flights on routes within Germany and between other EU member states is governed by Regulation (EC) No. 2408/92. Air carriers must make an application to the German Air Traffic Authority, but approval is automatic for EU air carriers. The only grounds for denial of the application are the exemptions contained in Regulation (EC) No. 2408/92.

Scheduled routes to destinations outside of the European Union require a license under section 21 of the Air Traffic Act. Route licenses are issued for a single flight schedule period and are generally renewed for the next flight schedule period. The rights of German carriers to fly to destinations outside the European Union are governed by bilateral treaties. Lufthansa is only excluded from route services to Jerusalem Airport and the Republic of North Cyprus, a country that is not internationally recognized.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion of Lufthansa's financial condition and results of operations should be read in connection with the Consolidated Financial Statements, which have been prepared in conformity with IFRS and are included elsewhere in this Offering Memorandum.

Overview

Lufthansa's core business is the operation of German, European and intercontinental scheduled passenger flights (including code share flights) to more than 300 destinations in a global network as well as the operation of cargo flights to 450 destinations worldwide. Additionally, Lufthansa offers related services, such as aircraft maintenance, repair and overhaul, or "MRO", catering and IT services. Through its 50% joint venture interest in Thomas Cook AG, Lufthansa also provides leisure travel services. Lufthansa operates its business through six business segments: Passenger Business, Logistics, MRO, Catering, Leisure Travel and IT Services.

Lufthansa carried 45.4 million passengers in 2003, 3.4% more than in 2002, thereby reversing a declining trend that began in 2001. However, Lufthansa's traffic revenue in the Passenger Business and Logistics segments declined 3.1% to €11,662 million in 2003 from €12,032 million in 2002. This decline was largely due to declining passenger and cargo yields reflecting a weak global economy, the war in Iraq, the outbreak of SARS and fear of terrorist attacks as well as the strengthening of the euro. Even though Lufthansa reduced its cost base in 2003, largely as a result of the strengthening of the euro, it was unable to fully compensate for the decline in revenues. In addition, Lufthansa recorded impairment losses (including impairment losses on goodwill) of €783 million in 2003, which were primarily related to the Catering segment. As a result of the above-mentioned events, Lufthansa's loss from ordinary activities was €785 million in 2003, compared with a profit from ordinary activities of €952 million in 2002 and a loss from ordinary activities of €745 million in 2001.

Lufthansa's revenue fell by 6.0% to €15,957 million in 2003 from €16,971 million in 2002, following an increase of 1.7% from €16,690 million in 2001. Its loss from operating activities for 2003 was €147 million, down €1,739 million from a profit from operating activities for 2002 of €1,592 million, following a loss from operating activities of €316 million for 2001. Lufthansa's net loss for 2003 was €984 million, down from a net profit for 2002 of €717 million and a net loss for 2001 of €633 million.

In the first quarter of 2004, Lufthansa improved its results compared to the first quarter of 2003. It attributes this improvement to higher revenue and other operating income, a decline in total operating expenses and a smaller negative financial result in the first quarter of 2004 compared to the first quarter of 2003. In the first quarter of 2004, Lufthansa's revenue increased by 5.2% to €3,894 million from €3,703 million in the first quarter of 2003. Its profit from operating activities was €231 million in the first quarter of 2004 compared to a loss from operating activities of €303 million in the first quarter of 2003. The profit from ordinary activities was €55 million in the first quarter of 2004, up from a loss from ordinary activities of €516 million in the first quarter of 2003. Lufthansa's net profit for the first quarter of 2004 was €62 million, up from a net loss of €356 million for the first quarter of 2003.

Operating revenue and expenses overview

Operating revenue

Lufthansa's operating revenue comprises traffic revenue and other revenue.

Traffic revenue

Traffic revenue consists of revenue generated from scheduled transport of passengers and excess baggage in the Passenger Business segment and revenue generated from the transport of mail and freight in the Logistics segment. Traffic revenue accounted for 73%, 71% and 73% of Lufthansa's consolidated revenue in 2003, 2002 and 2001, respectively. Lufthansa's traffic revenue from passenger traffic is a function of revenue passenger-kilometers, or "RPKs", and passenger yields. RPKs correspond to the number of passengers multiplied by the

number of kilometers flown. Passenger yields are defined as revenue per RPK. Factors influencing passenger yields (in euro) include:

- fares, which are set on the basis of Lufthansa's revenue and yield management systems (see "Business – Passenger Business segment – Ticket pricing and load optimization");
- exchange rate fluctuations, which, in addition to influencing demand, affect revenue generated from the sale of tickets denominated in currencies other than the euro, as prices for tickets do not fluctuate in relation to changes in exchange rates; and
- passenger seat load factors.

Freight and mail revenue is primarily export-driven and varies with fluctuations in the levels of German and global economic activity, which in turn influence prices, as well as with fluctuations in exchange rates. Similar to measurements used for passenger operations, mail and freight revenue is a function of revenue ton-kilometers, or "RTKs", and cargo yields. RTKs correspond to total tons of mail and freight carried multiplied by the total number of kilometers flown. Cargo yields are defined as revenue per RTK.

In the discussion below of the Passenger Business segment's results, reference is made to "passenger traffic revenue". Passenger traffic revenue includes only traffic revenue generated in the Passenger Business segment and does not include traffic revenue generated from the transport of mail and freight in the Logistics segment or other revenue.

Other revenue

Other revenue comprises revenue from other activities related to air transport, including primarily MRO, catering, ground and IT services, as well as non-air transport operations ancillary to the airline industry, such as data and reservation services. Revenue in the MRO segment is generated from MRO services performed by the Lufthansa Technik group on aircraft, engines, components and other equipment. Revenue from catering services is generated by the LSG Sky Chefs group, mainly by providing catering services to approximately 270 international airlines. Revenue from IT Services is generated by Lufthansa Systems, primarily from the provision of IT products and services.

Revenue recognition

Lufthansa records sales of passenger tickets as a provision for unearned transportation revenue on the Consolidated Balance Sheet. The liability is reduced and revenue is recognized when transportation is provided. Lufthansa had provisions for unearned transportation revenue of €630 million, €670 million and €570 million at year-end 2003, 2002 and 2001, respectively. When valuing the liability, Lufthansa estimates, based on past general passenger behavior, the amount of such sales that are not likely to be used within the next two years and recognizes such amount as income. Any remaining amounts are recognized as revenue based on current developments at the end of the first and/or the second year following the year of sale. The factors that Lufthansa uses in estimating provisions generally follow historical trends and averages. Lufthansa believes that these factors provide a reliable basis for estimating its provisions for unearned transportation revenue.

Lufthansa's other revenue includes revenue from unfinished services in connection with long-term service or construction contracts, which relate primarily to MRO and IT service contracts. This revenue is generally recognized under the percentage-of-completion method, whereby revenue is recognized during the life of the contract in proportion to the amount of the contract that has been completed and compared with the expected total revenue of the contract. In relation to long-term service or construction contracts for which it is not possible to make reliable estimates regarding the total expected revenue from the contract, Lufthansa recognizes revenue in the amount of costs incurred. Lufthansa recognized revenue under the percentage-of-completion method in the amount of €223 million in 2003, €141 million in 2002 and €141 million in 2001.

Operating expenses

Lufthansa's operating expenses include staff costs, cost of materials, depreciation and amortization and other operating expenses. Operating expenses totaled €17,861 million in 2003, €17,497 million in 2002 and €18,505 million in 2001.

Staff costs

Staff costs are Lufthansa's largest operating expense, accounting for €4,612 million, or 25.8%, €4,660 million, or 26.6%, and €4,481 million, or 24.2%, of total operating expenses in 2003, 2002 and 2001, respectively, and have been a focus of its on-going efforts to reduce costs.

Cost of materials

Cost of materials includes charges and other purchased services, fuel for aircraft, other raw materials and supplies and purchased merchandise.

Charges, which include passenger and aircraft handling fees, landing fees, security and air traffic control charges, are Lufthansa's second largest operating expense, accounting for 12.8%, 12.8% and 12.5% of total operating expenses in 2003, 2002 and 2001, respectively. During the period under review, charges have increased at a higher rate than increases in RPKs and decreased at a lower rate than decreases in RPKs. Charges increased by 2.3% to €2,290 million in 2003 against a 2.4% increase in RPKs, largely as a result of higher air traffic control charges and landing fees, following a decrease of 3.1% to €2,239 million in 2002 against a 2.0% decrease in RPKs and an increase of 2.7%, to €2,311 million in 2001 against a 1.9% decrease in RPKs.

Aviation fuel accounted for €1,352 million, or 7.6%, of Lufthansa's operating expenses in 2003, compared with €1,347 million, or 7.7%, of operating expenses in 2002 and €1,621 million, or 8.8%, of operating expenses in 2001. Prices and availability of petroleum products are subject to political, economic and other market factors that are generally outside of Lufthansa's control. Because Lufthansa's operations are dependent upon aviation fuel, significant increases in aviation fuel costs could materially and adversely affect its results of operations and financial condition. For information on financial instruments Lufthansa uses to reduce its exposure to fuel price increases, see "– Quantitative and qualitative disclosures about market risk".

Other raw materials and supplies and purchased merchandise amounted to €2,169 million, or 12.1%, €2,191 million, or 12.5%, and €2,100 million, or 11.3%, of total operating expenses in 2003, 2002 and 2001, respectively.

Depreciation and amortization

Depreciation and amortization relate primarily to aircraft depreciation and also include impairment losses. Impairment losses, including impairment losses on goodwill, have significantly increased amortization and depreciation expenses during the period under review, particularly in 2003 and 2001. Depreciation and amortization accounted for €1,930 million, or 10.8%, €1,243 million, or 7.1%, and €1,714 million, or 9.3%, of total operating expenses in 2003, 2002 and 2001, respectively. For more information on impairment losses, see "– Special items".

Other operating expenses

Other operating expenses include, among other items, sales commissions paid to travel agencies, rents and maintenance costs, staff-related expenses, foreign currency transaction losses and charges for electronic data processing distribution systems. Other operating expenses amounted to €4,114 million, 23.0%, €4,398 million, or 25.1%, and €4,686 million, or 25.3%, of total operating expenses in 2003, 2002, and 2001, respectively.

Factors affecting Lufthansa's financial condition and results of operations

Lufthansa's financial condition and results of operations have been influenced in the periods under review principally by the factors discussed below.

Developments in the European and global airline industries

Since 2001, the European and global airline industries have suffered from overcapacity and pricing pressure, which have led to a substantial reduction in revenues, both on an absolute basis and relative to historical trends. This has largely been due to the following changes in the airline industry:

- **Economic developments and pricing pressure.** The airline passenger and air freight industries are highly sensitive to general economic conditions. Because a substantial portion of business and leisure travel is discretionary, the airline industry tends to experience adverse financial results during economic downturns. Global economic development, which has remained muted since 2001, and, in particular, the sluggish economic recovery of Lufthansa's key markets, the euro-zone and Germany, have led to a decline in demand and in overall industry revenue for European full-service carriers. In addition, many companies have introduced travel policies to reduce employee travel costs, which have further exacerbated this decline. This decline has not been matched by an equivalent reduction in airline capacity, which has resulted in an oversupply situation that continues to depress fares relative to past levels. Moreover, Lufthansa assumes that the airline industry may continue to consolidate, possibly resulting in increased competitive pressures. In addition, the increasing transparency of fares available through internet sources has allowed passengers to become more efficient at finding lower fare alternatives than in the past by providing them with better pricing information. The increased price consciousness of both business and leisure travelers, together with the growth in new distribution channels, has further motivated airlines to compete aggressively for market share. As a result of this pricing pressure, Lufthansa has had to adopt an increasingly flexible approach to pricing, both in relation to services it offers to its own passengers and those it offers to other airlines.
- **World events.** Beginning with the September 11, 2001 terrorist attacks, global events have exacerbated the decline in European and global airline industry revenue. Uncertainties in the lead-up to and the war in Iraq as well as its aftermath and the outbreak of SARS materially affected airline bookings, causing the single largest downturn in air traffic history in the first half of 2003. As a result, Lufthansa experienced a decline in overall revenues, an increase in overcapacity and a fall in its passenger yields during that period. Given the recent bombings in Madrid and recent events in Iraq, concerns about terrorist attacks are unlikely to abate in the near future and are expected to continue to have a negative impact on air travel demand, particularly in relation to travel to certain destinations. Additionally, security procedures introduced at airports in response to the terrorist threat have reduced the convenience of flying, both in reality and in perception, and thus have further reduced demand.
- **Rapid growth of "no-frills" airlines.** The rapid growth of no-frills airlines has had a profound impact on airline industry revenue. No-frills airlines are increasingly competing with more-established full-service carriers for passengers on European routes. Since the end of 2002, more than ten additional German and European no-frills airlines started operations in Germany. Using the advantage of low unit costs, driven in large part by higher aircraft utilization rates and lower labor costs, no-frills carriers are able to operate profitably despite offering substantially lower fares. This has put pressure on full-service carriers to reduce prices. However, Lufthansa views no-frills airlines as serious competitors only on a number of its European routes. In terms of operations, Lufthansa distinguishes itself from these airlines, as they generally only offer basic in-flight services and point-to-point flights. By contrast, Lufthansa offers a broad range of in-flight services and has a significant network of destinations and long-haul and connecting flights. Nevertheless, while European no-frills carriers still account for less than one-fifth of all European air travel, the surge in aircraft orders by these airlines and their recent financial performance relative to full-service carriers suggest that they will continue to pose a significant competitive threat to full-service carriers over the next few years.

Foreign currency translation and exchange rate effects

As an international airline group, Lufthansa generates income in numerous non-euro currencies, whereas it prepares its Consolidated Financial Statements in euro. In preparing these statements, Lufthansa translates the book values of assets, liabilities, income and expenses that are incurred in other currencies into euro amounts. Consequently, Lufthansa's results have been subject to currency translation risks from fluctuations of non-euro

currencies against the euro during the period under review. In addition, Lufthansa's results have been affected by foreign currency exchange transaction gains and losses.

In 2003, foreign currency translation and transaction effects, including the results of currency exchange hedging transactions, negatively impacted Lufthansa's revenue by €1,293 million and its loss before taxes by €101 million. Lufthansa has applied the period-average exchange rates used for the translation of profit and loss statement data in Lufthansa's Consolidated Financial Statements for 2002 to calculate these amounts, which do not take into account any potential collateral effects, such as those resulting, for example, from changes in traffic flows.

Lufthansa has a foreign currency exposure surplus in most non-euro currencies in which it earns income, which means that revenues denominated in these currencies exceed the costs denominated in these currencies that were incurred in the relevant period. In recent years, the U.S. dollar has been an exception, as capital expenditure denominated in U.S. dollars, for example for aviation fuel payments, has led to a net deficit position.

Lufthansa, in common with other internationally operating airlines, hedges part or all of its expected exposure to fluctuations in currency exchange rates. For a description of Lufthansa's foreign currency hedging policy, see "– Quantitative and qualitative disclosures about market risk".

Acquisitions and disposals of consolidated companies

Lufthansa is pursuing a strategy of active portfolio management that seeks to improve its market position through selected acquisitions, while at the same time disposing of operations that do not meet its return targets.

With regards to the impact of consolidated companies on Lufthansa's results of operations, the most significant acquisitions during the period under review were the acquisitions of:

- 79.3% of Air Dolomiti S.p.A., increasing Lufthansa's holding to 100% and leading to the first-time consolidation as of January 1, 2003, and
- the remaining 52% interest in LSG Sky Chefs group USA as of July 1, 2001.

The most significant disposals were the sale of:

- Lufthansa's 66% interest in START AMADEUS GmbH as of March 1, 2003 and
- 51% of GlobeGround GmbH as of July 31, 2001.

For information on cash used for, and generated from, these acquisitions and disposals, see "– Liquidity and Capital Resources – Cash Flows – Investing Activities".

In order to exclude the effects of acquisitions and disposals, reference is made in the discussion below to certain items from Lufthansa's Consolidated Financial Statements "adjusted to exclude consolidation effects". Lufthansa believes that this adjustment is a useful tool in understanding its Consolidated Financial Statements over two consecutive years, as acquisitions, other first-time consolidations and divestitures of consolidated companies may have a material impact on individual line items, in particular, on its Consolidated Profit and Loss Statement, and thus may significantly affect the year-to-year comparability of the Consolidated Financial Statements. In making this adjustment in the annual comparative discussions below, newly consolidated entities are treated as if they had not been consolidated in the Consolidated Financial Statements for the year in which the first-time consolidation occurred. Likewise, in the annual comparative discussions below, entities that have been deconsolidated are treated as if they had not been consolidated in the Consolidated Financial Statements for the year in which the deconsolidation first occurred and the year prior to the year in which the deconsolidation was effected. For example, the significant acquisitions and divestitures described above are treated as follows in making the adjustments to exclude consolidation effects:

- Air Dolomiti S.p.A. is treated, for purposes of the comparison between 2003 and 2002 only, as if it had not been consolidated in the Consolidated Financial Statements for the 12 months of 2003;
- START AMADEUS GmbH is treated, for purposes of the comparison between 2003 and 2002 only, as if it had not been consolidated in the Consolidated Financial Statements for the first two months of 2003 and for the 12 months of 2002;

- LSG Sky Chefs group USA is treated, for purposes of the comparison between 2002 and 2001 only, as if it had not been consolidated in the Consolidated Financial Statements for the 12 months of 2002 and for the last seven months of 2001; and
- GlobeGround GmbH and its group companies are treated, for purposes of the comparison between 2002 and 2001 only, as if they had not been consolidated in the Consolidated Financial Statements for the first seven months of 2001.

In the discussion below of the first quarters of 2003 and 2004, newly consolidated companies are treated as if they had not been consolidated in the Consolidated Financial Statements for the first quarter of 2004. Adjustments have not been made to reflect entities that are no longer consolidated.

High level of fixed costs

The nature of Lufthansa's business, similar to that of other airlines, requires that a substantial percentage of its operating expenses be relatively fixed. A significant portion of Lufthansa's air transport expenses, including certain staff costs, depreciation, maintenance, overhaul, aviation fuel expenses, aircraft handling fees and traffic control charges, finance costs and operating lease payments vary minimally based on passenger and cargo load factors. Thus, changes in Lufthansa's operating expenses may not correspond and have not corresponded to changes in its revenue, which may have and has had a material effect on its results of operations. In addition, a significant portion of Lufthansa's expenses, including depreciation, finance costs, operating lease payments and some staff costs, do not vary based on the number of flights flown or aircraft utilization rates. Therefore, Lufthansa's results of operations have been and may be materially affected by relatively minor changes in aircraft utilization rates. This high operating leverage further exacerbates revenue fluctuations prevailing in the airline industry generally.

Seasonal fluctuations

The air travel industry is subject to seasonal fluctuations, which lead to volatility in quarterly results. During the winter months, Lufthansa's revenue is typically lower, which has generally been reflected in lower operating results in the first and fourth quarters. The highest number of passengers is recorded during September and October. Therefore, the highest quarterly operating results were recorded in the third quarter of 2003, 2002 and 2001.

Segments

Lufthansa operates its business through six business segments and the Services and Financial Companies segment:

- The Passenger Business segment is Lufthansa's largest business segment. Through Deutsche Lufthansa AG, Lufthansa CityLine GmbH and Air Dolomiti S.p.A. and cooperative arrangements with other airlines, this segment provides air travel for business and leisure passengers worldwide.
- The Logistics segment is operated through Lufthansa Cargo AG and is responsible for marketing and handling air freight transportation around the globe. In addition to its own freight aircraft capacity, Lufthansa Cargo utilizes the belly capacities on passenger aircraft operated by Lufthansa and other passenger airlines.
- The MRO segment is operated through the Lufthansa Technik group and provides aeronautical engineering services to Lufthansa and other airlines and aircraft operators, including leasing companies, around the globe. These services encompass the entire spectrum of MRO services for modern commercial aircraft and engines.
- The Catering segment is operated through the LSG Sky Chefs international group of companies and provides food preparation and related logistical services to the airline industry, including "buy on board" food services. This segment also provides other services and products, such as airport food service, retail store operations, in-flight retailing and party services. In addition, through Chef Solutions Inc., the Catering segment, at present, still offers convenient meal solutions. For information on the agreement that LSG Sky Chefs entered into for the sale of its Chef Solutions operations, see "Business – Catering segment: LSG Sky Chefs – Products and services".

- The Leisure Travel segment is operated through Thomas Cook AG, in which Lufthansa owns a 50% joint venture interest. Thomas Cook AG provides integrated leisure travel and related services to customers in its core markets in Western Europe, including Germany, the United Kingdom and France. Lufthansa accounts for its investment in Thomas Cook AG using the at-equity method. Therefore, only Lufthansa's proportionate share of the after-tax profit or loss and of the equity of Thomas Cook AG are reflected in the Consolidated Financial Statements.
- The IT Services segment is operated through the Lufthansa Systems group of companies and provides a broad range of IT products and services in the airline, aviation, airport infrastructure and logistics business areas to Lufthansa group companies as well as third party customers around the world.
- The Service und Financial Companies segment provides financial and other business services.

Lufthansa's segments perform services for third parties as well as for Lufthansa's consolidated group companies. Lufthansa's revenue as shown in its Consolidated Financial Statements includes only revenue generated from third-party business; it does not include revenue generated internally. In the discussion below of the results of operations of Lufthansa's segments, reference is made to "net revenue" and "total revenue". Net revenue includes only revenue generated from third party business, and total revenue includes net revenue together with revenue generated and billed internally.

Critical accounting policies

The preparation of Lufthansa's Consolidated Financial Statements and notes thereto requires that Lufthansa make estimates and judgments that affect the reported amount of assets, liabilities, revenues and expenses and related disclosure of contingent assets and liabilities at the date of the Consolidated Financial Statements. Lufthansa bases its estimates on historical experience, changes in the business environment and on various other assumptions that management believes are reasonable under the circumstances.

Critical accounting policies are those accounting estimates that require management to make assumptions about matters that are highly uncertain at the time the estimates are made and would have resulted in material changes to the Consolidated Financial Statements if different estimates, which Lufthansa reasonably could have used, were made.

Frequent flyer accounting

Lufthansa uses a variety of estimates in accounting for its Miles & More frequent flyer program. Lufthansa awards air miles to customers who fly with Lufthansa or any of its Star Alliance partners, purchase products and services from its Miles & More participating partners or convert their award points with participating partners into air miles with Lufthansa. Lufthansa accounts for its frequent flyer program obligations by recording a provision. For flight awards expected to be redeemed on Lufthansa flights, the estimated incremental cost is recorded. Based on past passenger behavior in redeeming air miles, assumptions are made regarding the likelihood of customers redeeming their air miles for awards other than Lufthansa flights, as well as the likelihood of customers never redeeming their air miles. Estimated incremental costs for flight awards redeemed on Lufthansa flights are based on the incremental cost incurred per additional passenger for food and beverages, fuel, insurance, security and similar expenses.

If Miles & More members redeem miles for travel with other airlines, or use them to purchase products and services with non-airline partners, such as hotels and car rental firms, Lufthansa must pay the product or service provider for providing the award. Lufthansa makes assumptions regarding the amount of air miles that will be redeemed with Lufthansa versus its partners and estimates how much it will have to pay its partners for future awards . The cost for Lufthansa to carry an award passenger is generally lower than the amount Lufthansa pays to its partners. If the costs actually incurred by Lufthansa or paid to other companies are higher than the estimated costs, the liability for air miles may be understated.

Lufthansa recorded a liability for estimated Miles & More awards of €491 million, €524 million and €442 million as of year-end 2003, 2002 and 2001, respectively. Lufthansa believes that displacement of revenue passengers by passengers redeeming air miles is minimal given Lufthansa's load factors, its ability to manage frequent flyer seat availability and the relatively low ratio of award usage to total passengers.

Deferred tax assets

Lufthansa follows tax effect accounting procedures using the asset and liability method for all temporary differences arising between the tax bases of assets and liabilities and their carrying values for financial reporting purposes. Income tax on temporary differences is set aside to deferred tax liability and deferred tax asset accounts at the current enacted tax rates of the relevant taxing jurisdictions. Deferred tax assets relating to deductible temporary differences and tax losses carried forward are only treated as an asset to the extent that it is probable that future taxable profit will be available against which the deductible temporary differences and tax losses can be utilized. Such projections are based on certain assumptions, such as future revenue and margin growth, currency fluctuations and inflation.

At year-end 2003, Lufthansa recorded deferred tax assets from tax losses carried forward and tax credits totaling €194 million, of which €135 million related to LSG Sky Chefs group USA. If Lufthansa determines during any period that it could realize a larger net deferred tax asset than the recorded amount, it would adjust the deferred tax asset to include income for the period. Conversely, if Lufthansa were to determine that it would be unable to realize a portion of its recorded deferred tax asset, it would adjust the deferred tax asset to record a charge to its income for the period. Management's subjective judgment is required in assessing the future tax consequences of events that have been recognized in Lufthansa's financial statements or tax returns. If the assumptions on which Lufthansa records deferred tax assets were not realized, or were only partially realized, this could jeopardize its ability to utilize its tax losses carried forward and require a write-down or write-off of these assets.

Goodwill

Upon the acquisition of a subsidiary, associated company or joint venture, Lufthansa allocates the purchase consideration between the individual assets (other than goodwill) and liabilities on a fair value basis and accounts for any excess purchase consideration as goodwill. Lufthansa capitalizes acquired goodwill at cost using historical exchange rates and amortizes goodwill over its estimated useful life up to a maximum of 20 years. Appropriate amortization periods are generally selected based on assessments of the market and competitive position.

Lufthansa compares carrying amounts of goodwill of a prior acquisition only if the acquisition shows indications of possible impairments, with estimated values in use based on latest management cash flow forecasts. Key areas of judgment in estimating the values in use of businesses are forecasted long-term growth rates and the appropriate discount rates to be applied to forecasted cash flows for the acquired business. In those instances where the value of use is not an appropriate measure according to IAS 36, "Impairment of Assets", the current value of goodwill is based on estimates of the net selling price. If management determines that its assumptions about growth rates, discount rates or net selling prices were incorrect or need to be modified over time, unscheduled amortization of goodwill could be required.

The carrying value of goodwill (including goodwill from participations accounted for under the at-equity method) at year-end 2003 totaled €913 million, after €836 million was amortized in the Consolidated Profit and Loss Statement for 2003.

In March 2004, the IASB published IFRS 3, "Business Combinations". IFRS 3 is part of a fundamental revision of the rules for accounting for acquisitions, for the first-time recording of goodwill upon a business combination and amortizing goodwill in subsequent years. IFRS 3 replaces IAS 22, "Business Combinations". In addition, IAS 38, Intangible Assets', and IAS 36, "Impairment of Assets", were revised in connection with the publication of IFRS 3.

If the purchase price paid in connection with a business combination exceeds the fair value of the assets acquired and liabilities assumed, the difference is treated as goodwill. If, on the other hand, the purchase price is less than the fair value of the assets acquired and liabilities assumed, negative goodwill arises equal to the amount of the difference, which must be recognized as income immediately if the fair value of acquired assets and liabilities do not require adjustment.

The most significant change contained in IFRS 3 is the "impairment only" treatment of goodwill resulting from business combinations. Under IFRS 3, amortization of goodwill is prohibited. Instead, goodwill is evaluated

annually for any impairment in accordance with IAS 36, "Impairment of Assets", and any impairment loss is recognized in the profit and loss statement. This treatment also applies to goodwill from any past business combination. The carrying amount of goodwill resulting from past business combinations at the beginning of the first annual period beginning on or after the date on which the new standard is applied for the first time will be carried forward.

Under IAS 36 (revised 2004), the impairment test is performed at the level of the smallest unit to which the goodwill can be allocated, which is called the cash-generating unit, or "CGU". The impairment test under revised IAS 36 is substantially similar to the test that was required by this standard prior to its revision in 2004. Accordingly, testing for impairment is done by comparing the carrying amount of each CGU, including any goodwill allocated thereto, with its recoverable amount. The recoverable amount is the higher of the fair value less selling costs and the value in use. The fair value less selling costs is the amount obtainable from the sale of the CGU in an arm's-length transaction between knowledgeable and willing parties, less the selling costs. The value in use is the present value of the future cash flows expected to be derived from the GCU.

Lufthansa believes that in those years where no impairment loss on goodwill is required to be recorded, its profit from operating activities would be higher under IFRS 3 due to the elimination of goodwill amortization. In addition, Lufthansa's profit from operating activities could be subject, under IFRS 3, to larger yearly fluctuations in the amount of impairment losses, which could have a material impact on its results of operations.

Tangible and intangible assets (excluding goodwill)

Lufthansa evaluates the impairment of tangible assets and intangible assets in accordance with IAS 36. Lufthansa had a book value of €8,237 million in aircraft, property, technical equipment, other tangible assets and intangible assets (excluding goodwill) at year-end 2003. These assets are amortized based on their historical cost and expected useful life. Lufthansa currently has a policy of not revaluing tangible assets. Depreciation is calculated to write off the cost, less the estimated residual value, on a straight-line basis. Changes in the valuation method relating to the revaluation of tangible assets, estimation of useful lives, current residual values or other factors could have a material effect on the presentation of Lufthansa's net worth, financial position and results of operations.

Pension provisions

Lufthansa currently operates unfunded and funded defined-benefit pension schemes under arrangements that have been established in the various countries in which it offers employee pension benefits. Obligations arising from Lufthansa's pension plans are based on actuarial computations incorporating assumptions, which vary from country to country, regarding discount rates, average life expectancies, salary and pension trends and, in the case of funded pension obligations, projected returns on plan assets. At year-end 2003, the present value in accordance with IAS 19, "Employee Benefits", was €4,507 million for unfunded pension obligations and €222 million for funded pension obligations. In addition, the value of external plan assets for pension obligations of LSG Sky Chefs group USA amounted to €97 million. Unrecognized actuarial losses were €305 million so that the provisions for pensions shown in the balance sheet at December 31, 2003 were lower than the present value of the retirement benefit obligations at the time. According to IAS 19, actuarial gains and losses are recognized when they exceed 10% of the obligation. The amount exceeding this threshold is divided over the expected average remaining years of service of the active staff affecting the income statement and recorded in the balance sheet. Accordingly the total amount of pension obligations included in the Consolidated Balance Sheet amounted to €4,327 million at year-end 2003.

Lufthansa estimates cash flows needed to service pension payments based on expected salary and pension trends and life expectancies. These cash flows, in turn, are discounted. An increase in the estimated average annual salary increase (currently: 2.75%), the projected future increase in pension payments (currently: 1.0% to 2.75%), a decrease in the discount rate (currently: 5.5%) or an increase in life expectancies would result in higher projected benefit obligations.

For information regarding Lufthansa's plans to move some of its pension liabilities off balance sheet, see "Business – Employees – Pension Commitments".

Scope of consolidation

The Consolidated Financial Statements include the contributions of three types of entities:

- fully consolidated entities in which Lufthansa generally holds a voting interest of more than 50%. Such entities are fully consolidated in the Consolidated Financial Statements;
- entities reflected in the Consolidated Financial Statements using the at-equity method. Such entities are those in which Lufthansa holds a voting interest of between 20% and 50%, including joint ventures with third parties. Only Lufthansa's proportionate share of the after-tax profit or loss and the equity of these entities is reflected in the Consolidated Financial Statements; and
- other unconsolidated participations, which include all other entities in which Lufthansa holds a voting interest (including immaterial entities in which Lufthansa owns an interest of greater than 20%). Such entities are treated as financial instruments in accordance with IAS 39, "Financial Instruments: Recognition and Measurements". Dividend income (including gains and losses from profit-and-loss transfer agreements with Lufthansa's unconsolidated German entities) and dividends received by Lufthansa from such entities are reflected in the financial income included in the Consolidated Financial Statements.

The following table sets forth the changes in the number of fully consolidated entities and entities accounted for using the at-equity method in the Consolidated Financial Statements for the periods indicated:

	Year ended December 31,			Three months ended March 31,	
	2003	2002	2001	2004	2003 [1]
Number of fully consolidated entities [2]	166	179	148	173	183
Thereof:					
German entities	62	48	24	69	50
Non-German entities	104	131	124	104	133
Number of entities reflected using the at-equity method	36	36	37	35	35
Thereof:					
Joint Ventures	8	8	7	7	7
Associated Companies	28	28	30	28	28

(1) Air Dolomiti has been consolidated with retroactive effect as of January 1, 2003.
(2) Includes special purpose entities used for finance leases.

Special items

A number of special items have also affected the comparability of Lufthansa's financial results during the period under review. Special items had net effects on Lufthansa's profit/loss from operating activities totaling €347 million in the first quarter of 2004, €(212) million in 2003, €827 million in 2002 and €(406) million in 2001. The most significant individual special items include the following for the periods indicated:

	(€ in millions)
Three months ended March 31, 2004	
Book profits on the sale of 13.2% interest in Amadeus Global Travel Distribution S.A.	292
Book profits on the disposal of aircraft	6
Impairment loss of the Logistics segment (aircraft)	(1)
Year ended December 31, 2003 [(1)]	
Book profits on the disposal of aircraft	151
Gain on sale of 66% interest in START AMADEUS GmbH	79
Release of provisions relating to catering agreement with SAS	35
Impairment loss of the Catering segment	(705)
Impairment loss of the MRO segment	(52)
Impairment losses of the Passenger Business and Logistics segments (aircraft)	(26)
Year ended December 31, 2002 [(2)]	
Book profit on sale of 25% interest in DHL International Ltd	414
Book profit on sale of 49% interest in GlobeGround GmbH	74
Release of provisions relating to catering agreement with SAS	47
Compensation payments received from the German Government in relation to the September 11, 2001 terrorist attacks	43
Impairment loss of the Passenger Business segment (aircraft)	(27)
Impairment loss of the Catering segment (buildings)	(6)
Year ended December 31, 2001	
Book profit on sale of 51% stake in GlobeGround GmbH	80
Book profit on disposition of investment in France Telecom	58
Book profit on the disposal of aircraft	35
Creation of provision relating to potential losses under catering agreement with SAS	(180)
Impairment loss of the Catering segment	(495)

(1) An impairment loss in relation to the goodwill of British Midland plc of €66 million and a further increase in the negative market value of put options granted in connection with acquisitions of shares in the amount of €64 million negatively affected Lufthansa's financial result but not its loss from operating activities in 2003.

(2) An impairment loss in relation to the goodwill of British Midland plc of €53 million and the negative market value of put options granted in connection with acquisitions of shares in the amount of €150 million negatively affected Lufthansa's financial result but not its profit from operating activities in 2002.

Measures of operating performance

In addition to RPKs, RTKs, passenger yields and cargo yields, which are described above under "– Operating revenue and expenses overview – Operating revenue", Lufthansa uses the operating measures described below to assess its performance. Operating performance data is unaudited.

Capacity

Passenger capacity available on scheduled passenger flights is the number of seats available for passenger transportation multiplied by the number of kilometers flown and is expressed in terms of available seat-kilometers, or "ASKs".

Cargo capacity available is the total amount of cargo that could be transported multiplied by the number of kilometers flown and is measured in terms of available ton-kilometers, or "ATKs".

Load factors

The ratio between RPK and ASK is the passenger load factor.

The ratio between RTK and ATK is the cargo load factor.

Results of operations

The following table sets forth for the periods indicated certain of Lufthansa's revenue and expense items, both in actual terms and as a percentage of total revenues, together with the period-to-period changes in those items:

	Three Months ended March 31,				Change
	2004		2003[1]		2004/2003
	(unaudited) (€ in millions and as a percentage of consolidated revenue)				(%)
Traffic revenue	2,886	74.1%	2,611	70.5%	10.5
Other revenue	1,008	25.9%	1,092	29.5%	(7.7)
Revenue	3,894	100.0%	3,703	100.0%	5.2
Changes in inventories and work performed by the enterprise and capitalized	5	0.1%	3	0.1%	66.7
Other operating income	588	15.1%	408	11.0%	44.1
Operating expenses	(4,256)	(109.3)%	(4,417)	(119.3)%	3.6
Profit/loss from operating activities	231	5.9%	(303)	(8.2)%	–
Result from investments accounted for using the at-equity method	(91)	(2.3)%	(89)	(2.4)%	(2.2)
Other income from subsidiaries, joint ventures and associates	7	0.2%	13	0.4%	(46.2)
Net interest	(84)	(2.2)%	(102)	(2.8)%	17.6
Other financial items	(8)	(0.2)%	(35)	(0.9)%	77.1
Profit/loss from ordinary activities	55	1.4%	(516)	(13.9)%	–
Other taxes	(12)	(0.3)%	0[2]	0.0%	–
Profit/loss before income taxes	43	1.1%	(516)	(13.9)%	–
Income taxes	19	0.5%	159	4.3%	(88.1)
Result after taxes	62	1.6%	(357)	(9.6)%	–
Minority interests	(0)[2]	0.0%	1	0.0%	(100.0)
Net profit/loss for the period	62	1.6%	(356)	(9.6)%	–

(1) Figures reflect the consolidation of Air Dolomiti with retroactive effect as of January 1, 2003.
(2) Less than €1.0 million.

	Year ended December 31,						Change	Change
	2003		2002		2001		2003/ 2002	2002/ 2001
	(€ in millions and as a percentage of consolidated revenue)						(%)	(%)
Traffic revenue	11,662	73.1%	12,032	70.9%	12,253	73.4%	(3.1)	(1.8)
Other revenue	4,295	26.9%	4,939	29.1%	4,437	26.6%	(13.0)	11.3
Revenue	15,957	100.0%	16,971	100.0%	16,690	100.0%	(6.0)	1.7
Changes in inventories and work performed by the enterprise and capitalized	29	0.2%	16	0.1%	26	0.2%	81.2	(38.5)
Other operating income	1,728	10.8%	2,102	12.4%	1,473	8.8%	(17.8)	42.7
Operating expenses	(17,861)	(111.9)%	(17,497)	(103.1)%	(18,505)	(110.9)%	(2.1)	5.4
Profit/loss from operating activities	(147)	(0.9)%	1,592	9.4%	(316)	(1.9)%	–	–
Result from investments accounted for using the at-equity method	(176)	(1.1)%	(92)	0.5%	(16)	(0.1)%	(91.3)	(475.0)
Other income from subsidiaries, joint ventures and associates	39	0.2%	28	0.2%	60	0.4%	39.3	(53.3)
Net interest	(341)	2.1%	(415)	2.4%	(398)	(2.4)%	17.8	(4.3)
Other financial items	(160)	1.0%	(161)	0.9%	(76)	(0.5)%	0.6	(111.8)
Profit/loss from ordinary activities	(785)	(4.9)%	952	5.6%	(745)	(4.5)%	–	–
Other taxes	(29)	(0.2)%	(47)	(0.3)%	(62)	(0.4)%	38.3	(24.2)
Profit/loss before income taxes	(814)	(5.1)%	905	5.3%	(807)	(4.8)%	–	–
Income taxes	(164)	(1.0)%	(183)	(1.1)%	202	1.2%	10.4	–
Result after taxes	(978)	(6.1)%	722	4.3%	(605)	(3.6)%	–	–
Minority interests	(6)	0%	(5)	0%	(29)	(0.2)%	20.0	(82.8)
Net profit/loss for the period	(984)	(6.2)%	717	4.2%	(633)	(3.8)%	–	–

The table below sets forth certain financial data for each of Lufthansa's segments, for the periods indicated together with the period-to-period changes:

	Three Months ended March 31, 2004	Three Months ended March 31, 2003[1]	Change 2004/2003
	(unaudited) (€ in millions and as a percentage of consolidated revenue)		(%)
Passenger Business[1]			
Total revenue	2,540	2,258	12.5
Of which inter-segment revenue	122	103	18.4
Net revenue	2,418	2,155	12.2
Percentage of consolidated revenue	*62.1%*	*58.2%*	
Other income	235	306	(23.2)
Total segment income[2]	2,775	2,564	8.2
Total segment expenses[3]	(2,820)	(2,931)	3.8
Segment result[4]	(45)	(367)	87.7
Logistics			
Total revenue	545	533	2.3
Of which inter-segment revenue	0	3	(100.0)
Net revenue	545	530	2.8
Percentage of consolidated revenue	*14.0%*	*14.3%*	
Other income	42	43	(2.3)
Total segment income[2]	587	576	1.9
Total segment expenses[3]	(600)	(579)	(3.6)
Segment result[4]	(13)	(3)	(333.3)
MRO			
Total revenue	770	747	3.1
Of which inter-segment revenue	367	344	6.7
Net revenue	403	403	0.0
Percentage of consolidated revenue	*10.3%*	*10.9%*	
Other income	33	44	(25.0)
Total segment income[2]	803	791	1.5
Total segment expenses[3]	(743)	(774)	4.0
Segment result[4]	60	17	252.9
Catering			
Total revenue	586	642	(8.7)
Of which inter-segment revenue	114	112	1.8
Net revenue	472	530	(10.9)
Percentage of consolidated revenue	*12.1%*	*14.3%*	
Other income	19	27	(29.6)
Total segment income[2]	605	669	(9.6)
Total segment expenses[3]	(686)	(735)	6.7
Segment result[4]	(81)	(66)	(22.7)
Leisure travel			
Segment result[5]	(76)	(83)	8.4
IT Services			
Total revenue	148	137	8.0
Of which inter-segment revenue	92	93	(1.1)
Net revenue	56	44	27.3
Percentage of consolidated revenue	1.4%	1.2%	
Other income	6	6	0.0
Total segment income[2]	154	143	7.7
Total segment expenses[3]	(147)	(137)	(7.3)
Segment result[4]	7	6	16.7

	Three Months ended March 31,		Change
	2004	2003 [1]	2004/2003
	(unaudited) (€ in millions and as a percentage of consolidated revenue)		(%)
Service and Financial Companies			
Total revenue [6]	–	56	(100.0)
Of which inter-segment revenue [6]	–	15	(100.0)
Net revenue [6]	–	41	(100.0)
Percentage of consolidated revenue [6]	–	1.1%	
Other income	400	94	325.5
Total segment income [2]	400	150	166.7
Total segment expenses [3]	(70)	(73)	4.1
Segment result [4]	330	77	328.6

(1) Figures reflect the consolidation of Air Dolomiti with retroactive effect as of January 1, 2003.

(2) Includes total revenue and other income.

(3) Includes inter-segment expenses.

(4) Includes inter-segment revenue and expenses.

(5) Includes the result (after taxes) attributable to Lufthansa resulting from the at equity accounting of Lufthansa's 50% share in Thomas Cook AG for the quarters ended January 31, 2004 and 2003, respectively.

(6) *The change in this line item in the first quarter of 2004 compared to the first quarter of 2003 was due to the deconsolidation of* START AMADEUS GmbH as of March 1, 2003, following Lufthansa's sale of its 66% interest in the company.

	Year ended December 31,			Change 2003/ 2002	Change 2002/ 2001
	2003	2002	2001		
	(€ in millions and as a percentage of consolidated revenue)			(%)	(%)
Passenger Business					
Total revenue	10,208	10,461	10,633	(2.4)	(1.6)
Of which inter-segment revenue	434	425	450	2.1	(5.6)
Net revenue	9,774	10,036	10,183	(2.6)	(1.4)
Percentage of consolidated revenue	*61.2%*	*59.1%*	*61.0%*		
Other income	1,121	1,281	1,304	(12.5)	(1.8)
Total segment income [1]	11,329	11,742	11,937	(3.5)	(1.6)
Total segment expenses [2]	(11,172)	(11,226)	(11,788)	0.5	4.8
Segment result [3]	157	516	149	(69.6)	246.3
Logistics					
Total revenue	2,161	2,350	2,438	(8.0)	(3.6)
Of which inter-segment revenue	14	12	16	16.7	(25.0)
Net revenue	2,147	2,338	2,422	(8.2)	(3.5)
Percentage of consolidated revenue	*13.5%*	*13.8%*	*14.5%*		
Other income	174	262	254	(33.6)	3.1
Total segment income [1]	2,335	2,612	2,692	(10.6)	(3.0)
Total segment expenses [2]	(2,301)	(2,444)	(2,626)	5.9	6.9
Segment result [3]	34	168	66	(79.8)	154.5
MRO					
Total revenue	2,852	2,808	2,835	1.6	(1.0)
Of which inter-segment revenue	1,265	1,185	1,294	6.8	(8.4)
Net revenue	1,587	1,623	1,541	(2.2)	5.3
Percentage of consolidated revenue	*10.0%*	*9.6%*	*9.2%*		
Other income	171	193	152	(11.4)	27.0
Total segment income [1]	3,023	3,001	2,987	0.7	0.5
Total segment expenses [2]	(2,865)	(2,786)	(2,832)	(2.8)	1.6
Segment result [3]	158	215	155	(26.5)	38.7
Catering					
Total revenue	2,667	3,076	2,516	(13.3)	22.3
Of which inter-segment revenue	467	446	449	4.7	(0.7)
Net revenue	2,200	2,630	2,067	(16.3)	27.2
Percentage of consolidated revenue	*13.8%*	*15.5%*	*12.4%*		
Other income	211	165	96	27.9	71.9
Total segment income [1]	2,878	3,241	2,612	(11.2)	24.1
Total segment expenses [2] [4]	(3,704)	(3,233)	(3,481)	(14.6)	7.1
Segment result [3] [4]	(826)	8	(869)	–	–
Leisure travel					
Segment result [5]	(131)	(67)	7	(95.5)	–
IT Services					
Total revenue	611	557	478	9.7	16.5
Of which inter-segment revenue	392	368	352	6.5	4.5
Net revenue	219	189	126	15.9	50.0
Percentage of consolidated revenue	*1.4%*	*1.1%*	*0.8%*		
Other income	39	35	17	11.4	105.9
Total segment income [1]	650	592	495	9.8	19.6
Total segment expenses [2]	(595)	(538)	(467)	(10.6)	(15.2)
Segment result [3]	55	54	28	1.9	92.9

	Year ended December 31,			Change 2003/ 2002	Change 2002/ 2001
	2003	2002	2001		
	(€ in millions and as a percentage of consolidated revenue)			(%)	(%)
Service and Financial Companies					
Total revenue	30	156	360	(80.8)	(56.7)
Of which inter-segment revenue	0 [(6)]	1	8	(100.0)	(87.5)
Net revenue	30	155	352	(80.6)	(56.0)
Percentage of consolidated revenue	*0.2%*	*0.9%*	*2.1%*		
Other income	335	647	260	(48.2)	148.8
Total segment income [(1)]	365	803	620	(54.5)	29.5
Total segment expenses [(2)]	(237)	(231)	(472)	(2.6)	51.1
Segment result [(3)]	128	572	148	(77.6)	286.5

(1) Includes total revenue and other income.

(2) Includes inter-segment expenses.

(3) Includes inter-segment revenue and expenses.

(4) Includes impairment losses in the amount of €705 million for 2003, €6 million for 2002 and €495 million for 2001.

(5) Includes the result (after taxes) attributable to Lufthansa resulting from the at equity accounting of Lufthansa's 50% share in Thomas Cook AG for the financial years ended October 31, 2003, 2002 and 2001, respectively.

(6) Less than €0.5 million.

Three months ended March 31, 2004 and 2003

Revenue

Lufthansa's revenue grew by 5.2% to €3,894 million in the first quarter of 2004 from €3,703 million in the first quarter of 2003. This €191 million increase reflects:

- increases in revenue of €39 million due to higher prices, €46 million due to consolidation effects and €350 million due to higher volumes, which were offset by
- a decrease in revenue of €244 million due to currency effects.

Traffic revenue. Traffic revenue was 10.5% higher at €2,886 million (74.1% of consolidated revenue) in the first quarter of 2004 compared with €2,611 million (70.5% of consolidated revenue) in the first quarter of 2003. This increase was primarily due to higher RPKs and passenger yields in the Passenger Business segment and higher volumes of cargo and mail transported in the Logistics segment, the total effects of which were offset by lower cargo yields in the Logistics segment.

Other revenue. Other revenue decreased 7.7% to €1,008 million (25.9% of consolidated revenue) in the first quarter of 2004 from €1,092 million (29.5% of consolidated revenue) in the first quarter of 2003. €472 million of this decrease related to the Catering segment and €403 million to the MRO segment. Adjusted for consolidation effects, other revenue decreased by 11.8%, of which 5.5 percentage points were attributable to currency translation effects caused by companies, mainly in the Catering segment, that do not report in euro.

Revenue by segment

- **Passenger Business.** Total revenue in the Passenger Business segment grew by 12.5% to €2,540 million in the first quarter of 2004 from €2,258 million in the first quarter of 2003. This growth largely reflects a 10.8% increase in overall passenger traffic to 23.1 billion RPKs in the first quarter of 2004 from 20.8 billion RPKs in the first quarter of 2003. The number of passengers transported grew by 7.5% to 11.4 million in the first quarter of 2004 from 10.6 million in the first quarter of 2003. In the first quarter of 2004, average passenger yields increased by 2.4% above their level in the first quarter of 2003. Measured against the low revenue of the first quarter of 2003, Lufthansa achieved double digit growth in passenger traffic revenue in all regions except Asia/Pacific, where revenue grew by 9.3% in the aggregate.

  Lufthansa's overall passenger transportation capacity grew by 7.7% to 31.8 billion ASKs in the first quarter of 2004 from 29.5 billion ASKs in the first quarter of 2003. This growth resulted primarily from an increase in the

number of scheduled flights. RPKs grew at a higher rate than ASKs, which caused the passenger load factor to improve to 72.6% in the first quarter of 2004 compared to 70.6% in the first quarter of 2003.

Net revenue in the Passenger Business segment grew by 12.2% to €2,418 million (62.1% of consolidated revenue) in the first quarter of 2004 from €2,155 million (58.2% of consolidated revenue) in the first quarter of 2003.

The following tables contain certain regional information for the Passenger Business segment for the first quarters of 2004 and 2003:

	Number of passengers		
	Three months ended March 31,		Change
	2004	2003[1]	2004/2003
	(in thousands)		(%)
Europe	8,873	8,380	5.9
North America	1,080	946	14.2
Central and South America	154	135	14.1
Asia/Pacific	806	750	7.5
Middle East	214	127	68.5
Africa	243	241	0.8
Total scheduled services	11,370	10,579	7.5
Charters	5	4	25.0
Total	**11,375**	**10,583**	**7.5**

	RPKs			Passenger load factor	
	Three months ended March 31,		Change	Three months ended March 31,	
	2004	2003[1]	2004/2003	2004	2003
	(in millions)		(%)	(%)	
Europe	5,855	5,523	6.0	59.4	57.5
North America	7,542	6,593	14.4	78.7	76.4
Central and South America	1,423	1,255	13.4	80.4	80.3
Asia/Pacific	6,216	5,775	7.6	79.6	78.9
Middle East	788	491	60.6	74.3	65.8
Africa	1,256	1,199	4.7	73.8	73.0
Total scheduled services	23,080	20,837	10.8	72.6	70.6
Charters	5	5	(12.8)	57.5	47.1
Total	**23,085**	**20,842**	**10.8**	**72.6**	**70.6**

(1) Figures reflect the consolidation of Air Dolomiti with retroactive effect as of January 1, 2003.

RPKs grew in all regions in the first quarter of 2004 compared to their levels in the first quarter of 2003. North America and Central and South America experienced strong growth, recording increases in RPKs of 14.4% and 13.4%, respectively. Growth was strongest, however, in the Middle East, the region most affected in the comparable quarter of 2003 by the war in Iraq, and RPKs increased by 60.6% in the first quarter of 2004.

In Europe, Lufthansa transported 8.873 million, or 5.9% more, passengers and sold 5,855 million, or 6.0% more, RPKs in the first quarter of 2004 compared to the first quarter of 2003. Passenger traffic revenue grew by 13.5% largely due to the growth in RPKs and a 6.9% improvement in passenger yields. By contrast, Lufthansa's new pricing concept restricted traffic revenue growth in Europe in the first quarter of 2003. In the first quarter of 2004, ASKs increased by 2.5% to 9,852 million ASKs from 9,608 million ASKs and the passenger load factor improved to 59.4% from 57.5%.

In the North America and the Central and South America regions together, Lufthansa transported 1.234 million, or 14.2% more, passengers and sold 8,965 million, or 14.2% more, RPKs in the first quarter of 2004

compared to the first quarter of 2003. Passenger traffic revenue grew by 15.7%, and average passenger yields improved by 1.2%. The weakening of the U.S. dollar against the euro muted developments in these regions, reducing the euro-denominated benefit of dollar-based yield improvements. The passenger load factor improved to 79.0% from 77.0%.

In Asia/Pacific, Lufthansa transported 0.806 million, or 7.4% more, passengers and sold 6,216 million, or 7.6% more, RPKs in the first quarter of 2004 compared to the first quarter of 2003. As the first quarter of 2003 was still relatively unaffected by the outbreak of SARS, which peaked in the second quarter, Asia/Pacific showed a strong performance in comparison to the other regions. This limited the room for growth in passenger traffic revenue in the first quarter of 2004 compared to the first quarter of 2003. As a result, the growth in passenger traffic revenue of 9.3% in Asia/Pacific in the first quarter of 2004 was not as high as the growth recorded in other regions. Despite the strengthening of the euro against the U.S. dollar and the Japanese yen, average passenger yields improved by 1.6% in Asia/Pacific in the first quarter of 2004. The passenger load factor increased to 79.6% from 78.9%.

In the Middle East and the Africa regions, Lufthansa transported 0.457 million, or 24.2% more, passengers and sold 2,044 million, or 21.0% more, RPKs in the aggregate in the first quarter of 2004 compared to the first quarter of 2003. This growth largely reflects the drop in demand for travel to these regions in the first quarter of 2003 caused by the war in Iraq. Passenger traffic revenue grew by 20.8% in the first quarter of 2004 compared to the first quarter of 2003, whereas average passenger yields fell by 0.2%. The passenger load factor increased to 74.0% from 70.7%.

– **Logistics.** Total revenue in the Logistics segment grew by 2.3% to €545 million in the first quarter of 2004 from €533 million in the first quarter of 2003. This growth reflects revenue generated by three newly consolidated companies.

  The volume of mail and freight transported by Lufthansa grew by 8.0% to 1,857 million RTKs in the first quarter of 2004 from 1,719 million RTKs in the first quarter of 2003. Average cargo yields fell 8.5% in the first quarter of 2004 compared to the first quarter of 2003, primarily as a result of the strengthening of the euro against the U.S. dollar, the Indian rupee and the Japanese Yen and a reduction of prices in Germany.

  Lufthansa's overall cargo capacity grew by 2.8% to 2,697 million ATKs in the first quarter of 2004 from 2,624 million ATKs in the first quarter of 2003, largely as a result of more belly capacity becoming available as Lufthansa increased its passenger aircraft capacity. However, the cargo load factor improved by 3.4 percentage points to 68.9% in the first quarter of 2004 from 65.5% in the first quarter of 2003 due to the growth in RTKs that overtook the growth in ATKs.

  In Europe, RTKs grew by 17.4% in the first quarter of 2004 compared to the first quarter of 2003.

  In Asia/Pacific, RTKs grew by 10.2% in the first quarter of 2004 compared to the first quarter of 2003.

  Lufthansa achieved the highest growth in RTKs in the Middle East and Africa, where they grew in the aggregate by 18.9% in the first quarter of 2004.

  Lufthansa was able to improve its cargo load factors in all regions in the first quarter of 2004 compared to the first quarter of 2003.

  Net revenue in the Logistics segment grew by 2.8% to €545 million (14.0% of consolidated revenue) in the first quarter of 2004 from €530 million (14.3% of consolidated revenue) in the first quarter of 2003. This increase was due exclusively to the contributions of newly consolidated companies. The 0.5 percentage point higher growth in net revenues than in total revenues reflects the fact that inter-segment revenue of less than €1 million was generated in the first quarter of 2004, whereas €3 million of inter-segment revenue was generated in the first quarter of 2003.

– **MRO.** Total revenue in the MRO segment grew by 3.1% to €770 million in the first quarter of 2004 from €747 million in the first quarter of 2003. The strengthening of the U.S. dollar against the euro negatively affected growth by 1.6% in the first quarter of 2004.

  Revenue generated internally from Lufthansa group companies grew by 6.7%, or €23 million, largely due to the refitting of Lufthansa's long-haul fleet, including the installation of new passenger seats that fold out into two-meter-long beds, in connection with the launch of the new Lufthansa Business Class.

  Net revenue in the MRO segment remained stable at €403 million in the first quarters of 2004 and 2003 (10.3% and 10.9% of consolidated revenue, respectively). Adjusted for consolidation effects, net revenue fell by 3.9% in the first quarter of 2004.

- **Catering.** Total revenue in the Catering segment fell by 8.7% to €586 million in the first quarter of 2004 from €642 million in the first quarter of 2003. The drop was largely due to a €67 million drop in revenue generated from the segment's U.S. operations, €46 million of which was caused by currency translation effects due to the strengthening of the euro against the U.S. dollar. Reduced demand, as airlines continued to cut back on their in-flight meal and beverage services, also contributed to the decrease in total revenue. LSG Sky Chefs Korea, which was consolidated for the first time in the third quarter of 2003, contributed €12 million to total revenue in the first quarter of 2004.

  Net revenue in the Catering segment fell by 10.9% to €472 million (12.1% of consolidated revenue) in the first quarter of 2004 from €530 million (14.3% of consolidated revenue) in the first quarter of 2003. The 2.2 percentage point higher decrease in net revenue than in total revenue reflects a €2 million, or 1.8%, increase in internal revenue and a €58 million, or 10.9%, decrease in external revenue in the first quarter of 2004 that resulted primarily from the strengthening of the euro against the U.S. dollar and lower demand, particularly in the United States.

- **IT Services.** Total revenue in the IT Services segment grew to €148 million in the first quarter of 2004 from €137 million in the first quarter of 2003. This increase resulted primarily from Lufthansa's taking over, pursuant to service contracts, the IT operations of Thomas Cook AG and DeKABank at the middle and the end of 2003, respectively.

  Net revenue in the IT Services segment increased by 27.3% to €56 million (1.4% of consolidated revenue) in the first quarter of 2004 from €44 million (1.2% of consolidated revenue) in the first quarter of 2003.

- **Service and Financial Companies.** The only company in the Service and Financial Companies segment that contributed to Lufthansa's revenue in the first quarter of 2003 was START AMADEUS GmbH, which was deconsolidated as of March 1, 2003 following Lufthansa's sale of its 66% interest in the company. In the first quarter of 2004, there were no companies in the Service and Financial Companies segment that contributed to Lufthansa's revenue. As a result, net revenue in the Service and Financial Companies segment was €0 in the first quarter of 2004 compared to €41 million in the first quarter of 2003.

The Leisure Travel segment is operated through Thomas Cook AG, in which Lufthansa owns a 50% joint venture interest that is accounted for using the at-equity method. Lufthansa's proportionate share of the after-tax profit or loss of Thomas Cook AG is reflected under financial result in the Consolidated Financial Statements.

Other operating income

Other operating income grew by 44.1% to €588 million in the first quarter of 2004 from €408 million in the first quarter of 2003. This growth was primarily the result of higher book profits recorded on the sale of tangible fixed assets and financial assets in the first quarter of 2004, which were partly offset by lower foreign currency transaction gains in that quarter. In the first quarter of 2004, book profits of €292 million were generated from the sale of 13.2% of Amadeus Global Travel Distribution S.A. and €39 million were generated from the sale of tangible fixed assets, primarily aircraft and engines, and financial assets. In the first quarter of 2003, book profits of €79 million were generated from the sale of START AMADEUS GmbH and €11 million were generated from the sale of tangible fixed assets, primarily aircraft and engines, and financial assets. Foreign currency transaction gains resulted primarily from currency movements between the time receivables and payables originated and the time of their realization. These gains decreased by 41.6% to €90 million in the first quarter of 2004 from €154 million in the first quarter of 2003. The corresponding exchange rate losses included in other operating expenses decreased by 23.9% to €105 million in the first quarter of 2004 from €138 million in the first quarter of 2003.

Operating expenses

The following table shows Lufthansa's items of operating expenses for the first quarters of 2004 and 2003, both in actual terms and as a percentage of revenues, together with the period-to-period charges in those items:

	Three months ended March 31,				Change
	2004		2003 (1)		2004/2003
	(unaudited) (€ in millions and as a percentage of consolidated revenue)				(%)
Cost of materials	1,898	48.7%	1,793	48.4%	5.9
Staff costs	1,171	30.1%	1,177	31.8%	(0.5)
Depreciation and amortization (2)	262	6.7%	282	7.6%	(7.1)
Other operating expenses	925	23.8%	1,165	31.5%	(20.6)
Total	**4,256**	**109.3%**	**4,417**	**119.3%**	**(3.6)**

(1) Figures reflect the consolidation of Air Dolomiti with retroactive effect as of January 1, 2003.

(2) Includes impairment losses of €1 million in the first quarter of 2004 and €0 million in the first quarter of 2003.

Operating expenses fell by 3.6% to €4,256 million in the first quarter of 2004 from €4,417 million in the first quarter of 2003. This decrease in operating expenses resulted from Lufthansa's cost-cutting efforts as well as from positive currency translation effects in the amount of €70 million caused by companies that do not report in euro. Adjusted for consolidation effects, operating expenses decreased by 4.8%.

Cost of materials. Cost of materials increased by 5.9%, or €105 million, to €1,898 million in the first quarter of 2004 from €1,793 million in the first quarter of 2003, a lower rate of increase than the 10.8% increase in RPKs in the first quarter of 2004. Currency translation effects caused by companies that do not report in euro lowered cost of materials by €31 million in the first quarter of 2004. Aviation fuel costs increased by 1.5% to €339 million in the first quarter of 2004 from €334 million in the first quarter of 2003. This increase reflects an increase in fuel consumption of 5.2% and an increase in fuel prices of 8.7% (including net positive hedging results totaling €36 million), offset by a decrease of 12.4% due to positive currency effects resulting from the appreciation of the euro against the U.S. dollar. Cost of other raw materials and supplies and purchased merchandise decreased by 0.6% to €521 million in the first quarter of 2004 from €524 million in the first quarter of 2003. Adjusted for consolidation effects, this expense decreased by 4.8%. Although RPKs grew by 10.8%, charges increased by only 2.3% in the first quarter of 2004, largely due to a 7.6% decrease in landing fees and an 8.2% decrease in air traffic control charges. Airport handling fees were relatively unchanged at €203 million in the first quarter of 2004 compared to €205 million in the first quarter of 2003. Cost of other purchased services increased at the disproportionately high rate of 25.1% to €449 million in the first quarter of 2004 from €359 million in the first quarter of 2003, largely as a result of a 53.6% increase in chartering expenses to €169 million in the first quarter of 2004 from €110 million in the first quarter of 2003. Charter expenses include payments under wet leases to participating partners of Lufthansa Regional.

Staff costs. Staff costs fell by 0.5% to €1,171 million in the first quarter of 2004 from €1,177 million in the first quarter of 2003. Lufthansa reduced its average headcount by 1.4% in the first quarter of 2004 compared to the first quarter of 2003. Adjusted to exclude consolidation effects, the average headcount fell by 1.7% and staff costs fell by 1.6%. Although wages and salaries increased in the first quarter of 2004 compared to the first quarter of 2003, currency translation effects caused by companies that do not report in euro, coupled with a reduction in the average headcount, helped lower staff costs in the first quarter of 2004 compared to the first quarter of 2003.

In the Passenger Business segment, staff costs decreased by 0.2% to €517 million in the first quarter of 2004 from €518 million in the first quarter of 2003. The 2.3% reduction in the average headcount was almost entirely offset by higher wages and salaries.

In the Logistics segment, staff cost decreased by 1.2% to €83 million in the first quarter of 2004 from €84 million in the first quarter of 2003, largely due to a 1.8% reduction in the average headcount in the first quarter of 2004. Adjusted for consolidation effects, staff costs decreased by 2.4%.

In the MRO segment, staff cost increased by 7.7% to €239 million in the first quarter of 2004 from €222 million in the first quarter of 2003. This increase was due in almost equal measure to higher wages and salaries and to a 4.1% higher average headcount. Adjusted for consolidation effects, staff costs increased by 6.8%.

In the Catering segment, staff costs decreased by 7.7% to €264 million in the first quarter of 2004 from €286 million in the first quarter of 2003, largely due to currency translation effects in the amount of €19 million caused by companies that do not report in euro and the downsizing of the workforce by 3.8% in the first quarter of 2004 compared to the first quarter of 2003.

In the IT Services segment, staff costs increased by 2.0% to €52 million in the first quarter of 2004 from €51 million in the first quarter of 2003, largely due to a 5.0% increase in the average headcount resulting from additional employees gained in connection with Lufthansa's taking over the IT operations of Thomas Cook AG and DekaBank.

Depreciation and amortization. Depreciation and amortization fell by 7.1% to €262 million in the first quarter of 2004 from €282 million in the first quarter of 2003. This drop largely reflects the expiration of the depreciation lives of older aircraft, which was not fully matched by additional depreciation on newly acquired aircraft.

Other operating expenses. Other operating expenses fell by 20.6% to €925 million in the first quarter of 2004 from €1,165 million in the first quarter of 2003, largely reflecting Lufthansa's on-going cost-cutting efforts. The drop in other operating expenses also reflects, in part, a 20.9% decrease in sales commissions to €193 million in the first quarter of 2004 from €244 million in the first quarter of 2003. Almost all of the other significant expense items included under other operating expenses were lower in the first quarter of 2004 than in the first quarter of 2003, including foreign currency transaction losses, which decreased by €33 million, or 23.9%, and allowances for receivables, which deceased by €60 million, or 85.7%. Insurance costs for flight operations were €22 million in the first quarter of 2004 compared to €26 million in the first quarter of 2003.

Profit/loss from operating activities

Lufthansa's profit from operating activities was €231 million in the first quarter of 2004 compared with a loss from operating activities of €303 million in the first quarter of 2003. The profit in the first quarter of 2004 reflects a 5.2% increase in revenue and a 44.1% increase in other operating income coupled with a 3.6% decline in operating expenses.

Financial result

Financial result includes primarily investments accounted for under the at-equity method, dividends (including gains and losses from profit-and-loss transfer agreements with Lufthansa's unconsolidated German companies), income from securities and long-term loans, net interest expenses, depreciation on financial assets and results from the measurement of trading derivatives at fair value.

Lufthansa's financial result was a loss of €176 million in the first quarter of 2004 compared with a loss of €213 million in the first quarter of 2003. Losses from investments accounted for under the at-equity method increased to €91 million in the first quarter from €89 million in the first quarter of 2003. Following the sale of the 13.2% interest in Amadeus Global Travel Distribution S. A. on February 13, 2004, this entity is no longer accounted for under the at-equity method. In the first quarter of 2003, Amadeus Global Travel Distribution S. A.'s at-equity contribution was €9 million. In the first quarter of 2004, Lufthansa's at-equity result for its interest in Thomas Cook AG was a loss of €76 million compared with a loss of €83 million in the first quarter of 2003. Thomas Cook AG had a loss of €152 million in its three-month fiscal period ended January 31, 2004, compared with a loss of €167 million in the comparable period of the prior year. This improvement in Thomas Cook AG's results reflects a slight increase in the demand for leisure travel services.

Other income from subsidiaries, joint ventures and associates decreased to €7 million in the first quarter of 2004 from €13 million in the first quarter of 2003.

Lufthansa's net interest expense was 17.6%, or €18 million, lower at €84 million in the first quarter of 2004 due to a reduction in outstanding net indebtedness.

The losses from other financial items of €8 million in the first quarter of 2004 and €35 million in the first quarter of 2003 include depreciation on financial instruments and the result from measuring derivatives at fair value.

Profit/loss from ordinary activities

As a result of the factors described above, Lufthansa generated a profit from ordinary activities of €55 million in the first quarter of 2004 compared with a loss from ordinary activities of €516 million in the first quarter of 2003.

Net profit/loss

After taxes and minority interests, Lufthansa earned a net profit of €62 million in the first quarter of 2004 compared with a net loss of €356 million in the first quarter of 2003. As a result of tax losses, income taxes positively affected the net profit in the first quarter of 2004 by €19 million compared to positive effects on the net loss in the first quarter of 2003 of €159 million.

Years ended December 31, 2003 and 2002

Revenue

Lufthansa's revenue decreased by 6.0% to €15,957 million in 2003 from €16,971 million in 2002. This €1,014 million decrease reflects:

- increases in revenue of €175 million due to higher prices, €92 million due to consolidation effects and €12 million due to higher volumes, which were offset by
- a decrease in revenue of €1,293 million due to currency effects.

Traffic revenue. Traffic revenue was 3.1% lower at €11,662 million in 2003 compared with €12,032 million in 2002. Adjusted to exclude consolidation effects, traffic revenue decreased by 4.3% to €11,510 million. This drop was primarily due to lower passenger and cargo yields, coupled with lower volumes of cargo and mail transported.

Other revenue. Other revenue decreased 13.0% to €4,295 million in 2003 from €4,939 million in 2002, largely due to currency effects from the strengthening of the euro that particularly affected revenue generated by the Catering segment.

Revenue by segment

- **Passenger Business.** Total revenue in the Passenger Business segment decreased 2.4% to €10,208 million in 2003 from €10,461 million in 2002. Although demand increased by 2.4% to 90.7 billion RPKs in 2003 from 88.6 billion RPKs in 2002, total revenue decreased as a result of lower average passenger yields. Average passenger yields decreased 4.1%, largely due to pricing pressure and currency effects from the strengthening of the euro against the U. S. dollar. The strengthening of the euro in 2003 caused Lufthansa's passenger yields to decrease by 5.4% compared to 2002. At constant 2002 exchange rates, Lufthansa's passenger yield would have increased by 1.3% in 2003. Adjusted to exclude consolidation effects, total revenue decreased by 3.9% and overall demand measured in terms of RPKs increased by 1.6%.

  Lufthansa's supply increased by 3.5% to 124.0 billion ASKs in 2003 from 119.9 billion ASKs in 2002. The increase largely resulted from an increase in the number of scheduled flights offered by Lufthansa and growth in Lufthansa's fleet from the acquisition of Air Dolomiti S. p. A., which contributed 1.24 billion ASKs to the total increase of 4.1 billion ASKs. The increase in RPKs was not enough to match the increase in ASKs, resulting in the passenger load factor decreasing to 73.1% in 2003 from 73.9% in 2002.

  Net revenue in the Passenger Business segment decreased by 2.6% to €9,774 million (61.2% of consolidated revenue) in 2003 from €10,036 million (59.1% of consolidated revenue) in 2002.

The following tables set forth certain regional geographical information for the Passenger Business segment for 2003 and 2002:

	Passenger traffic revenue[1]		Change	Number of passengers		Change
	2003	2002	2003/ 2002	2003	2002	2003/ 2002
	(in € millions)		(%)	(in thousands)		(%)
Europe	4,944	5,022	(1.6)	35,541	34,434	3.2
North America	2,018	1,964	2.8	4,965	4,488	10.6
Central and South America	236	282	(16.3)	455	547	(16.8)
Asia/Pacific	1,765	1,918	(8.0)	2,860	2,996	(4.5)
Middle East	232	202	14.9	642	527	21.8
Africa	347	329	5.5	939	905	3.8
Total scheduled services	9,542	9,717	(1.8)	45,403	43,897	3.4
Charters	7	8	(12.5)	37	52	(28.8)
Total	**9,549**	**9,725**	**(1.8)**	**45,440**	**43,949**	**3.4**

[1] Includes only net traffic revenue generated in the Passenger Business segment and does not include traffic revenue generated from the transport of mail and freight in the Logistics segment or other revenue. For additional information on the regional segmentation based on point of sale, see Note 40 to the Consolidated Financial Statements.

	RPKs		Change	Passenger load factor	
	2003	2002	2003/ 2002	2003	2002
	(in € millions)		(%)	(%)	
Europe	24,231	23,202	4.4	63.1	62.5
North America	33,480	30,574	9.5	78.0	79.8
Central and South America	4,017	4,876	(17.6)	77.8	78.0
Asia/Pacific	22,070	23,464	(5.9)	79.1	80.4
Middle East	2,371	1,990	19.1	70.5	71.3
Africa	4,494	4,383	2.5	72.4	72.3
Total scheduled services	90,663	88,489	2.5	73.2	73.9
Charters	45	81	(44.4)	52.7	68.6
Total	**90,708**	**88,570**	**2.4**	**73.1**	**73.9**

Although Lufthansa transported 3.2% more passengers and sold 4.4% more RPKs in Europe in 2003, passenger traffic revenue fell by 1.6% to €4,944 million in 2003 from €5,022 million in 2002 and average passenger yields declined, largely due to pricing pressures and foreign currency transaction and translation effects.

Despite the war in Iraq, Lufthansa was able to increase its passenger traffic revenue by 2.8% to €2,018 million and RPKs by 9.5% on North American routes in 2003. Lufthansa carried 5.0 million passengers in 2003, or 10.6% more than in 2002. However, the 12.0% increase in ASKs in 2003 was not fully taken up by additional passengers. As a result, the passenger load factor fell to 78.0% in 2003 from 79.8% in 2002.

Passenger traffic revenue in the Asia/Pacific region declined year on year by 8.0% to €1,765 million in 2003 from €1,918 million in 2002. Although Lufthansa's passenger business in the region was hit particularly hard by the SARS outbreak, business started to recover in the second half of 2003. Lufthansa drastically cut back its capacity on certain routes in Asia/Pacific at the height of the SARS crisis between March and June 2003 and then progressively raised capacity during the second half of 2003 back to the level that had existed at the beginning of the year. Compared to 2002, overall RPKs in the region were down by only 5.9% in 2003. The passenger load factor reached 79.1% in 2003, falling 1.3 percentage points compared to the prior year's level.

Capacity in terms of ASKs increased in 2003 in all regions except Asia and South America, while RPKs in all regions except Europe and Africa either decreased or showed smaller increases than the increases in

capacity. This contributed to the decreases in passenger load factors that were recorded in 2003 in all regions except Europe and Africa.

- **Logistics.** Total revenue in the Logistics segment fell by 8.0% to €2,161 million in 2003 from €2,350 million in 2002. This decrease was mainly due to weak growth in demand that led to increased competition among cargo transport suppliers and currency effects resulting from the strengthening of the euro, as almost two-thirds of logistics revenue in 2003 was generated in non-euro currencies. RTKs sold fell by 1.0% to 7,089 million RTKs in 2003 from 7,158 million RTKs in 2002. Average cargo yields fell 7.5% in 2003 compared to 2002.

  Lufthansa's overall cargo capacity grew by 0.6% to 10,814 million ATKs in 2003 from 10,748 million ATKs in 2002, largely as a result of more belly capacity becoming available as Lufthansa increased its passenger aircraft capacity in 2003. The cargo load factor decreased to 65.6% in 2003 from 66.6% in 2002.

  Asia/Pacific was the only region where RTKs grew, increasing by 0.4% in 2003. Of all regions, the Asia/Pacific region recorded the smallest percentage drop, 6.9%, in average cargo yields.

  Net revenue in the Logistics segment decreased by 8.2% to €2,147 million (13.5% of consolidated revenue) in 2003 from €2,338 million (13.8% of consolidated revenue) in 2002.

- **MRO.** Total revenue in the MRO segment increased by 1.6% to €2,852 million in 2003 from €2,808 million in 2002. Revenue generated internally from Lufthansa group companies grew by 6.8%, or €80 million, as their demand for technical aeronautical support picked up. By contrast, revenue generated from third party business fell by 2.2%, or €36 million, due to weak U.S. dollar exchange rates, pricing pressure caused by airlines seeking to reduce prices paid to external providers of MRO services and a drop in average yields per contract as customers increasingly awarded MRO orders on a smaller scale. Adjusted to exclude consolidation effects, total revenue in the MRO segment fell 2.0%.

  Net revenue in the MRO segment fell by 2.2% to €1,587 million (10.0% of consolidated revenue) in 2003 from €1,623 million (9.6% of consolidated revenue) in 2002.

- **Catering.** Total revenue in the Catering segment decreased by 13.3% to €2,667 million in 2003 from €3,076 million in 2002. This drop was due to a variety of factors, including the strengthening of the euro, the cancellation or reduction of in-flight catering services by established airlines, especially in the United States, the cancellation of numerous flights as a result of the war in Iraq and the SARS outbreak, as well as pricing pressures from increasingly cost-conscious airlines that continued to demand price concessions from their catering suppliers.

  Chef Solutions Inc. was hit hard by the reduction in demand and intense competition in the convenient meal solutions sector, which caused its revenue to fall by 22.5% to €465 million in 2003 from €600 million in 2002. In U.S. dollar terms, its revenue decreased by 6.9%.

  Net revenue in the Catering segment fell by 16.3% to €2,200 million (13.8% of consolidated revenue) in 2003 from €2,630 million (15.5% of consolidated revenue) in 2002. Net revenue fell by 3.0 percentage points further than total revenue due to a €21 million increase in internal revenue and a €430 million decrease in external revenue in 2003.

- **IT Services.** Total revenue in the IT Services segment increased by 9.7% to €611 million in 2003 from €557 million in 2002. This increase resulted primarily from additional external project contracts, as airlines increasingly outsourced their IT activities in order to reduce costs and optimize their IT systems, as well as from additional IT integration service contracts with Lufthansa and new Star Alliance partners.

  Net revenue in the IT Services segment increased by 15.9% to €219 million (1.4% of consolidated revenue) in 2003 from €189 million (1.1% of consolidated revenue) in 2002.

- **Service and Financial Companies.** Net revenue in the Service and Financial Companies segment decreased to €30 million (0.2% of consolidated revenue) in 2003 from €155 million (0.9% of consolidated revenue) in 2002. This drop resulted from the deconsolidation of START AMADEUS GmbH following Lufthansa's sale of its 66% interest in the company as of February 26, 2003.

The Leisure Travel segment is operated through Thomas Cook AG, in which Lufthansa owns a 50% joint venture interest that is accounted for using the at-equity method. Lufthansa's proportionate share of the after-tax profit or loss of Thomas Cook AG is reflected under financial result in the Consolidated Financial Statements.

Other operating income

Other operating income decreased by 17.8% to €1,728 million in 2003 from €2,102 million in 2002. This decrease was primarily the result of higher book profits recorded on the sale of tangible fixed assets and interests in companies in 2002 and higher foreign currency transaction gains in that year. In addition, Lufthansa received compensation payments from the German government in the amount of €43 million in 2002 for losses sustained as a result of the closure of U.S. airspace from September 11 to 15, 2001. In 2003, book profits of €179 million were generated from the sale of financial assets and tangible fixed assets, primarily aircraft and engines, and €79 million from the sale of START AMADEUS GmbH, compared with book profits of €503 million generated in 2002, primarily from the sale of Lufthansa's 25% stake in DHL International Ltd (€414 million) and its 49% interest in GlobeGround GmbH (€74 million). Foreign currency transaction gains resulted primarily from currency movements between the time receivables and payables originated and the time of their realization. These gains decreased by 15.4% to €527 million in 2003 from €623 million in 2002. The corresponding exchange rate losses included in other operating expenses fell by 12.3% to €469 million in 2003 from €535 million in 2002.

Operating expenses

The following table shows Lufthansa's operating expenses by item for 2003 and 2002, both in actual terms and as a percentage of net revenue, together with the year-to-year changes in those items:

	Year ended December 31,				Change
	2003		2002		2003/ 2002
	(€ in millions and as a percentage of consolidated revenue)				(%)
Cost of materials	7,205	45.1%	7,196	42.4%	0.1
Staff costs	4,612	28.9%	4,660	27.5%	(1.0)
Depreciation and amortization [1]	1,930	12.1%	1,243	7.3%	55.3
Other operating expenses	4,114	25.8%	4,398	25.9%	(6.5)
Total	**17,861**	**111.9%**	**17,497**	**103.1%**	**2.1**

[1] Includes impairment losses of €783 million in 2003 and €33 million in 2002.

Operating expenses increased 2.1% to €17,861 million in 2003 from €17,497 million in 2002. This increase in operating expenses against the backdrop of a 7.2% decrease in operating income resulted from impairment losses totaling €783 million that were realized in 2003 as a result of the on-going downturn in the international airline industry, including €630 million from impairment losses on goodwill (€367 million of which was attributable to Chef Solutions Inc. in the Catering segment, €213 million to the U.S. airline catering operations of the Catering segment and €50 million to BizJet International in the MRO segment), €75 million for impairment losses on intangible assets of Chef Solutions Inc., €27 million for impairment losses on aircraft and engines and €51 million for impairment losses on plant and other equipment, which are collectively referred to as the "Impairment Losses". In 2002, impairment losses amounted to €33 million, of which €27 million related to impairment losses on aircraft in the Passenger Business segment and €6 million to impairment losses on buildings in the Catering segment. Adjusted to exclude the effects of the Impairment Losses in 2002 and 2003, operating expenses fell 2.2% in 2003. This decrease was largely due to currency translation effects totaling €439 million resulting from the currency translation of the contribution by companies that do not report in euro.

Cost of materials. Cost of materials was relatively stable at €7,205 million in 2003 compared with €7,196 million in 2002. Currency translation effects caused by companies that do not report in euro lowered cost of materials by €177 million in 2003.

Although aviation fuel consumption increased by 3.5% and average fuel prices (including positive hedging results) increased in U.S. dollar terms by 16.0% in 2003, aviation fuel costs increased by only 0.4% to €1,352 million from €1,347 million in 2002. Adjusted to exclude consolidation effects, aviation fuel consumption increased by 1.7% and aviation fuel costs decreased by 1.4%. This decrease resulted from, among other things, the appreciation of the euro against the U.S. dollar and hedging gains of approximately €121 million on

fuel purchases in 2003. Cost of other raw materials and supplies and purchased merchandise decreased by 1.0% to €2,169 million in 2003 from €2,191 million in 2002. Adjusted to exclude consolidation effects, these expenses decreased by 4.4%. Charges grew 2.3% in 2003, slightly higher than the 2.1% increase in RPKs, to €2,290 million, €817 million of which was attributable to airport handling fees and €672 million to air traffic control charges. The latter increased at a disproportionately high rate of 8.0%. Lufthansa also spent €111 million more in 2003 than in 2002 on chartering aircraft and, as a result of interim leases for Airbus A330 and A340 aircraft, operating lease payments. Cost of purchased services was relatively unchanged at €3,684 million in 2003 and €3,658 million in 2002.

Staff costs. Staff costs fell by 1.0% to €4,612 million in 2003 from €4,660 million in 2002. In 2003, Lufthansa's headcount was 0.7% higher on average than in 2002, largely due to additional employees gained through acquisitions. Adjusted to exclude consolidation effects, the average headcount fell by 2.1% and staff costs decreased by 3.3% in 2003. These decreases reflect the results of efficiency measures implemented by Lufthansa in 2003, including temporary recruitment freezes, flexible working arrangements and increasing the percentage of part-time employees. These efficiency measures, together with the impact of currency translation effects caused by companies, particularly in the Catering segment, that do not report in euro, offset the additional expense arising from the new collective labor agreement that came into force on January 1, 2003.

In the Passenger Business segment, staff costs increased by 2.6% to €2,101 million in 2003 from €2,047 million in 2002, largely due to an increase of 914 in the average headcount primarily as a result of additional employees attributable to the first-time consolidation of Air Dolomiti S. p. A.

In the Cargo segment, staff costs decreased by 9.2% to €315 million in 2003 from €347 million in 2002, largely due to a 1.5% decline in the average headcount in 2003 and higher pension expenses in 2002 resulting from past service costs.

In the MRO segment, staff costs increased by 6.9% to €840 million in 2003 from €786 million in 2002, largely due to a 10.8% increase in the average headcount attributable to newly consolidated companies.

In the Catering segment, staff costs decreased by 12.2% to €1,109 million in 2003 from €1,263 million in 2002, in part due to the downsizing of the workforce by 6.2% compared to 2002 and currency translation effects in the amount of €117 million caused by companies that do not report in euro.

In the IT Services segment, staff costs increased by 7.9% to €205 million in 2003 from €190 million in 2002, largely due to a 7.0% increase in the average headcount.

Depreciation and amortization. Depreciation and amortization increased by 55.3% to €1,930 million in 2003 from €1,243 million in 2002. This increase was largely driven by the Impairment Losses, which totaled €783 million. Of the Impairment Losses, €705 million were recorded in the Catering segment, €52 million in the MRO segment, €19 million in the Passenger business segment and €7 million in the Logistic segment. Scheduled depreciation and amortization expenses were €1,147 million, or 5.2% less than in 2002, primarily due to the expiration of the depreciation life of older aircraft in the Passenger Business segment. Six of the 16 new aircraft Lufthansa acquired in 2003 were acquired in November and December of 2003; therefore, little depreciation on these aircraft was recorded in 2003.

Other operating expenses. Other operating expenses fell by 6.5% to €4,114 million in 2003 from €4,398 million in 2002, a slightly larger percentage decrease than the 6.0% decrease in revenue. Adjusted to exclude consolidation effects, other operating expenses fell by 8.4% in 2003, again reflecting Lufthansa's on-going cost-cutting efforts. The drop in other operating expenses also reflects, in part, a decrease in commissions of €129 million, or 12.9%, due to decreased revenue, a decline in the percentage of tickets sold through travel agents and lower sales commissions paid to other airlines. Most of the other significant expense items included under other operating expenses were lower in 2003 than in 2002, including foreign currency transaction losses, which decreased by €66 million. However, allowances for receivables increased by €58 million in 2003. Insurance costs for flight operations remained at the previous year's high level and amounted to €102 million in 2003.

Profit/loss from operating activities

Lufthansa's loss from operating activities was €147 million in 2003 compared with a profit from operating activities of €1,592 million in 2002. The loss in 2003 reflects lower revenue and lower other operating income,

which were not matched by the decrease in operating expenses excluding the Impairment Losses. The loss also reflects the Impairment Losses and negative foreign currency transaction and translation effects.

Financial result

Lufthansa's financial result was relatively unchanged at a loss of €638 million in 2003 compared with a loss of €640 million in 2002. Losses from investments accounted for under the at-equity method increased to €176 million in 2003 from €92 million in 2002, largely because Lufthansa's at-equity result for its interest in Thomas Cook AG was a loss of €131 million in 2003 compared with a loss of €67 million in 2002. Thomas Cook AG had a loss of €253 million in its fiscal year through October 31, 2003, compared with a €123 million loss in the previous fiscal year. Thomas Cook AG's results were hard hit in 2003 by the weak German economy, fear of terrorist attacks, the SARS outbreak and the war in Iraq, all of which increased overcapacity in the leisure travel services industry.

Lufthansa also recorded a loss of €76 million (including a goodwill impairment charge of €66 million) in 2003 on its 30% interest in British Midland plc, compared with a loss of €66 million (including a goodwill impairment charge of €53 million) recorded in 2002. These amounts are recorded under other income from subsidiaries, joint ventures and associates.

Lufthansa's net interest expense was 17.8%, or €74 million, lower at €341 million in 2003 due to a reduction in outstanding net indebtedness.

The loss from other financial items of €160 million in 2003 and €161 million in 2002 includes depreciation on financial instruments and the result from measuring derivatives at fair value.

Profit/loss from ordinary activities

As a result of the factors described above, Lufthansa incurred a loss from ordinary activities of €785 million in 2003 compared with a profit from ordinary activities of €952 million in 2002.

Net profit/loss

After taxes and minority interests, Lufthansa had a net loss of €984 million in 2003 compared with a net profit of €717 million in 2002. Taxes were €193 million in 2003 and €230 million in 2002. The relatively high tax liability in 2003 compared to Lufthansa's loss before income taxes for that year largely resulted from the non-deductibility of goodwill amortization and other impairment losses in calculating taxable income and from provisions created in 2003 in relation to a tax audit covering the years 1996 to 1998.

Years ended December 31, 2002 and 2001

Revenue

Lufthansa's revenue increased by 1.7% to €16,971 million in 2002 from €16,690 million in 2001. This €281 million increase reflected:

- an increase of €683 million due to consolidation effects, primarily related to the first full-year consolidation of LSG Sky Chefs group USA, and of €391 million due to higher prices, partly offset by
- a decrease of €356 million due to lower volumes and of €437 million due to negative currency effects.

Traffic revenue fell by 1.8% to €12,032 million in 2002 from €12,253 million in 2001, largely as a result of a downturn in demand due to the sluggish performance of the global economy.

Other revenue grew by 11.3% to €4,939 million in 2002 from €4,437 million in 2001. This growth reflects the contributions of newly consolidated entities in the MRO and Catering segments, including the first full-year consolidation of LSG Sky Chefs group USA. Adjusted to exclude consolidation effects, other revenue decreased by 5.3% in 2002.

- **Passenger business.** Total revenue in the Passenger Business segment fell by 1.6% to €10,461 million in 2002 from €10,633 million in 2001. This decrease reflects the steep decline in demand for air travel in the first three quarters of 2002 as a result of the effects of the September 11, 2001 terrorist attacks and the general slowdown in the German and global economy. In 2002, Lufthansa transported 43.9 million passengers, or 3.8% fewer than in 2001, and its overall passenger traffic decreased 2.0% to 88.6 billion RPKs from 90.4 billion RPKs in 2001. However, through its active passenger capacity and yield management, Lufthansa was able to increase its average passenger yields by 0.7% in 2002 compared to 2001 and its passenger load factor to 73.9% in 2002 from 71.5% in 2001. Overall passenger transportation capacity was cut by 5.2% to 119.9 billion ATKs in 2002 from 126.4 billion ATKs in 2001.

  Net revenue in the Passenger Business segment fell by 1.4% to €10,036 million (59.1% of consolidated revenue) in 2002 from €10,183 million (61.0% of consolidated revenue) in 2001.

  The following table sets forth certain regional information for the Passenger Business segment in 2002 and 2001:

	Passenger traffic revenue[1]		Change	Number of passengers		Change
	2002	2001	2002/2001	2002	2001	2002/2001
	(in € millions)		(%)	(in thousands)		(%)
Europe	5,022	5,198	(3.4)	34,434	36,292	(5.1)
North America	1,964	1,948	0.8	4,488	4,499	(0.2)
Central and South America	282	371	(24.0)	547	719	(23.9)
Asia/Pacific	1,918	1,833	4.6	2,996	2,810	6.6
Middle East	202	192	5.2	527	523	0.8
Africa	329	306	7.5	905	811	11.6
Total scheduled services	9,717	9,848	(1.3)	43,897	45,652	(3.8)
Charters	8	10	(20.0)	52	52	0.0
Total	**9,725**	**9,858**	**(1.3)**	**43,949**	**45,704**	**(3.8)**

[1] Includes only net traffic revenue generated in the Passenger Business segment and does not include traffic revenue generated from the transport of mail and freight in the Logistics segment or other revenue. For additional information on the regional segmentation based on points of sale, see Note 40 to the Consolidated Financial Statements.

	RPKs		Change	Passenger load factor	
	2002	2001	2002/2001	2002	2001
	(in € millions)		(%)	(%)	
Europe	23,202	24,331	(4.6)	62.5	61.0
North America	30,574	31,249	(2.2)	79.8	75.7
Central and South America	4,876	6,201	(21.4)	78.0	77.7
Asia/Pacific	23,464	22,624	3.7	80.4	78.4
Middle East	1,990	1,955	1.8	71.3	66.9
Africa	4,383	3,956	10.8	72.3	73.6
Total scheduled services	88,489	90,316	(2.0)	73.9	71.5
Charters	81	73	11.0	68.6	70.5
Total	**88,570**	**90,389**	**(2.0)**	**73.9**	**71.5**

In 2002, passenger traffic revenue increased in all regions except Europe and South America. The number of passengers and RPKs fell in Europe, North America and South America. However, Lufthansa's active capacity and yield management strategy, which primarily included a reduction in the number of flights and

the deployment of smaller aircraft, enabled Lufthansa to improve its passenger load factor in all regions except Africa in 2002.

- **Logistics.** Total revenue in the Logistics segment decreased by 3.6% to €2,350 million in 2002 from €2,438 million in 2001. The amount of cargo and mail transported fell by 1.9% to 1,625 thousand tons in 2002 from 1,656 thousand tons in 2001, but RTKs grew by 1.1% to 7,158 million in 2002 from 7,081 million in 2001. Compared to 2001, average cargo yields fell by 4.7% in 2002. This drop in yields primarily reflected lower freight transport prices due to overcapacity in individual markets, as an overall stagnating global economy caused demand for air freight services to fall in 2002. However, Lufthansa was able to improve its load factor to 66.6% in 2002 from 62.8% in 2001, largely as a result of a 4.7% reduction in overall cargo capacity to 10,748 million ATKs in 2002 from 11,280 million ATKs in 2001. The reduction was achieved by temporarily removing several cargo aircraft from service coupled with a reduction in available belly capacity that resulted from a reduction in the number of scheduled passenger flights.

  Net revenue in the Logistics segment decreased by 3.4% to €2,338 million (13.8% of consolidated revenue) in 2002 from €2,422 million (14.5% of consolidated revenue) in 2001.

- **MRO.** Total revenue in the MRO segment decreased by 1.0% to €2,808 million in 2002 from €2,835 million in 2001.

  Net revenue in the MRO segment increased by 5.3% to €1,623 million (9.6% of consolidated revenue) in 2002 from €1,541 million (9.2% of consolidated revenue) in 2001. This increase primarily reflects the contributions to revenue of first-time consolidated companies. Adjusted to exclude consolidation effects, net revenue declined by 6.4%, largely due to the crisis in the airline industry following the September 11, 2001 terrorist attacks that forced many airlines to ground aircraft.

- **Catering.** Total revenue in the Catering segment increased by 22.3% to €3,076 million in 2002 from €2,515 million in 2001. LSG Sky Chefs group USA was consolidated for the full 12 months of 2002 compared to a consolidation period in 2001 covering only the last seven months of that year. This, together with other consolidation effects, distorts the year-on-year comparison of revenue for 2002 and 2001. Adjusted to exclude consolidation effects, total revenue decreased by 7.9%. This decrease reflects the downturn in the airline industry worldwide following the September 11, 2001 terrorist attacks. The Catering segment was also forced to make price concessions in 2002 to a number of airlines due to their cost-reduction efforts.

  Net revenue in the Catering segment increased by 27.2% to €2,630 million (15.5% of consolidated revenue) in 2002 from €2,067 million (12.4% of consolidated revenue in 2001), largely due to the consolidation effects described above.

- **IT Services.** Total revenue in the IT services segment was €557 million in 2002 compared to €478 million in 2001. Net revenue was €189 million (1.1% of consolidated revenue) in 2002 compared with €126 million (0.8% of consolidated revenue) in 2001. In 2002, this segment increased the percentage of its external contracts relative to inter-segment contracts.

- **Service and Financial Companies.** Net revenue in the Services and Financial Companies segment decreased by 56.0% to €155 million (0.9% of consolidated revenue) in 2002 compared with €352 million (2.1% of consolidated revenue) in 2001. This decrease primarily reflects the deconsolidation of GlobeGround GmbH at the end of July 2001 following the sale of a 51.0% of stake in the company. Adjusted to exclude consolidation effects, net revenue decreased by 10.0% in 2002.

The Leisure Travel segment is operated through Thomas Cook AG, in which Lufthansa owns a 50% joint venture interest that is accounted for using the at-equity method. Lufthansa's proportionate share of the after-tax profit or loss and of the equity of Thomas Cook AG is reflected under financial result in the Consolidated Financial Statements.

Other operating income

Other operating income increased by 42.7% to €2,102 million in 2002 from €1,473 million in 2001. This increase was largely due to book profits of €414 million realized on the sale of Lufthansa's 25.0% interest in DHL International Ltd. and of €74 million realized on the sale of its remaining 49% interest in GlobeGround GmbH in 2002. In 2001, Lufthansa realized book profits of €80 million on the sale of 51% of GlobeGround GmbH and of €58 million on the sale of France Telecom shares. Other operating income also includes exchange rate gains that resulted primarily from currency movements between the time receivables and payables originated and the time of their realization in the amount of €623 million in 2002 compared to €478 million in 2001. The

corresponding exchange rate losses included under other operating expenses increased by €104 million to €535 million in 2002 from €431 million in 2001.

Operating expenses

The following table shows Lufthansa's items of operating expenses for 2002 and 2001, both in actual terms and as a percentage of revenues, together with the year-to-year changes in those items:

	Year ended December 31,				Change
	2002		2001		2002/ 2001
	(€ in millions and as a percentage of consolidated revenue)				(%)
Cost of materials	7,196	42.4%	7,624	45.7%	(5.6)
Staff costs	4,660	27.5%	4,481	26.8%	4.0
Depreciation and amortization [1]	1,243	7.3%	1,714	10.3%	(27.5)
Other operating expenses	4,398	25.9%	4,686	28.1%	(6.1)
Total	**17,497**	**103.1%**	**18,505**	**110.9%**	**(5.4)**

[1] Includes impairment losses of €33 million in 2002 and €495 million in 2001.

Operating expenses decreased by 5.4% to €17,497 million in 2002 from €18,505 million in 2001, against the backdrop of a 4.9% increase in revenue and other operating income. Adjusted to exclude consolidation effects, operating expenses decreased 6.9%. The decrease was achieved largely through reductions in aircraft capacity.

Cost of materials. Cost of materials decreased 5.6% to €7,196 million in 2002 from €7,624 million in 2001. Adjusted to exclude consolidation effects, cost of materials decreased by 10.4% in 2002. Aviation fuel costs fell by 16.9% to €1,347 million in 2002 from €1,621 million in 2001, largely as a result of reductions in overall aircraft capacity, lower average fuel prices (including hedging gains of approximately €95 million) and the strengthening of the euro against the U. S. dollar in 2002. Despite a 2.0% reduction in RPKs, charges went down by only 3.1% to €2,239 million in 2002 from €2,311 million in 2001. Cost of purchased merchandise increased by 30.3% to €921 million in 2002 from €707 million in 2001, largely as a result of consolidation effects in the Catering segment attributable to LSG Sky Chefs group USA.

Staff costs. Staff costs increased by 4.0% to €4,660 million in 2002 from €4,481 million in 2001. This increase reflected a 3.6%, or €137 million, increase in wages and salaries and a 30.3%, or €59 million, increase in pension costs, which were only partially offset by a decrease of 3.2%, or €17 million, in social security costs. The higher wages and salaries were due to a 7% higher average headcount in 2002 than in 2001 as a result of additional employees gained through acquisitions. The higher pension costs resulted from a change to benefit entitlements under the German supplementary pension scheme for public sector employees. Adjusted to exclude consolidation effects, the headcount was 0.5% higher and staff costs fell 0.4% in 2002, largely due to the creation of a provision for early retirement contracts in 2001.

In the Passenger Business segment, staff costs increased by 0.8% to €2,047 million in 2002 from €2,031 million in 2001 in part due to a 0.1% increase in the average headcount.

In the Cargo segment, staff costs increased by 3.9% to €347 million in 2002 from €334 million in 2001. Although the average headcount fell by 3.8% in 2002, staff costs increased largely due to higher pension expenses resulting from past service costs.

In the MRO segment, staff costs increased by 5.4% to €786 million in 2002 from €746 million in 2001. The average headcount increased by 22.1%. However, staff costs increased by only 5.4% because the majority of new employees were employed in the Philippines, where average wages are lower.

In the Catering segment, staff costs increased by 16.4% to €1,263 million in 2002 from €1,085 million in 2001 largely due to the first full-year consolidation of LSG Sky Chefs group USA.

In the IT Services segment, staff costs increased by 39.7% to €190 million in 2002 from €136 million in 2001, largely due to additional staff hired to service additional demand as well as consolidation effects.

Depreciation and amortization. Depreciation and amortization decreased by 27.5% to €1,243 million in 2002 from €1,714 million in 2001. The higher depreciation and amortization in 2001 primarily reflects impairment losses on goodwill totaling €495 million taken in that year as a result of the decline in revenues at the Catering segment following the September 11, 2001 terrorist attacks. In 2002, impairment losses in the amount of €27 million were taken on aircraft in the Passenger Business segment and of €6 million on buildings in the Catering segment. Scheduled depreciation was largely unchanged, at €1,210 million in 2002 and €1,219 million in 2001.

Other operating expenses. Other operating expenses fell by 6.1% to €4,398 million in 2002 from €4,686 million in 2001. This drop reflects the creation of a provision in the amount of €180 million in 2001 and decreases in other operating expenses in 2002, including a €81 million drop in sales commissions and a €62 million drop in audit, consulting and legal fees, which were partially offset by a €74 million, or 224.2%, increase in insurance premiums for flight operations in 2002 as a result of the September 11, 2001 terrorist attacks.

Profit/loss from operating activities

Lufthansa's profit from operating activities was €1,592 million in 2002 compared with a loss from operating activities of €316 million in 2001. This turnaround was largely achieved through active passenger capacity and yield management and cost-cutting measures, which enabled Lufthansa to reduce its operating costs and overcome the effects of declining demand. In addition, sales of interests in DHL International Ltd. and GlobeGround GmbH in 2002 and low impairment losses in that year compared to 2001 positively impacted the profit from operating activities in 2002.

Financial result

Lufthansa's financial loss increased by 49.2% to €640 million in 2002 from €429 million in 2001. Investments accounted for under the at-equity method produced a loss of €92 million in 2002 compared with loss of €16 million in 2001. Lufthansa recorded a loss of €66 million on its 30% interest in British Midland plc in 2002, including a goodwill impairment charge of €53 million. Lufthansa also recorded a loss of €67 million on its joint venture interest in Thomas Cook AG in 2002, compared with income of €7 million from this investment that was recorded in the preceding year. The loss at Thomas Cook AG was due to slow economic recovery in the eurozone, the fall in consumer spending in Germany and worldwide geopolitical uncertainty, all of which caused the demand for leisure travel services to fall. Net interest expenses increased by 4.3% to €415 million in 2002 from €398 million in 2001, primarily due to higher interest attributable to additions to pension provisions and consolidation effects.

Profit/loss from ordinary activities

As a result of the factors described above, Lufthansa generated a profit from ordinary activities of €952 million in 2002 compared with a loss from ordinary activities of €745 million in 2001.

Net profit/loss

After taxes and minority interests, Lufthansa had a net profit of €717 million in 2002 compared with a net loss of €633 million in 2001. Taxes were €230 million in 2002, whereas due to the losses in 2001 the effect from deferred tax assets and lower actual taxes reduced the net loss for that year by €202 million, which was partially offset by other taxes in the amount of €62 million.

Liquidity and capital resources

Overview

At March 31, 2004, Lufthansa had cash, cash equivalents and short-term investments of €2,948 million, which is €227 million higher than at year-end 2003.

At year-end 2003, Lufthansa had cash, cash equivalents and short-term investments of €2,721 million, which is €917 million lower than at year-end 2002 and €1,539 million higher than at year-end 2001.

Cash flows

The following table summarizes Lufthansa's consolidated cash flows for the periods indicated:

	Year ended December 31,			Three months ended March 31,	
	2003	2002	2001	2004	2003[1]
		(€ in millions)		(unaudited) (€ in millions)	
Cash and cash equivalents at January 1,	**2,453**	**378**	**386**	**2,001**	**2,453**
Profit (loss) before income taxes	(814)	905	(807)	43	(516)
Depreciation of fixed assets (net of reversals)	2,080	1,251	1,799	266	300
Depreciation of repairable aircraft spare parts	53	48	39	13	20
Result from fixed asset disposal	(229)	(495)	(164)	(326)	(86)
Result from investment accounted for using the at-equity method	97	20	16	88	87
Net interest	341	415	398	84	102
Income taxes paid	(19)	0[2]	(7)	3	1
Changes in inventories	(24)	(14)	(131)[3]	5	(30)
Changes in receivables, other assets and prepaid expenses	314	204	(989)[3]	(295)	(401)
Changes in provisions and accruals[4]	112	759	1,107[3]	719	737
Changes in liabilities (without borrowings)[4]	(403)	(574)	395[3]	(241)	57
Other[5]	73	(207)	80[3]	(100)	51
Net cash provided by operating activities	**1,581**	**2,312**	**1,736**	**259**	**322**
Purchase of tangible assets and intangible assets	(839)	(364)	(1,355)	(635)	(173)
Purchase of financial assets	(138)	(90)	(139)	(7)	(20)
Additions to repairable aircraft spare parts	(68)	(79)	(48)	(27)	(23)
Proceeds from sale of non-consolidated equity investments	13	808	111	395	–
Acquisition of non-consolidated equity investments	(45)	(126)	(366)	(8)	(8)
Acquisition of consolidated equity investments[6]	(133)	(10)	(1,192)	–	(8)
Proceeds from disposals of intangible assets, tangible assets and other financial assets[7]	416	176	380	36	65
Interest received	182	136	98	43	42
Dividends received	55	50	80	8	13
Net cash (used in) provided by investing activities	**(557)**	**501**	**(2,431)**	**(195)**	**(112)**
Securities/fixed term deposits	(137)	(578)	(220)	(87)	(260)
Net cash (used in) provided by investing activities and cash investments	**(694)**	**(77)**	**(2,651)**	**(282)**	**(372)**
Premium from bond flotation	–	128	–	–	–
Long-term borrowings	291	1,020	1,413	323	–
Repayments of long-term borrowings	(1,135)	(531)	(528)	(146)	(782)
Other borrowings	13	(489)	548	50	(58)
Dividends paid	(229)	–	(229)	–	–
Interest paid	(277)	(289)	(299)	(66)	(79)
Net cash (used in) provided by financing activities	**(1,337)**	**(161)**	**905**	**161**	**(919)**
Net (decrease) increase in cash and cash equivalents	**(450)**	**2,074**	**(10)**	**138**	**(969)**
Effects of exchange rate changes	(2)	1	2	2	1
Cash and cash equivalents at period end	**2,001**	**2,453**	**378**	**2,141**	**1,485**
Securities	720	584	5	807	844
Term deposits	–	601	799	–	598
Total liquid funds	**2,721**	**3,638**	**1,182**	**2,948**	**2,927**

(1) Figures reflect the consolidation of Air Dolomiti with retroactive effect as of January 1, 2003.

(2) Less than €0.5 million.

(3) The increases in these line items in 2001 were largely due to the first-time consolidation of LSG Sky Chefs group USA.

(4) The increase in provisions and accruals and corresponding decrease in liabilities in 2002 is primarily due to acceleration of the finalization of the Consolidated Financial Statements by one month in 2002.

(5) This line item is included in working capital.

(6) Net of €2 million of cash acquired in 2003, €9 million of cash acquired in 2002, €65 million of cash acquired in 2001 and €1 million of cash acquired in the first quarter of 2003.

(7) Net of €51 million of cash disposed of in the first quarter of 2003.

Operating activities

Cash provided by operating activities was €259 million in the first quarter of 2004 and €322 million in the first quarter of 2003. The primary movements in operating cash flows in the first quarter of 2004 compared to the first quarter of 2003 were:

- a profit before income taxes of €43 million increased cash from operating activities in the first quarter of 2004, whereas a loss before income taxes of €516 million reduced cash from operating activities in the first quarter of 2003;
- depreciation of fixed assets (net of reversals) were €34 million lower in the first quarter of 2004 than in the first quarter of 2003;
- €240 million more in book profits were realized in the first quarter of 2004 than in the first quarter of 2003, largely due to the sale of Lufthansa's 13.2% interest in Amadeus Global Travel Distribution S.A. on February 13, 2004; and
- a change in working capital of €88 million in the first quarter of 2004 compared to €414 million in the first quarter of 2003. The large increase of working capital in the first quarter of 2003 was due in part to first-time consolidation effects and the creation of provisions and reflected the negative developments in revenue and expenses in that quarter.

Cash provided by operating activities was €1,581 million in 2003, €2,312 million in 2002 and €1,736 million in 2001. The primary movements in operating cash flows in 2003 compared to 2002 were:

- a loss before income taxes of €814 million reduced cash from operating activities in 2003, whereas a profit before income taxes of €905 million increased cash from operating activities in 2002;
- depreciation of fixed assets (net of reversals) were €829 million higher in 2003 than in 2002, largely as a result of the Impairment Losses; and
- €266 million less in book profits from asset disposals were realized in 2003 than in 2002.

The primary movements in operating cash flows in 2002 compared to 2001 were:

- a profit before income taxes of €905 million increased cash from operating activities in 2002, whereas a loss before income taxes in 2001 of €807 million reduced cash from operating activities in 2001;
- depreciation of fixed assets (net of reversals) were €548 million lower in 2002 than in 2001, largely as a result of the impairment loss on goodwill of €495 million recorded for the Catering segment in 2001 following the September 11, 2001 terrorist attacks;
- €331 million more in book profits were realized in 2002 than in 2001, largely due to the sale of Lufthansa's 25% interest in DHL International Ltd. and its remaining 49% interest in GlobeGround GmbH in 2002; and
- a change in working capital of €168 million in 2002 compared to €462 million in 2001.

Investing activities

Investing activities consist primarily of capital expenditures for the acquisition of aircraft and other related expenses, the purchase of other fixed and intangible assets, the purchase and disposal of equity stakes in companies and the provision of equity capital and other long-term funds to affiliates. Expenses related to the acquisition of aircraft include spare engine purchases, costs to commission aircraft and the expenses of down payments on firm orders and options for aircraft. Other fixed assets relate primarily to the purchase of technical, office and factory equipment.

The following aircraft acquisitions were made in the periods indicated:

Aircraft	Year ended December 31,			Three months ended March 31,	
	2003	2002	2001	2004	2003
Airbus A300-600	1	0	1	0	0
Airbus A330-300	0	0	0	3	0
Airbus A340-300/600	4	0	4	3	0
ATR 700	0	0	0	1	0
Boeing 747-400	0	1	2	0	0
Boeing MD-11F	0	0	2	0	0
Canadair CRJ200	2	0	2	2	0
Canadair CRJ700	9	5	6	0	5
Total	**16**	**6**	**17**	**9**	**5**

For the first quarter of 2004, net cash used in investing activities was €195 million. Investing activities included cash outflows of €562 million for aircraft expenditures and €58 million for other fixed assets. Lufthansa received net cash of €394 million from the sale of its 13.2% stake in Amadeus Global Travel Distribution S.A. Cash of €17 million was generated from the disposal of aircraft and related parts.

For the first quarter of 2003, net cash used in investing activities was €112 million. Investing activities included cash outflows of €106 million for aircraft expenditures and €56 million for other fixed assets. Lufthansa received net cash of €124 million from the sale of its 66% stake in START AMADEUS GmbH. Cash of €11 million was generated from the disposal of aircraft and spare engines.

For 2003, net cash used in investing activities was €557 million. Investing activities included cash outflows of €567 million for aircraft expenditures and €247 million for other fixed assets. Other significant investing activities included acquisitions of majority stakes in Air Dolomiti S.p.A., Condor/Cargo Technik GmbH, LSG Sky Chefs Korea Co. Ltd. and Alliance Materials LLC, which together used net cash of €135 million. Lufthansa also received net cash of €124 million from the sale of its remaining 66% stake in START AMADEUS GmbH. Cash of €329 million was generated from the disposal of aircraft and spare engines.

For 2002, net cash provided by investing activities was €501 million. Investing activities included cash outflows of €379 million for aircraft expenditures and €213 million for other fixed assets. Lufthansa received net cash of €550 million from the sale of its 25% stake in DHL International Ltd and €172 million from the sale of its remaining 49% stake in GlobeGround GmbH. Cash of €73 million was generated from the disposal of aircraft and spare engines.

For 2001, net cash used in investing activities was €2,431 million. Investing activities included cash outflows of €1,013 million for aircraft expenditures and €215 million for other fixed assets. The most significant investing activity was the acquisition of the remaining 52% interest in LSG Sky Chefs group USA, which used cash of €1,340 million. Cash of €59 million was generated from the disposal of aircraft and related parts.

Financing activities

Financing activities provided net cash of €161 million in the first quarter of 2004 and used net cash of €919 million in the first quarter of 2003. The positive cash contribution from financing activities in the first quarter of 2004 largely reflects a net increase in borrowings in the amount of €227 million, whereas net cash of €919 million was used primarily for the repayment of borrowings in the first quarter of 2003. Cash used for interest payments decreased to €66 million in the first quarter of 2004 from €79 million in the first quarter of 2003.

Financing activities used cash of €1,337 million in 2003 and €161 million in 2002 and generated cash of €905 million in 2001. The €1,176 million increase in cash used by financing activities in 2003 largely reflects the net repayment of borrowings in the amount of €1,135 million and dividend payments in the amount of €229 million for the year 2002. In 2002, Lufthansa generated gross cash proceeds of €750 million from a convertible bond offering (including a €128 million premium). Further, no dividends were paid for the year 2001. In 2001, cash of €1,413 million was received from a net increase in borrowings and cash of €229 million was used for dividend

payments for the year 2000. Cash used for interest payments decreased to €277 million in 2003 from €289 million in 2002 and €299 million in 2001.

Lufthansa has substantially reduced its net indebtedness since 2001. Lufthansa's net indebtedness was €663 million at March 31, 2004 compared with €591 million at year-end 2003, €1,133 million at year-end 2002 and €3,812 million at year-end 2001.

The ratio of net indebtedness to shareholders' equity was 23.1% at March 31, 2004, compared with 22.3% at year-end 2003, 27.5% at year-end 2002 and 109.0% at year-end 2001.

Capital expenditure

Lufthansa incurred capital expenditures of €1,155 million in 2003, €880 million in 2002 and €2,979 million in 2001.

In 2003, Lufthansa spent €497 million on aircraft, €70 million on advance payments for aircraft, €474 million on other tangible assets and intangible assets (including goodwill) and €114 million on acquiring equity stakes in companies and providing subsidiaries with equity capital and long-term funds.

In 2002, Lufthansa spent €82 million on aircraft, €298 million on advance payments for aircraft, €266 million on other tangible assets and intangible assets (including goodwill) and €234 million on acquiring equity stakes in companies and providing subsidiaries with equity capital and long-term funds.

In 2001, Lufthansa spent €698 million on aircraft, €315 million on advance payments for aircraft, €1,536 million on other tangible assets and intangible assets (including goodwill) and €430 million on acquiring equity stakes in other companies and providing its subsidiaries with equity capital and long-term funds.

Lufthansa's current and budgeted capital expenditures for 2004 and 2005 are summarized in the following table:

	Year ended December 31,	
	2004	2005
	(€ in millions)	
Payments for purchased aircraft	1,235 [(1)]	492
Aircraft product improvements	99	164
Aircraft spare parts and engines	114	63
Financial investments	287	292
Other investments	393	361
Total	**2,128**	**1,372**

(1) As of March 31, 2004, approximately 75% of the payments for the purchase of aircraft planned for 2004 had been made, substantially without recourse to third-party financing. These payments were made solely for aircraft that are registered in Germany.

For information on Lufthansa's aircraft delivery commitments and options, see "Business – Aircraft Fleet – Aircraft commitments and options".

As these are budgeted amounts, there can be no assurance that Lufthansa's capital expenditure will not deviate from the amounts set forth above.

Capital resources

Lufthansa expects to rely on a combination of cash provided by operations and external funds, including from aircraft financings, in order to fund aircraft and non-aircraft capital expenditures in 2004 and 2005. Sources of external funding may include issuances of additional debt instruments. For additional information, see Notes 23,

33, 34, 35 and 38 in the Notes to the Consolidated Financial Statements for the year ended December 31, 2003. For information regarding the use of proceeds from the Offering, see "Use of proceeds".

As of March 31, 2004 Lufthansa had unutilized short-term credit agreements of €1,755 million available. In addition, Lufthansa has a commercial paper program for the issuance of a maximum of €1,000 million of short-term notes, of which an aggregate principal amount of €60 million was outstanding as of March 31, 2004.

There can be no assurance that Lufthansa's capital expenditure can be financed on commercially reasonable terms.

Schedule of obligations

Lufthansa's business is very capital intensive, requiring significant funds for the acquisition of assets, particularly aircraft. In the past, Lufthansa has primarily acquired aircraft through outright purchase, but also entered into finance leases. For information on Lufthansa's aircraft financing arrangements, see "Business – Aircraft Fleet"; For information on Lufthansa's capital resources, see "– Capital Resources". Lufthansa also enters into long-term lease commitments with airports to ensure access to terminal, cargo, maintenance and other facilities.

The following table summarizes Lufthansa's material contractual obligations, as of year-end 2003, to make long-term debt and lease payments, aircraft purchases and certain other contractual obligations:

	Payments due by period			
	Total	Less than 1 year	1-5 years	More than 5 years
	(€ in millions)			
Long-term borrowings (including finance leases)[1]	3,240	224	1,298	1,718
Aircraft operating leases	182	65	80	37
Other operating leases (including buildings)	1,499[2]	328	1,171	335 p.a[3]
Aircraft commitments[4]	3,656	906	1,708	1,042
Purchase obligations for financial investments[5]	536	251	285	–
Other purchase obligations[6]	86	86	–	–
Total	**9,199**[7]	**1,860**	**4,542**	**2,797**[7]

(1) Includes capital payments but not interest payments.
(2) Includes only commitments under operating leases for the years 2004 and 2008.
(3) Lufthansa believes that commitments under other operating leases will average €335 million per year beyond year 2008. However management believes that reliable estimates of commitments under other operating leases cannot be provided, as the terms of these leases will be subject to renegotiation in connection with their renewal.
(4) Of which, approximately €2.5 billion represent payments for the acquisition of 15 Airbus A380 (US$ commitments converted into euro amounts using the exchange rate prevailing as of balance sheet closing date).
(5) Includes put options relating to British Midland plc and Eurowings.
(6) Includes purchase obligations for furniture and office equipment, technical equipment and software.
(7) Does not include commitments under other operating leases beyond 2008.

For information regarding Lufthansa's future pension obligations see "– Critical accounting policies – Pension provisions". For information on the future restructuring of pension obligations to move some of Lufthansa's pension liabilities off-balance sheet, see "Business – Employees – Pension commitments".

Off-balance sheet arrangements

An off-balance sheet arrangement includes any contractual obligation, agreement or transaction arrangement involving an unconsolidated entity under which a company has (1) retained a contingent interest in transferred assets, (2) an obligation under derivative instruments classified as equity, (3) any obligation arising out of a material variable interest in an unconsolidated entity that provides financing, liquidity, market risk or credit risk support to the company, or that engages in leasing, hedging or research and development services with the company or (4) made guarantees.

Lufthansa has no arrangements of the types described in the first three categories that it believes may have a material current or future effect on its net worth, financial condition, or results of operations.

At year-end 2003, Lufthansa had contingent liabilities totaling €1,744 million under sureties and other guarantees and indemnities for third-party liabilities. These contingent liabilities include those in relation to joint guarantees that Lufthansa has given, together with other airlines, in favor of certain North American fueling and ground servicing companies. Pursuant to these guarantees, Lufthansa and other airlines flying in and out of the relevant airports have jointly guaranteed the obligations of these fueling and ground servicing companies. At year-end 2003, Lufthansa's contingent liability under these joint guarantees totaled €628 million, with Lufthansa having compensatory claims under the guarantees against the other joint guarantors in the amount of €610 million. In addition, Lufthansa, together with Air France, Japan Airlines and Korean Air, has given a joint guarantee of all rental payments on Terminal One of John F. Kennedy Airport in New York that are owed to Terminal One Group Association L.P., the owner of the terminal. At year-end 2003, Lufthansa's contingent liability under this joint guarantee amounted to €314 million. In addition, Lufthansa has given guarantees of payments that banks have to make to lessors of aircraft in connection with certain leasing arrangements and other guarantees of third-party obligations totaling €802 million.

Aircraft financing

As of March 31, 2004, Lufthansa operated 384 aircraft, of which, for Consolidated Balance Sheet purposes, 325 were treated as owned aircraft, 25 were treated as finance leases and 34 were treated as being held under operating leases. For more information on Lufthansa's financing and leasing arrangements for aircraft, see "Business – Aircraft Fleet".

Quantitative and qualitative disclosures about market risk

Overview

Lufthansa is exposed to price and exchange rate fluctuations due to the international nature of its business. Lufthansa hedges its expected exposure to fluctuations in currency exchange and interest rates and seeks to hedge a significant portion of its exposure to fluctuations in fuel prices. Management believes that it has established appropriate management and control systems for on-going risk measurement, surveillance and control of hedging transactions.

Foreign exchange rate and interest rate hedging

Fluctuations in currency exchange rates affect Lufthansa's obligations, revenues and expenses that are denominated in non-euro currencies. Lufthansa has a net foreign currency exposure surplus in most of the non-euro currencies in which it earns income. In recent years, the U.S. dollar has been an exception to this, as capital expenditure, together with on-going operating lease and aviation fuel payments denominated in U.S. dollars, has created a deficit.

Foreign exchange rate risks related to investments in aircraft are hedged at 50% against exchange rate fluctuations immediately upon the Executive Board's approval of a binding commitment to purchase aircraft. Additional hedging may be undertaken depending on forecasted market developments.

Changes in interest rates affect Lufthansa's interest expense on floating rate debt instruments and leases and its interest income from cash and cash equivalents. In order to limit interest rate related risks, Lufthansa enters into hedging transactions, including the use of derivative instruments.

Lufthansa's guidelines for the hedging of exchange rate and interest rate risks are set forth in an internal directive that has been adopted by the Executive Board. The guidelines were prepared in cooperation with Lufthansa's internal audit department and have been submitted to the Supervisory Board for informational purposes.

As hedging transactions involve certain risks, there can be no assurance that Lufthansa's currency exchange and interest rate hedging transactions will not negatively affect its results. See "Risk Factors – Fluctuations in

cuurency exchange rates could have a material adverse effect on Lufthansa's financial condition and results of operations."

Fuel price hedging

Aviation fuel costs, which represented 7.6% of Lufthansa's total operating expenses in 2003, have historically been subject to large fluctuations. Lufthansa seeks to protect itself against sudden and significant increases in fuel prices, while, at the same time, ensuring that it is not competitively disadvantaged in the event of a substantial fall in fuel prices. Lufthansa attempts to limit the risk of unfavorable fuel price movements by using various hedging instruments in respect of the price of crude oil, gas oil and kerosene.

As of March 31, 2004, approximately 79% of Lufthansa's estimated fuel requirements for the remainder of 2004 have been hedged. In relation to approximately 56% of the hedged requirements, protection against price increases was limited by offsetting transactions covering a crude oil price spread generally between US$30 and US$31 per barrel.

Lufthansa's guidelines for the hedging of fuel price risks are stipulated in an internal directive that has been agreed with Lufthansa's internal audit department and adopted by the Executive Board. Lufthansa's hedging policy in relation to aviation fuel price fluctuations is set by the Executive Board and set forth in detail by the Fuel Price Hedging Committee. Traders are responsible for executing this strategy. The Financial Controlling Department provides a monthly report on hedging transactions to both senior management and the Fuel Price Hedging Committee.

Lufthansa accounts for its aviation fuel hedging instruments primarily on the basis of hedge accounting. Under IAS 39, "Financial Instruments: Recognition and Measurement", derivatives must be marked to market and changes in their value must be added to the profit and loss statement unless they can be shown to fully comply with the hedge criteria specified in IAS 39 and thereby qualify for hedge accounting. Based on current interpretations of IAS 39, Lufthansa believes that its aviation fuel hedging transactions qualify for hedge accounting. Applying hedge accounting means that changes in the fair values of Lufthansa's aviation fuel hedging instruments during the term of such instruments affect its net profit/loss in a period only to the extent each hedge is ineffective. If Lufthansa were not able to apply hedge accounting, the entire change in fair value of these instruments over their term would be reported in net income/loss, regardless of the economic effectiveness of the hedge. This could result in a material increase in the volatility of Lufthansa's consolidated net profit/loss and may cause significant changes in its financial risk management strategies.

As hedging transactions involve certain risks, there can be no assurance that Lufthansa's aviation fuel price hedging transactions will not negatively affect its results. See "Risk Factors – Lufthansa is exposed to risks associated with aviation fuel price trends. The existing exemption for aviation fuel could be repealed".

Amounts of derivative financial instruments

Lufthansa had certain instruments at year-end 2003 for hedging risks related to fluctuations in foreign exchange rates, interest rates and fuel prices, the market values of which were:

	Hedging at fair values	Hedging of cash flows
	Market value	Market value
	(€ in millions)	
Interest rate swaps	(2)	1
Forward contracts fuel price hedging	–	–
Fluctuation band options fuel price hedging	–	34
Hedging combinations fuel price hedging	–	48
Forward contracts currency hedging	–	(110)
Fluctuation band options currency hedging	–	(107)
Total	**(2)**	**(134)**

Management estimates that fuel price and currency instruments used to hedge cash flows will have the following effects on Lufthansa's result for the years indicated or on the acquisition cost of hedged investments at their maturity date:

Year	Financial result	Initial valuation of acquisition cost[1]	Total
		(€ in millions)	
2004	100	(75)	25
2005	15	(40)	(25)
2006	–	(10)	(10)
2007	–	(32)	(32)
2008	–	(46)	(46)
2009	–	(31)	(31)
2010	–	(10)	(10)
2011	–	(3)	(3)
2012	–	(1)	(1)
2013	–	0[2]	0[2]
2014	–	0[2]	0[2]
2015	–	(1)	(1)
Total	**115**	**(249)**	**(134)**

(1) Negative figures refer to an increase in acquisition costs.
(2) Less than €1 million.

At year-end 2003, Lufthansa's interest rate swaps for hedging variable interest rate loans were expected to have the following effects on Lufthansa's financial result for the years indicated:

Maturity date	Financial result
	(€ in millions)
2004	2
2005	(1)
2006	0[1]
2012	0[1]
Total	**1**

(1) Less than €0.5 million.

GENERAL INFORMATION ON THE COMPANY

History, registered office, corporate purpose, duration and fiscal year

The Company was formed on January 6, 1953 as "Aktiengesellschaft für Luftverkehrsbedarf." At that time, the Federal Republic of Germany owned substantially all of the shares of the Company. In 1954, the Company was renamed "Deutsche Lufhansa Aktiengesellschaft." On April 1, 1955, Lufthansa started its flight operations in Germany. This was later followed by international flight operations. The Company's shares were first traded on the German stock exchanges in 1966. The Federal Republic of Germany sold its remaining interest in Lufthansa in 1997, completing the privatization of the Company.

The Company is a stock corporation (*Aktiengesellschaft*) organized under German law with its registered office in Cologne, Germany. It is registered with the commercial register of the Cologne District Court under registration number HRB 2168. The Company's corporate purpose is to conduct German and international flight operations, to undertake any commercial operations and to operate any facilities related to and in furtherance of such flight operations. In addition, the Company is authorized to establish branch offices domestically and abroad, form, acquire, or invest in other enterprises and transact any business, including pursuant to agreements on the pooling of interests. The Company may spin off its operations, either in whole or in part.

The Company's fiscal year is the calendar year.

Auditor

The Company's auditor for the fiscal year 2004 is PwC Deutsche Revision Aktiengesellschaft Wirtschaftsprüfungsgesellschaft, Moskauer Strasse 19, 40227 Düsseldorf, Germany ("PwC"). PwC issued an unqualified audit opinion for the unconsolidated and consolidated financial statements of the Company for fiscal years 2001, 2002 and 2003.

Capital structure

Share capital

Immediately prior to the capital increase described in this Offering Circular, the Company's share capital amounted to €976,896,000 divided into 381,600,000 shares, each with a notional value of €2.56. Following the registration of the capital increase, the share capital will amount to €1,172,275,200 divided into 457,920,000 shares, each with a notional value of €2.56. The Company's shares are registered no-par value shares with restricted transferability.

The Company's shares are listed on the Official Market (*amtlicher Markt*) of all German stock exchanges and on the Prime Standard segment of the Frankfurt Stock Exchange's Official Market. Lufthansa also has an ADR program for trading in the United States, which is currently restricted to 1% of the share capital.

Form and certification

The Company's shares are issued in global certificate form. In addition, there are approximately 60,000 individual share certificates in circulation. According to section 5 of the Company's articles of association, shareholders are not entitled to receive individual share certificates.

Transferability

The provisions of the German Air Compliance Documentation Act require that Deutsche Lufthansa AG may only issue registered shares with restricted transferability and that the transfer of shares is subject to the Company's consent. Accordingly, all shares of Deutsche Lufthansa AG (including the New Shares) are issued as restricted shares with limited transferability.

The Executive Board is responsible for issuing the consent to transfer shares. According to section 5 of the Company's articles of association, such consent may be withheld only if the registration of the new shareholders could jeopardize the Company's licenses, rights and prerogatives under applicable aviation laws and agreements. This could occur if, as a result of a transfer of shares, German citizens or German companies no longer hold a majority of the Company's share capital or no longer control the Company.

Each shareholder's identity and nationality must be recorded in the Company's share register. The nationality of a corporation or other legal entity is determined by the entity's registered office. Entities who individually or together with other entities hold 5% or more of the voting rights in the Company must inform the Company whether they are, directly or indirectly, under foreign ownership or control, and if so, they must describe the identity of such owner or controlling entity.

Authorized capital

Authorized Capital A

On June 19, 2002, the Company's shareholders authorized the Executive Board, subject to the consent of the Supervisory Board, to increase the Company's registered share capital by up to €200 million by June 18, 2007 either through a single issuance or a series of issuances of registered no-par value shares in exchange for cash or in-kind contributions. Shareholders must be granted subscription rights. However, the Executive Board, subject to the consent of the Supervisory Board, is authorized to exclude the shareholders' subscription rights for:

- issuances of shares for in-kind contributions, in order to acquire companies or interests in companies;
- fractional share amounts; and
- in relation to a capital increase in exchange for cash contributions, to exclude shareholders' subscription rights if the issue price is not substantially lower than the market price. However, this authorization is subject to the condition that any shares issued under exclusion of subscription rights do not exceed 10% of the Company's ordinary share capital, either at the time the authorization is granted, takes effect or is exercised. The sale of own shares will be set off against the 10% limit to the extent that the sale is carried out, after the authorization has been granted, pursuant to an authorization being in effect at this time or taking effect thereafter or replacing such an authorization according to section 186(3) of the German Stock Corporation Act providing for an exclusion of subscription rights. The 10% limit also applies to shares that are issued or are to be issued to service convertible bonds or bonds with warrants attached provided that the bonds were issued after the authorized capital has been created pursuant to an authorization in effect at this time, taking effect thereafter or replacing such an authorization according to section 186(3) the German Stock Corporation Act applying *mutatis mutandis* providing for an exclusion of subscription rights.

With the consent of the Supervisory Board, the Executive Board may determine additonal details of shareholder rights and the conditions for the share issuance.

On May 23, 2004, the Executive Board, with the consent of the Supervisory Board granted on May 24, 2004, resolved to utilize the Authorized Capital A by issuing 76,320,000 new shares for €195,379,200. After the implementation of the capital increase has been registered in the commercial register (which is expected to occur on June 14, 2004), only €4,620,800 of Authorized Capital A will still be available.

Authorized Capital B

On June 16, 1999, the Company's shareholders authorized the Executive Board, subject to the consent of the Supervisory Board, to increase the Company's registered share capital by up to €25 million by June 15, 2004, either through a single issuance or series of issuances of registered no-par value shares in exchange for cash contributions. Shares issued under this authorization are to be offered exclusively to employees of the Company and its affiliated companies. Shareholders will not be granted subscription rights.

The Executive Board and the Supervisory Board of the Company have proposed to renew Authorized Capital B. The proposal was published in the electronic version of the German Federal Gazette on April 2, 2004 as item 6 of the agenda for the annual shareholders' meeting which will be held on June 16, 2004. The renewed

authorization of the Executive Board would extend the availability of Authorized Capital B under its current terms to June 15, 2009.

Conditional Capital

The Company's registered share capital has been conditionally increased in the amount of up to €97,689,000 through the issuance of up to 38,160,000 no-par value registered shares. The conditional capital increase will be implemented to the extent holders of, or creditors under, conversion rights or option certificates attached to convertible bonds or bonds with warrants, which have been or will be issued before June 18, 2007 by Deutsche Lufthansa AG or a wholly-owned foreign subsidiary pursuant to the shareholder resolution of June 19, 2002, exercise their conversion or option rights. The capital increase will also be implemented to the extent the holders or creditors of the convertible bonds or bonds with warrants, which contain a conversion obligations and which have been or will be issued before June 18, 2007 by Deutsche Lufthansa AG or a wholly-owned foreign subsidiary pursuant to the shareholder resolution of June 19, 2002, perform their conversion commitment. This does not apply if treasury shares are used to service the obligations. The new shares carry full dividend rights from the beginning of the fiscal year in which they are created either through the exercise of conversion or option rights or through the performance of conversion obligations.

In addition, the Company's registered share capital was conditionally increased by up to €97,689,000 through the issuance of 38,160,000 no-par value registered shares. The capital increase will only be implemented if the holders of or creditors under conversion rights or option certificates attached to convertible bonds or bonds with warrants, which have been or will be issued before June 15, 2004 by Deutsche Lufthansa AG or a wholly-owned foreign subsidiary pursuant to the shareholder resolution of June 16, 1999, exercise their conversion or option rights. Under this authorization, the Company issued a €750,000,000 convertible bond in January 2002. The conditional capital increase will be implemented to the extent that conversion rights under the bonds are exercised. See "– Development of capital structure since 2001 – Capitalization measures in 2002."

Authorization to implement measures pursuant to the Aviation Compliance Documentation Act

Authorization for a capital increase pursuant to section 4(3) of the Aviation Compliance Documentation Act

The Executive Board may, subject to the consent of the Supervisory Board, increase the Company's share capital by issuing new shares in exchange for cash contributions and exclude shareholder subscription rights if the share register or a disclosure pursuant to section 21 of the German Securities Trading Act (*Wertpapierhandelsgesetz*) evidences that (i) 45% or more of the total voting rights or (ii) a controlling interest as defined in section 17 of the German Stock Corporation Act is held by shareholders whose share ownership contravenes the conditions necessary to maintain the Company's licenses, rights and prerogatives under applicable aviation laws and agreements. The Executive Board with the consent of the Supervisory Board, determines the number of new shares. The issue price may not be substantially lower than the market price. In addition, a capital increase under these regulations may not exceed 10% of the Company's share capital (as of the date of the increase) and may not exceed the amount necessary to bring the shareholdings into compliance with German law.

Divestiture requirement

Under the circumstances described below, the Executive Board may, subject to the consent of the Supervisory Board, request that non-German shareholders sell all or part of their shares in the Company to the extent necessary to comply with the conditions necessary to maintain the Company's licenses, rights and prerogatives under applicable aviation laws and agreements. Under section 5(3) of the Aviation Compliance Documentation Act, forfeiture may occur if, after proper notification about potential legal consequences, shareholders fail to sell their shares within a reasonable period of time. Non-German shareholders are required to inform the Company without undue delay after selling their shares following the receipt of such notice. The Executive Board may request that shares be sold if (i) the share register or a disclosure pursuant to sections 21 and following of the German Securities Trading Act evidence that non-German shareholders hold a majority of voting rights or hold a controlling interest (as defined in section 17 of the German Stock Corporation Act), (ii) this could jeopardize the Company's licenses, rights and prerogatives under aviation laws and agreements, and (iii) due to a potential, material competitive disadvantage it would be unreasonable for the Company to recreate the conditions

exercised. Shares issued after the effectiveness of this authorization pursuant to an authorization in effect at the time of this authorization or replacing such an authorization according to which shares can be issued out of an authorized share capital under exclusion of subscription rights according to section 186(3) of the German Stock Corporation Act must be deducted from the 10% limit. Moreover, shares issued or to be issued to service convertible bonds and/or bonds with warrants must be deducted from the 10% limit, provided that the corresponding bonds have been issued after this authorization has become effective pursuant to an authorization in effect at the time of this authorization or replacing such an authorization according to article 186(3) of the German Stock Corporation Act applying *mutatis mutandis* providing for an exclusion of subscription rights.

The Executive Board may, with the consent of the Supervisory Board, sell treasury shares acquired other than through market purchases or a public offer (i) in the context of investments in, or acquisitions of, other companies in exchange for contributions in kind, or (ii) to satisfy the rights of bond holders' or creditors obtained through convertible loan stock and/or options issued by the Company or a wholly-owned, direct or indirect, foreign subsidiary of Deutsche Lufthansa AG, or (iii) acquire shares offered to employees of Deutsche Lufthansa AG and its affiliates.

The Executive Board, with the consent of the Supervisory Board and without shareholder resolution, may redeem the treasury shares in full or in part.

The authorizations to sell or redeem treasury shares can be used in full or in part, on one or more occasions, and on an individual basis.

The Executive Board and the Supervisory Board have proposed to replace the current authorization to acquire treasury shares with a new authorization valid until December 15, 2005, which contains the same terms as the existing authorization. The proposal was published in the electronic version of the German Federal Gazette (*Bundesanzeiger*) on April 2, 2004, as item 5 for the annual shareholders' meeting to be held on June 16, 2004.

Authorization to acquire treasury shares pursuant to section 4 of the Aviation Compliance Documentation Act

Section 4 of the Aviation Compliance Documenting Act authorizes the Company to acquire its own shares if the share register shows that 40% or more of the issued shares entitled to vote are held by shareholders whose share ownership contravenes the conditions necessary to maintain the Company's licenses, rights and prerogatives under aviation law and agreements.

Treasury shares

As of the date of the Offering Circular, the Company does not hold any treasury shares. The Company acquires the shares needed to fulfil its obligations under the LH Performance, LH PerformanceAT and the Equity Compensation Programs through market purchases. See "– Management and Employees' Equity Compensation Programs." If the Company acquires more shares than needed to fulfil its obligations under the LH Performance, the LH PerformanceAT and the compensation programs, the Company will sell the excess shares on the market.

Information and disclosure obligations

Section 21 of the German Securities Trading Act provides for certain disclosure obligations applicable to each individual or entity whose shareholdings reaches, exceeds or falls below 5%, 10%, 25%, 50% or 75% of the voting rights of a listed company, which is any company that has its registered office within Germany and the shares of which are listed on an organized market in a EU member state or another state that is party to the Treaty on the European Economic Area. Pursuant to section 22 of the German Securities Trading Act, under certain circumstances a person under a disclosure obligation can have voting rights allocated to it from shares belonging to third parties, for instance third parties that are subsidiaries of or hold shares for the account of such person. Disclosure must be made in writing to the Company and to the German Federal Financial Services Supervisory Authority (*Bundesaufsichtsamt für den Wertpapierhandel*) and should be made without undue

authorization of the Executive Board would extend the availability of Authorized Capital B under its current terms to June 15, 2009.

Conditional Capital

The Company's registered share capital has been conditionally increased in the amount of up to €97,689,000 through the issuance of up to 38,160,000 no-par value registered shares. The conditional capital increase will be implemented to the extent holders of, or creditors under, conversion rights or option certificates attached to convertible bonds or bonds with warrants, which have been or will be issued before June 18, 2007 by Deutsche Lufthansa AG or a wholly-owned foreign subsidiary pursuant to the shareholder resolution of June 19, 2002, exercise their conversion or option rights. The capital increase will also be implemented to the extent the holders or creditors of the convertible bonds or bonds with warrants, which contain a conversion obligations and which have been or will be issued before June 18, 2007 by Deutsche Lufthansa AG or a wholly-owned foreign subsidiary pursuant to the shareholder resolution of June 19, 2002, perform their conversion commitment. This does not apply if treasury shares are used to service the obligations. The new shares carry full dividend rights from the beginning of the fiscal year in which they are created either through the exercise of conversion or option rights or through the performance of conversion obligations.

In addition, the Company's registered share capital was conditionally increased by up to €97,689,000 through the issuance of 38,160,000 no-par value registered shares. The capital increase will only be implemented if the holders of or creditors under conversion rights or option certificates attached to convertible bonds or bonds with warrants, which have been or will be issued before June 15, 2004 by Deutsche Lufthansa AG or a wholly-owned foreign subsidiary pursuant to the shareholder resolution of June 16, 1999, exercise their conversion or option rights. Under this authorization, the Company issued a €750,000,000 convertible bond in January 2002. The conditional capital increase will be implemented to the extent that conversion rights under the bonds are exercised. See "– Development of capital structure since 2001 – Capitalization measures in 2002."

Authorization to implement measures pursuant to the Aviation Compliance Documentation Act

Authorization for a capital increase pursuant to section 4(3) of the Aviation Compliance Documentation Act

The Executive Board may, subject to the consent of the Supervisory Board, increase the Company's share capital by issuing new shares in exchange for cash contributions and exclude shareholder subscription rights if the share register or a disclosure pursuant to section 21 of the German Securities Trading Act (*Wertpapierhandelsgesetz*) evidences that (i) 45% or more of the total voting rights or (ii) a controlling interest as defined in section 17 of the German Stock Corporation Act is held by shareholders whose share ownership contravenes the conditions necessary to maintain the Company's licenses, rights and prerogatives under applicable aviation laws and agreements. The Executive Board with the consent of the Supervisory Board, determines the number of new shares. The issue price may not be substantially lower than the market price. In addition, a capital increase under these regulations may not exceed 10% of the Company's share capital (as of the date of the increase) and may not exceed the amount necessary to bring the shareholdings into compliance with German law.

Divestiture requirement

Under the circumstances described below, the Executive Board may, subject to the consent of the Supervisory Board, request that non-German shareholders sell all or part of their shares in the Company to the extent necessary to comply with the conditions necessary to maintain the Company's licenses, rights and prerogatives under applicable aviation laws and agreements. Under section 5(3) of the Aviation Compliance Documentation Act, forfeiture may occur if, after proper notification about potential legal consequences, shareholders fail to sell their shares within a reasonable period of time. Non-German shareholders are required to inform the Company without undue delay after selling their shares following the receipt of such notice. The Executive Board may request that shares be sold if (i) the share register or a disclosure pursuant to sections 21 and following of the German Securities Trading Act evidence that non-German shareholders hold a majority of voting rights or hold a controlling interest (as defined in section 17 of the German Stock Corporation Act), (ii) this could jeopardize the Company's licenses, rights and prerogatives under aviation laws and agreements, and (iii) due to a potential, material competitive disadvantage it would be unreasonable for the Company to recreate the conditions

necessary to maintain such licenses, rights and prerogatives using the measures allowed by section 4 of the Aviation Compliance Documentation Act (see "– Authorization for a capital increase according to section 4(3) of the Aviation Compliance Documentation Act"), or such measures are not capable of achieving the intended result. The request for divestiture must be accompanied by a notification of the possible legal consequences of failing to divest and must allow for a divestiture period of four weeks total or two weeks from the receipt of an individual request for divestiture. There is no public notice requirement and the Company can inform the affected shareholder by a personalized request.

If the shareholder does not comply with the request for divestiture, the Executive Board may void the shares held by the shareholder. Failing to comply with a request can result in the termination of share ownership. Ownership of the shares is then automatically transferred to the Federal Republic of Germany or a specified government body. The affected shareholders will receive compensation for the loss of share ownership. The compensation will be the greater of the market price of the day immediately preceding either the request for divestiture or the expiration of the divestiture period. The relevant market price will be based on the market price from the stock exchange with the highest trading volume in the Company's shares. Costs associated with the transfer will be deducted from the compensation payable to the shareholder.

Pursuant to a grandfather clause in the applicable law, the divestiture requirement only applies to shares acquired after the Aviation Compliance Documentation Act came into effect on June 14, 1997.

Development of share capital since 2001

At the beginning of 2001, the Company's share capital was €976,896,000 divided into 381,600,000 registered no-par value shares with restricted transferability. The Company effected no capital measures in 2001.

Capitalization measures in 2002

With the consent of the Supervisory Board that was granted on December 5, 2001 and pursuant to an authorization by shareholders (of June 16, 1999) to issue, on one or more occasions, up to €1 billion in convertible bonds with a term of up to 15 years, the Executive Board issued a €750 million convertible bond on January 4, 2002. The conditional share capital was used, and no shareholder subscription rights were granted. The Company issued a total of 750,000 bonds with conversion rights. Each bond has a nominal value of €1,000, resulting in conversion rights of up to 37,202,380 shares at a price of €20.16. The bonds are due on December 4, 2012 and bear 1.25% annual interest. The bonds are listed on the Luxembourg Stock Exchange. The Company may terminate the bonds if the weighted average share price equals at least 130% of the respective conversion price for 20 days in a 30-day period, or if the total nominal value of the outstanding bonds is less than €750,000,000. On January 4, 2006, 2008 and 2010 bond holders may demand repayment of their bonds for the nominal amount plus any accured interest. To ensure that, upon conversion, bondholders would receive listed shares, 38,160,000 new no-par value registered shares created out of conditional capital were listed on the German stock markets in 1999. Shares issued upon conversion carry full dividend rights as of the fiscal year in which the conversion becomes effective. As of March 31, 2004, none of the bond holders had exercised their conversion rights. Pursuant to the conditions of the bonds, the applicable conversion price will be reduced in connection with the pending capital increase to reflect the economic value of the subscription rights. Because the conditions of the bonds do not provide for an increase in the number of shares to be issued upon conversion, bond holders will receive cash in compensation for dilution caused by the issuance of the New Shares.

Capitalization Measures in 2003

The Company effected no capital measures in 2003.

Capitalization Measures in 2004

In 2004, no capital measures have been taken prior to the implementation of the capital increase described in this Offering Circular.

Management and employee share compensation programs

Employee shares (LH Chance)

Lufthansa's current profit participation plan gives employees the option to receive cash or to invest in the Company's shares. There are two choices under the plan: traditional employee shares (the acquisition of which is subsidized by the Company) or participation in the "LH Chance" program. In the LH Chance program, the Company gives an employee an interest-free employee loan for the Company's shares, in addition to shares the employee directly acquires. Shares required to service the program are acquired in the market. See "– Acquisition of treasury shares."

LH Performance programs

Since 1997, all Lufthansa managers have been eligible to participate in the annual "LH Performance" program. Under this program, participants can invest in Lufthansa's shares in addition to potentially receiving an "outperformance option", which is based on their level of participation. The maximum amount of a participant's investment is based on the participant's management level. Shares are sold to participants at a discount of currently 20% of the market price. Since 2003, participants have been able to use their own shares to participate in the program.

Payment of the outperformance option is dependant on Lufthansa's share price index composed of shares of other European airlines. Since 2002, this index is composed as follows: Air France (20%), British Airways (20%), KLM (10%), Iberia (10%), Alitalia (10%), Swiss (10%), easyJet (10%) and Ryanair (10%). The outperformance option increaes to the extent that Lufthansa's shares outperform the index; however, this amount is capped at 30% for the most recently issued options. Earlier options that are still outstanding are capped at 40%. Participants must retain their own shares to be eligible for the outperformance option and can exercise this opiton at three, 3.5 or four years after the investment.

Since 2003, non-management employees who are not covered by collective agreements may participate in "LH PerformanceAT". "LH PerformanceAT" requires that participants have their own investment in the Company's shares. The outperformance option has a term of three years and guarantees participants a bonus payment upon the exercise of the option if the Lufthansa shares perform better than the competitors' index. The competitors' index is identical to the index used for the LH Performance manager's program discussed above. The payment under the option increases with increasing outperformance of the index, up to a maximum of 30% of the outperformance.

Shares required to service this program will be acquired in the market. See "– Acquisition of treasury shares – Holding of treasury shares."

Acquisition of treasury shares

Shareholder authorization to acquire treasury shares

Pursuant to a resolution of the annual shareholders' meeting on June 18, 2003 and section 71(1), no. 8, of the German Stock Corporation Act, the Company may, through December 17, 2004, repurchase up to 10% of its outstanding share capital as of the date of the resolution. The Company may acquire the shares through market purchases or through a public offer made to all shareholders. The repurchase price may not vary from market price by more than 10%. The relevant market price is the average market price for Deutsche Lufthansa AG shares in the Xetra (or any comparable successor system) during the last five trading days preceeding the acquisition through market purchases or the announcement of the decision to launch the public offer, as the case may be.

The Executive Board may, subject to the consent of the Supervisory Board, sell treasury shares by means other than through market sales or a public offer, if the shares acquired are sold at a price not substantially below the market price at the time of the sale. Shareholders are not entitled to subscription rights in this process. However, pursuant to section 186 of the German Stock Corporation Act, this authorization is limited to no more than 10% of the Company's share capital at the time such authorization is granted and at the time such authorization is

exercised. Shares issued after the effectiveness of this authorization pursuant to an authorization in effect at the time of this authorization or replacing such an authorization according to which shares can be issued out of an authorized share capital under exclusion of subscription rights according to section 186(3) of the German Stock Corporation Act must be deducted from the 10% limit. Moreover, shares issued or to be issued to service convertible bonds and/or bonds with warrants must be deducted from the 10% limit, provided that the corresponding bonds have been issued after this authorization has become effective pursuant to an authorization in effect at the time of this authorization or replacing such an authorization according to article 186(3) of the German Stock Corporation Act applying *mutatis mutandis* providing for an exclusion of subscription rights.

The Executive Board may, with the consent of the Supervisory Board, sell treasury shares acquired other than through market purchases or a public offer (i) in the context of investments in, or acquisitions of, other companies in exchange for contributions in kind, or (ii) to satisfy the rights of bond holders' or creditors obtained through convertible loan stock and/or options issued by the Company or a wholly-owned, direct or indirect, foreign subsidiary of Deutsche Lufthansa AG, or (iii) acquire shares offered to employees of Deutsche Lufthansa AG and its affiliates.

The Executive Board, with the consent of the Supervisory Board and without shareholder resolution, may redeem the treasury shares in full or in part.

The authorizations to sell or redeem treasury shares can be used in full or in part, on one or more occasions, and on an individual basis.

The Executive Board and the Supervisory Board have proposed to replace the current authorization to acquire treasury shares with a new authorization valid until December 15, 2005, which contains the same terms as the existing authorization. The proposal was published in the electronic version of the German Federal Gazette (*Bundesanzeiger*) on April 2, 2004, as item 5 for the annual shareholders' meeting to be held on June 16, 2004.

Authorization to acquire treasury shares pursuant to section 4 of the Aviation Compliance Documentation Act

Section 4 of the Aviation Compliance Documenting Act authorizes the Company to acquire its own shares if the share register shows that 40% or more of the issued shares entitled to vote are held by shareholders whose share ownership contravenes the conditions necessary to maintain the Company's licenses, rights and prerogatives under aviation law and agreements.

Treasury shares

As of the date of the Offering Circular, the Company does not hold any treasury shares. The Company acquires the shares needed to fulfil its obligations under the LH Performance, LH PerformanceAT and the Equity Compensation Programs through market purchases. See "– Management and Employees' Equity Compensation Programs." If the Company acquires more shares than needed to fulfil its obligations under the LH Performance, the LH PerformanceAT and the compensation programs, the Company will sell the excess shares on the market.

Information and disclosure obligations

Section 21 of the German Securities Trading Act provides for certain disclosure obligations applicable to each individual or entity whose shareholdings reaches, exceeds or falls below 5%, 10%, 25%, 50% or 75% of the voting rights of a listed company, which is any company that has its registered office within Germany and the shares of which are listed on an organized market in a EU member state or another state that is party to the Treaty on the European Economic Area. Pursuant to section 22 of the German Securities Trading Act, under certain circumstances a person under a disclosure obligation can have voting rights allocated to it from shares belonging to third parties, for instance third parties that are subsidiaries of or hold shares for the account of such person. Disclosure must be made in writing to the Company and to the German Federal Financial Services Supervisory Authority (*Bundesaufsichtsamt für den Wertpapierhandel*) and should be made without undue

delay but in no event later than seven calendar days after the obligation arose. The disclosure must contain the following information: (i) a statement to the effect that ownership reached, exceeded or fell below the aforementioned threshold, (ii) the percentage of the voting shares owned, and (iii) the address of the person subject to the disclosure obligation as well as the date on which ownership reached, exceeded or fell below one of the thresholds. Under sections 22 and 28 of the German Securities Trading Act, failure to comply with the disclosure obligation can result in the loss of voting rights belonging to the person under the disclosure obligation and those allocated to such person. Voting rights will not be reinstated until the disclosure obligations are met.

Shareholder structure

According to information available to the Company on the basis of the German Securities Trading Act, as of March 31, 2004, the GENUJO Achte Beteiligungs GmbH was the only shareholder whose equity interest exceeded 5% of the Company's share capital. As of that date, GENUJO owned 10.05% of the Company's share capital. The remaining shares of the Company (89.95%) were widely held.

Business and legal relationships with related parties

As of March 31, 2004, Allianz Aktiengesellschaft through its wholly-owned subsidiary Dresdner Bank held an indirect equity interest of 50% in GENUJO Achte Beteiligungs GmbH, which in turn holds 10.05% of the Company's share capital. Lufthansa Group companies have entered into contractual relationships with companies of the Allianz Group. Moreover, Dresdner Bank is one of the Joint Global Coordinators of the Offering. The Company believes that its contractual relationships with Allianz Group companies are on arm's-length terms.

As of March 31, 2004, Bayerische Landesbank held an indirect equity interest of 50% in GENUJO Achte Beteiligungs GmbH. Lufthansa Group companies have entered into contractual arrangements with the Bayerische Landesbank. Moreover, Bayerische Landesbank is one of the Underwriters for the Offering. The Company believes that all contractual arrangements with Bayerische Landesbank are on arm's-length terms.

MANAGEMENT

The governing bodies of the Company are the Executive Board, the Supervisory Board and the annual shareholders' meeting. The powers of these bodies are set forth in the German Stock Corporation Act, the Company's articles of association and the rules of procedure of the Executive Board and the Supervisory Board and its committees. The Executive Board and Supervisory Board work independently of each other. No person may serve on both boards at the same time.

The Executive Board is responsible for managing the Company's day-to-day business and for representing the Company in dealings with third parties.

The Supervisory Board appoints and may dismiss members of the Executive Board. The Supervisory Board supervises the Executive Board in its management of the Company and represents the Company in transactions between a member of the Executive Board and the Company. In general, the Supervisory Board is not directly involved in the day-to-day management of the Company. However, pursuant to the Company's articles of association, certain transactions require the consent of the Supervisory Board. In addition, the Company's articles of association and by-laws allow for the Supervisory Board to increase the number of matters subject to its consent.

In performing their duties, members of both the Executive Board and Supervisory Board must exercise the duties of care expected of a reasonable business person. Members of the Executive Board and the Supervisory Board must consider a broad range of interests, including those of the Company and its shareholders and employees.

Executive Board

The Supervisory Board appoints the members of the Executive Board for a term of up to five years. Extensions of the term of office are permitted. Pursuant to the articles of association, the Executive Board must have at least two members. The Supervisory Board determines the number of members and deputy members of the Executive Board. Currently, the Executive Board has three members.

The Supervisory Board issued the current version of the rules of procedure of the Executive Board on October 1, 2002.

Any two members of the Executive Board or any individual Executive Board member and an authorized signatory with statutory power of attorney (*Prokurist*) may legally represent the company.

The current members of the Executive Board are:

Name	Member since	Principal areas of responsibility	Other principal memberships
Wolfgang Mayrhuber	2001	Chairman Passenger Business/Airlines with responsibility for strategy, innovation and quality, policy, aircraft profitability, communications and auditing of the Lufthansa Group	Supervisory board memberships in German stock corporations: – Eurowings Luftverkehrs AG – LSG Lufthansa Service Holding AG – Lufthansa Cargo AG – Lufthansa CityLine GmbH (chairman) – Lufthansa Technik AG – Thomas Cook AG – Münchener Rückversicherungs Gesellschaft AG – Nominated for election as member at the annual shareholder meeting of BMW AG on May 13, 2004

Name	Member since	Principal areas of responsibility	Other principal memberships
			Other memberships: HEICO Corp., Florida (management board)
Dr. Karl-Ludwig Kley	1998	Finance, with responsibility for fuel procurement, data protection, investor relations, finance, controlling, accounts, Group controlling and taxes, and Group legal department	Supervisory board memberships in German stock corporations: – Delvag Luftfahrtversicherungs-AG (chairman) – LSG Lufthansa Service Holding AG – Lufthansa Cargo AG – Lufthansa Technik AG – Thomas Cook AG – Vattenfall Europe AG – WestLB AG – Merck KGaA Other memberships: – Lufthansa AirPlus Service-karten GmbH (chairman, supervisory board) – Amadeus Global Travel Distribution S. A., Madrid (chairman, management board) – KG Allgemeine Leasing GmbH&Co. (management board)
Stefan Lauer	2000	Works Director Aviation Services and Personnel, with responsibility for personnel policy, management staffing policy, personnel marketing, pricing policy, Lufthansa School of Business, Group security, information management and construction and facility management	Supervisory board memberships in German stock corporations: – LSG Lufthansa Service Holding AG (chairman) – Lufthansa Cargo AG (chairman) – Lufthansa Technik AG (chairman) Other memberships: – Lufthansa Systems Group GmbH (chairman, supervisory board) – AMECO Corp., Beijing (deputy chairman, management board) – Landesbank Hessen-Thüringen Girozentrale (management board) – Lufthansa Flight Training GmbH (supervisory board chairman) – Universitätsklinikum Marburg (supervisory board)

Wolfgang Mayrhuber (57) has been a member of the Executive Board since January 1, 2001 and has served as its Chairman since June 18, 2003. After studying mechanical engineering in Austria and Canada, Mr. Mayrhuber joined the Lufthansa Group in 1970 as an engineer. In 1992, he was appointed Manager of the Technology Division and Executive Manager for Technology. In 1994, he was appointed chairman of the initial Executive Board of Lufthansa Technik AG, a position he held until he was appointed to the Executive Board on January 1, 2001.

Dr. Karl-Ludwig Kley (52) has been a member of the Executive Board since September 1, 1998. After receiving his training as an *Industriekaufmann* and his subsequent law studies, Dr. Kley worked for Bayer AG from 1982 until 1997. He started in Bayer's Finance department. In 1985, he became assistant to the chairman of Bayer's executive board. From 1987 to 1991, he served as the chief financial officer of Bayer Japan Ltd. in Tokyo. In 1992, he took over the management of overseas distribution of the Pharmaceuticals Division of Bayer, and became a director in 1993. In 1994, as the manager of the Pharmaceuticals Division, he moved to Bayer S.p.A. in Milan. From August 1997 to 1998, he was responsible for the Finance/Investor Relations Department at Bayer AG.

Stefan Lauer (49) has been a member of the Executive Board since August 1, 2000, after having been appointed a deputy member on May 1, 2000. After studying law, Mr. Lauer spent several years with the municipal authority of the City of Frankfurt/Main. In 1990, he joined the Lufthansa Group as the manager of management support staff and became manager of the Chairman's central office in 1991. In 1994, he became head of the strategic group and organization development division. In 1997, he transferred to Lufthansa Cargo AG's Sales and Marketing Department and served as a member of its executive board. Mr. Lauer was appointed Chairman of Lufthansa Cargo AG's executive board in January 2000.

Members of the Executive Board may be contacted at the Company's business address, Von-Gablenz-Strasse 2–6, 50679 Cologne, Germany.

In 2003, remuneration paid to members of the Executive Board by the Company totalled €1.8 million. In addition, members of the Executive Board received remuneration totalling €6 thousand from Lufthansa subsidiary companies.

In the 2003, members of the Executive Board participated in the management staff option scheme described under "– Option Schemes". Under the personal investment component of these schemes, a 20% discount (approximately €56,000) was granted, for which a reserve of €33 thousand has been created. In addition, a member of the Executive Board received option bonuses of €25 thousand under the Year-2000 management scheme.

Pension obligations owed to former Executive Board members and their survivors totalled €40.7 million. In 2003, the cost of the pension beneficiaries' benefits, including benefits granted by subsidiary companies, was €3.1 million.

Supervisory Board

The Supervisory Board consists of 20 members, including ten members elected by the shareholders at the annual shareholders' meeting in accordance with the provisions of the German Stock Corporation Act and ten members selected by the Lufthansa employees, in accordance with the provisions of the German Codetermination in Industry Act. In addition, the Supervisory Board has an honorary chairman who has no voting rights.

The Supervisory Board members are usually elected for a fixed term of five years. Each term expires at the end of the annual general meeting in the fourth financial year after the year in which such Supervisory Board member was elected. Supervisory board members may be re-elected.

Unless otherwise provided by law, resolutions of the Supervisory Board are passed by a simple majority of the votes cast. In case of any deadlock, the relevant resolution must be voted on again, with the Chairman of the Supervisory Board being entitled to cast two votes during such second vote.

The Chairman is usually a shareholder representative elected by the members of the Supervisory Board.

The Supervisory Board generally meets once every quarter. Its main functions are:

- to supervise and advise the Company's management;
- to appoint members of the Executive Board; and

- to consent to matters that are subject to the Supervisory Board's consent under German law or the Company's articles of association and to matters which the Supervisory Board has made subject ot its prior approval.

The Supervisory Board has established a remuneration committee and an audit committee. The remuneration committee is responsible for agreements made with the members of the Executive Board, and for other personnel matters concerning executive managers and authorized representatives of the Company. The remuneration committee represents the Company in its dealings with members of the Executive Board (section 112 of the German Stock Corporation Act) and is responsible for agreements with, and loans to, Supervisory Board members (sections 114 and 115 of the German Stock Corporation Act). Pursuant to the Executive Board's charter, the presiding committee approves certain personnel matters that require the consent of Supervisory Board.

The audit committee presents recommendations to the Supervisory Board based on a review and analysis of certain issues, including those concerning the submission of accounts, risk management and audit-related issues, such as auditor independence, awarding of the audit contract, fees paid and the scope of the audit.

The Supervisory Board may form committees and establish their duties and powers. To the extent permitted by law, the Supervisory Board may delegate to such committees decision-making powers of the Supervisory Board. However, committees with substantial decision-making authority must be composed of an equal number of members of the Supervisory Board representing the shareholders and employees. Three members are required to make a decision.

The current members of the Company's Supervisory Board, their principal occupations and principal memberships are as follows:

Name (Principal occupation)	Position	Other significant memberships
Dr. Wolfgang Röller (Honorary chairman of the supervisory board of Dresdner Bank AG)	Honorary Chairman (not entitled to vote)	None
Dipl.-Ing. Dr. Ing. E. h. Jürgen Weber (Former chairman of the Company's Executive Board)	Chairman	a) Allianz Lebensversicherungs-AG Bayer AG Deutsche Bank AG Deutsche Post AG Thomas Cook AG (supervisory board chairman) Voith AG b) Loyalty Partner GmbH [(1)] (SB chairman) Tetra Laval Group, Pully (Switzerland)
Frank Bsirske [(*)] (Chairman of the ver.di trade union)	Deputy Chairman	a) RWE AG (deputy SB chairman) DAWAG – Deutsche Angestellten-Wohnungsbau AG
Dr. Josef Ackermann (Spokesman for the management board of Deutsche Bank AG)	Member	a) Bayer AG Linde AG Siemens AG
Manfred Calsow [(*)] (Manager)	Member	a) Lufthansa Technik AG [(1)] (deputy supervisory board chairman)

Name (Principal occupation)	Position	Other significant memberships
Dr. Gerhard Cromme (Chairman of the supervisory board of ThyssenKrupp AG)	Member	a) Allianz AG Axel Springer Verlag AG E.ON AG Ruhrgas AG Siemens AG ThyssenKrupp AG (supervisory board chairman) Volkswagen AG b) BNP Paribas S. A., France Suez S. A., Paris (management board)
Michael Diekmann (Chairman of the management board of Allianz AG)	Member	a) Allianz Dresdner Asset Management GmbH [2] (supervisory board chairman) Allianz Lebensversicherungs-AG [2] (supervisory board chairman) BASF AG Allianz Versicherungs-AG [2] (supervisory board chairman) Dresdner Bank AG [2] (supervisory board chairman) Linde AG b) Allianz of America, Inc. [2] (chairman) Allianz Insurance Ltd., South Africa Assurances Générales de France [2] (Vice President) Riunione Adriatica di Sicurtà S. p.A [2] (Vice President)
Dipl.-Vwt. Jürgen Erwert [*] (Commercial employee)	Member	None
Peter Geisinger [*] (Flight captain)	Member	None
Robert Haller [*] (Commercial employee)	Member	None
Ulrich Hartmann (Chairman of the supervisory board of E.ON AG)	Member	a) Deutsche Bank AG E.ON AG (supervisory board chairman) Hochtief AG IKB Deutsche Industriebank AG (supervisory board chairman) The Munich Reinsurance Company AG (supervisory board chairman) b) ARCELOR, Luxembourg (management board) Henkel KGaA (shareholders committee)
Dr. Otto Graf Lambsdorff (Lawyer; Honorary President of the Deutsche Schutzvereiningung für Wertpapierbesitz e. V.; retired federal minister of the economy)	Member	a) D. A. S. Deutscher Automobil Schutz Allgemeine Rechtsschutz-Versicherungs-AG HSBC Trinkhaus & Burckhardt KGaA IVECO Magirus AG (supervisory board chairman) NSM-Löwen Entertainment GmbH (supervisory board chairman)
Ilona Ritter [*] (ver.di trade union secretary)	Member	a) Lufthansa CityLine GmbH [1]

Name (Principal occupation)	Position	Other significant memberships
Willi Rörig[*] (Commercial employee)	Member	a) Lufthansa Cargo AG[1] (deputy supervisory board chairman)
Dr. Klaus G. Schlede (Former Deputy Chairman of the Executive Board)	Member	a) Deutsche Postbank AG Deutsche Telekom AG
Werner Schmidt (Chairman of the management board of the Bayerische Landesbank)	Member	a) Deutsche Kreditbank AG[3] Drees & Sommer AG Herrenknecht AG (deputy supervisory board chairman) Jenoptik AG Wieland-Werke AG b) Bank für Arbeit and Wirtschaft AG, Vienna (deputy supervisory board chairman) DekaBank Deutsche Girozentrale AdöR (management board) Landesbank Saar AdöR (deputy chairman of management board) LB (Swiss) Privatbank AG, Zürich (chairman of management board) Liquiditäts-Konsortialbank GmbH (acting member of management board)
Mirco A. Vorwerk[1] (Chairman UFO)	Member	None
Patricia Windaus[*] (Flight attendant)	Member	None
Dr. Hans-Dietrich Winkhaus (Chairman of the Shareholders' Committee of the Henkel KGaA)	Member	a) BMW AG Degussa AG ERGO-Versicherungsgruppe AG Schwarz-Pharma AG (supervisory board chairman) b) Henkel KGaA (shareholders' committee)
Dr. Michael Wollstadt[*] (Commercial employee)	Member	None
Dr. Klaus Zumwinkel (Chairman of the management board of Deutsche Post AG)	Member	a) Deutsche Postbank AG (supervisory board chairman) Deutsche Telekom AG (supervisory board chairman) KarstadtQuelle AG b) C.V. International Post Corp. U.A. (deputy board chairman) Morgan Stanley (board of directors)

[*] Representatives.
[a] Memberships in statutory supervisory boards.
[b] *Memberships in similar bodies in German and foreign companies.*
[1] Entities controlled by Deutsche Lufthansa AG.
[2] Entities controlled by Allianz AG.

Members of the Supervisory Board may be contacted at the Company's business address, Von-Gablenz-Strasse 2–6, 50679 Cologne, Germany.

In 2003, the remuneration of the Supervisory Board members totaled €500,000. No variable remuneration was paid. The amounts paid to individual members of the Supervisory Board are as follows:

Name	2003 Fixed remuneration	2003 Remuneration for committee work	2003 Total remuneration
		(in €s)	
Dipl.-Ing. Dr.-Ing. E.h. Jürgen Weber, chairman (from June 18, 2003)	32,301	5,384	37,685
Frank Bsirske, Deputy chairman	30,000	5,000	35,000
Dr. Josef Ackermann (from June 18, 2003)	10,767	–	10,767
Dr. Rolf-E. Breuer (until June 18, 2003)	9,233	–	9,233
Manfred Calsow (from June 18, 2003)	10,767	2,692	13,459
Dr. Gerhard Cromme	20,000	–	20,000
Michael Diekmann (from June 18, 2003)	10,767	2,692	13,459
Dipl. Vw. Jürgen Erwert (from June 18, 2003)	10,767	–	10,767
Herbert Flickenschild (until June 18, 2003)	9,233	–	9,233
Peter Geisinger	20,000	2,308	22,308
Robert Haller (from June 18, 2003)	10,767	–	10,767
Ulrich Hartmann	20,000	5,000	25,000
Roland Issen (until June 18, 2003)	9,233	–	9,233
Dr. Otto Graf Lambsdorff	20,000	–	20,000
Eckhard Lieb (until June 18, 2003)	9,233	–	9,233
Franz-Eduard Macht (until June 18, 2003)	9,233	2,308	11,541
Franz Ludwig Neubauer (until June 18, 2003)	9,233	–	9,233
Ilona Ritter	20,000	–	20,000
Willi Rörig	20,000	–	20,000
Dr. Klaus G. Schlede (SB chairman until June 18, 2003)	38,466	14,616	53,082
Werner Schmidt (from June 18, 2003)	10,767	–	10,767
Jan G. Stenberg (until June 18, 2003)	9,233	–	9,233
Dr. Alfons Titzrath (until June 18, 2003)	9,233	2,308	11,541
Mirco A. Vorwerk (from June 18, 2003)	10,767	2,692	13,459
Patricia Windaus	20,000	–	20,000
Dr. Hans-Dietrich Winkhaus	20,000	–	20,000
Dr. Michael Wollstadt	20,000	5,000	25,000
Dr. Klaus Zumwinkel	20,000	–	20,000
Total	**450,000**	**50,000**	**500,000**

Other remuneration, consisting mainly of allowances for meetings and daily allowances, totaled €51 thousand. These amounts include concession privileges pursuant to the general conditions of IATA.

Furthermore, members of the Supervisory Board of Deutsche Lufthansa AG who hold supervisory board mandates for affiliated companies received remuneration totaling €57 thousand for such mandates.

The remuneration structure for the Supervisory Board was amended as of January 1, 2003. Members of the Supervisory Board are paid, in addition to being reimbursed for their expenses, a fixed annual remuneration of €20,000 plus an additional variable payment of €1,000 for each €0.01 dividend per share exceeding a dividend of €0.25 that the annual shareholders' meeting approves for distribution. The Chairman of the Supervisory Board receives three times this amount and the Deputy Chairman receives one and a half times this amount. Moreover, committee members receive an additional 25%, while committee chairmen receive an additional 50% of this amount.

Additionally, the Supervisory Board members are reimbursed for their out-of-pocket expenses, primarily traveling expenses, and are given an allowance of €500 per meeting. The Company also pays the insurance

premium for a group accident policy, and refunds the resulting tax obligations. In addition, Supervisory Board members are entitled to concession privileges pursuant to the general conditions of IATA and the Company.

Certain relationships and related-party transactions

No member of the Executive Board or the Supervisory Board directly or indirectly, holds shares or options exceeding 1% of the shares issued by the Company. In addition, the total shareholdings of all members of the Executive Board and the Supervisory Board do not exceed 1% of the Company's outstanding shares. For information on the Company's stock option programs see "– General Information on the Company – Management and employee equity compensation programs."

The Company has neither granted any loans to Executive Board or Supervisory Board members nor issued any guarantees or warranties for their benefit. The members of the Executive Board and the Supervisory Board have not been involved in any transactions outside the scope of the Company's business or in other transactions which were extraordinary in terms of their form or substance.

Annual shareholders' meeting

The annual shareholders' meeting is either held at the registered office of the Company or at the seat of a German stock exchange. It is convened by either the Executive Board or the Supervisory Board. Each share grants the right to one vote. Unless otherwise specified by the German Stock Corporation Act, the resolutions of the annual shareholders' meeting are passed by a simple majority of the votes cast. If the German Stock Corporation Act requires that a resolution be passed by a majority of the shares present, a simple majority will suffice. Neither the German Stock Corporation Act nor the articles of association and by-laws law of the Company provide for a minimum participation level at the annual shareholders' meeting.

According to the German Stock Corporation Act, resolutions of fundamental importance require a majority of at least three quarters of the share capital represented when the resolution is passed. Resolutions of fundamental importance include in particular:

- capital increases with the exclusion of subscription rights;
- reductions of capital;
- creation of authorized or conditional capital;
- dissolution of the Company;
- merging of the Company into or with another company;
- split-up, spin-off or transfer of all of the Company's assets;
- inter-company agreements (in particular, control agreements and profit and loss transfer agreements); and
- changes in the Company's legal form.

The annual shareholders' meeting must be held within the first eight months of the year and is convened by the Executive Board after having received the Supervisory Board's report on the annual financial statements, the management report (*Lagebericht*) and the appropriation of the balance-sheet profits. Only shareholders registered in the Company's share register who have confirmed their attendance in a timely manner are entitled to participate and vote in the annual shareholders' meeting. Confirmation of attendance must be received by the Company no later than the third day preceding the annual shareholders' meeting. Shareholders in the share register as of the date when confirmation is due are entitled to vote.

Corporate Governance Code

Since the beginning of 2002, the Executive Board and Supervisory Board have followed the recommendations of the Government Commission's German Corporate Governance Code. On December 3, 2003, the Executive Board and Supervisory Board passed the declaration of the following compliance declaration pursuant to section 161 of the German Stock Corporation Act:

"The Executive Board and Supervisory Board of Deutsche Lufthansa AG declare, in accordance with section 161 of the German Stock Corporation Act, that the Company adheres to the recommendations of the government commission on the German Corporate Governance Code as published by the Federal Ministry for Justice in the official part of the electronic Federal Gazette. The foregoing is subject to the following limitation:

The recommendation contained in 4.2.4(2) of the Corporate Governance Code, concerning the publication of the remuneration received by individual Executive Board members in the notes to the consolidated financial statements, is not being implemented."

INFORMATION CONCERNING PARTICIPATIONS

Deutsche Lufthansa AG holds the following material direct or indirect participations (all data as of December 31, 2003):

Lufthansa Cargo AG

Scope of Activities	Air freight services relating to commercial airline traffic, both scheduled and chartered, chartering of aircraft from providers and to customers in Germany and abroad and all related activities. In particular, the company is entitled to purchase and operate aircraft, real estate and buildings, freight and handling terminals, electronic data systems, participations and other assets and equipment required for or related to the provision of air freight services.
Percentage of Subscribed Capital	100%
Subscribed Capital (€ in thousands)	100,000
Reserves (€ in thousands)	58,798
Net Income (€ in thousands)	0 [1]
Sales (€ in thousands)	2,160,028
Total Assets (€ in thousands)	1,148,907
Book Value at Deutsche Lufthansa AG (€ in thousands)	158,783
Net Income on Investments at Deutsche Lufthansa AG as of December 31, 2003 (€ in thousands)	(37,994) [1]
Receivables Owed by Deutsche Lufthansa AG (€ in thousands)	99,960
Liabilities to Deutsche Lufthansa AG (€ in thousands)	348,507

All data in accordance with German GAAP (*HGB*).

[1] Lufthansa Cargo AG has a profit-and-loss transfer agreement with Deutsche Lufthansa AG.

Lufthansa Technik AG

Scope of Activities	Rendering and marketing of aircraft-related technical services and all related activities, in particular the maintenance, repair and overhaul of aircraft and provision of logistical, engineering, development and related services for airlines and other aircraft owners.
Percentage of Subscribed Capital	100%
Subscribed Capital (€ in thousands)	220,000
Reserves (€ in thousands)	148,562
Net Income (€ in thousands)	0 [1]
Sales (€ in thousands)	2,314,552
Total Assets (€ in thousands)	2,049,642
Book Value at Deutsche Lufthansa AG (€ in thousands)	368,562
Net Income on Investments at Deutsche Lufthansa AG as of December 31, 2003 (€ in thousands)	(7,881) [1]
Receivables Owed by Deutsche Lufthansa AG (€ in thousands)	613,196
Liabilities to Deutsche Lufthansa AG (€ in thousands)	91,025

All data in accordance with German GAAP (*HGB*).

[1] Lufthansa Technik AG has a profit-and-loss transfer agreement with Deutsche Lufthansa AG.

LSG Lufthansa Service Holding AG

Scope of Activities	Participation in and management of companies, in particular companies active in the production, storage and distribution of food products and convenience meals. The company may establish branches in Germany and abroad.
Percentage of Subscribed Capital	100%
Subscribed Capital (€ in thousands)	140,000
Reserves (€ in thousands)	174,163
Net Income (€ in thousands)	0 [1]
Sales (€ in thousands)	8,249
Total Assets (€ in thousands)	1,061,976
Book Value at Deutsche Lufthansa AG (€ in thousands)	420,000
Net Income on Investments at Deutsche Lufthansa AG as of December 31, 2003 (€ in thousands)	(1,018,984) [1]
Receivables Owed by Deutsche Lufthansa AG (€ in thousands)	10
Liabilities to Deutsche Lufthansa AG (€ in thousands)	449,795

All data in accordance with German GAAP (*HGB*).

(1) LSG Lufthansa Service Holding AG has a profit-and-loss transfer agreement with Deutsche Lufthansa AG.

LSG Sky Chefs, Inc.

Scope of Activities	Airline catering and chef solutions (convenience meals for hotel chains and super market/retail store chains). Holding entity for the operating companies of LSG Sky Chefs Group, USA, in the in-flight service solutions sector
Percentage of Subscribed Capital	100%
Subscribed Capital (€ in thousands)	1
Reserves (€ in thousands)	485,570
Annual result (€ in thousands)	(294,241)
Sales (€ in thousands)	1,405,644
Total Assets (€ in thousands)	907,373
Book Value at LSG Sky Chefs US Acquisition, L. L. C. and LSG Lufthansa Service USA, L. L. C. (€ in thousands)	1,233,410
Net Income on Investments at Deutsche Lufthansa AG as of December 31, 2003 (€ in thousands)	N.A.
Receivables Owed by Deutsche Lufthansa AG (€ in thousands)	4,274
Liabilities to Deutsche Lufthansa AG (€ in thousands)	–

All data in accordance with to IFRS.
Exchange rate for balance sheet data: €1 = US$1.24990.
Exchange rate for profit and loss data: €1 = US$1.13682.

LSG Sky Chefs US Acquisition, L. L. C.

Scope of Activities	Holding company for the operating companies in the U.S. catering business, including Chef Solutions
Percentage of Capital	100%
Subscribed Capital (€ in thousands)	N.A.
Reserves (€ in thousands)	1,135,327
Annual result (€ in thousands)	–
Sales (€ in thousands)	–
Total Assets (€ in thousands)	1,135,327
Book Value at LSG Sky Chefs US Holding 2, Inc. and LSG Sky Chefs US Holding, L. L. C. (€ in thousands)	1,135,308
Net Income on Investments at Deutsche Lufthansa AG as of December 31, 2003 (€ in thousands)	N.A.
Receivables Owed by Deutsche Lufthansa AG (€ in thousands)	–
Liabilities to Deutsche Lufthansa AG (€ in thousands)	–

All data in accordance with to IFRS.
Exchange rate for balance sheet data: €1 = US$1,24990.
Exchange rate for profit and loss data: €1 = US$1,13682.

LSG Sky Chefs US Holding 2, Inc.

Scope of Activities	Holding company for the operating companies in the U.S. catering business, including Chef Solutions
Percentage of Subscribed Capital	100%
Subscribed Capital (€ in thousands)	1
Reserves (€ in thousands)	916,072
Annual result (€ in thousands)	–
Sales (€ in thousands)	–
Total Assets (€ in thousands)	916,093
Book Value at LSG Sky Chefs US Holding, L. L. C. and LSG Lufthansa Service Holding AG	431,607
Net Income on Investments at Deutsche Lufthansa AG as of December 31, 2003 (€ in thousands)	N.A.
Receivables Owed by Deutsche Lufthansa AG (€ in thousands)	–
Liabilities to Deutsche Lufthansa AG (€ in thousands)	–

All data in accordance with to IFRS.
Exchange rate for balance sheet data: €1 = US$1,24990.
Exchange rate for profit and loss data: €1 = US$1,13682.

Lufthansa Systems Group GmbH

Scope of Activities	Participation in and management of companies, in particular companies which provide IT systems services. The company may open branch offices and agencies in Germany and abroad
Percentage of Subscribed Capital	100%
Subscribed Capital (€ in thousands)	20,546
Reserves (€ in thousands)	–
Net Income (€ in thousands)	0 [1]
Sales (€ in thousands)	–
Total Assets (€ in thousands)	141,367
Book Value at Deutsche Lufthansa AG (€ in thousands)	443,900
Net Income on Investments at Deutsche Lufthansa AG as of December 31, 2003 (€ in thousands)	32,101 [1]
Receivables owed by Deutsche Lufthansa AG (€ in thousands)	22
Liabilities to Deutsche Lufthansa AG (€ in thousands)	91,265

All data in accordance with German GAAP.

[1] Lufthansa Systems Group GmbH has a profit-and-loss transfer with Deutsche Lufthansa AG.

Thomas Cook AG

Scope of Activities	Organization, facilitation and execution of travels of any kind, the provision of commercial air traffic, the acquisition and the operation of hotels and club resorts, the operation of travel agencies and other agencies for the sale of services related to the transport of passengers, and any related activities. In addition, the company may participate in and manage companies whose purpose is to engage in tourism and air transport or to provide tourism-related services.
Percentage of Subscribed Capital	50%
Subscribed Capital (€ in thousands)	303,710
Reserves (€ in thousands)	544,798
Net Income (€ in thousands)	(253,434)
Sales (€ in thousands)	7,241,523
Total Assets (€ in thousands)	4,235,983
Book Value at Deutsche Lufthansa AG (€ in thousands)	402,711
Net Income on Investments at Deutsche Lufthansa AG [1] as of December 31, 2003 (€ in thousands)	–
Receivables owed by Deutsche Lufthansa AG (€ in thousands)	–
Liabilities to Deutsche Lufthansa AG (€ in thousands)	51,570

Unless stated otherwise, all figures are derived from the consolidated financial statement of Thomas Cook AG as of October 31, 2003 prepared in accordance with IFRS.

[1] Income on equity investments: €(131,317) thousand included in Consolidated Financial Statement of Deutsche Lufthansa AG prepared in accordance with IFRS; no income on investment included in the unconsolidated financial statement of Deutsche Lufthansa AG prepared in accordance with German GAAP (HGB).

TAXATION IN GERMANY

The following is a general discussion of the material German tax consequences relevant to an investment in and ownership and disposition of shares and subscription rights. This discussion does not purport to be a comprehensive description of all tax considerations which may be relevant to a decision to purchase shares and subscription rights. In particular, this discussion does not consider any specific facts or circumstances which may apply to a particular purchaser. This summary is based on the current laws of Germany including double taxation treaties, as in effect and applied on the date of this Offering Circular. These laws are subject to change, possibly with retroactive effect.

Prospective purchasers of shares and subscription rights are advised to consult their own tax advisers as to the tax consequences of the purchase, ownership and disposition of shares and subscription rights, including the effect of any state or local taxes, under the tax laws in Germany and in each country of which they are residents.

Taxation of the Company

German corporations are generally subject to German corporate income tax at a uniform rate of 25% on retained earnings and distributed profits plus the 5.5% solidarity surcharge on corporate income tax liability (amounting to approximately 26.38%).

In addition, German corporations are subject to trade tax. The rate of trade tax depends on the municipality in which the corporation maintains a permanent establishment. Since tax assessment period 2004, the minimum local multiplier rate amounts to 200% (*Mindesthebesatz*), which results in an effective tax burden of at least 9.1% on the taxable trade income. The trade tax rate is dependent on the rate of the municipality and generally ranges between 13% and 20% of the income assessed for trade tax purposes. In determining the income of the Company relevant for corporate income tax purposes, the trade tax is deductible as a business expense.

Current income revenues can be offset with a loss carried forward of up to €1 million without restriction. Losses in excess of €1 million can offset current income revenues only up to 60% of the income liable to taxation in the respective financial year. The remaining losses carried forward can be carried forward of their current amount indefinitely. The limitation on losses carried forward is valid for both corporate income and trade tax.

Dividends received by the Company from German or non-German corporations are generally exempt from corporate income tax without a minimum shareholding limit or minimum holding period. The received dividends are also exempt from trade tax, if the Company, in addition to complying with certain other requirements, holds, at the beginning of the relevant tax assessment period, at least 10% of the share capital or nominal capital of the distributing corporation. 5% of dividends are considered blanket non-deductible business expenses and as such are subject to corporate income tax (plus the solidarity surcharge) and trade tax. Apart from that, the full amount of any actual business expenses related to the shareholding is deductible for both corporate and trade tax purposes.

Capital gains from the sale of shares in a German or non-German corporation are also exempt from corporate income tax (including the solidarity surcharge) and trade tax. 5% of capital gains are considered blanket non-deductible business expenses and as such are subject to corporate income tax (including the solidarity surcharge) and trade tax. Apart from that, the full amount of any actual business expenses directly related to the investment are deductible for both corporate income tax and trade tax purposes. Losses arising from the sale of shares as well as depreciations of such shares are non-deductible business expenses.

Taxation of shareholders

Taxation of dividends

Withholding tax

Generally, the Company is required to withhold and pay to tax authorities, on behalf of its shareholders, from its dividend distributions a withholding tax (*Kapitalertragsteuer*) at a rate of 20% plus the solidarity surcharge on

such withholding tax at a rate of 5.5% (in aggregate 21.10%). The tax basis for such withholding tax is the dividend distribution amount determined by the annual general shareholders' meeting.

Such withholding tax plus the solidarity surcharge will generally be withheld irrespective of whether and to what extent the dividend distribution is exempt at the shareholder level and whether the shareholder resides inside or outside of Germany.

For dividends distributed to a company residing in a member state of the European Union within the meaning of Article 2 of the EU Parent-Subsidiary Directive (90/435/EEC of the Council, July 23, 1990), or to a corporation residing in a State with which Germany has concluded a double taxation treaty, the withholding tax is not required to be withheld either fully or in part in the dividend distribution, provided that further requirements are fulfilled and that the relevant application is made.

In the case of shareholders (individuals and corporations) who are subject to unlimited German tax liability, as well as shareholders resident outside of Germany holding their shares as part of a permanent establishment or a fixed base in Germany or as part of business assets for which a permanent representative has been appointed in Germany, the withholding tax withheld and paid over will be credited on their personal income or corporate income tax liability or, with respect to the exceeding amount, be refunded. The same applies to the solidarity surcharge.

For dividend distributions to shareholders resident outside of Germany, the withholding tax rate will be further reduced where Germany and the country in which the shareholder resides have entered into a double taxation treaty and the shareholder holds the shares neither as assets attributable to a permanent establishment or a fixed base in Germany nor as part of business assets attributable to a permanent representative in Germany of an dependent status in the meaning of the applicable double taxation treaty. The reduction of the withholding tax rate will generally be granted by way of a refund of the difference between the amount of dividend withholding tax withheld including the solidarity surcharge and the applicable treaty rate (in general 15%) upon application to the German tax authorities (Bundesamt für Finanzen, Friedhofstraße 1, 53225 Bonn, Germany). Refund forms may be obtained from the Federal Tax Authority (*Bundesamt für Finanzen*) and at the German embassies and consulates, or can be downloaded from the website of the Federal Tax Authority (http://www.bff-online.de).

Shareholders resident in Germany

In case of **individuals** who are subject to unrestricted taxation in Germany and hold their shares as **private assets,** only half of the dividends are subject to personal income tax (so-called half income system; *Halbeinkünfteverfahren*). Said half of the dividends are subject to personal income tax at a progressive tax rate (up to a maximum rate of 45% in 2004) plus the 5.5% solidarity surcharge thereon. With respect to the highest tax rate of 45%, this would result in an overall tax burden in an amount of about 47.5% on half of the dividends. Only half of the expenses related to such dividends are deductible for tax purposes. This applies regardless of the assessment period in which the dividends were received.

Individuals holding the shares as private assets are entitled to a tax-exempt allowance for investment income (*Sparerfreibetrag*) in the amount of €1,370 (or €2,740 for married couples assessed jointly) per calendar year. In addition, a shareholder is also entitled to a lump sum deduction for investment income-related expenses (*Werbungskostenpauschale*) in the amount of €51 (or €102 for married couples assessed jointly), unless a higher amount of expenses can be established. Such dividends are taxable only to the extent that the taxable portion of dividends and the other investment income, reduced by any tax deductible actual (or for dividends half of any actual) income-related expenses or by the lump sum expenses, exceed this tax-exempt allowance for investment income.

The taxation of shares that are held as **business assets** of a shareholder depends on whether the shareholder is a corporation, an individual, or a partnership (co-entrepreneurship).

(i) If the shareholder is a **corporation** resident in Germany, dividends generally are subject to certain exceptions (for example, for credit institutions, financial services institutions, financial institutions, pension funds, life and health insurance institutions) exempt from corporate income tax and the solidarity surcharge; no minimum shareholding limit or minimum holding period applies. The received dividends are also exempt from trade tax, if the corporation holds at the beginning of the relevant tax assessment period at least 10% of

the share capital of the Company. 5% of the dividends are considered blanket non-deductible business expenses and as such are subject to corporate income tax (plus solidarity surcharge) and trade tax. The received dividends are fully subject to trade tax if the shareholder did not hold at least 10% of the share capital of the Company at the beginning of the relevant tax assessment period.

(ii) If the shares form part of the business property of a **sole proprietor,** 50% of the dividends are subject to progressive income tax (up to a maximum rate of 45% in the year 2004) plus a solidarity surcharge of 5.5% thereon. The highest rate of 45% would result in a total tax liability of about 47.5% on half of the dividends. Only 50% of business expenses related to the dividends are tax-deductible. If the shares form part of the business property of a commercial enterprise in Germany, half of the dividends are subject to a trade tax in the full amount, unless the shareholder held at least 10% of the Company's share capital at the beginning of the relevant tax assessment period. Trade tax is generally credited against the shareholder's personal income tax burden in accordance with a blanket tax credit method.

(iii) If the shareholder is a **partnership,** personal income tax or corporate income tax is assessed only at the level of each partner of the partnership but not at the level of the partnership itself. Taxation depends upon whether the partner is a corporation or an individual: If the partner is subject to corporate income tax the taxation of the dividends corresponds to the principles outlined in (i). If the partner is subject to personal income tax (individual), the principles outlined under (ii) are applicable subject to certain exceptions (for example for credit institutions, financial services institutions, financial institutions).

If the shares form part of the business property of a permanent establishment maintained in Germany by a commercial enterprise of the partnership, dividends are also subject to trade tax at the level of the partnership in the full amount, unless the partnership held at least 10% of the Company's share capital at the beginning of the relevant tax assessment period.

If the partner is an individual, trade tax paid by the partnership is generally credited against the partner's personal income tax burden in accordance with a blanket tax credit method.

Dividend distributions made from the tax deposit account have to be taxed as capital gain if the shareholder holds the shares in his business property, or if the shareholder himself (or his legal predecessor(s) through gratuitous transfer) held at least 1% of the shares of the Company directly or indirectly at any time during the last five years prior to the sale. In this case, withholding tax will not be levied.

Shareholders resident outside of Germany

If a shareholder (individual or corporation) who is subject to non-resident taxation in Germany does not hold shares as part of the business property of a permanent establishment or fixed base in Germany or as part of a business property for which a permanent representative in Germany has been appointed, the German tax liability is deemed to be satisfied by withholding the capital gains tax (possibly reduced under a double taxation treaty) plus the solidarity surcharge.

If the shares are held by an **individual** as part of the **business property** of a permanent establishment or a fixed base in Germany or as part of a business property for which a permanent representative in Germany of an dependent status in the meaning of the applicable double taxation treaty has been appointed, only half of the dividends are subject to German personal income tax plus a 5.5% solidarity surcharge thereon. If the shares form part of the business property of a permanent establishment maintained by a commercial enterprise in Germany, dividends are also subject to trade tax in the full amount after deduction of any business expenses related to the dividends, unless the shareholder held at least 10% of the Company's share capital at the beginning of the relevant tax assessment period. Trade tax paid is credited against the shareholder's personal income tax liability in accordance with a blanket tax credit method.

Subject to certain exceptions for credit institutions, financial services institutions, finance corporations, pension funds, life and health insurance companies dividends received by foreign **corporations** that are subject to non-resident taxation in Germany are exempt from corporate income tax and the solidarity surcharge if the shares form part of the business property of a permanent establishment in Germany or are part of a business property for which a permanent representative in Germany has been appointed. If the shares form part of the business property of a permanent establishment maintained in Germany by a commercial enterprise, half of the dividends are subject to trade tax in the full amount, unless the shareholder held at least 10% of the Company's share capital as of the beginning of the relevant tax assessment period. If the dividends are exempt from corporate

income tax and trade tax, 5% of the dividends are considered blanket non-deductible business expenses and as such are subject to corporate income tax (plus the solidarity surcharge) and trade tax. Business expenses related to the shareholding are fully deductible for both corporate income tax and trade tax purposes.

Taxation of capital gains

Shareholders resident in Germany

Generally 50% of capital gains from the sale of shares held as **non-business (private) assets** by an **individual** tax resident in Germany are generally subject to income tax, plus the 5.5% solidarity surcharge thereon, if the sale takes place in the context of a private sales transactions, namely within one year after the acquisition. Similarly, the profits from the disposal of subscription rights held as private assets are subject to personal income tax and the solidarity surcharge if the disposal takes place within one year after the acquisition of the shares underlying the subscription rights. Insofar, the German tax authorities are of the opinion that the generated profits are fully subject to individual income tax and the solidarity surcharge. If the aggregate profit derived from all private sales transactions per annum and per person is less than €512.00, such profit is not subject to tax. Losses from private sales transactions can be offset only against profits from private sales transactions. Insofar as this is not possible in the assessment period in which the losses occurred, the losses can be carried back into the previous year or, without restriction, carried forward to subsequent years and can be offset against profits from private sales transactions in another assessment period, subject to restrictions, if any.

Half of the profits from the disposal of shares held as private assets by an individual shareholder resident in Germany are subject to personal income tax at the individual tax rate plus the 5.5% solidarity surcharge thereon, even after expiry of the aforementioned holding period of one year, if the individual shareholder or, in the case of a gratuitous acquisition, the predecessor(s) held, directly or indirectly, at least 1% of the share capital of the Company at any time during the last five years prior to the disposal. In such case, half of the profits from the disposal of a subscription right is also subject to personal income tax and the solidarity surcharge; insofar exists, however, a risk that all of the profits generated are subject to income tax and the solidarity surcharge. Only half of the losses from the disposal of shares or subscription rights, as well as expenses related to the disposal, are deductible. If the capital gains derived from the disposal of subscription rights were fully subject to income tax, the losses would also be fully deductible.

If the **shares** form part of a **business property,** taxation depends upon whether the shareholder is a corporation, individual, or partnership (co-entrepreneurship).

(i) Subject to certain exceptions (for example, for credit institutions, financial services institutions, financial institutions, pension funds, life and health insurance companies) capital gains earned by **taxpayers subject to corporate income tax** are generally exempt from trade tax, corporate income tax and the solidarity surcharge. However, 5% of the capital gains are considered blanket non-deductible business expenses and as such are subject to corporate income tax (plus the solidarity surcharge) and trade tax. Business expenses related to such shareholding are fully deductible for both corporate income tax and trade tax purposes. Losses from the sale, as well as depreciations of such shares or any other reductions of profits related to the sold shares, are not tax-deductible.

(ii) If the shares form part of the business property of a **sole proprietor,** 50% of the capital gains are subject to progressive income tax (up to a maximum rate of 45% in the year 2004) plus the 5.5% solidarity surcharge thereon. The highest rate of 45% would result in a total tax liability of about 47.5% on half of the capital gains. Only 50% of the losses, the expenses related to the shares, as well as depreciations of such shares, are tax-deductible. If the shares form part of the business property of a commercial enterprise, half of the capital gain is subject to trade tax. Trade tax generally is credited against the shareholder's personal income tax liability in accordance with a blanket tax credit method. Provided that certain requirements are met, capital gains from the sale of shares may be deducted in full or in part from the acquisition costs of certain other assets or transferred into a reinvestment reserve (*Reinvestitionsrücklage*) for a limited period of time.

(iii) If the shareholder is a **partnership,** personal income tax or corporate income tax is assessed only at the level of each partner of the partnership. Taxation depends upon whether the partner is a corporation or an individual: If the partner is a corporation, then the taxation of capital gains corresponds to the principles outlined under (i). If the partner is an individual the principles outlined under (ii) apply, subject to certain exceptions, (for example for credit institutions, financial services institutions, financial institutions). Capital

gains from the sale of shares are also subject to trade tax at the level of the partnership, in the opinion of the German tax authorities, in the full amount. The trade tax paid by the partnership will be credited against the personal income tax liability of the partner, provided the partner is an individual.

The full amount of profits resulting from the disposal of **subscription rights** forming part of the **business assets** are, according to the German tax authorities, subject to personal income tax or corporate income tax, to the solidarity surcharge and, as the case may be, to a trade tax.

Shareholders resident outside of Germany

If the shares are sold by an **individual** who resides abroad and if (i) such individual holds the shares as part of the business property of a permanent establishment or a fixed base in Germany or as part of a business property for which a permanent representative in Germany has been appointed, or (ii) such individual or, in the event of a gratuitous transfer of the shares, his or her legal predecessor(s) held at any point in time during the last five years prior to the sale of the shares directly or indirectly at least 1% of the shares in the Company, 50% of the capital gains are subject to German income tax, plus a 5.5% solidarity surcharge thereon. If the shares form part of the business property of a permanent establishment maintained in Germany by a commercial enterprise, 50% of the capital gains are also subject to trade tax. Most double taxation treaties, however, provide complete exemption from German taxation in this regard, if the shares are not attributable to a permanent establishment or a fixed base in Germany or held through a permanent representative in Germany who has a dependent status in the meaning of the applicable double taxation treaty. Capital gains from the sale of a subscription right are in the aforementioned case (i) in full and in case (ii) to 50% subject to personal income tax and solidarity surcharge insofar as the German taxation is not excluded by reason of an applicable double taxation treaty. It cannot be ruled out that in case (ii) the entire capital gain from the sale of subscription rights is subject to personal income tax and solidarity surcharge.

Subject to certain exceptions for credit institutions, financial services institutions, financial institutions, pension funds, life and health insurance companies capital gains earned by a **corporation** resident outside of Germany are exempt from corporate income tax and solidarity surcharge and trade tax. However 5% of capital gains are considered blanket non-deductible business expenses and as such are subject to corporate income tax (plus the solidarity surcharge) if (i) the shares are part of the business property of a permanent establishment in Germany or are part of a business property for which a permanent representative in Germany has been appointed who has a dependent status in the meaning of the applicable double taxation treaty or (ii) subject to the application of a double taxation treaty the shareholder held at any time during the last five years prior to the share disposal either directly or indirectly at least 1% of the shares of the Company. If the shares form part of the business property of a permanent establishment maintained in Germany by a commercial enterprise also 5% of capital gains are subject to trade tax. Business expenses related to such shareholding are fully deductible for both corporate income tax and trade tax purposes. Losses from the sale as well as depreciations of such shares or any other reductions of profits related to the sold shares are not tax-deductible. Capital gains from the sale of a subscription right are in the aforementioned case (i) in the opinion of the German taxation authorities in full and in case (ii) to 50% subject to corporate income tax and the solidarity surcharge insofar as the German taxation is not excluded by reason of an applicable double taxation treaty. It cannot be ruled out that in case (ii) the entire capital gain from the sale of subscription rights is subject to corporate income tax and solidarity surcharge. If the shares form part of the business property of a permanent establishment maintained in Germany by a commercial enterprise the profit from the disposal of subscription rights is also subject to trade tax.

Special rules for credit institutions, financial services institutions, financial institutions, pension funds, life and health insurance companies

If financial institutions or financial services providers hold or sell shares or subscription rights that are assigned to the trading book (*Handelsbuch*) pursuant to section 1(12) of the German Banking Act, neither dividends nor capital gains are subject to the half-income method or the exemption from corporate income tax and trade tax, if any. The same applies to shares acquired by financial institutions within the meaning of the German Banking Act in order to realize a short-term trading gain, and to credit institutions, financial services institutions and financial institutions with their statutory seat in another member state of the European Union or another member state of the European Economic Area Treaty as far as they are taxable in Germany according to the general explanation giving above with regard to dividends and capital gains.

Dividend income and capital gains from the sale of shares attributable to investments in life and health insurance institutions are (under further conditions) fully subject to corporate tax and trade tax. The same applies to pension funds. Beyond this there are further taxation rules that apply to life and health insurance companies and to pension funds.

However, in the aforementioned cases, dividends received are exempt from trade tax, if the shareholder holds at the beginning of the relevant tax assessment period, at least 10% of the share capital of the Company.

For other shareholders whose individual situation is not addressed in this discussion, different taxation rules can apply.

Inheritance or gift tax

The transfer of shares to another person by way of gift or inheritance is only subject to German inheritance or gift tax if:

(i) the decedent, donor, heir, donee or any other beneficiary had his domicile or habitual residence in Germany at the time of the transfer of the assets or did not live permanently abroad as a German citizen for more than five years, in certain cases ten years, without having a domicile in Germany, or

(ii) except as provided under (i), the decedent's or donor's shares formed part of a business property attributable to a permanent establishment in Germany or were held through a permanent representative in Germany, or

(iii) the decedent or donor, either alone or with other closely related persons, held at the time of the inheritance or donation, directly or indirectly, at least 10% of the share capital of the Company.

Special rules apply to German citizens who maintain neither a residence nor their habitual abode in Germany, but who are employed by a German public entity and are paid salaries from public funds, as well as to any of their dependents belonging to their household who are German citizens.

The few relevant inheritance and gift taxation treaties which Germany is a party to generally provide that German inheritance or gift tax may be levied only in case (i) and, with certain restrictions, in case (ii).

Other taxes

On the acquisition, the sale or other disposal of shares, no German stock exchange transfer tax, value added tax, stamp duty or other tax will be levied. Under special circumstances, it is possible that entrepreneurs elect for a value added tax duty of otherwise value added tax exempt turnovers. Net wealth tax is, at present, not levied in Germany.

PLAN OF DISTRIBUTION

On May 24, 2004, Deutsche Lufthansa AG and the Underwriters entered into the Underwriting Agreement with respect to the rights issue and the offering of any New Shares not subscribed for during the Subscription Period. The Joint Global Coordinators are Dresdner Bank and Morgan Stanley.

According to the provisions of the Underwriting Agreement dated May 24, 2004, the Underwriters have each subscribed for the number of shares shown in the table below, and agreed to offer them to the shareholders of Deutsche Lufthansa AG for subscription. Deutsche Lufthansa AG has undertaken to issue the number of shares shown in the table:

Consortium banks	Number of shares
Dresdner Bank Aktiengesellschaft	17,855,434
Morgan Stanley Bank AG	17,855,434
Deutsche Bank Aktiengesellschaft	16,751,270
Citigroup Global Markets Deutschland AG & Co. KGaA	5,076,142
WestLB AG	5,076,142
Barclays Bank PLC	1,522,842
Bayerische Landesbank	1,522,842
Bayerische Hypo- und Vereinsbank AG	1,522,842
BNP Paribas London Branch	1,522,842
Commerzbank AG	1,522,842
DZ BANK AG Deutsche Zentral-Genossenschaftsbank Frankfurt	1,522,842
HSBC Trinkaus & Burkhardt KGaA	1,522,842
Landesbank Hessen-Thüringen Girozentrale	1,522,842
Société Générale S.A.	1,522,842
Total	**76,320,000**

The subscription price per share for the rights issue is €9.85.

Any New Shares not subscribed for during the Subscription Period will be offered through the Joint Global Coordinators in Germany and elsewhere, in private placements to institutional investors (including to QIBs in the United States in reliance on Rule 144A).

Pursuant to the Underwriting Agreement, the Underwriters will pay to Deutsche Lufthansa AG at least the subscription price for any New Shares for which subscription rights have not been exercised by June 16, 2004.

Pursuant to the Underwriting Agreement, Deutsche Lufthansa AG agreed to pay a commission in the amount of approximately €14 million to the Underwriters. In the Underwriting Agreement, Deutsche Lufthansa AG has undertaken to indemnify the Underwriters from certain liabilities, including liabilities pursuant to the Securities Act. The Underwriting Agreement provides that the obligations of the Underwriters are subject to the fulfillment of certain customary conditions, such as the issuance of legal opinions.

Lock-up

Pursuant to the Underwriting Agreement, Deutsche Lufthansa AG has agreed, to the extent legally permissible, not to issue any new shares for cash or sell any treasury shares or issue any other securities convertible into or exchangeable for or which carry the right to acquire shares of Deutsche Lufthansa AG during the period up to December 11, 2004. The foregoing does not apply to the issuance of shares or other securities issued to officers or employees of Deutsche Lufthansa AG or the holders of its convertible bonds due 2012.

Termination of the Underwriting Agreement

Under certain circumstances, the Underwriters are entitled to terminate the Underwriting Agreement or to postpone the rights issue by up to 12 days. These circumstances include material adverse changes in the

financial and business situation of Deutsche Lufthansa AG or one of its affiliates or the net worth of Deutsche Lufthansa AG or one of its subsidiaries, material restrictions on stock exchange trading or a general moratorium on banking or the outbreak or escalation of hostilities or terrorist activities. Moreover, the obligation on the part of the Underwriters will end if the implementation of the capital increase has not been registered in the Commercial Register by 2:00 pm (CEST) on June 15, 2004, and the Joint Global Coordinators and Deutsche Lufthansa AG have not been able to agree upon a later date. The consequences of such a termination in connection with the rights issue and the initial stock exchange listings are described in detail in the sections, "The Offer – Rights Issue – Important Information" and "The Offer – Important Information".

Stabilization

Dresdner Bank or other persons/entities acting on its behalf may, for a period of 30 days from June 1, 2004 (up to and including July 1, 2004), take any measures enabling it to stabilize or maintain the market price of the shares of Deutsche Lufthansa AG at a level that differs from the level that would otherwise exist without such stabilizing measures. However, there is no obligation to perform such stabilization measures and any such measure may be discontinued at any time. Pursuant to applicable law, such transactions may be conducted on all German stock exchanges or electronic trading systems. The resulting level of any stock quotation or market price of the shares of Deutsche Lufthansa AG may be temporary.

Selling restrictions

Pursuant to the Underwriting Agreement, the Underwriters have severally agreed to publicly offer the New Shares exclusively in Germany and to refrain from offering the shares for sale in the United States except to qualified institutional buyers in reliance on Rule 144A under the Securities Act, to refrain from extending any general offers and from any general advertising of the New Shares in accordance with Rule 502(c) under the Securities Act, to refrain from extending any public offers under Section 4(2) of the Securities Act and to refrain from engaging in any direct sales efforts in accordance with Regulation S under the Securities Act ("Regulation S").

The New Shares will not be registered under the Securities Act and may only be offered or sold in the United States or for the account of or for the benefit of a U.S. person in accordance with Regulation S, or pursuant to an exemption from the registration requirements of the Securities Act.

The sale of the New Shares in the United Kingdom is also subject to restrictions. The Underwriters have severally agreed that, prior to six months from the completion of the Offering in the United Kingdom, they will not offer or sell any New Shares to persons in the United Kingdom except to persons whose ordinary activities involve them acquiring, holding, managing or disposing of investments (as principal or agent) for the purpose of that business, or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the United Kingdom Public Offers of Securities Regulation 1995 (as amended); they will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000) received by it in connection with the issue or sale of any New Shares in circumstances in which Section 21(1) of the Financial Services and Markets Act 2000 does not apply; and they will comply with all applicable provisions of the Financial Services and Markets Act 2000 with respect to anything done by them in relation to the New Shares in, from or otherwise involving the United Kingdom.

FINANCIAL STATEMENTS

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Overview on Consolidated Annual Financial Statements for the Years ended December 31, 2003, 2002 and 2001

Consolidated balance sheet of Deutsche Lufthansa AG as at December 31, 2003, 2002 and 2001

	2003	2002	2001
	€m	€m	€m
Assets			
Intangible assets	953	1,715	1,910
Aircraft and spare engines	6,815	6,989	7,552
Other tangible assets	1,297	1,359	1,351
Investments accounted for using the equity method	720	914	1,276
Other financial items	696	737	797
Fixed assets	10,481	11,714	12,886
Repairable aircraft spare parts	404	389	358
	10,885	12,103	13,244
Inventories	421	397	384
Trade receivables	1,498	1,630	1,747
Other receivables and other assets	929	1,045	1,302
Securities	720	584	5
Cash and cash equivalents	2,001	3,054	1,177
Current assets	5,569	6,710	4,615
Income tax assets	194	205	262
Prepaid expenses	84	119	85
Total assets	16,732	19,137	18,206
Shareholders' equity and liabilities			
Issued capital	977	977	977
Capital reserve	809	809	681
Fair value reserves	– 82	107	175
Retained earnings	1,933	1,515	2,298
Net loss/profit for the period	– 984	717	– 633
Shareholders' equity	2,653	4,125	3,498
Minority interests	43	47	30
Retirement benefit obligations	4,327	4,020	3,701
Provisions for income taxes	332	261	167
Other provisions and accruals	3,394	3,515	2,996
Provisions and accruals	8,053	7,796	6,864
Long-term borrowings	3,240	4,713	4,446
Trade payables	911	939	1,126
Other liabilities	1,622	1,285	1,901
Liabilities	5,773	6,937	7,473
Deferred income	210	232	341
Total shareholders' equity and liabilities	16,732	19,137	18,206

Consolidated statements of income of Deutsche Lufthansa AG for the financial years 2003, 2002 and 2001

	2003	2002	2001
	€m	€m	€m
Traffic revenue	11,662	12,032	12,253
Other revenue	4,295	4,939	4,437
Revenue	15,957	16,971	16,690
Changes in inventories and work performed by the enterprise and capitalised	29	16	26
Other operating income	1,728	2,102	1,473
Cost of materials and services	– 7,205	– 7,196	– 7,624
Staff costs	– 4,612	– 4,660	– 4,481
Depreciation, amortisation and impairment	– 1,930	– 1,243	– 1,714
Other operating expenses	– 4,114	– 4,398	– 4,686
Loss/profit from operating activities	– 147	1,592	– 316
Results from investments accounted for using the equity method	– 176	– 92	– 16
Other income from subsidiaries, joint ventures and associates	39	28	60
Net interest	– 341	– 415	– 398
Other financial items	– 160	– 161	– 75
Financial result	– 638	– 640	– 429
Loss/profit from ordinay activities	– 785	952	– 745
Other taxes	– 29	– 47	– 62
Loss/profit before income taxes	– 814	905	– 807
Income taxes	– 164	– 183	202
Result after taxes	– 978	722	– 605
Minority interest	– 6	– 5	– 28
Net loss/profit for the period	– 984	717	– 633
	€	€	€
Basic loss/earnings per share	– 2.58	1.88	– 1.66
Diluted earnings per share	-	1.75	–

Consolidated statement of cash flows for the financial years 2003, 2002 and 2001

Consolidated Cash Flow Statement	2003	2002	2001
	€m	€m	€m
Cash and cash equivalents on 1 January	2,453	378	386
Loss/profit before income taxes	– 814	905	– 807
Depreciation of fixed assets (net of reversals)	2,080	1,251	1,799
Depreciation of repairable aircraft spare parts	53	48	39
Result from fixed asset disposal	– 229	– 495	– 164
Result from investments accounted for using the equity method	97	20	16
Net interest	341	415	398
Income taxes paid	– 19	0,2 (*)	– 7
Changes in inventories	– 24	– 14	– 131
Changes in receivables, other assets and prepaid expenses	314	204	– 989
Changes in provisions and accruals	112	759	1,107
Changes in liabilities (without borrowings)	– 403	– 574	395
Other	73	– 207	80
Cash flows from operating activities	1,581	2,312	1,736
Purchase of tangible assets and intangible assets	– 839	– 364	– 1,355
Purchase of financial assets	– 138	– 90	– 139
Additions to repairable aircraft spare parts	– 68	– 79	– 48
Proceeds from sale of non-consolidated equity investments	13	808	111
Acquisition of non-consolidated equity investments	– 45	– 126	– 366
Acquisition of consolidated equity investments (**)	– 133	– 10	– 1,192
Proceeds from disposals for intangible assets, tangible assets and other financial assets	416	176	380
Interest received	182	136	98
Dividends received	55	50	80
Net cash used in investing activities	– 557	501	– 2,431
Securities/fixed-term deposits	– 137	– 578	– 220
Net cash used in investing activities and cash investments	– 694	– 77	– 2,651
Premium from bond floatation	–	128	–
Long-term borrowings	291	1,020	1,413
Repayments of long-term borrowings	– 1,135	– 531	– 528
Other borrowings	13	– 489	548
Dividends paid	– 229	–	– 229
Interest paid	– 277	– 289	– 299
Net cash used in financing activities	– 1,337	– 161	905
Net decrease/increase in cash and cash equivalents	– 450	2,074	– 10
Effects of exchange rate changes	– 2	1	2
Cash and cash equivalents on 31 December	2,001	2,453	378
Securities	720	584	5
Term deposits	–	601	799
Total liquid funds	2,721	3,638	1,182
Net increase/decrease in total liquid funds	– 917	2,456	212

(*) below €1m

(**) Net of €2m (prior year: €9m) cash acquired

Note to the Consolidated Cash Flow Statement

The cash flow statement shows the change in cash and cash equivalents of the Lufthansa Group in the year under review. As required by IAS 7, cash flows have been divided into operating cash flow (corresponding to the cash inflow from operating activities) as well as investing and financing activities. Cash and cash equivalents disclosed in the cash flow statement comprise bank balances (without time deposit credit balances) and cash in hand. The balance of liquid funds in a wider sense can be determined by including securities held as current assets and log-term time deposit credit balances.

Consolidated Annual Financial Statements and Group Management Report for the Financial Year 2003

Consolidated Income Statement for Financial Year 2003

	Notes	2003 €m	2003 €m	2002 €m
Traffic revenue	6)	11,662		12,032
Other revenue	7)	4,295		4,939
Revenue			**15,957**	**16,971**
Changes in inventories and work performed by the enterprise and capitalised	8)	29		16
Other operating income	9)	1,728		2,102
Cost of materials and services	10)	- 7,205		- 7,196
Staff costs	11)	- 4,612		- 4,660
Depreciation, amortisation and impairment	12)	- 1,930		- 1,243
Other operating expenses	13)	- 4,114		- 4,398
Loss/profit from operating activities			**- 147**	**+1,592**
Result from investments accounted for using the equity method	14)	- 176		- 92
Other income from subsidiaries, joint ventures and associates	14)	+ 39		+ 28
Net interest	15)	- 341		- 415
Other financial items	16)	- 160		- 161
Financial result			**- 638**	**- 640**
Loss/profit from ordinary activities			**- 785**	**+ 952**
Other taxes	17)		- 29	- 47
Loss/profit before income taxes			**- 814**	**+ 905**
Income taxes	17)		- 164	- 183
Result after taxes			**- 978**	**+ 722**
Minority interests			- 6	- 5
Net loss/profit for the period			**- 984**	**+ 717**
Basic loss/earnings per share	18)		**€ -2.58**	**€ +1.88**
Diluted earnings per share	18)		**€ -**	**€ +1.75**

Consolidated Balance Sheet as of 31 December 2003

Assets	Notes	31.12.2003 €m	31.12.2003 €m	31.12.2002 €m
Intangible assets	20)	953		1,715
Aircraft and spare engines	21)	6,815		6,989
Other tangible assets	22)	1,297		1,359
Investments accounted for using the equity method	24)	720		914
Other financial items	24)	696		737
Fixed assets	19)		**10,481**	**11,714**
Repairable aircraft spare parts			**404**	**389**
			10,885	**12,103**
Inventories	25)	421		397
Trade receivables	26)	1,498		1,630
Other receivables and other assets	26)	929		1,045
Securities	27)	720		584
Cash and cash equivalents	28)	2,001		3,054
Current assets			**5,569**	**6,710**
Income tax assets	17) 29)		**194**	**205**
Prepaid expenses	30)		**84**	**119**
Total assets			**16,732**	**19,137**

Shareholders' equity and liabilities	Notes	31.12.2003 €m	31.12.2003 €m	31.12.2002 €m
Issued capital	31)	977		977
Capital reserve	32)	809		809
Fair value reserves		– 82		107
Retained earnings	32)	1,933		1,515
Net loss/profit for the period		– 984		717
Shareholders' equity			**2,653**	**4,125**
Minority interests			**43**	**47**
Retirement benefit obligations		4,327		4,020
Provisions for income taxes		332		261
Other provisions and accruals		3,394		3,515
Provisions and accruals	33)		**8,053**	**7,796**
Long-term borrowings	34)	3,240		4,713
Trade payables	35)	911		939
Other liabilities	35)	1,622		1,285
Liabilities			**5,773**	**6,937**
Deferred income	36)		**210**	**232**
Total shareholders' equity and liabilities			**16,732**	**19,137**

Consolidated Statement of Changes in Shareholders' Equity

	Issued capital	Capital reserve	Fair value reserves hedging instru-ments	Fair value reserves other financial assets	Currency trans-lation differ-ences	Retained earnings	Net profit/loss for the period	Total
	€m	€m	€m	€m	€m	€m	€m	€m
Balance on 31 December 2001	**977**	**681**	**194**	-19	**-22**	**2,320**	**-633**	**3,498**
Transfers	–	–	–	–	–	-633	+633	–
Dividends	–	–	–	–	–	–	–	–
Net profit for the period	–	–	–	–	–	–	717	717
Changes in fair value	–	–	39	11	–	–	–	50
Transfers to acquisition cost	–	–	-30	10	–	–	–	-20
Transfers to the income statement	–	–	-99	1	–	–	–	-98
Other neutral changes	–	128	–	–	-44	-106	–	-22
Balance on 31 December 2002	**977**	**809**	**104**	**3**	**-66**	**1,581**	**717**	**4,125**
Transfers	–	–	–	–	–	488	-488	–
Dividends	–	–	–	–	–	–	-229	-229
Net loss for the period	–	–	–	–	–	–	-984	-984
Changes in fair value	–	–	-112	4	–	–	–	-108
Transfers to acquisition cost	–	–	-20	–	–	–	–	-20
Transfers to the income statement	–	–	-59	-2	–	–	–	-61
Other neutral changes	–	–	–	–	-54	-16	–	-70
Balance on 31 December 2003	**977**	**809**	**-87**	**5**	**-120**	**2,053**	**-984**	**2,653**

Currency translation differences are disclosed under retained earnings in the balance sheet. The other neutral changes result mainly from changes in the equity of investments accounted for using the equity method. The neutral change in the capital reserve includes the premium from the floatation of the bond of 4 January 2002.

Note to the Consolidated Cash Flow Statement

The cash flow statement shows the change in cash and cash equivalents of the Lufthansa Group in the year under review. As required by IAS 7, cash flows have been divided into operating cash flow (corresponding to the cash inflow from operating activities) as well as investing and financing activities. Cash and cash equivalents disclosed in the cash flow statement comprise bank balances (without time deposit credit balances) and cash in hand. The balance of liquid funds in a wider sense can be determined by including securities held as current assets and long-term time deposit credit balances.

Consolidated Cash Flow Statement

	2003 €m	2002 €m
Cash and cash equivalents on 1 January	**2,453**	**378**
Loss/profit before income taxes	– 814	905
Depreciation of fixed assets (net of reversals)	2,080	1,251
Depreciation of repairable aircraft spare parts	53	48
Result from fixed asset disposal	– 229	– 495
Result from investments accounted for using the equity method	97	20
Net interest	341	415
Income taxes paid	– 19	0*
Changes in inventories	– 24	– 14
Changes in receivables, other assets and prepaid expenses	314	204
Changes in provisions and accruals	112	759
Changes in liabilities (without borrowings)	– 403	– 574
Other	73	– 207
Cash flows from operating activities	**1,581**	**2,312**
Purchase of tangible assets and intangible assets	– 839	– 364
Purchase of financial assets	– 138	– 90
Additions to repairable aircraft spare parts	– 68	– 79
Proceeds from sale of non-consolidated equity investments	13	808
Acquisition of non-consolidated equity investments	– 45	– 126
Acquisition of consolidated equity investments**	– 133	– 10
Proceeds from disposals of intangible assets, tangible assets and other financial assets	416	176
Interest received	182	136
Dividends received	55	50
Net cash used in investing activities	**– 557**	**501**
Securities/fixed-term deposits	– 137	– 578
Net cash used in investing activities and cash investments	**– 694**	**– 77**
Premium from bond floatation	–	128
Long-term borrowings	291	1,020
Repayments of long-term borrowings	–1,135	– 531
Other borrowings	13	– 489
Dividends paid	– 229	–
Interest paid	– 277	– 289
Net cash used in financing activities	**–1,337**	**– 161**
Net decrease/increase in cash and cash equivalents	**– 450**	**2,074**
Effects of exchange rate changes	– 2	1
Cash and cash equivalents on 31 December	**2,001**	**2,453**
Securities	720	584
Term deposits	–	601
Total liquid funds	**2,721**	**3,638**
Net increase/decrease in total liquid funds	– 917	2,456

**below €1m*
***Net of €2m (prior year: €9m) cash acquired*
Note to the Consolidated Cash Flow Statement see page 116 (page F-9 in this Offering Circular)

Notes to the Consolidated Financial Statements of Deutsche Lufthansa AG 2003

1 Fundamentals and methods

The consolidated financial statements of Deutsche Lufthansa AG and its subsidiaries have been prepared in accordance with the International Financial Reporting Standards (IFRS) by the IASB taking account of the interpretations by the International Financial Reporting Interpretations Committee (IFRIC). All standards applying to financial year 2003 have been taken into account.

No accounting and valuation methods under German law not in conformity with IAS or SIC have been applied.

The requirements set out in section 292 a of the German Commercial Code (HGB), exempting the Company from its obligation to prepare consolidated financial statements under the German Commercial Code, are met. The assessment of such requirements is based on the German Accounting Standard No. 1 (DRS 1) promulgated by the German Standards Accounting Board.

The following accounting and valuation methods applied to the present consolidated financial statements deviate from German law:

- translation of foreign currency receivables and liabilities as at the closing date and recognition of the effects of changes in foreign exchange rates in the income statement;
- accounting of internally generated intangible fixed assets;
- revenue recognition by reference to the stage of completion of long-term customer orders;
- valuation of long-term provisions at present value;
- no recognition of other provisions if the probability of an outflow of resources is below 50 per cent;
- recognition of deferred tax assets and liabilities in accordance with the liability method; capitalisation of deferred tax assets from tax loss carry-forwards;
- recognition of the asset concerned and the liability in the amount of the present value of the lease payments under finance lease agreements according to IAS 17;
- valuation of retirement benefit obligations according to the projected unit credit method, taking account of future trends in salaries and the corridor rule under IAS 19;
- measurement of financial instruments, with the exception of loans and receivables originated, or financial investments held to maturity at fair value, provided such value can be determined reliably, as well as recognition of the resulting changes directly in equity;
- measurement of financial instruments at fair value in so far as they qualify as being held for trading, and recognition of the effects of changes in net profit or loss for the period.

2 Consolidation methods

All significant subsidiaries under the legal and/or factual control of Deutsche Lufthansa AG are included in the consolidated financial statements. Significant joint ventures and associated companies are accounted for using the equity method, provided that the Group holds an interest of between 20 and 50 per cent and may exercise significant influence. Other equity investments are accounted for at acquisition cost. Pages 178–183 ff. present a list of significant subsidiaries, joint ventures and associates.

For the purposes of initial consolidation of subsidiaries, the acquisition cost of equity investments is compared to the Group's share in the carrying amount of the equity of the company concerned. The difference between acquisition cost and prorated equity is, as a rule, initially allocated to the subsidiary's assets and liabilities if there is any difference between fair value and carrying amount. Within the context of subsequent consolidations, hidden reserves and encumbrances thus disclosed are carried forward, amortised or released in accordance with the treatment of the corresponding assets and liabilities. Any remaining asset-side difference from capital consolidation is recognised as goodwill and amortised over its expected useful life according to the straight-line method. Negative goodwill is openly deducted from asset-side differences. Provided that it does not result from anticipated losses, it is released in accordance with the development of the corresponding fixed asset items using the amortisation and depreciation item.

The carrying amounts of the investments accounted for using the equity method are increased and reduced respectively at each reporting date by Lufthansa Group's prorated share of the associate's or joint venture's changes in equity capital. The difference between the acquisition cost of the equity investment and the prorated equity of the company is allocated and carried forward on the basis of the principles applicable to consolidation.

Effects resulting from intra-group transactions are eliminated. Receivables and payables between consolidated companies are netted; intra-group profits and losses with regard to fixed assets and inventories are eliminated, and intra-group income is set off against the corresponding expenses. For all temporary differences from consolidation, tax deferrals are recognised as required by IAS 12.

The consolidation methods used are unchanged compared with the preceding year.

3 Currency translation

The financial statements of foreign Group companies are translated into euros in accordance with the functional currency method. The functional currency is mainly the currency of the country in which the company concerned is located. In some cases, the functional currency is different from the national currency. Assets and liabilities are translated at the balance sheet date middle rate, whereas income statement items are translated at average exchange rates for the year. Any differences resulting from this as well as from the currency translation of amounts carried forward from the previous year are recognised directly in equity. Goodwill arising from capital consolidation of foreign subsidiaries is carried forward at historical acquisition cost.

The following table reflects the fluctuation in major foreign exchange rates in comparison with the euro:

	2003 Balancesheet rate	**2003** Income statement average rate	2002 Balancesheet rate	2002 Income statement average rate
USD	0.80006	0.87965	0.96006	1.05634
CAD	0.61035	0.63112	0.61002	0.67500
GBP	1.42066	1.44514	1.53775	1.59081
HKD	0.10306	0.11297	0.12310	0.13544
THB	0.02018	0.02125	0.02216	0.02455
SEK	0.11025	0.10953	0.10930	0.10956
NOK	0.11875	0.12478	0.13739	0.13361
DKK	0.13435	0.13458	0.13462	0.13460
CHF	0.64107	0.65708	0.68837	0.68148
KRW	0.00067	0.00073	–	–

4 Group of consolidated companies

In addition to Deutsche Lufthansa AG as the parent company, the group of consolidated companies includes 61 domestic and 104 foreign companies (prior year: 47 domestic and 131 foreign companies).

Compared with the previous year, the group of consolidated companies has been expanded by eight companies for the special purpose of finance lease of aircraft established in financial year 2003. Air Dolomiti S.p.A. Linee Aeree Regionali Europee and one related aircraft leasing special purpose entity have been consolidated upon the assumption of financial and operative control as at 1 January 2003.

In April 2003, 80 per cent of the shares in LSG Sky Chefs Korea Co. Ltd. were acquired.

The investment in Condor/Cargo Technik GmbH was increased to 90 per cent in February, whereas the investment in AirLiance Materials LLC was increased to 50.2 per cent in December 2003. Taking account of the acquisition in stages, both companies have been included in the consolidated financial statements as from that date.

A total amount of €135m has been spent for acquiring the shares in the said five companies, with €107m relating to Air Dolomiti S.p.A. and €19m to LSG Sky Chefs Korea Co. Ltd..

Furthermore, Lufthansa AirPlus Servicekarten GmbH, LSG Sky Chefs Catering Logistics GmbH, LSG Sky Chefs Verwaltungsgesellschaft mbH, LSG Asia GmbH, 41/42 Bartlett (Pty) Ltd., Inflight Catering (Pty) Ltd., Lufthansa Airmotive Ireland (Leasing) Ltd., Lufthansa Technik Aircraft Services Ireland Limited as well as two real property leasing special purpose entities have been consolidated.

As in the preceding year, the group of consolidated companies includes shares in three money market funds, the assets of which have to be attributed to the Group.

Following the sale of all the shares in START AMADEUS GmbH on 26 February 2003 at a price of €124m, the company left the group of consolidated companies as from 1 March 2003.

Altogether 32 companies of the Catering business segment have been merged with other companies within the Group, whereas three companies have been dissolved.

The inclusion of any other subsidiaries has been unnecessary because their combined influence on the Group's net assets, financial position and results of operations is insignificant. All in all, these companies account for up to five per cent of revenue, earnings and balance-sheet total.

As at the balance sheet date, the consolidated financial statements include investments in 55 joint ventures and 42 associated companies (prior year: 56 joint ventures and associated companies each), eight joint ventures and 28 associated companies of which are accounted for using the equity method as in the preceding year.

Following the acquisition of 40 per cent of the shares in Alitalia Maintenance Systems S.p.A. in July 2003, the company is included using the equity method.

Since the assumption of financial and operative control of Air Dolomiti S.p.A. Linee Aeree Regionali Europee, this company has been subject to consolidation and thus eliminated from the group of companies accounted for using the equity method. Owing to their overall minor significance, the other joint ventures and associated companies are carried at amortised cost.

The following assets and liabilities as well as income and expenses are allocable to the Group owing to its interest in the joint venture concerned:

€m	**2003**	2002
Fixed assets	2 006	2 144
Current assets	801	941
Liabilities	2 320	2 500
Expenses	4 379	4 699
Income	4 280	4 627

The effects of the changes in the group of consolidated companies and in the group of companies carried at equity are shown in the following tables.

Balance sheet	Group **31.12.2003** €m	of which from changes in the group of consolidated companies €m	Group 31.12.2002 €m	of which from changes in the group of consolidated companies €m
Fixed assets	10,481	+183	11,714	-36
Current assets	5,569	+154	6,710	+145
Balance sheet total	16,732	+359	19,137	+142
Shareholders' equity	2,653	-34	4,125	-39
Minority interests	43	+9	47	+21
Provisions and accruals	8,053	+63	7,796	+10
Long-term debt	3,240	+162	4,713	+92
Other liabilities	2,533	+156	2,224	+58

The effects of the change in the 2003 group of consolidated companies on the balance sheet are of minor importance in relation to the corresponding balance sheet item, except for the increase in minority interests. This increase relates mainly to the interests of the minority shareholders of AirLiance Materials LLC and LSG Sky Chefs Korea Co Ltd. in the equity of the company concerned.

Income Statement	Group **2003** €m	of which from changes in the group of consolidated companies €m	Group 2002 €m	of which from changes in the group of consolidated companies €m
Revenue	15,957	+213	16,971	+253
Operating income	17,714	+329	19,089	+264
Operating expenses	17,861	+311	17,497	+219
Loss/profit from operating activities	- 147	+18	+1,592	+45
Financial result	-638	-27	-640	-39
Loss/profit from ordinary activities	-785	-9	+952	+6
Taxes	-193	-3	-230	-13
Net loss/profit for the year	-984	-12	+717	-10

The effects concerning the income statement for the year 2003 are explained in more detail in the notes to individual items. In addition to the effects of the changes in the group of consolidated companies, the fact that START AMADEUS GmbH, which was sold in February 2003, has been included for only two months (prior year: 12 months) in 2003 makes it difficult to compare individual income statement items. In so far as this seems material, the individual notes refer to this.

Income and expense recognition

Revenue and other operating income are recognised upon the performance of services or transfer of risk to the customer. Revenue from customer-related long-term construction contracts is recognised according to the stage of completion based on the percentage of completion method.

Operating expenses are recognised in the income statement upon utilisation of the service or at the date of their origin. Warranties are recognised when the related revenue is recognised. Interest income and expenses are reported on an accrual basis. Income or expenses from profit or loss transfer agreements are recognised at the end of the financial year. Dividends are, as a rule, recognised at the time of distribution.

Intangible assets

Acquired intangible assets are recognised at acquisition cost, internally generated intangible assets from which the Group expects future benefits are recognised at manufacturing cost and regularly amortised according to the straight-line method over the estimated useful life of five years. Manufacturing cost includes all costs directly attributable to the manufacturing process as well as appropriate portions of the indirect costs relating to this process. Borrowing costs are not capitalised.

Goodwill arising from consolidation and accounting using the equity method is amortised on a straight-line basis over its estimated useful life, i.e. over a period of two to twenty years. The estimated useful life reflects the future economic benefits expected to be achieved by the improved market position resulting from the business acquisition and the company's value-added opportunities.

A critical examination of the originally estimated useful lives proved that some of these lives were too long. The useful lives of the goodwill concerned have been reduced accordingly. The amount of additional amortisation resulting from this is €29m.

Tangible assets

Tangible assets serving business operations for more than one year are valued at acquisition or manufacturing cost, reduced by scheduled straight-line depreciation. Manufacturing cost includes all costs directly attributable to the manufacturing process as well as appropriate portions of the indirect costs relating to this process. Borrowing costs are not capitalised. The useful lives applied to tangible assets correspond to the expected useful lives in the Group. Exclusively tax-based depreciation is not recognised.

New aircraft and spare engines are depreciated over a period of twelve years to a residual value of 15 per cent.

Buildings are assigned a useful life of between 20 and 45 years. Buildings and leasehold improvements are depreciated according to the term of the lease or a shorter useful life. Depreciation rates are mainly between ten and twenty per cent per year. A useful life of up to ten years is fixed for plant and machinery. Office and factory equipment is under normal conditions depreciated over three to ten years.

Finance lease

In accordance with IAS 17, the economic ownership of leased assets is transferred to the lessee if the lessee bears substantially all the risks and rewards related to the ownership of the leased asset. Provided that its economic ownership is to be transferred to the Lufthansa Group, the asset is recognised at the time of conclusion of the contract at the present value of the lease payments plus incidental payments, if any, to be borne by the lessee. Depreciation methods and useful lives correspond to those applied to comparable acquired assets.

Impairment of assets

Intangible assets and tangible assets are written down at the balance sheet date if the recoverable amount of the asset has dropped below its carrying amount. The recoverable amount is determined as the higher of an asset's net selling price and the present value of the estimated future cash flows.

Financial assets

Financial assets are recognised at the settlement date, i.e. at the time when the asset is created or transferred, at acquisition cost.

Long-term low- or non-interest bearing loans are reported at their present discounted value.

As regards subsequent measurement as at the balance sheet date, a distinction is made between financial assets held to maturity and those available for sale.

Financial assets available for sale are accounted for at fair value as at the balance sheet date, provided such value can be determined reliably. Changes in fair values between the balance sheet dates are recognised directly in equity. Any release of the reserves to income is either effected upon disposal or in the case of a lasting decline in fair value below the carrying amount.

Financial assets held to maturity are valued at amortised cost as at the balance sheet date. In case the recoverable amount drops below the carrying amount at the balance sheet date, value adjustments affecting income are performed.

Repairable aircraft spare parts

Repairable aircraft spare parts are recorded at continually adjusted prices based on average acquisition cost. For valuation purposes, spare parts are assigned to individual aircraft types and generally depreciated like aircraft.

Current assets

Current assets include inventories and financial assets.

Inventories

The item includes non-repairable spare parts, raw materials and supplies, purchased merchandise and payments made on account of inventories. Valuation is based on acquisition cost determined on the basis of average prices, or on manufacturing cost. Manufacturing cost includes all the costs

directly attributable to the manufacturing process as well as appropriate portions of the indirect costs relating to this process. Borrowing costs are not capitalised. Valuation as at the balance sheet date is based on the lower of cost or net realisable value net of any costs yet to be incurred. As a rule, valuation is based on the net realisable value of the finished product.

Current financial assets

Current financial assets include accounts receivable, securities, and cash and cash equivalents.

All current financial assets are initially recognised at acquisition cost at the settlement date, i.e. the time of origination of the accounts receivable or transfer of economic ownership. The acquisition cost of low- or non-interest bearing monetary claims corresponds to their present value at the time of origination.

As regards subsequent measurement as at the balance sheet date, a distinction of current financial assets between loans and receivables originated by the company, assets held for trading, assets held to maturity and assets available for sale is made.

Loans and receivables originated as well as receivables held to maturity are valued at amortised cost at every subsequent balance sheet date, whereas assets held for trading and available for sale are measured at the fair value attributable at the balance sheet date.

Receivables

In so far as they are not held for trading, receivables are carried at amortised cost at the balance sheet date.

Customer receivables from manufacturing or service contracts not yet completed at the balance sheet date are recognised at manufacturing cost plus a mark-up corresponding to the stage of completion, provided that the outcome of the contract can be assessed reliably. Any other unfinished customer contracts are recognised in the amount of the manufacturing cost incurred to the extent that recovery of the latter is expected.

If it is uncertain whether receivables can be collected, such customer receivables are carried at the lower realisable value. In addition to any necessary individual allowances, any recognisable risks from the general credit risk are accounted for by lump-sum itemised allowances.

Foreign currency receivables are valued at the middle rate of buying and selling price at the balance sheet date.

Securities held as current assets

Securities held as current assets are valued as financial assets available for sale at fair value as at the balance sheet date, provided such value can be determined reliably. Changes in fair values between the balance sheet dates are recognised directly in equity – if necessary, adjusted for deferred taxes.

Cash and cash equivalents

Cash and cash equivalents are reported at amortised cost. Any foreign currency balances are valued at the balance sheet date middle rate.

Derivative financial instruments

In the Lufthansa Group, derivatives are, in accordance with an intra-group guideline, used for hedging interest rate and currency risks as well as for hedging fuel price risks. The basis for this is a safety policy defined by the Executive Board and supervised by a price hedging committee. Within the scope of this policy, interest rate and currency hedging transactions are also entered into with non-consolidated Group companies.

Interest rate swap transactions are entered into for managing interest rate risks. With such transactions, variable interest rates from the underlying transaction are exchanged for a fixed interest rate over the entire term and, on the other hand, fixed interest payments are exchanged for a variable interest rate.

The Lufthansa Group uses forward exchange transactions and currency options to hedge currency risks. Fluctuation band options, which represent the combination of a purchase and simultaneous sale of currency options of the same currency, are also used. Fluctuation band options are concluded as zero cost options, i.e. the option premium to be paid is equal to the premium resulting from the sale of the option.

Fuel price hedging arrangements are entered into in the form of fixed price and option transactions on the crude and heating oil market.

All derivative financial instruments are reported in the balance sheet at acquisition cost and subsequently measured at their fair value as at the balance sheet date.

Hedging transactions are entered into either to secure fair values or future cash flows.

In so far as the financial instruments used qualify as effective cash flow hedging instruments within the scope of a hedging relation in accordance with the relevant provisions of IAS 39, any fluctuations in fair value will not affect the result for the period during the term of the derivative.

Fair value changes from an effective cash flow hedging operation are recorded in the corresponding reserves item directly in equity.

In case the hedged cash flow is an investment, the result of the hedging transaction is transferred from equity to the acquisition cost of the investment at the time of the underlying transaction's maturity.

In all other cases, the cumulative gain or loss previously recognised in equity is included in net profit or loss for the period upon maturity of the hedged cash flow.

In the case of effective hedging of fair values, any changes in the fair values of the hedged asset or the hedged debt and those of the financial instrument will balance out in the income statement.

Provided that the financial instruments used do not qualify as effective hedging transactions but as held for trading under IAS 39, any fair value changes have to be recognised directly in the income statement as profit or loss.

The Group's hedging policy (cf. note 39) aims at concluding exclusively effective derivatives for the hedging of interest rate, currency and fuel price risks.

However, some necessary hedging transactions used for fuel price and foreign currency hedging as well as transactions with non-consolidated Group companies do not satisfy the qualifying criteria of effectiveness provided for in IAS 39. Consequently, changes in fair value arising from these transactions are directly taken into account in the income statement.

Provisions and accruals

Retirement benefit obligations are valued in accordance with the accrued benefit valuation method prescribed by IAS 19 for performance-oriented pension plans. The interest share included in pension expense is shown in the financial result as interest expense.

Provisions for taxes and other provisions and accruals are set up if there is an external obligation resulting from a past event which obligation is likely to lead to an outflow of economic resources in future, provided this outflow can be estimated reliably. If no provision or accrual could be set up because any of the recognition criteria has not been met, the respective commitments are disclosed under contingent liabilities.

Provisions for obligations which are not expected to result in an outflow of resources in the following year are measured at the amount of the present value of the expected outflow.

The amount of provisions and accruals recognised is reviewed at each balance sheet date. Provisions in foreign currency are translated at closing rates.

Liabilities

Liabilities under finance lease agreements are reported at the present value of the lease rates at the time of conclusion of the agreement, whereas other liabilities are reported at amortised cost.

Foreign currency liabilities are valued at the middle rate at the balance sheet date.

Deferred tax items

In accordance with IAS 12, deferred taxation is provided for all temporary differences between the tax bases of the individual companies and the consolidated financial statements. Tax loss carry-forwards which are likely to be utilised in the future are recognised in the amount of the deferred tax assets.

Pursuant to the flood disaster solidarity act passed in 2002, the domestic corporation tax rate increased by 1.5 per cent to 26.5 per cent exclusively for assessment period 2003. Domestic deferred tax assets and liabilities originated in financial year 2002 which were reversed in assessment period 2003, have therefore been valued with a rate for deferred taxes of 36.5 per cent, including trade tax on income, whereas all other deferred tax items have been valued with a rate for deferred taxes of 35 per cent.

In financial year 2003, the tax rates for deferred taxes abroad were ten to 40 per cent (prior year: twelve to 52 per cent).

Notes to the Consolidated Income Statement

6 Traffic revenue

By sector €m	**2003**	2002
Passenger	9,551	9,726
Freight	1,992	2,179
Mail	119	127
	11,662	**12,032**
Scheduled	11,296	11,653
Charter	366	379
	11,662	**12,032**

The traffic revenue of Lufthansa Cargo AG disclosed in segment reporting (note 40) includes revenue from the carriage of passengers on combined passenger and freight traffic in the amount of €2m for both financial years, which revenue has been allocated to revenue from passenger business in the table above.

Traffic revenue increased by €152m owing to the inclusion of Air Dolomiti S.p.A. in the group of consolidated companies.

7 Other revenue

By sector €m	**2003**	2002
Maintenance	1,506	1,558
Catering service	1,530	1,753
Convenient Meal Solutions	465	600
Travel (commissions)	107	176
EDP services	241	335
Ground services	99	218
Other services	347	299
	4,295	**4,939**

The extension of the group of consolidated companies caused a rise in revenue from maintenance of €39m and from catering services of €22m. The high decrease in EDP services is attributable to the withdrawal of START AMADEUS GmbH.

Other revenue includes revenue from unfinished services in connection with long-term construction or service contracts in the amount of €223m (prior year: €141m). Such revenues have been recognised by stage of completion in the amount of the proportion of the anticipated total revenue

attributable to this stage. If it was impossible to make reliable estimates of the outcome of the total contract, revenue has been recognised in the amount of the contract costs incurred. The stage of completion has been derived on the basis of the costs incurred at the balance sheet date in relation to total anticipated contract costs.

The accumulated costs of unfinished contracts, i.e. taking account of the amounts recognised in preceding years, amounted to €195m (prior year: €150m), whereas the respective profits amounted to €36m (prior year: €7m). Down payments by customers amounted to €205m (prior year: €152m). The balance of these amounts reduced by allowances is shown under receivables and other assets (cf. note 26). An amount of €1m has, as in the preceding year, been withheld by customers.

8 Changes in inventories and work performed by the enterprise and capitalised

€m	**2003**	2002
Decrease/increase in finished and unfinished goods	−2	+3
Work performed by the enterprise and capitalised	31	13
	29	**16**

9 Other operating income

€m	**2003**	2002
Income from disposal of fixed assets	258	503
Income from reversal of impairment losses	12	9
Foreign currency translation gains	527	623
Reversal of provisions	179	246
Income from rebilling of accounts payable	110	113
Commissions earned	68	3
Rebilling of charges for EDP distribution systems	31	31
Release of allowances for receivables/elimination of accounts payable	40	45
Hiring out of staff	34	33
Compensation received for damages	23	74
Rental income	28	27
Income from the subleasing of aircraft	10	10
Income from disposal of current financial assets	8	2
Other operating income	400	383
	1,728	**2,102**

As regards income from the disposal of fixed assets, an amount of €151m relates to the sale of aircraft, whereas €79m relate to the sale of all the shares in START AMADEUS GmbH.

In the preceding year, income from the disposal of fixed assets included €1m from the sale of aircraft, €414m from the sale of 25 per cent of the shares in DHL International Ltd., as well as €74m from the sale of the remaining 49 per cent of the shares in GlobeGround GmbH.

Foreign currency translation gains include for the most part gains on exchange differences between the exchange rate in operation at the date of the transaction (average rate of a month) and the time of payment (spot exchange rate) as well as currency translation gains from valuation at the closing date rate. Translation losses from these transactions are reported under other operating expenses (note 13).

Released provisions concern a large number of provisions set up in prior years and not used completely. In contrast to this, the expense for provisions not set up in an adequate amount in previous years has been assigned to the related primary type of expense.

In the preceding year, €47m of the provision for contingent losses set up in the year 2001 for a catering contract was released after successful renegotiations. A further €35m were released in 2003.

€65m of the increase in commissions earned have to be attributed to the fact that LH AirPlus Servicekarten GmbH has been consolidated for the first time.

In the preceding year, income from damages included compensation in the amount of €43m paid by the Federal Government for losses incurred from the closing of the U.S. airspace between 11 and 14 September 2001.

Other operating income includes items which are not allocable to any of the aforementioned accounts, including non-cash benefits from employer contributions (contra entry in staff costs), advertising income and canteen income.

The companies consolidated for the first time contributed €114m to the Group's other operating income.

10 Cost of materials and services

€m	**2003**	2002
Fuel for aircraft	1,352	1,347
Other raw materials and supplies	1,380	1,269
Purchased merchandise	789	922
Total cost of raw materials and supplies and purchased merchandise	**3,521**	**3,538**
Charges	2,290	2,239
Charter	456	405
External technical services	445	501
Flight services	109	162
Operating lease	77	17
External EDP services	63	47
Other purchased services	244	287
Total cost of purchased services	**3,684**	**3,658**
	7,205	**7,196**

Due to the extension of the group of consolidated companies, cost of materials rose by a total of €69m. The cost of fuel for aircraft increased by €24m, the cost of other raw materials and supplies increased by €15m, whereas the cost of purchased merchandise increased by €38m. The cost of purchased services decreased by €8m.

11 Staff costs

Staff costs €m	**2003**	2002
Wages and salaries	3,864	3,895
Social security	541	511
Pension costs and other employee benefits	207	254
	4,612	**4,660**

The increase in staff costs resulting from the extension of the group of consolidated companies amounts to €110m, €91m relate to wages and salaries, €16m to social security and €3m to pension costs and other employee benefits.

For the most part, the reported pension costs relate to additions to retirement benefit obligations (cf. note 33). An amount of €0.7m (prior year: €0.5m) has been recognised for executive officers.

Average number of employees	**2003**	2002
Ground personnel	74,562	74,915
Flight personnel	18,535	17,813
Trainees	1,701	1,407
	94,798	**94,135**

Staff numbers have been calculated pro rata temporis taking account of the time of first consolidation or exclusion from consolidation. An annual average number of 2,461 employees relates to the companies consolidated for the first time.

As at 31 December 2003, the Group had 93,246 employees (prior year: 93,796), 2,624 of which were employed by the companies consolidated for the first time.

12 Depreciation, amortisation and impairment

The amortisation and depreciation applied to intangible assets, aircraft and other tangible assets may be gathered from the notes to the related item. Total amortisation and depreciation amount to €1,930m (prior year: €1,243m). Impairment losses in the amount of €783m (prior year: €33m) were incurred in financial year 2003. Impairment of goodwill in the amount of €580m accumulated in the Catering segment, €367m of which relate to the Chef Solutions sub-segment and €213m to the Catering area. As regards the MRO segment, goodwill in the amount of €50m had to be written down. In the aforesaid cases, the recoverable amount has been determined at the level of the cash generating unit. Since the Chef Solutions sub-segment of the catering business segment is to be sold, determination has in this case been based on the recoverable amount expected from the sale, whereas the value in use has been taken as a basis in the other cases. Interest rates before taxes of 8.9 and 9.5 per cent respectively have been applied for calculating the value in use. In the preceding year, the impairment test has been performed on the basis of interest rates before taxes of 9.2 and 9.7 per cent respectively. There was no need for impairments.

In addition to the aforesaid, there were impairment losses in the amount of €27m with regard to nine aircraft and spare engines finally decommissioned or intended for sale (prior year: €27m with regard to two decommissioned aircraft). The aircraft have been written down to the anticipated recoverable net selling price. A further €35m (prior year: €6m) relate to building improvements and other tangible assets, the value in use of which – determined as the present value of payment surpluses – had dropped under the carrying amount. In addition to the aforesaid, intangible assets and tangible assets of the Chef Solutions sub-segment of the Catering segment have in the amount of €91m been written down to the anticipated recoverable net selling price.

The first pro rata temporis amortisation of the goodwill of the new Group companies in the amount of €9m and their own contribution to the amortisation and depreciation item caused an increase of €42m in amortisation and depreciation.

13 Other operating expenses

€m	**2003**	2002
Sales commissions paid to agencies	868	997
Rents and maintenance costs	617	648
Staff-related expenses	524	538
Charges for EDP distribution systems	223	245
Advertising and sales promotion	149	153
Foreign currency translation losses	469	535
Audit, consulting and legal fees	124	132
Expenses incurred from rebilling accounts payable	162	131
Other services	80	118
Flight-operations insurance-related expenses	102	107
Allowances for receivables	144	86
Communication costs	48	42
Losses from disposal of fixed assets	29	8
Losses from the disposal of current financial assets	3	0*
Losses from the disposal of other current assets	2	0*
Restructuring costs	7	–
Other operating expenses	563	658
	4,114	**4,398**

*below €1m

Foreign currency translation losses mainly include losses on exchange rate differences between the exchange rate in operation at the transaction date (average rate for a month) and the time of payment (spot rate) as well as translation losses from valuation at the closing rate (cf. note 9).

The change in the group of consolidated companies resulted in an impact of €90m on the other operating expenses.

14 Income from subsidiaries, joint ventures and associates

€m	**2003**	2002
Income from profit transfer agreements	41	32
Result from investments in joint ventures	– 106	– 46
Result from investments in associates	– 58	– 40
Income from other equity investments	+ 19	+ 13
Expenses from loss transfer	– 33	– 23
	– 137	**– 64**

Income and expenses from profit and loss transfer agreements include tax contributions/credits. The result from investments in joint ventures includes losses in the amount of €107m (prior year: €50m), whereas the result from investments in associates includes losses of €69m (prior year: €42m) accounted for using the equity method.

The income from associates includes impairment losses with regard to the associated company British Midland plc in the amount of €66m (prior

year: €53m). The amount to be recovered was determined at the level of the cash generating unit British Midland plc; in 2003, it corresponds to the higher net selling price in accordance with IAS 36.

The income contribution by Alitalia Maintenance Systems S.p.A., which has for the first time been accounted for using the equity method, amounted to –€2m after the prorated amortisation of goodwill.

15 Net interest

€m	**2003**	2002
Income from other securities and long-term loans	27	33
Other interest and similar income	156	110
Interest and similar expenses	-524	-558
	-341	**-415**

As a consequence of the inclusion of new companies in the group of consolidated companies of the Lufthansa Group, the negative interest balance increased by €13m.

Interest expenses include €12m (prior year: €14m) from the compounding of long-term other provisions and accruals discounted in preceding years.

16 Other financial items

€m	**2003**	2002
Depreciation on financial assets	-85	-64
Depreciation on securities held as current assets	-4	-1
Result from the measurement of derivatives at fair value*	-71	-96
	-160	**-161**

*concerns derivative financial instruments qualifying as held for trading

17 Taxes

Other taxes €m	**2003**	2002
Current tax expenses	49	49
Release of tax provisions/ tax liabilities	-8	-1
Refunds for prior years	-12	-1
	29	**47**

Income taxes €m	**2003**	2002
Current income tax expenses	65	58
Release of tax provisions	-1	-4
Refunds for prior years	-1	-5
Deferred tax	101	134
	164	**183**

Income is provided with a negative sign

The following table reconciles expected and actually disclosed tax expenses. The expected tax expenses are determined by multiplying the result before income taxes by a tax rate of 35 per cent, which rate is composed of a 25 per cent tax rate for corporation tax and a ten per cent trade tax on income/solidarity surcharge rate. Pursuant to the flood disaster solidarity act, deferred taxes reversed in assessment period 2003 had been valued at a 36.5 per cent tax rate in financial year 2002.

€m	**2003** Basis of assessment	**2003** Tax expenses	2002 Basis of assessment	2002 Tax expenses
Expected income tax refund/expenses	-814	-285	+905	317
Tax-free income, other deductible amounts and permanent differences		+65		-223
Amortisation of goodwill non-deductible for tax purposes	693	+243	140	+49
Losses incurred by foreign subsidiaries with no deferred taxes imposed on	-98	+34	-20	+7
Increase in the deferred tax rate to 36.5 per cent for temporary differences reversing in 2003 (flood disaster solidarity act)	–	+6	–	-6
Deviation of local taxes from deferred tax rate	–	+100	–	+35
Other	–	+1	–	+4
Disclosed income tax expenses		**164**		**183**

In the case of full profit distribution, there will be deferred tax assets of €100m, as in the preceding year, resulting from retained profits originating from preceding years and taxed at a higher corporation tax rate.

Within the scope of equity accounting, deferred taxes on the retained earnings of equity investments are set up in the amount of the taxes due upon distribution.

As at the end of 2003, the method of loss treatment under tax law in Germany was changed. As from 1 January 2004, only 60 per cent of the taxable income of a corporation may be set off against a tax loss carry-forward from preceding years. The same applies analogously to trade tax loss carry-forwards.

The rules applying to tax exemption of capital gains from the sale of investments in corporations have been changed too. As from 1 January 2004, 5 per cent of the capital gains have to be added to taxable income as non deductible operating expenses.

The aforesaid changes of legislation had no impact on deferred tax expense/income in financial year 2003. Since it is unlikely that the company will be sold in the foreseeable future, no deferred tax liabilities are shown in the balance sheet for temporary differences of €5m between the value of investments in subsidiaries and associated companies in the balance sheet for tax purposes and in the consolidated financial statements.

Notes to the Consolidated Balance Sheet
Assets

19. Fixed assets

€m	Intangible assets	Aircraft and spare engines	Other tangible assets	Financial assets	Total fixed assets
Acquisition cost					
1 January 2003	2,856	15,130	3,211	2,037	23,234
Exchange rate differences	-111	-2	-144	-28	-285
Change in the group of consolidated companies	-16	243	89	-110	206
Additions	177	576	247	252	1,252
Disposals	13	617	148	226	1,004
Transfers	17	–	-17	–	–
31 December 2003	2,910	15,330	3,238	1,925	23,403
Amortisation					
1 January 2003	1,141	8,141	1,852	386	11,520
Exchange rate differences	-45	-1	-73	-1	-120
Change in the group of consolidated companies	-18	30	22	-22	12
Additions	882	772	276	161	2,091
Disposals	4	427	135	3	569
Reversal of impairments	–	–	–	12	12
Transfers	1	–	-1	–	–
31 December 2003	1,957	8,515	1,941	509	12,922
Carrying amount 31 December 2003	**953**	**6,815**	**1,297**	**1,416**	**10,481**
Carrying amount 1 January 2003	1,715	6,989	1,359	1,651	11,714

Tangible fixed assets also include leased assets which, due to the form of the underlying lease contracts as finance leases, are allocable to the Group's economic rather than its legal ownership. The movement of these assets is presented in note 23.

There are land charges in the amount of €46m (prior year: €17m) in connection with land and buildings. A purchase option entered in the land register exists with regard to real property worth €297m (prior year: €303m). In addition, €572m (prior year: €1.394m) of the total tangible assets are pledged as collateral for existing loans.

20 Intangible assets

€m	Concessions, industrial and similar rights and assets as well as licences in such rights and assets	Internally generated software	Goodwill	Negative goodwill	Advance payments	Total
Acquisition cost						
1 January 2003	400	48	2,422	-29	15	2,856
Exchange rate differences	-22	–	-89	–	0*	-111
Change in the group of consolidated companies	3	1	-20	–	0*	-16
Additions	34	4	125	–	14	177
Disposals	5	–	9	-4	3	13
Transfers	26	1	–	–	-10	16
31 December 2003	436	54	2,429	-25	16	2,910
Amortisation						
1 January 2003	222	23	900	-4	–	1,141
Exchange rate differences	-13	–	-32	–	–	-45
Change in the group of consolidated companies	7	1	-26	–	–	-18
Additions	114	7	759	-2	4	882
Disposals	4	–	–	–	–	4
Reversal of impairments	–	–	–	–	–	–
Transfers	5	–	–	–	-4	1
31 December 2003	331	31	1,601	-6	–	1,957
Carrying amount 31 December 2003	**105**	**23**	**828**	**-19**	**16**	**953**
Carrying amount 1 January 2003	178	25	1,522	-25	15	1,715

*below €1m

The additions to goodwill from consolidation relate to the acquisition of the majority of the shares in Air Dolomiti S.p.A. (€76m) and Condor/Cargo Technik GmbH (€7m). The goodwill from the acquisition of the majority of the shares in Air Dolomiti S.p.A. is amortised over a period of 20 years, whereas the goodwill from the acquired shares in CCT is amortised over a period of two years. LSG Sky Chefs Korea has taken over the catering business unit of Asiana in Seoul; goodwill in the amount of €40m arising from this transaction is amortised over a period of 15 years.

Non-capitalised research and development costs for intangible assets in the amount of €4m (prior year: €11m) have been incurred. Intangible assets in the amount of €5m (prior year: €2m) have already firmly been ordered, but are not yet subject to the Group's economic power of disposal.

21 Aircraft and spare engines

€m	Aircraft and spare engines	Advance payments on aircraft and spare engines	Total
Acquisition cost			
1 January 2003	14,671	459	15,130
Exchange rate differences	-2	–	-2
Change in the group of consolidated companies	243	–	243
Additions	506	70	576
Disposals	613	4	617
Transfers	239	-239	–
31 December 2003	15,044	286	15,330
Depreciation			
1 January 2003	8,141	–	8,141
Exchange rate differences	-1	–	-1
Change in the group of consolidated companies	30	–	30
Additions	772	–	772
Disposals	427	–	427
Reversal of impairments	–	–	–
Transfers	–	–	–
31 December 2003	8,515	–	8,515
Carrying amount 31 December 2003	**6,529**	**286**	**6,815**
Carrying amount 1 January 2003	6,530	459	6,989

The aircraft item shows 16 aircraft with a carrying amount of €1,089m (prior year: €1,198m) being the object of transactions serving the realisation of present-value benefits from cross-border leasing. With such transactions, a head lease contract with a term of 40 to 50 years is as a rule concluded with a lessee on the Bermudas. The leasing rates to be paid by the latter are paid to the lessor in one amount. At the same time, the lessor enters into a sublease agreement with the lessee over a shorter term (between 14 and 16 years). The lessee pays the leasing obligations arising from this arrangement to a bank in one amount with a debt-discharging effect.

Since the risks and benefits as well as the legal ownership of the aircraft remain with the Lufthansa Group as before the transaction, the aircraft are, according to SIC 27, not treated as objects of lease under IAS 17, but they are treated as if no such transaction had been concluded.

The transaction is linked to operative constraints; the aircraft are prohibited from being used mainly in the American airspace.

The realised present-value benefit from the transaction is on a pro-rata basis recognised in the income statement over the term of the sublease contract. In the year 2003, an amount of €10m was as in the preceding year realised under "other operating income".

In addition to the aforesaid, the item shows 15 (prior year: 7) aircraft with a carrying amount of €572m (prior year: €453m), the majority of which has been sold to Japanese leasing companies and leasing companies on the Bermudas respectively and leased back with a view to more favourable financing terms. The term of such lease contracts is between ten and 26 years. Lufthansa is entitled to buy the aircraft back at a fixed price at a given point in time.

Since the risks and benefits of the aircraft remain with the Lufthansa Group, the aircraft are, according to SIC 27, not treated as objects of lease.

Two of the aircraft financed through leasing companies on the Bermudas are subject to operative constraints; the aircraft are prohibited from being used mainly in the American airspace.

The order commitment relating to aircraft and spare engines as at 31 December 2003 is €3,8bn (prior year: €5,7bn).

22 Other tangible fixed assets

€m	Land and buildings	Land and buildings held as financial investments	Machinery and technical equipment	Other equipment, office and factory equipment	Payments on account and assets under construction	Total
Acquisition cost						
1 January 2003	1,479	22	470	1,160	80	3,211
Exchange rate differences	-69	–	-12	-53	-10	-144
Change in the group of consolidated companies	20	1	19	9	40	89
Additions	25	–	27	82	113	247
Disposals	50	–	32	62	4	148
Transfers	12	–	14	39	-82	-17
31 December 2003	1,417	23	486	1,175	137	3,238
Depreciation						
1 January 2003	589	2	395	866	–	1,852
Exchange rate differences	-26	–	-9	-38	–	-73
Change in the group of consolidated companies	-5	1	14	12	–	22
Additions	96	1	26	153	–	276
Disposals	46	–	28	61	–	135
Reversal of impairments	–	–	–	–	–	–
Transfers	-1	–	0*	0*	–	-1
31 December 2003	607	4	398	932	–	1,941
Carrying amount 31 December 2003	**810**	**19**	**88**	**243**	**137**	**1,297**
Carrying amount 1 January 2003	890	20	75	294	80	1,359

*below €1m

The acquisition cost of land and buildings and technical equipment respectively includes reconversion cost for leasehold improvements in the amount of €6m (prior year: €6m) and €2m respectively.

As at 31 December 2003, the buildings held exclusively as financial investments have a market value of €20m (prior year: €22m). The market value has been derived, without using the services of an expert, from the year 2000 acquisition price, the renovation cost incurred in the meantime as well as the production cost of the new building parts. Rental income amounted to €1m as in the preceding year.

The values of firmly ordered tangible fixed assets not yet in the Group's economic power of disposal are as follows:

€m	**31.12.2003**	31.12.2002
Land and buildings	3	2
Technical equipment	17	18
Office and factory equipment	37	24
	57	**44**

23 Assets leased and hired out

€m	Aircraft and spare engines hired out	Leased aircraft and spare engines	Leased buildings	Buildings and land hired out	Leased technical equipment	Leased other equipment, office and factory equipment
Acquisition cost						
1 January 2003	320	1,282	124	22	4	45
Exchange rate differences	–	–	– 2	–	–	– 6
Change in the group of consolidated companies	–	110	– 2	–	– 4	– 1
Additions	35	–	–	–	–	–
Disposals	–	227	–	–	–	–
Transfers	126	– 387	11	–	–	– 4
31 December 2003	481	728	131	22	0*	34
Depreciation						
1 January 2003	229	783	42	2	2	33
Exchange rate differences	–	–	– 1	–	–	– 4
Change in the group of consolidated companies	–	19	–	–	– 2	– 1
Additions	24	68	18	1	–	3
Disposals	–	184	–	–	–	1
Reversal of impairments	–	–	–	–	–	–
Transfers	132	– 262	4	–	–	– 2
31 December 2003	385	424	63	3	–	28
Carrying amount 31 December 2003	**96**	**304**	**68**	**19**	**0***	**6**
Carrying amount 1 January 2003	91	499	82	20	2	12

*below €1m

Finance lease

The total amount of the leased assets to be allocated to the Group's economic ownership in accordance with IAS 17 is €397m (prior year: €616m), €304m of which (prior year: €499m) relate to aircraft.

As a rule, aircraft finance lease agreements are non-terminable within the scope of a fixed basic lease term of at least four years; the maximum term is twelve years. After expiry of the lease term, the lessee is usually entitled or actually obligated to acquire the asset at its residual value. In some cases, an additional mark-up of 25 per cent of the difference between the residual value as stipulated in the lease agreement and any higher market value has to be paid. In case the option is in the aforesaid cases not exercised by the lessee, the lessor may sell the aircraft at the best possible price in the market. The lessee is entitled to 75 per cent of any sales surplus exceeding the residual value. In case sales revenue is below the residual value, the difference has to be paid by the lessee. The lease agreements provide for variable lease payments in so far as the included interest share is linked to the future development of market interest rates, normally the 3- or 6-month Libor rate.

Apart from this, there are finance lease agreements in quite different forms for buildings and parts of buildings, technical machinery and office and factory equipment.

Lease terms for buildings and parts of buildings are between 18 and 30 years. Lease agreements provide for lease payments which are partly based on variable interest rates, partly on fixed interest rates, as well as for purchase options at the end of the contractual lease period. The agreements are non-cancellable. Options for an extension of the agreements – if any – exist either on the part of the lessee or on the part of the lessor.

Lease terms for technical equipment are between three and 15 years. Lease agreements provide for fixed lease payments and purchase options at the end of the lease term. An extension of the lease term may in some cases be opted for by the lessee or will occur automatically, provided there is no objection. The agreements are non-cancellable.

Lease terms for factory and office equipment are between four and seven years. The agreements provide for lease payments based on variable interest rates as well as for purchase options at the end of the contractual lease term. The agreements may be extended by the lessee. The agreements are non-cancellable.

The following payments from finance lease agreements will become due in subsequent periods. Variable lease payments have in this respect been extrapolated on the basis of the last applicable interest rate:

€m	2004	2005–2008	as from 2009
Lease payments	150	201	147
Discounts	4	14	49
Net present values	146	187	98

In the preceding year, the following figures from finance lease agreements were shown:

€m	2003	2004–2007	as from 2008
Lease payments	354	230	145
Discounts	12	24	75
Net present values	342	206	70

Operating lease

In addition to the aforesaid finance lease agreements, a considerable number of lease agreements have been concluded which, pursuant to their economic contents, qualify as operating lease agreements. Accordingly, the leased assets are to be allocated to the lessor. Apart from a further 36 aircraft, these agreements mainly concern leased buildings.

The term of the operating lease agreements for aircraft is between one and twelve years. Usually, the agreements are terminated automatically after expiry of the lease term, in some cases lease extension options have been agreed upon.

The lease agreements for buildings have a term of up to 25 years. The facilities at the Frankfurt and Munich airports have been leased for a period of 30 years.

Amounts due in the following periods:

€m	2004	2005–2008	as from 2009
Aircraft	65	80	37
Buildings	233	908	277 p.a.
Other lease agreements	95	263	58 p.a.
	393	**1,251**	**–**
Payments from sublease agreements	3	4	4

Nine aircraft in the economic and legal ownership of the Group are subleased on an operating lease basis. The following payments result from these agreements, the lease term of which is maximally seven years:

€m	2004	2005–2008	as from 2009
Payments from operating lease agreements	2	–	–

In the preceding year, the following amounts from operating lease agreements were shown:

€m	2003	2004–2007	as from 2008
Aircraft	16	22	–
Buildings	259	1,054	260 p.a.
Other lease agreements	65	239	54 p.a.
	340	**1,315**	**314** p.a.
Payments from sublease agreements	1	2	–

Twelve aircraft, which had been in the economic and legal ownership of the Group at the end of 2002, were subleased on an operating lease basis. The following payments resulted from these agreements, the lease terms of which are between three and seven years:

€m	2003	2004–2007	as from 2008
Payments from operating lease agreements	14	4	–

24 Financial assets

Financial assets developed as follows in financial year 2003:

€m	Investments in subsidiaries	Loans to subsidiaries	Investments in joint ventures	Loans to joint ventures	Investments in associates	Loans to associates
Acquisition cost						
1 January 2003	155	250	655	158	449	26
Exchange rate differences	-1	–	-5	–	-22	–
Change in the group of consolidated companies	-19	-74	-29	1	3	–
Additions	13	41	83	9	12	–
Disposals	5	18	158	4	14	3
Transfers	14	20	-5	–	-1	-20
31 December 2003	157	219	541	164	427	3
Impairment losses						
1 January 2003	11	30	60	3	93	–
Exchange rate differences	-1	–	–	–	0*	–
Change in the group of consolidated companies	-1	–	-21	–	–	–
Additions	27	33	3	5	76	–
Disposals	–	–	2	–	1	–
Reversal of impairments	2	6	–	1	–	–
Transfers	–	–	–	–	–	–
31 December 2003	34	57	40	7	168	–
Carrying amount 31 December 2003	**123**	**162**	**501**	**157**	**259**	**3**
Carrying amount 1 January 2003	144	220	595	155	356	26

€m	Other equity investments	Loans to other equity investments	Securities held as fixed assets	Other loans	Pre-financing of leasehold	Total
Acquisition cost						
1 January 2003	36	1	66	225	16	2,037
Exchange rate differences	0*	–	–	–	–	-28
Change in the group of consolidated companies	0*	–	–	8	–	-110
Additions	5	0*	2	87	–	252
Disposals	0*	–	1	21	2	226
Transfers	–	–	–	-8	–	–
31 December 2003	41	1	67	291	14	1,925
Impairment losses						
1 January 2003	1	–	53	135	–	386
Exchange rate differences	–	–	–	0*	–	-1
Change in the group of consolidated companies	–	–	–	–	–	-22
Additions	–	–	9	8	–	161
Disposals	–	–	–	–	–	3
Reversal of impairments	–	–	–	3	–	12
Transfers	–	–	–	–	–	–
31 December 2003	1	–	62	140	–	509
Carrying amount 31 December 2003	**40**	**1**	**5**	**151**	**14**	**1,416**
Carrying amount 1 January 2003	35	1	13	90	16	1,651

*below €1m

The "loans" and "pre-financing of leasehold" items include amounts of €27m (prior year: €28m) and €2m respectively (prior year: €3m) with a remaining term of less than one year.

The investments in joint ventures and associated companies include €486 and €234m respectively (prior year: €581m and €332m) accounted for using the equity method.

The investments in subsidiaries include shares worth €5m (prior year: €5m) pledged as collateral for existing loans.

The "other equity investments" and "securities held as fixed assets" items of financial assets include assets available for sale. Provided that a market value could be determined reliably, such assets have been reported at market value.

Since there is no active market with publicly quoted market prices, it has been impossible to determine the market value of equity investments with a carrying amount of €197m (prior year: €216m) and of securities held as fixed assets with a carrying amount of €5m (prior year: €5m). The carrying amount of loans and the pre-financing of leasehold is equal to their market value.

In financial year 2003, investments accounting for a carrying amount of €0,2m (prior year: €4m) were sold, which had not been valued at their fair value before, because there was no quoted market price. Profits in the total amount of €6m (prior year: €5m) were achieved from the sale.

25 Inventories

€m	**31.12.2003**	31.12.2002
Raw materials and supplies	355	318
Finished goods and work in progress	66	77
Advance payments	0*	2
	421	**397**

*below €1m

The carrying amount of the inventories reported at the lower net realisable value is €213m (prior year: €192m). Write-ups in the amount of €5m with regard to valuation allowances effected in preceding years have been performed in the year under review. Inventories in the amount of €18m (prior year: €53m) are pledged as loan collateral.

26 Receivables and other assets

€m	**31.12.2003**	of which with a residual term of more than one year	31.12.2002	of which with a residual term of more than one year
Trade receivables	1,498	1	1,630	3
– of which from work in progress net of progress payments	(68)	–	(61)	–
Receivables from subsidiaries	151	15	215	1
– of which from work in progress net of progress payments	(0)*	–	(2)	–
Receivables from joint ventures	97	38	69	31
– of which from work in progress net of progress payments	(1)	–	(0)*	–
Receivables from associated companies	53	2	27	1
– of which from work in progress net of progress payments	(1)	–	(0)*	–
Receivables from other equity investments	14	–	5	–
– of which from work in progress net of progress payments	(0)*	–	(1)	–
Positive market values from financial derivatives	126	–	235	–
Other assets	488	115	494	94
	2,427	**171**	**2,675**	**130**

*below €1m

€46m (prior year: €144m) of the receivables from subsidiaries, €29m of the receivables from joint ventures (prior year: €34m), €28m (prior year: €16m) of the receivables from associated companies and €13m (prior year: €6m) of the receivables from other equity investments relate to trade receivables. All in all, the aforesaid items include trade receivables in the amount of €116m (prior year: €200m).

Trade receivables in the amount of €8m (prior year: €2m) are pledged as loan collateral.

Other assets include tax claims receivable from tax authorities and tax offices in the amount of €30m (prior year: €59m) unrelated to income taxes. The total amount of other assets includes expected reimbursements for provisions in the amount of €4m (prior year: €4m).

Monetary assets in the total amount of €30m (prior year: €73m) are pledged as loan collateral.

Except for hedging transactions, the reported carrying amounts of the financial assets recorded under "receivables and other assets" have been determined at amortised cost because only loans and receivables originated by the Group are concerned.

The amortised cost of such monetary assets corresponds to their market values.

27 Securities held as current assets

Provided it was possible to determine a reliable market value, securities have been measured at their fair value in accordance with IAS 39. It has been impossible to determine a reliable market value for securities with a carrying amount of €3m (prior year: €4m).

28 Cash and cash equivalents

As at the balance sheet date, the euro bank balances at credit institutions bore interest at interest rates between 2.1 and 2.3 per cent (prior year: between 2.7 and 3.4 per cent). USD balances were invested at an average interest rate of 1.0 per cent (prior year: 1.6 per cent). In the preceding year, long-term bank balances in the amount of USD626m were invested at an average rate of 11.5 per cent. At the end of 2002, the market value of these balances was €635m. There were financial liabilities in the same amount in the preceding year.

Foreign currency balances have been valued at the closing date rate.

€481m of the bank balances have been pledged for committed credit lines in the preceding year.

29 Income tax assets

The item includes deferred tax assets in the amount of €194m (prior year: €205m).

30 Prepaid expenses

This item includes prepaid amounts the related expense of which is to be allocated to subsequent years. €45m (prior year: €44m) have a residual term of more than one year.

Notes to the Consolidated Balance Sheet Shareholders' Equity and Liabilities

31 Issued capital

The issued capital of Deutsche Lufthansa AG amounts to €977m.

The issued capital is divided into 381,600,000 registered shares, with each share representing a share of €2.56 of the issued capital.

A resolution passed by the ordinary General Meeting of 19 June 2002 authorised the Executive Board until 18 June 2007 to increase the issued capital by up to €200m with the approval of the Supervisory Board by issuing new registered shares on one or several occasions (Authorised Capital A) against a contribution in cash or in kind. Existing shareholders are generally to be granted subscription rights. In the case of shares issued against contributions in kind, subscription rights may be excluded, whereas in the case of shares issued against contributions in cash, fractional amounts may be excluded from the shareholders' subscription rights.

The aforesaid General Meeting authorised the Executive Board until 18 June 2007 to issue on one or several occasions bearer or registered convertible bonds/bonds with warrants of up to €1bn with terms of up to 15 years. In this context there is contingent capital for effecting a conditional increase of the issued capital by €97,689,000 by issuing 38,160,000 new registered shares. The conditional capital increase will be performed only to the extent that the holders of convertible bonds or bonds with warrants exercise their conversion and/or option rights.

In addition to the aforesaid, the Executive Board has been authorised until 15 June 2004 to increase the issued capital by €25m with the approval of the Supervisory Board by issuing new registered shares to employees (Authorised Capital B) against a contribution in cash. Shareholders' subscription rights are excluded.

With effect as from 4 January 2002, Lufthansa AG issued a convertible bond for €750m. Existing shareholders' subscription rights have been excluded. In total, 750,000 conversion options certifying the right to conversion into up to 37,202,380 shares of Lufthansa AG at a price of €20.16 were issued.

In the financial year 2003, Lufthansa AG acquired in total 1,595,270 own shares at an average price of €11.21, corresponding to 0.41 per cent of the issued capital.

The shares were used as follows:

- 1,231,112 shares were offered to the employees of Lufthansa AG and a further 30 subsidiaries and affiliated companies from 2002 profit sharing at a price of €11.06;
- 345,787 shares were offered as part of the performance-based variable remuneration of senior executives and staff members to whom the regular pay scale does not apply of Lufthansa AG and a further 23 subsidiaries and affiliated companies at a price of €12.43, taking account of a 20 per cent deduction. Lufthansa AG and its Group companies grant an outperformance option for these shares with a term of three to four years. Depending on the development of the Lufthansa share value as compared with that of the index of a competing airline, the shareholder receives a payment in cash upon exercise of this option. The option may be exercised in the last year of its term, provided the share is held until the time of exercise. 18,371 shares have been re-sold at an average price of €12.21 €.

An outperformance option identical in structure to the above-mentioned option was already granted by Lufthansa AG and its group companies as part of the performance-based variable remuneration of senior executives in 2000, 2001 and 2002. Each of the programmes covers a period of three to four years. The outperformance option for the year 2000 became due and was paid after expiry of the programme term in fiscal year 2003. The provisions set up for this programme in the preceding year have partly been utilised, an amount of €1m has been reversed. As at 1 January 2003, a total of 1,190,166 shares was held by senior executives/captains and staff members to whom the regular pay scale does not apply, whereas these employees held a total of 1,390,709 shares as at 31 December 2003. Provisions in the amount of €6m (prior year: €9m) have been set up for any applicable cash payments under these programmes.

As at the balance sheet date, the portfolio did not contain any own shares.

32 Reserves

The capital reserve contains only the premium from capital increases as well as from a convertible bond. The legal reserve included in retained earnings is €26m as before; the remaining amount relates to other retained earnings.

33 Provisions and accruals

€m	31.12.2003	of which due in the following year	31.12.2002	of which due in the following year
Retirement benefit and similar obligations	4,327	129	4,020	126
Provisions for current income taxes	124	124	91	91
Provisions for deferred taxes	208	–	170	–
Provisions for other current taxes	22	22	35	35
Provisions for unearned transportation revenue	630	630	670	670
Outstanding invoices	928	905	869	844
Other accruals	1,814	1,489	1,941	1,542
	8,053	**3,299**	**7,796**	**3,308**

Retirement benefit obligations

A corporate pension scheme has been set up for employees working in Germany and seconded abroad. Up to now, the plan formula followed the so-called VBL scheme, which is the supplementary pension scheme for all state employees and has been adapted by Deutsche Lufthansa as a corporate pension scheme after privatisation, for all employees who joined the Group before 1995. Within the scope of collective agreements for the harmonisation of employee retirement benefits for ground and flight personnel, the corporate pension scheme for all members of both ground and flight staff considered to be subject to statutory insurance on 1 July 2003 in accordance with the VBL charter was changed to an average salary plan. The retirement benefit commitment is now equal to that for employees who joined the Group after 1994. With this new plan, a certain percentage of the current salary is converted into a pension component, the retirement benefit being the sum of the pension components accumulated during the period of active service. Under IAS 19, such a scheme is to be classified as a defined benefit plan and must therefore be included in measuring retirement benefit obligations and pension expense.

Flight personnel is, in addition, entitled to a transitional pension arrangement covering the period between the end of their active service and the commencement of the statutory/corporate pension plan. Benefits depend on the final salary before retirement (final salary plans).

Retirement benefit obligations for employees abroad depend mainly on their years of service and their final salary.

Corporate pension schemes as well as the transitional pension arrangement are financed mainly by provisions for pensions in the balance sheet. All obligations are evaluated annually applying the projected unit credit method.

Employees from the Catering segment in the United States who joined the Group before 1996 are entitled to retirement benefits depending mainly on their years of service and salaries. Benefits are financed by means of an external fund.

The valuation of the provision for pensions as well as the determination of pension expense are based on the ten per cent corridor rule. Actuarial gains and losses are not recognised unless they exceed ten per cent of the obligation.

The amount exceeding the corridor is divided over the expected average remaining years of service of the active staff affecting the income statement and recorded in the balance sheet. Owing to unrecognised actuarial losses, the provisions for pensions shown in the balance sheet are lower than the present value of the retirement benefit obligations:

Funding status €m	**2003**	2002
Present value of funded pension obligations	222	204
Present value of unfunded pension obligations	4,507	4,234
Plan assets	-97	-92
Unrecognised actuarial losses	-305	-326
	4,327	**4,020**

The change in the funding status as compared with the preceding year is mainly due to changed measurement assumptions and the replacement of the VBL pension scheme for flight and ground personnel.

Plan assets separated from pension obligations have been reported at market values.

Provisions for pensions developed as follows in the financial years 2003 and 2002:

Provisions for pensions €m	**2003**	2002
Carryforward	4,020	3,701
Exchange rate differences carried forward	-11	-14
Change in the group of consolidated companies	17	9
Pensions paid	-145	-150
Additions	439	468
Reversal	-4	-2
Transfer of obligations	11	8
Balance	**4,327**	**4,020**

Pension expenses from the transfer to provisions for pensions included in the income statement are composed as follows:

€m	**2003**	2002
Current service costs	209	212
Amortised actuarial losses	12	6
Past service costs	– 23	6
Interest costs	248	254
Expected return on plan assets	– 7	– 10
	439	**468**

Current service costs and amortised actuarial gains are reported as staff costs, whereas the interest costs with regard to the expected pension obligations, reduced by the expected return on plan assets, are shown as interest expense.

The actual return of the external plan assets amounted to €17m in the year 2003 (prior year: loss –€12m).

Pension obligations have been determined based on the following assumptions:

Actuarial assumptions	**31.12.2003** in per cent	31.12.2002 in per cent	31.12.2001 in per cent
Interest rate	5.5	6.0	6.25
Projected future salary increase	2.75	3.0	3.0
Projected future pension increase	1.0 – 2.75	2.0 – 3.0	2.0 – 3.0
Projected health costs pensioners	10.0	11.0	8.0
Projected return on plan assets	8.75	9.5	10.6

The above determination has been based on the 1998 biometric calculation tables by Heubeck. Fluctuation has been estimated by age and sex.

Other provisions and accruals

The individual groups of provisions and accruals developed in the financial year 2003 as follows:

€m	Staff costs	Bonus miles programme	Warranties	Anticipated losses related to onerous contracts	Ecological recovery	Pending cases	Restructuring measures	Other
1 January 2003	582	524	16	199	28	19	64	509
Change in the group of consolidated companies	6	–	0*	5	–	0*	–	2
Exchange rate differences	-7	–	-1	-10	-0*	-0*	-0*	-5
Utilisation	-343	-171	-6	-54	-2	-3	-28	-328
Additions	329	173	9	29	1	12	15	420
Interest rate	0*	–	0*	10	1	–	0*	1
Reversal	-35	-35	-1	-38	–	-8	-1	-57
Reclassification	-5	–	–	–	–	-0*	0*	-2
31 December 2003	527	491	17	141	28	20	50	540

*below €1m

Provisions for staff costs concern mainly obligations towards employees from partial retirement agreements and accrued salaries. Anticipated losses from onerous contracts result from pending continuous obligations or any other contractual relationships with regard to which the unavoidable costs of meeting the obligations exceed the economic benefits expected to be received thereunder. Provisions for pending cases have been set up on the basis of the estimated outcome of the lawsuit. In the preceding year, the "warranties" item included an amount of €5m from a warranty with regard to the value of a sold interest in an equity investment.

The individual groups of provisions and accruals include short-term provisions with a term of less than one year as well as long-term provisions.

The following outflows of funds have been estimated for discounted long-term provisions and accruals within the individual groups:

€m	2004	2005	2006	2007	2008 and subsequent years
Staff costs	54	46	33	13	55
Anticipated losses related to onerous contracts	52	34	8	6	9
Ecological recovery	4	4	3	3	19
Restructuring measures	4	1	1	0*	0*

*below €1m

At the year-end 2002 the following outflows of funds had been estimated:

€m	2003	2004	2005	2006	2007 and subsequent years
Staff costs	52	43	33	14	82
Anticipated losses related to onerous contracts	35	47	32	4	9
Ecological recovery	4	4	4	4	19
Restructuring measures	6	2	1	0*	0*

*below €1m

34 Long-term borrowings

Long-term borrowings €m	**31.12.2003**	of which due in less than one year	31.12.2002	of which due in less than one year
Bonds	1,003	–	1,272	288
Liabilities to banks	1,165	90	1,719	462
Other liabilities	1,072	134	1,722	935
	3,240	**224**	**4,713**	**1,685**

€61m of the liabilities to banks as well as €101m of the other liabilities shown in the table relate to the changes in the group of consolidated companies.

The following tables show the terms and conditions of long-term borrowings as well as their carrying amounts and market values:

Bonds

Weighted average interest rate	Fixed interest rate until	Carrying amount **31.12.2003** €m	Market value **31.12.2003** €m	Carrying amount 31.12.2002 €m	Market value 31.12.2002 €m
9.3	2003	–	–	288	316
5.5	2006	230	242	223	230
6.3	2006	128	135	128	134
3.2	2012	645	721	633	683
		1,003	**1,098**	**1,272**	**1,363**

Liabilities to banks

Weighted average interest rate	Fixed interest rate until*	Carrying amount **31.12.2003** €m	Market value **31.12.2003** €m	Carrying amount 31.12.2002 €m	Market value 31.12.2002 €m
Libor plus spread	2003	–	–	330	330
7.2	2003	–	–	115	119
6.8	2004	27	27	28	28
Libor/Euribor plus spread	2005	61	61	63	63
5.9	2005	62	66	66	72
6.8	2006	43	47	45	50
Libor plus spread	2006	11	11	–	–
Libor plus spread	2007	219	219	263	263
7.2	2007	104	116	123	142
Libor plus spread	2008	10	10	9	9
5.7	2008	33	36	–	–
6.0	2008	–	–	27	29
4.8	2009	145	150	–	–
9.3	2009	–	–	9	11
Euribor plus spread	2009	22	22	–	–
5.8	2010	277	301	296	321
5.6	2011	37	37	–	–
5.1	2011	–	–	123	127
Libor/Euribor plus spread	2011	104	104	111	111
Euribor plus spread	2013	10	10	–	–
Libor plus spread	2015	–	–	111	111
		1,165	**1,217**	**1,719**	**1,786**

*Some of the agreements will expire only after the reported fixed-interest periods shown.

Collateral has been provided for €172m (prior year: €766m) of the liabilities to banks.

Other borrowings

Weighted average interest rate	Fixed interest rate until	Carrying amount **31.12.2003** €m	Market value **31.12.2003** €m	Carrying amount 31.12.2002 €m	Market value 31.12.2002 €m
6.7	2003	–	–	91	92
9.2	2003	–	–	–	–
11.5	2003	–	–	624	635
Libor plus spread	2003	–	–	67	67
Libor plus spread	2004	94	94	119	119
Libor/Euribor plus spread	2005	37	37	179	179
Libor/Euribor plus spread	2006	27	27	28	28
variable*	2007	6	6	–	–
Libor/Euribor plus spread	2007	8	8	22	22
6.0	2009	18	19	15	17
Libor/Euribor plus spread	2010	24	24	–	–
3.6 (Yen)	2011	50	53	82	105
5.3	2011	154	168	–	–
Libor/Euribor plus spread	2011	31	31	–	–
5.6	2011	–	–	81	88
Libor/Euribor plus spread	2012	89	89	81	81
variable*	2012	–	–	11	11
6.5 (USD)	2012	2	2	3	3
2.6 (Yen)	2012	35	41	50	63
Libor/Euribor plus spread	2013	202	202	81	81
7.8	2014	26	31	27	33
Libor/Euribor plus spread	2014	60	60	–	–
62 % of the prime rate	2015	5	5	5	5
variable*	2015	5	5	11	11
Libor/Euribor plus spread	2015	164	164	103	103
variable*	2035	35	35	42	42
		1,072	**1,101**	**1,722**	**1,785**

*US tax exempt bond market

The market values stated in the above tables have been determined on the basis of the interest rates effective at the balance sheet date for the corresponding residual terms/repayment structures.

35 Other liabilities

€m	**31.12.2003**	of which due in less than one year	31.12.2002	of which due in less than one year
Liabilities to banks	72	70	59	56
Payments received on account of orders	72	72	87	87
Trade payables	911	911	939	939
Bills payable	0*	0*	0*	0*
Liabilities to subsidiaries	195	183	154	136
Liabilities to joint ventures	12	12	16	15
Liabilities to associates	36	35	30	29
Liabilities to other equity investments	5	5	6	6
Negative market values from financial derivatives	488	–	202	–
Other liabilities	742	657	731	608
– of which from taxes	(66)	(64)	(75)	(75)
– of which relating to social security	(76)	(69)	(73)	(66)
	2,533	**1,945**	**2,224**	**1,876**

*below €1m

Payments received on account of orders also include the balance from payments received and receivables from work in progress in the amount of €42m (prior year: €61m).

€21m (prior year: €61m) of the liabilities to subsidiaries, €12m (prior year: €16m) of the liabilities to joint ventures, €24m (prior year: €14m) of the liabilities to associated companies and €3m (prior year: €6m) of the liabilities to other equity investments relate to trade payables. The aforementioned items include trade payables in the total amount of €60m (prior year: €97m).

The reported carrying amounts of monetary liabilities recorded under these items correspond to their market values.

36 Deferred income

Deferred income includes mainly accrued book profits from finance lease transactions released over the term of the lease agreement concerned affecting the income statement in accordance with SIC 27. €31m (prior year: €52m) of all deferred income has a residual maturity of less than one year.

Other Disclosures

37 Contingencies and events after the balance sheet date

Contingent liabilities €m	**31.12.2003**	31.12.2002
from guarantees, bill and cheque guarantees	771	1,036
from warranty agreements	970	1,195
from collateralisation of third-party liabilities	3	0*

*below €1m

Guarantees include an amount of €628m (prior year: €751m) representing contingent liabilities in respect of creditors of joint ventures, whereas warranties include an amount of €316m (prior year: €379m) representing contingent liabilities in respect of creditors of joint ventures. A total amount of €628m (prior year: €751m) relates to the assumption of co-debtors' guarantees in favour of North-American fuelling and ground service companies. This amount is compared with compensatory claims against the other co-debtors in the amount of €610m (prior year: €735m). The aforesaid amounts are preliminary to the extent that the annual financial statements have not yet been available.

Since a corresponding outflow of resources is not very likely, various provisions with a potential effect on the financial result of €166m (prior year: €107m) for subsequent years have not been set up.

The potential claim for the adjustment of a purchase price from the sale of an equity investment in the amount of €4m reported in the preceding year was realised in 2003. Claims for the adjustment of a purchase price in the amount of at the most €30m exist from the sale of another equity investment in the financial year. €4m of these claims are expected to be realised in 2004, the residual amount is assumed to be realised in subsequent years.

Income from the contractually agreed sale of four aircraft and a letter of intent on the sale of a building of €52m with book profits of €25m is supposed to be realised in 2004.

38 Other financial commitments

As at 31 December 2003, there is a total commitment to order investments in tangible and intangible assets of €3.9bn (prior year: €5.8bn). In addition to that, there are equity and shareholder loan commitments in the amount of €19m (prior year: €0.1bn) from ownership interests. There are commitments for the acquisition of shares in the amount of €0.3bn (prior year: €0.6bn) from purchase agreements and granted put options. The negative market value of the put options granted in connection with the acquisition of

an equity investment is carried as a liability at €214m (prior year: €150m) under other liabilities (cf. note 35). Since it has been impossible to determine a reliable market value, the other put options have not been reported at fair value.

39 Hedging policy and derivative financial instruments

As a globally active aviation group, the Lufthansa Group is exposed to currency, interest rate and fuel price risks as well as to credit and liquidity risks. The corporate policy provides for means to limit these risks by systematic financial management.

Price risk

The major risks the Lufthansa Group is exposed to are exchange rate fluctuations between the euro and other currencies, interest rate fluctuations on the international money and capital markets as well as price fluctuations on the crude oil and oil products markets. The hedging policy for limiting these risks is set by the Executive Board and documented by internal Group guidelines. It also provides for the use of financial derivatives. The corresponding financial transactions are concluded only with first-rate counterparties.

The Lufthansa Group is in a net payer position with respect to the U.S. dollar, in particular due to investments in aircraft. These investments in aircraft are hedged at 50 per cent against exchange rate fluctuations as soon as they have firmly been contracted. The hedging of the second part is effected subject to expected market developments. With all other currencies, there is generally a net surplus of deposits. The expected cash flows with individual currencies are hedged at maximally 75 per cent of the related currency exposure over a period of up to 36 months.

Variable interest liabilities based on firm agreements are hedged against interest rate risks at up to 100 per cent. Planned liquidity surplus or shortage of cover may be hedged at up to 50 per cent for a maximum period of 24 months.

In financial year 2003, the share of fuel expenses accounted for 7.6 per cent (prior year: 7.7 per cent) of the operating expenses of the Lufthansa Group. Sharp changes in fuel prices may have a substantial effect on Group results.

Different hedging instruments with regard to the crude and heating oil market are used to limit the fuel price risk. The Group's policy aims at hedging up to 90 per cent of the fuel consumption in the next 24 months on a revolving basis.

Credit risk

The sale of passenger and freight documents is for the most part handled through agencies. The majority of these agencies are connected to special national clearing systems for the settlement of passenger and freight sales. The financial standing of such agents is checked by the responsible clearing centres. Owing to the world-wide spreading, the credit risk with regard to sales agents is relatively low.

Unless expressly otherwise provided for in the agreements the provision of a service is based on, receivables and liabilities existing between airlines are settled on a bilateral basis or by settlement via a clearing house of the International Air Transport Association (IATA). All receivables and liabilities are generally netted in monthly intervals, which leads to a visible reduction of the default risk. In particular cases, the service contract concerned demands special collateral.

Depending on the nature and scope of the services rendered, collateral is required, credit reports/references are obtained and historical data from the previous business relationship used, in particular with regard to payment behaviour, for all other service relationships in order to avoid non-performance.

Recognisable risks are accounted for by adequate allowances for receivables.

The credit risk from derivative financial instruments is the potential insolvency of a counterparty, i.e. the maximum risk is equal to the sum of positive net market values vis-à-vis the business partners in question. As at 31 December 2003, this credit risk amounted to €106m, as at 31 December 2002 it was €203m. Since financial transactions are concluded only with first-rate counterparties within the scope of predefined limits, the actual risk of default is low.

Liquidity risk

Complex financial planning instruments enable the Group to recognise its future liquidity position as it shows from the results of the Group's strategic and planning process. These systems show the expected liquidity development within a planning horizon of usually up to three years. Twelve-month liquidity planning is updated daily based on actual data.

As at 31 December 2003, the Lufthansa Group was provided with non-utilised short-term credit arrangements in the amount of approx. €1.8bn (prior year: 2.0€bn).

In addition to that, there are short-term funding options through a commercial paper programme in a maximum total amount of €1.0bn, an amount of €71m of which had been utilised as at 31 December 2003.

The following hedging transactions exist as at the balance sheet date for hedging exchange rate, interest rate and fuel price risks:

€m	Hedging of fair values Market value **31.12.2003**	Hedging of fair values Market value 31.12.2002	Hedging of cash flows Market value **31.12.2003**	Hedging of cash flows Market value 31.12.2002
Interest rate swaps	–2	4	1	–3
Forward contracts fuel price hedging	–	–	–	–
Fluctuation band options fuel price hedging	–	–	34	1
Hedging combinations fuel price hedging	–	–	48	93
Forward contracts currency hedging	–	–	–110	24
Fluctuation band options currency hedging	–	–	–107	46
Total	**–2**	**4**	**–134**	**161**

The market values of derivative financial instruments are capitalised as other assets or carried as other liabilities.

The shown market values of the derivative financial instruments correspond to the price at which the rights and/or duties from such financial instrument would be transferred to an unrelated third party. Market values have been determined based on market information available at the balance sheet date.

According to present knowledge, fuel price and currency transactions used to hedge cash flows will have the following effects on the result for the period or the acquisition cost of hedged investments at the time of maturity:

Financial year	Result for the period €m	Initial valuation of acquisition cost* €m	Total €m
2004	100	–75	25
2005	15	–40	–25
2006	–	–10	–10
2007	–	–32	–32
2008	–	–46	–46
2009	–	–31	–31
2010	–	–10	–10
2011	–	–3	–3
2012	–	–1	–1
2013	–	0**	0**
2014	–	0**	0**
2015	–	–1	–1
Total	**115**	**–249**	**–134**

*negative signs mean an increase in acquisition cost
**below €1m

In addition, interest rate swaps used to hedge cash flows will gradually have the following effects on the result for the period until maturity:

Maturity Financial year	Market value **31.12.2003** €m
2004	2
2005	-1
2006	0*
2012	0*
Total	**1**

*below €1m

The market development of derivatives not qualifying as effective hedging transactions under IAS 39 may be gathered from the income statement (note 16).

40 Segment reporting

The Lufthansa Group operates in six major business segments, i.e. passenger business (Passenger Business) through Deutsche Lufthansa AG, Lufthansa CityLine GmbH and Air Dolomiti S.p.A., freight traffic (Logistics) through Lufthansa Cargo AG, aircraft maintenance and repair (Maintenance, Repair and Overhaul (MRO)) through the Lufthansa Technik group, catering through the LSG Sky Chefs group, tourism (Leisure Travel) through the Thomas Cook group and EDP services (IT Services) through the Lufthansa Systems group.

Lufthansa Commercial Holding, Lufthansa International Finance (Netherlands) N.V., AirPlus Servicekarten GmbH and, until 1 March 2003, the START AMADEUS group as well as further equity investments complete the operative business of the Lufthansa Group as Service and Financial Companies. The results of the Leisure Travel segment are included in Group results at equity only.

As a rule, inter-segment sales and revenue are based on prices following the arm's length principle. Administrative services are charged as cost allocations.

For information on external revenue relating to traffic cf. also note 6.

Primary reporting format – business segment information for financial year 2003 in €m:

	Passenger[1] Business Lufthansa Passenger Business group	**Logistics** Lufthansa Logistics group	**MRO[1]** Lufthansa Technik group	**Catering[1]** LSG Sky Chefs group	**Leisure Travel** Thomas Cook group	**IT Services** Lufthansa Systems group	**Service and Financial Companies[2]**	Segment total
External revenue	9,774	2,147	1,587	2,200	–	219	30	15,957
– of which traffic revenue	9,549	2,113	–	–	–	–	–	11,662
Inter-segment revenue	434	14	1,265	467	–	392	0*	2,572
Total revenue	10,208	2,161	2,852	2,667	–	611	30	18,529
Other segment income	1,121	174	171	211	-131	39	335	1,920
– of which from investments accounted for using the equity method	-79	4	6	7	-131	–	17	-176
Cost of materials	5,398	1,391	1,418	1,201	–	54	10	9,472
Staff costs	2,101	315	840	1,109	–	205	45	4,615
Amortisation and depreciation	698	120	152	933	–	32	46	1,981
– of which impairments	19	6	52	705	–	–	36	818
Other operating expenses	2,975	475	455	461	–	304	136	4,806
Segment results	**157**	**34**	**158**	**-826**	**-131**	**55**	**128**	**-425**
– of which from investments accounted for using the equity method	-79	4	6	7	-131	–	17	-176
Segment assets	7,184	1,368	1,908	1,586	283	186	1,746	14,261
– of which from investments accounted for using the equity method	129	8	78	70	283	–	152	720
Segment liabilities	6,622	585	1,330	816	–	222	724	10,299
– of which from investments accounted for using the equity method	–	–	–	–	–	–	–	–
Capital expenditure	678	31	80	148	–	48	99	1,084
– of which from investments accounted for using the equity method	–	–	–	–	–	–	4	4
Other significant non-cash items	183	5	-8	22	–	-1	–	201
Average number of employees	34,935	5,127	17,861	32,967	–	3,121	787	94,798

*below €1m
[1]Due to changes in the group of consolidated companies, the comparability of prior year figures is limited.
[2]Due to changes in the group of consolidated companies (Lufthansa AirPlus Servicekarten GmbH), money market funds allocation, and the deconsolidation of START AMADEUS as from 28 February 2003, comparability with the preceding year is limited.

Primary reporting format – business segment information for financial year 2002 in €m:

	Passenger Business Lufthansa Passenger Business group	**Logistics** Lufthansa Logistics group	**MRO** Lufthansa Technik group	**Catering** LSG Sky Chefs group	**Leisure Travel** Thomas Cook group	**IT Services** Lufthansa Systems group	**Service and Financial Companies**	Segment total
External revenue	10,036	2,338	1,623	2,630	–	189	155	16,971
– of which traffic revenue	9,725	2,307	–	–	–	–	–	12,032
Inter-segment revenue	425	12	1,185	446	–	368	1	2,437
Total revenue	10,461	2,350	2,808	3,076	–	557	156	19,408
Other segment income	1,281	262	193	165	-67	35	647	2,516
– of which from investments accounted for using the equity method	-87	3	10	12	-67	–	38	-91
Cost of materials	5,091	1,445	1,451	1,252	–	45	61	9,345
Staff costs	2,047	347	786	1,263	–	190	51	4,684
Amortisation and depreciation	784	115	82	219	–	32	43	1,275
– of which impairments	27	–	–	6	–	–	33	66
Other operating expenses	3,304	537	467	499	–	271	76	5,154
Segment results	**516**	**168**	**215**	**8**	**-67**	**54**	**572**	**1,466**
– of which from investments accounted for using the equity method	-87	3	10	12	-67	–	38	-91
Segment assets	7,265	1,563	1,914	2,614	408	146	794	14,704
– of which from investments accounted for using the equity method	231	9	65	81	408	–	120	914
Segment liabilities	7,064	610	1,275	954	–	206	467	10,576
– of which from investments accounted for using the equity method	–	–	–	–	–	–	–	–
Capital expenditure	632	9	68	104	–	37	234	1,084
– of which from investments accounted for using the equity method	101	–	1	–	–	–	–	102
Other significant non-cash items	130	19	31	42	–	7	0*	229
Average number of employees	34,021	5,207	16,116	35,138	–	2,916	737	94,135

*below €1m

Reconciliation of segment information with consolidated figures in €m:

	Segment total		Reconciliation		Group	
	2003	2002	**2003**	2002	**2003**	2002
External revenue	15,957	16,971	–	–	15,957	16,971
– of which traffic revenue	11,662	12,032	–	–	11,662	12,032
Inter-segment revenue	2,572	2,437	–2,572	–2,437	–	–
Total revenue	18,529	19,408	–2,572	–2,437	15,957	16,971
Other revenue	1,920	2,516	–163	–398	1,757	2,118
– of which from investments accounted for using the equity method	–176	–91	176	91	–	–
Cost of materials	9,472	9,345	–2,267	–2,149	7,205	7,196
Staff costs	4,615	4,684	–3	–24	4,612	4,660
Amortisation and depreciation	1,981	1,275	–51	–32	1,930	1,243
– of which impairments	818	66	–35	–33	783	33
Other operating expenses	4,806	5,154	–692	–756	4,114	4,398
Results	**–425**	**1,466**	**278**	**126**	**–147**	**1,592**
– of which from investments accounted for using the equity method	–176	–91	176	91	–	–
Assets	14,261	14,704	2,471	4,433	16,732	19,137
– of which from investments accounted for using the equity method	720	914	–	–	720	914
Liabilities	10,299	10,576	3,737	4,389	14,036	14,965
– of which from investments accounted for using the equity method	–	–	–	–	–	–
Average number of employees	94,798	94,135	–	–	94,798	94,135

The reconciliation column includes both the effects resulting from consolidation procedures and the amounts resulting from the different interpretation of segment item contents in comparison with the corresponding Group items.

The eliminated revenue of the business segments generated with other consolidated business segments may be gathered from the reconciliation column. As regards the other segment revenue, income originating from relationships with the other business segments has been eliminated as well ("other revenue" reconciliation column). In financial year 2003, this concerned especially exchange gains from intra-group loans in foreign currency in the amount of €105m (prior year: €274m) as well as income from intra-group services of €48m (prior year: €48m). In so far as the eliminated revenue and other income is compared with segment expenses with regard to the companies which took up the services, such expenses have been eliminated, too ("expenses" reconciliation column). Certain components of the Group's financial result have also been allocated to the business segment's income, in particular results from the equity accounting of investments of the business segment. Since, in the Group's view, such results are not allocated to the operating result but the financial result, they have to be eliminated upon reconciliation with regard to the Group's operating result.

The amounts included in the "results" reconciliation column originate mainly from the reallocation of the negative results from accounting at equity, which results are part of the segment results of the business segments, however not of the Group's operating result.

The reconciliation column for segment assets and segment liabilities contains eliminated receivables and payables among the business segments, the difference between market values and carrying amounts of financial instruments as well as, on the assets side, the carrying amounts of equity investments eliminated within the scope of capital consolidation.

Secondary reporting format – geographical segment information for financial year 2003 in €m:

	Europe incl. Germany	North America	Central and South America	Asia/ Pacific	Middle East	Africa	Other	Segment total
Traffic revenue[1]	8,145	1,349	223	1,545	154	246	–	11,662
Other operating revenue	1,812	1,516	112	544	207	104	0*	4,295
Other segment income[2]	1,562	71	8	42	16	8	50	1,757
Income from investments accounted for using the equity method	– 193	4	2	11	–	–	–	– 176
Segment assets	12,300	1,315	105	431	65	45	–	14,261
– of which from investments accounted for using the equity method	594	47	13	66	–	–	–	720
Capital expenditure	938	62	4	77	0*	3	–	1,084
– of which from investments accounted for using the equity method	4	–	–	–	–	–	–	4

Secondary reporting format – geographical segment information for financial year 2002 in €m:

	Europe incl. Germany	North America	Central and South America	Asia/ Pacific	Middle East	Africa	Other	Segment total
Traffic revenue[1]	8,195	1,470	296	1,681	147	243	–	12,032
Other operating revenue	1,831	2,021	143	598	253	93	0*	4,939
Other segment income[2]	1,979	35	12	40	22	10	20	2,118
Income from investments accounted for using the equity method	– 117	15	– 1	12	–	–	–	– 91
Segment assets	11,615	2,442	98	443	44	62	–	14,704
– of which from investments accounted for using the equity method	770	53	14	77	–	–	–	914
Capital expenditure	987	79	3	14	1	0*	–	1,084
– of which from investments accounted for using the equity method	101	1	–	–	–	–	–	102

*below €1m

[1]Traffic revenue is allocated by original places of sale.

[2]Other segment income corresponds to the operating income of the Group (including income from financial assets).

The allocation of traffic revenue to regions is based on the original place of sale, whereas the allocation of other operating revenue is based on the geographic location of the customer and the allocation of other segment income is based on the place of service. The items resulting from investments accounted for using the equity method are allocated to regions depending on the location of the head office of the company in question.

Regions are in principle defined on the basis of geographical rules. Deviating from this principle, the traffic revenue achieved in the countries of the former Soviet Union, in Turkey and in Israel is allocated to Europe.

The "other" column includes items which cannot be allocated to a certain region.

Lufthansa controls its traffic operations on the basis of network results, not on the basis of regional profit transfers. Something similar applies to the catering segment. Consequently, the presentation of regional segment results is of no informative value to the Lufthansa Group.

The notes concerning the Passenger Business segment in the general part of the Annual Report include the presentation of traffic revenue generated in the Passenger Business segment allocated by traffic regions instead of original places of sale.

41 Related party transactions

The business segments of the Lufthansa Group render numerous services to non-consolidated affiliated companies within the scope of their ordinary activities. In turn, the respective investments render services to the Lufthansa Group within the scope of their business purpose. These extensive delivery and service relationships are managed on the basis of market prices.

In addition, the Group and certain non-consolidated affiliated companies have concluded numerous settlement agreements regulating the partly mutual utilisation of services. Administrative services rendered are in such cases charged as cost allocations.

The cash management of the Lufthansa Group is centralised, and in this respect the Lufthansa Group assumes a "banking function" also in respect of non-consolidated investments. The non-consolidated subsidiaries included in the Group's cash management invest their available cash in the Group or borrow funds from the Group and effect their derivative hedging transactions there. All of the transactions are processed under market conditions.

Because of the geographical proximity, a large number of sublease contracts have been concluded between the Lufthansa Group and related parties; in these cases, the Lufthansa Group re-debits rental costs and incidental expenses to the respective companies on a pro rata basis.

The volume of material services rendered to or obtained from related parties may be gathered from the following table:

Company	Volume of the services rendered 2003 €m	2002 €m	Volume of the services utilised 2003 €m	2002 €m
AFC Aviation Fuel Company mbH	4	7	197	190
Aircraft Maintenance and Engineering Corp.	1	0*	8	5
Albatros Versicherungsdienste GmbH	45	6	58	25
Amadeus Global Travel Distribution S. A.	129	144	177	151
Autobahn Tank & Rast Holding GmbH	9	8	0*	0*
British Midland plc	11	79	31	69
Cargo Future Communications (CFC) GmbH	0*	0*	6	6
Condor Flugdienst GmbH	179	155	21	2
Delvag Luftfahrtversicherungs-AG	48	25	50	18
Delvag Rückversicherungs-AG	7	1	6	1
Eurowings Luftverkehrs AG	63	126	5	5
Global Tele Sales Ltd.	1	0*	7	6
Global Tele Sales of North America LLC	7	11	18	23
HEICO Aerospace Holdings Corp.	0*	0*	8	8
LRS Lufthansa Revenue Services GmbH	18	9	65	58
Lufthansa Bombardier Aviation Services GmbH	6	5	0*	0*
Lufthansa Cargo Charter Agency GmbH	13	11	5	4
Lufthansa Engineering and Operational Services GmbH	4	3	23	22
Lufthansa Flight Training GmbH	30	28	73	77
Lufthansa Gebäudemanagement GmbH	2	30	27	31
Lufthansa Global Tele Sales GmbH	1	0*	7	6
Lufthansa Shannon Turbine Technologies Limited	3	3	15	13
Lufthansa SkyShop GmbH	3	5	46	1
Lufthansa Systems Network Services GmbH	0*	0*	16	0*
Lufthansa Technical Training GmbH	6	7	26	25
Lufthansa Technik Brussels N.V.	0*	1	6	4
Lufthansa Technik Budapest Kft	2	1	26	13
Lufthansa Technik Logistik of America LLC	3	4	10	12
Lufthansa Technik Tulsa Corporation	3	2	17	2
LZ-Catering GmbH	8	8	9	8
Miles & More International Ltd.	35	18	0*	0*
Miles & More Marketing GmbH	9	4	1	0*
time:matters GmbH	6	4	0*	0*

*below €1m

There are no individual shareholders of Lufthansa AG with a significant influence on the Group. As regards relationships with Executive and Supervisory Board members, cf. note 42.

Supervisory Board and Executive Board members are listed on page 174/175.

Remuneration expenses for the Executive Board of the parent company include only fixed salaries in the amount of €1.8m in financial year 2003 (prior year: fixed salaries: €2.0m, bonuses: €2.3m, €0.6m of which for 2001). Since financial year 2002, bonuses have been subject to the Group's operating result. In the financial year 2003, too, the members of the Executive Board participated in the option programme for senior executives described in note 31, with the usual programme-related discount of €56,000 (20 per cent) being granted. Provisions in the amount of €33,000 (prior year: €2,000) have been set up for claims under the options. Furthermore, option premiums from the 2000 programme for senior executives in the amount of €25,000 were paid to one member of the Executive Board in financial year 2003.

For discharging their duties in subsidiary companies, the Executive Board members concerned received a fixed remuneration in the amount of T€6 (prior year: €13,000).

There are pension obligations relating to former members of the Executive Board and their surviving dependants in the amount of €40.7m (prior year: €34.0m). In financial year 2003, current remuneration amounted to €3.1m, whereas it was €2.7m in financial year 2002, including remuneration received from subsidiaries.

In financial year 2003, remuneration expenses for the Supervisory Board include fixed salaries for Supervisory Board work with Lufthansa AG in the amount of €500,000 (prior year: €214,000). In addition to this, variable remuneration in the amount of €452,000 accumulated in the preceding year. Variable remuneration depends on the dividend paid for the financial year. The amounts listed in the table on page 172 relate to the individual members of the Supervisory Board.

Other remuneration, mainly attendance fees and daily allowances, in the total amount of €51,000 (prior year: €26,000) accumulated, including benefits from concessionary travel in accordance with the applicable IATA regulations.

Furthermore, members of the Supervisory Board of Lufthansa AG holding a supervisory board seat with Group companies were paid €57,000 (prior year: €46,000) for their work.

Remuneration of Individual Supervisory Board Members 2003/2002

Name	2003 Fixed remuneration €	2003 Remuneration for committee work €	2003 Total Supervisory Board remuneration €	2002 Variable remuneration €	2002 Fixed remuneration €	2002 Total Supervisory Board remuneration €
Dipl.-Ing. Dr.-Ing. E.h. Jürgen Weber, Chairman *(since 18 June 2003)*	32,301	5,384	**37,685**	–	–	**–**
Frank Bsirske, Deputy Chairman	30,000	5,000	**35,000**	31,500	15,000	**46,500**
Dr. Josef Ackermann *(since 18 June 2003)*	10,767	–	**10,767**	–	–	**–**
Dr. Rolf-E. Breuer *(until 18 June 2003)*	9,233	–	**9,233**	21,000	10,000	**31,000**
Manfred Calsow *(since 18 June 2003)*	10,767	2,692	**13,459**	–	–	**–**
Dr. Gerhard Cromme	20,000	–	**20,000**	21,000	10,000	**31,000**
Michael Diekmann *(since 18 June 2003)*	10,767	2,692	**13,459**	–	–	**–**
Dipl. Vw. Jürgen Erwert *(since 18 June 2003)*	10,767	–	**10,767**	–	–	**–**
Herbert Flickenschild *(until 18 June 2003)*	9,233	–	**9,233**	21,000	10,000	**31,000**
Peter Geisinger	20,000	2,308	**22,308**	21,000	10,000	**31,000**
Robert Haller *(since 18 June 2003)*	10,767	–	**10,767**	–	–	**–**
Ulrich Hartmann	20,000	5,000	**25,000**	21,000	10,000	**31,000**
Roland Issen *(until 18 June 2003)*	9,233	–	**9,233**	21,000	10,000	**31,000**
Dr. Otto Graf Lambsdorff	20,000	–	**20,000**	21,000	10,000	**31,000**
Eckhard Lieb *(until 18 June 2003)*	9,233	–	**9,233**	21,000	8,548	**29,548**
Franz-Eduard Macht *(until 18 June 2003)*	9,233	2,308	**11,541**	21,000	10,000	**31,000**
Franz Ludwig Neubauer *(until 18 June 2003)*	9,233	–	**9,233**	21,000	10,000	**31,000**
Ilona Ritter	20,000	–	**20,000**	21,000	10,000	**31,000**
Willi Rörig	20,000	–	**20,000**	21,000	10,000	**31,000**
Dr. Klaus G. Schlede *(Chairman until 18 June 2003)*	38,466	14,616	**53,082**	42,000	20,000	**62,000**
Werner Schmidt *(since 18 June 2003)*	10,767	–	**10,767**	–	–	**–**
Jan G. Stenberg *(until 18 June 2003)*	9,233	–	**9,233**	21,000	10,000	**31,000**
Dr. Alfons Titzrath *(until 18 June 2003)*	9,233	2,308	**11,541**	21,000	10,000	**31,000**
Mirco A. Vorwerk *(since 18 June 2003)*	10,767	2,692	**13,459**	–	–	**–**
Patricia Windaus	20,000	–	**20,000**	21,000	10,000	**31,000**
Dr. Hans-Dietrich Winkhaus	20,000	–	**20,000**	21,000	10,000	**31,000**
Dr. Michael Wollstadt	20,000	5,000	**25,000**	21,000	10,000	**31,000**
Dr. Klaus Zumwinkel	20,000	–	**20,000**	21,000	10,000	**31,000**
Total	**450,000**	**50,000**	**500,000**	**451,500**	**213,548**	**665,048**

43 Compliance Statement under section 161 German Stock Corporation Act (AktG)

The statement of compliance required by section 161 German Stock Corporation Act (AktG) with regard to the German Corporate Governance Code has been made by the Executive Board and the Supervisory Board and provided to the shareholders via the Internet.

Cologne, 25 February 2004

Deutsche Lufthansa Aktiengesellschaft

The Executive Board

Supervisory Board and Executive Board

Supervisory Board

Dr. Wolfgang Röller
Honorary Chairman of the Supervisory Board,
Dresdner Bank AG
Honorary Chairman

Members with voting rights

Dr. Klaus G. Schlede
Former Deputy Chairman
of the Executive Board
Deutsche Lufthansa AG
(Chairman until 18 June 2003)

**Dipl.-Ing. Dr.-Ing. E. h.
Jürgen Weber**
Former Chairman of the
Executive Board
Deutsche Lufthansa AG
Chairman (from 18 June 2003)

Frank Bsirske
Chairman of ver.di
Employee representative
Deputy Chairman

Dr. Josef Ackermann
Speaker of the Board of Managing
Directors
Deutsche Bank AG
(from 18 June 2003)

Dr. Rolf-E. Breuer
Chairman of the Supervisory Board
Deutsche Bank AG
(until 18 June 2003)

Manfred Calsow
Business economist
Employee representative
(from 18 June 2003)

Dr. Gerhard Cromme
Chairman of the Supervisory Board
ThyssenKrupp AG

Michael Diekmann
Chairman of the Board of
Management
Allianz AG (from 18 June 2003)

Dipl.-Vw. Jürgen Erwert
Administrative staff member
Employee representative
(from 18 June 2003)

Herbert Flickenschild
Purser, Employee representative
(until 18 June 2003)

Peter Geisinger
Captain, Employee representative

Robert Haller
Administrative staff member
Employee representative
(from 18 June 2003)

Ulrich Hartmann
Chairman of the Supervisory Board
E.ON AG

Roland Issen
Former head of German Union
of Salaried Employees (DAG)
Employee representative
(until 18 June 2003)

Dr. Otto Graf Lambsdorff
Lawyer, Honorary President
of Deutsche Schutzvereinigung
für Wertpapierbesitz e.V.

Eckhard Lieb
Engine mechanic
Employee representative
(until 18 June 2003)

Franz-Eduard Macht
Administrative staff member
Employee representative
(until 18 June 2003)

Franz Ludwig Neubauer
Former Chairman of the
Executive Board
Bayerische Landesbank
(until 18 June 2003)

Ilona Ritter
Union Secretary ver.di
Employee representative

Willi Rörig
Administrative staff member
Employee representative

Werner Schmidt
Chairman of the Executive Board
Bayerische Landesbank
(from 18 June 2003)

Jan G. Stenberg
Former President and Chairman
of the Executive Board SAS
(until 18 June 2003)

Dr. Alfons Titzrath
Former Chairman of the
Supervisory Board
Dresdner Bank AG
(until 18 June 2003)

Mirco A. Vorwerk
Purser, Chairman of UFO
Employee representative
(from 18 June 2003)

Patricia Windaus
Flight attendant
Employee representative

Dr. Hans-Dietrich Winkhaus
Member of the Proprietors'
Committee
Henkel KGaA

Dr. Michael Wollstadt
Administrative staff member
Employee representative

Dr. Klaus Zumwinkel
Chairman of the Board of
Management
Deutsche Post AG

Executive Board

Wolfgang Mayrhuber
Chairman of the Executive Board
and Chief Executive Officer
(from 18 June 2003)
Deputy Chairman
of the Executive Board
Chief Executive Officer
Passenger Airlines
(until 18 June 2003)

Dr. Karl-Ludwig Kley
Member of the Executive Board
Chief Financial Officer

Stefan Lauer
Member of the Executive Board
Chief Executive Aviation Services
and Human Resources

Dipl.-Ing. Dr.-Ing. E. h.
Jürgen Weber
Chairman of the Executive Board
and Chief Executive Officer
(until 18 June 2003)

Other mandates of the Supervisory Board members of Deutsche Lufthansa AG

Dr. Wolfgang Röller
a) HeidelbergCement AG
(Chairman of the Supervisory Board)

Dr. Klaus G. Schlede
a) Deutsche Postbank AG
Deutsche Telekom AG
Gerling-Konzern Globale Rück-versicherungs-AG (until 31.12.2003)

Dipl.-Ing. Dr.-Ing. E. h. Jürgen Weber
a) Allianz Lebensversicherungs-AG
Bayer AG
Deutsche Bank AG
Deutsche Post AG
Thomas Cook AG
(Chairman of the Supervisory Board)
Voith AG
b) Loyalty Partner GmbH[1]
(Chairman of the Supervisory Board)
Tetra Laval Group, Pully (CH)

Frank Bsirske
a) RWE AG
(Deputy Chairman of the Supervisory Board)
DAWAG – Deutsche Angestellten-Wohnungsbau AG

Dr. Josef Ackermann
a) Bayer AG
Linde AG
Siemens AG

Dr. Rolf-E. Breuer
a) Bertelsmann AG
Deutsche Bank AG
(Chairman of the Supervisory Board)
Deutsche Börse AG
(Chairman of the Supervisory Board)
E.ON AG
b) Compagnie de Saint-Gobain S. A.
(Board of Directors)
Kreditanstalt für Wiederaufbau
(Board of Directors)
Landwirtschaftliche Rentenbank
(Board of Directors)

Manfred Calsow
a) Lufthansa Technik AG[1]
(Deputy Chairman of the Supervisory Board)

Dr. Gerhard Cromme
a) Allianz AG
Axel Springer Verlag AG
E.ON AG
Ruhrgas AG
Siemens AG
ThyssenKrupp AG
(Chairman of the Supervisory Board)
Volkswagen AG
b) BNP Paribas S. A., Frankreich
Suez S. A., Paris (Board of Directors)

Michael Diekmann
a) Allianz Dresdner Asset Management GmbH[2]
(Chairman of the Supervisory Board)
Allianz Lebensversicherungs-AG[2]
(Chairman of the Supervisory Board)
Allianz Versicherungs-AG[2]
(Chairman of the Supervisory Board)
BASF AG
Dresdner Bank AG[2]
(Chairman of the Supervisory Board)
Linde AG
b) Allianz of America, Inc.[2] (Chairman)
Allianz Insurance Ltd., South Africa
Assurances Générales de France[2]
(Vice President)
Riunione Adriatica di Sicurtà S.p.A.[2]
(Vice President)

Ulrich Hartmann
a) Deutsche Bank AG
E.ON AG
(Chairman of the Supervisory Board)
Hochtief AG
IKB Deutsche Industriebank AG
(Chairman of the Supervisory Board)
Münchener Rückversicherungs-Gesellschaft AG
(Chairman of the Supervisory Board)
b) ARCELOR, Luxemburg
(Board of Directors)
Henkel KGaA
(Proprietors' Committee)

Roland Issen
a) DAWAG – Deutsche Angestellten-Wohnungsbau AG
b) Vermögensverwaltung der DAG GmbH
(Member of Assembly of Proprietors)

Dr. Otto Graf Lambsdorff
a) D.A.S. Deutscher Automobil Schutz Allgemeine Rechtsschutz-Versicherungs-AG
HSBC Trinkaus & Burckhardt KGaA
IVECO Magirus AG
(Chairman of the Supervisory Board)
NSM-Löwen Entertainment GmbH
(Chairman of the Supervisory Board)

Franz Ludwig Neubauer
a) Deutsche Kreditbank AG
(Honorary Member)
HVB Real Estate Bank AG

Ilona Ritter
a) Lufthansa CityLine GmbH[1]

Willi Rörig
a) Lufthansa Cargo AG[1]
(Deputy Chairman of the Supervisory Board)

Werner Schmidt
a) Deutsche Kreditbank AG[3]
Drees & Sommer AG
Herrenknecht AG (Deputy Chairman of the Supervisory Board)
Jenoptik AG
Wieland-Werke AG
b) Bank für Arbeit und Wirtschaft AG, Wien (Deputy Chairman of the Supervisory Board)
DekaBank Deutsche Girozentrale AdöR (Board of Directors)
Landesbank Saar AdöR[3] (Deputy Chairman of the Board of Directors)
LB (Swiss) Privatbank AG, Zürich[3] (Chairman of the Board of Directors)
Liquiditäts-Konsortialbank GmbH (Deputy Member of the Board of Directors)

Jan G. Stenberg
b) B2 Bredband AB, Schweden (Chairman of the Board)
Cygate Maldata AB, Schweden
Nera ASA, Norwegen
Service Factory AB, Schweden (Chairman of the Board)
Spring Mobil AB, Schweden (Chairman of the Board)
Stepstone ASA, Norwegen (Chairman of the Board)

Dr. Alfons Titzrath
a) Celanese AG

Dr. Hans-Dietrich Winkhaus
a) BMW AG
Degussa AG
ERGO-Versicherungsgruppe AG
Schwarz-Pharma AG (Chairman of the Supervisory Board)
b) Henkel KGaA (Proprietors' Committee)

Dr. Klaus Zumwinkel
a) Allianz Versicherungs-AG (until 31.12.2003)
Deutsche Postbank AG[4] (Chairman of the Supervisory Board)
Deutsche Telekom AG (Chairman of the Supervisory Board)
KarstadtQuelle AG
b) C.V. International Post Corp. U.A. (Deputy Chairman of the Board)
Morgan Stanley (Board of Directors) (from 7.1.2004)

Mandates of the Executive Board members of Deutsche Lufthansa AG

Wolfgang Mayrhuber
a) Eurowings Luftverkehrs AG
LSG Lufthansa Service Holding AG[1]
Lufthansa Cargo AG[1]
Lufthansa CityLine GmbH[1] (Chairman of the Supervisory Board)
Lufthansa Technik AG[1]
RWE Systems AG (until 31.12.2003)
Thomas Cook AG
Münchener Rückversicherungs-Gesellschaft AG
Vattenfall Europe AG
Westdeutsche Landesbank AG
b) HEICO Corp., Florida (Board of Directors)
Amadeus Global Travel Distribution S. A., Madrid (Chairman of the Board of Directors)
KG Allgemeine Leasing GmbH & Co. (Board of Directors)

Dr. Karl-Ludwig Kley
a) Delvag Luftfahrtversicherungs-AG[1] (Chairman of the Supervisory Board)
Gerling Firmen- und Privat-Service AG (until 31.12.2003)
LSG Lufthansa Service Holding AG[1]
Lufthansa AirPlus Servicekarten GmbH[1] (Chairman of the Supervisory Board)
Lufthansa Cargo AG[1]
Lufthansa Technik AG[1]
Thomas Cook AG (until 06.11.2003 and again from 23.01.2004)

Stefan Lauer
a) LSG Lufthansa Service Holding AG[1] (Chairman of the Supervisory Board)
Lufthansa Cargo AG[1] (Chairman of the Supervisory Board)
Lufthansa Systems Group GmbH[1] (Chairman of the Supervisory Board)
Lufthansa Technik AG[1] (Chairman of the Supervisory Board)
b) AMECO Corp., Beijing (Deputy Chairman of the Board of Directors)
Landesbank Hessen-Thüringen Girozentrale (Board of Directors)
Lufthansa Flight Training GmbH[1] (Chairman of the Supervisory Board)
Universitätsklinikum Marburg (Supervisory Board)

a) Membership of supervisory boards required by law
b) Membership of comparable supervisory bodies at companies in Germany and abroad
[1] Company in which Deutsche Lufthansa AG has a controlling interest
[2] Company in which Allianz AG has a controlling interest
[3] Company in which Bayerische Landesbank has a controlling interest
[4] Company in which Deutsche Post AG has a controlling interest

Major Subsidiaries

Significant Subsidiaries as at 31 December 2003

Name, corporate domicile	Capital share	Voting right percentage	Equity in €m	Net profit/loss after taxes in €m
41/42 Bartlett (Pty) Ltd., Johannesburg, South Africa	100 %	100 %	0	0
Air Dolomiti S.p.A. Linee Aeree Regionali Europee, Ronchi dei Legionari, Italy	100 %	100 %	43	4
AirLiance Materials LLC, Wilmington, USA	50 %	50 %	7	0
AIRO Catering Services Eesti OÜ, Tallinn, Estland	54 %	100 %	2	1
AIRO Catering Services Sweden AB, Stockholm, Sweden	54 %	54 %	8	1
BizJet International Sales & Support, Inc., Tulsa, USA	100 %	100 %	32	–7
Capital Gain International (1986) Ltd., Hong Kong	100 %	100 %	1	0
Condor/Cargo Technik GmbH, Frankfurt/M.	90 %	90 %	2	3
Consolidated Catering Services (China) Ltd., Hong Kong	100 %	100 %	1	0
eLSG.SkyChefs, Inc, Irving, Texas, USA	100 %	100 %	–42	–13
Feenagh Investments (Proprietary) Ltd., Johannesburg, South Africa	100 %	100 %	2	2
Giulietta Aircraft Leasing Limited, Dublin, Ireland	0 %	51 %	0	0
GOAL Verwaltungsgesellschaft mbH & Co. Projekt Nr. 5 KG, Grünwald	100 %	100 %	–21	–3
Hamburger Gesellschaft für Flughafenanlagen mbH, Hamburg	100 %	100 %	195	3
Hawker Pacific Aerospace Inc., Sun Valley, California, USA	100 %	100 %	42	–2
Hawker Pacific Aerospace Ltd., Hayes, Great Britain	100 %	100 %	–4	–6
Inflight Catering (Pty) Ltd., Johannesburg, South Africa	100 %	100 %	0	0
JASEN Grundstücksgesellschaft mbH & Co. KG, Grünwald	100 %	50 %	0	0
Lido GmbH Lufthansa Aeronautical Services, Frankfurt/M.	100 %	100 %	4	–4
LLG Nord GmbH & Co. Bravo KG, Norderfriedrichskoog	100 %	67 %	0	4
LLG Nord GmbH & Co. Charlie oHG, Norderfriedrichskoog	100 %	67 %	0	0
LSG Asia GmbH, Kriftel	100 %	100 %	0	0
LSG Catering China Ltd., Hong Kong	100 %	100 %	1	0
LSG Catering Guam, Inc., Guam, USA	100 %	100 %	0	0
LSG Catering Hong Kong Ltd., Hong Kong	100 %	100 %	50	1
LSG Catering Saipan, Inc., Saipan, Micronesia	100 %	100 %	0	0
LSG Catering Thailand Ltd., Bangkok, Thailand	100 %	100 %	5	0
LSG Holding Asia Ltd., Hong Kong	100 %	100 %	0	0
LSG Lufthansa Service Asia Ltd., Hong Kong	100 %	100 %	34	1
LSG Lufthansa Service Cape Town (Pty) Ltd., Cape Town, South Africa	100 %	100 %	0	0
LSG Lufthansa Service Catering- und Dienstleistungsgesellschaft mbH, Neu-Isenburg	100 %	100 %	0	0
LSG Lufthansa Service Enterprises Ltd., Hong Kong	100 %	100 %	0	0
LSG Lufthansa Service Europa/Afrika GmbH, Kriftel	100 %	100 %	–31	–31
LSG Lufthansa Service Guam, Inc., Guam, USA	100 %	100 %	6	0
LSG Lufthansa Service Holding AG, Kriftel	100 %	100 %	476	–928
LSG Lufthansa Service Saipan, Inc., Saipan, Micronesia	100 %	100 %	11	0
LSG Lufthansa Service USA, L.L.C., Wilmington, Delaware, USA	100 %	100 %	52	–9
LSG Sky Chefs Belgium N.V., Zaventem, Belgium	100 %	100 %	1	0
LSG Sky Chefs Building AB, Stockholm, Sweden	100 %	100 %	–4	11
LSG Sky Chefs Catering Logistics GmbH, Neu-Isenburg	100 %	100 %	1	5
LSG Sky Chefs Danmark A/S, Kastrup, Denmark	100 %	100 %	–26	21
LSG Sky Chefs Deutschland GmbH, Frankfurt/M.	100 %	100 %	7	–2
LSG Sky Chefs Europe Holding Ltd., London, Great Britain	100 %	100 %	71	0

...Significant Subsidiaries as at 31 December 2003

Name, corporate domicile	Capital share	Voting right percentage	Equity in €m	Net profit/loss after taxes in €m
LSG Sky Chefs France S.A., Bobigny, France	100 %	100 %	–28	–9
LSG Sky Chefs International, L.L.C., Wilmington, Delaware, USA	100 %	100 %	–39	–12
LSG Sky Chefs Korea Co. Ltd., Seoul, Korea, South	80 %	80 %	23	1
LSG Sky Chefs Norge AS, Oslo, Norway	100 %	100 %	–8	13
LSG Sky Chefs S.p.A., Mailand, Italy	100 %	100 %	4	–6
LSG Sky Chefs Schweiz AG, Zurich, Switzerland	100 %	100 %	–2	0
LSG Sky Chefs Sverige AB, Sigtuna, Sweden	100 %	100 %	3	0
LSG Sky Chefs UK Ltd., London, Great Britain	100 %	100 %	12	–4
LSG Sky Chefs US Acquisition, L.L.C., Wilmington, Delaware, USA	100 %	100 %	1,616	0
LSG Sky Chefs US Holding 2, Inc., Wilmington, Delaware, USA	100 %	100 %	1,298	0
LSG Sky Chefs US Holding, L.L.C., Wilmington, Delaware, USA	100 %	100 %	1,205	0
LSG Sky Chefs Verwaltungsgesellschaft mbH, Kriftel	100 %	100 %	614	0
LSG Sky Chefs/GCC Ltd., Feltham, Great Britain	50 %	51 %	7	1
LSG-Airport Gastronomiegesellschaft mbH, Frankfurt/M.	100 %	100 %	2	0
LSG-Food & Nonfood Handel GmbH, Frankfurt/M.	100 %	100 %	2	–2
LSG-Hygiene Institute GmbH, Neu-Isenburg	100 %	100 %	0	0
LSG-Sky Food GmbH, Alzey	100 %	100 %	–1	1
Lufthansa A.E.R.O. GmbH, Alzey	100 %	100 %	17	1
Lufthansa Airmotive Ireland (Leasing) Ltd., Dublin, Ireland	100 %	100 %	2	0
Lufthansa Airmotive Ireland Holdings Ltd., Dublin, Ireland	100 %	100 %	29	5
Lufthansa Airmotive Ireland Ltd., Dublin, Ireland	100 %	100 %	38	4
Lufthansa AirPlus Servicekarten GmbH, Neu-Isenburg	100 %	100 %	14	3
Lufthansa Cargo AG, Kelsterbach	100 %	100 %	365	2
Lufthansa CityLine GmbH, Cologne	100 %	100 %	119	–5
Lufthansa Commercial Holding GmbH, Cologne	100 %	100 %	196	38
Lufthansa International Finance (Netherlands) N. V., Amsterdam, Netherlands	100 %	100 %	0	0
Lufthansa Leasing GmbH & Co. Alfa-Golf KG, Norderfriedrichskoog	100 %	50 %	–4	1
Lufthansa Leasing GmbH & Co. Alfa-Mike KG, Norderfriedrichskoog	100 %	50 %	–4	1
Lufthansa Leasing GmbH & Co. Alfa-November KG, Norderfriedrichskoog	100 %	50 %	–4	0
Lufthansa Leasing GmbH & Co. Alfa-Tango KG, Norderfriedrichskoog	100 %	50 %	–4	1
Lufthansa Leasing GmbH & Co. Bravo-Juliett KG, Norderfriedrichskoog	100 %	50 %	–4	0
Lufthansa Leasing GmbH & Co. Bravo-Mike KG, Norderfriedrichskoog	100 %	50 %	–4	1
Lufthansa Leasing GmbH & Co. Bravo-November KG, Norderfriedrichskoog	100 %	50 %	–3	1
Lufthansa Leasing GmbH & Co. Echo-Zulu oHG, Grünwald	100 %	67 %	14	2
Lufthansa Leasing GmbH & Co. Fox-Alfa oHG, Grünwald	100 %	67 %	5	1
Lufthansa Leasing GmbH & Co. Fox-Bravo oHG, Grünwald	100 %	67 %	5	1
Lufthansa Leasing GmbH & Co. Fox-Charlie oHG, Grünwald	100 %	67 %	5	1
Lufthansa Leasing GmbH & Co. Fox-Delta oHG, Grünwald	100 %	67 %	9	4
Lufthansa Leasing GmbH & Co. Fox-Echo oHG, Grünwald	100 %	67 %	9	4
Lufthansa Leasing GmbH & Co. Fox-Golf oHG, Grünwald	100 %	67 %	2	1
Lufthansa Leasing GmbH & Co. Fox-Hotel oHG, Grünwald	100 %	67 %	2	1
Lufthansa Leasing GmbH & Co. Fox-Quebec oHG, Grünwald	100 %	67 %	3	1
Lufthansa Leasing GmbH & Co. Fox-Romeo oHG, Grünwald	100 %	67 %	2	1
Lufthansa Leasing GmbH & Co. Fox-Sierra oHG, Grünwald	100 %	67 %	2	1

...Significant Subsidiaries as at 31 December 2003

Name, corporate domicile	Capital share	Voting right percentage	Equity in €m	Net profit/loss after taxes in €m
Lufthansa Leasing GmbH & Co. Fox-Tango oHG, Grünwald	100 %	67 %	2	1
Lufthansa Leasing GmbH & Co. Fox-Uniform oHG, Grünwald	100 %	67 %	2	1
Lufthansa Leasing GmbH & Co. Fox-Victor oHG, Grünwald	100 %	67 %	2	1
Lufthansa Leasing GmbH & Co. Fox-Whiskey oHG, Grünwald	100 %	67 %	0	–1
Lufthansa Leasing GmbH & Co. Fox-Yankee oHG, Norderfriedrichskoog	100 %	67 %	2	1
Lufthansa Leasing GmbH & Co. Golf-India oHG, Grünwald	100 %	67 %	0	0
Lufthansa Leasing GmbH & Co. Golf-Lima oHG, Norderfriedrichskoog	100 %	67 %	2	1
Lufthansa Leasing GmbH & Co. Golf-Mike oHG, Norderfriedrichskoog	100 %	67 %	2	1
Lufthansa Process Management GmbH, Neu-Isenburg	100 %	100 %	0	1
Lufthansa Systems Airline Services GmbH, Raunheim	100 %	100 %	2	3
Lufthansa Systems Americas, Inc., East Meadow, USA	100 %	100 %	–4	–3
Lufthansa Systems AS GmbH, Norderstedt	100 %	100 %	0	3
Lufthansa Systems Berlin GmbH, Berlin	100 %	100 %	1	1
Lufthansa Systems Business Solutions GmbH, Raunheim	100 %	100 %	–1	4
Lufthansa Systems Group GmbH, Kelsterbach	100 %	100 %	20	20
Lufthansa Systems Infratec GmbH, Kelsterbach	100 %	100 %	11	24
Lufthansa Systems Passenger Services GmbH, Kelsterbach	100 %	100 %	2	4
Lufthansa Technik AG, Hamburg	100 %	100 %	382	–20
Lufthansa Technik Aircraft Services Ireland Limited, Dublin, Ireland	100 %	100 %	1	1
Lufthansa Technik Immobilien- und Verwaltungsgesellschaft mbH, Hamburg	100 %	100 %	0	–3
Lufthansa Technik Logistik GmbH, Hamburg	100 %	100 %	7	9
Lufthansa Technik North America Holding Corp., Wilmington, Delaware, USA	100 %	100 %	100	–3
Lufthansa Technik Philippines, Inc., Manila, Philippines	51 %	51 %	37	3
MARDU Grundstücks-Verwaltungsgesellschaft mbH & Co. KG, Grünwald	100 %	50 %	–10	–4
Orderich Company Ltd., Hong Kong	100 %	100 %	0	0
Riga Catering Service SIA, Riga, Latvia	32 %	58 %	0	0
Shannon Aerospace Ltd., Shannon, Ireland	100 %	100 %	58	3
Sky Chefs Barcelona S.A., Barcelona, Spain	100 %	100 %	7	0
Sky Chefs Madrid S.A., Madrid, Spain	100 %	100 %	–2	–2
Top Flight Taxfree AB, Sigtuna, Sweden	100 %	100 %	1	1
LSG Sky Chefs, Inc., Dover, Delaware, USA	100 %	100 %	223	–294*

**The LSG Sky Chefs, Inc. group includes 48 consolidated companies (equity and net profit/loss after taxes of the consolidated group)*

...Significant Subsidiaries as at 31 December 2003

Name, corporate domicile of the companies in the LSG Sky Chefs, Inc. group	Capital share	Voting right percentage
Agesar Limitada, Santiago de Chile, Chile	100 %	100 %**
Arlington Services de Mexico, S.A. de C.V., Mexico	100 %	100 %**
Arlington Services Holding Corp., Delaware, USA	100 %	100 %**
Arlington Services Panama S.A., Panama	100 %	100 %**
Arlington Services, Inc., Delaware, USA	100 %	100 %**
Arlington Transition Corporation, Delaware, USA	100 %	100 %**
Bahia Catering Ltda., Salvador, Brazil	95 %	95 %**
Caterair Airport Properties, Inc., Delaware, USA	100 %	100 %**
Caterair Australia Pty Limited, Sydney, Australia	100 %	100 %**
Caterair Holdings Corporation, Delaware, USA	2 %	100 %**
Caterair In-Flight Services of V.I., Inc., Virgin Islands, USA	2 %	100 %**
Caterair International Corporation, Delaware, USA	2 %	100 %**
Caterair International Japan Limited, Tokyo, Japan	2 %	100 %**
Caterair Lebanon SAL, Lebanon	100 %	100 %**
Caterair Portugal Assentencia A Bordo, Ltda., Portugal	2 %	76 %**
Caterair Services de Bordo e Hotelania S.A., Rio de Janeiro, Brazil	100 %	100 %**
Caterair Taiwan In-Flight Services Limited, Taiwan	100 %	100 %**
Catersuprimento de Refeicoes, Ltda., Brazil	100 %	100 %**
Chef Solutions Inc., Delaware, USA	100 %	100 %**
Cocina del Aire de Provincia, S.A. de C.V., Mexico	100 %	100 %**
Comercializadora de Services Limitada, Santiago de Chile, Chile	100 %	100 %**
Comisariato de Baja California, S.S. de C.V., Mexico	100 %	100 %**
Comisariatos Gorte, S.A. de C.V., Mexico	100 %	100 %**
I & K Distributors Inc., Ohio, USA	100 %	100 %**
Inversiones Turisticas Aeropuerto Panama, S.A., Panama	100 %	100 %**
LSG Sky Chefs de Venezuela C.A., Caracas, Venezuela	80 %	80 %**
LSG Sky Chefs New Zealand Limited, Delaware, USA	100 %	100 %**
LSG Sky Chefs, Inc., Dover, Delaware, USA	100 %	100 %**
LSG/Sky Chefs do Brasil Catering – Refeicoes Ltda., Brazil	100 %	100 %**
Marriott Export Services, C.A., Venezuela	80 %	100 %**
Marriott International Trade Services, C.A., Venezuela	80 %	100 %**
Orval Kent de Linares, S.A. de C.V., Mexico	100 %	100 %**
Orval Kent Food Company of Linares, Inc., Delaware, USA	100 %	100 %**
Orval Kent Food Company, Inc., Delaware, USA	100 %	100 %**
Orval Kent Food Company, S.A. de C.V., Mexico	100 %	100 %**
Pennant Foods, Inc., Delaware, USA	100 %	100 %**
SC International Services Ireland Limited, Dublin, Ireland	100 %	100 %**
SC International Services, Inc., Delaware, USA	100 %	100 %**
SCIS Air Security Corporation, Wilmington, Delaware, USA	100 %	100 %**
ServCater International Ltda., Sao Paulo, Brazil	90 %	90 %**

***included in the LSG Sky Chefs Inc., Dover, Delaware USA group's accounts*

...Significant Subsidiaries as at 31 December 2003

Name, corporate domicile of the companies in the LSG Sky Chefs, Inc. group	Capital share	Voting right percentage
Sky Chefs Argentina, Inc., Delaware, USA	100 %	100 %**
Sky Chefs Canada Company, Toronto, Canada	100 %	100 %**
Sky Chefs Chile S.A., Santiago de Chile, Chile	100 %	100 %**
Sky Chefs De Mexico, S.A. de C.V., Mexico	100 %	100 %**
Sky Chefs de Panama, S.A., Panama City, Panama	100 %	100 %**
Sky Chefs International Corporation, Delaware, USA	100 %	100 %**
Sky Chefs, Inc., Delaware, USA	100 %	100 %**
Western Aire Chef, Inc., Delaware, USA	100 %	100 %**

***included in the LSG Sky Chefs Inc., Dover, Delaware USA group's accounts*

Significant Joint Ventures as at 31 December 2003*

Name, corporate domicile	Capital share	Voting right percentage
Aircraft Maintenance and Engineering Corp., Beijing, China	40.00 %	50.00 %
Alitalia Maintenance Systems S.p.A., Rome, Italy	40.00 %	40.00 %
Amadeus Global Travel Distribution S.A., Madrid, Spain	18.28 %	27.92 %
Autobahn Tank & Rast Holding GmbH, Bonn	30.32 %	30.32 %
Global Logistics System Europe Company for Cargo Information Services GmbH, Frankfurt/M.	46.85 %	42.86 %
Opodo Limited, London, Great Britain	19.05 %	19.05 %
Shanghai Pudong International Airport Cargo Terminal Co. Ltd., Shanghai, China	29.00 %	22.22 %
Thomas Cook AG, Oberursel	50.00 %	50.00 %

Significant Associated Companies as at 31 December 2003*

Name, corporate domicile	Capital share	Voting right percentage
Aerococina S.A. de C.V., Mexico City, Mexico	49.00 %	49.00 %
Aeromar Ltd., Moscow, Russia	49.00 %	49.00 %
Airest Restaurant- und Hotelbetriebsgesellschaft mbH, Vienna, Austria	30.00 %	30.00 %
Airport Restaurants Ltd., Barbados	49.00 %	49.00 %
Antigua Catering Services Ltd., Antigua, Antigua and Barbuda	49.00 %	49.00 %
Barbados Flight Kitchen Ltd., Barbados	49.00 %	49.00 %
BELAC LLC, Wilmington, USA	20.00 %	20.00 %
British Midland plc, Donington Hall, Great Britain	30.00 %	30.00 %
Caterair Airport Services Pty Limited, Sydney, Australia	49.00 %	49.00 %
CateringPor – Catering de Portugal, S.A., Portugal	49.00 %	49.00 %
China Air Catering Ltd., Hong Kong	50.00 %	50.00 %
CLS Catering Services Ltd., Vancouver, Canada	40.00 %	40.00 %
Cocina de Vuelos S.A. de C.V., El Salvador	49.00 %	49.00 %
Eurowings Luftverkehrs AG, Nuremberg	24.90 %	24.90 %
Gulf International Caterers, W.L.L., Bahrain	49.00 %	49.00 %
HEICO Aerospace Holdings Corp., Hollywood, USA	20.00 %	20.00 %
Hong Kong Beijing Air Catering Ltd., Hong Kong	45.00 %	45.00 %
Hong Kong Shanghai Air Catering Ltd., Hong Kong	45.00 %	45.00 %
Inflight Holding (Cayman) Ltd., San Salvador, Cayman Islands	49.00 %	49.00 %
Jamestown Investments Ltd., Hong Kong	37.50 %	37.50 %
LSG Lufthansa Service Hong Kong Ltd., Hong Kong	38.12 %	38.12 %
Nanjing Lukou International Airport LSG Catering Co. Ltd., Nanjing, China	40.00 %	40.00 %
Sancak Havacilik Hizmetleri A.S., Istanbul, Turkey	50.00 %	50.00 %
Siam Flight Services Ltd., Bangkok, Thailand	49.00 %	49.00 %
St. Lucia Catering Services Ltd., St. Lucia	49.00 %	49.00 %
St. Thomas Catering Corp., USA	33.00 %	33.00 %
Versair In-Flight Services Ltd., Jamaica	24.00 %	24.00 %
Xi'an Aircraft Catering Co. Ltd., Xi'an, China	30.00 %	30.00 %

**Included at equity*

Group management report

Lufthansa posts operating profit despite triple crisis

The Lufthansa Group's operations in the financial year 2003 were hampered by the persisting slack macroeconomic momentum, especially in Germany, the Iraq war and the consequences of the SARS epidemic. These three overlapping crises dampened demand for air traffic services and led worldwide to excess capacities and declining prices. Thanks to its successful cost and capacity management strategy, the Lufthansa Group nonetheless succeeded in posting a positive operating result of €36m. However, impairment of goodwill and tangible assets totalling €783m and a negative financial result led to a net loss of –€984m. In the light of this development we cannot pay a dividend for the financial year 2003.

The weak course of business that was already becoming apparent at the beginning of last year prompted the Executive Board to take timely measures to shore up the result position. These include a recruitment freeze, curtailing the planned capital expenditure programme by €200m, initiating an additional D-Check retrenchment programme "Cash 100" and cutting available capacity. We temporarily took the capacity of up to 70 aircraft off the market. This has also affected our intercontinental programme. From April up to the end of August, invoking the crisis clause included in the collective labour agreement, we shortened the working hours of the ground staff of Deutsche Lufthansa AG with a corresponding cut in remuneration, and from 1 April to 30 June we introduced short-time working for the cabin staff. Flexible working-time arrangements were agreed with the cockpit crews.

At the beginning of July we streamlined the Group's management structures. The Executive Board of Deutsche Lufthansa AG was reduced to three instead of previously four members, while the management board of the Passenger Business segment was cut from five to four members.

In mid-February 2004 we successfully concluded the efficiency-boosting programme D-Check. Projects entailing a cash flow improvement of €1.6bn were identified for the period 2002–2005, thus significantly surpassing the target figure. This was instrumental in enabling Lufthansa to close the year 2003 with a small positive operating result. The projects included the D-Check "Cash 100" initiative, which was conceived as a short-term saving measure and likewise substantially exceeded the target of €100m.

Changes in the group of consolidated companies

The consolidation profile again changed in 2003; this hampers year-on-year comparisons. In the year under review we acquired majority stakes in Air Dolomiti S.p.A., Condor/Cargo Technik GmbH, LSG Sky Chefs Korea Co. Ltd. and AirLiance Materials LLC and sold all our equity interests in START AMADEUS GmbH. A total of 23 companies were newly consolidated, while four were deconsolidated. Details are given in Note 4 to the Consolidated Financial Statements on page 120. In the following remarks and analyses

we have recomputed the two financial years on a comparable basis so as to render the development of certain cost and revenue items more transparent. In these cases we have eliminated the year-on-year changes in the consolidation profile. The recalculated values are given in brackets next to the actual figures.

As in the previous years, the Group's annual financial statements were drawn up in accordance with the International Financial Reporting Standards (IFRS) in the light of the clarifying comments of the International Financial Reporting Interpretations Committee (IFRIC).

Economic setting

The world economy in 2003 developed more weakly than expected. During the first half of the year the forecast growth data had to be continually revised downwards. Despite favourable monetary conditions there were no growth impulses and the economy failed to pick up momentum. The world aviation industry was additionally hampered by the consequences of the Iraq war and SARS. In particular, fear of SARS led to a slump in passenger transport on an unprecedented scale and in the months April, May and June brought the demand for flights to Beijing, Hong Kong and Singapore virtually to a halt.

It was only in the second half of the year that the economic data in the United States slowly brightened. In Asia growth impulses reappeared once the SARS epidemic had been overcome. This led to marked share price recoveries at the stock exchanges. But in the euro area there was still no sign of a sustained upturn in the second half. Another negative factor was the appreciation of the euro. In Germany in particular the course of business remained unsatisfactory. For 2003 as a whole Germany recorded its first decrease in economic activity in ten years amounting to 0.1 per cent. The outcome over twelve months remained negative despite the slight upturn in the fourth quarter.

The weak overall economic setting, the steep rise in the number of unemployed and the continuing discussions about political reforms caused private consumer spending in Germany to fall by 0.1 per cent in real terms year on year. Business travel likewise developed more sluggishly than anticipated.

This environment led to excessive capacities in the world air transport industry, especially in the first half of the year, and to a sharp fall in average yields. In the United States most of the leading airlines continued to post losses. In Europe, and particularly in Germany, the entry into the market of almost a dozen no-frills carriers exacerbated the situation further and severely impaired the result situation of the major network airlines. The Association of European Airlines (AEA) expects that the combined result of all its member airlines for 2003 will be an aggregate loss of between 1.1 and 2.4 billion US dollars.

Lufthansa Group earns a positive operating result of €36m

In the difficult business year 2003 the Lufthansa Group managed to progressively reduce the first-quarter operating loss of –€415m and to again post an operating profit for the year as a whole of €36m (2002: €718m).

Total operating income fell by 7.2 per cent to €17.7bn. Despite the measures introduced in the spring to shore up the result, total operating expenses increased by 2.1 per cent to €17.8bn. However, this expense total includes the large impairments of goodwill and other fixed assets amounting to –€783. The result from operating activities consequently comes to –€147m. In 2002 this figure had shown a positive balance of €1.6bn. In 2002 high book profits were recorded, especially from the disposal of equity stakes. The change in currency parities depressed the result from operating activities by €101m.

The financial result, too, failed to show any distinct improvement compared with the previous year; it totalled –€638m and thus matched the corresponding figure in 2002 (–€640m). Deferred and actual tax burdens pushed the overall loss up to –€984m. In 2002 Lufthansa had posted a positive net result of €717m.

Course of business

Traffic revenue down by 3.1 per cent

Flight operations generated total traffic revenue of €11.7bn last year, which was 3.1 per cent less than in 2002. Adjusted for the changes in the group of consolidated companies, traffic revenue fell by 4.3 per cent.

In the year under review there was still no sustained recovery of demand in the Passenger Business segment. The triple crisis led to high excess capacities in the industry accompanied by aggressive price rivalry

and to a decline in average yields. In terms of revenue passenger-kilometres, they decreased over 2003 as a whole by 4.1 per cent. In the second quarter, at the height of the crisis, they slumped by as much as 10.0 per cent. The strength of the euro alone would have caused a 5.4 per cent fall in the yield over the course of the year. Thanks to our sophisticated pricing policy and yield management, we were able to partly reverse the currency-induced yield decline in the second half of the year. Traffic revenue in the Passenger Business segment totalled €9.6bn or 1.8 per cent less than in 2002.

Last year the passenger airlines – which now include Air Dolomiti – again managed to increase the number of passengers carried. Some 45.4 million passengers flew with the Group's airlines – 3.4 per cent more than in 2002. Sales grew by 2.4 per cent to 90.7 billion revenue passenger-kilometres. As the airlines expanded their available capacity by 3.5 per cent, the passenger load factor, at 73.1 per cent, fell 0.8 percentage points short of the high score achieved in the previous year. The South America and Asia/Pacific traffic regions experienced a considerable year-on-year drop in their sales volume owing to the lacklustre macroeconomic setting and the effects of SARS. But Lufthansa also reacted flexibly to the weak demand in these areas and cut back capacity sharply.

Lufthansa Cargo increased its available capacity in 2003 only marginally by 0.6 per cent, but even this small rise in output was not absorbed by the market. The sales volume decreased by 1.0 per cent, and as a result the cargo load factor fell by 1.0 percentage point to 65.6 per cent. Freight business, too, suffered from the further fall in average yields (–7.5 per cent). The adverse impact of exchange rate movements on the yield amounted to –9.9 per cent and was even greater than in the Passenger Business segment. Consequently, the traffic revenue generated by the Lufthansa Group's logistics subsidiary declined by 8.5 per cent to €2.1bn.

Other revenue 13.0 per cent lower

Other revenue likewise decreased. It totalled €4.3bn, which was 13.0 per cent (after adjustment: –13.5 per cent) lower than in 2002. This was chiefly due to altered exchange rates. The translation of the revenue of those companies that do not report in euro alone pushed down revenue by €364m in 2003 compared with the exchange rates that prevailed in 2002. As a result, overall revenue fell by 6.0 per cent to €16.0bn.

The respective shares of the Group's external revenue generated by the individual business segments were as follows: Passenger Business 61.2 per cent, Catering 13.8 per cent, Logistics 13.4 per cent, MRO 10.0 per cent, IT Services 1.4 per cent and START AMADEUS GmbH, which was included within the Service and Financial Companies segment for just two months, 0.2 per cent.

The share of traffic revenue in the Group's total revenue rose further last year to reach 73.1 per cent (2002: 70.9 per cent).

Other operating income down by 17.8 per cent

In the financial year 2003 other operating income amounted to €1.7bn, a year-on-year drop of 17.8 per cent (on a comparable adjusted basis: –23.4 per cent). The sale of tangible fixed assets (especially aircraft and spare engines) generated book profits of €178m, while the disposal of the complete equity stake in START AMADEUS GmbH achieved capital gains of €79m. In 2002, by comparison, we had recorded book profits totalling €503m. €414m of that was generated by the sale of the 25 per cent stake in DHL International Ltd. and a further €74m by the disposal of the remaining 49 per cent equity interest in the GlobeGround group.

Operating income also includes exchange rate gains which resulted primarily from currency movements between the time at which receivables and payables originated and the time of their realisation. They were €96m lower in 2003, although the corresponding exchange rate losses contained in other operating expenses also fell by €66m.

Operating expenses 2.1 per cent higher

Total operating expenses came to €17.9bn, which was 2.1 per cent higher than the corresponding figure in 2002 (on a comparable adjusted basis 0.7 per cent higher). Excluding the impairment losses amounting to €783m included in this item, operating expenses would have fallen over twelve months by 2.2 per cent (on a comparable adjusted basis by 3.7 per cent). The Group's successful cost management had a positive impact here. On the other hand, the effects of translating the amounts of companies that do not report in euro reduced operating expenses by €439m.

Cost of materials and services

The cost of materials and services totalled €7.2bn and thus equalled the 2002 figure. The change in the group of consolidated companies had little impact on this item, although the effects of translating the currency of the financial statements of foreign companies lowered the cost of materials by €177m.

We spent 0.4 per cent more on fuel, which weighed in at €1.4bn. On an adjusted basis the fuel bill would have declined by 1.4 per cent on the year. The volume of fuel consumed rose by 3.5 per cent (excluding the newly consolidated Air Dolomiti by only 1.7 per cent). In terms of US dollars, fuel prices, including price-hedging operations, grew by 16.0 per cent, whereas the euro's appreciation lowered this cost position by 19.1 per cent. In 2003 we again recorded a positive result from price hedging operations in US dollars of €121m; this outcome was €26m better than the comparable figure in 2002. The increase in expenditure on other raw materials and supplies by 1.0 per cent to €2.1bn was due exclusively to the first-time consolidated companies. Placed on a comparable basis with the range of consolidated companies as in 2002, this expense item would have decreased by 4.4 per cent or €96m.

The cost of purchased services totalled €3.7bn and matched the prior-year figure (on a comparable adjusted basis it went up by 2.7 per cent).

With a rise of 2.3 per cent to €2.3bn, fees and charges once more grew slightly faster than the output of the Group's airlines (+2.1 per cent). €817m of this was attributable to airport handling fees and €672m to air traffic control charges. The latter grew at the disproportionately rapid rate of 8.0 per cent.

The Lufthansa Group had to expend a lot more on chartering and operating lease agreements for aircraft last year. The chartering costs mainly relate to the interim leases of the Airbus A330/A340 aircraft. The cost of purchased services therefore increased overall by €97m (on a comparable adjusted basis). Other bought-in services remained at the previous year's level on balance.

Staff costs

The Lufthansa Group employed 0.7 per cent more employees on average last year than in 2002. Staff costs were reduced by 1.0 per cent to €4.6bn. Adjusted for the changes in the consolidated group in the two years, the annual average headcount contracted by 2.1 per cent compared with 2002 while staff costs decreased by 3.3 per cent or €0.2bn. The temporary measures to cut personnel expenses implemented in the spring and summer – a recruitment freeze, short-time working, reduced working hours – along with the impact of translating the amounts of companies that do not report in euro offset the additional expense arising from the new collective labour agreement that came into force on 1 January 2003.

In the year under review the Lufthansa Group had an average work-force of 94,798 persons for whom expenditure of €3.9bn was incurred for wages and salaries, €541m for social security contributions and €207m for retirement benefit obligations.

Depreciation, amortisation and impairment

The persisting crisis in the global air traffic industry in 2003 impaired the value of some of our fixed assets. We were therefore obliged to incur impairment losses totalling €783m. €27m of this related to nine aircraft and spare engines determined for sale and a total of €126m to intangible assets, buildings and other plant. The goodwill of the LSG Sky Chefs USA group was amortised by €580m and the goodwill resulting from the acquisition of BizJet International was adjusted downwards by €50m. In the financial year 2002 we had booked impairments on two aircraft and two buildings totalling €33m.

The scheduled depreciation and amortisation expenses in 2003 amounted to €1.1bn, which was 5.2 per cent less than in the previous year. In particular, depreciation of aircraft was €83m lower than a year before since in 2003 the depreciation term for a number of older aircraft had expired. The new aircraft, which were largely acquired at the end of the year, had no impact on the depreciation total.

Other operating expenses

Other operating expenses amounted to €4.1bn and recorded another marked decline. Altogether they were 6.5 per cent – on a comparable adjusted basis no less than 8.4 per cent – or €0.4bn lower than in 2002. Converging the amounts of companies that do not report in euro relieved this expense item by the sum of €65m. Sales commissions decreased by 12.9 per cent or €129m and thus again declined by a larger extent than traffic revenue. Exchange rate losses, too, fell like the exchange rate gains contained in other operating income by €66m. Virtually all other cost items could be reduced as well.

Insurance costs for flight operations remained at the previous year's high level and amounted to €102m.

Financial result and result after taxes

The financial result came to –€638m. This was made up of a negative contribution from subsidiaries, joint ventures and associates of –€137m, a slightly improved negative interest balance of –€341m and a deficit on the other financial items of –€160m.

The result from subsidiaries, joint ventures and associates, which in 2002 had already shown a negative balance of –€64m, deteriorated in 2003 by a further €73m. This was principally caused by the negative pro rata result of Thomas Cook AG measured using the equity method. It amounted to –€131m after –€67m in 2002. The likewise negative result from the Group's interest in British Midland plc of –€76m (2002: –€66m) contains a goodwill impairment of €66m (2002: €53m).

The improvement in the negative net interest result by 17.8 per cent reflects the reduction in the Group's net indebtedness in 2003.

The result from operating activities (–€147m) and the financial result add up to an overall loss from ordinary activities before taxes of –€785m. In 2002 we had posted a pre-tax profit of €1.0bn. Despite the negative pre-tax result, we incurred income tax charges totalling €164m, of which €101m was in respect of deferred tax expenses and €63m the actual income tax burden. The current income tax burden arose mainly from transfers to provisions for the tax authority audit in respect of the years 1996 to 1998 at Deutsche Lufthansa AG and income tax liabilities both in Germany and in other countries. Deferred income tax liabilities were incurred despite the negative result because no tax credits may be set up through deferred tax assets for major components contributing to the bottom-line loss – especially the goodwill amortisation. These charges cannot be offset against taxes. A tax breakdown, which details the income tax charges, is included in Note 17 to the Consolidated Financial Statements. After adding the cost of other taxes (€29m) and deducting the portion of the loss attributable to minority interests (€6m), the 2003 financial year closed with a net loss of –€984m. In 2002 we had posted a profit of €717m.

No dividend payment

Deutsche Lufthansa AG, as the parent company of the Lufthansa Group, posted a net loss for the year 2003 according to the German Commercial Code (HGB) of –€1.2bn which is fully offset by withdrawing €509m from the share premium account and €714m from retained earnings, so that the bottom line sums to zero. Given the loss it is impossible to pay a dividend for the financial year 2003. In 2002, based on a net profit of €1.1bn and after offsetting the loss of €797m brought forward from 2001, we had a balance of distributable earnings of €229m. It was appropriated to pay a dividend of €0.60 per share.

Capital expenditure and financing

Capital expenditure raised

Last year the Lufthansa Group invested a total of €1.2bn (2002: €880m). €567m was spent on four Airbus A340-600s, one Airbus A300-600, two Canadair CRJ200s and nine Canadair CRJ700s as well as advance payments on aircraft. Eight aircraft –three Boeing 737s and five Airbus A340-200s – were sold.

€223m was invested in acquiring equity stakes in other companies and in granting own funds and loans to subsidiaries and associates.

Operational cash flow totals €1.6bn

Despite the negative result, the Group generated a net cash flow from business operations of €1.6bn (see the Cash Flow Statement on page 117); this was only 31.6 per cent less than in 2002 (€2.3bn). The negative result before income tax in 2003, which was €1.7bn below the corresponding 2002 result, contained far higher depreciation allowances (+€829m) which boosted the cash flow. The year-on-year cash flow was additionally assisted by the much lower level of book profits from the disposal of fixed assets, which have to be subtracted from the cash flow total (+€267m). The change in working capital during the year under review was likewise positive, although it was slightly less than the prior-year figure (–€96m). Consequently, the cash flow decreased overall by only €0.7bn despite the much steeper drop in the result.

Net asset formation – the balance of expenditure and income from the purchase and sale of fixed assets, including the associated payment flows from these investments – was negative at –€557m. In 2002 the inflow of such resources had exceeded the outflow by €501m. Of the €1.0bn of liquid funds remaining after net asset formation, we invested €137m in securities, mostly on a short-term basis.

The Group's net indebtedness was reduced altogether by €542m and at the end of 2003 stood at €591m. This gives us a gearing – the ratio of net indebtedness to shareholders' equity shown on the balance sheet – of 22.3 per cent as against 27.5 per cent at end-2002.

Equity ratio falls to 15.9 per cent

The Group's shareholders' equity diminished by –€984m owing to the net loss, by –€229m as a result of the dividend payout for 2002, by –€189m because of the change in the reserves arising from the market valuation of financial instruments (with no impact on the income statement) and by –€70m owing to other neutral changes, especially due to currency translation. At the balance sheet date the Group's shareholders' equity totalled €2.7bn, which represents a contraction of €1.4bn compared with the 2002 total of €4.1bn. The equity ratio consequently declined to 15.9 per cent compared with 21.6 per cent at the end of 2002. The balance sheet shortened by

€2.4bn or 12.6 per cent to €16.7bn. On the assets side, fixed and current assets both decreased by €1.2bn. A contributory factor in the case of fixed assets was that the new acquisitions in 2003 not only failed to cover the unscheduled depreciation charges but also undershot the scheduled consumption of fixed capital, with the result that the book value of the fixed assets declined. Within the current assets total, the liquid funds were cut by €917m. €624m of this decline was due to the redemption of leasing liabilities from the available bank deposits – which in 2002 were included under liquid funds. Receivables and other assets went down by €270m.

On the liabilities side, the capital available to the Group on a long-term basis decreased by €1.3bn owing to the reduction of equity; the coverage rate of fixed assets by long-term liabilities came to 97.1 per cent and thus nearly matched the 2002 level of 97.8 per cent. Short-term debt was slashed by €1.1bn, of which €624m was due to the redemption of leasing liabilities from the available bank deposits.

Decline in net value added

In the financial year 2003 the Lufthansa Group generated net value added of €4.4bn; this was about €1.8bn less than in 2002. On the one hand this was attributable to a decline of €1.3bn in output, which was largely due to the fall in revenue. The latter was countered only to a small degree by a decrease of €189m in input. On the other hand the lower net value added was due to the rise of €687m in depreciation, amortisation and impairment. This includes the impairment of goodwill of the LSG group in the amount of €580m and additional impairments of €203m.

Value-added management

Since the beginning of 2000 the entire Lufthansa Group has been controlled in accordance with the principles of value-added management. The basis is the cash value added (CVA) concept. Lufthansa has put in place a closed system of value-added management which in the meantime is firmly entrenched in all planning, steering and control processes. Within this system the CVA is planned, reported and monitored at Group, segmental and divisional level. In addition, the CVA is included as an assessment variable in the remuneration system of top management. Our value-added management system was described in detail in the 2002 Annual Report, and the text can also be found on our website.

In the year under review we made some minor alterations to the segment-specific costs of capital vis-à-vis 2002 and adapted them to the current cost of capital.

Owing to the overall economic environment and the crisis in the air traffic industry in particular, we fell well short of maintaining the existing level of value with a CVA of −€745m in 2003. The development of the CVA over time shows that in our industry, with its strongly cyclical pattern of economic activity, it is difficult to achieve a positive CVA every year. The key requirement is to generate a positive contribution to the company value over a complete cycle.

Risk report

System for the early detection and management of risks

As an international airline Lufthansa is exposed both to general entrepreneurial risks and to industry-specific risks. Key areas of exposure are capacity and utilisation risks, strategy-related risks, political risks, operational risks, procurement risks, wage policy risks, IT risks plus financial and treasury management risks.

Lufthansa's risk management strategy permits it to exploit business opportunities that present themselves and to incur related risks as long as such risks are an unavoidable component of value creation. Risk management is a fundamental element of all business processes and decisions.

The targeted management of entrepreneurial opportunities and business risks alike is part and parcel of the Lufthansa Group's corporate strategy. Consequently, the Group's system for the early detection and management of risks consists of a multiplicity of components that are systematically embedded in the whole organisational and operational structure of the parent company and the entire Group. There is no autonomous organisational structure; instead, risk management is regarded as a prime responsibility of the managers of all business entities and of the process and project managers in the Group companies. One of their management responsibilities is to ensure that the staff are likewise integrated into the risk management system.

A Risk Management Committee, made up of the heads of corporate controlling, legal affairs, auditing, finance, accounting, financial statements and insurance departments, makes sure that risks are identified and assessed continuously across functions and processes. All major potential risks to the Group's profitability or basis of existence are documented in a risk map which is regularly updated and extended. Major risks are defined as dangers which per se might cause damage equal to at least one third of the result necessary to maintain the Company's inherent value. Due account is taken of potential interdependencies between different risks. The Risk Management Committee is responsible for the system's constant further refinement and for verifying its effectiveness. It reports regularly to the Executive Board. The Committee further develops the basic principles of risk policy and oversees their compliance. It also communicates the Group's risk policy, defines the documentation requirements and initiates any necessary reviews of specific aspects of the risk management system by the internal auditing department.

The measures designed to ensure the early detection, limitation and elimination of these risks within the framework of Lufthansa's risk management system are themselves regularly reviewed and reinforced. Over and above appropriate insurance solutions, countermeasures specific to each individual risk situation are envisaged for the purpose of limiting and overcoming risks. The experience following the events of 11 September 2001 as well as the Iraq war and the SARS epidemic, together with their ensuing consequences during the year under review, has confirmed the effectiveness of the existing risk management system.

An analysis of risks, together with possibilities of limiting and overcoming them, also forms an integral part of the Group's strategy development process and is incorporated into Operational Group Planning.

The independent auditing company PwC Deutsche Revision AG examined Deutsche Lufthansa AG's system for the early detection of risks as part of its audit of the annual accounts. It confirmed that the system meets the defined requirements.

Risks of future development

In the following we have listed all the major risks of which we are aware that could affect the development of the Lufthansa Group in the coming years. The permanent monitoring and evaluation of such situations and the initiation of timely countermeasures form part of the functioning risk management system of the Lufthansa Group.

Cyclical and competitive risks

General economic fluctuations and geopolitical developments have a fundamental influence on the business performance of the Lufthansa Group. For example, the Iraq conflict, the outbreak of SARS and the stagnating global economy seriously handicapped the business activity of the entire aviation industry in the financial year 2003. The commercial success of an aviation group depends on how flexibly it can react to changes in demand and in the competitive environment. Lufthansa Cargo and Lufthansa's passenger airlines have attuned their capacity management to cope with rapid changes and are in a position to flexibly tailor their supply to market developments. But given falling average yields, this does not suffice to earn the profits that will assure the Group's future. The introduction of further flexibility into fixed cost items, such as staff costs, is a crucial requirement. This necessitates competitive pay settlements specific to each individual business segment to enable the Group to keep pace with the new market challenges posed notably by no-frills carriers in Europe. To this end the Lufthansa Group is engaged in discussions with the trade unions.

Besides adjustments in staff costs, the changed competitive environment calls for a radical overhaul of production concepts if Lufthansa is to compete with the unit costs of the no-frills carriers and participate successfully in the low-fare segment in response to additionally generated demand for intra-European flights. Lufthansa German Airlines has revised its production processes within the framework of the project "Future European Operations" and will realign its continental traffic starting with the summer timetable in 2004.

Following a general trend in the global airline industry, Lufthansa terminated the traditional commercial agent agreements with German travel agencies at the beginning of 2004 and will switch to net pricing arrangements with its distribution partners as from 1 September 2004. This will mean that in future the value added by the travel agencies will be remunerated – as is already the case in the USA – by the traveller and not by the

airline. Lufthansa will continuously monitor the potential consequences of the new model for the travel agents' recommendation policy and practice towards their customers as well as the degree of acceptance of the new model in Germany.

Furthermore, in order to safeguard profitable average yields an airline must offer business passengers a product and service profile that is qualitatively more clearly differentiated from the low-fare segment and meets business travellers' needs for a speedy ground service and a convenient flight. In both continental and intercontinental traffic, therefore, Lufthansa has adopted and communicated marked improvements in its Business Class product which will likewise be implemented in 2004. Together with the improvement forecast for the overall economy, this is expected to stimulate a perceptible increase in the demand for premium-fare tickets.

Capital market risks

Lufthansa's international business activities expose it to both exchange rate and interest rate fluctuations in the international money, capital and foreign exchange markets. Internal guidelines lay down that half the cost of US dollar-denominated investments in aircraft is to be hedged as soon as an outright purchase contract is signed. Hedging of the other half is undertaken depending on current market developments. A maximum of 75 per cent of the planned net payment flows in individual currencies are hedged for up to 36 months. Variable-rate interest payables are hedged up to 100 per cent.

This hedging strategy to limit the aforementioned price risks is laid down by the Executive Board of Deutsche Lufthansa AG. It is documented in internal guidelines; compliance with those guidelines is continuously monitored by the Group's internal audit division. Appropriate management and control systems are in place for ongoing risk measurement, surveillance and management. The Supervisory Board is regularly informed of the exposure positions and the hedging results achieved.

Note 39 to the Consolidated Financial Statements gives a detailed account of the state of the exchange rate, interest rate and fuel price hedging operations.

Liquidity risks

The intensity with which global economic and geopolitical crises, terrorism and epidemics can affect the air traffic industry highlights the risk of inadequate liquidity reserves. Lufthansa has further improved its sophisticated financial planning systems. On the basis of multi-year plans and crisis simulations the level of the liquidity reserves considered necessary, defined as cash reserves plus free credit lines, has been adjusted accordingly and to date has not been undershot.

Hedging the fuel price risk
Fuel consumption remains a major cost item for the entire air traffic industry. In the year under review it made up over 7.6 per cent of the Lufthansa Group's total operating expenses. Large swings in kerosene prices can have a significant impact on the operating result. The risk of unfavourable fuel price movements is limited by the use of various hedging instruments for the crude and heating oil market. The Lufthansa Group's hedging strategy is aimed at neutralising the price risk of up to 90 per cent of anticipated fuel consumption in the following 24 months on a revolving basis. At the reporting date around 72 per cent of the anticipated fuel needs for the financial year 2004 were hedged. For around 35 per cent of the hedged requirements for 2004 the effect of the hedges against price increases is limited by offsetting transactions to an average crude oil price level of approximately US$30.5/bbl.

Insurance risks
The cost of insuring the fleet surged dramatically following 11 September 2001 and since then has remained at a very high level. This is due to the huge additional premiums that are now being charged for insuring against the risk of war and similar events. Lufthansa is therefore closely monitoring the ongoing development of the existing models for insuring against terror risks. This requires ongoing intense cooperation between all market participants and the international community. Since March 2003 the Lufthansa fleet has had renewed third-party liability cover of US$2bn. Lufthansa has taken out this insurance protection despite higher costs in order to avoid economic risks.

Infrastructure risks
The planned extension of the runway system at Frankfurt Airport assumes considerable importance for Lufthansa's long-term competitiveness. The state government of Hesse (in which Frankfurt is located) has likewise expressed its assent to an extension of the runway system following the clear recommendation given by the "mediation group" of independent experts. The extension project is a key precondition for securing Frankfurt Airport's future as an international air traffic hub. The same applies to the construction of the maintenance hangar for the new Airbus A380 superjumbo that is scheduled to go into service from 2007. However, the operational restrictions that have meanwhile been introduced into the public debate on extending the airport would obstruct its efficient use. In particular, a practicable solution allowing a certain amount of night flights is crucial. If such a solution is not found, Lufthansa's passenger airlines and Lufthansa Cargo would have to refocus part of their flight schedule structure in the medium term on other suitable alternative hubs.

Bottlenecks in European air traffic control systems are continuing to cause substantial flight delays. The infrastructural shortcomings are burdening the profitability of all European airlines. In addition, they are jeopardising the sector's ability to keep pace with the growing demand for air transport services. Together with other airlines, Lufthansa is therefore pressing the European Commission and the national governments to create an efficient system of air traffic control throughout Europe. For a long time now Lufthansa has underscored the importance of the infrastructural setting and has institutionalised this with the joint initiative "Air Traffic for Germany" with the respective partners – i.e. airports, air traffic control authorities, industry associations and political bodies.

Risks relating to the development of alliances

One of the mainstays of Lufthansa's commercial success is its integration into the world's leading airline partnership system, the Star Alliance. The loss-making situation in which many of the airlines worldwide at present find themselves has, in the case of some of Lufthansa's partners, assumed proportions that threaten their existence. Our US partner United Airlines filed for protection from creditors in December 2002 with a view to achieving restructuring under Chapter 11 of the US insolvency law. Our Canadian partner Air Canada followed suit on 1 April of the year under review with a corresponding CCAA application under Canadian insolvency law. In both cases the restructuring process is still underway and has led to marked improvements in the airlines' cost structure. Lufthansa is closely monitoring developments at United Airlines and Air Canada and is actively supporting their restructuring measures in an advisory capacity. A long-term cooperation agreement has been signed with Air Canada which, subject to the approval of the Canadian insolvency court, will safeguard a continuation of the mutual collaboration. The Star Alliance's presence in the USA was additionally underlined by the decision to admit US Airways as a new member. It is anticipated that United Airlines and Air Canada will conclude their restructuring process and return to normal competitive operation in the course of 2004.

Risks relating to Group companies

Lower passenger volumes, a cutback in flight capacity and reductions in the in-flight service by US airlines in the wake of the terror assaults of 11 September 2001 have also heavily affected the airline catering business of the LSG Sky Chefs group. Owing to the muted macroeconomic momentum

and the crisis affecting the established airlines, the anticipated recovery of demand for airline catering services, especially in the USA, has not yet occurred. Despite capacity cuts and rigorous cost management it has so far not been possible to stabilise the result situation. The Lufthansa Group has duly recognised this development and, after reviewing its overall investment in the LSG Sky Chefs USA group, has written down the latter's stated value by a total of €671m. €580m of this write-down relates to goodwill. In addition, it has initiated steps to streamline its portfolio such as selling the US business segment Convenient Meal Solutions (Chef Solutions).

The cyclical uncertainties in Germany, the fall in households' average disposable income and the persisting fears of possible terrorist attacks weighed heavily on the leisure travel business of the Thomas Cook group and led to excess hotel and airline capacities. The changed pattern of leisure travel behaviour and the growing importance of the individual assembly of holiday components, including online bookings, pose new challenges for the Thomas Cook group. Capacity adjustments were initiated with the sale of twelve Boeing 757-200 aircraft at the beginning of 2004. The new management team that was appointed at the start of the year is concerning itself with the group's strategic repositioning.

Other risks

Lufthansa has now settled the class action filed against 17 airlines in the USA in September 2002 regarding an alleged anti-competitive collusion in connection with a reduction of commission payments by concluding a compromise with the plaintiffs.

The Group's strategy

Lufthansa Group focused on its strengths: quality and innovation

The delayed recovery of the global economy owing to the Iraq war and SARS hampered the Lufthansa Group's development in 2003. Thanks to our factors of success – a high degree of flexibility, systematic value-based cost and revenue management as well as our financial soundness and continuity – we were able to limit the consequences of the crisis.

Our current focus is to increase the level of investment in our products so as to permanently safeguard Lufthansa's competitiveness. A customer-oriented philosophy as well as enhanced product quality and differentiation are our guiding principles. At the same time our strategy is geared to optimising our cost structures and increasing our flexibility. Thus the goal of the "Concerted Campaign Human Resources" is to continue to establish flexible working-time models and remuneration systems in all business segments.

Strategies of the business segments

Our core passenger business is well positioned as a network airline in the changing European airline industry and will extend its leading role. Given the successful development of the Star Alliance – in 2003 Asiana, Spanair and LOT Polish Airlines became new members and in 2004 US Airways will join – we shall continue to base our strategy on partnerships and alliances. We are pressing ahead with deeper integration with a view to systematically exploiting potential synergies for mutual commercial benefit.

Similarly, we have brought together our Lufthansa partners under the joint brand "Lufthansa Regional" with a view to optimising the collaboration. This enables us to offer our passengers a comprehensive and high-quality range of direct flights and feeder services also in the regional segment.

Ongoing cost and revenue management aimed at enhancing the Group's value, increasing our flexibility so as to strengthen our resilience to crises plus the long-term safeguarding of our infrastructural requirements remain key strategic tasks. By means of the joint initiative "Air Traffic for Germany" together with our partners – Frankfurt and Munich airports, the air traffic control authority, industry associations and political bodies – we are seeking to safeguard Germany's long-term competitiveness in the field of international aviation.

Lufthansa Cargo is strategically well positioned as a leading provider worldwide in the airport-to-airport freight segment. Through our partnership with DHL we can further optimise our capacity utilisation. We shall also continue to differentiate ourselves from our competitors through our innovative leadership in respect of our product and service portfolio. At the same time we are endeavouring to improve our cost position by standardising the fleet and optimising ground processes.

Lufthansa Technik occupies the number one spot in the world as an independent full service supplier of aircraft maintenance, repair and overhaul services. Its core business is being extended from traditional aeronautical repairs to integrated service packages including engineering and

logistics services. Thanks to our strategy of internationalisation, we not only offer our clients local production platforms but can also ensure an internationally competitive cost base.

LSG Sky Chefs is a leading provider of airline catering services. The Catering segment will take further measures in response to the changed demand situation, especially in the USA. To stabilise the result position additional efficiency-boosting measures are being implemented in conjunction with portfolio adjustments and product innovations such as "buy-on-board" concepts.

Lufthansa Systems occupies a leading place as a specialist provider of services in the aviation IT market. In particular, the Group companies and their partners rely on Lufthansa Systems as a strategic IT provider.

With our equity interest in Thomas Cook AG we have achieved a foremost position in the European leisure travel market. The enduring changes in leisure travel behaviour in the core markets require flexible responses. The establishment of profit centres and capacity adjustments were first steps in this direction.

Further development of the Aviation Group

The Aviation Group has been subject to considerable stresses and strains over the past few years. Our portfolio of businesses is stable but not static. Our largest business segment is and will remain passenger business. In building up and extending business segments we focus on our core competencies and existing stock of assets.

Personnel strategy

Ongoing flexibility is also assuming growing importance in the Lufthansa Group's personnel strategy. This is crucial since in the volatile air traffic business the ability to increase the variability of staff costs is a factor of key competitive importance. Lufthansa and its labour negotiation partners have past experience of finding answers to the need for flexibility in the wake of critical developments. For example, the latest collective pay agreement for ground and cabin staff included a clause safeguarding jobs during crises. This enables the weekly working time to be cut by up to 2.5 hours without financial compensation in a crisis situation. Should further reductions in working hours become necessary, these are possible on the basis of remunerating half of the reduced hours. For the future Lufthansa is seeking to write such crisis clauses into all settlements so as to have an instrument for responding rapidly to a crisis in addition to the possibility of short-time work permitted under national legislation.

These efforts are being accompanied and backed by the further use of flexible working-time models and remuneration systems in all business segments, the components of which are adapted to each segment's specific situation. These also include temporary employment contracts, the loaning of workers, seasonal working, on-call working and the selective deployment of part-time staff. The objective is to be able to react as extensively and quickly as possible to waxing and waning fluctuations in production.

Financial strategy

Lufthansa's forward-looking and long-term financial strategy is based on a well matched balance sheet structure, independence and confidence.

A well matched balance sheet structure is the principle item of the financial strategy. The young and largely debtless fleet ensures high operational and financial flexibility. With a view to maintaining an optimal capital structure a target range of 40–60 per cent was defined for the Group's gearing. Lufthansa will ensure that the capital structure will remain optimal even during the ambitious capital expenditure programme in the coming years.

A permanently available liquidity reserve guarantees Lufthansa independence in its financing operations. It protects the Group against cyclical fluctuations in business activity and volatile financial markets. In order to safeguard this independence over the long term, Lufthansa has started in 2004 to arrange for the segregated funding of future pension payments. In a two-stage model the resources will first be allocated to an on-balance-sheet special fund and then transferred in due course to a contract trust arrangement (CTA).

Investors place great trust in Lufthansa's corporate profile. They support this through long-lasting partnerships. This trust is also reflected in the credit ratings of Standard&Poor's and Moody's, which rate Lufthansa as the best European airline.

The balanced financial profile and the trust shown by investors give Lufthansa a choice among a diverse range of alternatives to optimise its financing. As a result, Lufthansa occupies an outstanding position within the industry.

Outlook

The factors that burdened the result position in 2003 – the Iraq war and SARS – lessened in importance as the year wore on. In particular, the radical measures taken from February 2003 concerning capacity adjustments, cost reductions in all areas and the D-Check programme had the intended effect on the operating result.

Yet the expected economic upturn did not occur. Especially in Germany and Europe growth rates decreased continuously. In the United States GDP growth rose over the year as a whole by some 3 per cent, but this had no pronounced knock-on effect on the other economic regions. In Japan the economy picked up unexpectedly in mid-2003 and closed the year with a rate of growth in GDP of around 2 per cent.

For 2004 aggregate output is once again expected to grow in the world's major economic regions. According to the latest forecasts, the US economy is projected to expand by more than 4 per cent. But in Europe and Germany, too, moderate GDP growth of up to 2 per cent is currently anticipated.

Even if the expectations of an economic revival are confirmed and growth is also beginning to have an impact on consumer behaviour, uncertainty remains concerning the scale and duration of the upturn. In particular, the overall economic upswing is dependent on the course of development in the USA. Other than that, it is difficult to estimate the further effects on the global economy and on air traffic.

Lufthansa will therefore continue, as in 2003, to keep capacity tight and align it strictly with the trend in demand.

At the same time we are continuing to work at full speed on the "Future European Operations" project as part of our action plan. The first measures aimed at enhancing our product and boosting productivity will be implemented this summer. The activities in the "Air Traffic for Germany" initiative and the "Concerted Campaign Human Resources" are being vigorously continued. They are the basis for ensuring that Lufthansa will be able in the coming years, too, to participate in the growth in international air traffic and defend its leading position in the industry.

Based on the assumption that no further crises occur to hamper the course of business activity in the current year, we expect to improve our operating result significantly and again post a positive net result in 2004.

Outlook for the individual business segments

Passenger Business segment

The strategy of the Passenger Business segment is geared to returning to a path of value-creating production via productivity increases and product differentiation. This needs to be underpinned by an improvement in the underlying political and economic conditions in Germany.

The first indications of a general economic revival are having a positive impact on the course of business of Lufthansa's passenger airlines. However, the further commercial performance of the Passenger Business segment will be shaped by the permanent changes in the operating environment and the persisting latent uncertainty about future macroeconomic development. The greater competition from the no-frills carriers will maintain the pressure on average yields in the continental air traffic segment. By contrast, it is unlikely that the effects of the emerging consolidation in the airline sector will have an impact on the financial year 2004.

In intercontinental traffic the general economic upturn and the overcoming of SARS are leading to a return to the previous growth path, especially in the Asia/Pacific traffic region with its traditionally strong yields.

For 2004 the Passenger Business segment anticipates a better operating result than in 2003.

Logistics

In 2004 Lufthansa Cargo will continue to face major challenges owing to the general economic environment. In addition to the macroeconomic setting, above all the persistent strength of the euro will have a decisive influence on the commercial performance of the Group's logistics division.

In the current year Lufthansa Cargo will continue to review the core processes throughout the company and focus them on the customer. Additional focal points will be deepening the cooperation with the Deutsche Post World Net subsidiary DHL Express, the fleet rollover of the Boeing 747-200 cargo aircraft to MD-11 freighters and the expansion of the security hub in Frankfurt, exclusively for Lufthansa Cargo customers. Moreover, the process improvements initiated in the context of the D-Check project will have a full impact for the first time in 2004.

With the successful implementation of the measures that it has set in train, the Logistics group expects to again achieve a positive operating result in 2004.

Maintenance, Repair and Overhaul

Lufthansa Technik likewise faces new challenges ensuing from the structural changes occurring in the global aviation industry. The persisting cost pressures on all airlines are already having a marked effect on both the volume of new business and the profit margins of providers of MRO services.

Lufthansa Technik continues to face demands for price concessions from its customers. In view of the competitive situation on the market for MRO services, it is likely that the pressure on margins will intensify further.

Lufthansa Technik anticipates further declining average yields per contract as orders for MRO work are being placed on an ever-smaller scale in the wake of the ongoing crisis in the air traffic industry.

A range of optimisation measures are being taken to combat these developments. In addition, in the framework of the strategic partnership with Lufthansa's passenger airlines, joint efforts are being made in product teams (maintenance, components, overhaul and engines) on various cost-cutting and efficiency-boosting projects.

Lufthansa Technik anticipates a growth in revenue in 2004 which will make it possible to at least match the operating result posted in 2003.

Catering

The business prospects of the LSG Sky Chefs group depend on the economic development of the aviation industry. The company's strategy is geared to lifting the profitability of its core business, airline catering. Along with this LSG Sky Chefs plans to sell its US business Convenient Meal Solutions (Chef Solutions) in 2004.

In the current year LSG Sky Chefs is concentrating on further reducing costs and will launch a number of initiatives in response to the weak operational setting with its shrinking flight numbers and reduced on-board service. LSG Sky Chefs will extend its product range, further pursue its cost management strategy and take selective portfolio management measures. Special initiatives will be aimed at the smaller number of flights and the resultant reduction in the demand for in-flight meals. The safeguarding and extension of our sales volume in the airline catering segment, the ongoing development of the "buy-on-board" product and a lean organisational structure are the chief initiatives. Lean enterprise stands for cost reduction not only in production but also in administration. At the same time quality and reliability are to be enhanced worldwide.

The management is convinced that the successful implementation of the aforementioned initiatives will enable the company to stabilise itself in the present economic environment, to build up growth potential for the future, improve profitability and reduce the risks to its business. In particular, in the event of the stabilisation of the airline industry and a timely disposal of Chef Solutions, the company is confident that in 2004 it can again turn in a positive segment result and also achieve a sustained improvement in its operating result.

Thomas Cook

The macroeconomic setting in the major markets improved at the end of the 2002/2003 business year. The barometers of sentiment for the overall economy are pointing upwards. That should also give a boost to the tourist trade.

Pre-bookings for the full 2003/2004 business year are above the corresponding prior-year levels. With its numerous product innovations Thomas Cook has created promising prospects of being able to participate in the growth.

However, Thomas Cook is not relying exclusively on a revival of revenue. It is equally important that the measures already adopted in the 2002/2003 business year under the name "Project ONE" are rigorously implemented. In addition, the company's business set-up is being revamped so as to make the group's organisational and operational structures and processes more profitable. This notably includes the reduction of flight capacities, especially in the German market, which has already been implemented.

Thomas Cook expects to post a significantly better result in the 2003/2004 business year. However, a positive group result is not likely to be achieved yet.

IT Services

As it is dependent on the overall economic situation, the airline sector anticipates that the difficult business trend will continue in 2004. Lufthansa Systems nonetheless perceives particular opportunities on account of its high level of expertise in the fields of consultancy, software development and the software integration of airline and aviation processes.

Over and above this, Lufthansa Systems offers a comprehensive portfolio of business process outsourcing (BPO) services and expects above-average growth in this line of business.

Another component of the group's strategy is that in the technology and infrastructure business it also serves clients outside the airline and aviation market who have similar demands regarding quality, security and reliability as airline customers.

In addition to its traditional licensing and consulting business, Lufthansa Systems will also continue to extend its application service providing (ASP) activities. Thus in the current year, too, a substantial percentage of the group's revenue is expected to be generated from operating business, which is founded on long-term and stable customer relationships.

All in all, the growth achieved during the past few years in the market with non-Group customers will be maintained. Besides the "domestic market" of Europe efforts are being made to increase the penetration of the markets in the Americas and Asia/Pacific.

Lufthansa Systems anticipates that its buoyant operating result will be maintained in the current year and that it can turn in an operating result above the 2003 level.

Major events after year-end closure

Lufthansa offered AK Industriebeteiligungs GmbH the option of acquiring a further 24.1 per cent of the shares in Eurowings. On 2 January 2004 AK Industriebeteiligungs GmbH stated its acceptance of this offer. The offer will become effective 90 days after receipt of the statement of acceptance, i.e. on 1 April 2004.

In January Lufthansa altered the structure of its regional network and put its cooperation with partner airlines Eurowings, Augsburg Airways, Contact Air, Lufthansa CityLine and Air Dolomiti on a new footing. The aircraft of the partner airlines are now deployed on a "wet lease" basis, meaning that Lufthansa defines the production platform and assumes the commercial risk associated with network operations. This is expected to yield cost savings amounting to a three-digit million total.

On 13 February 2004 Deutsche Lufthansa AG placed a 13.2 per cent stake in Amadeus Global Travel Distribution S.A. via the Madrid stock exchange. The 78 million A-shares were sold to institutional investors at a price of €5.05 per share. Lufthansa will receive an income of €394m from this transaction. As a result, book profits of around €290m will accrue to the Lufthansa Group in the current financial year. Lufthansa's remaining stake in Amadeus has consequently fallen from 18.3 to 5.1 per cent.

At the end of 2003 Lufthansa announced its intention to introduce a net pricing model in Germany with effect from 1 September 2004. This new distribution model will abolish the current sales representative status of the travel agencies and hence also the commissions which Lufthansa has paid in the past. In future travel agencies will charge a service fee, to be set at their own discretion, for their mediation and consultation activities direct to the customer. Those travel agents which had not signed the new distribution contract by the deadline of 14 February 2004 have since received notice of termination of their distribution agreement. This ensures a uniform change-over to the new distribution model at the start of September. The restructuring of the distribution arrangements was approved by the big travel agency chains. However, smaller travel agents and the national associations that represent them have opposed the change and announced that they will file legal appeals.

Projections of future developments

This Annual Report contains figures and forecasts relating to the future development of the Lufthansa Group and its affiliated companies. These forecasts are estimates which we have made on the basis of all the information available to us at the present time. If the assumptions underlying the forecasts should prove erroneous or if potential risks – such as those mentioned in the Risk Report – should become reality, the actual results may deviate from current expectations.

Independent Auditors' Report[1]

We have audited the consolidated financial statements prepared by Deutsche Lufthansa Aktiengesellschaft for the financial year from 1 January to 31 December 2003, comprising balance sheet, income statement, statement of changes in equity, cash flow statement and the notes to the financial statements. The preparation and the contents of the consolidated financial statements in accordance with the International Financial Reporting Standards by the IASB (IFRS) are the responsibility of the Company's Executive Board. Our responsibility is to assess on the basis of our audit whether the consolidated financial statements comply with the IFRS.

We have conducted our group audit in accordance with German auditing standards, the generally accepted standards for the audit of financial statements promulgated by the Institut der Wirtschaftsprüfer (Institute of Public Auditors in Germany) as well as the International Standards on Auditing (ISA). Those standards require that we plan and perform the audit in such a way as to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatements. Knowledge of the business activities and the economic and legal environment of the Group as well as evaluations of possible misstatements are taken into account in the determination of audit procedures. Performing an audit includes examining, on a test basis, the evidence supporting the amounts and disclosures in the consolidated financial statements. It also includes assessing the accounting principles used and significant estimates made by the management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements in compliance with the IFRS give a true and fair view of the net assets, financial position and results of operations of the Group and its cash flows in the financial year.

Our audit which, in accordance with German auditing standards, also covered the group management report prepared by the Company's Executive Board for the financial year from 1 January to 31 December 2003, has not led to any reservations. In our opinion, the management report provides, together with the other information contained in the consolidated financial statements, a fair understanding of the Group's position and suitably presents the risks to its future development. We also confirm that the consolidated financial statements and the group management report for the financial year from 1 January to 31 December 2003 meet the requirements for the Company to be exempted from the obligation to prepare consolidated financial statements and a group management report under German law.

Düsseldorf, 9 March 2004

PwC Deutsche Revision
Aktiengesellschaft
Wirtschaftsprüfungsgesellschaft

Pape	Dr. Husemann
Wirtschaftsprüfer	Wirtschaftsprüfer

[1] See "Information Regarding the Auditors Report" on page ix of this Offering Circular.

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Consolidated Annual Financial Statements and Group Management Report for the Financial Year 2002

Consolidated Income Statement for Financial Year 2002

	Notes	2002 €m	2002 €m	2001 €m
Traffic revenue	6)	12,031.9		12,253.0
Other revenue	7)	4,939.5		4,437.0
Revenue			**16,971.4**	**16,690.0**
Changes in inventories and work performed by the enterprise and capitalised	8)	15.6		25.8
Other operating income	9)	2,102.3		1,472.9
Cost of materials	10)	- 7,196.0		- 7,623.5
Staff costs	11)	- 4,660.1		- 4,480.6
Depreciation and amortisation	12)	- 1,243.3		- 1,714.1
Other operating expenses	13)	- 4,397.8		- 4,686.1
Profit/loss from operating activities			**+1,592.1**	**- 315.6**
Result from investments accounted for using the equity method	14)	- 91.4		- 15.9
Other income from subsidiaries, joint ventures and associates	14)	+ 28.0		+ 60.3
Net interest	15)	- 415.1		- 397.9
Other financial items	16)	- 161.2		- 75.6
Financial result			**- 639.7**	**- 429.1**
Profit/loss from ordinary activities			**+ 952.4**	**- 744.7**
Other taxes	17)		- 47.7	- 62.2
Profit/loss before income taxes			**+ 904.7**	**- 806.9**
Income taxes	17)		- 182.8	+ 202.4
Result after taxes			**+ 721.9**	**- 604.5**
Minority interests			- 5.1	- 28.7
Net profit/loss for the period			**+ 716.8**	**- 633.2**
Basic earnings/loss per share	18)		**€ +1.88**	**€ -1.66**
Diluted earnings per share	18)		**€ +1.75**	**-**

Consolidated Balance Sheet as of 31 December 2002

Assets	Notes	31.12.2002 €m	31.12.2002 €m	31.12.2001 €m
Intangible assets	20)	1,714.7		1,909.9
Aircraft and spare engines	21)	6,988.8		7,551.7
Other tangible assets	22)	1,359.5		1,351.6
Investments accounted for under the equity method	24)	913.6		1,275.9
Other financial items	24)	737.1		797.3
Fixed assets	19)		**11,713.7**	**12,886.4**
Repairable aircraft spare parts			**389.1**	**357.6**
			12,102.8	**13,244.0**
Inventories	25)	397.2		383.7
Trade receivables	26)	1,630.0		1,747.4
Other receivables and other assets	26)	1,044.7		1,301.4
Securities	27)	583.6		5.5
Cash and cash equivalents	28)	3,054.2		1,176.7
Current assets			**6,709.7**	**4,614.7**
Income tax assets	17) 29)		**205.1**	**262.0**
Prepaid expenses	30)		**119.3**	**85.2**
Total assets			**19,136.9**	**18,205.9**

Shareholders' equity and liabilities	Notes	31.12.2002 €m	31.12.2002 €m	31.12.2001 €m
Issued capital	31)	976.9		976.9
Capital reserve	32)	809.2		680.8
Fair value reserves		107.5		175.5
Retained earnings	32)	1,514.8		2,298.1
Net profit/loss for the period		716.8		- 633.2
Shareholders' equity			**4,125.2**	**3,498.1**
Minority interests			**46.8**	**30.1**
Retirement benefit obligations		4,019.5		3,700.5
Provisions for income taxes		260.9		166.6
Other provisions and accruals		3,515.4		2,996.3
Provisions and accruals	33)		**7,795.8**	**6,863.4**
Long-term borrowings	34)	4,713.4		4,445.7
Trade payables	35)	938.5		1,126.4
Other liabilities	35)	1,285.4		1,901.2
Liabilities			**6,937.3**	**7,473.3**
Deferred income	36)		**231.8**	**341.0**
Total shareholders' equity and liabilities			**19,136.9**	**18,205.9**

Consolidated Statement of Changes in Shareholders' Equity

	Issued capital €m	Capital reserve €m	Fair value reserves hedging instruments €m	Fair value reserves other financial assets €m	Currency translation differences €m	Retained earnings €m	Net profit/loss for the period €m	Total €m
Balance on 31 December 2000	**976.9**	**680.8**	**–**	**–**	**- 6.1**	**1,772.9**	**689.0**	**4,113.5**
First-time application of IAS 39 Adjustments as of 1 January 2001	–	–	275.2	58.5	–	40.9	–	374.6
As adjusted on 1 January 2001	**976.9**	**680.8**	**275.2**	**58.5**	**- 6.1**	**1,813.8**	**689.0**	**4,488.1**
Transfers	–	–	–	–	–	460.0	- 460.0	–
Dividends	–	–	–	–	–	–	- 229.0	- 229.0
Net loss for the period	–	–	–	–	–	–	- 633.2	- 633.2
Changes in fair value	–	–	59.2	- 15.4	–	–	–	43.8
Transfers to acquisition cost	–	–	- 64.7	–	–	–	–	- 64.7
Transfers to the income statement	–	–	- 75.0	- 62.3	–	–	–	- 137.3
Other neutral changes	–	–	–	–	- 15.5	+ 45.9	–	+ 30.4
Balance on 31 December 2001	**976.9**	**680.8**	**194.7**	**- 19.2**	**- 21.6**	**2,319.7**	**- 633.2**	**3,498.1**
Transfers	–	–	–	–	–	- 633.2	+ 633.2	–
Dividends	–	–	–	–	–	–	–	–
Net profit for the period	–	–	–	–	–	–	716.8	716.8
Changes in fair value	–	–	38.9	11.3	–	–	–	50.2
Transfers to acquisition cost	–	–	- 30.3	10.0	–	–	–	- 20.3
Transfers to the income statement	–	–	- 98.5	0.6	–	–	–	- 97.9
Other neutral changes	–	128.4	–	–	- 44.4	- 105.7	–	- 21.7
Balance on 31 December 2002	**976.9**	**809.2**	**104.8**	**2.7**	**- 66.0**	**1,580.8**	**716.8**	**4,125.2**

Currency translation differences are disclosed under retained earnings in the balance sheet. The other neutral changes result mainly from changes in the capital of investments accounted for under the equity method. The neutral change in the capital reserve includes the premium from the floatation of the bond of 4 January 2002.

Note to the Consolidated Cash Flow Statement

The cash flow statement shows the change in cash and cash equivalents of the Lufthansa Group in the year under review. As required by IAS 7, cash flows have been divided into operating cash flow (corresponding to the cash inflow from operating activities) as well as investing and financing activities. Cash and cash equivalents disclosed in the cash flow statement comprise bank balances (without time deposit credit balances) and cash in hand. The balance of liquid funds in a wider sense can be determined by including securities held as current assets and long-term time deposit credit balances.

Consolidated Cash Flow Statement

	2002 €m	2001 €m
Cash and cash equivalents on 1 January	**378.3**	**385.8**
Profit/loss before income taxes	904.7	- 806.9
Depreciation of fixed assets (net of reversals)	1,251.0	1,798.9
Depreciation of repairable aircraft spare parts	47.7	39.1
Result from fixed asset disposal	- 495.3	- 164.1
Result from investments accounted for under the equity method	19.9	15.9
Net interest	415.1	397.9
Income taxes paid	0.2	- 7.4
Changes in inventories	- 13.5	- 130.9
Changes in receivables, other assets and prepaid expenses	204.1	- 988.8
Changes in provisions and accruals	758.5	1,107.4
Changes in liabilities (without borrowings)	- 573.7	394.5
Other	- 207.1	80.1
Cash flows from operating activities	**2,311.6**	**1,735.7**
Purchase of tangible assets and intangible assets	- 363.7	- 1,355.2
Purchase of financial assets	- 90.3	- 139.1
Additions to repairable aircraft spare parts	- 79.1	- 47.8
Proceeds from sale of non-consolidated equity investments	807.6	111.3
Acquisition of non-consolidated equity investments	- 125.4	- 365.7
Acquisition of consolidated equity investments*	- 10.1	- 1,192.5
Proceeds from disposals of intangible assets, tangible assets and other financial assets	176.4	379.6
Interest received	136.0	98.3
Dividends received	49.8	79.8
Net cash used in investing activities	**501.2**	**-2,431.3**
Securities/fixed-term deposits	- 578.1	- 219.9
Net cash used in investing activities and cash investments	**- 76.9**	**-2,651.2**
Premium from bond floatation	128.4	-
Long-term borrowings	1,019.9	1,413.3
Repayments of long-term borrowings	- 530.9	- 527.8
Other borrowings	- 489.4	548.0
Dividends paid	-	- 229.0
Interest paid	- 288.9	- 298.9
Net cash used in financing activities	**- 160.9**	**905.6**
Net decrease/increase in cash and cash equivalents	**2,073.8**	**- 9.9**
Effects of exchange rate changes	0.9	2.4
Cash and cash equivalents on 31 December	**2,453.0**	**378.3**
Securities	583.6	5.5
Term deposits	601.2	798.4
Total liquid funds	**3,637.8**	**1,182.2**
Net increase/decrease in total liquid funds	2,455.6	212.4

**Net of €9.0m (prior year: €65.1m) cash acquired*

Note to the Consolidated Cash Flow Statement see page 114 (page F-106 in this Offering Circular)

Notes to the Consolidated Financial Statements of Deutsche Lufthansa AG 2002

1 Fundamentals and methods

The consolidated financial statements of Deutsche Lufthansa AG and its subsidiaries have been prepared in accordance with the International Accounting Standards (IAS) taking account of the interpretations by the Standing Interpretations Committee (SIC). All standards applying to financial year 2002 have been taken into account.

No accounting and valuation methods under German law not in conformity with IAS or SIC have been applied.

The requirements set out in section 292a of the German Commercial Code (HGB), exempting the Company from its obligation to prepare consolidated financial statements under the German Commercial Code, are met. The assessment of such requirements is based on the German Accounting Standard No.1 (DRS 1) promulgated by the German Standardisation Council.

The following accounting and valuation methods applied to the present consolidated financial statements deviate from German law:

- translation of foreign currency receivables and liabilities as at the closing date and recognition of the effects of changes in foreign exchange rates in the income statement;
- accounting of internally generated intangible fixed assets;
- revenue recognition by reference to the stage of completion of long-term customer orders;
- valuation of long-term provisions at present value;
- no recognition of other provisions if the probability of outflow of resources is below 50 per cent;
- recognition of deferred tax assets and liabilities in accordance with the liability method; capitalisation of deferred tax assets from tax loss carry-forwards;
- recognition of assets and corresponding liabilities under finance lease agreements according to IAS 17;
- valuation of retirement benefit obligations according to the projected unit credit method, taking account of future trends in salaries and the corridor rule under IAS 19;
- measurement of financial instruments, with the exception of loans and receivables originated, or financial investments held to maturity at fair value, provided such value can be reliably determined, as well as recognition of the resulting changes directly in equity;
- measurement of financial instruments at fair value in so far as they qualify as being held for trading, and recognition of the effects of changes in net profit or loss for the period.

2 Consolidation methods

All significant subsidiaries under the legal and/or actual control of Deutsche Lufthansa AG are included in the consolidated financial statements. Significant joint ventures and associated companies are accounted for using the equity method, provided that the Group holds an interest of between 20 and 50 per cent and may exercise significant influence. Other equity investments are valued at acquisition cost. Pages 172–177 ff. present a list of significant subsidiaries, joint ventures and associates.

For the purposes of initial consolidation of subsidiaries, the acquisition cost of equity investments is compared to the Group's share in the carrying amount of the respective company's equity. The difference between acquisition cost and prorated equity is, as a rule, initially allocated to the subsidiary's assets and liabilities up to the amount of the difference between fair value and carrying amount. Within the context of subsequent consolidations, hidden reserves and encumbrances thus disclosed are carried forward, amortised or released in accordance with the treatment of the corresponding assets and liabilities. Any remaining asset-side difference from capital consolidation is recognised as goodwill and amortised over its expected useful life according to the straight-line method. Negative goodwill is openly deducted from asset-side differences and, provided that it does not result from anticipated losses, released in the amortisation item over a maximum period of 20 years in accordance with the development of the corresponding fixed asset items. Any negative goodwill arisen before financial year 2000 is released affecting income over a period of five years as before.

The carrying amount of the investments accounted for by the equity method is increased and reduced respectively at each reporting date by Lufthansa Group's prorated share of the associate's or joint venture's changes in equity capital. The difference between the carrying amount of the equity investment and the prorated equity of the company is allocated and carried forward on the basis of the principles applicable to consolidation.

Effects resulting from intra-group transactions are eliminated. Receivables and payables between consolidated companies are netted; intra-group profits and losses with regard to fixed assets and inventories are eliminated, and intra-group income is set off against the corresponding expenses. For all temporary differences from consolidation, tax deferrals are recognised as required by IAS 12.

The consolidation methods used are unchanged compared with the preceding year.

3 Currency translation

The financial statements of foreign Group companies are translated into euros in accordance with the functional currency concept. The functional currency is mainly the currency of the country in which the respective company is located; in particular cases, the functional currency differs from the local currency. Consequently, assets and liabilities are translated at the exchange rate on the balance sheet date, whereas income statement items are translated at average exchange rates for the year. Any differences resulting from this as well as from the currency translation of amounts carried forward from the prior year are recognised directly in equity. Goodwill arising from capital consolidation of foreign subsidiaries is carried forward at historical acquisition cost.

The following table reflects the fluctuation in major foreign exchange rates in comparison with the euro:

	2002 Balance-sheet rate	**2002** Income statement average rate	2001 Balance-sheet rate	2001 Income statement average rate
USD	0.96006	1.05634	1.13340	1.11966
CAD	0.61002	0.67500	0.70917	0.72279
GBP	1.53775	1.59081	1.64177	1.61101
HKD	0.12310	0.13544	0.14468	0.14355
THB	0.02216	0.02455	0.02552	0.02520
SEK	0.10930	0.10956	0.10715	0.10763
NOK	0.13739	0.13361	0.12559	0.12438
DKK	0.13462	0.13460	0.13446	0.13421
CHF	0.68837	0.68148	0.67549	0.66384

4 Group of consolidated companies

In addition to Deutsche Lufthansa AG as the parent company, the group of consolidated companies includes 47 domestic and 131 foreign companies (prior year: 23 domestic and 124 foreign companies).

Compared with the prior year, the 2002 group of consolidated companies has been expanded by LSG Sky Chefs Belgium N.V. founded in May 2002 as well as by three companies for the special purpose of finance lease founded in June 2002 and another one founded in December 2002. At the end of December 2002, the interest in Shannon Aerospace Ltd. was increased to 100 per cent and financial and operative control taken over.

In financial year 2002, the interests in Hawker Pacific Aerospace Inc. and Hawker Pacific Aerospace Ltd. were increased to 100 per cent by in total 34.5 per cent, 7.0 per cent of which were acquired in February and 27.5 per cent in April. Taking account of

their acquisition in stages, both companies are included in the consolidated financial statements as from 1 January 2002. The total amount of €19.1m was spent for the acquisition of the shares in the three companies in the year 2002.

In addition to that, the following companies have for the first time been included: AIRO Catering Services Eesti OÜ, AIRO Catering Services Sweden AB, Feenagh Investments (Proprietary) Ltd., Riga Catering Service SIA, Lido GmbH Lufthansa Aeronautical Services, Lufthansa Process Management GmbH, Lufthansa Systems AS GmbH, Lufthansa Systems Berlin GmbH, Lufthansa Technik Philippines Inc., GOAL Verwaltungsgesellschaft mbH & Co. Projekt Nr. 5 KG as well as a further sixteen companies for the special purpose of finance lease.

The group of consolidated companies also includes shares in three money market funds, the assets of which have to be attributed to the Group.

Caterair New Zealand Limited (US Comp.), LSG Lufthansa Service Nordost GmbH and SkyChefs Inc. Europe left the group of consolidated companies owing to mergers with other companies from the group of consolidated companies.

The inclusion of other subsidiaries has been unnecessary because their combined influence on the Group's net assets, financial position and results of operations is insignificant. All in all, these companies account for up to five per cent of revenue, earnings, and balance-sheet total.

The consolidated financial statements include investments in 57 joint ventures and 56 associated companies (prior year: 57 joint ventures and associated companies each), nine joint ventures (prior year: seven) and 28 (prior year: 30) associated companies of which are accounted for under the equity method. The interests in OPODO LIMITED and in Shanghai Pudong International Airport Cargo Terminal Co. Ltd. have for the first time been included in the accounting at equity. DHL International Ltd. and GlobeGround GmbH, which had previously been accounted for under the equity method, were sold in November and July 2002 respectively. As regards book profits arisen from this, cf. note 9.

Owing to their overall minor significance, the other joint ventures and associated companies are carried at amortised cost.

The following assets and liabilities as well as income and expenses are allocable to the Group owing to its interest in the respective joint venture:

	2002 €m	2001 €m
Fixed assets	2,144.1	2,249.3
Current assets	941.3	926.8
Liabilities	2,500.3	2,463.9
Expenses	4,698.7	4,519.7
Income	4,626.6	4,562.8

The effects of the changes in the group of consolidated companies and in the group of companies carried at equity are shown in the following tables.

Balance sheet	Group **31.12.2002** €m	of which from changes in the group of consolidated companies €m	Group 31.12.2001 €m	of which from changes in the group of consolidated companies €m
Fixed assets	11,713.7	-36.2	12,886.4	+1,015.8
Current assets	6,709.7	+145.2	4,614.7	+534.9
Balance sheet total	19,136.9	+142.1	18,205.9	+1,741.5
Shareholders' equity	4,125.2	-39.2	3,498.1	-335.3
Minority interests	46.8	+20.8	30.1	-29.0
Provisions and accruals	7,795.8	+10.2	6,863.4	+463.8
Long-term debt	4,713.4	+92.0	4,445.7	+1,151.8
Other liabilities	2,223.9	+57.7	3,027.6	+489.2

The effects of the change in the 2002 group of consolidated companies on the balance sheet are of minor importance in relation to the respective balance sheet item, except for the increase in minority interests. This increase relates mainly to the interests of the minority shareholders of Lufthansa Technik Philippines Inc. and of AIRO Catering Services Sweden AB in the respective company's equity.

The effects of changes in the group of consolidated companies in the year 2001 were mainly attributable to the first-time consolidation of the LSG Sky Chefs group USA, which was included as from 1 June.

Income Statement	Group **2002** €m	of which from changes in the group of consolidated companies €m	Group 2001 €m	of which from changes in the group of consolidated companies €m
Revenue	16,971.4	+253.1	16,690.0	+1,641.9
Operating income	19,089.3	+263.6	18,188.7	+1,655.2
Operating expenses	17,497.2	+218.7	18,504.3	+2,330.2
Profit/loss from operating activities	+1,592.1	+44.9	-315.6	-675.0
Financial result	-639.7	-39.0	-429.1	+486.2
Profit/loss on ordinary activities	+952.4	+5.9	-744.7	-188.8
Taxes	230.5	+13.3	+140.2	-53.3
Net profit/loss for the year	+716.8	-10.4	-633.2	-272.5

In so far as they are material, the effects concerning the income statement for the year 2002 are explained in more detail in the notes to individual items. In addition to the effects of the changes in the group of consolidated companies, the fact that the companies of Onex Food Services (name changed to LSG Sky Chefs LLC) consolidated for the first time in the last year were included only as from 1 June 2001, i.e. consequently only with their results of seven months, makes it difficult to compare individual income statement items. In so far as this seems material, the individual notes refer to this.

Income and expense recognition

Revenue and other operating income are recognised upon the performance of services or transfer of risk to the customer. Revenue from customer-related long-term construction contracts is recognised according to the stage of completion based on the percentage of completion method.

Operating expenses are recognised in the income statement upon utilisation of the service or at the date of their origin. Warranties are recognised when the respective revenue is recognised. Interest income and expenses are reported on an accrual basis. Income or expenses from profit or loss transfer agreements are recognised at the end of the financial year. Dividends are, as a rule, recognised at the time of distribution.

Intangible assets

Acquired intangible assets are recognised at acquisition cost, internally generated intangible assets from which the Group expects future benefits are recognised at manufacturing cost and regularly amortised according to the straight-line method over the estimated useful life of five years. Manufacturing cost includes all costs directly attributable to the manufacturing process as well as appropriate portions of the indirect costs relating to this process. Borrowing costs are not capitalised.

Goodwill arising from consolidation and accounting using the equity method is amortised systematically over its estimated useful life, i.e. over a period of four to twenty years. The estimated useful life reflects the future economic benefits expected to be achieved by the improved market position resulting from the business acquisition and the respective company's value-added opportunities.

Tangible assets

Tangible assets serving business operations for more than one year are valued at acquisition or manufacturing cost, reduced by regular straight-line depreciation. Manufacturing cost includes all costs directly attributable to the manufacturing process as well as appropriate portions of the indirect costs relating to this process. Borrowing costs are not capitalised. The useful lives applied to tangible assets correspond to the expected useful lives in the Group. Exclusively tax-based depreciation is not recognised.

New aircraft and spare engines are depreciated over a period of twelve years to a residual value of 15 per cent.

Buildings are assigned a useful life of between 20 and 45 years. Buildings and leasehold improvements are depreciated according to the term of the lease or a shorter useful life. Depreciation rates are mainly between ten and twenty per cent per year. A useful life of up to ten years is fixed for plant and machinery. Office and factory equipment is under normal conditions depreciated over three to ten years.

Finance lease
In accordance with IAS 17, the economic ownership of leased assets is transferred to the lessee if the lessee bears substantially all the risks and rewards related to the ownership of the leased asset. Provided that its economic ownership is to be transferred to the Lufthansa Group, the asset is recognised at the time of conclusion of the contract at the present value of the lease payments plus incidental payments, if any, to be borne by the lessee. Depreciation methods and useful lives correspond to those applied to comparable acquired assets.

Impairment of assets
Intangible assets and tangible assets are written down at the balance sheet date if the recoverable amount of the asset has dropped below its carrying amount. The recoverable amount is determined as the higher of an asset's net selling price and the present value of the estimated future cash flows.

Financial assets
Financial assets are recognised at the settlement date, i.e. at the time when the asset is created or transferred, at acquisition cost.

Long-term low- or non-interest bearing loans are reported at their present discounted value.

As regards subsequent measurement as at the balance sheet date, a distinction is made between financial assets held to maturity and those available for sale.

Financial assets available for sale are accounted for at fair value as at the balance sheet date, provided such value can be determined reliably. Changes in fair values between the balance sheet dates are recognised directly in equity. Any release of the reserves to income is either effected upon disposal or in the case of a lasting decline in fair value below the acquisition cost.

Financial assets held to maturity are valued at amortised cost as at the balance sheet date. In case the recoverable amount drops below the carrying amount at the balance sheet date, value adjustments affecting income are performed.

Repairable aircraft spare parts
Repairable aircraft spare parts are recorded at continually adjusted prices based on average acquisition cost. For valuation purposes, spare parts are assigned to individual aircraft types and generally depreciated in accordance with the depreciation rate for aircraft.

Current assets
Current assets include inventories and financial assets.

Inventories
The item includes non-repairable spare parts, raw materials and supplies, purchased merchandise and payments made on account of inventories. Valuation is based on acquisition cost determined on the basis of average prices, or on manufacturing cost. Manufacturing cost includes all the costs directly attributable to the manufacturing process as well as appropriate portions of the indirect costs relating to this process. Borrowing costs are not capitalised. Valuation as at the balance sheet date is based on the lower of cost or net realisable value net of any costs yet to be incurred. As a rule, valuation is based on the net realisable value of the finished product.

Current financial assets
Current financial assets include accounts receivable, securities as well as cash and cash equivalents.

All current financial assets are initially recognised at acquisition cost at the settlement date, i.e. the time of origination of the accounts receivable or transfer of economic ownership. The acquisition cost of low- or non-interest bearing monetary claims corresponds to their present value at the time of origination.

As regards subsequent measurement as at the balance sheet date, a distinction of current financial assets between loans and receivables originated by the company, assets held for trading, assets held to maturity and assets available for sale is made.

Loans and receivables originated as well as receivables held to maturity are valued at amortised cost at every subsequent balance sheet date, whereas assets held for trading and available for sale are measured at the fair value attributable at the balance sheet date.

Receivables
In so far as they are not held for trading, receivables are carried at amortised cost at the balance sheet date.

Customer receivables from manufacturing or service contracts not yet completed at the balance sheet date are recognised at manufacturing cost plus a mark-up corresponding to the stage of completion, provided that the outcome of the contract can be assessed reliably. Any other unfinished customer contracts are recognised at the amount of the manufacturing cost incurred to the extent that recovery of the latter is expected.

If it is uncertain whether receivables can be collected, such customer receivables are carried at the lower realisable value. In addition to any necessary individual allowances, any recognisable risks from the general credit risk are accounted for by lump-sum itemised allowances.

Foreign currency receivables are valued at the middle rate of buying and selling price at the balance sheet date.

Securities held as current assets
Securities held as current assets are valued as financial assets available for sale at fair value as at the balance sheet date, provided such value can be determined reliably. Changes in fair values between the balance sheet dates are recognised directly in equity – if necessary, adjusted for deferred taxes.

Cash and cash equivalents
Cash and cash equivalents are reported at cost. Any foreign currency balances are valued at the balance sheet date middle rate.

Derivative financial instruments
In the Lufthansa Group, derivatives are used exclusively for hedging interest rate and currency risks in accordance with an intragroup guideline, and for hedging fuel price risks on the basis of a safety policy defined by the Executive Board and supervised by a price hedging committee. Interest rate and currency hedging transactions are also entered into with non-consolidated Group companies.

Variable interest rate payments are hedged mainly by interest rate swap transactions, with the variable interest rate the underlying transaction is based on being exchanged for a fixed interest rate over the entire term.

Forward exchange transactions and currency options are used to hedge currency risks. Fluctuation band options, which represent the combination of a purchase and simultaneous sale of currency options of the same currency, are also used. Fluctuation band options are concluded as zero cost options, i.e. the option premium to be paid is equal to the premium resulting from the sale of the option.

Fuel price hedging arrangements exist in the form of fixed price and option transactions on the crude and heating oil market.

All derivative financial instruments are reported in the balance sheet at acquisition cost and subsequently measured at their fair value as at the balance sheet date.

In so far as the financial instruments used qualify as efficient cash flow hedging instruments within the scope of a hedging relation in accordance with the relevant provisions of IAS 39, any fluctuations in fair value will not affect the result for the period during the term of the derivative.

Hedging transactions are entered into either to secure fair values or future cash flows.

In the case of an effective hedging of fair values, any changes of the fair values of the hedged asset or the hedged debt and those of the financial instrument will balance out in the income statement.

Fair value changes from an efficient cash flow hedging operation are recorded in the corresponding reserves item directly in equity.

In case the hedged cash flow is an investment, the result of the hedging transaction is transferred from equity to the acquisition cost of the investment at the time of the underlying transaction's maturity.

In all other cases, the cumulative gain or loss previously recognised in equity is included in net profit or loss for the period upon maturity of the hedged cash flow.

Provided that the financial instruments used do not qualify as effective hedging transactions but as held for trading under IAS 39, any fair value changes have to be recognised directly in the income statement as profit or loss.

The Group's hedging policy (cf. note 39) aims at concluding exclusively effective derivatives for the hedging of interest rate, currency and fuel price risks.

However, some necessary hedging transactions used for fuel price and foreign currency hedging as well as transactions with non-consolidated Group companies do not satisfy the qualifying criteria of effectiveness provided for in IAS 39. Consequently, changes in fair value arising from these transactions are directly taken into account in the income statement.

Provisions and accruals

Retirement benefit obligations are valued in accordance with the accrued benefit valuation method prescribed by IAS 19 for performance-oriented pension plans. The interest share included in pension expense is shown in the financial result as interest expense.

Provisions for taxes and other provisions and accruals are set up to cover external obligations resulting from a past event and likely to lead to an outflow of economic resources in future, provided this outflow can be estimated reliably. If a provision or accrual was not recognised because one of the recognition criteria is not met, the respective commitments are disclosed under contingent liabilities.

Provisions for obligations which are not expected to result in an outflow of resources in the following year are measured at the amount of the present value of the expected outflow.

The amount of provisions and accruals recognised is reviewed at each balance sheet date. Provisions in foreign currency are translated at closing rates.

Liabilities

Liabilities under finance lease agreements are reported at the present value of the lease rates at the date of conclusion of the agreement, whereas other liabilities are reported at amortised cost.

Foreign currency liabilities are valued at the middle rate at the balance sheet date.

Deferred tax items

In accordance with IAS 12, deferred taxation is provided for all temporary differences between the tax bases of the individual companies and the consolidated financial statements. Tax loss carry-forwards which are likely to be utilised in the future are recognised in the amount of the deferred tax assets.

Pursuant to the flood disaster solidarity act passed in 2002, the domestic corporation tax rate will increase by 1.5 per cent to 26.5 per cent for assessment period 2003 only. Domestic deferred tax assets and liabilities originated in financial year 2002 which are likely to be reversed in assessment period 2003, have therefore been valued with a rate for deferred taxes of 36.5 per cent with the inclusion of trade tax on income, whereas all other deferred tax items have been valued with a rate for deferred taxes of 35 per cent. In so far as they will be reversed in assessment period 2003, any deferred tax assets and liabilities of preceding years have been adjusted either affecting income or not affecting income, subject to whether they had been set up to the debit of results or reserves.

In financial year 2002, the tax rates for deferred taxes abroad were twelve to 52 per cent.

Notes to the Consolidated Income Statement

6 Traffic revenue

By sector	2002 €m	2001 €m
Passenger	9,725.8	9,859.0
Freight	2,179.3	2,271.7
Mail	126.8	122.3
	12,031.9	**12,253.0**
Scheduled	11,653.3	11,813.8
Charter	378.6	439.2
	12,031.9	**12,253.0**

The traffic revenue of Lufthansa Cargo AG disclosed in segment reporting (note 40) includes revenue from the carriage of passengers on combined passenger and freight traffic for both financial years in the amount of €0.6m, which revenue has been allocated to revenue from passenger business in the table on the left.

7 Other revenue

By sector	2002 €m	2001 €m
Maintenance	1,557.9	1,488.0
Catering service	1,752.9	1,483.7
Convenient Meal Solutions	600.0	366.8
Travel (commissions)	176.3	182.5
EDP services	335.4	292.7
Ground services	218.0	314.3
Other services	299.0	309.0
	4,939.5	**4,437.0**

The extension of the group of consolidated companies caused a rise in revenue from maintenance of €182.2m, as well as a rise in catering services of €21.3m and in EDP services of €45.4m. The high increase in catering services and Convenient Meal Solutions is exclusively attributable to the fact that, as regards the preceding year, the LSG Sky Chefs group USA had not been included in the consolidation before 1 June 2001.

Other revenue includes revenue from unfinished services in connection with long-term construction or service contracts in the amount of €140.8m (prior year: €140.9m). Such revenues have been recognised by stage of completion in the amount of the proportion of the anticipated total revenue attributable to this stage. In case it was impossible to make reliable estimates of the outcome of the total contract, revenues have been recognised in the amount of the contract costs incurred. The stage of completion has been estimated on the basis of the costs incurred at the balance sheet date in relation to total anticipated contract costs.

The accumulated costs of unfinished contracts, i.e. taking account of the amounts recognised in prior years, amounted to €150.2m (prior year: €130.9m), whereas the respective profits amounted to €6.8m (prior year: €21.1m). Down payments by customers amounted to €152.5m (prior year: €150.5m). The balance of these amounts reduced by allowances is shown under receivables and other assets (cf. note 26). The amount of €0.5m has been withheld by customers.

8 Changes in inventories and work performed by the enterprise and capitalised

Changes in inventories and work performed by the *enterprise and capitalised*	**2002** €m	2001 €m
Decrease/increase in finished and unfinished goods	+ 3.0	+ 1.8
Work performed by the enterprise and capitalised	12.6	24.0
	15.6	**25.8**

9 Other operating income

Other operating income	**2002** €m	2001 €m
Income from disposal of fixed assets	503.4	181.6
Income from write-ups to fixed assets	8.7	0.6
Foreign currency translation gains	622.9	477.6
Release of provisions	246.5	109.1
Income from re-debiting of accounts payable	113.2	128.2
Re-debiting of charges for EDP distribution systems	31.3	34.5
Release of allowances for receivables/elimination of accounts payable	44.7	29.7
Hiring out of staff	32.7	30.5
Compensation received for damages	74.2	33.4
Rental income	26.7	28.2
Income from the subleasing of aircraft	10.1	10.7
Income from disposal of current financial assets	1.8	26.3
Other operating income	386.1	382.5
	2,102.3	**1,472.9**

As regards income from the disposal of fixed assets, the amount of €1m relates to the sale of aircraft, whereas €414m relate to the sale of 25 per cent of the shares in DHL International Ltd. and €74.4m relate to the sale of the remaining 49 per cent of the shares in GlobeGround GmbH.

In the prior year, income from the disposal of fixed assets included €35.0m from the sale of aircraft, €79.7m from the sale of the 51 per cent interest in the GlobeGround group as well as €57.9m from the sale of shares in France Telecom.

Foreign currency translation gains include for the most part gains on exchange differences between the exchange rate in operation at the date of the transaction (average rate for a month) and the time of payment (spot exchange rate) as well as currency translation gains from valuation at the closing date rate. Translation losses from these transactions are reported under other operating expenses (note 13).

The Federal Cartel Office had judged the pricing on the Frankfurt am Main – Berlin line to be abuse of a dominant position in the market and issued an order for restraint to which Lufthansa had objected. The provision of €12.8m set up in prior years in connection with this litigation was released in financial year 2002 after an announcement by the Federal Cartel Office that, owing to the changed competitive situation, it would not derive any further rights from the order.

€47m of the provision for contingent losses set up in 2001 with regard to a catering contract (cf. note 13) was released after successful renegotiations.

The other releases of provisions relate to a large number of provisions set up in prior years and not used completely. In contrast to this, the expense for provisions not set up in an adequate amount in prior years was assigned to the respective primary type of expense.

Income from damages includes compensation in the amount of €43m paid by the Federal Government for the losses incurred from the closing of the US airspace between 11 and 14 September 2001 (cf. note 37).

Other operating income includes items which are not allocable to any of the aforementioned accounts, including non-cash benefits from employer contributions (contra entry in staff costs), advertising income and canteen income.

The changes in the group of consolidated companies had no material effect on the amount of other operating income.

10 Cost of materials

Cost of materials	**2002** €m	2001 €m
Fuel for aircraft	1,347.2	1,621.0
Other raw materials and supplies	1,269.2	1,392.6
Purchased merchandise	921.3	707.4
Total cost of raw materials and supplies and purchased merchandise	**3,537.7**	**3,721.0**
Charges	2,239.3	2,310.8
Charter	405.3	502.3
External technical services	501.1	511.7
Flight services	161.4	199.5
Operating lease	16.9	30.0
External EDP services	46.9	29.7
Other purchased services	287.4	318.5
Total cost of purchased services	**3,658.3**	**3,902.5**
	7,196.0	**7,623.5**

Owing to the extension of the group of consolidated companies, cost of materials rose by a total of €93.1m. The cost of other raw materials and supplies and purchased merchandise increased by €59.5m, whereas the cost of purchased services increased by €33.6m. As with revenue, the all the year round inclusion of the LSG Sky Chefs group USA had a strong effect with regard to the cost of materials compared with the prior year.

11 Staff costs

Staff costs	2002 €m	2001 €m
Wages and salaries	3,895.3	3,758.2
Social security	510.7	527.8
Pension costs and other employee benefits	254.1	194.6
	4,660.1	**4,480.6**

The increase in staff costs includes €106.1m resulting from the extension of the group of consolidated companies, €88.8m of which relate to wages and salaries, €13.0m to social security and €4.3m to pension costs and other employee benefits. The remaining amount of the increase in staff costs is exclusively due to the all the year round inclusion of the LSG Sky Chefs group USA.

For the most part, the reported pension costs relate mainly to additions to retirement benefit obligations (cf. note 33). An amount of €0.5m (prior year: €0.4m) has been recognised for executive officers.

Average number of employees	2002	2001
Ground personnel	74,915	69,372
Flight personnel	17,813	17,509
Trainees	1,407	1,094
	94,135	**87,975**

The annual average number of ground personnel includes 3,583 employees from the companies consolidated for the first time. The staff numbers of these companies have been calculated pro rata temporis as at the time of first consolidation or exclusion from consolidation. In addition to that, the annual average number of employees increased by another 5,847 due to the complete inclusion of the LSG Sky Chefs group USA. As at 31 December 2002, the Group had 93,796 employees (prior year: 90,008).

12 Depreciation and amortisation

The amortisation and depreciation applied to intangible assets, aircraft and other tangible assets may be gathered from the notes to the respective item. Total amortisation and depreciation amount to €1,243.3m (prior year: €1,714.1m). Irregular depreciation in the amount of €33.1m was applied in financial year 2002, with €26.9m of this amount relating to two decommissioned Boeing 747-200 written down to the anticipated recoverable net selling price. Another €6.2m relate to buildings the value in use of which determined as the present value of payment surpluses had dropped under the carrying amount. In the prior year, there had been exceptional amortisation of goodwill in the Catering segment of €495.4 due to the terrorist attacks of 11 September 2001, as a result of which the Group recorded a major decline in revenue and earnings.

The first pro rata temporis amortisation of the goodwill of the new Group companies in the amount of €2.4m and their own contribution to the amortisation and depreciation item caused amortisation and depreciation to increase by €20.2m.

13 Other operating expenses

Other operating expenses	**2002 €m**	2001 €m
Sales commissions paid to agencies	997.1	1,077.8
Rents and maintenance costs	647.6	594.6
Staff-related expenses	538.4	585.3
Charges for EDP distribution systems	245.0	259.0
Transfer to the provision for contingent losses from a catering contract	–	180.0
Advertising and sales promotion	152.8	145.6
Foreign currency translation losses	534.6	431.0
Audit, consulting and legal fees	132.1	193.8
Expenses incurred from re-debited accounts payable	131.4	163.4
Other services	118.0	147.0
Flight-operations insurance-related expenses	106.6	33.1
Allowances for receivables	86.0	101.0
Losses from disposal of fixed assets	8.1	17.5
Losses from the disposal of current financial assets	0.0*	30.2
Losses from the disposal of other current assets	0.1	4.7
Restructuring cost	–	15.7
Other operating expenses	700.0	706.4
	4,397.8	**4,686.1**

*below €0.1m

Foreign currency translation losses mainly include losses on exchange rate differences between the exchange rate in operation at the date of transaction (average rate for a month) and the time of payment (spot rate) as well as translation losses from valuation at the closing rate (cf. note 9).

The change in the group of consolidated companies did not affect the other operating expenses.

14 Income from subsidiaries, joint ventures and associates

Income from subsidiaries, joint ventures and associates	**2002 €m**	2001 €m
Income from profit transfer agreements	32.4	28.6
Result from investments in joint ventures	-46.3	+47.3
Result from investments in associates	-40.2	-38.6
Income from other equity investments	+13.0	+20.6
Expenses from loss transfer	-22.3	-13.5
	-63.4	**+44.4**

Income and expenses from profit and loss transfer agreements include the subsidiaries' tax contributions/credits. The result from investments in joint ventures includes losses in the amount of €49.6m (prior year: profits of €40.3m), whereas the result from investments in associates includes losses of €41.7m (prior year: €56.2m) accounted for using the equity method.

The income from associates includes exceptional amortisation with regard to the associated company British Midland plc

in the amount of €53.5m. The amount to be recovered was determined at the level of the cash generating unit British Midland plc; it corresponds to the value in use.

The income contributions by the companies accounted for using the equity method for the first time amounted to –€20.0m after the prorated amortisation of goodwill.

15 Net interest

Net interest	2002 €m	2001 €m
Income from other securities and long-term loans	33.2	48.0
Other interest and similar income	109.7	52.2
Interest and similar expenses	- 558.0	- 498.1
	- 415.1	**- 397.9**

As a consequence of the inclusion of new companies in the group of consolidated companies of the Lufthansa Group, the negative interest balance increased by €1.6m.

Interest expenses include €14.1m (prior year: €10.9m) from the compounding of long-term other provisions and accruals discounted in prior years.

16 Other financial items

Other financial items	2002 €m	2001 €m
Depreciation on financial assets	- 64.0	- 54.8
Depreciation on securities held as current assets	- 0.9	–
Result from the measurement of derivatives at fair value*	- 96.3	- 20.8
	- 161.2	**- 75.6**

*Concerns derivative financial instruments qualifying as held for trading

The contribution to the other financial items by the companies consolidated for the first time amounted to –€9.9m, whereas their contribution to depreciation on financial assets was –€7.5m.

17 Taxes

Other taxes	2002 €m	2001 €m
Current tax expenses	48.8	63.6
Release of tax provisions/ tax liabilities	- 0.6	- 1.0
Refunds for prior years	- 0.5	- 0.4
	47.7	**62.2**

Income taxes	2002 €m	2001 €m
Current income tax expenses	57.5	19.5
Release of tax provisions	- 3.7	- 6.1
Refunds for prior years	- 5.0	- 29.0
Deferred tax	134.0	- 186.8
	182.8	**- 202.4**

Income is provided with a negative sign

The extension of the group of consolidated companies caused an increase in other taxes by €0.9m, whereas current income taxes increased by €1.7m and deferred taxes by €10.7m.

The following table reconciles expected and actually disclosed tax expenses. The expected tax expenses are determined by multiplying the result before income taxes by a tax rate of 35 per cent, which rate is composed of a 25 per cent tax rate for corporation tax and a ten per cent trade tax on income rate. Pursuant to the flood disaster solidarity act, deferred taxes which are expected to be reversed in assessment period 2003 were valued at a 36.5 per cent tax rate in financial year 2002.

	2002 €m Basis of assessment	**2002** €m Tax expenses	2001 €m Basis of assessment	2001 €m Tax expenses
Expected income tax expenses/refund	904.7	316.6	-806.9	-282.4
Tax-free income, other deductible amounts and permanent differences		-223.4	-65.8	+23.0
Amortisation of goodwill non-deductible for tax purposes	139.5	+48.9	202.0	+70.7
Losses incurred by foreign subsidiaries (prior year: retained profits) with no deferred taxes imposed on	-19.9	+7.0	15.7	-5.5
Increase in the deferred tax rate to 36.5 per cent for temporary diffrences reversing in 2003 (flood desaster solidarity act)	–	-5.7	–	–
Deviation of local taxes from deferred tax rate	–	+34.9	–	+17.1
Tax refund on prior year dividend	–	–	–	-48.8
Other	–	+4.5	–	+23.5
Disclosed income tax expenses		**182.8**		**-202.4**

In the case of full profit distribution, there will be deferred tax assets of €100.3m (prior year: €93.2m) resulting from retained profits originating from prior years and taxed with a higher corporation tax rate. The Executive Board and the Supervisory Board will propose a dividend of €0.60 per share for financial year 2002 to the General Meeting. The Company will be granted a tax credit of €38.2m on this dividend.

Within the scope of equity accounting, deferred taxes on the retained earnings of equity investments are set up in the amount of the taxes due upon distribution.

In financial year 2002, deferred tax liabilities in the amount of €80.3m (prior year: deferred tax assets of €26.4m) were recognised directly in equity.

Deferred tax assets and liabilities for the years 2002 and 2001 are allocable as follows:

	31.12.2002 €m Assets	31.12.2002 €m Liabilities	31.12.2001 €m Assets	31.12.2001 €m Liabilities
Loss carryforwards and tax credits	89.4	-238.1	105.7	-380.5
Tax-based special depreciation, tax-free reserves	–	190.3	–	245.9
Retirement benefit obligations	25.2	-281.6	10.8	-285.3
Finance lease aircraft	–	99.8	–	-120.5
Depreciation and amortisation	7.4	450.0	23.9	377.1
Eliminated allowances on intra-group loans	–	–	–	101.3
Measurement of financial instruments at fair value	9.6	62.3	4.9	101.3
Other provisions	62.4	-107.0	108.2	35.3
Other	11.1	-5.4	8.5	41.3
	205.1	**170.3**	**262.0**	**115.9**

In addition to the aforementioned deferred tax assets from loss carryforwards and tax credits, there are tax assets from loss carryforwards in the amount of €138.3m (prior year: €62.3m), which have not been recognised. An amount of €8.3m of such losses may be utilised only until the year 2004, whereas €39.9m may be utilised until 2005, €4.5m until 2006, €1.4m until 2007, €2.2m until 2008, €19.2m until 2009, €3.9m until 2011, and €10.6m until 2012. The value of the tax assets from losscarryforwards in the amount of USD 68.7m within the LSG Sky Chefs group USA is supported by the fact that the Group has adequate tax strategies to benefit from the losses carried forward. Moreover, a further improvement of the group's result from operating activities is expected.

18 Loss/earnings per share

The basic loss/earnings per share are determined by dividing the net profit/loss for the period by the weighted average number of ordinary shares outstanding during the financial year. The diluted loss/earnings per share are determined by attributing the ordinary shares which might maximally be issued upon exercise of the convertible bond of Deutsche Lufthansa AG issued on 4 January 2002 to the weighted average of the shares outstanding during financial year 2002. Group net profit/loss for the period is increased by the amounts spent on the convertible bonds.

	2002	2001
Basic earnings/loss per share in €	+1.88	-1.66
Net profit/loss for the period in €m	+716.8	-633.2
Weighted average number of ordinary shares outstanding	381,525,263	381,314,578

	2002	2001
Diluted earnings/loss per share in €	+1.75	-1.66
Net profit/loss for the period in €m	+716.8	-633.2
+ interest expensed on convertible bonds	+21.6	–
– current and deferred taxes	-7.4	–
Adjusted net profit/loss for the period	+731.0	-633.2
Weighted average number of ordinary shares outstanding	418,319,946	381,314,578

Notes to the Consolidated Balance Sheet Assets

19 Fixed assets

€m	Intangible assets	Aircraft and spare engines	Other tangible assets	Financial assets	Total fixed assets
Acquisition cost					
1 January 2002	2,975.3	14,958.6	3,094.5	2,425.8	23,454.2
Exchange rate differences	- 127.1	- 1.7	- 158.6	- 27.4	- 314.8
Change in the group of consolidated companies	27.3	51.0	170.1	- 100.6	147.8
Additions	53.6	441.8	212.9	314.1	1,022.4
Disposals	73.9	319.7	107.3	575.4	1,076.3
Transfers	0.2	–	- 0.2	–	–
31 December 2002	2,855.4	15,130.0	3,211.4	2,036.5	23,233.3
Depreciation and Amortisation					
1 January 2002	1,065.4	7,406.9	1,742.9	352.6	10,567.8
Exchange rate differences	- 30.1	- 0.4	- 82.3	- 0.7	- 113.5
Change in the group of consolidated companies	3.4	36.5	55.9	- 1.2	94.6
Additions	155.8	854.7	232.8	129.9	1,373.2
Disposals	53.8	156.5	97.4	86.1	393.8
Reversal of impairments	–	–	0.0*	8.7	8.7
Transfers	0.0*	–	0.0*	–	–
31 December 2002	1,140.7	8,141.2	1,851.9	385.8	11,519.6
Carrying amount 31 December 2002	**1,714.7**	**6,988.8**	**1,359.5**	**1,650.7**	**11,713.7**
Carrying amount 1 January 2002	**1,909.9**	**7,551.7**	**1,351.6**	**2,073.2**	**12,886.4**

*below €0.1m

Tangible fixed assets also include leased assets which, due to the form of the underlying lease contracts as finance leases, are allocable to the Group's economic rather than its legal ownership. The movement of these assets is presented in note 23.

There are land charges in the amount of €16.6m (prior year: €18.1m) in connection with land and buildings. A purchase option entered in the land register exists with regard to real property worth €303.3m (prior year: €307.4m). In addition, €1,394.0m (prior year: €954.3m) of the total tangible assets are pledged as collateral for existing loans.

20 Intangible assets

€m	Concessions, industrial and similar rights and assets as well as licences in such rights and assets	Internally generated software	Goodwill	Negative goodwill	Advance payments	Total
Acquisition cost						
1 January 2002	520.7	35.2	2,394.4	-8.2	33.2	2,975.3
Exchange rate differences	-43.2	–	-81.3	–	-2.6	-127.1
Change in the group of consolidated companies	3.7	0.1	22.7	-0.1	0.9	27.3
Additions	36.0	3.4	16.7	-20.6	18.1	53.6
Disposals	65.3	1.3	2.4	–	4.9	73.9
Transfers	-51.6	10.4	71.4	–	-30.0	0.2
31 December 2002	400.3	47.8	2,421.5	-28.9	14.7	2,855.4
Amortisation						
1 January 2002	255.8	18.7	792.7	-3.1	1.3	1,065.4
Exchange rate differences	-15.0	–	-14.9	–	-0.2	-30.1
Change in the group of consolidated companies	0.8	0.2	2.4	0.0*	–	3.4
Additions	46.6	4.4	102.2	-0.7	3.3	155.8
Disposals	52.0	0.8	0.0*	–	1.0	53.8
Reversal of impairments	–	–	–	–	–	–
Transfers	-14.0	–	17.5	-0.1	-3.4	0.0*
31 December 2002	222.2	22.5	899.9	-3.9	0.0*	1,140.7
Carrying amount 31 December 2002	**178.1**	**25.3**	**1,521.6**	**-25.0**	**14.7**	**1,714.7**
Carrying amount 1 January 2002	**264.9**	**16.5**	**1,601.7**	**-5.1**	**31.9**	**1,909.9**

*below €0.1m

The additions to goodwill from consolidation relate to the acquisition of shares in Hawker Pacific Aerospace Inc. in the amount of €2.5m and to the acquisition of shares in Hawker Pacific Aerospace Ltd. in the amount of €12.7m. The goodwill from both acquisitions is amortised over a period of 15 years. The addition of negative goodwill from first-time consolidation relates in the amount of €20.3m to the acquisition of Shannon Aerospace Ltd.. Release is in accordance with the development of fixed assets over 16 years.

Non-capitalised research and development costs for intangible assets in the amount of €11.0m (prior year: €27.0m) have been incurred. Intangible assets in the amount of €1.7m (prior year: €4.4m) have already firmly been ordered, but are not yet subject to the Group's economic power of disposal.

21 Aircraft and spare engines

€m	Aircraft and spare engines	Advance payments on aircraft and spare engines	Total
Acquisition cost			
1 January 2002	14,601.1	357.5	14,958.6
Exchange rate differences	- 1.7	–	- 1.7
Change in the group of consolidated companies	51.0	–	51.0
Additions	81.5	360.3	441.8
Disposals	234.4	85.3	319.7
Transfers	173.6	- 173.6	–
31 December 2002	14,671.1	458.9	15,130.0
Depreciation			
1 January 2002	7,406.9	–	7,406.9
Exchange rate differences	- 0.4	–	- 0.4
Change in the group of consolidated companies	36.5	–	36.5
Additions	854.7	–	854.7
Disposals	156.5	–	156.5
Reversal of impairments	–	–	–
Transfers	–	–	–
31 December 2002	8,141.2	–	8,141.2
Carrying amount 31 December 2002	**6,529.9**	**458.9**	**6,988.8**
Carrying amount 1 January 2002	**7,194.2**	**357.5**	**7,551.7**

The aircraft item shows 16 aircraft with a carrying amount of €1,197.8m being the object of transactions serving the realisation of present-value benefits from cross-border leasing. With such transactions, a head lease contract with a term of 40 to 50 years is as a rule concluded with a lessee on the Bermudas. The leasing rates to be paid by the latter are paid to the lessor in one amount. At the same time, the lessor enters into a sublease agreement with the lessee over a shorter term (between 14 and 16 years) and pays the leasing obligations arising from this to a bank in one amount with a debt-discharging effect.

Since the risks and benefits as well as the legal ownership of the aircraft remain with the Lufthansa Group as before the transaction, the aircraft is, according to SIC 27, not treated as objects of lease under IAS 17, but is treated as if no such transaction had been concluded.

The transaction is linked to operative constraints; the aircraft is prohibited from being used mainly in the American airspace.

The realised present-value benefit from the transaction is recognised in the income statement rateably over the term of the sublease contract. In the year 2002, an amount of €9.9m resulting from the transaction was realised under "other operating income" (prior year: €9.0m).

In addition to the above, the item shows seven aircraft with a carrying amount of €453.3m, the majority of which has been sold to Japanese leasing companies and leasing companies on the Bermudas respectively and leased back with a view to more favourable financing terms. The term of such lease contracts is between ten and 26 years. Lufthansa is entitled to buy the aircraft back at a fixed price at a given point in time.

Since the risks and benefits of the aircraft remain with the Lufthansa Group, the aircraft is, according to SIC 27, also not treated as objects of lease.
The two aircraft financed through leasing companies on the Bermudas is subject to operative constraints; the aircraft is prohibited from being used mainly in the American airspace.
The order commitment relating to aircraft and spare engines as at 31 December 2002 is €5.7bn (prior year: €8.2bn).

22 Other tangible fixed assets

€m	Land and buildings	Land and buildings held as financial investments	Machinery and technical equipment	Other equipment, office and factory equipment	Payments on account and assets under construction	Total
Acquisition cost						
1 January 2002	1,361.6	21.8	439.7	1,155.6	115.8	3,094.5
Exchange rate differences	-72.8	–	-8.6	-60.4	-16.8	-158.6
Change in the group of consolidated companies	101.6	–	27.9	39.0	1.6	170.1
Additions	33.5	0.4	20.9	76.1	82.0	212.9
Disposals	6.8	–	10.1	85.4	5.0	107.3
Transfers	61.9	–	0.5	35.3	-97.9	-0.2
31 December 2002	1,479.0	22.2	470.3	1,160.2	79.9	3,211.4
Depreciation						
1 January 2002	525.7	1.4	371.1	841.8	2.9	1,742.9
Exchange rate differences	-34.2	–	-7.4	-40.2	-0.5	-82.3
Change in the group of consolidated companies	26.2	–	11.3	18.4	–	55.9
Additions	75.3	0.8	28.5	128.2	–	232.8
Disposals	4.7	–	8.1	84.6	–	97.4
Reversal of impairments	–	–	–	0.0*	–	0.0*
Transfers	0.3	–	-0.9	3.0	-2.4	0.0*
31 December 2002	588.6	2.2	394.5	866.6	–	1,851.9
Carrying amount 31 December 2002	**890.4**	**20.0**	**75.8**	**293.6**	**79.7**	**1,359.5**
Carrying amount 1 January 2002	**835.9**	**20.4**	**68.6**	**313.8**	**112.9**	**1,351.6**

*below €0.1m

The acquisition cost of land and buildings includes reconversion cost for leasehold improvements in the amount of €6.4m.

As at 31 December 2002, the buildings held exclusively as financial investments have a market value of €22.2m (prior year: €21.8m).

The market value has in both years been determined, without using the services of an expert, from the year 2000 acquisition price, the renovation cost incurred in the meantime as well as the production cost of the new building parts. Rents amounted to €1.3m (prior year: €1.9m).

The values of firmly ordered tangible fixed assets not yet in the Group's economic power of disposal are as follows:

	31.12.2002 €m	31.12.2001 €m
Land and buildings	2.0	3.6
Technical equipment	18.4	6.6
Office and factory equipment	23.9	22.4
	44.3	**32.6**

23 Assets leased and hired out

€m	Aircraft and spare engines hired out	Leased aircraft and spare engines	Leased buildings	Buildings and land hired out	Leased technical equipment	Leased other equipment, office and factory equipment
Acquisition cost						
1 January 2002	142.8	2,538.3	126.6	21.8	38.2	46.1
Exchange rate differences	–	–	- 2.1	–	0.0*	- 5.8
Change in the group of consolidated companies	–	- 570.6	–	–	–	2.3
Additions	–	–	–	0.4	2.3	0.3
Disposals	–	64.0	0.6	–	2.5	–
Transfers	177.2	- 622.0	- 0.1	–	- 33.5	2.1
31 December 2002	320.0	1,281.7	123.8	22.2	4.5	45.0
Depreciation						
1 January 2002	71.5	1,019.0	39.8	1.4	31.5	30.1
Exchange rate differences	–	–	- 1.2	–	0.0*	- 4.1
Change in the group of consolidated companies	–	- 28.1	–	–	–	0.1
Additions	15.4	82.7	4.0	0.8	1.6	4.6
Disposals	–	0.6	0.6	–	1.3	0.4
Reversal of impairments	–	–	–	–	–	–
Transfers	142.0	- 290.1	–	–	- 30.0	2.3
31 December 2002	228.9	782.9	42.0	2.2	1.8	32.6
Carrying amount 31 December 2002	**91.1**	**498.8**	**81.8**	**20.0**	**2.7**	**12.4**
Carrying amount 1 January 2002	**71.3**	**1,519.3**	**86.8**	**20.4**	**6.7**	**16.0**

*below €0.1m

Finance lease

The total amount of the leased assets to be allocated to the Group's economic ownership in accordance with IAS 17 is €595.7m (prior year: €1,628.8m), €498.8m of which (prior year: €1,519.3m) relate to aircraft.

As a rule, aircraft finance lease agreements are non-terminable within the scope of a fixed basic lease term of at least four years. Their maximum term is twelve years. After expiry of the lease term, the lessee is usually entitled to acquire the asset at the respective residual value plus a mark-up of 25 per cent of the difference between the residual value as stipulated in the lease agreement and any higher market value. If this option is not exercised by the lessee, the lessor may sell the aircraft at the best possible price on the market. The lessee is entitled to 75 per cent of the sales surplus exceeding the residual value. If sales revenue is below the residual value, the difference is to be paid by the lessee. Some of these lease agreements provide for variable lease payments in so far as the included interest share is linked to the future course of market interest rates, as a rule, the 6-month Libor rate.

Apart from this, there are finance lease agreements in quite different forms for buildings and parts of buildings, technical machinery and office and factory equipment.

Lease terms for buildings and parts of buildings are between ten and 39 years. Lease agreements provide for lease payments, which are partly based on variable interest rates, partly on fixed interest rates, as well as for purchase options at the end of the contractual lease period. The agreements are either non-cancellable or may be cancelled only upon payment of a termination penalty and acquisition of the object of lease. Options for an extension of the agreements – if any – exist only on the part of the lessor.

Lease terms for technical equipment are between three and 15 years. Lease agreements provide for fixed lease payments and purchase options at the end of the lease term. An extension of the lease term by the lessee is usually provided for or occurs automatically as long as there is no objection. The agreements are either non-cancellable or may be cancelled only upon payment of a termination penalty and acquisition of the assets.

Lease terms for office and factory equipment are between three and eight years. The agreements provide for lease payments, which are partly based on variable interest rates, partly on fixed interest rates, as well as mainly for purchase options at the end of the contractual lease term. Some of these agreements may be extended by the lessee. The agreements are either non-cancellable or may be cancelled only upon acquisition of the assets and payment of a termination penalty.

The following payments from finance lease agreements will become due in subsequent periods. Variable lease payments have in this respect been extrapolated on the basis of the last applicable interest rate:

	2003 €m	2004–2007 €m	as from 2008 €m
Lease payments	353.5	230.4	144.8
Discounts	11.9	24.3	74.5
Net present values	341.6	206.1	70.3

Operating lease

In addition to the finance lease agreements, a considerable number of lease agreements have been concluded which, pursuant to their economic contents, qualify as operating lease agreements. Accordingly, the leased assets are to be allocated to the lessor. Apart from a further seven aircraft, these agreements concern mainly leased buildings.

The term of the operating lease agreements for aircraft is between two and ten years. Usually, the agreements are terminated automatically after expiry of the lease term, in some cases lease extension options have been agreed upon.

The lease agreements for buildings have a term of up to 25 years. The facilities at the Frankfurt and Munich airports have been leased for a period of 30 years.

Amounts due in the following periods:

	2003 €m	2004–2007 €m	as from 2008 €m annually
Aircraft	16.2	22.0	–
Buildings	259.0	1,054.1	259.9
Other lease agreements	64.9	239.4	54.3
	340.1	**1,315.5**	**314.2**
Payments from sublease agreements	1.4	1.5	–

Twelve aircraft in the economic and legal ownership of the Group are subleased on an operating lease basis. The following payments result from these agreements, the lease terms of which are between three and seven years:

	2003 €m	2004–2007 €m	as from 2008 €m
Payments from operating lease agreements	13.9	3.7	–

24 Financial assets

Financial assets developed as follows in financial year 2002:

€m	Investments in subsidiaries	Loans to subsidiaries	Investments in joint ventures	Loans to joint ventures	Investments in associates	Loans *to associates*	Other *equity* investments	Loans *to other equity* investments	Securities held as fixed assets	Other loans	Pre-financing of leasehold	Total
Acquisition cost												
1 January 2002	181.6	240.6	769.8	149.8	726.6	7.6	50.4	0.4	51.4	227.8	19.8	2,425.8
Exchange rate differences	-1.3	0.0*	-5.1	–	-21.0	–	0.0*	–	–	0.0*	–	-27.4
Change in the group of consolidated companies	-56.0	-15.1	-29.5	–	-0.5	–	–	–	–	0.5	–	-100.6
Additions	15.7	57.5	66.6	10.2	111.7	22.0	2.3	–	14.6	13.5	–	314.1
Disposals	12.7	33.2	133.0	1.6	354.2	3.4	17.0	0.1	0.0*	16.4	3.8	575.4
Transfers	27.8	0.4	-14.2	-0.4	-13.6	–	–	–	-0.1	0.1	–	–
31 December 2002	155.1	250.2	654.6	158.0	449.0	26.2	35.7	0.3	65.9	225.5	16.0	2,036.5
Impairment losses												
1 January 2002	4.7	27.7	48.4	7.7	87.3	0.6	14.8	–	30.0	131.4	–	352.6
Exchange rate differences	-0.5	–	–	–	-0.2	–	–	–	–	–	–	-0.7
Change in the group of consolidated companies	-0.7	–	0.0*	–	-0.5	–	–	–	–	–	–	-1.2
Additions	7.4	14.0	12.1	1.2	65.6	–	0.5	–	23.2	5.9	–	129.9
Disposals	–	11.9	–	–	59.4	–	14.8	–	–	–	–	86.1
Reversal of impairments	–	–	–	6.1	–	0.6	–	–	–	2.0	–	8.7
Transfers	–	–	–	–	–	–	–	–	–	–	–	–
31 December 2002	10.9	29.8	60.5	2.8	92.8	–	0.5	–	53.2	135.3	–	385.8
Carrying amount 31 December 2002	**144.2**	**220.4**	**594.1**	**155.2**	**356.2**	**26.2**	**35.2**	**0.3**	**12.7**	**90.2**	**16.0**	**1,650.7**
Carrying amount 1 January 2002	**176.9**	**212.9**	**721.4**	**142.1**	**639.3**	**7.0**	**35.6**	**0.4**	**21.4**	**96.4**	**19.8**	**2,073.2**

*below €0.1m

The "loans" and "pre-financing of leasehold" items include amounts of €28.2m (prior year: €33.2m) and €3.5m respectively (prior year: €6.9m) with a remaining term of less than one year.

The investments in joint ventures and associated companies include €581.4m and €332.2m respectively (prior year: €674.9m and €601.0m respectively) accounted for using the equity method.

As before, the investments in subsidiaries include shares worth €5.1m pledged as collateral for existing loans.

Financial assets included in "other equity investments" and "securities held as fixed assets" available for sale are reported at market value in so far as such value could be determined reliably.

Since there is no active market with publicly accessible market prices, it was impossible to determine the market value of equity investments with a carrying amount of €216.1m (prior year: €268.6m) as well as of securities held as fixed assets with a carrying amount of €5.4m (prior year: €17.5m). The carrying amount of loans and the pre-financing of leasehold is equal to their market value.

In financial year 2002, investments accounting for a carrying amount of €3.7m (prior year: €9.3m) were sold, which investments had not been valued at their fair value before, because there was no active market. Profits in the total amount of €5.3m (prior year: €1.2m) were achieved from such disposals.

An investment previously accounted for at fair value is now consolidated. The amount of the difference between acquisition cost and fair value included in the fair value reserve recognised directly in equity in the amount of –€10.0m has been released without affecting income.

25 Inventories

Inventories	**31.12.2002** €m	31.12.2001 €m
Raw materials and supplies	318.1	305.2
Fixed goods and work in progress	77.0	75.2
Advance payments	2.1	3.3
	397.2	**383.7**

The carrying amount of the inventories reported at the lower net realisable value is €192.3m (prior year: €214.1m). Write-ups in the amount of €2.1m have been performed with regard to valuation allowances effected in prior years. Inventories in the amount of €53.4m (prior year: €35.9m) are pledged as loan collateral.

26 Receivables and other assets

Receivables and other assets	**31.12.2002** €m	of which with a residual term of more than one year €m	31.12.2001 €m	of which with a residual term of more than one year €m
Trade receivables	1,630.0	2.9	1,747.4	4.4
– of which from work in progress net of advance payments received	(60.8)	–	(68.5)	–
Receivables from subsidiaries	214.8	0.7	400.8	1.1
– of which from work in progress net of advance payments received	(2.0)	–	(1.3)	–
Receivables from joint ventures	69.3	31.2	47.6	0.1
– of which from work in progress net of advance payments received	(0.0*)	–	(0.1)	–
Receivables from associated companies	26.8	0.4	57.4	3.0
– of which from work in progress net of advance payments received	(0.0*)	–	(0.1)	–
Receivables from other equity investments	5.5	–	1.2	–
– of which from work in progress net of advance payments received	(0.5)	–	(0.2)	–
Positive market values from financial derivatives	234.6	–	335.4	–
Other assets	493.7	94.3	459.0	86.3
	2,674.7	**129.5**	**3,048.8**	**94.9**

*below €0.1m

€143.7m (prior year: €23.8m) of the receivables from subsidiaries, €34.3m (prior year: €24.4m) of the receivables from joint ventures, €16.1m (prior year: €24.6m) of the receivables from associated companies and €5.5m (prior year: €1.2m) of the receivables from other equity investments relate to trade receivables. All in all, the aforesaid items include trade receivables in the amount of €199.6m (prior year: €74.0m).

Trade receivables in the amount of €2.4m (prior year: €154.7m) are pledged as loan collateral.

Other assets include tax claims vis-à-vis tax authorities and tax offices in the amount of €58.8m (prior year: €67.8m) unrelated to income taxes. The total amount of other assets includes expected reimbursements for provisions in the amount of €4.4m (prior year: €4.4m).

Monetary assets in the total amount of €73.4m are pledged as loan collateral.

Except for hedging transactions, the reported carrying amounts of the financial assets recorded under "receivables and other assets" have been determined at amortised cost because only loans and receivables originated by the Group are concerned.

The amortised cost of such monetary assets corresponds to their market values.

27 Securities held as current assets

Provided it was possible to determine a reliable market value, securities have been measured at their fair value in accordance with IAS 39. It has been impossible to determine a reliable market value for securities with a carrying amount of €3.6m (prior year: €2.7m).

28 Cash and cash equivalents

As at the balance sheet date, the euro bank balances with several banks bore interest at interest rates between 2,7 and 3.4 per cent (prior year: between 2.4 and 3.8 per cent). USD balances were invested at an average interest rate of 1.6 per cent (prior year: USD overnight money at an interest rate of 2.2 per cent). In the preceding year, GBP term money had additionally been invested at an interest rate of 4.0 per cent. Long-term bank balances in the amount of USD 626m bear interest at an average rate of 11.5 per cent. The market value of these balances is €634.7m. There are financial liabilities in the same amount.

Foreign currency balances have been valued at the closing date rate.

€480.9m (prior year: €571.7m) of the bank balances are pledged for committed credit lines. In the preceding year, €293.6m had additionally been pledged for existing loans.

29 Income tax assets

The item includes deferred tax assets in the amount of €205.1m (prior year: €262.0m).

30 Prepaid expenses

This item includes prepaid amounts the related expense of which is to be allocated to subsequent years. €44.1m (prior year: €20.3m) have a residual term of more than one year.

Notes to the Consolidated Balance Sheet Shareholders' Equity and Liabilities

31 Issued capital

The issued capital of Deutsche Lufthansa AG amounts to €976.9m.

The issued capital is divided into 381,600,000 registered shares, with each share representing a share of €2.56 of the issued capital.

The authorisation of the Executive Board effective until 15 June 2004 to increase the issued capital by up to €100m with the approval of the Supervisory Board by issuing new registered shares on one or several occasions (Authorised Capital A) against a contribution in cash, was cancelled by a decision by the General Meeting on 19 June 2002.

The same General Meeting authorised the Executive Board to increase the issued capital by up to €200m with the approval of the Supervisory Board by issuing new registered shares on one or several occasions (Authorised Capital A) against a contribution in cash or kind by 18 June 2007. Existing shareholders are generally to be granted subscription rights. In the case of shares issued against contributions in kind, subscription rights may be excluded, whereas in the case of shares issued against contributions in cash, fractional amounts may be excluded from the shareholders' subscription rights.

In addition to the aforesaid, the Executive Board has been authorised until 15 June 2004 to increase the issued capital by €25m with the approval of the Supervisory Board by issuing new registered shares to employees (Authorised Capital B) against a contribution in cash. Shareholders' subscription rights are excluded.

The ordinary General Meeting of 16 June 1999 authorised the Executive Board until 15 June 2004 to issue on one or several occasions convertible bonds and/or bonds with warrants in an aggregate par value of up to €1bn bearing maturities of up to 15 years. In this connection, contingent capital for effecting a conditional increase of the issued capital by €97,689,600 by issuing 38,160,000 new registered shares was decided upon. A decision by the ordinary General Meeting of 19 June 2002 cancelled this authorisation in so far as it had not yet been made use of. With the approval of the Supervisory Board of 5 December 2001, the Executive Board had previously issued a convertible bond for €750m effective as of 5 December 2001 within the scope of this authorisation making use of the contingent capital available for this purpose. Existing shareholders' subscription rights were excluded. In total, 750,000 conversion options certifying the right to conversion into up to 37,202,380 shares of Lufthansa AG at a price of €20.16 were issued. The bond will run until 4 December 2012 and bears interest at an interest rate of 1.25 per cent. Lufthansa is entitled to cancel the bond provided that the weighted average price of the share is equal to at least 130 per cent of the respective applying conversion price on 20 days during a period of 30 days or if the total par value of the issued bonds is less than €75m. Each bond creditor is entitled to request repayment of the bonds held by him at par value including any accrued interest per each 4 January 2006, 2008 and 2010.

A resolution passed by the ordinary General Meeting on 19 June 2002 authorised the Executive Board until 18 June 2007 to issue on one or several occasions bearer or registered convertible bonds/bonds with

warrants of up to €1bn with terms of up to 15 years. In this connection there is contingent capital for effecting a conditional increase of the issued capital by €97,689,000 by issuing 38,160,000 new registered shares. The conditional capital increase will be performed only to the extent that the holders of convertible bonds or bonds with warrants exercise their conversion and/or option rights.

In financial year 2002, Lufthansa AG acquired in total 468,710 own shares at an average price of €10.30, corresponding to 0.12 per cent of the issued capital.

The shares were used as follows:

- 43,685 shares at the price of €15.00 as part of the performance-based variable remuneration of staff members to whom the regular pay scale does not apply of Lufthansa AG and staff members of 25 subsidiaries and affiliated companies.

- 425,025 shares as part of the performance-based variable remuneration of senior executives of Lufthansa AG and a further 32 subsidiaries and affiliated companies at the price of €7.84. Lufthansa AG and its Group companies grant an outperformance option for these shares including the right to receive a cash payment at the end of the programme depending on the development of the Lufthansa share value compared with that of the index of competing airlines.

An outperformance option identical in structure to the above-mentioned option was already granted by Lufthansa AG and its Group companies as part of the performance-based variable remuneration of senior executives in 1999, 2000 and 2001. Each of the programmes covers at least three years. The outperformance option for the year 1999 became due and was paid out after expiry of the programme term in financial year 2002. The provisions set up for this programme in the preceding year were fully utilised. As at 1 January 2002, a total of 1,164,474 shares was held by senior executives/captains, whereas the latter held a total of 1,190,166 on 31 December 2002 within the scope of these programmes. Provisions in the amount of €9.0m (prior year: €15.6m) for any possible cash payments under these programmes were set up.

As at the balance sheet date, the portfolio did not contain any own shares.

32 Reserves

The capital reserve contains only the premium from capital increases as well as from a convertible bond. The legal reserve included in retained earnings is €25.6m as before; the remaining amount relates to other retained earnings.

33 Provisions and accruals

Provisions and accruals	31.12. 2002 €m	of which due in the following year €m	31.12.2001 €m	of which due in the following year €m
Retirement benefit and similar obligations	4,019.5	125.9	3,700.5	126.3
Provisions for current income taxes	90.6	90.6	50.7	50.7
Provisions for deferred taxes	170.3	–	115.9	–
Provisions for other current taxes	35.2	35.2	33.3	33.3
Provisions for unearned transportation revenue	670.2	670.2	569.8	569.8
Outstanding invoices	868.8	844.2	658.9	638.2
Other accruals	1,941.2	1,541.5	1,734.3	1,308.7
	7,795.8	**3,307.6**	**6,863.4**	**2,727.0**

Retirement benefit obligations

A corporate pension scheme has been set up for employees working in Germany and seconded abroad. The plan formula follows the so-called VBL scheme which is the supplementary pension scheme for all state employees and has been adapted by Deutsche Lufthansa AG as a corporate pension scheme after privatisation for all employees who joined the Group before 1995. Flight personnel is, in addition, entitled to a transitional pension arrangement for the period between the end of their active service and the commencement of the statutory/corporate pension plan. Benefits depend in both cases on the final salary before retirement (final salary plans).

For employees who joined the Group after 1994, a new corporate pension scheme (different from the VBL scheme) has been installed. With this scheme, a certain percentage of the current salary is converted into a pension component, and the retirement benefit is the sum of those components accumulated during the period of active service (average salary plan). Under IAS 19, such a scheme is to be classified as a defined benefit plan and must therefore be included in measuring retirement benefit obligations and pension expense.

Retirement benefit obligations for employees abroad depend mainly on their years of service and final salary.

Corporate pension schemes as well as the transitional pension arrangement are financed exclusively by provisions for pensions in the balance sheet. All obligations are evaluated annually applying the projected unit credit method.

Employees from the Catering segment in the United States who joined the Group before 1996 are entitled to pension benefits depending mainly on their years of service and final salaries. Benefits are financed by means of an external fund.

The valuation of the provisions for pensions as well as the determination of pension expense are based on the ten per cent corridor rule. Actuarial gains and losses are not recognised unless they exceed ten per cent of the obligation.

The amount exceeding the corridor is divided over the expected average remaining years of service of the active staff affecting the income statement and recorded in the balance sheet. Owing to unrecognised actuarial losses, the provisions for pensions shown in the balance sheet are lower than the present value of the retirement benefit obligations.

Funding status	**2002** €m	2001 €m
Present value of funded pension obligations	204.0	183.8
Present value of unfunded pension obligations	4,234.3	3,759.5
Plan assets	-92.0	-115.1
Unrecognised actuarial losses/gains	-326.8	-127.7
	4,019.5	**3,700.5**

The change in the funding status compared with the preceding year is mainly due to the reduction of the interest rate for accounting purposes as well as to changes in the right to benefits from the statutory pension insurance fund as from 1 January 2002. Plan assets separated from pension obligations have been reported at market values.

Provisions for pensions developed as follows in financial years 2002 and 2001:

Provisions for pensions	**2002** €m	2001 €m
Carryforward	3,700.5	3,354.3
Exchange rate differences carried forward	-13.8	3.1
Change in the group of consolidated companies	8.6	80.3
Pensions paid	-150.3	-111.0
Additions	468.4	376.1
Release	-2.3	-0.3
Transfer of obligations	8.4	-2.0
Balance	**4,019.5**	**3,700.5**

Pension expenses from the transfer to provisions for pensions included in the income statement are composed as follows:

	2002 €m	2001 €m
Current service costs	211.7	177.2
Amortised actuarial gains/losses	6.0	-5.0
Past service costs	5.7	18.4
Interest costs	254.7	199.4
Expected return on plan assets	-9.7	-13.9
	468.4	**376.1**

Current service costs and amortised actuarial gains are reported as staff costs, whereas the interest costs with regard to the expected pension obligations are shown as interest expense.

The actual loss incurred by the plan assets in the year 2002 amounted to -€12.1m (prior year: -€13.0m).

Pension obligations have been determined based on the following assumptions:

Actuarial assumptions	**31.12.2002** in per cent	31.12.2001 in per cent	31.12.2000 in per cent
Interest rate	6.0	6.25	6.5
Future salary increase	3.0	3.0	3.0
Future pension increase	2.0 – 3.0	2.0 – 3.0	2.0 – 3.0
Expected return on plan assets	9.5	10.6	–

The above determination has been based on the 1998 biometric calculation tables by Heubeck. Fluctuation has been estimated by age and sex.

Other provisions and accruals

The individual groups of provisions and accruals have developed as follows in financial year 2002:

€m	Staff costs	Bonus miles programme	War-ranties	Anticipated losses related to onerous contracts	Ecological recovery	Pending cases	Restruc-turing measures	Other
1 January 2002	401.4	441.6	20.0	269.4	28.9	34.2	80.4	458.4
Change in the group of consolidated companies	2.6	–	2.6	2.8	–	–	0.0*	7.1
Exchange rate differences	– 1.2	–	– 0.2	– 2.0	0.0*	– 0.5	–	– 3.3
Utilisation	– 163.3	– 169.7	– 7.0	– 55.7	– 1.6	– 6.1	– 31.0	– 299.7
Additions/formation	364.0	280.4	8.2	26.8	1.0	11.6	12.6	452.5
Interest rate	0.4	–	0.4	13.1	–	–	0.1	0.1
Release	– 12.9	– 28.3	– 8.7	– 55.3	–	– 20.4	– 0.6	– 109.0
Reclassification	– 9.0	–	0.3	0.2	–	0.3	2.5	2.8
31 December 2002	582.0	524.0	15.6	199.3	28.3	19.1	64.0	508.9

*below €0.1m

Provisions for staff costs mainly concern obligations vis-à-vis employees from partial retirement agreements and accrued salaries. Anticipated losses from onerous contracts result from pending continuous obligations or any other contractual relationships with regard to which the unavoidable costs of meeting the obligations exceed the economic benefits expected to be received thereunder. Provisions for pending cases have been set up on the basis of the estimated outcome of the lawsuit. The "warranties" item includes an amount of €4.7m (prior year: €7.6m) from a warranty with regard to the value of a sold interest in an equity investment. In the preceding year, the provision for anticipated losses from onerous contracts included €7.7m related to a guarantee of a minimum purchase price realisable on an external market for a plot of land.

The individual groups of provisions and accruals include short-term provisions with a term of less than one year as well as long-term provisions.

The following outflows of funds have been estimated for discounted long-term provisions and accruals within the individual groups:

€m	2003	2004	2005	2006	2007 and subsequent years
Staff costs	52.2	43.0	32.9	13.7	81.8
Anticipated losses related to onerous contracts	34.5	47.2	32.1	3.5	9.4
Ecological recovery	3.7	3.7	3.7	3.7	18.6
Restructuring measures	5.9	2.2	1.0	0.2	0.0*

*below €0.1m

34 Long-term borrowings

Long-term borrowings	**31.12.2002** €m	of which due in less than one year €m	31.12.2001 €m	of which due in less than one year €m
Bonds	1,272.1	288.0	683.7	–
Liabilities to banks	1,719.6	462.7	1,884.4	111.8
Other liabilities	1,721.7	934.6	1,877.6	428.8
	4,713.4	**1,685.3**	**4,445.7**	**540.6**

€92.0m of the borrowings shown in the table under "liabilities to banks" relate to the change in the group of consolidated companies.

The following tables show the terms and conditions of long-term borrowings as well as their carrying amounts and market values:

Bonds

Weighted average interest rate	Fixed interest rate until	Carrying amount **31.12.2002** €m	Market value **31.12.2002** €m	Carrying amount 31.12.2001 €m	Market value 31.12.2001 €m
9.3	2003	288.0	316.0	–	–
5.5	2006	222.9	229.9	215.9	205.0
6.3	2006	127.8	134.1	127.8	133.5
9.3	2007	–	–	340.0	410.2
3.2	2012	633.4	683.2	–	–
		1,272.1	**1,363.2**	**683.7**	**748.7**

Liabilities to banks

Weighted average interest rate	Fixed interest rate until*	Carrying amount **31.12.2002** €m	Market value **31.12.2002** €m	Carrying amount 31.12.2001 €m	Market value 31.12.2001 €m
Libor plus spread	2002	–	–	31.4	31.4
5.3	2002	–	–	4.3	4.3
Libor plus spread	2003	329.6	329.6	–	–
7.2	2003	115.4	119.0	115.1	121.3
6.8	2004	27.4	28.5	27.7	29.3
Libor plus spread	2005	63.3	63.3	–	–
5.9	2005	66.1	71.6	71.2	75.7
6.8	2006	45.0	49.6	46.9	50.7
Libor plus spread	2007	263.1	263.1	685.8	685.8
7.3	2007	123.3	141.6	134.8	145.5
Libor plus spread	2008	9.4	9.4	–	–
6.0	2008	26.7	29.4	28.3	30.1
9.3	2009	9.1	11.0	–	–
5.9	2010	295.6	321.1	342.9	358.9
5.1	2011	123.4	126.7	123.5	126.0
Libor plus spread	2011	111.0	111.0	136.5	136.5
Libor plus spread	2015	111.2	111.2	136.0	136.0
		1,719.6	**1,786.1**	**1,884.4**	**1,931.5**

*Some of the agreements will expire only after the reported fixed-interest periods shown.

Collateral was provided for €766.4m (prior year: €754.8m) of the liabilities to banks.

Other liabilities

Weighted average interest rate	Fixed interest rate until	Carrying amount **31.12.2002** €m	Market value **31.12.2002** €m	Carrying amount 31.12.2001 €m	Market value 31.12.2001 €m
5.5	2002	–	–	205.7	212.2
Libor plus spread	2002	–	–	48.7	48.7
1.8 (Yen)	2002	–	–	117.9	119.2
6.6	2003	–	–	95.2	114.1
6.7	2003	90.6	92.0	–	–
9.2	2003	–	–	710.8	804.1
11.5	2003	623.9	634.7	–	–
Libor plus spread	2003	66.7	66.7	67.2	67.2
Libor plus spread	2004	119.4	119.4	144.7	144.7
Libor plus spread	2005	179.2	179.2	204.3	204.3
Libor plus spread	2006	28.4	28.4	29.8	29.8
variable*	2007	–	–	5.5	5.5
Libor	2007	21.6	21.6	–	–
6.0	2009	15.1	17.1	17.9	18.9
4.9	2011	–	–	42.1	37.0
3.6 (Yen)	2011	81.8	104.4	–	–
5.6	2011	81.1	88.3	–	–
Libor plus spread	2012	80.9	80.9	–	–
variable*	2012	11.3	11.3	9.1	9.1
6.5 (USD)	2012	2.7	3.3	–	–
2.6 (Yen)	2012	50.0	63.0	–	–
Libor plus spread	2013	80.8	80.8	80.1	80.1
7.8	2014	27.0	32.9	27.8	33.2
62 % of the prime rate	2015	5.5	5.5	6.4	6.4
variable*	2015	10.8	10.8	8.8	8.8
Libor plus spread	2015	102.9	102.9	–	–
8.2	2024	–	–	6.0	9.0
variable*	2035	42.0	42.0	49.6	49.6
		1,721.7	**1,785.2**	**1,877.6**	**2,001.9**

*US tax excempt bond market

The market values stated in the above tables have been determined on the basis of the interest swap rates effective at the balance sheet date for the corresponding residual terms/repayment structures.

35 Other liabilities

Other liabilities	31.12.2002 €m	of which due in less than one year €m	31.12.2001 €m	of which due in less than one year €m
Liabilities to banks	58.6	55.8	460.4	453.1
Payments received on account of orders	87.6	87.6	84.7	84.7
Trade payables	938.5	938.3	1,126.4	1,126.2
Bills payable	0.7	0.7	0.9	0.9
Liabilities to subsidiaries	153.9	135.7	261.7	253.0
Liabilities to joint ventures	15.8	15.3	48.8	48.3
Liabilities to associates	29.7	29.0	42.0	40.7
Liabilities to other equity investments	5.9	5.9	12.2	12.2
Negative market values from financial derivatives	202.0	–	73.9	–
Other liabilities	731.2	608.1	916.6	805.9
– of which from taxes	(75.3)	(75.3)	(71.5)	(71.5)
– of which relating to social security	(73.2)	(66.4)	(67.7)	(61.1)
	2,223.9	**1,876.4**	**3,027.6**	**2,825.0**

Payments received on account of orders also include the balance from payments received and receivables from work in progress in the amount of €61.3m (prior year: €69.6m).

€60.8m (prior year: €106.0m) of the liabilities to subsidiaries, €15.7m (prior year: €48.7m) of the liabilities to joint ventures, €14.5m (prior year: €35.7m) of the liabilities to associated companies and €5.7m (prior year: €10.4m) of the liabilities to other equity investments relate to trade payables. All in all, the aforementioned items include trade payables in the amount of €96.7m (prior year: €200.8m).

The reported carrying amounts of the monetary liabilities recorded under these items correspond to their market values.

36 Deferred income

Deferred income includes mainly accrued book profits from finance lease transactions released affecting the income statement over the term of the respective lease agreement in accordance with IAS 17. €52.3m (prior year: €46.9m) of all deferred income has a residual maturity of less than one year.

Other Disclosures

37 Contingencies and events occuring after the balance sheet date

Contingent liabilities	31.12.2002 €m	31.12.2001 €m
from guarantees, bills and cheque charges	1,035.7	1,422.3
from warranty agreements	1,194.9	1,446.8
from collateralisation of third-party liabilities	0.0*	130.4

*below €0.1m

Guarantees include an amount of €751.2m (prior year: €899.4m) representing contingent liabilities in respect of creditors of joint ventures, whereas warranties include an amount of €378.6m (prior year: €481.1m) representing contingent liabilities in respect of creditors of joint ventures. The reported amount includes a total amount of €751.2m (prior year: €899.4m) relating to the assumption of co-debtors' guarantees in favour of North-American fuelling and ground service companies. This amount is compared with compensatory claims against the other co-debtors in the amount of €735.0m (prior year: €878.5m). Since the annual financial statements have not yet been available, some of the aforesaid amounts are preliminary.

Since a corresponding outflow of resources is not very likely, various provisions with a potential effect on the financial result of €106.6m in total (prior year: €85.7m) for subsequent years have not been set up.

In September, the Federal Government made a compensation payment for losses incurred due to the closing of the US American air space between 11 and 14 September 2001 in the total amount of €43.0m. The expected volume of € 69.6m was not achieved in full.

A claim for the adjustment of a purchase price in the amount of €3.5m, which is expected to be realised in the following year, exists with regard to the sale of an equity investment.

38 Other financial commitments

As at 31 December 2002, there was a total commitment to order investments in tangible assets and intangible assets of €5.8bn (prior year: €8.2bn). In addition to that, there are equity and shareholder loan commitments in the amount of €0.1bn (prior year: €0.1bn) from ownership interests. There are commitments for the acquisition of shares in the amount of €0.6bn (prior year: €0.7bn) from purchase agreements and granted put options. The negative market value of the put options granted in connection with the acquisition of an equity investment is carried as liability at €150m under other liabilities (cf. note 35). Since it has been impossible to determine a reliable market value, the other put options have not been reported at fair value.

39 Hedging policy and derivative financial instruments

As a globally active aviation group, the Lufthansa Group is exposed to currency, interest rate and fuel price risks as well as credit and liquidity risks. The corporate policy provides for means to limit these risks by systematic financial management.

Price risk
The major price risks the Lufthansa Group is exposed to are exchange rate fluctuations between the euro and other currencies, interest rate fluctuations on the international money and capital markets as well as price fluctuations on the crude oil and oil products markets. The hedging policy for limiting these risks is set by the Executive Board and documented by internal Group guidelines. It also provides for the use of financial derivatives. The corresponding financial transactions are concluded only with first-rate counterparties.

The Lufthansa Group is in a net payer position with respect to the US dollar, in particular due to investments in aircraft. These investments in aircraft are hedged at 50 per cent against exchange rate fluctuations as soon as they have firmly been contracted. The hedging of the second part is effected subject to expected market developments. With all other currencies, there is generally a net surplus of deposits. The expected cash flows with individual currencies are hedged at maximally 75 per cent of the respective currency exposure over a period of up to 36 months.

Variable interest liabilities based on firm agreements are hedged against interest rate risks at up to 100 per cent. Planned liquidity surplus or shortage of cover may be hedged at up to 50 per cent for a maximum period of 24 months.

In financial year 2002, the share of fuel expenses accounted for 7.7 per cent (prior year: 8.8 per cent) of the operating expenses of the Lufthansa Group. Sharp changes in fuel prices may have a substantial effect on Group results. However, Lufthansa benefits from having one of the youngest fleets of all major airlines, a fact resulting in low fuel consumption.

Different hedging instruments with regard to the crude and heating oil market are used to limit the fuel price risk. The Group's policy aims at hedging up to 90 per cent of the fuel consumption in the next 24 months on a revolving basis.

Credit risk
The sale of passenger and freight documents is for the most part handled through agencies. The majority of these agencies are connected to special national clearing systems for the settlement of passenger and freight sales. The financial standing of such agents is checked by the responsible clearing centres. Owing to the world-wide spreading, the credit risk with regard to sales agents is relatively low.

Unless expressly otherwise provided for in the respective agreements, receivables and liabilities existing between airlines are settled on a bilateral basis or by settlement via a clearing house of the International Air Transport Association (IATA). All receivables and liabilities are generally netted in monthly intervals, which leads to a visible reduction of the default risk. In particular cases, the respective service contract demands special collateral.

Collateral is required for all other service relationships depending on the nature and scope of the services rendered. In addition to that, credit reports/references are obtained and historical data from the previous business relationship used, in particular with regard to payment behaviour, in order to avoid non-performance.

Recognisable risks are accounted for by adequate allowances for receivables.

The credit risk from derivative financial instruments lies in the potential insolvency of a counterparty and is thus maximally equal to the sum of positive net market values vis-à-vis the business partners in question. As at 31 December 2002, this credit risk amounted to €203.0m, as at 31 December 2001 to €328.2m. Since financial transactions are concluded only with first-rate counterparties within the scope of pre-defined limits, the actual risk of default is low.

Liquidity risk

Complex financial planning instruments are used to recognise the Group's future liquidity position as it shows from the results of the Group's strategic and planning process. These systems show the expected liquidity development within a planning horizon of usually up to three years. Twelve-month liquidity planning is updated daily based on actual data.

As at 31 December 2002, the Lufthansa Group was provided with non-utilised short-term credit arrangements in the amount of approx. €2,027m (prior year: €1,521m).

In addition to that, there are short-term funding options through a commercial paper programme in a maximum total amount of €1,0bn, which had not been utilised as at 31 December 2002 (prior year: utilisation in the amount of €47m).

The following hedging transactions exist as at the balance sheet date for hedging exchange rate, interest rate and fuel price risks:

	Hedging of fair values Market value **31.12.2002** €m	Hedging of fair values Market value 31.12.2001 €m	Hedging of cash flows Market value **31.12.2002** €m	Hedging of cash flows Market value 31.12.2001 €m
Interest rate swaps	4.4	-1.6	-3.0	–
Forward contracts Fuel price hedging	–	–	–	-3.5
Fluctuation band options Fuel price hedging	–	–	0.8	-0.8
Hedging combinations Fuel price hedging	–	–	93.0	53.1
Forward contracts Currency hedging	–	–	23.8	-2.8
Fluctuation band options Currency hedging	–	–	46.6	268.6
Total	**4.4**	**-1.6**	**161.2**	**314.6**

The market values of the derivative financial instruments are capitalised as other assets or carried as other liabilities.

The shown market values of the derivative financial instruments correspond to the price at which the rights and/or duties from such financial instrument would be transferred to an unrelated third party. Market values have been determined based on the market information available at the balance sheet date.

According to present knowledge, the fuel price and currency transactions used to hedge cash flows will have the following effects on the result for the period or the acquisition cost of hedged investments at the time of maturity:

Financial year	Result for the period €m	Initial valuation of acquisition cost €m	Total €m
2003	94.6	40.3	134.9
2004	22.3	6.4	28.7
2005	7.4	−6.8	0.6
Total	**124.3**	**39.9**	**164.2**

In addition, interest rate swaps used to hedge cash flows will gradually have the following effects on the result for the period until maturity:

Maturity Financial year	Market value **31.12.2002** €m
2003	0.5
2004	1.1
2005	−2.4
2012	−2.2
Total	**− 3.0**

The market development of the derivatives not qualifying as effective hedging transactions under IAS 39 may be gathered from the income statement (note 16).

Following the insolvency of the producer Fairchild/Dornier, 60 firmly ordered aircraft of FD 728 type will not be produced. The hedging relation for the effective currency hedging transactions agreed in prior years with regard to this underlying transaction lapsed in 2002.

40 Segment reporting

The Lufthansa Group operates in six major business segments, i.e. passenger business (Passenger Business) through Deutsche Lufthansa AG and Lufthansa CityLine GmbH, freight traffic (Logistics) through Lufthansa Cargo AG, aircraft maintenance and repair (Maintenance, Repair and Overhaul – MRO) through the Lufthansa Technik group, catering through the LSG Sky Chefs group, tourism (Leisure Travel) through the Thomas Cook group and EDP services (IT Services) through the Lufthansa Systems group.

Lufthansa Commercial Holding, Lufthansa International Finance (Netherlands) N.V., the START group and further equity investments complete the operative business of the Lufthansa Group as Service and Financial Companies. The results of the Leisure Travel segment are included in Group results at equity only.

As a rule, inter-segment sales and revenue are based on prices following the arm's length principle. Administrative services are charged as cost allocations.

For information on external revenue relating to traffic cf. also note 6.

Primary reporting format – business segment information for financial year 2002 in €m:

	Passenger Business Lufthansa Passenger Business group	**Logistics** Lufthansa Cargo	**MRO**[1] Lufthansa Technik group	**Catering**[1] LSG Sky Chefs group	**Leisure Travel** Thomas Cook group	**IT Services**[1] Lufthansa Systems group	**Service and Financial Companies**[2]	Segment total
External revenue	10,035.7	2,338.5	1,622.7	2,629.7	–	189.6	155.2	16,971.4
– of which traffic revenue	9,725.2	2,306.7	–	–	–	–	–	12,031.9
Inter-segment revenue	425.5	12.0	1,185.6	446.1	–	367.8	0.3	2,437.3
Total revenue	10,461.2	2,350.5	2,808.3	3,075.8	–	557.4	155.5	19,408.7
Other segment income	1,280.3	262.4	193.5	164.8	-66.5	34.4	647.8	2,516.7
– of which from investments accounted for using the equity method	-87.4	3.1	9.8	11.8	-66.5	–	37.9	-91.3
Cost of materials	5,090.7	1,445.4	1,451.4	1,251.6	–	44.8	61.3	9,345.2
Staff costs	2,046.9	347.3	786.3	1,263.3	–	190.2	51.4	4,685.4
Amortisation and depreciation	784.1	115.3	82.3	218.5	–	31.8	42.7	1,274.7
– of which impairments	26.9	–	–	6.2	–	–	32.7	65.8
Other operating expenses	3,303.8	537.3	467.0	499.4	–	271.4	76.1	5,155.0
Segment results	**516.0**	**167.6**	**214.8**	**7.8**	**-66.5**	**53.6**	**571.8**	**1,465.1**
– of which from investments accounted for using the equity method	-87.4	3.1	9.8	11.8	-66.5	–	37.9	-91.3
Segment assets	7,265.3	1,563.0	1,913.7	2,613.6	408.0	145.8	793.7	14,703.1
– of which from investments accounted for using the equity method	230.7	8.6	65.4	80.8	408.0	–	120.1	913.6
Segment liabilities	7,063.7	609.7	1,275.2	953.9	–	206.3	466.7	10,575.5
– of which from investments accounted for using the equity method	–	–	–	–	–	–	–	–
Capital expenditure	631.7	9.0	67.8	103.7	–	37.2	233.9	1,083.3
– of which from investments accounted for using the equity method	101.5	–	0.6	–	–	–	–	102.1
Other significant non-cash items	129.9	18.7	31.5	41.6	–	6.8	0.2	228.7

[1] Due to changes in the group of consolidated companies, the comparability of prior year figures is limited.
[2] The preceding year includes the GlobeGround group then shown in the Ground Services business segment. Following the sale of the GlobeGround group per 31 July 2001, GlobeGround GmbH is accounted for as a minority interest under the equity method until 1 July 2002 and included in the results of Lufthansa Commercial Holding.

Primary reporting format – business segment information for financial year 2001 in €m:

	Passenger Business Lufthansa Passenger Business group	**Logistics** Lufthansa Cargo	**MRO** Lufthansa Technik group	**Catering** LSG Sky Chefs group	**Leisure Travel** Thomas Cook group	**IT Services** Lufthansa Systems group	**Service and Financial Companies**[2]	Segment total
External revenue	10,182.9	2,421.6	1,540.9	2,066.6	–	126.0	352.0	16,690.0
– of which traffic revenue	9,858.4	2,394.6	–	–	–	–	–	12,253.0
Inter-segment revenue	449.6	16.0	1,293.9	448.8	–	352.1	7.9	2,568.3
Total revenue	10,632.5	2,437.6	2,834.8	2,515.4	–	478.1	359.9	19,258.3
Other segment income	1,304.1	253.8	152.4	96.1	6.7	16.9	259.6	2,089.6
– of which from investments accounted for using the equity method	-3.4	0.5	9.2	-11.0	6.7	–	-17.9	-15.9
Cost of materials	5,616.4	1,568.6	1,594.0	1,020.8	–	31.8	102.6	9,934.2
Staff costs	2,030.9	334.0	746.3	1,085.2	–	135.7	166.8	4,498.9
Amortisation and depreciation	794.9	116.8	78.5	651.5	–	35.4	61.3	1,738.4
– of which impairments	–	–	–	495.4	–	–	–	495.4
Other operating expenses	3,345.7	606.5	413.9	723.2	–	264.4	141.1	5,494.8
Segment results	**148.7**	**65.5**	**154.5**	**-869.2**	**6.7**	**27.7**	**147.7**	**-318.4**
– of which from investments accounted for using the equity method	-3.4	0.5	9.2	-11.0	6.7	–	-17.9	-15.9
Segment assets	7,657.4	1,694.3	1,869.7	2,969.6	496.8	115.4	1,137.4	15,940.6
– of which from investments accounted for using the equity method	211.6	–	98.2	96.2	496.8	–	373.1	1,275.9
Segment liabilities	6,985.7	515.3	1,230.7	1,139.6	–	177.0	484.7	10,533.0
– of which from investments accounted for using the equity method	–	0.2	–	–	–	–	–	0.2
Capital expenditure	1,166.6	128.7	64.8	1,380.0	–	34.6	178.1	2,952.8
– of which from investments accounted for using the equity method	233.7	–	–	–	–	–	–	233.7
Other significant non-cash items	114.8	10.4	20.7	25.2	–	5.1	0.4	176.6

[2] The preceding year includes the GlobeGround group then shown in the Ground Services business segment. Following the sale of the GlobeGround group per 31 July 2001, GlobeGround GmbH is accounted for as a minority interest under the equity method until 1 July 2002 and included in the results of Lufthansa Commercial Holding.

Reconciliation of segment information with consolidated figures in €m:

	Segment total		Reconciliation		Group	
	2002	2001	**2002**	2001	**2002**	2001
External revenue	16,971.4	16,690.0	–	–	16,971.4	16,690.0
– of which traffic revenue	12,031.9	12,253.0	–	–	12,031.9	12,253.0
Inter-segment revenue	2,437.3	2,568.3	–2,437.3	–2,568.3	–	–
Total revenue	19,408.7	19,258.3	–2,437.3	–2,568.3	16,971.4	16,690.0
Other revenue	2,516.7	2,089.6	–398.8	–590.9	2,117.9	1,498.7
– of which from investments accounted for using the equity method	–91.3	–15.9	91.3	15.9	–	–
Cost of materials	9,345.2	9,934.2	–2,149.2	–2,310.7	7,196.0	7,623.5
Staff costs	4,685.4	4,498.9	–25.3	–18.3	4,660.1	4,480.6
Amortisation and depreciation	1,274.7	1,738.4	–31.4	–24.3	1,243.3	1,714.1
– of which impairments	65.8	495.4	–32.7	–	33.1	495.4
Other operating expenses	5,155.0	5,494.8	–757.2	–808.7	4,397.8	4,686.1
Results	**1,465.1**	**–318.4**	**127.0**	**2.8**	**1,592.1**	**–315.6**
– of which from investments accounted for using the equity method	–91.3	–15.9	91.3	15.9	–	–
Assets	14,703.1	15,940.6	4,433.8	2,265.3	19,136.9	18,205.9
– of which from investments accounted for using the equity method	913.6	1,275.9	–	–	913.6	1,275.9
Liabilities	10,575.5	10,533.0	4,389.4	4,144.7	14,964.9	14,677.7
– of which from investments accounted for using the equity method	–	0.2	–	–	–	0.2

The reconciliation column includes both the effects resulting from consolidation procedures and the amounts resulting from the different interpretation of the contents of the segment items in comparison to the corresponding Group items.

As regards total revenue, the reconciliation column includes the eliminated revenue of the business segments generated with other consolidated business segments. From the total of other segment income shown for the business segments, the income originating from relationships with the other business segments has been eliminated as well. In financial year 2002, this concerned in particular exchange gains from loans in foreign currency extended in the Group in the amount of €274.0m (prior year: €404.0m) as well as income from services rendered in the Group of €47.5m (prior year: €62.3m). In so far as the eliminated revenue and other income is compared with segment expenses with regard to companies which took up such services, such expenses have been eliminated, too (reconciliation column "expenses"). Certain components of the financial result of the Group have also been allocated to the business segment's income, in particular results from the equity accounting of investments of the business segment. Since, in the Group's view, such results are not allocated to the operating result but the financial result, they have to be eliminated upon reconciliation with regard to the Group's operating result.

The amounts included in the reconciliation column "result" originate mainly from consolidating effects affecting income from relationships between the business segments and from the amortisation of goodwill initially performed at Group level. In financial year 2001, this also includes the impairment of goodwill in the amount of €495.4m.

As regards segment assets/liabilities, the reconciliation column contains eliminated receivables and payables between the business segments, the difference between market values and carrying amounts of financial instruments as well as, on the assets side, the carrying amounts of equity investments eliminated within the scope of capital consolidation.

Secondary reporting format – geographical segment information for financial year 2002 in €m:

	Europe incl. Germany	North America	Central and South America	Asia/ Pacific	Middle East	Africa	Other	Segment total
Traffic revenue[1]	8,195.1	1,470.0	296.5	1,680.5	147.2	242.6	–	12,031.9
Other operating revenue	1,831.0	2,021.4	142.8	597.5	253.0	93.5	0.3	4,939.5
Other segment income[2]	1,979.2	34.7	11.7	40.6	22.1	9.8	19.8	2,117.9
Income from investments accounted for using the equity method	– 117.5	14.8	– 0.9	12.3	–	–	–	– 91.3
Segment assets	11,614.3	2,441.6	98.0	443.3	43.6	62.3	–	14,703.1
– of which from investments accounted for using the equity method	769.6	53.4	13.8	76.8	–	–	–	913.6
Capital expenditure	986.7	79.1	2.7	14.0	0.4	0.4	–	1,083.3
– of which from investments accounted for using the equity method	101.5	0.6	–	–	–	–	–	102.1

Secondary reporting format – geographical segment information for financial year 2001 in €m:

	Europe incl. Germany	North America	Central and South America	Asia/ Pacific	Middle East	Africa	Other	Segment total
Traffic revenue[1]	8,345.3	1,524.4	361.3	1,619.8	162.3	237.5	2.4	12,253.0
Other operating revenue	1,802.9	1,691.0	118.9	447.6	272.3	103.9	0.4	4,437.0
Other segment income[2]	1,070.5	332.9	8.9	33.4	16.6	10.5	25.9	1,498.7
Income from investments accounted for using the equity method	31.5	– 59.9	1.4	11.1	–	–	–	– 15.9
Segment assets	12,488.3	2,847.1	140.2	325.2	79.4	60.4	–	15,940.6
– of which from investments accounted for using the equity method	954.0	226.5	17.7	77.5	0.2	–	–	1,275.9
Capital expenditure	1,617.2	1,327.0	2.9	4.5	0.8	0.4	–	2,952.8
– of which from investments accounted for using the equity method	233.7	–	–	–	–	–	–	233.7

[1] Traffic revenue is allocated by original places of sale.
[2] Other segment income corresponds to the operating income of the Group (including income from financial assets).

The allocation of traffic revenue to regions is based on the original place of sale, the allocation of other operating revenue is based on the geographical location of the customer, whereas the allocation of other segment income is based on the place of service. The items resulting from investments accounted for using the equity method are allocated to regions depending on the location of the head office of the company in question.

Regions are in principle defined on the basis of geographical rules. Deviating from this principle, the traffic revenue of the previous Soviet Union as well as that of Turkey and Israel is allocated to Europe.

The "Other" column includes items which cannot be allocated to a certain region. Lufthansa controls its traffic operations on the basis of network results, not on the basis of regional profit transfers. Something similar applies to the catering segment. Consequently, the presentation of regional segment results is of no informative value for the Lufthansa Group.

The notes concerning the Passenger Business segment in the general part of the Annual Report include the presentation of traffic revenue generated in the Passenger Business segment allocated by traffic regions instead of original places of sale.

41 Related party transactions

The business segments of the Lufthansa Group render numerous services to non-consolidated affiliated companies within the scope of their ordinary activities. In turn, the respective investments render services to the Lufthansa Group within the scope of their business purpose. These extensive delivery and service relationships are managed on the basis of market prices.

In addition, the Group and non-consolidated affiliated companies have concluded numerous settlement agreements regulating the partly mutual utilisation of services. The administrative services rendered are in such cases charged as cost allocations.

The cash management of the Lufthansa Group is centralised, and in this respect the Lufthansa Group assumes a "banking function" also in respect of non-consolidated investments. The non-consolidated subsidiaries included in the Group's cash management invest their available cash in the Group or borrow funds from the Group and effect their derivative hedging transactions there. All transactions are processed under market conditions.

Because of the spatial proximity, a large number of sublease contracts have been concluded between the Lufthansa Group and related parties; in these cases, the Lufthansa Group re-debits rental costs and incidental expenses to the respective companies on a pro rata basis.

The volume of material services rendered to or obtained from related parties may be gathered from the following table:

Company	Volume of the services rendered **2002** €m	Volume of the services rendered 2001 €m	Volume of the services utilised **2002** €m	Volume of the services utilised 2001 €m
AFC Aviation Fuel Company mbH	6.7	0.0*	190.1	258.9
Air Dolomiti S.p.A. Linee Aeree Regionali Europee	13.2	11.4	0.0*	83.7
Albatros Versicherungsdienste GmbH	5.9	1.3	25.4	23.2
Amadeus Global Travel Distribution S. A.	143.6	91.1	150.5	166.2
Autobahn Tank & Rast Holding GmbH	8.1	6.7	0.4	0.0*
British Midland plc	79.4	66.2	68.8	87.2
Cargo Future Communications (CFC) GmbH	0.0*	0.2	6.0	4.9
Condor/Cargo Technik GmbH	88.1	41.7	30.7	30.2
Condor Flugdienst GmbH	154.6	174.6	1.8	2.2
Delvag Luftfahrtversicherungs-AG	25.3	17.6	18.0	15.6
Eurowings Luftverkehrs AG	126.0	74.1	4.9	255.7
Global Tele Sales Ltd.	0.3	0.4	5.8	7.4
Global Tele Sales of North America LLC	11.1	9.1	22.7	25.4
HEICO Aerospace Holdings Corp.	0.0*	0.0*	7.8	3.1
LRS Lufthansa Revenue Services GmbH	9.4	15.6	57.8	55.9
Lufthansa Airmotive Ireland (Leasing) Ltd.	1.4	0.0*	6.6	4.5
Lufthansa AirPlus Servicekarten GmbH	5.9	14.6	66.5	53.7
Lufthansa Cargo Charter Agency GmbH	11.3	0.8	4.4	0.2
Lufthansa Catering Logistik GmbH	4.9	4.5	43.8	44.0
Lufthansa Druck und Distribution GmbH	2.3	2.3	8.4	13.2
Lufthansa //eCommerce GmbH	0.4	0.8	13.0	14.5
Lufthansa Engineering and Operational Services GmbH	2.8	1.7	22.1	24.3
Lufthansa Flight Training GmbH	27.7	23.7	77.3	68.8
Lufthansa Gebäudemanagement GmbH	29.9	3.7	31.0	34.3
Lufthansa Global Tele Sales GmbH	0.4	0.6	6.2	4.3
Lufthansa Shannon Turbine Technologies Limited	2.9	1.1	12.9	16.5
Lufthansa SkyShop GmbH	5.3	–	1.4	–
Lufthansa Technik Budapest Kft	0.6	0.1	12.9	0.0*
Lufthansa Technik Logistik of America LLC	4.0	2.1	12.1	9.5
Lufthansa Technical Training GmbH	6.6	1.8	24.5	21.2
LZ-Catering GmbH	8.0	6.5	7.6	7.1
Miles & More International Ltd.	17.9	30.0	0.2	0.8
Thomas Cook AG	13.9	12.6	0.0*	0.0*
Traventec Ltd.	0.0*	0.0*	5.4	4.9

*below €0.1m

There are no individual shareholders of Lufthansa AG with significant influence on the Group. As regards relationships with Executive Board and Supervisory Board members, cf. note 42.

42 Supervisory Board and Executive Board

Supervisory Board and Executive Board members are listed on page 168/169.

Remuneration expenses for the Executive Board in the parent company include fixed salaries in the amount of €2.0m for financial year 2002 (prior year: €1.8m) as well as bonuses in the amount of €1.7m. As from financial year 2002, bonuses are subject to the Group's result from operating activities. In addition to the aforesaid, Executive Board members participated in the option programme for senior executives described in note 31 for the first time in 2002. Within the scope of this programme, three members of the Executive Board acquired 15,306 Lufthansa shares through the equity market at the closing price of €9.80 net of the usual programme-related discount of €30k. Provisions in the amount of €2k were set up per 31 December 2002 for claims under the options. Furthermore, option premiums from the 1999 programme for senior executives in the amount of €35k were paid in financial year 2002, whereas option premiums from the 1998 programme for senior executives in the amount of €45k were paid to one Executive Board member in financial year 2001.

In financial year 2002, the members of the Executive Board received additional bonuses in the amount of €0.6m for 2001. Further bonuses in the amount of €0.2m for the year 2000 were additionally paid in financial year 2001.

For discharging their duties in subsidiary companies, the respective members of the Executive Board received a fixed remuneration in the amount of €13k (prior year: €9k).

The residual amount of a loan in the amount of €12k extended to an Executive Board member in prior years at an interest rate of 4 per cent was completely redeemed in the year 2002.

Remuneration expense for the Supervisory Board includes bonuses in the amount of €497k as well as fixed salaries of €241k (prior year: €240k). Bonuses depend mainly on the dividend paid. Fixed remuneration includes benefits from concessionary travel in accordance with the applicable IATA regulations.

There are pension obligations vis-à-vis former members of the Executive Board and their surviving dependants in the amount of €34.0m (prior year: €32.9m). In financial year 2002, current remuneration amounted to €2.7m, whereas in financial year 2001, it was €2.6m for 2001 and €2k for 2000, including remuneration from subsidiaries.

43 Compliance statement under section 161 German Stock Corporation Act (AktG)

The statement of compliance required by section 161 German Stock Corporation Act (AktG) with regard to the German Corporate Governance Codex has been made by the Executive Board and the Supervisory Board and provided to the shareholders.

Cologne, 28 February 2003

Deutsche Lufthansa Aktiengesellschaft

The Executive Board

Supervisory Board and Executive Board

Supervisory Board

Dr. Wolfgang Röller
Honorary Chairman of the Supervisory Board,
Dresdner Bank AG,
Honorary Chairman

Members with voting rights

Dr. Klaus G. Schlede
Former Deputy Chairman of the Executive Board, Deutsche Lufthansa AG,
Chairman

Frank Bsirske
Chairman of ver.di (amalgamated service employees union), Employee representative,
Deputy Chairman

Dr. Rolf-E. Breuer
Chairman of the Supervisory Board,
Deutsche Bank AG

Dr. Gerhard Cromme
Chairman of the Supervisory Board,
ThyssenKrupp AG

Herbert Flickenschild
Purser, Employee representative

Peter Geisinger
Captain, Employee representative

Ulrich Hartmann
Chairman of the Executive Board, E.ON AG

Roland Issen
Former head of German Union of Salaried Employees (DAG),
Employee representative

Dr. Otto Graf Lambsdorff
Lawyer, Honorary President of Deutsche Schutzvereinigung für Wertpapierbesitz e. V.

Eckhard Lieb
Engine mechanic, Employee representative

Franz-Eduard Macht
Administrative staff member,
Employee representative

Franz Ludwig Neubauer
Former Chairman of the Executive Board,
Bayerische Landesbank Girozentrale

Ilona Ritter
Union Secretary ver.di,
Employee representative

Willi Rörig
Administrative staff member,
Employee representative

Jan G. Stenberg
Former President and Chairman of the Executive Board, SAS

Dr. Alfons Titzrath
Former Chairman of the Supervisory Board,
Dresdner Bank AG

Patricia Windaus
Flight attendant, Employee representative

Dr. Hans-Dietrich Winkhaus
Member of the Proprietors' Committee
Henkel KGaA

Dr. Michael Wollstadt
Administrative staff member,
Employee representative

Dr. Klaus Zumwinkel
Chairman of the Executive Board,
Deutsche Post AG

Executive Board

Dipl.-Ing. Dr.-Ing. E. h. Jürgen Weber
Chairman of the Executive Board and
Chief Executive Officer

Wolfgang Mayrhuber
Deputy Chairman of the Executive Board
(from April 1, 2002)
Chief Executive Officer Passenger Airlines

Dr. Karl-Ludwig Kley
Member of the Executive Board
Chief Financial Officer

Stefan Lauer
Member of the Executive Board
Chief Executive Human Resources

Other mandates of the Supervisory Board members Deutsche Lufthansa AG

Dr. Wolfgang Röller
a) HeidelbergCement AG
(Chairman of the Supervisory Board)

Dr. Klaus G. Schlede
a) Thomas Cook AG
Deutsche Postbank AG
Gerling-Konzern Globale Rückversicherungs-AG

Dr. Rolf-E. Breuer
a) Bertelsmann AG
Deutsche Bank AG
(Chairman of the Supervisory Board)
Deutsche Börse AG
(Chairman of the Supervisory Board)
E.ON AG
b) Compagnie de Saint-Gobain S. A.
(Board of Directors)
Kreditanstalt für Wiederaufbau
(Board of Directors)
Landwirtschaftliche Rentenbank
(Board of Directors)

Frank Bsirske
a) RWE AG
(Deputy Chairman of the Supervisory Board)
DAWAG – Deutsche Angestellten-Wohnungsbau AG

Dr. Gerhard Cromme
a) Allianz AG
Axel Springer Verlag AG
E.ON AG
Ruhrgas AG
Siemens AG
ThyssenKrupp AG
(Chairman of the Supervisory Board)
Volkswagen AG
b) Suez S.A., Paris (Board of Directors)

Ulrich Hartmann
a) Hochtief AG
IKB Deutsche Industriebank AG
(Chairman of the Supervisory Board)
Münchener Rückversicherungs-Gesellschaft AG
(Chairman of the Supervisory Board)
E.ON Energie AG[1)]
(Chairman of the Supervisory Board)
RAG Aktiengesellschaft
(Chairman of the Supervisory Board)
Ruhrgas AG[1)]
(Chairman of the Supervisory Board)
b) ARCELOR, Luxembourg (Board of Directors)
Henkel KGaA (Proprietors' Committee)
Powergen Limited, London[1)]
(Chairman Board of Directors)

Roland Issen
a) DAWAG – Deutsche Angestellten-Wohnungsbau AG
b) Vermögensverwaltung der DAG GmbH
(Member of Assembly of Proprietors)

Dr. Otto Graf Lambsdorff
a) D. A. S. Deutscher Automobil Schutz
Allgemeine Rechtsschutz-Versicherungs-AG
IVECO Magirus AG
(Chairman of the Supervisory Board)
NSM AG
(Chairman of the Supervisory Board)
HSBC Trinkaus & Burckhardt KGaA
Victoria Lebensversicherung AG
Victoria Versicherung AG
b) IVECO N. V., Amsterdam (Board of Directors)

Franz Ludwig Neubauer
a) Deutsche Kreditbank AG (Honorary member)
Gabriel Sedlmayr Spaten-Franziskaner-Bräu KGaA
(Deputy Chairman of the Supervisory Board)
HVB Real Estate Bank AG
Thüga AG

Ilona Ritter
b) Lufthansa CityLine GmbH[2)]

Willi Rörig
a) Lufthansa Cargo AG[2)]
(Deputy Chairman of the Supervisory Board)

Jan G. Stenberg
b) B2 Bredband AB, Sweden (Chairman of the Board)
Cygate AB, Sweden (Chairman of the Board)
Nera ASA, Norway
Service Factory AB, Sweden
(Chairman of the Board)
Stepstone ASA, Norway (Chairman of the Board)

Dr. Alfons Titzrath
a) Celanese AG
RWE AG

Dr. Hans-Dietrich Winkhaus
a) BMW AG
Degussa AG
Deutsche Telekom AG
ERGO-Versicherungsgruppe AG
Schwarz-Pharma AG
(Chairman of the Supervisory Board)
b) Henkel KGaA (Proprietors' Committee)

Dr. Klaus Zumwinkel
a) Allianz Versicherungs-AG
Deutsche Postbank AG[3)]
(Chairman of the Supervisory Board)
Deutsche Telekom AG
(Chairman of the Supervisory Board)
Tchibo Holding AG
b) Danzas Holding AG[3)]
(Chairman of the Board of Directors)
Deutsche Post Ventures GmbH[3)]
(Investment Committee)
DHL Worldwide Express B. V., Amsterdam[3)]
(Board of Directors)
C. V. International Post Corp. U. A.
(Deputy Chairman of the Supervisory Board)

Mandates of the Executive Board members Deutsche Lufthansa AG

Dipl.-Ing. Dr.-Ing. E. h. Jürgen Weber
a) Allianz Lebensversicherungs-AG
KarstadtQuelle AG
LSG Lufthansa Service Holding AG[2]
(Chairman of the Supervisory Board)
Lufthansa Cargo AG[2]
Lufthansa Technik AG[2]
(Chairman of the Supervisory Board)
Thomas Cook AG
(Chairman of the Supervisory Board)
b) Loyalty Partner GmbH[2]
(Chairman of the Supervisory Board)

Wolfgang Mayrhuber
a) Eurowings Luftverkehrs AG
Lufthansa CityLine GmbH[2]
(Chairman of the Supervisory Board)
Münchener Rückversicherungs-Gesellschaft AG
RWE Systems AG
b) AMECO Corp., Beijing
(Deputy Chairman of the Board of Directors)
HEICO Corp., Florida
(Board of Directors)

Dr. Karl-Ludwig Kley
a) Delvag Luftfahrtversicherungs-AG[2]
(Chairman of the Supervisory Board)
Gerling Firmen- und Privat-Service AG
LSG Lufthansa Service Holding AG[2]
Lufthansa AirPlus Servicekarten GmbH[2]
(Chairman of the Supervisory Board)
Lufthansa Cargo AG[2]
Lufthansa Systems Group GmbH[2]
(Chairman of the Supervisory Board)
Lufthansa Technik AG[2]
Thomas Cook AG
Vattenfall Europe AG
b) Air Dolomiti S. p. A. Linee Aeree Regionali Europee
(Deputy Chairman of the Board of Directors)
Amadeus Global Travel Distribution S. A., Madrid
(Chairman of the Board of Directors)
KG Allgemeine Leasing GmbH & Co.
(Board of Directors)
Landesbank Hessen-Thüringen (Board of Directors)

Stefan Lauer
a) Lufthansa Cargo AG[2]
(Chairman of the Supervisory Board)
Lufthansa Systems Group GmbH[2]
Lufthansa Technik AG[2]
b) Lufthansa Flight Training GmbH[2]
(Chairman of the Supervisory Board)
MVP Versuchs- und Planungsgesellschaft für Magnetbahnsysteme mbH

a) Membership of supervisory boards required by law
b) Membership of comparable supervisory bodies at companies in Germany and abroad
[1] *Company in which E.ON AG has a controlling interest*
[2] *Company in which Deutsche Lufthansa AG has a controlling interest*
[3] *Company in which Deutsche Post AG has a controlling interest*

Major Subsidiaries

Significant Subsidiaries 2002

Name, corporate domicile	Capital share	Voting right per-centage	Equity* in €m	Net profit/loss after taxes* in €m
AIRO Catering Services Eesti OÜ, Tallinn, Estland	54%	100%	1.4	0.4
AIRO Catering Services Sweden AB, Stockholm, Sweden	54%	54%	6.2	1.2
BizJet International Sales & Support, Inc., Tulsa, Oklahoma, USA	100%	100%	46.5	-2.2
Capital Gain International (1986) Ltd., Hong Kong	100%	100%	1.3	0.1
Consolidated Catering Services (China) Ltd., Hong Kong	100%	100%	1.2	0.0
eLSG.SkyChefs, Inc., Irving, Texas, USA	100%	100%	-40.1	-30.5
Feenagh Investments (Proprietary) Ltd., Johannesburg, South Africa	80%	80%	2.1	1.5
Globe Services Sweden AB, Stockholm, Sweden	100%	100%	0.4	0.0
GOAL Verwaltungsgesellschaft mbH & Co. Projekt Nr. 5 KG, Grünwald	100%	100%	-15.3	-4.4
Hamburger Gesellschaft für Flughafenanlagen mbH, Hamburg	100%	100%	192.8	60.6
Hawker Pacific Aerospace Inc., Sun Valley, California, USA	100%	100%	45.2	-2.4
Hawker Pacific Aerospace Ltd., Hayes, Great Britain	100%	100%	6.7	-7.2
Lido GmbH Lufthansa Aeronautical Services, Frankfurt/M.	100%	100%	3.8	-4.3
LLG Nord GmbH & Co. Bravo KG, Norderfriedrichskoog	100%	67%	51.7	0.5
LSG-Airport Gastronomiegesellschaft mbH, Frankfurt/M.	100%	100%	2.4	0.7
LSG Catering China Ltd., Hong Kong	100%	100%	1.3	0.6
LSG Catering Guam, Inc., Guam, USA	100%	100%	10.2	11.2
LSG Catering Hong Kong Ltd., Hong Kong	100%	100%	50.5	5.8
LSG Catering Saipan, Inc., Saipan, Micronesia	100%	100%	-0.2	0.0
LSG Catering Thailand Ltd., Bangkok, Thailand	100%	100%	6.3	0.3
LSG-Food & Nonfood Handel GmbH, Frankfurt/M.	100%	100%	1.1	-0.2
LSG Holding Asia Ltd., Hong Kong	100%	100%	-0.3	0.0
LSG-Hygiene Institute GmbH, Neu-Isenburg	100%	100%	-0.2	-0.1
LSG Lufthansa Service Asia Ltd., Hong Kong	100%	100%	39.5	0.7
LSG Lufthansa Service Cape Town (Pty) Ltd., Cape Town, South Africa	80%	80%	1.0	0.3
LSG Lufthansa Service Catering- und Dienstleistungs-gesellschaft mbH, Neu-Isenburg	100%	100%	0.0	0.4
LSG Lufthansa Service Enterprises Ltd., Hong Kong	100%	100%	0.0	0.0
LSG Lufthansa Service Europa/Afrika GmbH, Kriftel	100%	100%	1.2	11.3
LSG Lufthansa Service Guam, Inc., Guam, USA	100%	100%	15.4	2.6
LSG Lufthansa Service Holding AG, Kriftel	100%	100%	440.1	-27.2
LSG Lufthansa Service Saipan, Inc., Saipan, Micronesia	100%	100%	11.6	1.5
LSG Lufthansa Service Switzerland AG, Zurich, Switzerland	100%	100%	-2.8	-0.3
LSG Lufthansa Service Training Denmark A/S, Copenhagen, Denmark	100%	100%	0.0	0.0
LSG Lufthansa Service Training Norway AS, Oslo, Norway	100%	100%	0.0	0.0
LSG Lufthansa Service Training Sweden AB, Malmö, Sweden	100%	100%	-0.8	0.0
LSG Lufthansa Service USA, L.L.C., Wilmington, Delaware, USA	100%	100%	4.1	-4.0

**Equity and net profit/loss according to IAS*

... Significant Subsidiaries 2002

Name, corporate domicile	Capital share	Voting right per-centage	Equity* in €m	Net profit/loss after taxes* in €m
LSG Sky Chefs Belgium N.V., Zaventem, Belgium	100%	100%	0.6	0.6
LSG Sky Chefs Danmark A/S, Kastrup, Denmark	100%	100%	-38.5	24.4
LSG Sky Chefs Deutschland GmbH, Frankfurt/M.	100%	100%	-13.0	-7.1
LSG Sky Chefs Europe Holding Ltd., London, Great Britain	100%	100%	68.6	-0.2
LSG Sky Chefs France S.A., Bobigny, France	100%	100%	-19.3	-12.2
LSG Sky Chefs/GCC Ltd., Feltham, Great Britain	50%	51%	8.8	2.3
LSG Sky Chefs International, L.L.C., Wilmington, Delaware, USA	100%	100%	-43.4	-28.9
LSG Sky Chefs LLC, Dover, Delaware, USA	100%	100%	-10.8**	-80.1**
LSG Sky Chefs Norge AS, Oslo, Norway	100%	100%	-11.9	11.8
LSG Sky Chefs S.p.A., Milan, Italy	100%	100%	2.3	-2.4
LSG Sky Chefs Sverige AB, Stockholm, Sweden	100%	100%	-15.6	19.6
LSG Sky Chefs US Acquisition, L.L.C., Wilmington, Delaware, USA	100%	100%	1,608,3	0.0
LSG Sky Chefs US Holding 2, Inc., Wilmington, Delaware, USA	100%	100%	1,197.2	-15.8
LSG Sky Chefs US Holding, L.L.C., Wilmington, Delaware, USA	100%	100%	1,215.0	0.0
LSG-Sky Food GmbH, Alzey	100%	100%	-1.0	1.3
Lufthansa A.E.R.O. GmbH, Alzey	100%	100%	16.7	4.0
Lufthansa Airmotive Ireland Holdings Ltd., Dublin, Ireland	100%	100%	39.1	16.9
Lufthansa Airmotive Ireland Ltd., Dublin, Ireland	100%	100%	47.7	4.8
Lufthansa Cargo AG, Kelsterbach	100%	100%	348.4	535.2
Lufthansa CityLine GmbH, Cologne	100%	100%	132.6	51.0
Lufthansa Commercial Holding GmbH, Cologne	100%	100%	179.3	532.8
Lufthansa International Finance (Netherlands) N. V., Amsterdam, Netherlands	100%	100%	0.0	0.0
Lufthansa Leasing GmbH & Co. Echo-Zulu oHG, Grünwald	100%	67%	0.0	0.0
Lufthansa Leasing GmbH & Co. Fox-Alfa oHG, Grünwald	100%	67%	3.7	2.6
Lufthansa Leasing GmbH & Co. Fox-Bravo oHG, Grünwald	100%	67%	3.7	2.6
Lufthansa Leasing GmbH & Co. Fox-Charlie oHG, Grünwald	100%	67%	3.7	2.6
Lufthansa Leasing GmbH & Co. Fox-Delta oHG, Grünwald	100%	67%	5.9	7.0
Lufthansa Leasing GmbH & Co. Fox-Echo oHG, Grünwald	100%	67%	6.0	7.2
Lufthansa Leasing GmbH & Co. Fox-Golf oHG, Grünwald	100%	67%	1.5	1.8
Lufthansa Leasing GmbH & Co. Fox-Hotel oHG, Grünwald	100%	67%	1.5	1.8
Lufthansa Leasing GmbH & Co. Fox-Quebec oHG, Grünwald	100%	67%	1.6	2.0
Lufthansa Leasing GmbH & Co. Fox-Romeo oHG, Grünwald	100%	67%	1.0	2.3
Lufthansa Leasing GmbH & Co. Fox-Sierra oHG, Grünwald	100%	67%	1.0	2.3
Lufthansa Leasing GmbH & Co. Fox-Tango oHG, Grünwald	100%	67%	1.0	2.3
Lufthansa Leasing GmbH & Co. Fox-Uniform oHG, Grünwald	100%	67%	1.0	2.3
Lufthansa Leasing GmbH & Co. Fox-Victor oHG, Grünwald	100%	67%	1.0	2.3
Lufthansa Leasing GmbH & Co. Fox-Whiskey oHG, Grünwald	100%	67%	0.4	0.7
Lufthansa Leasing GmbH & Co. Fox-Yankee oHG, Grünwald	100%	67%	0.0	0.0
Lufthansa Leasing GmbH & Co. Golf-India oHG, Grünwald	100%	67%	-0.6	-0.8
Lufthansa Leasing GmbH & Co. Golf-Lima oHG, Grünwald	100%	67%	0.1	0.1
Lufthansa Leasing GmbH & Co. Golf-Mike oHG, Grünwald	100%	67%	0.0	-0.1

** Equity and net profit/loss according to IAS*
***the LSG Sky Chefs LLC group already includes 75 consolidated companies (equity and profit/loss of the consolidated group)*

...Significant Subsidiaries 2002

Name, corporate domicile	Capital share	Voting right per-centage	Equity* in €m	Net profit/loss after taxes* in €m
Lufthansa Process Management GmbH, Neu-Isenburg	100%	100%	-0.2	0.4
Lufthansa Systems Airline Services GmbH, Kelsterbach	100%	100%	1.6	2.1
Lufthansa Systems AS GmbH, Norderstedt	100%	100%	0.3	3.1
Lufthansa Systems Berlin GmbH, Berlin	100%	100%	1.3	1.6
Lufthansa Systems Business Solutions GmbH, Raunheim	100%	100%	-0.8	-1.0
Lufthansa Systems Group GmbH, Kelsterbach	100%	100%	19.2	29.0
Lufthansa Systems Infratec GmbH, Kelsterbach	100%	100%	7.1	26.5
Lufthansa Systems North America Inc., East Meadow, USA	100%	100%	-1.7	-1.7
Lufthansa Systems Passenger Services GmbH, Kelsterbach	100%	100%	1.4	6.3
Lufthansa Technik AG, Hamburg	100%	100%	347.3	26.8
Lufthansa Technik Immobilien- und Verwaltungs-gesellschaft mbH, Hamburg	100%	100%	0.0	-3.2
Lufthansa Technik Logistik GmbH, Hamburg	100%	100%	-1.9	1.4
Lufthansa Technik North America Holding Corp., Wilmington, Delaware, USA	100%	100%	58.1	-10.1
Lufthansa Technik Philippines, Inc., Manila, Philippines	51%	51%	36.8	2.7
Margian AB, Sundbyberg, Sweden	100%	100%	0.0	0.0
Orderich Company Ltd., Hong Kong	100%	100%	0.2	0.0
Riga Catering Service SIA, Riga, Latvia	32%	58%	0.9	0.8
Sky Chefs Barcelona S.A., Barcelona, Spain	100%	100%	7.5	2.5
Sky Chefs Madrid S.A., Madrid, Spain	100%	100%	0.5	0.3
Sky Chefs UK Ltd., London, Great Britain	100%	100%	16.5	-0.6
START AMADEUS GmbH, Bad Homburg v.d.H.	66%	66%	35.9	3.0
Top Flight Catering AB, Sigtuna, Sweden	100%	100%	2.0	-0.6
Top Flight Catering Göteborg AB, Sigtuna, Sweden	100%	100%	0.1	-0.1
Top Flight Catering Malmö AB, Sigtuna, Sweden	100%	100%	0.1	0.1
Top Flight Catering Stockholm AB, Sigtuna, Sweden	100%	100%	0.3	0.0
Top Flight Taxfree AB, Sigtuna, Sweden	100%	100%	0.4	0.5

**Equity and net profit/loss according to IAS*

...Significant Subsidiaries 2002

Name, corporate domicile of the companies in the LSG Sky Chefs LLC group	Capital share	Voting right percentage
Agesar Limitada, Chile	100%	100%**
Arlington Services de Mexico, S.A. de C.V., Mexico	100%	100%**
Arlington Services Holding Corp., Delaware, USA	100%	100%**
Arlington Services Panama S.A., Panama	100%	100%**
Arlington Services, Inc., Delaware, USA	100%	100%**
Bahia Catering Ltda., Brazil	95%	95%**
Bethesda Services, Inc., Delaware, USA	100%	100%**
Cafes Finas Recife Ltda., Brazil	95%	95%**
Caterair Airport Properties, Inc., Delaware, USA	100%	100%**
Caterair Australia Pty Limited, Australia	100%	100%**
Caterair Consulting Services Corp., Delaware, USA	100%	100%**
Caterair Holdings Corporation, Delaware, USA	27%	100%**
Caterair In-Flight Services of V.I., Inc., Virgin Islands, USA	100%	100%**
Caterair International Corporation, Delaware, USA	100%	100%**
Caterair International Japan Limited, Japan	100%	100%**
Caterair International Transition Corp., Delaware, USA	100%	100%**
Caterair International, Inc. (II), Delaware, USA	100%	100%**
Caterair Lebanon SAL, Lebanon	100%	100%**
Caterair New Zealand Limited, Delaware, USA	100%	100%**
Caterair Portugal Assentencia A Bordo, Ltda., Portugal	100%	100%**
Caterair Services de Bordo e Hotelania S.A., Brazil	100%	100%**
Caterair St. Thomas Holding Corp., Delaware, USA	100%	100%**
Caterair Taiwan In-Flight Services Limited, Taiwan	100%	100%**
Catersuprimento de Refeicoes, Ltda., Brazil	100%	100%**
Cocina del Aire de Provincia, S.A. de C.V., Mexico	100%	100%**
Comercializadora de Services Limitada, Chile	100%	100%**
Comisariato de Baja California, S.S. de C.V., Mexico	100%	100%**
Comisariatos Gorte, S.A. de C.V., Mexico	100%	100%**
Commissaria Santos Dummont Ltda., Brazil	100%	100%**
I & K Distributors Inc., Ohio, USA	100%	100%**
Inversiones Turisticas Aeropuerto Panama, S.A., Panama	100%	100%**
JFK Caterers, Inc., Delaware, USA	100%	100%**
LSG Sky Chefs de Venezuela C.A., Venezuela	80%	80%**
LSG Sky Chefs LLC, Dover, Delaware, USA	100%	100%**
LSG/Sky Chefs do Brasil Catering - Refeicoes Ltda., Brazil	100%	100%**
Marriott Export Services, C.A., Venezuela	80%	100%**
Marriott International Trade Services, C.A., Venezuela	80%	100%**
Mrs Crockett's Kitchens, Inc., Texas, USA	100%	100%**

***Included in the LSG Sky Chefs LLC group's accounts*

...Significant Subsidiaries 2002

Name, corporate domicile of the companies in the LSG Sky Chefs LLC group	Capital share	Voting right percentage
Ogden Aviation Food Services (ALC) Inc., Delaware, USA	100%	100%**
Ogden Aviation Food Services, Inc., Delaware, USA	100%	100%**
Onex Ohio Acceptance Corp., Delaware, USA	100%	100%**
Onex Ohio Capital Corp. II, Delaware, USA	100%	100%**
Onex Ohio Capital Corp., Delaware, USA	100%	100%**
Onex Ohio Credit Corp. II, Delaware, USA	100%	100%**
Onex Ohio Credit Corp., Delaware, USA	100%	100%**
Onex Ohio Equity Corp. II, Delaware, USA	100%	100%**
Onex Ohio Equity Corp., Delaware, USA	100%	100%**
Onex Ohio Finance Corp. II, Delaware, USA	100%	100%**
Onex Ohio Finance Corp., Delaware, USA	100%	100%**
Onex Ohio Fiscal Corp. II, Delaware, USA	100%	100%**
Onex Ohio Fiscal Corp., Delaware, USA	100%	100%**
Onex Ohio Funds Corp. II, Delaware, USA	100%	100%**
Onex Ohio Funds Corp., Delaware, USA	100%	100%**
Orval Kent de Linares, S.A. de C.V., Mexico	100%	100%**
Orval Kent Food Company of Linares, Inc., Delaware, USA	100%	100%**
Orval Kent Food Company of Rio Bravo, Inc., Delaware, USA	100%	100%**
Orval Kent Food Company, Inc., Delaware, USA	100%	100%**
Orval Kent Food Company, S.A. de C.V., Mexico	100%	100%**
Orval Kent Holding Co., Delaware, USA	100%	100%**
Ozark Salad Co., Delaware, USA	100%	100%**
Pennant Foods Holding Company, Delaware, USA	100%	100%**
Pennant Foods, Inc., Delaware, USA	100%	100%**
SC International Services Ireland Limited, Ireland	100%	100%**
SC International Services, Inc., Delaware, USA	100%	100%**
SCIS Air Security Corporation, Wilmington, Delaware, USA	100%	100%**
SCIS Food Services Inc., Delaware, USA	100%	100%**
ServCater International Ltda., Brazil	90%	90%**
Sky Chefs Argentine, Inc., Delaware, USA	100%	100%**
Sky Chefs Canada Company, Canada	100%	100%**
Sky Chefs Chile S.A., Chile	100%	100%**
Sky Chefs De Mexico, S.A. de C.V., Mexico	100%	100%**
Sky Chefs de Panama, S.A., Panama	100%	100%**
Sky Chefs International Corporation, Delaware, USA	100%	100%**
Sky Chefs, Inc., Delaware, USA	100%	100%**
Western Aire Chef, Inc., Delaware, USA	100%	100%**

***Included in the LSG Sky Chefs LLC group's accounts*

Significant Joint Ventures*

Name, corporate domicile	Capital share	Voting right percentage
Aircraft Maintenance and Engineering Corp., Beijing, China	40.00 %	50.00 %
Air Dolomiti S.p.A. Linee Aeree Regionali Europee, Ronchi dei Legionari, Italy	20.69 %	20.69 %
Amadeus Global Travel Distribution S.A., Madrid, Spain	18.28 %	27.92 %
Autobahn Tank & Rast Holding GmbH, Bonn	31.04 %	31.04 %
Global Logistics System Europe Company for Cargo Information Services GmbH, Frankfurt/M.	46.85 %	42.86 %
OPODO LIMITED, London, Great Britain	22.86 %	22.86 %
Shanghai Pudong International Airport Cargo Terminal Co. Ltd., Shanghai, China	29.00 %	22.22 %
Shannon Aerospace Ltd., Shannon, Ireland	50.00 %	50.00 %
Thomas Cook AG, Oberursel	50.00 %	50.00 %

Significant Associated Companies*

Name, corporate domicile	Capital share	Voting right percentage
Aerococina S.A. de C.V., Mexico	49.00 %	49.00 %
Aeromar Ltd., Moscow, Russia	49.00 %	49.00 %
Airest Restaurant- und Hotelbetriebsgesellschaft mbH, Vienna, Austria	30.00 %	30.00 %
Airport Restaurants Ltd., Barbados	49.00 %	49.00 %
Antigua Catering Services Ltd., Antigua	49.00 %	49.00 %
Barbados Flight Kitchen Ltd., Barbados	49.00 %	49.00 %
BELAC LLC, Wilmington, Delaware, USA	20.00 %	20.00 %
British Midland plc, Donington Hall, Great Britain	30.00 %	30.00 %
Caterair Airport Services Pty Limited, Sydney, Australia	49.00 %	49.00 %
Catering Por, Portugal	49.00 %	49.00 %
China Air Catering Ltd., Hong Kong	50.00 %	50.00 %
CLS Catering Services Ltd., Vancouver, Canada	40.00 %	40.00 %
Cocina de Vuelos S.A. de C.V., El Salvador	49.00 %	49.00 %
DHL International Ltd., Bermuda, USA**	25.03 %	25.03 %
Eurowings Luftverkehrs AG, Nuremberg	24.90 %	24.90 %
GlobeGround GmbH, Frankfurt/M.***	49.00 %	49.00 %
Gulf International Caterers, W.L.L., Bahrain	49.00 %	49.00 %
HEICO Aerospace Holdings Corp., Hollywood, Florida, USA	20.00 %	20.00 %
Hong Kong Beijing Air Catering Ltd., Hong Kong	45.00 %	45.00 %
Hong Kong Shanghai Air Catering Ltd., Hong Kong	45.00 %	45.00 %
Inflight Holding (Cayman) Ltd., Cayman Islands	49.00 %	49.00 %
Jamestown Investments Ltd., Hong Kong	37.50 %	37.50 %
LSG Lufthansa Service Hong Kong Ltd., Hong Kong	38.12 %	38.12 %
Nanjing Lukou International Airport LSG Catering Co Ltd., Nanjing, China	40.00 %	40.00 %
Sancak Havacilik Hizmetleri A.S., Istanbul, Turkey	50.00 %	50.00 %
Siam Flight Services Ltd., Bangkok, Thailand	49.00 %	49.00 %
St. Lucia Catering Services Ltd., St. Lucia	49.00 %	49.00 %
St. Thomas Catering Corp., Delaware, USA	33.00 %	33.00 %
Versair In-Flight Services Ltd., Jamaica	24.00 %	24.00 %
Xi'an Aircraft Catering Co. Ltd., Xi'an, Shaanxi, China	30.00 %	30.00 %

* *Included at equity*
** *accounted for at equity until 20 November 2002, sold as of 20 November*
*** *accounted for at equity until 1 July 2002, sold as of 1 July*

Group Management Report

Lufthansa again one of the leading airlines with a much improved result

In the 2002 financial year the recovery of the world economy and of the airline industry that had been anticipated at the beginning of the year failed to occur. Despite this, the Lufthansa Group managed to earn an operating profit of €718m (2001: €28m). The profit from operating activities totalled no less than €1.6bn compared with a loss of €0.3bn in 2001. After taxes the net profit for the year amounts to €717m. The Executive Board and the Supervisory Board will submit a proposal to the Annual General Meeting to pay a dividend of €0.60 per share.

This fine result is a consequence of the investment-curbing and cost-cutting measures initiated in September 2001 which we rigorously continued in the year under review. By pursuing an intelligent capacity management and pricing strategy, the Group's airlines also managed to lift their rate of capacity utilisation and secure stable average yields.

This was assisted by D-Check, our efficiency-enhancing programme. Additionally bolstered by the D-Check Acute campaign, this enabled us to achieve the targeted additional cash flow for 2002 of €409m ahead of time, in August. At year-end we had defined projects that will generate a further aggregate cash flow of €909m.

Changes in the group of consolidated companies

The composition of the group of consolidated companies changed again in 2002 compared with the previous year, which hampers comparisons with the 2001 figures. The Lufthansa Group's consolidated accounts were expanded by the inclusion of further companies from the Maintenance, Repair and Overhaul, Catering and IT Services business segments. For details see Note 4 to the Consolidated Financial Statements on page 118. Another factor which substantially

distorts a year-on-year comparison is that the companies of the LSG Sky Chefs group USA were incorporated into the 2001 consolidated financial statements only as from 1 June, following the acquisition of a majority of the US caterer's equity. The GlobeGround group, by contrast, was included in the 2001 figures until 31 July, when a majority stake was sold to Penauille.

In the following remarks and analyses we have recomputed the two financial years on a comparable basis so as to render the development of certain cost and revenue items more transparent. In these cases we have eliminated the year-on-year changes in the consolidation profile.

As in the previous years, the Group's annual financial statements were drawn up in accordance with International Accounting Standards (IAS) in the light of the clarifying comments of the Standing Interpretations Committee (SIC).

Economic setting

The overall course of business activity in the 2002 financial year was disappointing. In the first few months the world economy showed some slight signs of recovery, which aroused hopes that the pace of business activity would pick up in the second half of the year. But as the year wore on, the looming military confrontation with Iraq, the increase in oil prices and the further slump in share prices in the autumn weakened both investment and consumption worldwide. This dampened macroeconomic activity, with the result that the GDP growth rates in the major industrial countries at the end of 2002 fell well short of the forecasts. The dynamism of the US economy, too, slackened increasingly after growing strongly at the start of the year. In the course of 2002 the solid if modest upturn produced a 2.4 per cent expansion in GDP in the United States.

In our main market Germany the debate about the perceived hike in prices associated with the introduction of the euro currency, growing unemployment and the publicly mooted increases in taxes and social security contributions depressed private consumption and the demand for airline services. The pessimistic mood caused private consumption to contract by 0.5 per cent – despite a 1 per cent increase in disposable income. According to provisional figures, the German economy grew by a mere 0.2 per cent.

This general environment and the persistent fear of further terrorist attacks delayed a sustained recovery and the return to previous traffic output levels in the airline industry. According to an estimate made by the International Air Transport Association (IATA), scheduled carriers made a combined loss of around five to seven billion dollars on their international routes in 2002. The North American airlines were particularly badly hit.

In the 2002 financial year the airlines of the Lufthansa Group were likewise unable to match their previous traffic data levels. Whereas the aftermath of the terror assaults continued to hold down demand in the first few months of the year, it was the weak economic momentum and consumer restraint that exerted a negative impact thereafter. These difficulties were additionally exacerbated by a sharpening of competition, particularly in Europe. For the first time in its history the Passenger Business segment recorded a fall in passenger numbers for two years in succession. In the Logistics segment, too, the muted economic environment, especially in Germany, again led to lower tonnages. However, the overall sales volume (passenger and cargo traffic), measured in tonne-kilometres, came close to equalling the level achieved in 2001.

The consequences of the crisis in the aviation sector also had an impact on the MRO segment in 2002 with the expected time-lag. The continuing crisis in the airline industry also hampered the recovery of the Catering segment. In the United States, in particular, the course of development continues to be clouded by declining passenger numbers, reduced on-board services and intense cost pressures.

Positive bottom-line result of €717m

Despite the difficult environment, the Lufthansa Group posted an operating result of €718m in 2002, compared with €28m in 2001. Although this is less than the record result achieved in 2000, it is on a par with the good results posted at the end of the 1990s.

The profit from operating activities came to €1.6bn, which represents a jump of no less than €1.9bn compared with 2001, in which a loss of €0.3bn was recorded. This positive development was due in equal measure to the 4.9 per cent rise in operating income to €19.1bn and the 5.4 per cent reduction in operating expenses down to €17.5bn. The balance of the non-operating items in 2002 was substantially positive. This reflected the high book profits obtained from asset disposals. By contrast, the result from operating activities in 2001 had been burdened by the goodwill write-down on the value of the LSG Sky Chefs group USA at the balance sheet date and by the setting-up of provisions for pending losses in respect of a catering contract.

The changes in exchange rate parities depressed last year's result by €138m.

After deducting actual and deferred tax liabilities, the Lufthansa Group posted a net profit for the year 2002 of €717m – a year-on-year improvement of €1.4bn. In 2001 the Group had shown a net loss of –€633m.

Course of business

Traffic revenue down by 1.8 per cent

The Group's airlines generated combined traffic revenue of €12.0bn, which was 1.8 per cent less than in 2001; the Passenger Business segment accounted for €9.7bn of this total.

The demand for air traffic services recovered more slowly than originally anticipated. In the 2002 financial year the Group's passenger airlines carried 43.9 million passengers, 3.8 per cent fewer than in 2001. Thanks to a sophisticated capacity planning and pricing policy, the rate of flight utilisation was raised and average yields were held steady.

While supply was cut by 5.2 per cent, demand declined by only 2.0 per cent. Consequently, the passenger load factor was lifted by 2.4 percentage points to 73.9 per cent. The largest drop in demand was registered in the traffic regions Europe, North America and South America, although it was here that we had also reduced available capacity by the largest amount.

As average yields – in relation to revenue passenger-kilometres – actually improved by 0.7 per cent, the decline in traffic revenue in the Passenger Business segment was restricted to 1.3 per cent.

Lufthansa Cargo reduced its capacity supply, measured in tonne-kilometres, by an even greater margin of 4.7 per cent last year and actually managed to push up its traffic volume by 1.1 per cent. The cargo load factor increased by 3.8 percentage points to 66.6 per cent. As this was accompanied by a sharp erosion of average yields from cargo business by 4.7 per cent, the Logistics segment's traffic revenue decreased over twelve months by 3.7 per cent.

Other revenue helps revenue to grow by 1.7 per cent

Other revenue rose by €0.5bn or 11.3 per cent to €4.9bn and more than offset the decrease in traffic revenue. Total revenue thus increased on balance by 1.7 per cent to €17.0bn. The share of traffic revenue in the Group's total revenue fell further in the year under review and now stands at 70.9 per cent.

The growth of other revenue results exclusively from the change in the group of consolidated companies. Disregarding the first-time consolidation and adjusted for the contributions of the LSG Sky Chefs group USA, other revenue would have been 5.3 per cent lower than in 2001 and total revenue would have decreased by 2.5 per cent.

The respective shares of the Group's external revenue generated by the individual business segments were as follows: Passenger Business 59.1 per cent, Logistics 13.8 per cent, Catering 15.5 per cent, MRO 9.6 per cent, IT Services 1.1 per cent and the companies amalgamated within the segment Service and Financial Companies 0.9 per cent.

Other operating income up by 42.7 per cent

In the 2002 financial year other operating income surged by 42.7 per cent to €2.1bn. This was largely due to a big rise in the income from asset disposals. The sale of the 25 per cent stake in DHL International Ltd. yielded book profits of €0.4bn, while the disposal of the remaining 49 per cent equity interest in the GlobeGround group produced capital gains of €0.1bn. In 2001 we had recorded total book profits of only €0.2bn. Operating income further contains exchange rate gains which resulted primarily from currency movements between the time receivables and payables originated and the time of their realisation. These gains were €0.1bn larger in 2002 than in 2001, although the corresponding exchange rate losses contained in other operating expenses also grew by the same amount.

Other operating income also includes the compensation of €43m paid to Lufthansa by the German government for the damage sustained through the closure of US air space from 11 to 14 September 2001.

Operating expenses lowered by 5.4 per cent

Thanks to rigorous cost management, the Group's operating expenses fell by 5.4 per cent to €17.5bn. Adjusted for the changed consolidation profile and the contributions from the LSG Sky Chefs group USA, this cost reduction would have amounted to as much as 6.9 per cent. All individual operating expense items were reduced.

Cost of materials

The cost of materials fell overall by 5.6 per cent – on an adjusted basis by 10.4 per cent – and in the year under review totalled €7.2bn.

Fuel costs shrank by 16.9 per cent to €1.3bn. This was facilitated by the 3.9 per cent drop in consumption owing to the capacity cuts and the lower prices, including price hedging operations in US dollar terms, which reduced fuel costs by 9.9 per cent. The euro's appreciation further eased the fuel bill by an additional 3.1 per cent. The balance of fuel price hedging operations in US dollars in the 2002 financial year was positive and, at €95m, matched the outcome recorded in 2001.

The cost of purchased merchandise climbed by 30.3 per cent to €0.9bn. This year-on-year increase was due exclusively to the fact that the LSG Sky Chefs group USA had been included in the 2001 Group accounts for seven months only. If the group is stripped out of this expense item in both years, the cost of purchased merchandise would have been 7.5 per cent lower in 2002 than in the previous year.

We spent €1.3bn on other raw materials and supplies; this was 8.8 per cent less than in 2001. Adjusted for the change in the consolidated Group profile, this reduction would have amounted to no less than 12.8 per cent.

The cost of purchased services totalled €3.7bn, a year-on-year fall of 6.3 per cent – or 7.0 per cent on a comparable adjusted basis.

Although the Group's airlines reduced their capacity by 5.0 per cent, fees and charges went down by a mere 3.1 per cent. Altogether we expended €2.2bn on fees and charges. Of this sum, €0.8bn was accounted for by airport handling fees and €0.6bn by air traffic control charges. They declined over twelve months by a mere 3.2 per cent and 1.3 per cent, respectively.

Chartering costs, third-party MRO outlays and other bought-in services were likewise lowered substantially. The other externally procured services decreased in the aggregate by 10.9 per cent to €1.4bn. Adjusted for the distorting effects resulting from first-time consolidation, this item of expenditure would have decreased by 11.8 per cent vis-à-vis 2001.

Staff costs
Last year the Lufthansa Group's workforce was 7.0 per cent larger on average than in 2001. Staff costs grew by 4.0 per cent to €4.7bn. After adjustment for the changes in the range of the consolidated group and the contributions to staff costs from the LSG Sky Chefs group USA in the two years, the labour force expanded on average by 0.5 per cent in 2002, whereas staff costs actually fell by 0.4 per cent compared with the previous year. On this comparable basis 1.9 per cent less was spent on wages and salaries and 2.6 per cent less on social security expenses. By contrast, pension expenses climbed by 32.8 per cent owing to higher additions to retirement benefit obligations. This year-on-year increase was due mainly to the alteration of benefit entitlements under the VBL supplementary pension scheme for public-sector employees as of 1 January 2002.

On account of the changes in the range of consolidated companies and the inclusion in the employee total of the LSG Sky Chefs group USA for a full business year, the Lufthansa Group's annualised headcount grew last year by 5,797 or 6.6 per cent. All told, the Lufthansa Group employed a workforce of 94,135 on average in the year under review, for whom expenditure of €3.9bn was incurred for wages and salaries, €0.5bn for social security contributions and €0.3bn for retirement benefits.

Depreciation and amortisation
In the 2002 financial year we booked exceptional depreciation and amortisation expense on two grounded aircraft and two buildings totalling €33m. In 2001, by contrast, we had sustained extraordinary depreciation charges of €495m through the goodwill impairment of the LSG Sky Chefs group USA. Scheduled depreciation and amortisation in 2002 came to €1.2bn and was in line with the prior-year level.

Other operating expenses

Other operating expenses amounted to €4.4bn and were similarly distinctly lower than in 2001. Aggregate savings of 6.1 per cent were made – or 8.2 per cent if computed on a comparable basis. Sales commissions contracted by 7.5 per cent and thus by a greater margin than traffic revenue. On the other hand, insurance expenses for flight operations rocketed by €0.1bn or 224.2 per cent. Exchange rate losses, too, increased by €0.1bn. They were offset by exchange rate gains in the same amount. Virtually all other cost items were lowered appreciably.

Financial result and profit after taxes

The financial result came to –€640m. This was made up of a negative contribution from subsidiaries, joint ventures and associates of –€64m, a negative interest balance of –€415m and a deficit on the other financial items of –€161m.

The result from subsidiaries, joint ventures and associates in 2002 fell €109m short of the previous year's positive income of €45m. The negative pro rata result of Thomas Cook AG, measured according to the equity method, equalled –€67m; this contrasts with a positive contribution in 2001 of €7m. The likewise negative result from the Group's interest in British Midland plc of –€66m contains an unscheduled goodwill write-down of €53m.

A contributory factor in the worsening of the negative net interest result by 4.3 per cent was the interest portion of additions to pension provisions amounting to €255m. Adjusted for the changes in the consolidated accounts and the LSG Sky Chefs group USA, the year-on-year interest balance would have narrowed by 3.8 per cent.

The profit from operating activities and the financial result net to a profit from ordinary activities before taxes of €1.0bn, which is an improvement of €1.7bn over 2001. The tax-deductible losses carried forward from past years were reduced by the positive result for 2002. The actual income tax burden therefore came to only €49m. However, the claiming of the tax-loss carryforwards leads to a corresponding deferred tax liability to the extent that deferred tax assets arising from losses in previous years are released. Deferred tax expenses thus totalled €134m. After deducting other tax expenses (€48m) and the portion of the profit attributable to minority interests (€5m) the 2002 financial year closed with a net profit of €717m. In 2001 Lufthansa had posted a loss of –€633m.

Appropriation of the profit

Deutsche Lufthansa AG, as the parent company of the Lufthansa Group, posted a net profit for the year 2002 of €1.1bn (2001: a net loss of –€0.8bn).

After making good the loss of €797m brought forward from 2001 and transferring €85m to retained earnings, the Company is left with a distributable profit of €229m. The Executive Board and the Supervisory Board will submit a motion to the Annual General Meeting on 18 June 2003 to use this to pay a dividend of €0.60 per share.

Capital expenditure and financing

Capital expenditure cut drastically

In 2002 the Lufthansa Group substantially reduced its capital expenditure programme as part of the drive to bolster profitability and invested only €0.9bn (2001: €3.0bn). €0.4bn of this sum was expended on investments in a new Boeing 747-400, in five Canadair CRJ700s and in advance payments on aircraft. Three aircraft were sold and three others were scrapped after salvaging their usable spare parts for utilisation within the Group.

€0.2bn in all was invested in purchases of equity stakes and in granting capital and loans to subsidiaries and associates.

Operational cash flow reaches €2.3bn

The fine operating result made it possible to generate a net cash flow from business operations of €2.3bn (see the Cash Flow Statement on page 115); this was 33.2 per cent more than in 2001 (€1.7bn). The year-on-year improvement in the result before income tax of €1.7bn was offset by much smaller depreciation allowances in 2002 that are added to the cash flow (–€0.6bn) and far larger book profits from the disposal of fixed

assets that are subtracted from the cash flow (–€0.3bn). As the change in working capital last year (€0.2bn) was barely half of the €0.4bn increase in 2001 due to consolidation changes, all but €0.6bn of the increase in internally generated resources from the higher result vis-à-vis 2001 was cancelled out. The gross operational cash flow before income tax payments likewise came to €2.3bn (2001: €1.7bn).

Net cash used in investing activities – the balance of gross expenditure and income from the acquisition and disposal of fixed assets, including the associated cash flows from these investments – was likewise positive at €0.5bn. In 2001 capital expenditure had exceeded the corresponding income by €2.4bn. Of the total generated liquid funds of €2.8bn, we invested €0.6bn in securities.

The Group's net indebtedness was slashed by €2.7bn and at the end of 2002 amounted to only €1.1bn. This allowed us to cut our gearing – the ratio of net indebtedness to shareholders' equity shown on the balance sheet – to 27.5 per cent from 109.0 per cent at end-2001.

Equity ratio recovers to 21.6 per cent

The Group's shareholders' equity increased by €0.6bn, mainly because of the positive result. The convertible bond issue launched on 4 January 2002 yielded a further €0.1bn in premiums which were added to the capital reserves. A countervailing effect of –€0.1bn arose principally from the realisation of the positive market values of hedging operations which in 2001 were contained in the reserves and thus boosted the equity total and which matured in the financial year 2002. Consequently, the Group's shareholders' equity of €4.1bn is €0.6bn higher than in 2001. In turn this improved the equity ratio to 21.6 per cent. The balance sheet total grew by €0.9bn or 5.1 per cent to €19.1bn. On the assets side this growth was attributable exclusively to current assets, which expanded by €2.1bn. The fixed assets total contracted by €1.2bn, above all owing to ongoing depreciation coupled with a smaller volume of capital expenditure. Within current assets, liquid funds increased by €2.5bn, whereas receivables declined by €0.4bn.

On the liabilities side, the long-term capital increased owing to the rise in shareholders' equity by €0.1bn altogether, with the consequence that the ratio of long-term liabilities to fixed assets rose to 97.8 per cent (2001: 88.9 per cent).

Net value added boosted by 45.7 per cent

In the year 2002 the Lufthansa Group generated net value added of €6.2bn as opposed to €4.2bn a year earlier. Of this 75.5 per cent or €4.7bn was attributable to the employees, 9.0 per cent or €0.6bn was spent on interest, while 0.1 per cent or €5m was payable to minority shareholders. Of the remaining 15.4 per cent of the total value added, 3.8 per cent accrues to government on account of deferred tax liabilities, and 11.6 per cent remains for the time being within the Company.

Risk report

System for the early detection of risks/ risk management system

As an international airline Lufthansa is exposed both to general entrepreneurial risks and to industry-specific risks. Key areas of exposure are capacity and utilisation risks, strategy-related risks, political risks, operational risks, procurement risks, wage policy risks, IT risks plus financial and treasury management risks. Our risk management strategy permits us to exploit business opportunities that present themselves and to incur related risks as long as such risks are an unavoidable component of value creation. The targeted management of entrepreneurial opportunities and business risks alike is part and parcel of Lufthansa's corporate strategy. Consequently, the Group's system for the timely detection and management of risks consists of a multiplicity of components that are systematically embedded in the entire organisational and operational structure of the Group. There is no autonomous organisational structure; instead, risk management is regarded as a prime responsibility of the managers of all business entities and of the process and project managers in the Group companies. One of their management responsibilities is to ensure that the staff are likewise integrated into the risk management system.

The Risk Management Committee makes sure that risks are identified and assessed continuously across functions and processes. It is responsible for the system's constant further refinement and for verifying its effectiveness. It reports regularly to the Executive Board. The Committee further develops the basic principles of risk policy and oversees their compliance. It also communicates the Group's risk policy, defines the documentation requirements and initiates any necessary reviews of specific aspects of the risk management system by the internal auditing department. The respective parent companies of the business segments ensure that their subsidiaries are likewise incorporated into the risk management system.

All major potential risks to the Group's profitability or basis of existence are documented in a risk map which is regularly updated and extended. Major risks are defined as dangers which per se – assuming a median probability of occurrence – might cause damage equal to at least one-third of the result necessary to maintain the Company's inherent value. Due account is taken of potential interdependencies between different risks.

The measures designed to ensure the early detection, limitation and elimination of these risks within the framework of the risk management system are themselves regularly reviewed and reinforced. Over and above appropriate insurance solutions, countermeasures specific to each individual risk situation are envisaged for the purpose of limiting and overcoming risks. The experience following the events of 11 September 2001 and their consequences has confirmed the effectiveness of the existing risk management system.

An analysis of risks, together with possibilities of limiting and overcoming them, also forms an integral part of the Group's strategy development process and is incorporated into Operational Group Planning.

The independent auditing company PwC Deutsche Revision AG examined Lufthansa AG's system for the early detection of risks as part of its audit of the annual accounts. It confirmed that the system meets the defined requirements.

Risks of future development
The effects of and fluctuations in global economic trends and the general macroeconomic setting have a fundamental impact on Lufthansa's commercial development.

Cyclical and geopolitical risks
The aftermath of the terror attacks of 11 September 2001 and the negative development of the world economy continued to weigh heavily on the aviation industry in 2002. Subsequent terroristic attacks such as those on Djerba, Bali or in Kenya have led to a general feeling of insecurity and to a subdued trend in the demand for travel services. An exacerbation of this effect may be expected should a war break out against Iraq. These geopolitical uncertainties, together with the conjunctural slowdown of the world economy, are having a significant impact on the demand for aviation services.

Overall passenger numbers in international scheduled air traffic last year failed even to match the level of 2000. Lufthansa's good result in 2002 was largely due to successful capacity adjustment and to stringent cost management. This development shows clearly that the competitiveness of the air travel sector hinges on how flexibly an airline can react to changes in demand and in the competitive environment. The introduction of further flexibility into fixed cost items, especially staff costs, is a crucial requirement for this. This necessitates competitive pay settlements specific to each individual business segment to enable Lufthansa to keep pace with the new challenge posed notably by no-frills carriers in Europe.

Strike risk
Against this background the risk of strikes likewise assumes increasing importance. Key professional groups are in a position, by staging relatively short strikes, to massively disrupt flight operations and to cause a disproportionately large amount of damage. Moreover, the warning strike organised by the ver.di trade union in connection with the collective bargaining negotiations for the public sector in Germany showed that Lufthansa's flight operations are also subject to this risk in the context of labour disputes outside Lufthansa.

Hedging the fuel price risk
Fuel consumption is a major cost item. In the year under review it made up almost eight per cent of total operating expenses. Large swings in fuel prices can have a significant impact on the operating result. The risk of unfavourable fuel price movements is limited by the use of various hedging instruments for the crude and heating oil market. Lufthansa's hedging strategy is aimed at neutralising the price risk of up to 90 per cent of anticipated fuel consumption in the following 24 months on a revolving basis. Around 63 per cent of the anticipated fuel needs for the 2003 financial year and around 2 per cent of the estimated volume required for 2004 were hedged as at the balance sheet date. For 53 per cent of the hedged needs for 2003 and all of the hedged operations for 2004 the upward reach of the hedges is limited by offsetting transactions to an average crude oil price level of approximately USD29/bbl.

Capital market risks
The Lufthansa Group's international business activities expose it to both exchange rate and interest rate fluctuations in the international money, capital and foreign exchange markets. Internal guidelines lay down that half the cost of US dollar-denominated investments in aircraft is to be hedged as soon as an outright purchase contract is signed. Hedging of the other half is undertaken depending on current market developments.

A maximum of 75 per cent of the expected net cash flows in individual currencies are hedged for up to 36 months. Variable-rate interest payables may be hedged up to 100 per cent.

This hedging strategy to limit the aforementioned price risks is laid down by Lufthansa's Executive Board. It is documented in internal guidelines; compliance with those guidelines is continuously monitored by the Group internal audit division. Appropriate management and control systems are in place for ongoing risk measurement, surveillance and management. The Supervisory Board is regularly informed of the exposure positions and the hedging results achieved.

Note 39 to the Consolidated Financial Statements of Lufthansa AG gives a detailed account of the state of the exchange rate, interest rate and fuel price hedging operations.

Infrastructure risks
The planned extension of the runways at Frankfurt Airport assumes considerable importance for Lufthansa's long-term competitiveness. The state government of Hesse (in which Frankfurt is situated) has likewise expressed its assent to an extension of the runway system following the clear recommendation given by the "mediation group" of independent experts. The extension project is a key precondition for securing Frankfurt Airport's future as an international air traffic hub. However, the operational restrictions that have meanwhile been introduced into the public debate on extending the airport would obstruct its efficient use. In particular, a practicable solution allowing a certain number of night flights is crucial. If such a solution is not found, Lufthansa would have to refocus its flight schedule structure in the medium term on suitable alternative hubs such as Munich.

Bottlenecks in the European air traffic control systems are continuing to cause substantial flight delays. The infrastructural shortcomings are burdening the profitability of all European airlines. In addition they are jeopardising the sector's ability to keep pace with the growing demand for air transport services. Together with other airlines, Lufthansa is therefore continuing to press the European Commission and the national governments to create an efficient system of air traffic control throughout Europe with the aim of achieving a "single sky" solution. Lufthansa has underscored the importance of the infrastructural setting inter alia by appointing a general representative for infrastructure. He answers direct to the Executive Board and centrally coordinates all infrastructural issues.

Risks of negative developments of the Group's alliances
One of the mainstays of Lufthansa's commercial success is its integration into the world's leading airline partnership system, the Star Alliance. It offers its customers coordinated flight connections to 684 destinations in 125 countries. The loss-making situation in which many of the airlines worldwide at present find themselves has, in the case of some of Lufthansa's partners, assumed alarming proportions that threaten their existence. Thus the Star Alliance partner Ansett announced its insolvency last year, and even our key US partner United Airlines filed for protection from creditors in December 2002 with a view to achieving restructuring under Chapter 11 of the US insolvency law. Lufthansa is closely monitoring developments at United Airlines and is actively supporting United's restructuring measures in an advisory capacity.

Risks in connection with procuring spare parts

The in some cases monopolistic market structure which prevails among the manufacturers of aircraft spare parts exposes Lufthansa to a general risk of rising prices for the procurement of spare parts. This development is also growing more acute on account of the consolidation trend among producers. Lufthansa is doing all it can to contain the resulting economic risk. For example, Lufthansa Technik, with the support of its subsidiaries and associates, has expanded the range of purchasing sources for aircraft spare parts. In addition, negotiations have been intensified further with the manufacturers of aero-engines with the aim of strengthening the Group's joint bargaining position in the purchasing field.

Insurance risks

The costs of insuring the Group's fleet have surged dramatically following 11 September 2001 and since then have remained at a very high level. This is due to the exorbitant additional premiums that are now being charged for insuring against the risk of war and allied perils. An escalation of the conflict with Iraq and new terrorist attacks harbour the risk of further rises in the premiums. We are therefore monitoring the ongoing development of the existing models for insuring against terrorist risks especially closely. This calls for intense cooperation between all market participants and the international community of states.

Risks arising from Group companies

Lower passenger volumes, a cutback in flight capacity and reductions of the inflight service by US carriers in the wake of the terror assaults of 11 September 2001 have also seriously affected the airline catering business of the LSG Sky Chefs group. However, rigorous cost management, the integration of the operational US business acquired in June 2001 and rising revenue levels compared with the slump following 11 September are the first signs of a trend towards re-attaining satisfactory rates of return for Lufthansa in this business segment.

Other risks

In September 2002 the US District Court of North Carolina allowed a class action with more than 30,000 US travel agencies as plaintiffs against 13 US airlines and 4 non-American airlines, including Lufthansa, regarding an alleged anti-competitive collusion in connection with a reduction of commission payments from 1997 to 2002. Lufthansa is not aware of any breach of antitrust laws, it benefits together with its Alliance partner, United Airlines, from an "antitrust immunity" issued by the US authorities and considers the asserted class action groundless.

The Group's strategy

Aviation group has proved its strength in the crisis

The muted world economic climate and weak macroeconomic momentum in our domestic market Germany are continuing to hamper the development of the Lufthansa Group. In the 2002 financial year we coped with the crisis much better than our competitors. The factors in our success were and are a high degree of flexibility, systematic value-oriented cost and revenue management as well as our financial soundness and continuity. The top priority of all our business segments remains enhancing the Group's market value.

Experience has demonstrated that Lufthansa's strategy of a broadly based aviation group also pays off in difficult times. Our decentralised business segment structure enables us to achieve a high degree of flexibility and short decision-making channels within the business segments. The market-oriented character of both our internal and external customer/supplier relationships has substantially enhanced our efficiency and thus created additional leeway for mastering the crisis. At the same time we are continuing to exploit the synergies of the Group network. During the past few years those business segments that are not directly engaged in air travel have been expanded on an above-average scale so as to better offset segment-specific risks within the Group. The business segments Maintenance, Repair and Overhaul, Catering and IT Services have continuously increased their share of business with external clients.

Just as our concept of the aviation group is inherently oriented to flexibility and resilience to crises, the strengthening of our ability to withstand crises has for years been an integral part of our business segment strategy. Elements of our successful track record in this respect in recent years include optimised capacity and yield management as well as intelligent monitoring and control systems. In addition, we have resolutely pursued a policy of making costs more variable.

Strategies of the business segments

Our core passenger business is excellently positioned as a network airline in the rapidly changing European airline industry. It will further extend its leading role. Given the successful development of the Star Alliance, we shall continue to base our strategy on partnerships and alliances. Even in these difficult times we are forging ahead towards deeper integration with a view to systematically exploiting potential synergies for mutual commercial benefit.

We shall continue to closely monitor the no-frills business model. We are responding in a circumspect manner, firstly in order to ward off any potential threat and, secondly, to seize possible opportunities in this market segment. Last year we thus successfully introduced a new pricing concept in Germany and elsewhere in Europe.

Ongoing cost and revenue management aimed at enhancing the Group's value, increasing our flexibility so as to strengthen our resilience to crises, plus the long-term safeguarding of our infrastructural requirements remain key strategic tasks. We shall oppose with all means competitive distortions created by government subsidies granted to other airlines.

Lufthansa Cargo is strategically well placed as a leading provider worldwide in the airport-to-airport freight segment. We shall continue to differentiate ourselves from our competitors through our innovative leadership in respect of our product and service portfolio. At the same time we are endeavouring to both widen and deepen the cargo alliance WOW.

Lufthansa Technik occupies the number one spot in the world as an independent one-stop supplier of aircraft maintenance, repair and overhaul services. The core business is being extended from classical aeronautical repairs to all-round solutions including engineering and logistics services. Thanks to our strategy of internationalisation, we not only offer our clients local production platforms but can also ensure an internationally competitive cost base.

In the Catering segment we shall bring the task of integrating LSG and Sky Chefs to a successful conclusion and achieve the commercial rebound in this business segment, which was particularly badly affected by the terror attacks of 11 September 2001. We are countering the changed underlying conditions in the catering segment by expanding our logistics services beyond pure catering.

The strategic aim of Lufthansa Systems is to establish itself as a leading aviation system house. The company is positioning itself in particular as a strategic IT provider to the Group companies and their alliance partners.

With our equity interest in Thomas Cook AG we occupy a foremost position in the European leisure travel market. The conclusion of the integration of Thomas Cook UK and C&N and the parallel restructuring process to create a fully integrated leisure travel group will lastingly boost profitability. The next goal is to establish the new brand and product portfolio in the market and to react flexibly to the altered pattern of consumer behaviour.

Further development of the all-round aviation group

The concept of the integrated aviation group will be systematically continued in the coming years. Our portfolio of businesses is stable but not static. However, our largest business segment is and will remain passenger business. In building up and extending business segments we orient ourselves to our core competencies and existing stock of assets.

Our strategy continues to be shaped by the principles of value-oriented financial management. In all our activities, investments and acquisitions, enhancing Lufthansa's market value remains our overriding priority. Our yardstick in this is the Cash Value Added (CVA) concept. In 2002 we extended the concept by adding key elements. We now have at our disposal a compact and concise value-based management system at both Group and segment level. In the past year we generated a positive CVA of €404m for the Group.

The factors that brought success in the past will apply in the future, too: permanent cost discipline – including when the going appears to be good –, controlled growth at a minimised risk, such as via cooperations and alliances, and maximum flexibility in planning and implementation will determine our future development. The foundation for the ongoing evolution of our aviation group is a sound and constantly crisis-resistant balance sheet, to which we pay especial attention. For us good corporate governance remains the basis of our entrepreneurial management system. We have integrated the recommendations of the German Corporate Governance Code into our management principles.

Financial strategy
Lufthansa has further extended its strong financial position. Its traditionally conservative financial policy, maximum flexibility and an appropriate supply of liquidity allow us to make optimal use of the financing alternatives and cushion it against fluctuations in the financial markets.

For our gearing (ratio of net indebtedness to shareholders' equity) we have set a target range of 40–60 per cent. We succeeded in lowering the gearing to 27.5 per cent in a short space of time after it had breached the target ceiling in 2001 owing to the purchase of the outstanding shareholding in LSG Sky Chefs and the consolidation of its liabilities.

The moderate debt level and the young and largely debt-free fleet give Lufthansa an outstanding position within the airline industry in its financing options, which is also underpinned by corresponding authorisations given by the shareholders at the Annual General Meeting. One of the declared aims of our financial strategy is to preserve this flexibility and use it for an optimal financing of the Group.

To guard against cyclical fluctuations Lufthansa maintains a liquidity reserve that is available at all times. This safety cushion secures the Group's capital expenditure programme irrespective of conditions in the financial markets.

Lufthansa thus follows a forward-looking financing policy geared to the long term. In shaping and implementing the policy it relies on intensive partnerships built up over many years.

Lufthansa's financial strength is also reflected in its credit ratings. With a score of BBB+ from Standard & Poor's and Baa1 von Moody's Investor Services, Lufthansa has the best credit rating of any European airline and managed to further extend its lead over many rival carriers. These ratings were confirmed at the end of 2002.

Outlook
Economically, financially and operationally, 2002 was the most difficult year in the history of aviation industry since the Second World War. The consequences of the current crisis are already deeper than expected. Whereas after the Gulf War in the early 1990s it took eleven months for the economy to pick up, today – 16 months after 11 September – there are still no indications of a broad-based recovery of the world economy.

In the opinion of the Ifo economic research institute the economy will gather momentum only slowly. The conflict with Iraq, the exchange rate trend of the euro and the increase in crude oil prices are all obstacles to an economic upswing. In addition, it is anticipated that the major regions of the world economy will develop at different speeds. In the euro area gross domestic product is forecast to grow by 1.5 per cent,

in the United States by 2.5 per cent and in Japan by 1.25 per cent. In Germany the government expects the economy to expand by only 1 per cent. Given the deceleration of growth in the final quarter of 2002, the possibility of a recession appears increasingly likely.

The persisting nervousness and purchasing restraint being shown by consumers is also having an impact on their travelling behaviour. Thus business momentum slackened further in the first few weeks of this year. We shall therefore continue to gear our capacity decisions to current demand and, where appropriate, cancel planned increases. As our fleet is virtually free of leasing liabilities, we can ground aircraft rapidly and flexibly.

The future overall economic development hinges crucially on the duration and outcome of the Iraq crisis. For this reason it is not possible at the moment to give a meaningful forecast about the likely course of business in the 2003 financial year. But even if no military confrontation occurs with Iraq, it will not be possible, judging from the present perspective, to match last year's result. In order to safeguard our profitability we decided on far-reaching measures in February. These include further capacity reductions in domestic and European traffic. This entails taking a total of 31 aircraft at Lufthansa and 15 at CityLine and our regional partners out of circulation. The envisaged volume of capital spending has been cut back by €200m and an immediate Group-wide recruitment freeze has been imposed. A supplementary D-Check initiative "Cash 100" is to generate additional cash flow of around €100m in the current year.

The uncertain situation could lead to the elimination of some competitors and thus foster a consolidation of the industry in Europe. Lufthansa is strategically and financially well positioned to be able to maintain its position, even in the event of a protracted crisis.

Prospects for the individual business segments

In all our forecasts for the development of the business segments we have excluded the scenario of a war with Iraq and its unpredictable consequences.

Passenger Business

The slackening of demand, particularly in the premium customer segment, which became evident already in the fourth quarter of 2002, persisted at the beginning of this year in the absence of an economic recovery and hence an increase in business travel. No fundamental change is to be expected in the first half of the year. The measures taken by many firms to cut travel costs will continue to have a negative effect on demand in the business travel segment. We expect an ongoing sound trend in demand for intercontinental traffic, however. In this connection we shall increasingly deploy modern, more cost-effective aircraft such as the Airbus A330 and in this way ensure an economical service in long-haul traffic. On European routes we expect competition to intensify further. We believe that we are on the right track with the capacity adjustments that have already gone into effect in the summer 2003 timetable. Notwithstanding all these measures, we do not envisage that the Passenger Business segment will be able to match its 2002 result.

Logistics

In 2003 Lufthansa Cargo will further streamline its organisational structure and processes. As last year, a key priority will be to reinforce and extend its alliances and partnerships in the air freight sector. In this way market opportunities are to be improved,

while costs are to be reduced via synergies. In addition, the Lufthansa Group's logistics specialist will react flexibly to the changing market environment and goods flows and adjust its capacities accordingly.

Lufthansa Cargo's Airfreight Development Index and numerous economic forecasts suggest a moderate recovery for the second half of 2003 in major markets. Against this background Lufthansa Cargo plans to repeat the good result it achieved in the past fiscal year.

Maintenance, Repair and Overhaul

The continuing crisis in the air traffic industry will have a negative impact on the prices and margins of the providers of MRO services in 2003, too. But Lufthansa Technik also sees opportunities in the current market situation since many airlines are reducing their in-house production and service capacities due to the critical situation and are closing their aeronautical maintenance units. This applies also to aero-engine maintenance, which is a key field of business for Lufthansa's MRO segment.

Lufthansa Technik anticipates higher revenue for 2003 – especially from aircraft overhauls that were postponed by Lufthansa German Airlines. At the same time the company has adopted a flexible stance and can respond quickly to changes. Assuming the measures that have been set in train to boost distribution and reduce costs take full effect, Lufthansa Technik expects at most to post a result at a similar level to 2002.

Catering

In the year under review LSG Sky Chefs initiated a series of measures to bolster its result. This includes the ongoing lowering of overheads, the expansion of its product range, lean production and product standardisation. Especially in the airline catering segment the company has reacted to the smaller flight volume and the declining demand for on-board meals by implementing important initiatives, notably with a view to trimming its production, procurement and administrative processes. The integration of the former separate business segments of LSG and Sky Chefs has progressed rapidly and in line with expectations; the organisations have been unified and streamlined. This will have a beneficial effect on the Group's business volume and economic efficiency. LSG Sky Chefs aims to achieve a positive operating result in 2003.

Leisure Travel

Despite the current muted booking trend, Thomas Cook anticipates a slight recovery in demand and an increase in revenue in the current business year. However, the development in Germany will probably lag behind the rate of European growth owing to the sluggish cyclical recovery. Better prospects are seen in the United Kingdom, in western/eastern Europe and above all in the extra-European markets. Positive effects are expected from the adopted measures to cut costs.

For 2002/2003 Thomas Cook AG is seeking to achieve a break-even result after taxes.

IT Services

Lufthansa Systems believes that the slump in the airline and aviation IT sector has bottomed out and expects the market to pick up in the coming years. The group foresees particularly promising opportunities in this market as it is the sole supplier of a one-stop integrated full-service portfolio. This product is not directed solely at the aviation industry. The company expects increased demand for outsourcing services from the need to restructure and cut costs in the light of the persistent crisis in the air travel sector. In addition, the broad customer base makes it possible to spread the risk

and improves the cost structure. In the current year Lufthansa Systems therefore stands a good chance of surpassing the excellent result it posted in 2002.

Major events after year-end closure

Lufthansa Commercial Holding GmbH has sold its 66 per cent stake in the travel distribution system START AMADEUS, Bad Homburg, to Amadeus Global Travel Distribution S.A., Madrid. The participating interest was transferred to Amadeus Global on 26 February following the go-ahead from the antitrust authorities. Amadeus Global now is the sole owner of START AMADEUS GmbH. The purchase price is around €100m.

On 20 March 2003 part of the external liabilities of SC International Services, Inc., a subsidiary of LSG Sky Chefs, will be repaid out of Lufthansa Group resources with a view to reducing the interest burden. This was announced by LSG Sky Chefs on 18 February. The repayment will involve an outflow of liquid funds from the Lufthansa Group amounting to approximately USD650m.

On 28 February an arbitration agreement was reached in the pay talks for Lufthansa's ground and cabin staff. It foresees a three-stage increase in the collectively negotiated pay scales: on 1 January by 3.2 per cent, on 1 October by 1.8 per cent and on 1 May 2004 by a further 1.2 per cent. The pay settlement has a duration of 26 months altogether, and runs until 31 December 2004. For November and December 2002 a one-off payment of €250 plus a share in the 2002 profit equal to 1.8 per cent of the employee's annual salary was agreed; 50 per cent of this will be based on the overall Group result and the other 50 per cent on the business segment result. In addition the staff will receive a one-off payment amounting to 2 per cent of their annual salary in recognition of their special contribution towards overcoming the difficult time following the events of 11 September. Furthermore, funds are being made available for a revision of the pay structure of ground staff and the pension benefits of cabin staff with effect from 1 January 2003. The pay settlement also contains clauses which, in the event of a crisis, will enable immediate measures to be taken to reduce staff costs through corresponding flexible working-time arrangements. Lufthansa has set up sufficient provisions to finance the additional costs that will be incurred in respect of the year.

Projections of future developments

This Annual Report contains figures and forecasts relating to the future development of the Lufthansa Group and its affiliated companies. These forecasts are estimates which we have made on the basis of all the information available to us at the present time. If the assumptions underlying the forecasts should prove erroneous or if potential risks – such as those mentioned in the Risk Report – should become reality, the actual results may deviate from current expectations.

Independent Auditors' Report [1]

We have audited the consolidated financial statements of Deutsche Lufthansa Aktiengesellschaft and its subsidiaries for the financial year from 1 January to 31 December 2002, comprising the balance sheet, income statement, statement of changes in equity, cash flow statement and the notes to the financial statements. The preparation and contents of the consolidated financial statements in accordance with the International Accounting Standards (IAS) are the responsibility of the Company's Executive Board. Our responsibility is to assess on the basis of our audit whether the consolidated financial statements comply with the IAS.

We have conducted our group audit in accordance with German auditing standards, the generally accepted standards for the audit of financial statements promulgated by the Institut der Wirtschaftsprüfer (Institute of Public Auditors in Germany) and the International Standards on Auditing (ISA). Those standards require that we plan and perform the audit in such a way as to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatements. Performing an audit includes examining, on a test basis, the evidence supporting the amounts and disclosures in the consolidated financial statements. It also includes assessing the accounting principles used and significant estimates made by the management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.

In our opinion based on the results of our audit, the consolidated financial statements give a true and fair view of the net assets, financial position and results of operations of the Group and its cash flows in the financial year.

Our audit which, in accordance with German auditing standards, also covered the group management report prepared by the Company's Executive Board for the financial year from 1 January to 31 December 2002, has not led to any reservations. In our opinion, the management report provides a fair understanding of the Group's position and suitably presents the risks of its future development. We also confirm that the consolidated financial statements and the group management report for the financial year from 1 January to 31 December 2002 meet the requirements for the Company to be exempted from the obligation to prepare consolidated financial statements and a group management report under German law.

Düsseldorf, 4 March 2003

PwC Deutsche Revision
Aktiengesellschaft
Wirtschaftsprüfungsgesellschaft

Pape	Dr. Husemann
Wirtschaftsprüfer	Wirtschaftsprüfer

[1] See "Information Regarding the Auditors Report" on page ix of this Offering Circular.

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Unaudited Consolidated Interim Financial Statements for the Three Months Ended March 31, 2004

Consolidated Income Statement

	January–March **2004** €m	January–March 2003 €m
Traffic revenue	2,886	2,611
Other revenue	1,008	1,092
Revenue	**3,894**	**3,703**
Changes in inventories and work performed by the enterprise and capitalised	5	3
Other operating income	588	408
Cost of materials	– 1,898	– 1,793
Staff costs	– 1,171	– 1,177
Depreciation and amortisation	– 262	– 282
Other operating expenses	– 925	– 1,165
Profit/loss from operating activities	**231**	**– 303**
Income from investments accounted for using the equity method	– 91	– 89
Other income from subsidiaries, joint ventures and associates	7	13
Net interest	– 84	– 102
Other financial items	– 8	– 35
Financial result	**– 176**	**– 213**
Profit/loss from ordinary activities	**55**	**– 516**
Other taxes	– 12	0*
Profit/loss before income taxes	**43**	**– 516**
Income taxes	19	159
Result after taxes	**62**	**– 357**
Minority interests	0*	1
Net profit/loss for the period	**62**	**– 356**
Basic earnings/loss per share**	**€ 0.16**	**€ – 0.93**
Diluted earnings/loss per share**	**€ 0.15**	**–**

below € 1.0m

***The basic loss/earnings per share are determined by dividing the net loss/profit for the period by the weighted average number of ordinary shares outstanding during the financial year. The diluted loss/earnings per share are determined by attributing the ordinary shares which might maximally be issued upon exercise of the convertible bond of Deutsche Lufthansa AG issued on 4 January 2002 to the weighted average of the shares outstanding during financial year 2003. Group net loss/profit for the period is increased by the amounts spent on the convertible bonds.*

Consolidated Balance Sheet as of 31 March 2004

Assets	31 March **2004** €m	31 December 2003 €m	31 March 2003 €m
Intangible assets	933	953	1,681
Aircraft and spare engines	7,196	6,815	7,068
Other tangible assets	1,478	1,297	1,341
Investments accounted for under the equity method	535	720	805
Other financial assets	653	696	717
Fixed assets	**10,795**	**10,481**	**11,612**
Repairable aircraft spare parts	**418**	**404**	**393**
	11,213	**10,885**	**12,005**
Inventories	416	421	426
Trade receivables	1,715	1,498	1,722
Other receivables and other assets	1,060	929	1,143
Securities	807	720	844
Cash and cash equivalents	2,141	2,001	2,083
Current assets	**6,139**	**5,569**	**6,218**
Income tax assets	**197**	**194**	**241**
Prepaid expenses	**61**	**84**	**110**
Total assets	**17,610**	**16,732**	**18,574**

Shareholders' equity and liability	31 March **2004** €m	31 December 2003 €m	31 March 2003 €m
Issued capital	977	977	977
Capital reserve	809	809	809
Fair value reserves	60	-82	94
Retained earnings	961	1,933	2,220
Net profit/loss for the period	62	-984	-356
Shareholders' equity	**2,869**	**2,653**	**3,744**
Minority interests	**47**	**43**	**61**
Retirement benefit obligations	4,443	4,327	4,122
Provisions for income taxes	324	332	109
Other provisions and accruals	3,989	3,394	4,143
Provisions and accruals	**8,756**	**8,053**	**8,374**
Long-term borrowings	3,611	3,312	4,109
Trade payables	669	911	768
Other liabilities	1,478	1,550	1,277
Liabilities	**5,758**	**5,773**	**6,154**
Deferred income	**180**	**210**	**241**
Total shareholders' equity and liabilities	**17,610**	**16,732**	**18,574**

Consolidated Statement of Changes in Shareholders' Equity

	Issued capital	Capital reserve	Fair value reserves hedging instruments	Fair value reserves other financial assets	Currency translation differences	Retained earnings	Net profit/loss for the period	Total
	€m	€m	€m	€m	€m	€m	€m	€m
Balance on 31 December 2002	**977**	**809**	**105**	**3**	**-66**	**1,580**	**717**	**4,125**
Transfers	–	–	–	–	–	717	-717	–
Dividends	–	–	–	–	–	–	–	–
Net loss for the period	–	–	–	–	–	–	-356	-356
Changes in fair value	–	–	7	3	–	–	–	10
Transfers to acquisition cost	–	–	2	–	–	–	–	2
Transfers to the income statement	–	–	-25	-1	–	–	–	-26
Other neutral changes	–	–	–	–	-10	-1	–	-11
Balance on 31 March 2003	**977**	**809**	**89**	**5**	**-76**	**2,296**	**-356**	**3,744**
Balance on 31 December 2003	**977**	**809**	**-87**	**5**	**-120**	**2,053**	**-984**	**2,653**
Transfers	–	–	–	–	–	-984	984	–
Dividends	–	–	–	–	–	–	–	–
Net profit for the period	–	–	–	–	–	–	62	62
Changes in fair value	–	–	42	101	–	–	–	143
Transfers to acquisition cost	–	–	29	–	–	–	–	29
Transfers to the income statement	–	–	-29	-1	–	–	–	-30
Other neutral changes	–	–	–	–	10	2	–	12
Balance on 31 March 2004	**977**	**809**	**-45**	**105**	**-110**	**1,071**	**62**	**2,869**

Currency translation differences are disclosed under retained earnings in the balance sheet. The other neutral changes result mainly from changes in the equity of investments accounted for using the equity method.

Note to the Consolidated Cash Flow Statement
The cash flow statement shows the change in cash and cash equivalents of the Lufthansa Group in the year under review. As required by IAS 7, cash flows have been divided into operating cash flow (corresponding to the cash inflow from operating activities) as well as investing and financing activities. Cash and cash equivalents disclosed in the cash flow statement comprise bank balances (without time deposit credit balances) and cash in hand. The balance of liquid funds in a wider sense can be determined by including securities held as current assets and long-term time deposit credit balances.

Consolidated
Cash Flow Statement

	January–March **2004** €m	January–March 2003 €m
Cash and cash equivalents on 1 January	**2,001**	**2,453**
Profit/loss before income taxes	43	– 516
Depreciation of fixed assets (net of reversals)	266	300
Depreciation of repairable aircraft spare parts	13	20
Result from fixed asset disposal	– 326	– 86
Result from investments accounted for using the equity method	88	87
Net interest	84	102
Income taxes paid	3	1
Changes in inventories	5	– 30
Changes in receivables, other assets and prepaid expenses	– 295	– 401
Changes in provisions and accruals	719	737
Changes in liabilities (without borrowings)	– 241	57
Other	– 100	51
Cash flows from operating activities	**259**	**322**
Gross cash flow from operating activities	*256*	*321*
Purchase of tangible assets and intangible assets	– 635	– 173
Purchase of financial assets	– 7	– 20
Additions to repairable aircraft spare parts	– 27	– 23
Proceeds from sale of non-consolidated equity investments	395	–
Acquisition of non-consolidated equity investments	– 8	– 8
Acquisition of consolidated equity investments*	–	– 8
Proceeds from disposals of intangible assets, tangible assets and other financial assets**	36	65
Interest received	43	42
Dividends received	8	13
Net cash used in investing activities	**– 195**	**– 112**
Securities/fixed-term deposits	– 87	– 260
Net cash used in investing activities and cash investments	**– 282**	**– 372**
Long-term borrowings	323	–
Repayments of long-term borrowings	– 146	– 782
Other borrowings	50	– 58
Dividends paid	–	–
Interest paid	– 66	– 79
Net cash used in financing activities	**161**	**– 919**
Net increase/decrease in cash and cash equivalents	**138**	**– 969**
Effects of exchange rate changes	2	1
Cash and cash equivalents on 31 March	**2,141**	**1,485**
Securities	807	844
Term deposits	–	598
Total liquid funds	**2,948**	**2,927**
Net increase/decrease in total liquid funds	227	– 711

**In 1st quarter 2003 less purchased cash and cash equivalents of €1m*
***In 1st quarter 2003 less disposed cash and cash equivalents of €51m*
Note to the Consolidated Cash Flow Statement see page 18 (page F-194 of this Offering Circular)

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Notes the Interim Financial Statements

This interim report up to 31 March 2004 has been drawn up in accordance with the provisions of IAS 34. It is based on the same accounting and valuation methods used in the Annual Report 2003.

In the first quarter of 2004 we expanded the group of consolidated companies compared with the end of 2003 by a total of seven companies and compared with the first quarter of 2003 by a further 17 companies. This only slightly impairs comparability with last year's corresponding figures.

Air Dolomiti S. p. A. was incorporated into the Group accounts from the second quarter with retroactive effect from 1 January 2003. In this report the prior-year figures have been adjusted accordingly.

Capital Expenditure

Gross capital expenditure totalled €650m (2003: €209m). €562m of this was spent on purchases of and advance payments on aircraft, while the remainder was invested in other tangible fixed assets and financial assets. Between January and March 2004 Lufthansa put three new Airbus 340-600s and three new A330-300s into service, while Air Dolomiti newly deployed one ATR 700. Three more A340-600s and seven A330-300s are due for delivery by the end of 2005.

Major events during the period under review

On 13 February Lufthansa placed a 13.2 per cent equity stake in Amadeus Global Travel Distribution S. A. via the Madrid stock exchange. The 78 million A-shares were sold to institutional investors at a price of €5.05. €394m accrued to Lufthansa from this transaction. This yielded a book profit for the Group of €292m. Lufthansa's equity stake in Amadeus consequently shrank by 18.3 to 5.1 per cent.

Since January Lufthansa has operated the regional partner concept under the name "Lufthansa Regional". The collaboration of the partner airlines – Lufthansa CityLine, Eurowings, Augsburg Airways, Contact Air and Air Dolomiti – has been placed on a new footing. The partners' aircraft are deployed on the basis of a "wet lease" concept. Lufthansa determines the production platform and also assumes the commercial risk for the network operations.

At the end of 2003 Lufthansa announced its intention to introduce a new distribution model in Germany with effect from 1 September 2004. This net pricing model abolishes the commercial representative status of the travel agencies and hence also the commissions which Lufthansa paid them in the past. In future travel agencies can charge customers a service fee, to be set at their own discretion. The majority of the German travel agencies have signed the contractual amendment introducing the new distribution model. Those travel agents who had not signed by 14 February 2004 have received notice of termination of their distribution agreement. This ensures a uniform changeover to the new distribution model. However, smaller travel agents and the national associations that represent them have opposed the change and announced that they will file legal appeals.

Major events after the end of the reporting period and outlook

As from 1 April Lufthansa owns 49 per cent of Eurowings after acquiring a further 24.1 per cent of the equity from AK Industriebeteiligungs GmbH.

With effect from 1 June, Lufthansa is selling its facility management subsidiary, the Lufthansa Gebäudemanagement (LGM) group, to Hochtief Facility Management GmbH, pending approval by the regulatory authorities. Lufthansa is thus pursuing its policy of active portfolio management. The associated agreements were signed on 5 May 2004.

At the beginning of May Lufthansa CityLine concluded labour agreements with the pilots' association Vereinigung Cockpit and the flight attendants' organisation UFO for the 1,600 cockpit crews and cabin staff which will boost productivity and flexibility and significantly enhance the regional airline's competitiveness. The

master pay agreement was radically altered and runs for 33 months until 31 December 2006. The respective pay agreements were extended for a further 30 months – without any increase in pay rates. This will improve Lufthansa CityLine's cost structures by more than €40m up to the end of 2006 and will make a significant contribution to the action plan.

Effects of the changes in the group of consolidated companies

Besides Deutsche Lufthansa AG as the Group's parent company, the consolidated financial statements include all the significant domestic and foreign subsidiaries. Seven companies were newly included in the consolidated accounts in the first quarter of 2004 – Lufthansa Flight Training GmbH, cargo counts GmbH, JETtainer GmbH, Lufthansa Cargo Charter Agency GmbH, time:matters GmbH, MUSA Grundstücks-Verwaltungs-gesellschaft mbH Co.KG (all as of 1 January 2004) and Lufthansa Technik Objekt- und Verwaltungsgesellschaft mbH, which was newly founded on 20 January 2004. Compared with the first quarter of 2003 the range of consolidated companies was additionally expanded by the inclusion of Lufthansa Airmotive Ireland (Leasing) Ltd., Lufthansa Technik Aircraft Services Ireland Ltd., LSG Asia GmbH, LSG Sky Chefs Korea Co Ltd., 41/42 Bartlett (Pty) Ltd., Inflight Catering (Pty) Ltd., eight aircraft leasing companies as well as by three companies that were newly consolidated at the end of 2003 (AirLiance Materials LLC and two real estate companies).

Air Dolomiti S.p.A. as well as an associated aircraft leasing company were incorporated into the group of consolidated companies in the second quarter of 2003 with retroactive effect from 1 January 2003 following the acquisition of a majority stake on 16 April 2003. In this interim report the figures for the first quarter of 2003 have been adjusted accordingly.

The following tables show the main consequences of the changes in the group of consolidated companies.

Balance Sheet

	Group **31 March 2004** €m	of which from changes in the group of consolidated companies in 1st Quarter 2004 €m
Fixed assets	10,795	51
Current assets	6,815	17
Balance sheet total	17,610	68
Shareholders' equity	2,869	10
Minority interests	47	0*
Provisions and accruals	8,756	56
Long-term debt	3,611	7
Other liabilities	2,327	-5

below €0.5m

Income Statement

	Group **January–March 2004** €m	of which from changes in the group of consolidated companies compared with 1st Quarter 2003 €m
Revenue	3,894	47
Operating income	4,487	61
Operating expenses	-4,256	-52
Profit from operating activities	231	9
Financial result	-176	-9
Profit from ordinary activities	55	0*
Taxes and minority interests	7	0*
Net profit for the year	62	0*

below €0.5m

Contingencies and events occuring after the balance sheet date

Contingent liabilities	31 March 2004 €m	31 December 2003 €m
from guarantees, bills and cheque charges	811	771
from warranty agreements	955	970
from collateralisation of third-party liabilities	3	3

Various provisions with a total potential effect on the financial result of €201m for subsequent years were not set up owing to the small likelihood of their being utilised. The corresponding figure at end-2003 was €166m.

Of the contingent asset specified in the full-year consolidated financial statements for 2003 in connection with the sale of an equity interest amounting to €30m, €2m was realised in the first quarter of 2004 and duly recognised in the cash flow and income statements. The remaining contingent asset was recalculated and now amounts to €25m for the subsequent years.

€9m accrued in the first quarter of 2004 from an aircraft sale contracted at the end of 2003. This resulted in book profits of €6m. Further sales proceeds of €55m and book profits of €25m will probably be realised in 2004 from five further firmly contracted aircraft sales and a preliminary agreement on the sale of a building.

Procurement obligations of €3.5bn existed at the end of March 2004 concerning investments in tangible and intangible fixed assets. In the full-year consolidated financial statements for 2003 the corresponding figure was €3.9bn.

Issued capital

The Executive Board remains authorised until 15 June 2004 to increase the issued capital by €25 million with the approval of the Supervisory Board by issuing new registered shares to employees against a contribution in cash. Shareholders' subscription rights are excluded.

Revenue

Average yields in passenger business improved by 2.4 per cent during the period under review compared with the same quarter last year, whereas in the cargo business they fell by 8.5 per cent. In the first quarter of 2003 they had declined by 12.2 (passenger business) and 6.1 per cent (cargo). Between January and March 2004 traffic revenue increased by 10.5 per cent to €2.9bn. Total revenue grew by 5.2 per cent to €3.9bn.

Other revenue decreased, by contrast, by 7.7 per cent to €1.0bn. €472m of this related to the Catering segment and €403m to the MRO segment. While the Lufthansa Technik group maintained its external revenue at last year's level, the LSG Sky Chefs group saw its external revenue drop by 10.9 per cent or €58m vis-à-vis the first quarter of 2003. This was due to cross-currency effects and the weak course of business in the United States. The ratio of traffic revenue to total revenue rose further to reach 74.1 per cent.

Other operating income grew by 44.1 per cent to €588m. It contains the proceeds from the sale of the 13.2 per cent equity stake in Amadeus Global Travel Distribution S. A. (book profit of €292m).

Expenses

The measures taken to lastingly reduce costs plus currency effects pushed operating expenses down by 3.6 per cent to €4.3bn. Staff costs decreased by 0.5 per cent. The number of employees contracted by 1.4 per cent. On 31 March 2004 the Lufthansa Group's workforce totalled 93,479 employees. Adjusted for the changes in the range of the consolidated Group, headcount fell over twelve months by 1.7 per cent.

Depreciation and amortisation expenses likewise showed a downward tendency, contracting by 7.1 per cent. On the other hand, the cost of materials grew by 5.9 per cent in line with the expansion of capacity. Fuel expenses went up by 1.5 per cent to €339m. The percentage increase breaks down as follows: extra consumption (+5.2 percentage points), higher prices including price-hedging measures (+8.7 percentage points) and cross-currency effects (–12.4 percentage points). Without the price-hedging measures the fuel bill would have been €36m greater. Fees and charges rose by 2.3 per cent and hence at a smaller rate than the volume of output sold. The reason for this was the fall by 8.2 per cent and 7.6 per cent, respectively, in air traffic control fees and landing charges.

Result

In the first quarter of 2004 the Lufthansa Group – which is traditionally the weakest quarter – generated a positive result from operating activities of €231m. This was €534m better than the comparable result at the same stage last year, when a loss of €303m was posted. The financial result came to –€176m (2003: –€213m) and thus improved by €37m over the year. This was helped by the lower net interest result (–17.8 per cent) of –€84m.

The result from ordinary activities increased by €571m to €55m. After taking a tax credit into account, a net profit of €62m was recorded for the period (2003: –€356m).

Asset and financial position in the first quarter of 2004

The changes in the group of consolidated companies compared with the end of 2003 do not materially impair the comparability of the asset and financial position.

The Group's asset total at the end of the first quarter of 2004 amounted to €17.6bn and was 5.2 per cent or €0.9bn higher than the corresponding figure at end-2003. €314m of this increase relates to fixed assets and €570m to current assets. The companies that were newly consolidated in the first quarter of 2004 boosted the fixed assets and the overall asset total by €68m. Whereas the value of fixed assets rose largely as a result of the addition of aircraft and spare engines, €348m of the increase in current assets related to receivables and €227m to liquid funds and securities.

On the liabilities side, equity improved by €216m owing to the positive net result as well as to the positive change in the fair value reserves by €142m. €98m of this relates to the changeover to recording Amadeus Global Distribution at fair value. The equity ratio rose to 16.3 per cent compared with 15.9 per cent at end-2003.

Given a positive first-quarter result before income tax of €43m (2003: loss of €516m), a positive cash flow from operating activities of €259m was generated, although this was 19.6 per cent below the prior-year figure of €322m. The main reasons for this are that the book profits contained in the result from the sale of the AMADEUS shareholding amounting to €292m are allocated to investment and the change in working capital in the first quarter of 2004 made a positive contribution of €88m (2003: €414m).

€87m of the cash flow was invested in securities while the remaining amount of €172m was fully used for investing activities, which totalled €195m. The capital expenditure totalling €650m, of which €562m was expended on purchases and advance payments on aircraft, was partly offset by interest and dividend income as well as proceeds from the sale of the equity stake in AMADEUS amounting to €394m.

€161m accrued to the Group from financing activities, i.e. borrowings in connection with the conclusion of finance leasing agreements, scheduled repayments and interest payments, as a result of which that the liquid funds contracted altogether by €227m.

Net indebtedness at the end of the first quarter amounted to €663m (end-2003: €591m). Lufthansa's gearing now stands at 23.1 per cent (end-2003: 22.3 per cent).

Segment Reporting Lufthansa Group 1st Quarter 2004

Business segment information January–March 2004 in €m:

	Passenger Business[1)] Lufthansa Passenger Business group	**Logistics**[2)] Lufthansa Cargo	**MRO**[2)] Lufthansa Technik group	**Catering** LSG Sky Chefs group	**Leisure Travel** Thomas Cook group	**IT Services** Lufthansa Systems group	**Service and Financial Companies**[3)]	Segment total
External revenue	2,418	545	403	472	–	56	–	3,894
– of which traffic revenue	2,370	516	–	–	–	–	–	2,886
Inter-segment revenue	122	0*	367	114	–	92	–	695
Total revenue	2,540	545	770	586	–	148	–	4,589
Other segment income	235	42	33	19	-76	6	400	659
– of which from investments accounted for using the equity method	-9	2	-1	-3	-76	–	-4	-91
Cost of materials	1,466	375	388	270	–	13	5	2,517
Staff costs	517	83	239	264	–	52	18	1,173
Amortisation and depreciation	158	29	23	48	–	6	4	268
– of which impairments	–	1	–	–	–	–	–	1
Other operating expenses	679	113	93	104	–	76	43	1,108
Segment results	**-45**	**-13**	**60**	**-81**	**-76**	**7**	**330**	**182**
– of which from investments accounted for using the equity method	-9	2	-1	-3	-76	–	-4	-91
Segment assets	8,262	1,405	1,992	1,591	246	192	2,392	16,080
– of which from investments accounted for using the equity method	122	10	78	69	246	–	10	535
Segment liabilities	6,828	620	1,346	842	–	236	1,323	11,195
– of which from investments accounted for using the equity method	–	–	–	–	–	–	–	–
Capital expenditure	543	25	23	18	–	7	31	647
– of which from investments accounted for using the equity method	–	–	–	2	–	–	4	6
Other significant non-cash items	-5	0*	-1	5	–	0*	0*	-1
Average number of employees	34,430	5,083	18,105	31,540	–	3,156	1,165	93,479

**below €0.5m*
1) Previous year's figures adjusted due to the incorporation of Air Dolomiti with retroactive effect from 1 January 2003
2) Due to changes in the group of consolidated companies, the comparability of previous year's figures is limited
3) Due to the deconsolidation of START AMADEUS GmbH as from 28 February 2003 and the first-time consolidation of Lufthansa Flight Training GmbH previous year's figures are not comparable

Business segment information January–March 2003 in €m:

	Passenger Business Lufthansa Passenger Business group	**Logistics** Lufthansa Cargo	**MRO** Lufthansa Technik group	**Catering** LSG Sky Chefs group	**Leisure Travel** Thomas Cook group	**IT Services** Lufthansa Systems group	**Service and Financial Companies**	*Segment total*
External revenue	2,155	530	403	530	–	44	41	3,703
– of which traffic revenue	2,089	522	–	–	–	–	–	2,611
Inter-segment revenue	103	3	344	112	–	93	15	670
Total revenue	2,258	533	747	642	–	137	56	4,373
Other segment income	306	43	44	27	-83	6	94	437
– of which from investments accounted for using the equity method	-13	1	1	2	-83	–	3	-89
Cost of materials	1,366	343	391	260	–	11	10	2,381
Staff costs	518	84	222	286	–	51	16	1,177
Amortisation and depreciation	178	28	20	47	–	7	17	297
– of which impairments	–	–	–	–	–	–	15	15
Other operating expenses	869	124	141	142	–	68	30	1,374
Segment results	**-367**	**-3**	**17**	**-66**	**-83**	**6**	**77**	**-419**
– of which from investments accounted for using the equity method	-13	1	1	2	-83	–	3	-89
Segment assets	7,723	1,548	1,967	2,499	320	138	913	15,108
– of which from investments accounted for using the equity method	197	9	65	80	320	–	134	805
Segment liabilities	7,466	645	1,367	911	–	230	404	11,023
– of which from investments accounted for using the equity method	–	–	–	–	–	–	–	–
Capital expenditure	126	2	25	15	–	9	15	192
– of which from investments accounted for using the equity method	–	–	–	–	–	–	–	–
Other significant non-cash items	33	3	7	5	–	–	0*	48
Average number of employees	35,228	5,178	17,398	32,777	–	3,007	1,171	94,759

*below €0.5m

Reconciliation of segment information with consolidated figures in €m:

	Segment total January–March **2004**	2003	Reconciliation January–March **2004**	2003	Group January–March **2004**	2003
External revenue	3,894	3,703	–	–	3,894	3,703
– of which traffic revenue	2,886	2,611	–	–	2,886	2,611
Inter-segment revenue	695	670	-695	-670	–	–
Total revenue	4,589	4,373	-695	-670	3,894	3,703
Other revenue	659	437	-66	-26	593	411
– of which from investments accounted for using the equity method	-91	-89	91	89	–	–
Cost of materials	2,517	2,381	-619	-588	1,898	1,793
Staff costs	1,173	1,177	-2	–	1,171	1,177
Amortisation and depreciation	268	297	-6	-15	262	282
– of which impairments	1	15	–	-15	1	–
Other operating expenses	1,108	1,374	-183	-209	925	1,165
Result	**182**	**-419**	**49**	**116**	**231**	**-303**
– of which from investments accounted for using the equity method	-91	-89	91	89	–	–
Assets	16,080	15,108	1,530	3,466	17,610	18,574
– of which from investments accounted for using the equity method	535	805	–	–	535	805
Liabilities	11,195	11,023	3,499	3,746	14,694	14,769
– of which from investments accounted for using the equity method	–	–	–	–	–	–

Geographical segment information January–March 2004 in €m:

	Europe incl. Germany	North America	Central and South America	Asia/ Pacific	Middle East	Africa	Other	Segment total
Traffic revenue[1]	2,085	284	52	367	39	59	–	2,886
Other operating revenue	432	347	26	151	37	15	0*	1,008
Total revenue	2,517	631	78	518	76	74	0*	3,894

**below €0.5m*
[1]traffic revenue is allocated by original place of sale

Geographical segment information January–March 2003 in €m:

	Europe incl. Germany[2]	North America[2]	Central and South America	Asia/ Pacific	Middle East	Africa	Other	Segment total[2]
Traffic revenue[1]	1,878	262	52	332	31	56	–	2,611
Other operating revenue	460	388	32	135	57	20	0*	1,092
Total revenue	2,338	650	84	467	88	76	0*	3,703

**below €0.5m*
[1]traffic revenue is allocated by original place of sale
[2]previous year's figures adjusted due to the incorporation of Air Dolomiti with retroactive effect from 1 January 2003

Annual Financial Statements and Management Report of Deutsche Lufthansa AG for the Financial Year 2003

Deutsche Lufthansa AG
Profit and Loss Account for the Financial Year 2003

	Notes		2003 € million		2003 € million		2002 € million
Traffic revenue	16)		8 727.2				8 993.0
Other revenue	17)		342.8				435.4
Turnover					**9 070.0**		**9 428.4**
Other operating income	18)		1 550.7				1 471.7
Cost of materials	19)	-	4 649.7			-	4 434.9
Personnel expenses	20)	-	2 127.6			-	2 126.1
Depreciation	21)	-	917.3			-	815.7
Other operating expenses	22)	-	2 995.2			-	3 489.7
Operating profit				**-**	**69.1**	**+**	**33.7**
Income from subsidiaries and associated companies	23)	-	1 000.7			+	1 152.2
Net interest	24)	+	70.0			+	69.3
Write-down of investments and securities classified as current assets	25)	-	159.7			-	80.1
Financial result				**-**	**1 090.4**	**+**	**1 141.4**
Profit on ordinary activities before taxation				**-**	**1 159.5**	**+**	**1 175.1**
Taxes	26)			-	64.0	-	64.1
Net loss for the year (2002: net profit)	28)			**-**	**1 223.5**	**+**	**1 111.0**
Loss brought forward from previous year					-	-	797.2
Withdrawal of share premiums				+	509.2		-
Withdrawal of retained earnings				+	714.3		-
Transfers to retained earnings					-	-	84.8
Distributable earnings	28)				**-**	**+**	**229.0**

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Deutsche Lufthansa AG
Balance Sheet as of 31 December 2003

Assets	Notes	31.12.2003 € million	31.12.2003 € million	31.12.2002 € million
Intangible assets		58.4		56.6
Aircraft		3 433.1		3 918.7
Other tangible assets		67.7		73.0
Investments	4)	4 820.7		4 356.6
Fixed assets	3)		**8 379.9**	**8 404.9**
Stocks	5)	18.4		17.7
Accounts receivable	6)	640.6		594.6
Other receivables and other assets	6)	1 079.0		1 142.0
Securities	7)	702.0		600.5
Cheques, cash-in-hand, Bundesbank balances, bank balances	7)	1 861.6		2 874.5
Current assets			**4 301.6**	**5 229.3**
Prepaid expenses	8)		**114.5**	**130.0**
			12 796.0	13 764.2

Liabilities and shareholders' equity	Notes	31.12.2003 € million	31.12.2003 € million	31.12.2002 € million
Capital stock	9)	976.9		976.9
Share premiums	10)	300.0		809.2
Retained earnings	10)	402.2		1 116.4
Distributable earnings	28)	-		229.0
Shareholders' equity			**1 679.1**	**3 131.5**
Special items with an equity portion	11)		**64.5**	**440.2**
Provisions	12)		**5 939.0**	**5 633.2**
Bonds		895.4		883.3
Liabilities to banks		491.7		606.0
Payables to subsidiaries		2 024.1		930.0
Other liabilities		1 646.5		2 079.7
Liabilities	13)		**5 057.7**	**4 499.0**
Deferred income			**55.7**	**60.3**
			12 796.0	**13 764.2**

Deutsche Lufthansa AG Statement of Fixed Assets Movements 2003

Amounts in Euro million	Acquisitions/production costs as of Jan. 1, 2003	additions	disposals	transfers	as of Dec. 31, 2003	Accumulated depreciation as of Jan. 1, 2003	of fiscal year	of disposals	write-ups	transfers	as of Dec. 31, 2003	Book values as of Dec. 31, 2003	Book valu as Dec. 31, 20
I. Intangible assets													
1. Concessions, industrial and similar rights and assets and licences in such rights and assets	123,2	11,3	0,5	3,1	137,1	76,8	16,7	0,5	-	-	93,0	44,1	46,4
2. Advance payments	10,2	7,2	-	-3,1	14,3	-	-	-	-	-	-	14,3	10,2
	133,4	18,5	0,5	-	151,4	76,8	16,7	0,5	-	-	93,0	58,4	56,6
II. Aircraft													
1. Aircraft and accessories	9.900,6	416,3	242,2	185,7	10.260,4	6.498,1	879,8	179,8	-	-	7.198,1	3.062,3	3.402,5
2. Advance payments and plant under construction	516,2	40,3	-	-185,7	370,8	-	-	-	-	-	-	370,8	516,2
	10.416,8	456,6	242,2	-	10.631,2	6.498,1	879,8	179,8	-	-	7.198,1	3.433,1	3.918,7
III. Other tangible assets													
1. Real estate, leasehold rights and buildings including buildings on third party land	120,1	5,6	4,1	2,0	123,6	74,1	5,5	2,5	-	-	77,1	46,5	46,0
2. Office and other equipment	143,8	10,9	7,5	0,2	147,4	119,1	15,3	7,2	-	-	127,2	20,2	24,7
3. Advance payments and plant under construction	2,3	0,9	-	-2,2	1,0	-	-	-	-	-	-	1,0	2,3
	266,2	17,4	11,6	-	272,0	193,2	20,8	9,7	-	-	204,3	67,7	73,0
IV. Investments													
1. Shares in subsidiaries	1.987,0	104,1	-	21,0	2.112,1	394,2	-	-	-	-	394,2	1.717,9	1.592,8
2. Loans to subsidiaries	1.958,7	635,1	187,6	-	2.406,2	36,0	61,9	-	3,1	-	94,8	2.311,4	1.922,7
3. Other equity investments	757,7	0,0	0,0	-13,3	744,4	70,0	90,0	-	-	-	160,0	584,4	687,7
4. Loans to companies held as other equity investments	58,0	-	-	-	58,0	-	1,4	-	-	-	1,4	56,6	58,0
5. Securities	7,9	0,0	0,0	-	7,9	2,5	-	-	-	-	2,5	5,4	5,4
6. Other loans	213,2	75,8	12,0	-7,7	269,3	137,1	2,0	-	2,2	-	136,9	132,4	76,1
7. Prefinancing of leasehold	13,9	-	1,3	-	12,6	-	-	-	-	-	-	12,6	13,9
	4.996,4	815,0	200,9	-	5.610,5	639,8	155,3	-	5,3	-	789,8	4.820,7	4.356,6
Total fixed assets	15.812,8	1.307,5	455,2	-	16.665,1	7.407,9	1.072,6	190,0	5,3	-	8.285,2	8.379,9	8.404,9

Notes to Company Financial Statements 2003

1) Application of the Commercial Code

The financial statements of the Company (Deutsche Lufthansa AG) have been drawn up in accordance with the stipulations of the German Commercial Code and the German Stock Corporation Act.

In the interests of clearer presentation, certain items which are grouped together in the balance sheet and the profit and loss account are shown and explained separately in the notes. Over and above the statutory classification system, the entry relating to aircraft is listed separately in order to improve the clarity of the financial statements.

2) Accounting and general valuation methods

Intangible assets and tangible assets are stated at their purchase or manufacturing costs less scheduled depreciation.

In-house exchange rates for foreign currencies are set monthly in advance according to the rates of exchange on international markets. These serve as the basis for converting foreign currency items to € in the month in which entries are made.

Accounts receivable/payable in foreign currency and receivables from/payables to subsidiaries in foreign currency, liquid funds and provisions are valued as at the balance sheet date. For all other receivables/liabilities in foreign currency the lower/higher of cost or market principle is observed by comparing the purchase cost with the value on the balance sheet date.

The cost of capital goods acquired from abroad - mainly aircraft invoiced in US dollars - is determined by translation according to the exchange rates in effect at the time of payment. Assets for which payments are hedged against exchange rate fluctuations are valued/devalued within the framework of separate valuation units.

Intangible assets

Acquired concessions and similar rights are generally depreciated at a rate of 20 per cent.

Tangible assets

Scheduled depreciation of tangible assets is based on the purchase and manufacturing costs depreciated over the asset's useful life. Advantage is taken of the simplification options permitted under tax law. Starting with the 1997 financial year, aircraft and accessories are likewise written down in the year of acquisition according to the half-year rule. Low-value assets are written off completely in the year of acquisition.

Aircraft

New aircraft are written down over 12 years to a residual book value of 15 per cent. As from the financial year 2000, aircraft deployed beyond the assumed useful life of 12 years are written down to a residual book value of 10 per cent. New aircraft to which the provisions of section 82f of the Income Tax Ordinance are no longer applicable are written down according to the declining-balance method and all others by the straight-line method. Aircraft acquired second hand are written off completely over 8 years by the declining-balance method.

Other tangible assets
Buildings are assigned a useful life of between 20 and 50 years. Buildings and installations on land belonging to third parties are written off according to the term of the lease or are assigned a lower useful life. Office and other equipment is written off under normal conditions in 3 to 14 years.

Office and other equipment acquired from the 1997 financial year is written down by the declining-balance method in accordance with the options under tax law; otherwise, office and other equipment is depreciated by the straight-line method.

Investments
Investments are stated at their purchase price with due consideration of necessary value adjustments.

Current assets
Raw materials and supplies are valued at acquisition costs, stock risks are provided for through appropriate mark-downs.
Securities are shown at their purchase price with due account taken of any necessary value adjustments.

In addition to the individual value adjustments necessary for known risks applying to other current assets, sufficient provision is made for general credit risk through a write-down of each item by a standard amount.

Provisions
Provisions for pensions are shown at their going-concern value, which is calculated according to actuarial principles on the basis of the 1998 computation tables using an imputed interest rate of 6 per cent.

The valuation of other provisions takes into account all known risks judged on the basis of sound business practice.

Liabilities
Liabilities are shown at their repayment value or their present value.

Notes to Balance Sheet Items
Assets

3) Fixed assets

Changes in individual fixed asset items during the 2003 financial year are shown in a separate table.

Over and above the Company's own aircraft listed in the Statement of Fixed Assets Movements and the balance sheet, additional aircraft were chartered, in some cases complete with crews.

On top of this, the Company has long-term leasing contracts for two Airbus A321s, two Boeing 747-400s and two Airbus A340s.

4) Investments

The Company's principal equity investments are:

Company	Share in %	Equity capital € million		Earnings after taxes € million	
Lufthansa CityLine GmbH, Cologne	100	25.6	-	9.7	*)
Lufthansa Cargo AG, Kelsterbach	100	158.8	-	18.9	*)
Lufthansa Technik AG, Hamburg	100	368.6	-	54.9	*)
LSG Lufthansa Service Holding AG, Kriftel	100	314.2	-	963.9	*)
Lufthansa Systems Group GmbH, Kelsterbach	100	21.0	+	19.4	*)
Lufthansa Flight Training GmbH, Frankfurt/Main	100	20.5	+	7.6	*)
Lufthansa Commercial Holding GmbH, Cologne	100	142.5	+	22.9	*)
Delvag Luftfahrtversicherungs-AG, Cologne	100	19.6	+	3.6	*)
Lufthansa International Finance (Netherlands) N.V., Amsterdam	100	0.9	+	0.3	**)
Eurowings Luftverkehrs AG, Nuremberg	25	44.4	+	5.8	****)
Air Dolomiti S.p.A.L.A.R.E., Ronchi dei Legionari	100	43.0	+	4.3	**)
British Midland plc, Donnington Hall	30	39.5	+	2.8	****)
Thomas Cook AG, Oberursel	50	405.8	-	170.6	***)
Aircraft Maintenance and Engineering Corporation, Beijing	40	54.8	+	12.3	**)

*) before profit/loss transfer
**) provisional result
***) fiscal year 1 Nov. 2002 to 31 Oct. 2003
****) fiscal year 2002

All principal subsidiaries, joint ventures and associated companies are published in the Consolidated Financial Statements of Deutsche Lufthansa AG which are filed in the commercial register (HRB 2168).

Shareholdings are listed in full in the commercial register (HRB 2168).

5) Stocks

Stocks	31.12.03 € million	31.12.02 € million
Raw materials and supplies	5.3	6.5
Finished goods and merchandise	13.1	11.2
	18.4	**17.7**

6) Receivables and other assets

Receivables and other assets	31.12.03 € million	of which due after more than one year	31.12.02 € million
Accounts receivable	640.6	-	594.6
Receivables from subsidiaries	803.2	135.5	845.6
Receivables from companies held as other equity investments	50.6	0.4	30.2
Other assets	225.2	84.1	266.2
	1 719.6	**220.0**	**1 736.6**

7) Securities and liquid assets

Cash-in-hand and bank balances consist almost entirely of credit balances held with banks. Foreign currency balances not expected to be transferred in the foreseeable future are discounted by an appropriate mark-down and shown as other assets. Securities solely comprise other investments; they contain shares in three money market funds amounting to €500.0 million and four commercial paper issues amounting to €91.7 million as well as nine further fixed and variable-rate short-term securities holdings amounting to €110.3 million.

8) Prepaid expenses

This item contains prepaid instalments and interest in connection with finance leasing agreements for aircraft amounting to €86.0 million.

9) Capital stock

The Company's issued capital totals €976.9 million.

The issued capital is divided into 381,600,000 non-par registered shares, with each share representing €2.56 of issued capital.

A resolution passed by the ordinary Annual General Meeting on 19 June 2002 authorised the Executive Board, upon approval of the Supervisory Board, to increase the issued capital by up to €200 million through issuing new registered shares before and on 18 June 2007 (Authorised Capital A) in return for a cash or non-cash contribution. Shareholders may subscribe to this issue in principle. In the case of shares issued in return for a non-cash contribution, the subscription right may be excluded; in the case of shares issued in return for a cash contribution, fractional amounts may be excluded from the shareholders' subscription right.

At the same Annual General Meeting the Executive Board was authorised, upon approval of the Supervisory Board, to issue once only or repeatedly before and on 18 June 2007 bearer or registered convertible bonds and/or bonds with warrants totalling up to €1 billion, bearing maturities of up to 15 years. In this connection conditional capital exists to carry out a conditional increase in issued capital by €97,689,000 through issuing 38,160,000 new registered shares. The conditional increase in issued capital will be carried out only to the extent that the holders of convertible bonds or bonds with warrants exercise their conversion and/or option rights.

The Executive Board is additionally authorised, upon approval of the Supervisory Board, to increase capital by €25 million through issuing new registered shares to employees up to 15 June 2004 (Authorised Capital B) in return for a cash contribution. Shareholders may not subscribe to this issue.

With effect from 4 January 2002 Lufthansa AG issued a convertible bond in the amount of €750 million. Existing shareholders were not permitted to subscribe to this issue. A total of 750,000 convertible bonds were issued giving the holder the right to convert the bonds into up to 37,202,380 Lufthansa shares at a price of €20.16.

In the financial year 2003 the Company acquired a total of 1,595,270 shares of its own stock at an average price of €11.21. That corresponds to 0.42 per cent of the issued capital.
The shares were utilised as follows:

- 1,231,112 shares as an offer to staff employed by the Company and 30 subsidiaries and associates in respect of the 2002 profit-sharing scheme at a price of €11.06.
- 345,787 shares as part of the performance-based variable remuneration of the executives and staff paid at above-standard rates employed by the Company and 23 subsidiaries and associates at a price of €12.43. The Company and its Group companies have granted an outperformance option on these shares giving the beneficiary the right at the end of the programme to a cash payment depending on the performance of the Lufthansa share compared with that of an index of rival airlines.

18.371 shares were resold at an average price of €12.21. At the balance sheet date no own shares remained in the portfolio.

10) Reserves

The share premium account contains the premiums resulting from capital increases and the receipts from the issue of debt securities for conversion options to acquire Company shares.

The legally stipulated reserves contained in the retained earnings account continue to amount to €25.6 million; the remainder are other retained earnings.

To offset the net loss for the year, €509.2 million were withdrawn from the share premium account and €714.3 million from retained earnings.

11) Special items with an equity portion

The difference between the depreciation allowed under commercial law and that permitted by tax regulations is shown under special items with an equity portion. Section 82f of the Income Tax Ordinance permitted an extra depreciation allowance of up to 30 per cent of the acquisition costs of new aircraft to be claimed over and above scheduled depreciation. According to the results of the tax authority audit at the end of the 2003 financial year, section 82f of the Income Tax Ordinance is applicable only to aircraft acquired prior to 1 January 1995. Special items with an equity portion in the amount of €301.5 million set up in past years pursuant to section 82f of the Income Tax Ordinance in respect of aircraft acquired after that date were recognised in full in the profit and loss account as per 31.12.2003 as income resulting from the release of special items with an equity portion. This income is offset by unscheduled depreciation of the aircraft in question in an equal amount (see also notes 18 and 21).

The changes in the special items with an equity portion boosted the profit on ordinary activities before taxation by €74.3 million after taking account of the aforementioned unscheduled depreciation (in 2002 they increased the corresponding figure by €144.0 million) and lowered the net loss for the year by €74.3 million (in 2002 they increased the net profit by €144.0 million).

In addition, the special items with an equity portion relating to a tax-free reserve for the tax gains resulting from the Tax Relief Act 1999/2000/2002 were released as scheduled in the financial year 2003.

The income tax payable on release of the remaining special items will be spread over up to 3 years owing to the release period involved.

12) Provisions

Provisions	31.12.03 € million	31.12.02 € million
Provisions for pensions and similar obligations	2 856.9	2 574.6
Tax provisions	107.3	83.0
Provisions for unearned transportation revenue	1 097.8	1 173.6
Other provisions	1 877.0	1 802.0
	5 939.0	**5 633.2**

A company-based pension scheme was set up for employees working in Germany or seconded abroad following the Company's withdrawal from the public sector supplementary retirement pension scheme, VBL. The provisions for pensions further contain the transitional pension arrangements for flight personnel.

Other provisions mainly consist of funds earmarked for outstanding bills and credit memos, for personnel expenses, for anticipated losses related to uncompleted transactions, for rental and leasing commitments and for maintenance.

13) Liabilities

Liabilities	Due within one year € million	Due in later than five years € million	Total 31.12.03 € million	Total 31.12.02 € million
Bonds	-	645.4	895.4	883.3
Liabilities to banks	54.2	278.0	491.7	606.0
Advance payments received on account of orders	1.7	-	1.7	3.8
Accounts payable	517.7	-	517.7	586.6
Payables to subsidiaries	1 889.2	-	2 024.1	930.0
Payables to companies held as other equity investments	35.1	-	35.1	29.6
Other liabilities	405.4	531.6	1 092.0	1 459.7
of which for taxes	(32.3)	-	(32.3)	(32.5)
of which relating to social security obligations	(31.2)	(0.9)	(32.1)	(29.7)
	2 903.3	**1 455.0**	**5 057.7**	**4 499.0**

Payables to subsidiaries

The following bond, issued by Lufthansa International Finance (Netherlands) N. V., is outstanding:

Bonds		€ million
6¼ % bearer bonds dated	1986/2006	127.8

€124.7 million of the liabilities to banks is secured by aircraft.

Of the other liabilities, obligations arising from finance leases in the amount of €751.8 million are secured by related aircraft.

14) Contingent liabilities

Contingent liabilities	31.12.03 € million	31.12.02 € million
Relating to guarantees, bill and cheque guarantees	768.2	1 078.5
Relating to warranties	617.4	813.0
Relating to the posting of collateral for third-party liabilities	2.6	130.4

The amounts disclosed contain the sum of €629.3 million representing the assumption of co-debtors' guarantees in favour of North American fuelling and handling firms. Offsetting this amount are compensatory claims against the other co-debtors of €611.9 million. Owing to annual accounts still pending, the aforementioned amounts are to some extent provisional.

15) Other financial commitments

Commitment to order investments

As of 31.12.2003 the commitment to order investments in tangible fixed assets amounted to €3.7 billion. Of the resulting payment commitments, €1.3 billion is due in the years 2005 to 2008, €0.5 billion in the years 2009 to 2011 and €0.9 billion in the years 2012 to 2015.

Purchase contracts and put options written give rise to obligations to take over company shares totalling €286.7 million of which €85.2 million is due at the earliest in 2005.

Commitments from rent agreements

The business premises consist almost exclusively of rented property. Rent agreements are generally on a 5 to 10 year basis. The premises at Frankfurt Airport and Hamburg Airport are leased on a 30-year basis with pre-financing provided in part by Lufthansa. Total rent of approximately €206 million is paid each year.

Long-term finance leasing agreements for aircraft concluded up to the reporting date gave rise to charges of €52 million in the 2003 financial year which will fall in subsequent years to €15 million per annum.

Exchange rate, interest rate and fuel price hedging

As at 31.12.2003 the following exposures, mainly in the form of corridor options, existed from hedging operations designed to cover fluctuations in exchange rates, interest rates and fuel prices in US dollars:

Exchange rate hedges

USD 180.0 million	Short puts	at average €0.815	max. expiry 2004
USD 644.8 million	Forward purchases	at average €0.867	max. expiry 2005
JPY 23 261.4 million	Forward sales	at average €0.0096	max. expiry 2005
AUD 16.5 million	Forward sales	at average €0.597	max. expiry 2004
GBP 48.4 million	Forward sales	at average €1.571	max. expiry 2004
HKD 292.5 million	Forward sales	at average €0.122	max. expiry 2005
CHF 241.3 million	Forward sales	at average €0.683	max. expiry 2005
CAD 6.1 million	Forward sales	at average €0.631	max. expiry 2004
HUF 3 720.0 million	Forward sales	at average €0.004	max. expiry 2005
ZAR 7.5 million	Forward sales	at average €0.117	max. expiry 2004
SGD 11.4 million	Forward sales	at average €0.561	max. expiry 2004

These transactions are partly closed out by offsetting deals with Group companies/companies held as equity investments.

Interest rate hedges

€551.4 million	Swaps 2.56 % to 5.61 %	against 3 to12-month EURIBOR -2.39 % to +0.755 %	max. expiry 2014
€156.0 million	Swaps 1 to 6-month USD LIBOR +0.0 % to 0.75 %	against 3.375 % to 5.445 %	max. expiry 2012
€20.0 million	Swap 2.9575 %	against 3-month EURIBOR	expiry 2004
€40.0 million	Swaps 1 to 3-month EURIBOR +0.30 % to 0.85 %	against 5.125 % to 5.25 %	max. expiry 2004
€23.4 million	Swap 3-month EURIBOR +0.25 %	against 3-month USD LIBOR + 0.25 %	expiry up to 2004
€25.0 million	Swap 3-month EURIBOR +0.28 %	against 3-month EURIBOR + 0.09 %	expiry up to 2004
€12.3 million	Swaps 6-month USD LIBOR +0.60 %	against 6-month EURIBOR + 0.63 %	max. expiry 2014

These transactions are partly closed out by offsetting deals with Group companies.

Fuel price hedges

Hedging arrangements have been made for the financial year 2004 in the form of call options and corridor options, based on average prices. Provisions for anticipated losses related to these uncompleted transactions were not necessary at the balance sheet date.

As at the balance sheet date the price of approx. 73 % of the total anticipated fuel requirements for the year 2004 was hedged. For 36 % of the total needs in 2004 the impact of the hedging transactions against price rises is limited by offsetting transactions to an average price level for crude oil of approx. USD 30.5bbl.

16) Traffic revenue

Passenger traffic revenue by flight region	2003 € million	2002 € million
Europe	3 871.4	4 050.7
North America	2 131.7	2 068.0
Asia/Pacific	1 863.5	2 018.9
South America	249.7	296.4
Africa	366.3	346.6
Middle East	244.6	212.4
	8 727.2	**8 993.0**

Traffic revenue by flight type	2003 € million	2002 € million
Scheduled	8 290.0	8 559.4
Charter	437.2	433.6
	8 727.2	**8 993.0**

17) Other revenue

By type of activity	2003 € million	2002 € million
Ground services/ in-flight sales	135.0	151.3
Travel services (commissions)	197.4	269.6
Other	10.4	14.5
	342.8	**435.4**

77 per cent of other revenue was generated in Europe (2002: 87 per cent).

18) Other operating income

Other operating income	2003 € million	2002 € million
Income from release of special items with an equity portion	375.8	144.0
Proceeds from the sale of fixed assets	80.1	4.0
Exchange rate gains from foreign currency translation	368.9	510.0
Write-back of provisions	87.3	195.9
Redebiting of charges for computerised distribution systems	30.7	31.3
Revenue from the redebiting of accounts payable	106.4	110.3
Services rendered for Group companies	65.2	63.8
Hiring out of staff	42.7	36.5
Payments received for damages	10.1	52.9
Rental income	19.9	20.7
Counterpart for utilisation of provisions	36.0	25.5
Other miscellaneous operating income	327.6	276.8
	1 550.7	**1 471.7**

€59.6 million of the release of special items relates to the so-called reflux, meaning the annual release over the depreciation period of special tax depreciation allowances for newly purchased aircraft and €301.5 million relates to special items set up in previous years for aircraft acquired after 31.12.1994 (see note 11). In addition €14.5 million of the special reserves was released as scheduled owing to aircraft disposals pursuant to section 82f of the Income Tax Ordinance and €0.2 million was released out of the tax-free reserve in accordance with the Tax Relief Act 1999/2000/2002.

19) Cost of materials

Cost of materials	2003 € million	2002 € million
Aircraft fuel	1 016.2	1 011.7
Other expenses for raw materials, supplies and goods purchased	58.0	57.2
Expenses for services purchased	3 575.5	3 366.0
	4 649.7	**4 434.9**

20) Personnel expenses

Personnel expenses	2003 € million	2002 € million
Wages and salaries	1 489.8	1 532.7
Social security contributions and other pension costs	637.8	593.4
of which for retirement pensions	(398.4)	(370.0)
	2 127.6	**2 126.1**

Average number of employees	2003	2002
Ground staff	15,472	15,588
Flight crews	16,156	15,898
Trainees	263	250
	31,891	**31,736**

21) Depreciation

The scheduled depreciation of intangible assets, aircraft and other tangible assets is detailed in the Statement of Fixed Assets Movements.

An unscheduled depreciation charge of €301.5 million was made on aircraft acquired in the years 1995 to 1998. This was due to the adjustment to the results of the tax authority audit through the retrospective recognition of declining-balance depreciation on the aircraft concerned (see note 11).

An unscheduled depreciation charge of €9.6 million was made on four B747-200 aircraft owing to permanent impairment of value pursuant to section 253 (2) sentence 3 of the Commercial Code.

22) Other operating expenses

Other operating expenses	2003 € million	2002 € million
Sales commissions to agencies	700.0	855.0
Rents and maintenance costs	264.2	268.7
Expenditure on computerised distribution systems	200.9	218.5
Instalment payments for aircraft acquired under financial lease	52.3	86.2
Advertising and sales promotion costs	128.2	128.5
Exchange rate losses from foreign currency translation	543.4	736.2
Payment system expenses (esp. for credit card commissions)	84.6	90.7
Insurance expenses for flight operations	77.3	91.3
Travel expenses	133.5	146.3
Audit, consulting and legal fees	43.7	61.0
Other miscellaneous operating expenses	767.1	807.3
	2 995.2	**3 489.7**

23) Income from subsidiaries and associated companies

Income from subsidiaries and associated companies	2003 € million	2002 € million
Income from profit transfer agreements with subsidiaries	84.2	1 208.1
Expenses due to transfer of losses	-1 089.6	-61.2
Income from other equity investments	4.7	5.3
of which from subsidiaries	(1.3)	(0.0*)
	-1 000.7	**1 152.2**

* less than €0.1 million

Income/expenses from profit/loss transfer agreements include subsidiaries' tax contributions/tax credits.

24) Net interest

Net interest	2003 € million	of which subsidiaries € million	2002 € million	of which subsidiaries € million
Income from other investments and long-term loans	107.2	97.5	116.3	107.0
Other interest and similar income	102.0	29.6	85.6	28.0
Interest and other similar expenses	-139.2	-44.7	-132.6	-41.2
	70.0	**82.4**	**69.3**	**93.8**

25) Write-down of investments and securities classified as current assets

An unscheduled write-down of €90.0 million was made on the shareholding in British Midland plc, Donnington Hall owing to a lasting fall in profitability pursuant to section 253 (2) sentence 3 of the Commercial Code.
An unscheduled write-down of €61.9 million was made on a US dollar loan granted to LSG Service Holding AG, Kriftel owing to a permanent fall in the exchange rate parities pursuant to section 253 (2) sentence 3 of the Commercial Code.

26) Taxes

Taxes on income	2003 € million	2002 € million
Income tax	40.6	42.6
Write-back of tax provisions	-0.9	-2.4
Refunds for previous years	0.0*	-4.2
	39.7	**36.0**

* less than €0.1 million

Other taxes	2003 € million	2002 € million
Tax expenses	32.0	28.6
Write-back of tax provisions/ tax liabilities	-7.3	-0.3
Refunds for previous years	-0.4	-0.2
	24.3	**28.1**
Taxes	**64.0**	**64.1**

Income is indicated by a minus sign.

27) Supervisory Board and Executive Board

The members of the Supervisory Board and the Executive Board are listed on page 34. In the 2003 financial year the members of Lufthansa's Executive Board solely received fixed remuneration amounting to €1.8 million. In 2003 members of the Executive Board also participated in the option programme for executives described in note 9. In the context of this programme three members of the Executive Board purchased or acquired 9,242 Lufthansa shares via the stock market at a closing price of €12.43 and with the discount of €0.056 million which is customary under the programme. As at 31.12.2003 additional €0.035 million were set aside for claims arising from the 2002 option programme. In addition, €0.025 million was paid to one member of the Executive Board in the financial year 2003 as option premiums under the 2000 option programme for executives. The remuneration granted to members of the Supervisory Board solely comprises fixed remuneration amounting to €0.551 million. The fixed remuneration includes benefits from concessionary travel in line with the appropriate IATA regulations.

Provisions for pensions for former members of the Executive Board and their surviving dependants amount to €31.9 million. Current remuneration came to €3.1 million.

28) Proposed appropriation of distributable earnings

The net loss for the year of €1,223.5 million was offset by withdrawing €509.2 million from the share premium account and €714.3 million from retained earnings.

29) Declaration of compliance pursuant to section 161 of the German Stock Corporation Act

The declaration of compliance with the German Code of Corporate Governance required under section 161 of the German Stock Corporation Act has been duly made by the members of the Executive Board and Supervisory Board and made available to the shareholders.

Cologne, 16 January 2004

Deutsche Lufthansa Aktiengesellschaft

The Executive Board

Supervisory Board and Executive Board

Supervisory Board

Dr. Wolfgang Röller
Honorary Chairman
of the Supervisory Board,
Dresdner Bank AG
Honorary Chairman

Members with voting rights

Dr. Klaus G. Schlede
Former Deputy Chairman
of the Executive Board
Deutsche Lufthansa AG
(Chairman until 18 June 2003)

Dipl.-Ing. Dr.-Ing. E.h. Jürgen Weber
Former Chairman of the
Executive Board
Deutsche Lufthansa AG
Chairman
(from 18 June 2003)

Frank Bsirske
Chairman of ver.di
Employee representative
Deputy Chairman

Dr. Josef Ackermann
Speaker of the Executive Board
Deutsche Bank AG
(from 18 June 2003)

Dr. Rolf-E. Breuer
Chairman of the Supervisory Board
Deutsche Bank AG
(until 18 June 2003)

Manfred Calsow
Business economist
Employee representative
(from 18 June 2003)

Dr. Gerhard Cromme
Chairman of the Supervisory Board
ThyssenKrupp AG

Michael Diekmann
Chairman of the Executive Board
Allianz AG
(from 18 June 2003)

Dipl.-Vwt. Jürgen Erwert
Administrative staff member
Employee representative
(from 18 June 2003)

Herbert Flickenschild
Purser
Employee representative
(until 18 June 2003)

Peter Geisinger
Captain
Employee representative

Robert Halier
Administrative staff member
Employee representative
(from 18 June 2003)

Ulrich Hartmann
Chairman of the Supervisory Board
E.ON AG

Roland Issen
Former head of German Union of
Salaried Employees (DAG) Employee
representative
(until 18 June 2003)

Dr. Otto Graf Lambsdorff
Lawyer
Honorary President of Deutsche
Schutzvereinigung für Wertpapierbesitz
e.V.

Eckhard Lieb
Engine mechanic
Employee representative
(until 18 June 2003)

Franz-Eduard Macht
Administrative staff member
Employee representative
(until 18 June 2003)

Franz Ludwig Neubauer
Former Chairman of the
Executive Board
Bayerische Landesbank
(until 18 June 2003)

Ilona Ritter
Union Secretary ver.di
Employee representative

Willi Rörig
Administrative staff member
Employee representative

Werner Schmidt
Chairman of the Executive Board
Bayerische Landesbank
(from 18 June 2003)

Jan G. Stenberg
Former President and Chairman of
the Executive Board SAS
(until 18 June 2003)

Dr. Alfons Titzrath
Former Chairman of the Supervisory
Board
Dresdner Bank AG
(until 18 June 2003)

Mirco A. Vorwerk
Purser, Chairman of UFO
Employee representative
(from 18 June 2003)

Patricia Windaus
Flight attendant
Employee representative

Dr. Hans-Dietrich Winkhaus
Member of the Proprietors' Committee
Henkel KgaA

Dr. Michael Wollstadt
Administrative staff member
Employee representative

Dr. Klaus Zumwinkel
Chairman of the Executive Board
Deutsche Post AG

Executive Board

Wolfgang Mayrhuber
Chairman of the Executive Board and
Chief Executive Officer
(from 18 June 2003)
Deputy Chairman of the
Executive Board
Chief Executive Officer
Passenger Airlines
(until 18 June 2003)

Dr. Karl-Ludwig Kley
Member of the Executive Board
Chief Financial Officer

Stefan Lauer
Member of the Executive Board
Chief Executive Aviation Services
and Human Resources

Dipl.-Ing. Dr.-Ing. E.h. Jürgen Weber
Chairman of the Executive Board and
Chief Executive Officer
(until 18 June 2003)

Other mandates of the Supervisory Board members of Deutsche Lufthansa AG

Dr. Wolfgang Röller

a) HeidelbergCement AG (Chairman of the Supervisory Board)

Dr. Klaus G. Schlede

a) Deutsche Postbank AG
Deutsche Telekom AG
Gerling-Konzern Globale Rückversicherungs-AG (until 31.12.2003)

Dipl.-Ing. Dr.-Ing. E. h. Jürgen Weber

a) Allianz Lebensversicherungs-AG
Bayer AG
Deutsche Bank AG
Deutsche Post AG
Thomas Cook AG (Chairman of the Supervisory Board)
Voith AG

b) Loyalty Partner GmbH[1] (Chairman of the Supervisory Board)
Tetra Laval Group, Pully (CH)

Frank Bsirske

a) RWE AG (Deputy Chairman of the Supervisory Board)
DAWAG - Deutsche Angestellten-Wohnungsbau AG

Dr. Josef Ackermann

a) Bayer AG
Linde AG
Siemens AG

Dr. Rolf-E. Breuer

a) Bertelsmann AG
Deutsche Bank AG (Chairman of the Supervisory Board)
Deutsche Börse AG (Chairman of the Supervisory Board)
E.ON AG

b) Compagnie de Saint-Gobain S. A. (Board of Directors)
Kreditanstalt für Wiederaufbau (Board of Directors)
Landwirtschaftliche Rentenbank (Board of Directors)

Manfred Calsow

a) Lufthansa Technik AG[1] (Deputy Chairman of the Supervisory Board)

Dr. Gerhard Cromme

a) Allianz AG
Axel Springer Verlag AG
E.ON AG
Ruhrgas AG
Siemens AG
ThyssenKrupp AG (Chairman of the Supervisory Board)
Volkswagen AG

b) BNP Paribas S.A., France
Suez S.A., Paris (Board of Directors)

Michael Diekmann

a) Allianz Dresdner Asset Management GmbH[2] (Chairman of the Supervisory Board)
Allianz Lebensversicherungs-AG[2] (Chairman of the Supervisory Board)
Allianz Versicherungs-AG[2] (Chairman of the Supervisory Board)
BASF AG
Dresdner Bank AG[2] (Chairman of the Supervisory Board)
Linde AG

b) Allianz of America, Inc.[2] (Chairman)
Allianz Insurance Ltd., South Africa
Assurances Générales de France[2] (Vice President)
Riunione Adriatica di Sicurtà S.p.A.[2] (Vice President)

Ulrich Hartmann

a) Deutsche Bank AG
E.ON AG (Chairman of the Supervisory Board)
Hochtief AG
IKB Deutsche Industriebank AG (Chairman of the Supervisory Board)
Münchener Rückversicherungs-Gesellschaft AG (Chairman of the Supervisory Board)

b) ARCELOR, Luxembourg (Board of Directors)
Henkel KGaA (Proprietors' Committee)

Roland Issen

a) DAWAG - Deutsche Angestellten-Wohnungsbau AG

b) Vermögensverwaltung der DAG GmbH
(Member of Assembly of Proprietors)

Dr. Otto Graf Lambsdorff

a) D.A.S. Deutscher Automobil Schutz Allgemeine Rechtsschutz-Versicherungs-AG
HSBC Trinkaus & Burckhardt KGaA
IVECO Magirus AG (Chairman of the Supervisory Board)
NSM-Löwen Entertainment GmbH (Chairman of the Supervisory Board)

Franz Ludwig Neubauer

a) Deutsche Kreditbank AG (Honorary Member)
HVB Real Estate Bank AG

Ilona Ritter

a) Lufthansa CityLine GmbH[1]

Willi Rörig

a) Lufthansa Cargo AG[1] (Deputy Chairman of the Supervisory Board)

Werner Schmidt

a) Deutsche Kreditbank AG[3]
Drees & Sommer AG
Herrenknecht AG (Deputy Chairman of the Supervisory Board)
Jenoptik AG
Wieland-Werke AG

b) Bank für Arbeit und Wirtschaft AG, Vienna (Deputy Chairman of the Supervisory Board)
DekaBank Deutsche Girozentrale AdöR (Board of Directors)
Landesbank Saar AdöR[3] (Deputy Chairman of the Board of Directors)
LB (Swiss) Privatbank AG, Zurich[3] (Chairman of the Board of Directors)
Liquiditäts-Konsortialbank GmbH (Deputy Member of the Board of Directors)

Jan G. Stenberg

b) B2 Bredband AB, Sweden (Chairman of the Board)
Cygate AB, Sweden (Chairman of the Board)
Nera ASA, Norway
Service Factory AB, Sweden (Chairman of the Board)
Spring Mobil AB, Schweden (Chariman of the Board)
Stepstone ASA, Norway (Chairman of the Board)

Dr. Alfons Titzrath

a) Celanese AG

Dr. Hans-Dietrich Winkhaus

a) BMW AG
Degussa AG
ERGO-Versicherungsgruppe AG
Schwarz-Pharma AG (Chairman of the Supervisory Board)

b) Henkel KGaA (Proprietors' Committee)

Dr. Klaus Zumwinkel

a) Allianz Versicherungs-AG (until 31.12.2003)
Deutsche Postbank AG[4] (Chairman of the Supervisory Board)
Deutsche Telekom AG (Chairman of the Supervisory Board)
KarstadtQuelle AG

b) C.V. International Post Corp. U.A. (Deputy Chairman of the Board)
Morgan Stanley (Board of Directors) (from 7.1. 2004)

Mandates of the Executive Board members of Deutsche Lufthansa AG

Wolfgang Mayrhuber

a) Eurowings Luftverkehrs AG
LSG Lufthansa Service Holding AG[1]
Lufthansa Cargo AG[1]
Lufthansa CityLine GmbH[1] (Chairman of the Supervisory Board)
Lufthansa Technik AG[1]
RWE Systems AG (until 31.12.2003)
Thomas Cook AG
Münchener Rückversicherungs-Gesellschaft AG

b) HEICO Corp., Florida (Board of Directors)

Dr. Karl-Ludwig Kley

a) Delvag Luftfahrtversicherungs-AG[1] (Chairman of the Supervisory Board)
Gerling Firmen- und Privat-Service AG (until 31.12.2003)
LSG Lufthansa Service Holding AG[1]
Lufthansa AirPlus Servicekarten GmbH[1] (Chairman of the Supervisory Board)
Lufthansa Cargo AG[1]
Lufthansa Technik AG[1]
Thomas Cook AG (until 06.11.2003 and again from 23.01.2004)
Vattenfall Europe AG
Westdeutsche Landesbank AG

b) Amadeus Global Travel Distribution S. A., Madrid (Chairman of the Board of Directors)
KG Allgemeine Leasing GmbH & Co. (Board of Directors)

Stefan Lauer

a) LSG Lufthansa Service Holding AG[1] (Chairman of the Supervisory Board)
Lufthansa Cargo AG[1] (Chairman of the Supervisory Board)
Lufthansa Systems Group GmbH[1] (Chairman of the Supervisory Board)
Lufthansa Technik AG[1] (Chairman of the Supervisory Board)

b) AMECO Corp., Beijing (Deputy Chairman of the Board of Directors)
Landesbank Hessen-Thüringen Girozentrale (Board of Directors)
Lufthansa Flight Training GmbH[1] (Chairman of the Supervisory Board)
Universitätsklinikum Marburg (Supervisory Board)

a) Membership of supervisory boards required by law
b) Membership of comparable supervisory bodies at companies in Germany and abroad
[1] Company in which Deutsche Lufthansa AG has a controlling interest
[2] Company in which Allianz AG has a controlling interest
[3] Company in which Bayerische Landesbank has a controlling interest
[4] Company in which Deutsche Post AG has a controlling interest

Management Report of Deutsche Lufthansa AG 2003

At the beginning of the financial year 2003 the world air traffic industry once again plunged into a deep crisis, a development which had already started to manifest itself in the fourth quarter of 2002. Whereas demand was initially depressed by the continuing slack macroeconomic momentum, especially in Germany, the negative effects were accentuated in March by the Iraq war and the effects of the SARS epidemic. Particularly the fear of SARS led to a slump in business on an unprecedented scale and in the months April, May and June brought demand for flights to Beijing, Hong Kong and Singapore virtually to a standstill.

In the further course of the year, too, the world economy failed to generate any noticeable dynamism. Although the economic data in the United States slowly brightened, this had no major impact on the labour market. In Asia growth impulses appeared after the SARS epidemic had been overcome. In the Euro area in general and Germany in particular – which are key markets for Lufthansa – the course of business remained unsatisfactory. For 2003 as a whole Germany recorded its first decrease in economic activity in ten years amounting to 0.1 per cent. The outcome over twelve months remained negative despite the slight upturn in the fourth quarter.

The weak overall economic setting, the steep rise in the number of unemployed and the excessively cautious pace of the political reforms process caused private consumer spending in Germany to fall by 0,1 per cent in real terms. The demand for private leisure travel was additionally dampened by the lingering fears of terrorist attacks and SARS. Business travel likewise undershot the prior-year level in the wake of the cost-saving programmes launched by many companies. This, together with the growing market presence of no-frills carriers and the strong Euro, had a negative impact on average yields. Consequently, traffic revenue declined by 3.0 per cent even though the number of passengers carried, at 37.6 million, was only barely down on the year. Only in the fourth quarter did Lufthansa again register rising booking numbers.

The difficult business environment rendered it impossible for Deutsche Lufthansa AG to post a positive operating result for the financial year 2003. Stringent investment and cost curbs limited the operating loss to –€69m, despite the lower capacity utilisation and falling average yields. In 2002 the company had earned a profit of €34 million.

Capacity utilisation down by 0.6 percentage point

In the financial year 2003 Deutsche Lufthansa AG carried 37.6 million passengers – 0.3 per cent fewer than in 2002. Even the cautious expansion of the flight programme by 2.1 per cent was not completely absorbed by the market. The sales volume grew by just 1.3 per cent, so that the passenger load factor fell slightly by 0.6 percentage points to 74.0 per cent. Supply was increased sharply in the traffic region North America, where correspondingly deep cuts in capacity had been made after 11 September 2001. Demand did not grow quite as fast, with the result that the seat load factor there dropped by 1.8 percentage points. In the smaller traffic regions Middle East and Africa, by contrast, the additional capacity was almost fully accommodated in the market.

Sharp pressure on average yields

Against the backdrop on a 1.3 per cent rise in the sales volume – measured in revenue passenger-kilometres – Lufthansa generated traffic revenue of €8.7bn, which was 3.0 per cent less than in 2002. This was caused by a fall of 4.3 per cent in average yields per revenue passenger-kilometre, reflecting the strength of the Euro but also the pressure on prices due to the fiercer competition.

Other turnover totalled €0.3bn and was likewise lower than the corresponding figure in the previous year. In particular, the other turnover components – income from sales commissions and ground handling services for other airlines – showed a marked year-on-year fall. Total turnover came to €9.1bn, which was 3.8 per cent less than in 2002.

Europe including Germany
In the overall traffic region Europe 27.7 million passengers flew with Lufthansa; this was 1.8 per cent fewer than in the previous year. While the capacity was cut back by 1.6 per cent, demand remained virtually unchanged, with the result that the passenger load factor improved by 1 percentage point to 63.9 per cent.

However, traffic revenue fell by 4.4 per cent over twelve months to €3.9bn owing to the negative trend in average yields.

North America
The number of passengers transported on the North American routes jumped by 10.6 per cent to 5.0 million. But as Lufthansa concurrently expanded available capacity by 12.0 per cent and the sales volume grew by the lesser margin of 9.5 per cent, the passenger load factor fell by −1.8 percentage points. With average yields subjected to strong pressure from exchange rate movements, traffic revenue totalled €2.1bn, or 3.1 per cent more than in 2002.

South America
In the South America traffic region the sales trend (−17.6 per cent) and capacity trend (−17.4 per cent) developed virtually in parallel. The passenger load factor consequently came to 77.8 per cent and thus remained at the previous year's very high level. The number of passengers carried receded by 16.9 per cent. Traffic revenue declined by 15.8 per cent in comparison with 2002 and totalled €0.2bn.

Middle East
Despite the Iraq war and the ongoing difficult political situation in the traffic region Middle East, Lufthansa managed to lift the passenger volume to 0.6 million, (+21.9 per cent) and pushed up traffic revenue by 15.1 per cent to €0.2bn. Sales did not quite grow at the same pace, with the consequence that the passenger load factor declined marginally to 70.5 per cent.

Africa
In the African traffic region Lufthansa expanded its available capacity only moderately in 2003 (in contrast to 2002) by 2.5 per cent. The market responded well to this extra supply, so that the capacity utilisation rate showed a slight improvement by 0.1 percentage points to 72.4 per cent. The number of passengers grew by 3.8 per cent to 0.9 million. Traffic revenue increased by as much as 5.7 per cent to €0.4bn.

Asia/Pacific
The Asia/Pacific traffic region suffered a severe setback in 2003 owing to the effects of the SARS epidemic. At the height of the crisis Lufthansa reduced the number of flights to Hong Kong from 13 to just one per week and simultaneously deployed smaller aircraft. Only after the WHO gave the all-clear in July did demand gradually begin to recover, thus enabling the supply cuts to be progressively reversed. In the aggregate – measured over the year as a whole – available capacity was still −4.5 per cent below the figure in 2002, while the sales volume declined by as much as −5.9 per cent, and the number of passengers contracted by −4.5 per cent. In the months April, May and June the fall in passenger numbers amounted to as much as 19 per cent. The passenger load factor deteriorated over the year as a whole by −1.3 per cent to 79.1 per cent. As average yields weakened at the same time, traffic revenue dropped by 7.7 per cent to €1.9bn.

Network result
The weak development of average yields also impaired the network result. Although it is positive, it is well down on 2002. Positive network contributions came from the traffic regions North America, Middle East and Asia/Pacific. The result from non-core business for the financial year 2003 was likewise again positive.

Cost and income trends

The decrease in total operating income of −2.6 per cent could not be offset by the rigorous cost management measures. Total operating expenses declined by only −1.6 per cent compared with 2002. Consequently, the result from operating activities before taxation as shown in the profit and loss account deteriorated by €103m compared with 2002, when a positive result of €34m had been posted. The operating loss for the year 2003 amounted to −€69m.

If the figures for the two financial years are adjusted, in particular, for the extraordinary items included in the overall result arising from asset disposals, the release of special items, extraordinary depreciation charges and the setting-up of voluntary provisions for maintenance as well as provisions for potential losses from uncompleted transactions, the year-on-year deterioration in the result adds up to −€264m.

The persistent strength of the Euro was another factor that had a negative impact on the result. Thus in 2003 currency-related losses adversely affected the operating result in the amount of −€253m.

The decline in turnover by −€358m or −3.8 per cent was accompanied by a fall in other operating income (before the release of special items with an equity portion) by −€153m or €11.5 per cent. In the financial year 2003 Lufthansa again generated book profits totalling €79m from the sale of three Airbus A340s and three Boeing 737s, whereas in 2002 only €3m of such income had been recorded. However, this income was offset by far lower write-backs of provisions to the extent of €87m (2002: €196m). Moreover, the exchange rate gains – stemming largely from exchange rate movements between the origination and settlement dates of transactions – totalling €369m were −€141m lower than in 2002.

The release of special items with an equity portion in the total amount of €376m (2002: €144m) contains the pro rata release of the special item relating to aircraft plus a premature write-back of an amount of €302m owing to the partial de-recognition by the tax authority auditors of special depreciation set up in previous years. Unscheduled depreciation charges on the aircraft concerned were set up in the same amount.

Total operating expenses came to €10.7bn (−1.6 per cent). Excluding the unscheduled depreciation charged as an offsetting item for the premature release of the special items with an equity portion in the amount of €302m, operating expenses would have been −4.4 per cent lower and operating income −5.3 per cent lower.

Looking at the individual expenditure items, the cost of materials showed the highest year-on-year rise of +4.8 per cent to reach €4.7bn. As in the previous year, Lufthansa's fuel bill came to almost €1.0bn. The marginally higher price hedging result and the stable consumption trend more or less cancelled out, while the price rise in terms of US dollars was neutralised by the countervailing exchange rate trend.

The volume of fees and charges was likewise similar to the prior-year level and thus kept a little below the growth in capacity. The two expense items together account for 57 per cent of the cost of materials.

By contrast, expenditure on bought in aero-engineering services was €1.1bn or 9.2 per cent higher than in 2002. Even after adjustment for additions to and utilisation of provisions for future maintenance measures contained in the figures for both years, the rise in maintenance costs would still have amounted to 7.7 per cent. This steep increase is due chiefly to commissioned work associated with the sale of aircraft and to a sharp rise in the number of technical modifications.

Chartering costs, too, went up considerably by €123m to €0.2bn. This was mainly attributable to the additional deployment of nine aircraft under operating lease agreements.

Personnel expenses were unchanged at €2.1bn. Although the annual average total number of employees grew by 0.5 per cent, the cost of wages and salaries decreased by 2.8 per cent despite the rise in collectively negotiated pay rates in 2003 for ground, cabin and cockpit staff. This shows the effects of the cost-cutting measures initiated in the spring of 2003: the reduction of working time for ground staff between 15 April and 31 August with a corresponding cut in pay, the short-time working for cabin crews between 1 April and 30 June and the recruitment freeze. Social security contributions and other pension costs, by contrast, rose by 7.5 per cent.

Disregarding the unscheduled depreciation as an offsetting item to the release of the special items with an equity portion, depreciation charges would have fallen by −24.6 per cent against 2002. The main reason for this is the curbing of capital expenditure. The year-by-year fall in depreciation rates associated with the declining-balance depreciation method was not offset by the first-time depreciation charges on eight newly acquired aircraft.

Other operating expenses dropped markedly by −€494m or −14.2 per cent and amounted to €3.0bn. Virtually all the expense items recorded under this heading fell in relation to 2002. The exchange rate losses from the change in currency parities between the origination and settlement dates and from valuation at the reporting date contained in this item dropped by −€193m to €0.5bn, while the cost of sales commissions declined by €155m to €0.7bn.

Financial result strongly under pressure

The financial result is marked by a negative contribution from subsidiaries and associated companies totalling −€1.0bn. The net interest balance was positive at €70m, whereas the write-down of investments came to −€159m. On balance this yields a negative financial result of −€1.1bn as compared with a positive financial result of a similar amount in the previous year.

The positive income from subsidiaries and associated companies recorded in 2002 (+€1.2bn) included capital gains of €0.4bn realised by Lufthansa Cargo AG from the disposal of an equity stake in DHL International Inc. as well as profits totalling €0.6bn from the intra-Group sale of capital interests in Lufthansa Systems GmbH and from the realisation of the second tranche of the disposal of GlobeGround GmbH, which was contained in the income contribution of Lufthansa Commercial Holding. The negative contribution from subsidiaries recorded in 2003 results almost exclusively from the loss sustained by LSG Holding AG amounting to −€1.0bn, which the parent company has to assume. The poor result situation of the US subsidiaries that has persisted since September 2001 led to a write-down of the corresponding equity book values at LSG Holding AG in the amount of €0.9bn.

The results of the other subsidiaries and associated companies more or less cancelled out.

The positive net interest result of €70m was virtually the same as the figure recorded for 2002.

The write-down of investments in the 2003 financial year came to −€159m (2002: −€80m). Of this sum, −€90m (2002: −€70m) related to the shareholding in British Midland plc. Additional impairments concerning long-term shareholder loans denominated in US dollars owing to the weak dollar exchange rate had to be made in 2003 totalling −€62m.

Adding the financial result to the result from operating activities produces a loss before taxation of −€1.2bn. After the deduction of taxes of −€64m, this leaves a net loss for the year of −€1.2bn. This loss is made good by withdrawing €0.5bn from the share premiums and €0.7bn from retained earnings, so that the bottom line balances to zero.

Operational cash flow totals €0.6bn
The operational cash flow, defined as the inflow of financial resources generated by current business activities, reached €0.6bn, which was half the amount generated in 2002 (€1.3bn).

In the financial year 2003 Lufthansa invested €1.3bn altogether, which was €0.2bn more than in 2002. €0.5bn of this total capital expenditure was invested in purchases of and down payments on aircraft. The Company spent €0.4bn on buying four Airbus A340-600s, one A300-600 and two CRJ-200s as well as repurchasing an Airbus A340-300 previously loaned under a financial lease. A further €0.1bn was spent on advance payments for aircraft.

Lufthansa granted a long-term loan to LSG Holding AG for €0.6bn which LSG used to repay part of the liabilities of its subsidiary SC International Services Inc. €0.1bn was expended on acquiring the remaining shares in Air Dolomiti S.p.A.

The capital expenditure undertaken in 2003 could not be fully financed out of the operational cash flow; the internal financing ratio reached only 49.3 per cent (2002: 116.6 per cent).

Balance sheet total shrinks to under €13bn
The balance sheet total shrank by −7.0 per cent to €12.8bn. This contraction was due to a reduction in current assets, whereas the fixed assets total remained unchanged. Within current assets, the liquid funds including securities held as current assets fell by €0.9bn. The two main reasons for this were the transfer of cash resources to LSG Holding AG for the purpose of redeeming external loans of its subsidiary and the repayment of leasing liabilities from bank deposits amounting to likewise €0.6bn.

With regard to the relative weights of the different categories of assets, a slight shift occurred in favour of fixed assets, which again make up 65.5 per cent of total assets (2002: 61.1 per cent).

On the liabilities side the business capital decreased by €1.7bn owing to the withdrawals from the reserves to offset the negative result of the year and the premature partial release of the special items with an equity portion and now amounts to €1.7bn. The business capital ratio fell by −11.4 percentage points to 13.4 per cent.

The capital resources available to the Company on a long-term basis likewise declined by −€1.6bn to €6.8bn. The share of long-term resources in the balance sheet total dropped from 60.6 to 52.8 per cent. 80.6 per cent of fixed assets (2002: 99.2 per cent) is covered by long-term funds.

The net assets of €0.6bn contained in the balance sheet of Deutsche Lufthansa AG at the end of 2002 were lowered further to €0.2bn by the end of 2003. After taking account of the present value of outstanding finance leasing instalments not shown on the balance sheet, the Company's net assets likewise stand at €0.2bn (2002: €0.4bn).

Major events after year-end closure
Lufthansa offered AK Industriebeteiligungs GmbH the option of acquiring a further 24.1 per cent of the shares in Eurowings. On 2 January 2004 AK Industriebeteiligungs GmbH stated its acceptance of this offer. The offer will become effective 90 days after receipt of the statement of acceptance, i.e. on 1 April 2004.

In January Lufthansa altered the structure of its regional network and put its co-operation with the partner airlines Eurowings, Augsburg Airways, Contact Air, Lufthansa CityLine and Air Dolomiti on a new footing. The aircraft of the partner airlines are now deployed on a "wet-lease" basis, meaning that Lufthansa defines the production platform and assumes the commercial risk. This is expected to yield cost savings amounting to a three-digit million total.

On 13 February 2004 Deutsche Lufthansa AG placed an equity package of 13.2 per cent in Amadeus Global Travel Distribution S.A. via the Madrid stock exchange. The 78 million A-shares were sold to institutional investors at a price of €5.05 per share. Lufthansa will receive income of €394m from this transaction. As a result, book profits of around €385m will accrue to Lufthansa Commercial Holding (LCH) in the current financial year which will be forwarded to the parent company by virtue of the subsidiary's profit transfer agreement. LCH's remaining stake in Amadeus has consequently fallen from 18.3 to 5.1 per cent.

At the end of 2003 Lufthansa announced its intention to introduce a net pricing model in Germany with effect from 1 September 2004. This new distribution model will abolish the current commercial representative status of the travel agencies and hence also the commissions which Lufthansa has paid them in the past. In future travel agencies will charge a service fee, to be set at their own discretion, for their mediation and consultation activities directly to the customer. Those travel agents which had not signed the new distribution contract by the deadline of 14 February 2004 have in the meantime received notice of termination of their distribution agreement. This ensures a uniform changeover to the new distribution model at the start of September. The restructuring of the distribution arrangements was approved by the big travel agency chains. However, smaller travel agents and the national associations that represent them have opposed the change and announced that they will file legal appeals.

System for the timely detection and management of risks

As an international airline Lufthansa is exposed both to general entrepreneurial risks and to industry-specific risks. Key areas of exposure are capacity and utilisation risks, strategy-related risks, political risks, operational risks, procurement risks, wage policy risks, IT risks plus financial and treasury management risks.

The risk management strategy of Deutsche Lufthansa AG permits the Company to exploit business opportunities that present themselves as long as the associated risks are an unavoidable component of value creation. Risk management is a fundamental element of all business processes and decisions.

The targeted management of entrepreneurial opportunities and business risks alike is part and parcel of Lufthansa's corporate strategy. Consequently, the Company's system for the timely detection and management of risks consists of a multiplicity of components that are systematically embedded in the entire organisational and operational structure of the Company and its Group enterprises. There is no autonomous organisational structure; instead, risk management is regarded as a prime responsibility of the managers of all business entities and of the process and project managers in the Group companies. One of their management responsibilities is to ensure that the staff are likewise integrated into the risk management system.

The Risk Management Committee makes sure that risks are identified and assessed continuously across functions and processes. It is responsible for the system's constant further refinement and for verifying its effectiveness. It reports regularly to the Executive Board. The Committee further develops the basic principles of risk policy and oversees their compliance. It also communicates the Company's risk policy, defines the documentation requirements and initiates any necessary reviews of specific aspects of the risk management system by the internal auditing department.

All major potential risks to the Company's profitability or basis of existence are documented in a risk map; this risk map is regularly updated and extended. Major risks are defined as dangers which per se – as-

suming a median probability of occurrence – might cause damage equal to at least one-third of the result necessary to maintain the Company's inherent value. Due account is taken of potential interdependencies between different risks.

The measures designed to ensure the timely detection, limitation and elimination of these risks within the framework of Lufthansa AG's risk management system are themselves regularly reviewed and reinforced. Over and above appropriate insurance solutions, countermeasures specific to each individual risk situation are envisaged for the purpose of limiting and overcoming risks. The experience following the events of 11 September 2001 and their ensuing consequences as well as of the Iraq war and the SARS epidemic in the year under review has confirmed the effectiveness of the existing risk management system.

An analysis of risks, together with possibilities of limiting and overcoming them, also forms an integral part of the Company's strategy development process and is incorporated into Operational Group Planning.

The independent auditing company PwC Deutsche Revision AG examined Lufthansa's system for the early detection of risks as part of its audit of the financial statements. The system meets the defined requirements.

Risks of future development

The effects of and fluctuations in global economic trends and the general macroeconomic setting have a fundamental impact on Lufthansa's situation and development.

The Iraq conflict, the outbreak of the SARS epidemic and the stagnating world economy seriously impaired the business activity of the airline industry in the financial year 2003. Lufthansa carried 37.6 million passengers, which was 0.3 per cent fewer than in 2002.

Despite an almost stable output trend and ongoing stringent cost management, however, Lufthansa was unable in 2003 to repeat the previous year's good result performance. This was due principally to a sharp fall in yields. This development was negatively affected by the strong Euro, price competition from the no-frills carriers in Europe and by the temporary collapse of the traditionally profitable Asian aviation market.

Cyclical and competitive risks

The course of business in the financial year 2003 shows clearly that the competitiveness of the air travel sector, heavily dependent as it is on the cyclical development of the overall economy, hinges on how flexibly an airline can react to changes in demand and in the competitive environment. The introduction of further flexibility into fixed cost items, especially personnel expenses, is a crucial requirement for this. This necessitates competitive pay settlements specific to each individual business segment to enable the Company to keep pace with the new challenges posed notably by no-frills carriers in Europe.

Besides adjustments of personnel costs, the changed competitive environment also requires a radical overhaul of production concepts to enable the Company to compete with the unit costs of the no-frills carriers and hence to be able to participate in the low-fare segment in the additionally generated demand for intra-European flights. These new concepts have been elaborated and will be implemented in 2004.

Following the example set by the no-frills carriers and in keeping with a general trend in the global air traffic industry, Lufthansa terminated the traditional commercial agent agreements with German travel agencies at the beginning of 2004 and in the second half of the year will switch to net pricing arrangements with its distribution partners. This will mean that in future the value added by the travel agencies will be remunerated – as it is already customarily in the USA – by the traveller and not by the airline. The potential consequences of the new model

on the travel agents' recommendation policy and practice vis-à-vis their customers as well as the degree of acceptance of the new model in Germany will be continuously monitored.

Furthermore, the safeguarding of profitable average yields requires offering business passengers a product and service profile that is qualitatively more clearly differentiated from the low-fare segment and meets business travellers' needs for a speedy ground service and comfortable flight conditions. In both continental and intercontinental traffic, therefore, marked improvements in the Business Class product have been adopted and communicated which will likewise be implemented in 2004. Together with the forecast improvement in the overall economy, this is expected to stimulate a perceptible increase in the demand for full-fare tickets.

Hedging the fuel price risk

Fuel consumption remains a major cost item for the entire air traffic industry. In the year under review it made up over 9.5 per cent of total operating expenses. Large swings in kerosene prices can have a significant impact on the operating result. The risk of unfavourable fuel price movements is limited by the use of various hedging instruments for the crude and heating oil market. Lufthansa AG's hedging strategy is aimed at neutralising the price risk of up to 90 per cent of anticipated fuel consumption in the following 24 months on a revolving basis. At the reporting date around 73 per cent of the anticipated fuel needs for the financial year 2004 was hedged. For around 36 per cent of the hedged requirements for 2004 the effect of the hedges against price increases is limited by offsetting transactions to an average crude oil price level of approximately USD30.5/bbl.

Capital market risks

Lufthansa's international business activities expose it to both exchange rate and interest rate fluctuations in the international money, capital and foreign exchange markets. Internal guidelines lay down that half the cost of US dollar-denominated investments in aircraft is to be hedged as soon as an outright purchase contract is signed. Hedging of the other half is undertaken depending on current market developments. A maximum of 75 per cent of the expected net payment flows in individual currencies are hedged for up to 36 months. Variable-rate interest payables are hedged up to 100 per cent.

This hedging strategy to limit the aforementioned price risks is laid down by the Executive Board of Deutsche Lufthansa AG. It is documented in internal guidelines; compliance with those guidelines is continuously monitored by the Group internal auditing department. Appropriate management and control systems are in place for ongoing risk measurement, surveillance and management. The Supervisory Board is regularly informed of the exposure positions and the hedging results achieved.

Note 15 to the financial statements of Lufthansa AG gives a detailed account of the state of the exchange rate, interest rate and fuel price hedging operations.

Liquidity risks

The intensity with which global economic and geopolitical crises, terrorism and epidemics can affect the air traffic industry highlights the risk of ensuring adequate liquidity reserves. Lufthansa has further improved its sophisticated financial planning systems. On the basis of multiyear plans and crisis simulations the level of the liquidity reserves considered necessary, defined as cash reserves plus free credit lines, has been adjusted accordingly and to date has not been undershot.

Infrastructure risks

The planned extension of the runway system at Frankfurt Airport assumes considerable importance for Lufthansa's long-term competitiveness. The state government of Hesse (in which Frankfurt is situated) has likewise expressed its assent to an extension of the runway system following the clear recommendation given by the "mediation group" of independent experts. The extension project is a key precondition for securing

Frankfurt Airport's future as an international air traffic hub. However, the operational restrictions that have meanwhile been introduced into the public debate on extending the airport would obstruct its efficient use. In particular, a practicable solution allowing a certain amount of night flights is crucial. If such a solution is not found, Lufthansa would have to refocus its flight schedule structure in the medium term on suitable alternative hubs.

Bottlenecks in the European air traffic control systems are continuing to cause substantial flight delays. The infra-structural shortcomings are burdening the profitability of all European airlines. In addition they are jeopardising the sector's ability to keep pace with the growing demand for air transport services. Together with other airlines, Lufthansa is therefore pressing the European Commission and the national governments to create an efficient system of air traffic control throughout Europe. Lufthansa has consistently underscored the importance of the infra-structural setting and has institutionalised this with the joint initiative "Air Traffic for Germany" with the respective partners – i.e. airports, air traffic control and public authorities.

Risks relating to the development of alliances

One of the mainstays of Lufthansa's commercial success is its integration into the world's leading airline partnership system, the Star Alliance. It offers its customers co-ordinated flight connections to 700 destinations in 128 countries. The loss-making situation in which many of the scheduled airlines world wide at present find themselves has, in the case of some of Lufthansa's partners, assumed proportions that threaten their existence. The key US partner United Airlines filed for protection from creditors in December 2002 with a view to achieving a restructuring under Chapter 11 of the US insolvency law. The Canadian partner Air Canada followed suit on 1 April of the year under review with a corresponding CCAA application under Canadian insolvency law. In both cases the restructuring process is still underway and has led to marked improvements in the airlines' cost structure. Lufthansa is closely monitoring developments at United Airlines and Air Canada and is actively supporting their restructuring measures in an advisory capacity. A long-term co-operation agreement has been signed with Air Canada which, subject to the approval of the Canadian insolvency court, will safeguard a continuation of the mutual collaboration. The Star Alliance's presence in the USA was additionally underlined by the decision to admit US Airways as a new member. It is anticipated that United Airlines and Air Canada will conclude their restructuring process and return to normal competitive operation in the course of 2004.

Insurance risks

The cost of insuring the fleet has surged dramatically following 11 September 2001 and since then has remained at a very high level. This is due to the huge additional premiums that are now being charged for insuring against the risk of war and similar events. Lufthansa is therefore monitoring the ongoing development of the existing models for insuring against terroristic risks closely. This requires intense co-operation between all market participants and the international community. Since March 2003 the Lufthansa fleet has had the renewed third-party liability cover of US$2bn. Lufthansa has taken out this insurance protection despite higher costs in order to avoid economic risks.

Risks relating to Group companies

Lower passenger volumes, a cutback in flight capacity and reductions of the in-flight service by US airlines in the wake of the terror assaults of 11 September 2001 have also heavily affected the air catering business of the LSG Sky Chefs group. Owing to the muted macroeconomic momentum in the United States and the crisis affecting the established airlines, the anticipated recovery of demand for air catering services has not

yet occurred. Despite capacity cuts and rigorous cost management it has so far not been possible to stabilise the results situation. LSG Holding AG has duly recognised this development and, after reviewing its overall investment in the LSG USA group, has written down the latter's stated value by a total of €940m. In addition, it has initiated steps to streamline its portfolio such as selling the US business segment Chef Solutions (prepared meals for retail outlets).

The cyclical uncertainties in Germany, the fall in households' average disposal income and the persisting fears of possible terrorist attacks weighed heavily on the leisure travel business of the Thomas Cook group. Excess hotel and airline capacities and the growing substitution of charter packages in favour of the individual assembly of holiday components via Internet pose new strategic challenges to the Thomas Cook group. Capacity adjustment measures were initiated with the sale of twelve Boeing 757-200 aircraft at the beginning of 2004 and a new management team is concerning itself with the group's strategic repositioning.

Other risks

Lufthansa has now settled the class action filed against 17 airlines in the USA in September 2002 regarding an alleged anti-competitive collusion in connection with a reduction of commission payments by concluding a compromise with the plaintiffs.

Outlook

For 2004 aggregate output is once again expected to grow in the world's major economic regions. According to the latest forecasts, the US economy is projected to expand by more than 4 per cent. But in Europe and Germany, too, moderate GDP growth of up to 2 per cent is currently anticipated.

Even if the expectations of an economic revival are confirmed and the growth is also beginning to have an impact on consumer behaviour, uncertainty remains concerning the scale and duration of the upturn. In particular, the overall economic upswing is dependent on the course of development in the USA. Other than that, it is difficult to estimate the further effects on the economy as a whole and on air traffic.

Lufthansa will therefore continue, as in 2003, to keep capacity tight and to orient it strictly to the trend in demand. At the same time the work on the project "Future European Operations" will be continued with full speed. The first measures aimed at enhancing the product and boosting productivity will be implemented already in the summer. The activities in the initiative "Air Traffic for Germany" and the "Concerted Campaign" are being vigorously continued. They are the basis for ensuring that Lufthansa will be able in the coming year, too, to participate in the growth in international air traffic and to defend its leading position in the industry.

The strategy of the Passenger Business segment is geared to returning to a path of value-creating production via productivity increases and product differentiation. This needs to be underpinned by an improvement in the underlying political and economic conditions in Germany.

The greater competition from the no-frills carriers will maintain the pressure on average yields in the continental air traffic segment. By contrast, it is unlikely that the effects of the emerging consolidation in the airline sector will make themselves felt already in the financial year 2004.

In the intercontinental segment the general economic upturn and the overcoming of SARS are leading to a return to the previous growth path, especially in the Asian-Pacific traffic region with its traditionally strong yields.

For 2004 Lufthansa AG anticipates a result above previous year's level.

Audit opinion[1]

We have audited the annual financial statements of Deutsche Lufthansa AG, Cologne, including the accounting records and the management report, for the financial year which ran from 1 January to 31 December 2003. The accounting records and the compilation of the annual financial statements and the management report in accordance with German commercial law, as well as the supplementary rules under the Company's articles of association, are the responsibility of the Company's Executive Board. Our duty is to express an opinion, based on our audit, on the annual financial statements, including the accounting records, and on the management report.

We have carried out our audit of the annual financial statements pursuant to section 317 of the German Commercial Code and in accordance with German auditing standards as laid down by the German institute of chartered accountants and external auditors IDW. Those standards require that we plan and carry out the audit so as to be able to identify with reasonable assurance any inaccuracies and infringements which materially affect the impression of the Company's net worth, financial position and results as conveyed by the annual financial statements, in compliance with German accounting standards, and by the management report. In planning the audit operation due account is taken of knowledge concerning the Company's business activity and the economic and legal setting in which it operates and of expectations of possible errors. The effectiveness of the Company's accounting-related internal control system and the documentary evidence for the entries in the accounting records and the details contained in the annual financial statements and the management report are verified in the audit primarily by sampling. The audit includes an assessment of the accounting principles employed by the Company and of the basic estimations made by the Executive Board as well as an evaluation of the overall presentation of the annual financial statements and the management report. We believe that our audit provides a reasonable basis for our assessment.

Our audit gave rise to no objections.

In our opinion, the annual financial statements present a true and fair view of the Company's net worth, financial position and results in compliance with German accounting standards. The management report provides a fair understanding of the Company's situation and accurately portrays the risks inherent in its future operations.

Düsseldorf, 9 March 2004

PwC Deutsche Revision
Aktiengesellschaft
Wirtschaftsprüfungsgesellschaft

Pape	Dr. Husemann
Wirtschaftsprüfer	Wirtschaftsprüfer

(1) Translation of the *Bestätigungsvermerk*.
See "Information Regarding the Auditors Report" on page ix of this Offering Circular.

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GLOSSARY

Aeronautical services

Information technologies based on high-quality cartographical data, which allow for the optimization of essential processes related to route- and flight-path planning.

Amadeus

Central reservation system for the tourism industry operated by Amadeus S. A., the use of which provides direct access to Lufthansa reservation information.

Available seat-kilometers ("ASKs")

Unit of measure for passenger aviation services. Passenger capacity available on scheduled passenger flights is the number of seats available for passenger transportation multiplied by the number of kilometers flown and is expressed in terms of available seat-kilometers.

Available ton-kilometers ("ATKs")

Unit of measure for freight aviation services. Cargo capacity available is the total amount of cargo that could be transported multiplied by the number of kilometers flown and is measured in terms of available ton-kilometers.

At-equity accounting

An accounting method used for entities in which Lufthansa holds a voting interest of between 20% and 50%, including joint ventures with third parties. Only Lufthansa's proportionate share of the after-tax profit or loss and the equity of those entities is reflected in the Consolidated Financial Statements.

Cargo load factor

The ratio between revenue ton-kilometers and available ton-kilometers.

Cargo yields

Revenue per revenue ton-kilometer.

CEST

Central European Standard Time

Code share

An agreement whereby flights from one airline also display flight numbers from one or several other airlines. If, for example, Lufthansa has a code-sharing agreement with respect to a flight operated by another airline, Lufthansa can record this flight in its flight schedule using a Lufthansa flight number.

"D" Check

Used in the maintenance and overhaul of aircraft. "D" check stands for a time-consuming inspection procedure by which the aircraft is stripped down to its individual parts and each component is meticulously examined and replaced where necessary.

Executive Board

The *Vorstand* of Deutsche Lufthansa AG.

IATA

International Air Transport Association.

International Accounting Standards ("IAS")

IAS are accounting regulations promulgated by the International Standards Board ("IASB") for the purpose of international harmonization and improving comparability of consolidated financial statements. IAS have been renamed International Financial Reporting Standards ("IFRS").

International Financial Reporting Standards ("IFRS")

See "International Accounting Standards ("IAS").

LSG Sky Chefs / LSG Sky Chefs Group

LSG Lufthansa Service Holding AG together with its consolidated subsidiaries.

Lufthansa Cargo / Lufthansa Cargo Group

Lufthansa Cargo AG together with its consolidated subsidiaries.

Lufthansa Regional

Joint description for the cooperative arrangement of Lufthansa and its partners: Air Dolomiti, Augsburg Airways, Contact Air, Eurowings, and Lufthansa CityLine. All regional flights of participating airlines are coordinated and recorded in a single flight schedule under the name Lufthansa Regional.

Lufthansa Systems/Lufthansa Systems Group

Lufthansa Systems Group GmbH together with its consolidated subsidiaries.

Lufthansa Technik/Lufthansa Technik Group

Lufthansa Technik AG together with its consolidated subsidiaries.

MRO

Maintenance, Repair, Overhaul.

Passenger Business

In the Passenger Business segment, Lufthansa operates its passenger flight business, which consists of the operation of regularly scheduled German, European and intercontinental passenger flights.

Passenger load factor

The ratio between revenue ton-kilometers and available seat-kilometers.

Passenger yields

Revenue per revenue passenger-kilometer.

Point-to-point

Direct flights that connect destinations without requiring a transfer.

Revenue seat-kilometer ("RSKs")

Unit of measures for passenger aviation services. RSKs correspond to the number of passengers multiplied by the number of kilometers flown.

Revenue ton-kilometer ("RTKs")

Unit of measure for freight aviation services. RTKs correspond to the total tons of mail and freight carried multiplied by the total number of kilometers sold.

Supervisory Board

The supervisory board *(Aufsichtsrat)* of Deutsche Lufthansa AG.

Slots

Time slots that are required for take-off and landing of aircraft at an airport.

Thomas Cook Group / Thomas Cook

Thomas Cook AG together with its consolidated subsidiaries.

WOW Alliance

The air freight network comprised of Lufthansa Cargo, SAS Cargo, and Singapore Airlines Cargo.

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RECENT DEVELOPMENTS AND OUTLOOK

For the remainder of 2004, economic research institutes are forecasting further stabilization of the global economic recovery, particularly in the Far East, most importantly in China. The International Monetary Fund is forecasting that China's gross national product will increase by 8.5% in 2004. For the United States, the International Monetary Fund is forecasting an increase in the national product of 4.6% in 2004. The European Economic Area and Germany are, however, expected to participate at a below average rate in the global economic recovery. The leading German research institutes are forecasting a slight recovery in the German economy in 2004. In their joint forecast, these institutes estimate that the German economy will grow by 1.5% in 2004 compared to 2003. The German Independent Council of Economic Advisors (*Sachverständigenrat*) is forecasting 1.5% growth in the German gross national product for 2004.

Lufthansa believes that the expected global economic recovery for the current year will have a positive effect on air traffic. Lufthansa intends to take advantage of the opportunities resulting from this expected recovery, including by expanding capacity on selected routes, in particular, on long-haul routes. Lufthansa's 2004 summer fight schedule, which became effective at the end of March 2004, includes 18% more flights on long-haul routes than last year's summer flight schedule.

Based on current booking and operational performance data, Lufthansa expects a positive business development for 2004. The positive trend that developed in the first quarter of this year continued into April. The number of passengers increased significantly, while operating expenses remained relatively stable in April 2004 compared to April 2003. It should be noted, however, that the war in Iraq and the outbreak of SARS had a significant negative effect on the number of passengers in April 2003. Despite positive macroeconomic developments and signs of recovery in the airline industry, it is difficult to predict how the rest of 2004 will develop. There can be no assurance that the expected economic recovery will necessarily lead to increased demand in the leisure and business travel industry. In addition, further oil price developments are uncertain. Lufthansa's main goal for 2004 is to achieve materially better results of operations and to arrive at a positive net result for its group of companies. The further implementation of the Action Plan to Secure Long-Term Competitiveness is intended to make a contribution towards reaching this goal.

Cologne, June 2004

Deutsche Lufthansa Aktiengesellschaft

June 1, 2004
Frankfurt am Main, Düsseldorf, London, Munich and Paris

Joint-Global Coordinators

Dresdner Bank Aktiengesellschaft

Morgan Stanley Bank AG

Joint Bookrunners

Dresdner Bank
Aktiengesellschaft

Morgan Stanley Bank AG

Deutsche Bank
Aktiengesellschaft

Joint Lead Managers

Citigroup Global Markets
Limited

WestLB AG

Co-Lead Managers

Barclays Bank PLC

Bayerische Landesbank

Bayerische Hypo- und Vereinsbank AG

BNP Paribas London Branch

Commerzbank AG

DZ BANK AG
Deutsche Zentral-Genossenschaftsbank
Frankfurt

HSBC Trinkaus & Burkhardt KGaA

Landesbank Hessen-Thüringen Girozentrale

Société Générale

Lufthansa

Lufthansa

Deutsche Lufthansa Aktiengesellschaft

Cologne

Change in conversion price
(§ 7 (1) of the terms and conditions of convertible bonds)
for the
750.000.000
1.25 % convertible bond issue from 2002/2012
– Security code 795 560 –
– ISIN XS0140276618 –

In June 2004, the share capital of Deutsche Lufthansa Aktiengesellschaft was raised by the issuance of new registered shares, with subscription rights for shareholders. As a result of the capital increase, the conversion price is reduced by 0.30 in accordance with § 7(1) of the terms and conditions of the convertible bond issue.

The new conversion price is thus 19.86, effective 15 June 2004.

The conversion ratio remains unchanged. In the event of conversion, bondholders will be compensated in accordance with § 6 (5) (c) of the terms and conditions.

Cologne in June 2004

Deutsche Lufthansa Aktiengesellschaft
The Executive Board